UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                      to

Commission file number - 000-55494

Santander UK Group Holdings plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

2 Triton Square, Regent’s Place, London NW1 3AN, England

(Address of principal executive offices)

Julian Curtis

2 Triton Square, Regent’s Place, London NW1 3AN, England

Tel +44 (0) 870 607 6000

Fax +44 (0) 20 7756 5628

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act. Ordinary Shares of Nominal Value of £1 Each

Securities registered or to be registered pursuant to Section 15(d) of the Act. Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

EXPLANATORY NOTE

Santander UK Group Holdings plc (the ‘Company,’ ‘we,’ ‘us’ and ‘our’) is the immediate parent company of Santander UK plc. The Company and Santander UK plc operate on the basis of a unified business strategy and have common boards of directors (‘Boards’), albeit the principal business activities of the Company and its subsidiaries (collectively, ‘Santander UK’ or the ‘Santander UK group’) are currently carried on by Santander UK plc and its subsidiaries (the ‘Santander UK plc group’).

The Company was incorporated on 23 September 2013 and on 10 January 2014 became the immediate parent company of Santander UK plc and its controlled entities through an exchange of shares with the shareholders of Santander UK plc, as described in Note 1 to the consolidated financial statements of the Company for the years ended 31 December 2014, 2013 and 2012 and as of 31 December 2014 and 2013 (the ‘Consolidated Financial Statements’) included in this registration statement. This transaction constitutes a group reconstruction and a transaction between entities under common control. As described in Note 1 to the Consolidated Financial Statements, for purposes of International Financial Reporting Standards as adopted by the European Union and issued by the IASB (‘IFRS’), the transaction has been accounted for in the Consolidated Financial Statements using the principles of merger accounting under UK Generally Accepted Accounting Principles. Although the group reconstruction did not become effective until January 2014, the Consolidated Financial Statements for the year ended 31 December 2014 and for each comparative period shown have been presented as if the Company and Santander UK plc had always been part of the same group.

We present our condensed consolidated interim financial statements as at and for the six months ended 30 June 2015 (the ‘Condensed Consolidated Interim Financial Statements’) and our Consolidated Financial Statements in pounds sterling, the legal currency of England and Wales. All references in this registration statement to (i) ‘£,’ ‘sterling’ or ‘pounds sterling’ are to the legal currency of England and Wales; (ii) ‘$’ or ‘US dollar’ are to the legal currency of the United States; and (iii) ‘€’ or ‘euro’ are to the legal currency of participating member states for the purposes of the European Monetary Union.

The Company is voluntarily registering its ordinary shares pursuant to Section 12(g) of the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’) and does not intend to issue new ordinary shares that will be listed or traded on any public market pursuant to this registration statement. For this reason, certain information, including earnings per share information, is not presented in this registration statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Santander UK may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this registration statement and may also make forward-looking statements in its future periodic reports to the US Securities and Exchange Commission (‘SEC’) on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of plans, objectives or goals of the Santander UK group or its management, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Santander UK group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by the Santander UK group or on the Santander UK group’s behalf. Some of these factors, which could affect the Santander UK group’s business, financial condition and/or results of operations, are considered in detail in ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review’ and ‘Item 3. Key Information—D. Risk Factors’ and they include:

•	the ability of the Santander UK group to recruit, retain and develop appropriate senior management and skilled personnel;

•	the disruptions and volatility in the global financial markets;

•	the effects of UK economic conditions;

•	the Santander UK group’s exposure to UK political developments;

•	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit the Santander UK group’s operations;

•	the extent to which liquidity requirements and any changes to these requirements may limit the Santander UK group’s operations;

•	the Santander UK group’s exposure to UK Government debt;

•	the effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	the Santander UK group’s exposure to risks faced by other financial institutions;

•	the Santander UK group’s ability to access liquidity and funding on acceptable financial terms;

•	the effects of an adverse movement in external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;

•	the effects of fluctuations in interest rates and other market conditions;

•	the extent to which the Santander UK group may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;

•	the risk of failing to successfully implement and continue to improve the Santander UK group’s credit risk management systems;

•	the risks associated with the Santander UK group’s derivative transactions;

•	the extent to which the Santander UK group may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security;

•	the risk of failing to effectively improve or upgrade the Santander UK group’s information technology infrastructure and management information systems in a timely manner;

•	the Santander UK group’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods;

•	the effects of competition, or intensification of such competition, in the financial services markets in which the Santander UK group conducts business and the impact of customer perception of the Santander UK group’s customer service levels on existing or potential business;

•	the various risks facing the Santander UK group as its expands its range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs);

•	the Santander UK group’s ability to control the level of non-performing or poor credit quality loans and whether the Santander UK group’s loan loss reserves are sufficient;

•	the extent to which the Santander UK group’s loan portfolio is subject to prepayment risk;

•	the risk that the value of the collateral, including real estate, securing the Santander UK group’s loans may not be sufficient and the Santander UK group may be unable to realise the full value of the collateral securing its loan portfolio;

•	the ability of the Santander UK group to realise the anticipated benefits of its business combinations and the exposure, if any, of the Santander UK group to any unknown liabilities or goodwill impairments relating to acquired businesses;

•	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK group members operate;

•	the Santander UK group’s exposure to any potential uncertainly and changes to the UK regulatory regime as a result of the reform and reorganisation of the UK financial regulatory authorities and the UK regulatory framework;

•	the effects of any new reforms to the UK mortgage lending and the personal loans market;

•	the Santander UK group’s exposure to any risk of loss from legal and regulatory proceedings;

•	the power of the FCA, the PRA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including the Santander UK group, in case of industry-wide issues;

•	the effects which the Banking Act 2009 may have on the Santander UK group’s business;

•	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on the Santander UK group’s business;

•	the extent to which members of the Santander UK group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

•	the risk of third parties using the Santander UK group as a conduit for illegal or improper activities without the Santander UK group’s knowledge;

•	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK group members operate;

•	the effects of any changes in the pension liabilities and obligations of the Santander UK group;

•	the effects of any changes to the reputation of the Santander UK group, any Santander UK group member or any affiliate operating under the Santander UK brands;

•	the basis of the preparation of the Company’s and the Santander UK group’s financial statements and information available about the Santander UK group, including the extent to which assumptions and estimates made during such preparation are accurate;

•	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud;

•	the extent to which changes in accounting standards could impact the Santander UK group’s reported earnings;

•	the extent to which the Santander UK group relies on third parties for important infrastructure support, products and services;

•	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates; and

•	the Santander UK group’s success at managing the risks to which it is exposed, including the items above.

Undue reliance should not be placed on forward-looking statements when making decisions with respect to the Santander UK group. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. The Santander UK group does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

GLOSSARY OF FINANCIAL SERVICES INDUSTRY TERMS

Glossary of financial services industry terms

Term	Definition

1|2|3 World	The 1|2|3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1|2|3 Current Account, the 1|2|3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1|2|3 Mini (for children), Student, Graduate, and Postgraduate accounts. The aim of 1|2|3 World products is to attract and retain customers (i.e. improving customers’ loyalty and longevity), and to increase the number and type of transactions customers undertake with us, by offering benefits for doing so.

1|2|3 World customer	A customer who holds one or more of the following products: 1|2|3 Credit Card, 1|2|3 Current Account, 1|2|3 Graduate Current Account, 1|2|3 Student Current Account, 1|2|3 Postgraduate Current Account, 1|2|3 Mini Current Account and 1|2|3 Mini Account (in Trust). Trustees are not classed as 1|2|3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

Adjusted return on tangible equity (‘Adjusted RoTE’)	Adjusted RoTE is computed in the same manner as RoTE described below except that the profit attributable to equity shareholders is adjusted to account for the UK Bank Levy charge at the interim balance sheet date on an accrual basis. This adjustment is computed only at interim dates and is made to spread the cost of the UK Bank Levy evenly over the year which under IFRS is only recorded at year-end. This is a non-IFRS measure that management reviews in order to measure the overall profitability of the Santander UK group. See ‘Item 3. Key Information—A. Selected Financial Data’ for a reconciliation of Adjusted RoTE to the nearest IFRS measure.

Alternative A-paper (‘Alt-A’)	A US description for loans regarded as better risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset Backed Securities (‘ABS’)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.

Banking net interest margin (‘Banking NIM’)	Net interest income divided by average customer assets. This is a non-IFRS measure that management reviews in order to measure the overall profitability of the Santander UK group. Management believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. See ‘Item 3. Key Information—A. Selected Financial Data’ for a reconciliation of Banking NIM to the nearest IFRS measure.

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point	One hundredth of a per cent (i.e., 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.

Business Banking	Enterprises with a turnover of up to £250,000 per annum.

Current Account Switch Service (‘CASS’) guarantee	On 16 September 2013, the Payments Council (now Bacs) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

The published Payments Council branded data referenced is for switches completing between 1 January 2014 and 31 December 2014 and shows Santander UK gained 276,900 switchers, with a net gain of 186,200. The branded data is published six months in arrears. Payments Council data for the industry shows 1,847,400 full switches were completed between 16 September 2013 and 30 June 2015. Santander UK management information identifies 502,200 full switchers in the same period, representing approximately one-in-four full switches.

Collateralised Loan Obligation (‘CLO’)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Collectively assessed loan impairment provisions	Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques. See ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements.

Commercial Paper (‘CP’)	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.

Commercial Real Estate	Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages and industrial properties.

Common Equity Tier 1 (‘CET 1’) capital	Called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13.

CET 1 capital ratio	Common Equity Tier 1 capital as a percentage of risk weighted assets.

Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.

Core Tier 1 capital	Called up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the PRA.

Corporate customer satisfaction	The Charterhouse UK business banking survey is an on-going telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. Data is based on 5,732 interviews made in the year ending 30 June 2015 and 5,733 interviews in the year ended 30 September 2014 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds, TSB and NatWest.

Corporates	Include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

Cost-to-income ratio	Operating expenses as a percentage of total income.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review’ for industry specific definitions of individual products.

Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.

Credit Default Swap (‘CDS’)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit derivative	A contractual agreement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event defined at the inception of the transaction. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

Credit risk spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (‘CVA’)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Capital Requirements Directive IV (‘CRD IV’)	An EU legislative package covering prudential rules for banks, building societies and investment firms.

Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts/customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer’s obligation can be more or less than its contributions to the fund.

Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer’s obligation is limited to its contributions to the fund.

Delinquency	See ‘Arrears’.

Deposits by banks	Money deposited by banks and other credit institutions. They include money-market deposits, securities sold under repurchase agreements, and other short-term deposits. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Banks, Trading Liabilities or Financial Liabilities designated at Fair Value.

Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discount Window Facility (‘DWF’)	A Bank of England bilateral facility designed to address short-term liquidity requirements without distorting banks’ incentives for prudent liquidity management. Eligible banks and building societies may borrow gilts, for 30 or 364 days, against a wide range of collateral in return for a fee, which varies with the collateral used and the total size and maturity of borrowings.

Dividend payout ratio	Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on preference shares and AT1 dividend). The payment of each dividend is subject to regulatory approval.

Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.

Effective Interest rate method	A method of calculating the amortised cost or carrying value of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability.

Expected loss	The Santander UK group measure of anticipated loss for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Santander UK group-modelled view of anticipated loss based on Probability of Default, Loss Given Default and Exposure at Default, with a one-year time horizon.

Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.

Exposure at default (‘EAD’)	The estimation of the extent to which the Santander UK group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (‘FCA’)	A UK quasi-governmental agency formed as one of the successors to the Financial Services Authority (‘FSA’). The FCA regulates financial firms providing services to UK consumers and maintains the integrity of the UK’s financial markets. It focuses on the regulation of conduct by both retail and wholesale financial services firms.

Financial Services Compensation Scheme (‘FSCS’)	The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (‘FSMA’) 2000. The FSCS can pay compensation to customers if a UK PRA authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA, including Santander UK plc and other members of the Santander UK group.

First/Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.

Foundation Internal Ratings-based (‘IRB’) approach	A method for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.

Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Funded/unfunded	Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

Funding for Lending Scheme (‘FLS’)	A scheme designed by the Bank of England and HM Treasury to incentivise banks and building societies to boost their lending to UK households and non- financial companies. It aims to do this by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to their performance in lending to the UK non-financial sector.

Home loan (Residential mortgage)	A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Impairment allowance (Loan impairment provisions)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may either be identified or unidentified and individual or collective.

Impairment losses	The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Internal Capital Adequacy Assessment Process (‘ICAAP’)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s risk appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.

Internal ratings-based approach (‘IRB’)	The Santander UK group’s method, under CRD IV framework, of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters. It is a more sophisticated technique in credit risk management.

IASB	International Accounting Standards Board.

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.

Level 1 - quoted market prices	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.

Level 2 - valuation techniques using observable inputs	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.

Level 3 - valuation techniques with significant unobservable inputs	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.

Liquidity and Credit enhancements	Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralisation. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

Liquidity Coverage Ratio (‘LCR’)	The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and ideally be central bank eligible. The Basel III rules require this ratio to be at least 100%. This is a non-IFRS measure that management reviews in order to measure the overall liquidity of the Santander UK group. Management believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s liquidity. The LCR represents a non-IFRS measure and is being presented for informational purposes as it is not yet formally required to be disclosed by a government, governmental authority or self-regulatory organisation. See ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Balance Sheet Management Risk—Liquidity Risk—Liquidity Risk Management—Stress testing—Compliance with internal and regulatory stress tests’ for details of the calculation of the LCR.

Loan loss rate	Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Loan-to-deposit ratio	Loan-to-deposit ratio is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Loan to value ratio (‘LTV’)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loss Given Default (‘LGD’)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process.

Loyal customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Medium-Term Notes (‘MTNs’)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers	An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps referencing the underlying exposures held.

Mortgage-Backed Securities (‘MBS’)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage vintage	The year the mortgage was issued.

Net interest income	The difference between interest received on assets and interest paid on liabilities.

Net interest margin	Net interest income as a percentage of average interest-earning assets.

Net Stable Funding Ratio (‘NSFR’)	The ratio of available stable funding resources to stable funding requirements over a one year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.

Non-performing loans (‘NPLs’)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Credit Risk—Credit risk management.’

NPL Ratio	NPLs as a percentage of loans and advances to customers.

Over the counter (‘OTC’) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.

Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.

Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

Prime/prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments	Equity holdings in operating companies not quoted on a public exchange.

Prudential Regulation Authority (’PRA’)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.

Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.

Repurchase agreement (‘Repo’)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller’s perspective such agreements are securities sold under repurchase agreements (‘repos’) and from the buyer’s securities purchased under commitments to resell (‘reverse repos’).

Residential Mortgage-Backed Securities (‘RMBS’)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Retail customer satisfaction	The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 12 months ended 30 June 2015 or 31 December 2014, as applicable, and compared against 12 months ending data for the period as indicated. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank, TBS and NatWest. Previously this data was reported on a rolling three month basis.

Retail IRB approach	The Santander UK group’s internal method of calculating credit risk capital requirements for its key retail portfolios. The FSA approved the Santander UK group’s application of the Retail IRB approach to the Santander UK group’s credit portfolios with effect from 1 January 2008.

Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.

Return on tangible equity (‘RoTE’)	Profit attributable to equity shareholders divided by average shareholders’ equity less average preference shares, non-controlling interests and AT1 securities and average goodwill and other intangible assets. This is a non-IFRS measure that management reviews in order to measure the overall profitability of the Santander UK group. Management believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. See ‘Item 3. Key Information—A. Selected Financial Data’ for a reconciliation of RoTE to the nearest IFRS measure.

Risk appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Small and medium enterprises (‘SMEs’)	Enterprises with a turnover of between £250,000 and £50m per annum.

Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see ‘IRB’ above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stress testing	Stress testing is a management tool that facilitates a forward looking perspective on risk management, strategic planning, capital and liquidity & funding planning.

Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Subordination	The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.

Tier 1 capital	A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Total operating income	Total operating income comprises net interest and similar income, net fee and commission income and net trading and other income, as described in Notes 3, 4 and 5, respectively, of the Consolidated Financial Statements.

Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.

Troubled debt restructurings	A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

UK Bank Levy	The levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.

Value at Risk (‘VaR’)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to- market value of the underlying transaction.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

See ‘Item 6. Directors, Senior Management and Employees.’

B. Advisors

Not applicable.

C. Auditors

See ‘Item 10. Additional Information—G. Statements by Experts.’

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in ‘Item 5. Operating and Financial Review and Prospects’ and ‘Item 3. Key Information—D. Risk Factors,’ and our Condensed Consolidated Interim Financial Statements and the related notes and our Consolidated Financial Statements and the related notes included elsewhere in this registration statement. Historical results are not indicative of the results to be expected in the future. Our Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standards (‘IAS’) 34 ‘Interim Financial Reporting’(‘IAS 34’), as issued by the IASB and adopted by the European Union and our Consolidated Financial Statements have been prepared in accordance with IFRS.

The financial information set forth below for the years ended 31 December 2014, 2013 and 2012 and at 31 December 2014 and 2013 has been derived from the audited Consolidated Financial Statements of the Santander UK group prepared in accordance with IFRS included elsewhere in this registration statement. The financial information set forth below for the six months ended 30 June 2015 and 2014 and at 30 June 2015 has been derived from the unaudited Condensed Consolidated Interim Financial Statements of the Santander UK group prepared in accordance with IAS 34 included elsewhere in this registration statement. The information should be read in connection with, and is qualified in its entirety by reference to, the Santander UK group’s Condensed Consolidated Interim Financial Statements and the notes thereto, and the Consolidated Financial Statements and the notes thereto. The financial information of Santander UK plc and its subsidiaries has been presented as at 31 December 2012, 2011 and 2010 and for the years ended 31 December 2011 and 2010 as if the Company and Santander UK plc and its subsidiaries have always been part of the same consolidated group using merger accounting principles as detailed in Note 1 to the Consolidated Financial Statements. The financial information has been derived from the consolidated financial statements of Santander UK plc and its subsidiaries not included in this registration statement and prepared on the basis as detailed in Note 1 to the Consolidated Financial Statements. The Consolidated Financial Statements of the Santander UK group as at 31 December 2014 and 2013 and for the three years in the period ended 31 December 2014 were audited by Deloitte LLP.

BALANCE SHEETS

	30 June 2015(1) US$m	30 June 2015 £m	2014(1) US$m	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Assets
Cash and balances at central banks	23,892	15,218	35,422	22,562	26,374	29,282	25,980	26,502
Trading assets	40,231	25,625	34,069	21,700	22,294	22,498	21,891	35,461
Derivative financial instruments	32,325	20,589	36,143	23,021	20,049	30,146	30,780	24,377
Financial assets designated at fair value	4,285	2,729	4,523	2,881	2,747	3,811	5,005	6,777
Loans and advances to banks	3,931	2,504	3,229	2,057	2,347	2,438	4,487	3,852
Loans and advances to customers	306,051	194,937	296,245	188,691	184,587	190,782	201,069	195,132
Loans and receivables securities	104	66	185	118	1,101	1,259	1,771	3,610
Available for sale securities	14,281	9,906	14,042	8,944	5,005	5,483	46	175
Macro hedge of interest rate risk	1,167	743	1,512	963	769	1,222	1,221	1,091
Interests in other entities	63	40	60	38	27	8	2	2
Intangible assets	3,470	2,210	3,434	2,187	2,335	2,325	2,142	2,178
Property, plant and equipment	2,466	1,571	2,550	1,624	1,521	1,541	1,596	1,705
Current tax assets	57	36	—	—	114	50	—	277
Deferred tax assets	—	—	—	—	16	34	232	566
Retirement benefit assets	548	349	495	315	118	254	241	—
Other assets	2,382	1,517	1,375	876	882	1,885	1,086	1,155

Total assets	435,251	277,230	433,284	275,977	270,286	293,018	297,549	302,860

Liabilities
Deposits by banks	11,386	7,252	12,896	8,214	8,696	9,935	11,626	7,784
Deposits by customers	248,296	158,150	241,161	153,606	147,167	149,037	148,342	152,643
Trading liabilities	24,321	15,491	24,073	15,333	21,278	21,109	25,745	42,827
Derivative financial instruments	34,564	22,015	35,689	22,732	18,863	28,861	29,180	22,405
Financial liabilities designated at fair value	3,928	2,502	4,471	2,848	3,407	4,002	6,837	3,687
Debt securities in issue	77,533	49,384	81,310	51,790	50,870	59,621	52,651	51,783
Subordinated liabilities	5,654	3,601	6,283	4,002	4,306	3,781	6,499	6,372
Macro hedge of interest rate risk	61	39	218	139	—	—	—	—
Other liabilities	4,440	2,828	3,614	2,302	1,883	2,526	2,571	2,026
Provisions	724	461	771	491	550	795	856	185
Current tax liabilities	3	2	108	69	4	4	271	492
Deferred tax liabilities	149	95	93	59	—	—	—	209
Retirement benefit obligations	330	210	312	199	672	305	216	173

Total liabilities	411,387	262,030	411,001	261,784	257,696	279,976	284,794	290,586

Equity
Share capital and other equity instruments	13,510	8,605	18,947	12,068	11,268	11,268	11,268	11,268
Retained earnings	9,528	6,069	6,368	4,056	3,377	3,405	3,110	2,628
Merger reserve	—	—	(3,993)	(2,543)	(2,543)	(2,543)	(2,543)	(2,543)
Other reserves	231	147	429	273	(116)	18	26	27

Total shareholders’ equity	23,269	14,821	21,751	13,854	11,986	12,148	11,861	11,380
Non-controlling interest	595	379	532	339	604	894	894	894

Total liabilities and equity	435,251	277,230	433,284	275,977	270,286	293,018	297,549	302,860

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.57, the noon buying rate on 30 June 2015.

INCOME STATEMENTS

	Six Months ended 30 June 2015(1) US$m	Six Months ended 30 June 2015 £m	Six Months ended 30 June 2014 £m	2014(1) US$m	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Net interest income	2,799	1,783	1,673	5,391	3,434	2,963	2,734	3,633	3,814
Net fee and commission income	592	377	365	1,160	739	758	861	864	699
Net trading and other income	193	123	154	466	297	308	1,088	439	521

Total operating income	3,584	2,283	2,192	7,018	4,470	4,029	4,683	4,936	5,034

Administration expenses	(1,672)	(1,065)	(876)	(3,007)	(1,915)	(1,947)	(1,873)	(1,876)	(1,793)
Depreciation, amortisation and impairment	(214)	(136)	(347)	(757)	(482)	(248)	(241)	(438)	(275)

Total operating expenses excluding impairment losses, provisions and charges	(1,886)	(1,201)	(1,223)	(3,763)	(2,397)	(2,195)	(2,114)	(2,314)	(2,068)

Impairment losses on loans and advances	(89)	(57)	(172)	(405)	(258)	(475)	(988)	(501)	(712)
Provisions for other liabilities and charges	(152)	(97)	(252)	(653)	(416)	(250)	(429)	(839)	(129)

Total operating impairment losses, provisions and charges	(242)	(154)	(424)	(1,058)	(674)	(725)	(1,417)	(1,340)	(841)

Profit on continuing operations before tax	1,457	928	545	2,196	1,399	1,109	1,152	1,282	2,125
Tax on profit on continuing operations	(306)	(195)	(107)	(454)	(289)	(211)	(271)	(359)	(542)

Profit on continuing operations after tax	—	—	—	1,743	1,110	898	881	923	1,583
(Loss)/profit from discontinued operations after tax	—	—	—	—	—	(8)	62	34	—

Profit after tax for the period	1,151	733	438	1,743	1,110	890	943	957	1,583

Attributable to:
Equity holders of the parent	1,096	698	398	1,680	1,070	833	886	900	1,504
Non-controlling interest	55	35	40	63	40	57	57	57	79

(1)	Amounts stated in US dollars have been translated from sterling at the rate of £1.00 - US$1.57, the noon buying rate on 30 June 2015.

SELECTED STATISTICAL INFORMATION

This registration statement includes certain financial measures which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be so adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures. Such non-IFRS measures include RoTE, Adjusted RoTE, Banking NIM, and LCR. Details of the calculation of the LCR introduced under the Basel III regime, which is the ratio of the eligible liquidity pool as a percentage of the anticipated net cash flows from those assets, are shown in ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Balance Sheet Management Risk—Liquidity Risk—Liquidity Risk Management—Stress testing—Compliance with internal and regulatory stress tests.’

	30 June 2015	2014%	2013%	2012%	2011%	2010%
Profitability ratios:

Return on assets (1)	0.25	0.40	0.30	0.31	0.31	0.54
Return on ordinary shareholders’ funds(2)	11.3	8.9	7.4	7.9	8.2	18.5
RoTE(3)	n/a	10.4	8.6	9.1	9.5	21.0
Adjusted RoTE(3)	12.8	n/a	n/a	n/a	n/a	n/a
Banking net interest margin(4)	1.86	1.82	1.55	1.36	1.80	1.94
Cost-to-income ratio(5)	53	54	54	45	47	41
Dividend payout ratio(6)	n/a	46	51	51	47	52

Non-performing loans ratio(7)	1.68	1.80	2.04	2.16	1.92	1.84

Loan-to-deposit ratio(8)	124	124	126	129	135	128

Capital ratios:

Equity to assets ratio(9)	4.52	4.48	4.10	3.91	3.77	2.91
Common Equity Tier 1 (‘CET 1’) capital ratio(10)	11.7	11.9	n/a	n/a	n/a	n/a

Ratio of earnings to fixed charges:(11)

- Excluding interest on retail deposits	251	208	172	165	220	363

- Including interest on retail deposits	157	142	126	125	134	166

(1)	Profit after tax divided by average total assets.
(2)	Profit after tax divided by average ordinary shareholders’ funds, as presented in the table below. Shareholders’ funds equal shareholders’ equity.
(3)	RoTE is defined as the profit attributable to equity shareholders divided by average shareholders’ equity less average preference shares, non-controlling interests and AT1 securities and average goodwill and other intangible assets. Adjusted RoTE is presented for the half year and is computed in the same manner as RoTE described above except that the profit attributable to equity shareholders is adjusted to account for the UK Bank Levy at the half year on an accrual basis. This adjustment is computed only at interim dates and is made to spread the cost of the UK Bank Levy evenly over the year which under IFRS is only recorded at year-end. Management reviews Adjusted RoTE/RoTE in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. Reconciliations between Adjusted RoTE/RoTE and return on ordinary shareholders’ funds, which is profit after tax divided by average ordinary shareholders’ funds, the nearest IFRS measure, are as follows:

	30 June 2015	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Profit attributable to equity holders of the parent (annualised(12))	1,431	1,070	833	886	900	1,504

Adjust for: UK Bank Levy	(49)	—	—	—	—	—
Adjusted profit attributable to equity holders of the parent	1,382	1,070	833	886	900	1,504

Average ordinary shareholders funds	13,031	12,518	12,064	12,005	11,639	8,566
Average goodwill and other intangible assets	(2,199)	(2,261)	(2,330)	(2,233)	(2,160)	(1,401)

Average tangible equity	10,832	10,257	9,734	9,772	9,479	7,165

Return on ordinary shareholders’ funds	11.3%	8.9%	7.4%	7.9%	8.2%	18.5%

Adjusted RoTE/RoTE	12.8%	10.4%	8.6%	9.1%	9.5%	21.0%

(4)	Banking NIM is defined as net interest income divided by average customer assets. Management reviews Banking NIM in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between Banking NIM and net interest margin, which is defined as net interest income divided by average interest-earning assets, the nearest IFRS measure, is as follows:

	30 June 2015	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Net interest income	1,783	3,434	2,963	2,734	3,633	3,814

Average interest earning assets	231,932	225,519	229,114	235,129	230,490	220,813

Average customer assets	193,407	188,850	191,499	200,719	201,524	196,596

Net interest margin	1.55%	1.52%	1.29%	1.16%	1.58%	1.73%

Banking net interest margin	1.86%	1.82%	1.55%	1.36%	1.80%	1.94%

(5)	The cost-to-income ratio is defined as total operating expenses excluding impairment losses, provisions and charges divided by total operating income.
(6)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.
(7)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(8)	The loan-to-deposit ratio is defined as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).
(9)	Average ordinary shareholders’ equity divided by average total assets.
(10)	Regulatory capital is calculated in accordance with the requirements of CRD IV, following the adoption of CRD IV with effect from 1 January 2014.
(11)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(12)	Profit figures used in the calculation of ratios for the six months ended 30 June 2015 have been annualised by multiplying the profit figure for the six months ended 30 June 2015 by 365/181.

EXCHANGE RATES

The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. The noon buying rate for US dollars on 28 August 2015 was US$1.54. These rates may differ from the actual rates used in the preparation of our Condensed Consolidated Interim Financial Statements and our Consolidated Financial Statements and other financial information appearing in this registration statement.

Calendar period	High US$ Rate	Low US$ Rate	Average (1) US$ Rate	Period end US$ Rate
Years ended 31 December:

2014	1.72	1.55	1.65	1.56

2013	1.66	1.48	1.56	1.66

2012	1.63	1.53	1.59	1.63

2011	1.67	1.54	1.60	1.55

2010	1.64	1.43	1.55	1.54

Six months ended:

30 June 2015	1.59	1.46	1.52	1.57

Months ended:

August 2015(2)	1.57	1.54	1.56	1.54

July 2015	1.56	1.54	1.56	1.56

June 2015	1.59	1.52	1.56	1.57

May 2015	1.58	1.51	1.55	1.53

April 2015	1.55	1.46	1.50	1.53

March 2015	1.54	1.47	1.50	1.49

February 2015	1.55	1.50	1.53	1.54

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
(2)	With respect to August 2015 for the period from August 1 to August 28.

B. Capitalisation and Indebtedness

The following table sets forth the Company’s unaudited consolidated capitalisation (including short-term debt) as at 30 June 2015.

As at 30 June 2015
£m
Indebtedness:
Debt securities in issue	49,384
Subordinated liabilities	3,601

Total indebtedness	52,985

Stockholders’ equity
Share capital and other equity instruments	8,605
Retained earnings	6,069
Other reserves	147

Total equity	14,821

Non-controlling interest	379
Total capitalisation	68,185

Under IFRS, our £325 million sterling preference shares are classified as debt and are included, together with accrued interest, in subordinated liabilities in the table above.

As at 30 June 2015, we had total liabilities and equity of £277,230 million, including deposits by banks of £12,390 million (including £5,138 million classified as trading liabilities).

On 24 June 2014 and 2 December 2014, the Company issued £500 million and £300 million, respectively, of Perpetual Capital Securities to its immediate parent company, Banco Santander, S.A, which are reflected in share capital and other equity instruments in the table above. On 10 June 2015, we issued our first public issuance of £750 million of Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities, which are reflected in share capital and other equity instruments in the table above.

As at 30 June 2015, we had contingent liabilities including guarantees arising in the normal course of business totaling £35,331 million, consisting of guarantees given to third parties of £1,436 million, formal standby facilities and credit lines and other commitments of £33,895 million.

The debt securities in issue listed in the above table include:

a) £4,062 million of medium term notes issued by Holmes Master Issuer plc under its Residential Mortgage-Backed Securities Programme and £5,366 million of medium term notes issued by Fosse Master Issuer plc under its Residential Mortgage-Backed Securities Programme (the “Holmes and Fosse notes”). The Holmes and Fosse notes are ultimately secured, under the respective Programme, on a share of residential mortgages originated by Santander UK plc (and, in the case of Fosse, also originated by Alliance & Leicester plc). Under IFRS, indebtedness under the Holmes and Fosse notes is required to be included within our indebtedness in the table above, notwithstanding that neither we nor any of our subsidiaries is required to support such indebtedness.

b) £1,032 million of medium term notes issued by Motor 2012 plc, Motor 2013-1 plc, Motor 2014-1 plc and Motor 2015-1 plc (together known as the “Motor notes”). The Motor notes are ultimately secured on three corresponding portfolios of auto loan receivables (for Motor 2012 plc, Motor 2013-1 plc, Motor 2014-1 plc and Motor 2015-1 plc respectively) originated by Santander Consumer (UK) plc. Under IFRS, indebtedness under the Motor notes is required to be included within our indebtedness in the table above, notwithstanding that neither we nor any of our subsidiaries is required to support such indebtedness.

c) £15,507 million of covered bonds issued under the Euro 35 billion Global Covered Bond Programme by Abbey National Treasury Services plc and guaranteed by Santander UK plc and Abbey Covered Bonds LLP. The guarantee of Abbey Covered Bonds LLP is secured on a portfolio of residential mortgages originated by Santander UK plc.

d) £3,066 million of commercial paper issued under the $20 billion Commercial Paper Programme by Abbey National North America LLC and guaranteed by Santander UK plc.

e) £15,051 million of euro medium term notes issued under the $30 billion Euro Medium Term Note Programme (“EMTN programme”) by Abbey National Treasury Services plc and Santander UK plc. The senior notes issued under this programme are guaranteed by Santander UK plc.

f) £80 million of euro medium term notes issued under the $40 billion EMTN programme. The notes are direct, unsecured and unconditional obligations of Santander UK plc.

g) £4,210 million of certificates of deposit issued by Abbey National Treasury Services plc and guaranteed by Santander UK plc.

h) £1,010 million of medium term notes issued by Auto ABS UK Loans plc.

The following set outs material transactions since 30 June 2015 through 31 July 2015:

As at 31 July 2015, we had debt securities in issue totaling £49,155 million. This decrease in debt securities in issue as compared to 30 June 2015 resulted predominantly from maturities of debt securities and the effects of changes in foreign exchange rates, offset by new issuances. There were no new issuances of Holmes and Fosse notes and maturities totaling £605 million. There were no new issuances and no maturities of covered bonds. There were no new issuances of Motor notes and maturities totaling £53 million.

There were no new issuances and no maturities under the $40 billion EMTN programme. There were no new issuances and no maturities under the $30 billion EMTN programme. There were £996 million new issuances of certificates of deposits and maturities of £920 million. There were £1,409 million new issuances and maturities of £1,279 million in relation to commercial paper.

As at 31 July 2015, we had contingent liabilities of £35,130 million. This decrease in contingent liabilities as compared to 30 June 2015 is due to a decrease in standby facilities of £205 million and an increase in guarantees to third parties of £4 million.

As at 31 July 2015, we had subordinated liabilities totaling £3,630 million.

Save as disclosed above, there has been no significant change in our contingent liabilities (including guarantees), total capitalisation and indebtedness since 30 June 2015.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below with all of the other information included in this registration statement. If any of the following risks actually occurs, it may materially harm our business, financial condition or results of operations. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this registration statement.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We are vulnerable to disruptions and volatility in the global financial markets

Over the past seven years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including the United Kingdom (the ‘UK’). There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the financial services industry.

In particular, we may face, among others, the following risks related to any future economic downturn:

•	Increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing of our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to comply fully or in a timely manner with their existing obligations.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how such economic conditions may impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of the global economic conditions may delay the recovery of the international financial industry and impact our operating results, financial condition and prospects.

•	Adverse macroeconomic shocks may negatively impact the household income of our retail customers, which may adversely affect the recoverability of our retail loans, and result in increased loan losses.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates it pays on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins, liquidity and profitability.

If all or some of the foregoing risks were to materialise, this could have a material adverse effect on us.

Our operating results, financial condition and prospects may be materially impacted by economic conditions in the UK

Our business activities are concentrated in the UK and we offer a range of banking and financial products and services to UK retail and corporate customers. As a consequence, our operating results, financial condition and prospects are significantly affected by the general economic conditions in the UK.

Our financial performance is intrinsically linked to the UK economy and the economic confidence of consumers and businesses. The UK economic recovery, along with its concomitant impacts on our profitability, remain a risk. Conversely, a strengthened UK economic performance may increase the possibility of a higher interest rate environment. In such a scenario, other market participants might offer more competitive product pricing resulting in increased customer attrition.

Adverse changes in global growth may pose the risk of a further slowdown in the UK’s principal export markets which would have an adverse effect on the broader UK economy.

In addition, adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in UK or global economic conditions could reduce the recoverability and value of our assets and require an increase in the level of provisions for bad and doubtful debts. Likewise, a significant reduction in the demand for our products and services could negatively impact our business and financial condition. UK economic conditions and uncertainties may have an adverse effect on the quality of our loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that we will not have to increase our provisions for loan losses in the future as a result of increases in non-performing loans and/or for other reasons beyond our control. Material increases in our provisions for loan losses and write-offs/charge-offs could have an adverse effect on our operating results, financial condition and prospects.

The UK government has taken measures to address the rising and high level of national debt, including reducing its borrowing and public spending cuts. Credit quality could be adversely affected by a renewed increase in unemployment. Any related significant reduction in the demand for our products and services could have a material adverse effect on our operating results, financial condition and prospects.

Exposure to UK political developments could have a material adverse effect on us

Any significant changes in UK government policies or political structure could have an impact on our business. In particular, the second half of 2014 saw increased debate around the UK’s relationship with the European Union (‘EU’), and following the general election in 2015, the UK government has proposed that it will hold a referendum on the UK’s membership of the EU by 2017. The outcome of any future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and therefore no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted as a result.

We are subject to regulatory capital and leverage requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

We are subject to capital adequacy requirements applicable to banks and banking groups under directly applicable EU legislation and as adopted by the PRA. We are required to maintain a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets

(instead of Core Tier 1 capital to risk weighted assets), Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by us to maintain such ratios may result in administrative actions or sanctions; these could potentially include requirements on us to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for our existing capital instruments (potentially including our debt securities) to be subjected to bail-in or write down (see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD’ for further details).

The PRA requires the capital resources of large UK banks to be maintained at levels which exceed the base capital requirements prescribed by its rules, and following the PRA 2013 capital shortfall exercise, we have been required to hold Common Equity Tier 1 capital reserves equivalent to at least 7 per cent. of our risk-weighted assets (the ‘Pillar 1 requirement’) and to maintain a minimum 3 per cent. Tier 1 leverage ratio. From 1 January 2015 further increases to capital requirements have been implemented by the PRA, partly informed by the concurrent stress testing process conducted by the PRA in 2014 and planned to be conducted annually thereafter. In the future, the PRA could, through supervisory actions (beyond the changes described below), require UK banks, including us, to increase their capital resources further, and could also increase capital ratios as part of the exercise of UK macro-prudential capital regulation tools.

The Capital Requirements Directive IV (‘CRD IV Directive’) and the Capital Requirements Regulation (‘CRD IV Regulation’ and together with the CRD IV Directive, ‘CRD IV’) legislative package implemented the changes prepared by the Basel Committee on Banking Supervision (the ‘Basel Committee’) to the capital adequacy framework, known as ‘Basel III’ in the European Union. The CRD IV Regulation is directly applicable in each member state of the European Union (each a ‘Member State’) and does not therefore require national implementing measures, whilst the CRD IV Directive must be implemented by Member States. CRD IV was published in the Official Journal on 27 June 2013 and came into effect on 1 January 2014, with particular requirements to be fully effective by 2019. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. On 19 December 2013, the PRA published its rules and supervisory statements associated with the implementation of CRD IV, which cover prudential rules for banks, building societies and investment firms. Certain issues, however, continue to remain under discussion and certain details remain to be clarified in further binding technical standards to be issued by the European Banking Authority, which creates uncertainty as to the final impact of CRD IV capital requirements on us.

The Financial Policy Committee of the Bank of England (‘FPC’) set the counter-cyclical capital buffer rate at 0 per cent. from October 2014 and then subsequently announced on 16 December 2014 that the counter-cyclical buffer rate would remain at 0 per cent. and as of the announcement on 26 March 2015, it remains at 0 per cent. The UK Government has stated that it intends that the FPC should also be able to require the PRA to impose additional specific capital requirements on banks to address risks to the UK market for banking services and the UK Government has indicated that it intends to provide the FPC with powers to direct the PRA to set leverage ratio requirements and buffers. The Bank of England, acting through the FPC, undertook a review of the leverage ratio during 2014, the results of which were published on 31 October 2014. The FPC recommended that it should have the power to direct the PRA to set (i) a minimum leverage ratio requirement; (ii) a supplementary leverage ratio buffer; and (iii) a counter-cyclical leverage ratio buffer and recommended that the PRA establish a supplementary leverage ratio buffer requirement for major domestic UK banks equal to 35 per cent. of each bank’s risk-weighted systemic buffer. HM Treasury has consulted on draft legislation granting the FPC new powers of direction over the PRA in line with the FPC’s recommendations and published a paper, dated January 2014, explaining the outcome of this consultation. The final scope of this framework, and the precise timing for its introduction, is currently unclear, however the FPC has recommended that its leverage ratio framework should be applied to systemically important institutions as soon as practicable, and to all other PRA-regulated firms in 2018, subject to a review of international progress in 2017. The FPC published a draft policy statement in February 2015 to be considered alongside Parliament’s scrutiny of the associated secondary legislation. Action taken in the future by the FPC in exercise of any such powers could result in the regulatory capital requirements applied to us being increased.

Regulators in the UK and worldwide have also proposed that additional capital requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The Financial Services (Banking Reform) Act 2013 (the ‘Banking Reform Act’) amended the Financial Services and Markets Act 2000 (‘FSMA’) and provides HM Treasury with the power to require a bank to issue any type of debt instruments or to ensure that any part of its debt consists of debt instruments of a particular kind. This power is in addition to the regulatory capital requirements under CRD IV. HM Treasury has indicated that it intends to use this power, as appropriate, to impose requirements for firms to meet total loss-absorbing capacity (‘TLAC’) requirements proposed by the Financial Stability Board or in accordance with the EU Bank Recovery and Resolution Directive (‘BRRD’) and Minimum Requirement for Eligible Liabilities (‘MREL’) requirements. HM Treasury has consulted on a draft order that will regulate the exercise of this power on institutions, although in July 2014 it announced that the finalisation of detailed requirements would be delayed pending international agreement in relation to TLAC and MREL requirements. The power is expected to become exercisable on or before 1 January 2016, at which time the power may be used to introduce TLAC and MREL requirements affecting us. In addition, since 31 December 2014, the PRA has had the power under the FSMA to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a group to issue debt instruments. Such powers could have an impact on the liquidity of our debt instruments and could materially increase our cost of funding.

In addition to the above, regulators in the UK and worldwide have produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These changes, which could affect the Santander UK group as a whole, include:

•	the introduction of recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system, as set out in the PRA’s final rules on recovery and resolution planning which came into force on 1 January 2014;

•	the introduction of more regular and detailed reporting obligations;

•	a move to pre-funding of the deposit protection scheme in the UK;

•	proposed revisions to the approaches for determining trading book capital requirements and banking book risk-weighted assets from the Basel Committee; and

•	proposed revisions to the standardised approach to credit risk (‘Standardised Approach’) by the Basel Committee to address certain weaknesses in the Standardised Approach identified by the Basel Committee. These weaknesses include an over-reliance on external credit ratings, a lack of risk sensitivity and a lack of comparability and misalignment of treatment with exposures risk weighted under the internal ratings-based (‘IRB’) approach to credit risk. Among other revisions, the Basel Committee is proposing to impose a Standardised Approach floor on modelled credit risk capital requirements with the aims of: (i) constraining variation in risk-weighted assets across banks using the IRB approach (with respect to portfolios with similar risk profiles); and (ii) protecting against the risk that modelled parameters result in capital requirements that are too low.

These measures could have a material adverse effect on our operating results, and consequently, on our business, financial condition and prospects. There is a risk that changes to the UK’s capital adequacy regime (including any increase to the minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital for business purposes and thereby adversely affect our cost of funding, profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (alternatively we could restructure our balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held, or raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect our ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of our capital position. Furthermore increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Our business could be affected if our capital is not managed effectively or if these measures limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms. Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy.

We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects

On 5 October 2009, the FSA published liquidity rules that significantly broadened the scope of the existing liquidity regime. These were designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA implemented requirements for financial institutions to hold prescribed levels of specified liquid assets and have in place other sources of liquidity to address institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios. These rules have applied to us since June 2010 with some subsequent technical revisions. These rules will continue to apply to us until implementation of the Basel III standards.

As from 1 April 2013, the PRA, an independent subsidiary of the Bank of England, took over the responsibility for micro-prudential regulation of banks and certain other financial institutions from the FSA. The PRA currently operates its own liquidity rules based on the following elements:

•	principles of self-sufficiency and adequacy of liquidity resources;

•	enhanced systems and control requirements;

•	quantitative requirements, including Individual Liquidity Adequacy Standards, coupled with a narrow definition of liquid assets; and

•	frequent regulatory reporting.

We currently meet the minimum requirements set by the PRA. However, there can be no assurance that future changes to such requirements would not adversely impact on our operating results financial condition and prospects.

Under CRD IV, banks will be required to meet two new liquidity standards, comprising the LCR and the Net Stable Funding Ratio (‘NSFR’) metrics, which are aimed to promote:

•	the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and

•	a longer-term resilience by creating incentives for banks to fund their activities with more stable sources of funding on an on-going basis.

LCR

The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.

The LCR will be introduced in 2015 and the minimum requirement under CRD IV will begin at 60 per cent. on 1 October 2015, rising by 10 percentage points on each of 1 January 2016 and 1 January 2017 and by 20 percentage points to reach 100 per cent. on 1 January 2018. The PRA published a consultation on implementation of the liquidity rules in November 2014, which proposes that an 80 per cent. requirement should apply from October 2015, rising to 90% on 1 January 2017. This consultation closed on 27 February 2015. The PRA published a policy statement with feedback, final rules and a supervisory statement on 8 June 2015, which confirms the implementation of the minimum requirements in accordance with the consultation.

NSFR

In October 2014, the Basel Committee published its final standard of the NSFR which will take effect on 1 January 2018. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are expected to hold a NSFR of at least 100 per cent. on an on-going basis and report its NSFR at least quarterly. Ahead of its planned implementation on 1 January 2018, the NSFR will remain subject to an observation period.

There is a risk that implementing and maintaining existing and new liquidity requirements, such as through enhanced liquidity risk management systems, may incur significant costs, and more stringent requirements to hold liquid assets may materially affect our lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability. This could in turn adversely impact our operating results, financial condition and prospects.

Exposure to UK Government debt could have a material adverse effect on us

Like many other UK banks, our principal banking entity Santander UK plc invests in debt securities of the UK Government largely for liquidity purposes. As of 31 December 2014, approximately 1 per cent. of our total assets and 22 per cent. of our securities portfolio were comprised of debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We may suffer adverse effects as a result of the economic and sovereign debt tensions in the eurozone

Eurozone markets and economies continue to show signs of fragility and volatility, with recession in some national economies. Interest rate differentials among eurozone countries indicate continued doubts about some governments’ ability to fund themselves and affect borrowing rates in those economies. Further, the possibility remains that one or more eurozone countries could depart from the euro or that the euro could be abandoned as a currency altogether, which could have negative effects on both existing contractual relations and the fulfilment of obligations by us, our counterparties and/or our customers. This in turn would have a material adverse effect on our operating results, financial condition and prospects.

There is currently no established legal or practical framework to facilitate a Member State’s exit from the euro. Apart from the exit process, uncertainties that heighten the risk of re-denomination include how an exiting Member State would deal with its existing euro-denominated assets and liabilities and the valuation of any newly-adopted currency against the euro. A break-up of the eurozone could be associated with a deterioration in the economic and financial environment in the UK and could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial condition and prospects.

The European Central Bank (‘ECB’) and European Council have taken actions in 2012 and 2013 with the aim of reducing the risk of contagion in the eurozone and beyond. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2 per cent. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone nations, which are under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilised, resulting in the further spread of the recent economic crisis.

The high cost of capital for some European governments impacted the wholesale markets in the UK, which resulted in an increase in the cost of retail funding and greater competition in the savings market. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

Although we conduct the majority of our business in the UK, we have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. In addition, general financial and economic conditions in the UK, which directly affect our operating results, financial condition and prospects, may deteriorate as a result of conditions in the eurozone.

We are exposed to risks faced by other financial institutions

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. The European sovereign debt crisis and the risk it poses to financial institutions throughout Europe have had, and may continue to have, an adverse effect on interbank financial transactions in general. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us

Liquidity risk is the risk that we, although solvent, either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business as carried out by us and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse constraints in the supply of liquidity, including inter-bank lending, which arose between 2009 and 2013, materially and adversely affected the cost of funding our business, and extreme liquidity constraints may affect our operations and limited growth. There can be no assurance that such constraints will not reoccur.

Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

Although central banks around the world have made coordinated efforts to increase liquidity in the financial markets and have in place additional facilities, by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and ensuring that currency swaps markets remain liquid, it is only gradually becoming known internationally how long these central bank schemes will continue or on what terms. The ECB has yet to clarify its long-term approach to liquidity support, although in the second half of 2014 it initiated the purchase of covered bonds and asset backed securities. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60bn-a-month bond-buying programme across the eurozone, such programme to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2 per cent.

In October 2013, the Bank of England updated its Sterling Monetary Framework to provide more transparent liquidity insurance support in exceptional circumstances. The Indexed Long-Term Repo Facility will now be available to support regular bank requirements for liquidity while the Discount Window Facility has been reinforced as support for banks experiencing idiosyncratic stress. The Collateralised Term Repo Facility will be made available to support markets in the event of a market wide liquidity stress.

The Bank of England and HM Treasury announced changes to the terms of the Funding for Lending Scheme (‘FLS’) on 28 November 2013 to re-focus its incentives in the revised scheme towards supporting business lending in 2014. The FLS extension allowed participants to draw from the scheme from February 2014 until January 2015, but household lending in 2014 no longer generated any additional borrowing allowances as it did in the initial scheme. Instead, additional allowances only reflected lending to businesses in 2014. Any initial borrowing allowances in the FLS extension already earned by household and business lending in 2013 were unaffected. On 2 December 2014, the Bank of England and HM Treasury announced a further extension of the FLS to allow participants to borrow from the FLS until January 2016, with incentives to boost lending skewed towards small and medium sized enterprises. As at 31 December 2014, we had drawn £2.2bn of UK treasury bills under the FLS.

The availability of Bank of England facilities for UK financial institutions, to the extent that they provide us with access to cheaper and more attractive funding than other sources, reduces our reliance on retail and/or wholesale markets. To the extent that we make use of Bank of England facilities, any significant reduction or withdrawal of those facilities would increase our funding costs.

Each of the factors described above: the persistence or worsening of adverse market conditions, and the lack of availability, or withdrawal, of such central bank schemes or an increase in base interest rates, could have a material adverse effect on our liquidity and the cost of funding (whether directly or indirectly).

We aim for a funding structure that is consistent with our assets, avoids excessive reliance on short term wholesale funding, attracts enduring commercial deposits and provides diversification in products and tenor. We therefore rely, and will continue to rely, on commercial deposits to fund a significant proportion of lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future.

We anticipate that our customers will continue to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain its emphasis on the use of banking deposits as a source of funds. The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes it expects or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

A sudden or unexpected shortage of funds in the banking system could lead to increased funding costs, a reduction in the term of funding instruments or require us to liquidate certain assets. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of the Santander UK group and our debt in issue are based on a number of factors, including our financial strength and that of the UK economy and conditions affecting the financial services industry generally.

In preparation for the eventual implementation of the UK banking structural reforms by UK regulators, we became the holding company of Santander UK plc on 10 January 2014 and is now intended to be the primary issuer of capital securities for the Santander UK group. Certain Santander UK group entities currently have external credit ratings. Any downgrade in the external credit ratings assigned to us, the Santander UK group or to our debt securities could have an adverse impact on us. In particular, such downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a credit rating downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.

In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, we estimate that as at 31 December 2014, if Fitch, Moody’s and S&P were concurrently to downgrade its long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £5.9bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.2bn of cash and collateral.

However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if certain counterparties terminated derivative contracts with us, and we were unable to replace such contracts, our market risk profile could be altered.

Included in the current long-term credit ratings of Santander UK plc from Moody’s and S&P are two credit rating notches of ratings support, arising from an assumption by the rating agencies of UK Government intervention and of support for the bank should it be at risk of failing. On 3 February 2015, S&P placed on CreditWatch with negative implications the long-term ratings of Santander UK plc and many other banks in the UK, Germany and Austria, including those of our main UK peers. CreditWatch with negative implications highlights S&P’s opinion regarding the potential direction of a rating. These rating actions followed S&P’s review of government support in countries which had fully implemented the BRRD. S&P’s view is that there is a reduced likelihood of extraordinary government support being made available to UK banks in the future. It is therefore possible that Santander UK plc’s long-term credit rating could be downgraded. If a downgrade of any of our entities’ long-term credit ratings (whether by S&P and/or other rating agencies) were to occur, it could also impact our entity’s short-term credit ratings. With the removal of systemic support by the UK Government, all things being equal, the impact on our long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

Likewise, a downgrade of the UK sovereign credit rating, or the perception that such a downgrade may occur, may have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. A UK sovereign credit rating downgrade or the perception that such a downgrade may occur could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

Our financial results are subject to fluctuations in interest rates and other market conditions, which may materially adversely affect us

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, exchange rates or equity prices. Changes in interest rates would affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings;

•	gains from sales of loans and securities; and

•	gains and losses from derivatives.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans, reduce the value of our financial assets and reduce gains or require us to record losses on sales of our loans or securities.

If interest rates decrease, although this is likely to reduce our funding costs, it is likely to compress our interest margin, as well as adversely impact our income from investments in securities and loans with similar maturities, which could have a negative effect on our operating results, financial condition and prospects.

The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of re-pricing terms or an inability to refinance at lower rates.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. Our capital is stated in pounds sterling and we do not fully hedge our capital position against changes in currency exchange rates. Although we seek to hedge most of our currency risk, through hedging and purchase of cross-currency swaps, these hedges do not eliminate currency risk and we can make no assurance that we will not suffer adverse financial consequences as a result of currency fluctuations. Significant exchange rate volatility and the depreciation of the pound sterling in particular could have an adverse impact on our results of operations and our ability to meet our US dollar and euro-denominated obligations, and which could have a material adverse effect on our operating results, financial condition and prospects.

We are also exposed to equity price risk in connection with our trading investments in equity securities as part of our normal course of business as a commercial bank. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets, due to the continued economic uncertainty and sovereign debt tensions, has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment, which would be subject to write-offs against our results. To the extent any of these risks materialise, our net interest income or the market value of our assets and liabilities could be adversely affected.

Market conditions have resulted in, and could continue to result in, material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past seven years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition and prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets and in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value.

This is a challenging task as reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

Failure to successfully implement and continue to improve our credit risk management systems could materially and adversely affect our business

As a commercial banking group, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ our own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander group members. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgement, our employees may not always be able to assign a correct credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers. However, we may not be able to detect these risks before they occur, or our employees may not be able to effectively implement our credit policies and guidelines due to limited tools available to us, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

We are subject to various risks associated with our derivative transactions that could have a material adverse effect on us

Certain Santander UK group entities enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to various risks associated with these transactions, including market risk, operational risk, basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or counterparty risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in the UK may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our people, digital technologies, computer and email services, software and networks, as well as the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, human error, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted hacking. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

Infrastructure and technology resilience

We take protective measures and continuously monitor and develop our systems to safeguard our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Furthermore, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures. There can be no assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.

Cyber security

In particular, we have seen in recent years computer systems of companies and organisations being targeted, not only by cyber criminals, but also by activists and rogue states. In common with other large UK financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets.

Procedure and policy compliance

We also manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorised disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects.

Further, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

We may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorised access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us

Our businesses and our ability to remain competitive depends to a significant extent upon the functionality of our information technology systems (including Partenon, the global banking information technology platform utilised by Santander UK plc and Banco Santander), and on our ability to upgrade and expand the capacity of our information technology on a timely and cost-effective basis. The proper functioning of our financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between our branches and main data processing centres, are critical to our businesses and our ability to compete. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot be certain that in the future we will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of our information technology infrastructure as effectively as our competitors; this may result in a loss of the competitive advantages that we believe our information technology systems provide. Any failure to effectively improve, expand or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may be exposed to unidentified or unanticipated risks despite our risk management policies, procedures and methods

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of risk reporting systems. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we do not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material, unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could have a material adverse effect on our operating results, financial condition and prospects.

Competition with other financial institutions could adversely affect us

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and the recent financial crisis continues to reshape the banking landscape in the UK, particularly the financial services and mortgage markets, reinforcing both the importance of a retail deposit funding base and the strong capitalisation of an institution. Lenders have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers. The supply of credit is more limited for those potential customers without a large deposit or good credit history.

We expect competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. In particular, the Independent Commission on Banking (the ‘ICB’), chaired by Sir John Vickers, recommended that steps be taken to increase competition in the personal and small business banking sector (including, for example, strengthening the objectives of the Financial Conduct Authority (the ‘FCA’) (as successor to the FSA) for the role of conduct supervision, such that it is obliged to regulate in a manner which promotes competition). On 19 December 2011, HM Treasury published its response to the ICB report, agreeing with the majority of the ICB’s recommendations. The Financial Services Act 2012 amended the FSMA with effect from 1 April 2013 to include in the FCA’s operational objectives the objective of promoting effective competition in the interests of consumers in the markets for regulated financial services. A strong political and regulatory will to foster consumer choice in retail financial services could lead to even greater competition in the UK personal and small business banking sectors. For further detail, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’.

Increasing competition could require that we increase our rates offered on deposits or lower the rates it charges on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting its ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

If financial markets remain unstable, financial institution consolidation may continue. Financial institution consolidation could also result from the UK Government disposing of its stake in those financial institutions it currently controls. Such consolidation could adversely affect our operating results, financial condition and prospects. There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations. We also face competition from non-bank competitors, such as supermarkets, department stores and technology firms, and generally from other loan or credit providers.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers. However, we cannot guarantee that our new products and services will be responsive to customer demands or successful once they are offered to our customers, or that they will be successful in the future. In addition, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose customers, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the UK market, we will be exposed to new and potentially increasingly complex risks, including conduct risk and development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be sufficient or adequate to enable us to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect our operating results.

Further, our customers may raise complaints and seek redress if they consider that they have suffered loss from our products and services; for example, as a result of any alleged misselling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to the risk of potential legal action by our customers and intervention by our regulators. For further detail on our legal and regulatory risk exposures, see the risk factors entitled ‘We are exposed to risk of loss from legal and regulatory proceedings’ and ‘Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints’.

Any or all of the above factors, individually or collectively, could have a material adverse effect on us.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past, and can continue to, negatively impact our operating results, financial condition and prospects. We cannot be sure that we will be able to effectively control the level of impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realisable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot provide any assurance that our loan loss reserves will be sufficient to cover actual losses.

If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Interest rates payable on a significant portion of our outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the Bank of England base rate. As a result borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at relatively low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers’ required monthly payments may result in higher delinquency rates and losses in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for us.

Our loan portfolio is subject to risk of prepayment, which could have a material adverse effect on us

Our loan portfolio is subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralised mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

The value of the collateral, including real estate, securing our loans may not be sufficient, and we may be unable to realise the full value of the collateral securing its loan portfolio

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond its control, including macroeconomic factors affecting the UK’s economy. The residential mortgage loan portfolio of Santander UK plc and its subsidiaries is one of Santander UK plc and its subsidiaries’ principal assets, comprising 79 per cent. of Santander UK plc and its subsidiaries’ loan portfolio as of 31 December 2014. As a result, we are highly exposed to developments in the residential property market in the UK.

The housing market performed stronger than anticipated in 2014, with an increase in both house prices and the volume of property transactions. However, these increases have not so far resulted in strong growth in net mortgage lending in the market. Any further increase in house prices may be limited by the high level of prices relative to household earnings given the continued weakness seen in real earnings growth. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic recovery will mean that losses could be incurred on loans should they go into possession.

The value of the collateral securing our loan portfolio may also be adversely affected by force majeure events such as natural disasters like floods or landslides. Any force majeure event may cause widespread damage and could have an adverse impact on the economy of the affected region and may therefore impair the asset quality of our loan portfolio in that area.

We may also not have sufficiently up-to-date information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our operating results, financial condition and prospects.

We have a core strategy to develop our operations organically and through acquisitions, but if we are unable to manage such development effectively, this could have an adverse impact on our profitability

We allocate management and planning resources to develop strategic plans for organic development, and to identify possible acquisitions and disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic development objectives.

Challenges that may result from our strategic development decisions include our ability to:

•	manage efficiently our operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic opportunities, investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions, in line with our strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage our development effectively, including any or all of the above challenges associated with our development plans, could have a material adverse effect on our operating results, financial condition and prospects.

From time to time, we evaluate acquisition and partnership opportunities that we believe could offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and we may not be able to acquire promising targets or form partnerships on favourable terms or at all. Furthermore preparations for acquisitions that we do not complete can be disruptive. We base our assessment of potential acquisitions and partnerships on limited and potentially inexact information and on assumptions with respect to value, operations, profitability and other matters that may prove to be incorrect. Our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Such integration entails significant risks such as challenges in retaining the customers and employees of the acquired businesses, unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies such as legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialise. In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Goodwill impairments may be required in relation to acquired businesses

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if its valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not however affect our regulatory capital. Whilst no impairment of goodwill was recognised in 2013 or 2014, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial institution, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the European Union and each other location in which we operate, including in the United States. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted indirectly through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the ECB (following the introduction of the Single Supervisory Mechanism in November 2014). The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws and regulations by regulators are also subject to change. Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, Latin America and other jurisdictions, and new regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

During recent periods of market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision has been maintained by the PRA and the FCA (as successor regulatory authorities to the FSA).

Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation, in particular in the UK, which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of Santander UK plc, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to capital requirements, including leverage and TLAC requirements (and the MREL), liquidity risk management and also the UK Government’s introduction of the bank levy. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Banking Reform Act was enacted. Among other things, the Banking Reform Act either directly, or through amendments to FSMA:

•	provides HM Treasury and the PRA powers to implement the ICB recommendations including by introducing requirements for ring-fencing of core retail banking activities pursuant to which UK banks that undertake significant retail deposit taking activities (including us) will be required to place these deposit taking activities into a ring-fenced bank;

•	introduces a Senior Managers Regime and Certification Regime, replacing the Approved Persons Regime established under FSMA (as amended by the Financial Services Act 2012);

•	introduces a new criminal offence for reckless misconduct in the management of a bank;

•	establishes a new Payment Systems Regulator; and

•	amends the Banking Act 2009 (the ‘Banking Act’) to include a bail-in stabilisation power forming part of the special resolution regime. For further information, see the risk factor entitled ‘Bail-in and write-down powers under the Banking Act and the BRRD’.

Secondary legislation setting out the scope of the ring-fence required by the Banking Reform Act was adopted in 2014, and the PRA and the FCA are currently developing their rules in relation to the ring-fencing requirements. In January 2015, affected banks submitted preliminary plans for ring-fencing to the PRA and the FCA in response to their consultation paper on legal structure, governance and the continuity of services and facilities. Further consultations containing key details of the regime are expected in late 2015, with final rules anticipated in 2016. As the regulatory framework is still being developed, there remain key uncertainties around the final scope and effect of the requirements and, consequently, as to the specific effect on us, including in relation to the scope of permissible intragroup exposures. Consequently, it is too early to assess the full impact of the Banking Reform Act and any ancillary secondary legislation. However, it is expected that changes to our structure and business, for example, will be necessary for us to comply with the Banking Reform Act, and such changes could have an adverse effect on our operating results, financial condition and prospects.

Further detail on the potential risks posed by the Banking Reform Act can be found in the risk factors entitled ‘The Banking Act may adversely affect our business’ and ‘Bail-in and write-down powers under the Banking Act and the BRRD’.

European Structural Reform

On 29 January 2014, the European Commission (the ‘Commission’) published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that Member States that have already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. On 7 January 2015, the European Parliament’s Committee on Economic and Monetary Affairs published a draft report proposing amendments to the Commission’s proposal, including a proposed removal of the derogation. The Commission proposal envisages that the draft Regulation will be adopted by June 2015 and that the separation requirements will become effective on 1 July 2018. The adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business and could require us to modify our plans in connection with compliance with the Banking Reform Act.

US Regulation

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Our subsidiary Abbey National Treasury Services plc became provisionally registered as a swap dealer with the U.S. Commodity Futures Trading Commission on 4 November 2013. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps, have not yet been implemented and we continue to assess how compliance with these new rules will affect our business.

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK plc in relation to its residential mortgage-backed securities programmes, to retain 5 per cent. of the credit risk of the assets subject to the securitisation. At a general level, the rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5 per cent. (measured by fair value) of the most subordinated interest in the securitisation, or 5 per cent. (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule will take effect for residential mortgage-backed securities transactions on 24 December 2015, and on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including us, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the United States. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 18 December 2014 the US Federal Reserve announced an additional extension of the conformance period that would give banking entities until 21 July 2016 to conform investments in and relationships with covered funds and foreign funds that may be subject to the Volcker Rule and that were in place prior to 31 December 2013, and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We are assessing how the final implementing regulations for the Volcker Rule will affect our businesses and have been developing and implementing plans to bring affected businesses into compliance.

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry and, in particular, retail banking. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. Under the Enterprise Regulatory Reform Act 2013 the Office of Fair Trading (‘OFT’) and the Competition Commission were replaced by the Competition and Markets Authority (‘CMA’) on 1 April 2014. The CMA is now the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK.

Following a market study and review, the CMA is currently undertaking a Market Investigation into competition in the personal current account and SME retail banking markets that has a statutory deadline of May 2016. Given the wide ranging powers available to the CMA, this investigation may result in significant industry-wide remedies. In addition, the FCA has recently undertaken, and is undertaking, a number of competition related studies and reviews. As of 1 April 2015, the Payments Systems Regulator also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry. The resolution of a number of issues, including regulatory reforms, investigations and reviews and court cases, affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to us has been reformed and reorganised and we are subject to any potential resulting uncertainty and changes to the UK regulatory regime in general

Under the Financial Services Act 2012, the UK Government introduced a range of structural reforms to UK financial regulatory bodies. As a result of those reforms, as of 1 April 2013, our primary micro-prudential supervisor is the PRA, while its conduct supervisor is the FCA. Key changes which took effect in 2014 included the transfer of consumer credit regulation to the FCA from the OFT on 1 April 2014, and the creation of the Payment Systems Regulator as an autonomous subsidiary of the FCA on 1 April 2014, which took effect as an economic regulator from 1 April 2015.

Within the current regulatory framework we are subject to each regulator’s respective supervisory regimes and approaches, and any policy development, change or new regulation which may be brought in. In turn the UK regulatory framework is subject to amendment or change by the UK Government (as occurred following the 2010 general election, when the FSA was abolished and replaced by the current PRA/FCA structure).

The Financial Services Act 2012 also established the FPC within the Bank of England responsible for macro-prudential regulation and with a statutory objective to contribute to the achievement by the Bank of England of its financial stability objective and otherwise supporting the UK Government’s economic policy. In addition to monitoring the stability of the UK financial system, the FPC may exercise its statutory powers to give directions or make recommendations to the PRA and/or FCA. While the FPC is not permitted to give directions or make recommendations in relation to a specific regulated institution, any such directions and/or recommendations could impact on the UK banking sector, which includes us.

Various reforms to the mortgage lending and personal loans market have been proposed which could require significant implementation costs or changes to our business strategy

Mortgage Lending

In December 2011, the FSA published a consultation paper that consolidated proposals arising out of its wide-ranging ‘mortgage market review’, which was launched in October 2009 to consider strengthening rules and guidance on, among other things, affordability assessments, product regulation, arrears charges and responsible lending.

The final rules in relation to the FCA Mortgage Market Review (‘MMR’) came into force on 26 April 2014. These rules require a number of material changes to the mortgages sales process both in terms of advice provision in nearly all scenarios and significantly enhanced affordability assessment and evidencing. The new rules permit interest-only loans. However, there is a clear requirement for a clearly understood and credible strategy for repaying the capital (evidence of which the lender must obtain before making the loan).

The impact of the changes is now largely clear and in line with other lenders, the reforms presaged a period of significant change for the mortgage lending business requiring changes to mortgage sales delivery systems, associated documentation and the risk assessment of prospective mortgage customers. Santander UK plc has implemented certain changes to implement the MMR requirements. However, there can be no assurance that it will not make any future changes to its mortgage lending business, whether as a result of the MMR or other mortgage lending reforms, and that such changes would not adversely affect it.

In March 2011, the Commission published a proposal for a directive on credit agreements relating to residential immovable property for consumers (the ‘Mortgage Credit Directive’). The Mortgage Credit Directive was published in the Official Journal on 28 February 2014 and must be implemented by Member States by 21 March 2016. The Mortgage Credit Directive requires, among other things, standard pre-contractual information, calculation of the annual percentage rate of charge in accordance with a prescribed formula, and a right of the borrower to make early repayment. HM Treasury and the FCA each published consultations in September 2014 on the necessary legislation and rules required to implement the Mortgage Credit Directive in the UK. HM Treasury published a consultation response and final draft legislation in January 2015. The UK has decided to implement the Mortgage Credit Directive into UK law by way of the Mortgage Credit Directive Order (the ‘MCD Order’) which was published on 26 March 2015. The MCD Order will come into effect in phases, with the first provisions coming into force on 6 April 2015, followed by the second phase on 20 April 2015 with the subsequent phases coming into force on 21 September 2015 and 21 December 2015 in order to meet the 21 March 2016 final implementation deadline. Until the MCD Order fully comes into force and the FCA rules are finalised, it is not certain what effect the adoption and implementation of the Mortgage Credit Directive will have on Santander UK plc’s mortgage business. As a result, Santander UK plc may be required to make further changes to its mortgage lending business to comply with the reforms and such reforms could therefore have an adverse effect on our operating results, financial condition and prospects.

Consumer Credit

On 1 April 2014, consumer credit regulation (which includes regulation of new and existing second charge mortgages), was transferred from the OFT to the FCA in accordance with the provisions under the Financial Services Act 2012. Firms that held an OFT licence and had registered with the FCA by 31 March 2014, including Santander UK plc, have been granted an interim permission under the new regime and must apply to the FCA for full authorisation during an application period notified by the FCA. Under the new regime: (i) carrying on certain credit-related activities (including in relation to servicing credit agreements) otherwise than in accordance with permission from the FCA will render the credit agreement unenforceable without FCA approval; and (ii) the FCA has the power to make rules providing that contracts made in contravention of its rules on cost and duration of credit agreements, or in contravention of its product intervention rules, are unenforceable. If Santander UK plc is not granted full authorisation by the FCA, or if the FCA were to impose certain conditions attached to such authorisation, this could have an adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including inappropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could result in claims against us or subject us to regulatory enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

•	the Bank of England, the PRA and the FCA, HM Treasury, HM Revenue & Customs (‘HMRC’), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (‘FOS’) or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion;

•	the alleged misselling of financial products, such as Payment Protection Insurance (‘PPI’), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products;

•	we hold accounts for entities that might be or are subject to interest from various regulators, including the UK’s Serious Fraud Office, regulators in the US and elsewhere. We are not currently subject to any investigation into the Santander UK group as a result of any such enquiries, but cannot exclude the possibility of our conduct being reviewed as part of any such investigation; and

•	we may be liable for damages to third parties harmed by the conduct of our business.

We are from time to time subject to certain claims and party to certain legal proceedings in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the European Union and the United States, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

The FCA carries out regular and frequent reviews of the conduct of business by financial institutions including banks. An adverse finding by a regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, withdrawal of services, customer redress, fines and reputational damage.

Failure to manage these risks adequately could have a material adverse effect on our reputation, operating results, financial condition and prospects.

Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA now have a more outcome-focused regulatory approach than their predecessor the FSA. This involves more proactive enforcement and more punitive penalties for infringement. As a result, we and other PRA and/or FCA-authorised firms face increased supervisory intrusion and scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of their regulatory obligations are likely to face more stringent penalties.

In particular, the FCA has a strong focus on consumer protection, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

The regulatory regime requires us to be in compliance across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant regulations, there is a risk of an adverse impact on our business from sanctions, fines or other action imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

Under the Financial Services Act 2010, the FCA has the power to require authorised firms, including us, to establish a customer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the misselling of PPI. In August 2010, the FSA published a policy statement entitled ‘The assessment and redress of Payment Protection Insurance complaints’ (the ‘Policy Statement’). The Policy Statement contained rules which altered the basis on which regulated firms (including Santander UK plc and certain Santander UK group entities) must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld. A legal challenge of these rules by the British Bankers’ Association was unsuccessful. In light of this and the consequential increase in claims levels, Santander UK plc performed a detailed review of its provision requirements in the first half of 2011 and, as a result, revised its provision for PPI complaint liabilities to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011. No additional provisions were made for PPI in 2012 or in 2013. In 2014, a total charge of £140m, including related costs, was made for further conduct remediation. Of this, £95m related to PPI, following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. The FCA has announced that it will gather evidence on current trends in PPI to assess the current process for PPI complaints. It will consider whether any new intervention is necessary and report on the matter in the summer of 2015. The FCA is also considering the impact of the decision in Plevin v Paragon Personal Finance Ltd (‘Plevin’), in which the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. As a result, the FCA is considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI. The FCA has said that it expects to announce its views on this, including next steps, alongside the findings of its broader review. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. We are considering the impact of this decision on our PPI complaint liabilities, although it is not possible to determine at this time the nature or extent of that impact.

Given the above, the ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the implementation of the Policy Statement, the impact of the Supreme Court’s decision in Plevin (including the nature and content of new FCA rules and/or guidance related to this decision, if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provision it has made relating to these claims. More generally, we can make no assurance that its estimates for potential liabilities, based on the key assumptions it used, are correct, and the reserves taken as a result may prove inadequate. If we were to incur additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operating results, financial condition and prospects.

All the above is similarly relevant to any future industry-wide misselling or other issues that could affect us, such as the sale of other retail financial products and interest-rate derivative products sold to SMEs. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the ‘Designated Consumer Bodies Order’) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were made against a Santander UK group entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on its operating results, financial condition and prospects.

The Banking Act may adversely affect our business

The Banking Act came into force on 21 February 2009. The special resolution regime set out in the Banking Act provides HM Treasury, the Bank of England, the PRA and the FCA (and their successor bodies) with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.

In addition, pursuant to recent amendments made to the Banking Act, which came into force on 1 August 2014, provision has been made for various tools to be used in respect of a wider range of UK entities, including investment firms and certain banking group companies, provided that certain conditions are met. Secondary legislation specifies that the Banking Act powers can be applied to investment firms that are required to hold initial capital of €730,000 or more and to certain UK incorporated non-bank companies in the Santander UK group.

If an instrument or order were made under the Banking Act in respect of us or another Santander UK group entity, such instrument or order (as the case may be) may (among other things): (i) result in a compulsory transfer of our shares or other securities or property or those of such other entity; (ii) impact on the rights of the holders of our shares or other securities or those of such other entity or result in the nullification or modification of the terms and conditions of such shares or securities; or (iii) result in the de-listing of our securities or those of such other entity. In addition, such an order may affect matters in respect of us or such other entity and/or other aspects of our shares or other securities or those of such other entity, which may negatively affect our ability to meet our obligations in respect of such shares or securities.

Further, amendments to the Insolvency Act 1986 and secondary legislation have introduced changes to the treatment and ranking of certain debts with the result that certain eligible deposits will rank in priority to the claims of ordinary (i.e. non-preferred) unsecured creditors in the event of an insolvency. This may negatively affect our ability to meet our obligations in respect of its unsecured creditors in an insolvency scenario.

Bail-in and write down powers under the Banking Act and the BRRD

The Banking Reform Act as of 31 December 2014 amended the Banking Act to introduce a UK ‘bail-in power’. On 6 May 2014, the Council of the European Union adopted the BRRD, which contains a similar bail-in power and requires Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK Government decided to implement the BRRD bail-in power from 1 January 2015. The new PRA and FCA rules and supervisory statements took effect from 19 January 2015, with the exception of the rules that require a contractual clause recognising bail-in powers in foreign law liabilities. These rules are being phased in starting with the first phase, which applies to debt instruments, having commenced on 19 February 2015. The second phase, which applies to all other relevant liabilities will commence on 1 January 2016.

The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act to enable them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order, which is based on the principle that such creditors should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a UK bank entity under resolution and the power to convert certain liabilities from one form to another. The conditions for use of the UK bail-in power are generally that (i) the regulator determines the relevant UK bank entity is failing or likely to fail; (ii) it is not reasonably likely that any other action can be taken to avoid such a UK bank entity’s failure; and (iii) the relevant UK resolution authority determines that it is in the public interest to exercise the bail-in power. Certain liabilities are excluded from the scope of the bail-in powers, including liabilities to the extent that they are secured.

According to the Banking Act, as well as similar principles in the BRRD, the relevant UK resolution authority should have regard to the insolvency treatment principles when exercising the UK bail-in power. The insolvency treatment principles are that (i) the exercise of the UK bail-in power should be consistent with treating all liabilities of the bank in accordance with the priority that they would enjoy on a liquidation and (ii) any creditors who would have equal priority on a liquidation should bear losses on an equal footing with each other. HM Treasury may, by order, specify further matters or principles to which the relevant UK resolution authority must have regard when exercising the UK bail-in power. These principles may be specified in addition to, or instead of the insolvency treatment principles. If the relevant UK resolution authority departs from the insolvency treatment principles when exercising the UK bail-in power, it must report to the Chancellor of the Exchequer stating the reasons for its departure.

The bail-in power under the Banking Act and the BRRD may potentially be exercised in respect of any unsecured debt securities issued by a financial institution under resolution or by a relevant member of the Santander UK group, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act and the BRRD could be exercised in respect of our debt securities. The occurrence of circumstances in which bail-in powers would need to be exercised in respect of the Santander UK group would likely have a negative impact on our business.

The BRRD also contains a mandatory write down power which requires Member States to grant powers to resolution authorities to recapitalise institutions and/or their European Economic Area parent holding companies that are in severe financial difficulty or at the point of non-viability by permanently writing down Tier 1 and Tier 2 capital instruments issued by such institutions and/or their European Economic Area parent holding companies, or converting those capital instruments into shares. The mandatory write down provision has been implemented in the UK through the Banking Act. Before taking any form of resolution action or applying any resolution power set out in BRRD, the UK resolution authorities have the power (and are obliged when specified conditions are determined to have been met) to write down, or convert Tier 1 and Tier 2 capital instruments issued by that institution into common equity tier 1 capital instruments before, or simultaneously with, the entry into resolution of the relevant entity. These measures could be applied to certain of our debt securities; the occurrence of circumstances in which write down powers would need to be exercised in respect of the Santander UK group would be likely to have a negative impact on our business.

In contrast to the creditor protections afforded in the event of the bail-in powers being exercised, holders of capital instruments will not be entitled to the ‘no creditor worse off’ protections under the Banking Act in the event that their capital instruments are written down or converted to equity under the mandatory write-down tool (unless the mandatory write-down tool were to be used alongside a bail-in).

Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

In addition, the BRRD provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. If used in respect of us, the Santander UK group or the Company’s holding company, these ex ante powers could have a negative impact on our business.

We are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (‘FSCS’) was established under FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a PRA or FCA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the PRA or the FCA, including Santander UK plc and other Santander UK group entities.

Following the default of a number of authorised financial services firms since 2008, the FSCS borrowed funds totalling approximately £18bn from HM Treasury to meet the compensation costs for customers of those firms. It is expected that the substantial majority of the principal will be repaid from funds the FSCS levies from asset sales, surplus cash flow or other recoveries in relation to assets of the firms that defaulted. However, the FSCS estimates that the assets of these failed institutions are insufficient and, to the extent that there remains a shortfall, is recovering this shortfall by levying firms authorised by the PRA or the FCA in instalments. The first instalment was in scheme year 2013/14, and Santander UK plc made a first capital contribution in August 2013. The second instalment was in scheme year 2014/15, and Santander UK plc made a second capital contribution in August 2014. For the year ended 31 December 2014, Santander UK plc charged £91m to the income statement in respect of the costs of the FSCS.

In the event that the FSCS raises further funds from authorised firms or increases the levies to be paid by such firms or the frequency at which the levies are to be paid, the associated cost to the relevant Santander UK group entity may have a material adverse effect on our operating results, financial condition and prospects. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS, such as the borrowing from HM Treasury mentioned above, have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up if similar measures are required to protect depositors of other institutions. In addition, following amendments to the preferred credit status of depositors that came into force on 31 December 2014, the FSCS stands in the place of depositors of a failing institution and has preferred status over an institution’s other creditors.

In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for us. For instance, in July 2013, the Council of the European Union announced its intention that revisions to the EU Deposit Guarantee Scheme Directive should be adopted by the end of 2013. The recast EU Deposit Guarantee Scheme Directive (the ‘DGSD’), which was published in the Official Journal on 12 June 2014 and entered into force on 2 July 2014, introduced a tighter definition of deposits and includes a requirement that the Deposit Guarantee Scheme pay customers within a week and a requirement that banks must be able to provide information on the aggregated deposits of a depositor. These revisions are likely to affect the methodology employed by the FSCS for determining levies on institutions. In addition, the DGSD also requires Member States to ensure that by 3 July 2014 the available financial means of deposit guarantee schemes reach a minimum target level of 0.8 per cent. of the covered deposits of their members and requires deposit guarantee schemes to be ex-ante funded. In October 2014, the PRA published a consultation paper on the implementation of the DGSD. In its consultation paper, the PRA confirmed the UK Government’s announced intention to use the existing bank levy to meet the ex-ante funding requirements in the DGSD. Changes as a result of this may affect the profitability of members of the Santander UK group required to contribute to the FSCS.

FSCS levies are collected by the FCA as part of a single payment by firms covering the FCA, the PRA, the FOS and the FSCS fees. It is possible that future policy of the FSCS and future levies on the firms authorised by the FCA or PRA may differ from those at present and that this could lead to a period of some uncertainty for the Santander UK group entities. In addition, it is possible that other jurisdictions where we operate could introduce or amend their similar compensation, contributory or reimbursement schemes. As a result of any such developments, we may incur additional costs and liabilities which may adversely affect our operating results, financial condition and prospects.

We may fail to detect or prevent money laundering and other financial crime activities due to not correctly identifying our financial crime risks and failing to implement effective controls to mitigate those risks. This could expose us to heavy fines, additional regulatory scrutiny, increased liability and reputational risk

We are obligated to comply with applicable anti-money laundering (‘AML’), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include AML training for our staff, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by the Suspicious Activity Reporting Unit.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and financial crime related activities. These require implementation and embedding within the business effective controls and monitoring which requires on-going changes to systems and operational activities. Financial crime is continually evolving, and the expectation of regulators is increasing. This requires similarly proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our staff to assist us by spotting such activities and reporting them, and our staff have varying degrees of experience in recognising criminal tactics and understanding the level of sophistication of criminal organisations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. Where we are unable to apply the necessary scrutiny and oversight there remains a risk of regulatory breach.

Where we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day to day supervision by external consultants and ultimately the revocation of our banking licence.

The reputational damage to our business and global brand would be severe if we were found to have breached AML or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

Changes in taxes and other assessments may adversely affect us

The tax and other assessment regimes to which our customers and we are subject are regularly reformed, or subject to proposed reforms. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which may be earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The following paragraphs discuss three major reforms (the Bank Levy, FATCA and possible future changes in the taxation of banking groups in the European Union) which could have a material adverse effect on our operating results, financial condition and prospects, and the competitive position of UK banking groups, including us.

Bank Levy

HM Treasury introduced an annual UK bank levy (the ‘Bank Levy’) via legislation in the Finance Act 2011. The Bank Levy is imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to us. The amount of the Bank Levy is based on a bank’s total liabilities, excluding (amongst other things) Tier 1 capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. As part of the 2015 Budget, the rate of the Bank Levy was increased from 0.156 per cent. to 0.21 per cent. from 1 April 2015.

FATCA

Sections 1471 through 1474 of the US Internal Revenue Code of 1986 (‘FATCA’) impose a reporting regime and potentially a 30 per cent. withholding tax with respect to certain payments to any non-US financial institution (a ‘foreign financial institution’ or ‘FFI’ (as defined by FATCA)) that (i) does not become a ‘Participating FFI’ by entering into an agreement with the US Internal Revenue Service (the ‘IRS’) to provide the IRS with certain information in respect of its account holders and investors; and (ii) is not otherwise exempt from or in deemed compliance with FATCA. We are classified as a FFI.

Final regulations implementing FATCA were issued in 2013. The reporting and withholding regime will be phased in over time. Withholding began on 1 July 2014 for certain payments from sources within the United States and it will begin on 1 January 2017 for payments of gross proceeds on assets that could generate US source dividend or interest and as early as 1 January 2017 for ‘foreign passthru payments’ (a term not yet defined).

The United States and the UK have entered into an agreement for the implementation of FATCA (the ‘US-UK IGA’) under which we will be treated as a Reporting Financial Institution (as defined therein). We do not anticipate that we will be required to deduct any tax under FATCA from payments on the securities we issue. Each relevant Santander UK group entity subject to the US-UK IGA will, however, need to comply with certain due diligence and reporting requirements to HMRC. Holders of securities that we issue therefore may be required to provide information and tax documentation, as well as that of their direct or indirect owners, and this information may be reported to the Commissioners for HMRC, and ultimately to the IRS. There can be no assurance that any such Santander UK group entity will be treated as a Reporting Financial Institution or that in the future we would not be required to deduct tax under FATCA from payments we make on certain financial products.

Further, additional rules similar to FATCA have been implemented in other jurisdictions and the UK has entered into information sharing agreements based on FATCA with its Crown Dependencies and Overseas Territories. The Crown Dependency and Gibraltar agreements are reciprocal and will require UK Financial Institutions to identify customers who are tax residents of the Crown Dependencies and Gibraltar (and vice versa). The commencement date for these agreements was the same as for FATCA i.e., 1 July 2014.

Similarly, the Organisation for Economic Co-operation and Development (‘OECD’) has developed a draft common reporting standard and model competent authority agreement to enable the multilateral, automatic exchange of financial account information. Under the OECD Common Reporting Standard (‘CRS’) Financial Institutions will be required to identify and report the tax residence status of customers in the 90 plus countries that have endorsed the plans. Fifty-eight countries have committed to be early adopters going live in 2016, with first information exchanges expected by the end of September 2017. In December 2014, the European Union incorporated the CRS into a revised Directive on Administrative Cooperation (Council Directive 2014/107/EU amending Directive 2011/16/EU) (‘DAC’) providing the CRS with a legal basis within the EU. EU Member States must adopt and publish legislation necessary to comply with the revised DAC by 31 December 2015, and must comply with the revised DAC’s provisions from 1 January 2016. The required systemic solutions to meet this multilateral context require significant lead times to build and implement.

Unlike FATCA, CRS does not include a potential withholding element. Therefore our main risks are reputational and commercial.

European Taxation

As of 1 August 2012, pursuant to the French amending finance law for 2012, a financial transaction tax in France was introduced (the ‘French Financial Transaction Tax’). The French Financial Transaction Tax applies to certain transactions, referenced to, or in relation with, French listed shares where the relevant issuer’s stock market capitalisation exceeds one billion euro. The French Financial Transaction Tax rate is 0.2 per cent. of the sale price of the transaction.

Similarly, on 24 December 2012, pursuant to paragraphs 491 to 500 of Article 1 of the Italian Law 288, a financial transaction tax in Italy was introduced (the ‘Italian Financial Transaction Tax’). The Italian Financial Transaction Tax commenced on 1 March 2013 for transactions in Italian equity instruments and from 1 July 2013 for Italian equity derivatives. The Italian Financial Transaction Tax rate is between 0.2 per cent. and 0.1 per cent. of the sale price of the transaction.

On 14 February 2013, the Commission published a proposal (the ‘Commission Proposal’) for a Directive for a common system of financial transactions taxes (‘EU Financial Transaction Tax’ or ‘FTT’) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the ‘Participating Member States’). Under the Commission’s proposal, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally it would apply to certain dealings in securities where at least one party to the transaction is a financial institution established in a Participating Member State. A financial institution may be, or may be deemed to be, ‘established’ in a Participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a Participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a Participating Member State. Whilst the UK is not a Participating Member State, the directive proposals are broad and as such may impact transactions completed by financial institutions operating in non-Participating Member States.

Joint statements issued in 2014 by the Participating Member States indicate an intention to implement the FTT by 1 January 2016. However, the FTT proposal remains subject to negotiation between the Participating Member States and the scope of any such tax is uncertain. It may therefore be altered prior to any implementation. Additional Member States may decide to participate. We are still assessing the proposals and the likely impact on us.

Changes in Santander UK plc’s pension liabilities and obligations could have a materially adverse effect on us

Santander UK plc provides retirement benefits for many of our former and current employees in the UK through a number of defined benefit pension schemes established under trust. Santander UK plc is the principal employer under these schemes, but it has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.

The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation). As some of the employers within the Santander UK group are service companies, if they become insufficiently resourced, other companies within the Santander UK group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee or provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.

The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company that is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit our freedom to restructure or to undertake certain corporate activities.

In a judgement handed down on 18 December 2013, the UK High Court has held that, where multiple group companies are potential targets for the Pensions Regulator’s power to issue contribution notices, the aggregate total of the contributions required by those notices is not limited to the amount required to fully fund the deficit in the relevant pension scheme under section 75 of the Pensions Act 1995 (‘Section 75’). Although such a limit still applies in relation to a single contribution notice, this judgement means that, where there is more than one target for the Pensions Regulator’s powers, each of the contribution notices it could issue to those targets can be for the full amount of the Section 75 funding deficit and, further, the scheme may, under such multiple contribution notices, recover more than the actual or notional employer debt, potentially creating a surplus for the scheme. The UK High Court’s decision reopens the issue of schemes having a superior priority position over other creditors and further legal developments are expected as a result of the December 2013 judgement.

Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK plc record a deficit, due to a reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in Santander UK plc having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. While we can control a number of the above factors, there are some over which it has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with Santander UK plc before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them. Our principal defined pension scheme is the Santander (UK) Group Pension Scheme and its corporate trustee is Santander (UK) Group Pension Scheme Trustee Limited (the ‘Pension Scheme Trustee’), a wholly-owned subsidiary of Santander UK plc. As at 31 December 2014, the Pension Scheme Trustee had 14 directors, comprising seven Santander UK plc appointed directors and seven member-elected directors. Investment decisions are delegated by the Pension Scheme Trustee to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Pension Scheme Trustee directors, four appointed by Santander UK plc and three by the Pension Scheme Trustee. The Pension Scheme Trustee directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Santander UK Group Pension Scheme and not that of Santander UK plc. Any increase in our pension liabilities and obligations could have a material adverse effect on our operating results, financial condition and prospects.

The ongoing changes in the UK supervision and regulatory regime and particularly the implementation of the ICB’s recommendations may require Santander UK plc to make changes to its structure and business which could have an impact on its pension schemes or liabilities. For a discussion of the ICB’s recommendations, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’.

Damage to our reputation could cause harm to our business prospects

Maintaining a positive reputation is critical to us attracting and maintaining customers, investors and employees and conducting business transactions with counterparties. Damage to reputation of the Santander UK group or Banco Santander (as the majority shareholder in the Santander UK group), the reputation of affiliates operating under the ‘Santander’ brand or any of our other brands or the reputation of the UK or Spain could therefore cause significant harm to our business and prospects. Harm to our reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct, litigation, failure to deliver minimum standards of service and quality, compliance failures, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our operating results, financial condition and prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift towards increasing regulatory supervision and enforcement has caused public perception of the Santander UK group and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more transactions, obligations and interests with and among our customers. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial condition

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial condition, based upon materiality and significant judgements and estimates, include impairment of loans and advances, valuation of financial instruments, goodwill impairment, provision for conduct remediation and pensions.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of our operations and financial condition could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by our entities, such as Santander UK plc and Abbey National Treasury Services plc, in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. We adopted the Committee of Sponsoring Organisations of the Treadway Commission internal control – integrated framework with effect from 15 December 2014, replacing the previous framework. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of controls over financial reporting.

There are however inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. As a result of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Changes in accounting standards could impact reported earnings

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

We rely on third parties for important infrastructure support, products and services

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct business. Replacing these third party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We rely upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander group.

English law applicable to public companies and financial groups and institutions, as well as our articles of association, provide for several procedures designed to ensure that the transactions entered into, with or among our financial subsidiaries, do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions. We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder). Future conflicts of interest between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favour.

Different disclosure and accounting principles between the UK and the US may provide different or less information about us than expected

There may be less publicly available information about us than is regularly published about companies in the US. Issuers of securities in the UK are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with a relatively more developed capital market, including the US. While we will be subject to the periodic reporting requirements of the Exchange Act upon effectiveness of this registration statement and our subsidiaries Santander UK plc and Abbey National Treasury Services plc are subject to the periodic reporting requirements of the Exchange Act, we are not subject to the same disclosure requirements in the US as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available will not be the same as the information available to holders of securities of a US company and may be reported in a manner that is not familiar.

Risks concerning enforcement of judgements made in the US

We are a public limited company registered in England and Wales. With the exception of one director, all of our directors live outside the US. As a result, it may not be possible to serve process on such persons in the US or to enforce judgements obtained in US courts against them or us based on the civil liability provisions of the US federal securities laws or other laws of the US or any state thereof.

Item 4. Information on the Company

Overview

Santander UK Group Holdings plc is a public limited company incorporated and registered in England and Wales under the Companies Act 2006. It was incorporated on 23 September 2013 as a private limited company with registered number 08700698 with the name Nuevo Topco Limited. On 16 December 2013, the Company changed its name to Santander UK Group Limited and on 22 January 2014, the Company changed its name to Santander UK Group Holdings Limited. On 25 March 2015, the Company re-registered as a public limited company. On 10 January 2014, the Company became the holding company of Santander UK plc through an exchange of shares with the shareholders of Santander UK plc, as described in Note 1 to the Consolidated Financial Statements and in Note 1 to the Condensed Consolidated Interim Financial Statements. This transaction constituted a group reconstruction and a transaction between entities under common control.

The principal executive office and registered office of the Company is at 2 Triton Square, Regent’s Place, London, NW1 3AN. The telephone number of the Issuer is +44 (0) 870 607 6000.

The Company’s principal operating subsidiary is Santander UK plc. Santander UK plc was originally formed as a building society in 1944 under the name Abbey National Building Society and is now a public limited liability company incorporated and registered in England and Wales under the Companies Act 1985. It was incorporated on 12 September 1988 with registered number 2294747.

The Company is a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L. Santander UK operates primarily in the UK, is regulated by the PRA and the FCA and is part of the Banco Santander, S.A. group (the ‘Banco Santander group’).

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as Santander UK, operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an on-going basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander, S.A. has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander, S.A. to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this by relying on the strength of its own balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of the Company’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of the Company’s own subsidiaries).

Exposures to other Banco Santander group members are established and managed on an arm’s length commercial basis. All inter-group transactions are monitored by the Santander UK Board Risk Committee and transactions which are not in the ordinary course of business must be pre-approved by the Santander UK Board. In addition, Santander UK is subject to PRA limits on exposures to, and on liquidity provided to, other members of the Banco Santander group.

The subsidiary model gives Santander UK considerable financial flexibility, yet enables it to continue to take advantage of the significant synergies and strengths that come from being part of the global Banco Santander group, in brand, products, systems, platforms, development capacity and management capability. In the subsidiary model, the Banco Santander group facilitates the sharing of best practice and provides common technology, operations and support services to all of its subsidiaries via independent operating entities, themselves established by the Banco Santander group so as to be able to continue operating as viable standalone businesses.

Whilst the Company is a subsidiary of Banco Santander, S.A., the Company’s corporate governance model ensures that the Board and Executive Committee make their own decisions on funding, capital and liquidity, having regard to what is appropriate for Santander UK’s business and strategy.

The Santander UK group operates four business divisions as follows:

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards and personal loans as well as insurance policies.

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (‘CBCs’) and through telephony and digital channels. The management of our customers is organised according to the annual turnover £250,000 to £50m for SMEs, and £50m to £500m for mid corporates, enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

Corporate & Institutional Banking

Corporate & Institutional Banking services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main business areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk for the Santander UK group. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

See ‘Item 5. Operating and Financial Review and Prospects’ for a description of Santander UK’s principal capital expenditures and divestitures, the nature of Santander UK’s operations and its principal activities, principal markets in which Santander UK competes and marketing channels. See ‘Item 3. Key Information—D. Risk Factors’ for a description of the material effects of government regulations on Santander UK’s business. See Note 23 to the Consolidated Financial Statements for additional information on the Company’s organisational structure. See Note 25 to the Consolidated Financial Statements, Note 18 to the Condensed Consolidated Interim Financial Statements and ‘Item 5. Operating and Financial Review and Prospects—Balance Sheet Review—Tangible Fixed Assets’ for a description of property, plants and equipment.

Strategic Report

Our heritage	Santander UK, a key subsidiary of the Banco Santander group, was formed from the acquisition of three former building societies.

Abbey National Building Society formed with the merger of two long-standing building societies			Bradford & Bingley savings business and branches acquired by Santander UK plc		Abbey, Alliance & Leicester and Bradford & Bingley rebranded as Santander UK
1944	1989	2004	2008	2009	2010
	Abbey National plc incorporated in 1998. Listed on the London	Abbey National plc acquired by Banco Santander, S.A.		Alliance & Leicester plc transferred to Santander UK plc (acquired by Banco
	Stock Exchange in 1989			Santander, S.A. in 2008)

Banco Santander group customers

117 million

Banco Santander group is a retail and commercial bank, based in Spain, with a presence in ten main markets and is the largest bank in the eurozone by market capitalisation.

Founded in 1857, the Banco Santander group has over 12,000 branches and 185,000 employees across the globe. The Banco Santander group is also the largest private financial group in Latin America and has a significant presence in the UK, Portugal, Germany, Poland and the US.

The Banco Santander group operates a subsidiary model across the group where businesses, such as Santander UK, are responsible for their own liquidity, funding and capital, but benefit from shared resources, operational capability and branding.

Banco Santander group attributable profit in 2014 €5.8bn Up 39% from €4.2bn in 2013, with the UK region contributing 17% of the global total.

Santander UK today	As one of the leading financial services providers in the UK, serving more than 14 million active customers with 20,500 employees, our purpose is to help people and businesses prosper.

1|2|3 World customers

4.3 million

1|2|3 World is transforming our retail customer profile and increasing loyalty. During the first six months of 2015 and in 2014, we attracted 1.9 million new 1|2|3 World customers and remained the first choice for customers switching their current account provider. Since September 2013, one-in-four customers who switched current account provider in the UK moved to us.

Mortgage loans

£150.7bn

In 2014, we helped 40,300 first time buyers and 8,100 Help to Buy customers purchase a home. Gross lending in 2014 amounted to £26.3bn in 2014 and mortgage loans increased £2.0bn to £150.1bn. Mortgage loans further increased to £150.7bn as at 30 June 2015.

Lending to corporates

£25.7bn

Our lending to corporate customers has grown consistently since 2008. In 2014, we extended £7.9bn of new facilities and increased total lending by £1.8bn to £23.9bn. We also improved our range of ancillary services and increased our footprint to 66 regional CBCs. Lending to corporates was £25.7bn as at 30 June 2015.

CEO succession

We spent a great deal of time throughout 2014 ensuring that a strong succession pipeline was in place, and the appointment of Nathan Bostock as Deputy CEO in August 2014 represented a key step in ensuring that we were well positioned.

In September 2014, Ana Botín was appointed to the role of Executive Chairman of Banco Santander, S.A. following the death of Emilio Botín.

While the Board undertook an orderly process to identify a new CEO in the UK, Nathan Bostock, Deputy CEO, became responsible for ensuring continuity in all operations and strategy during the transition period.

Upon the conclusion of the search process, the Board selected Nathan as CEO in September 2014, and Ana subsequently transitioned to a Non- Executive role.

Nathan brings a wealth of experience and an excellent track record in banking, operating at executive levels in the banking sector for over 22 years. He will be vital to the delivery of our transformation programme.

Chair’s review	Our purpose is to help people and businesses prosper as we build the Best Bank in the UK – a bank that is Simple, Personal and Fair.

“I joined Santander UK as its Chair because I believe it is true in its intent to help people and businesses prosper and also has the potential to be transformative to the sector and the economy”

Baroness Shriti Vadera

Chair

Overview

The UK banking sector needs to continue its transformation to focus more on the genuine needs of households and small and medium business customers and to win their trust and that of regulators, policymakers, investors and the wider public. A better service to the domestic economy has to be the cornerstone of the sector’s ambition to remain a leading global financial centre.

Santander UK remains on course on its own journey, launched by Ana Botín during her time as CEO, to become a bank that is Simple, Personal and Fair and that wins the lasting loyalty of its customers, people, shareholders and communities. It has been a journey so far with some remarkably successful milestones. I was particularly pleased to see we won the Moneywise award for ‘Most Trusted Mainstream Bank’, as voted for by UK consumers.

But we know we have further to go. Nathan Bostock made it one of his three commitments to our shareholder in 2015 to develop a set of behaviours to underpin our values of Simple, Personal and Fair in the UK. Defining these behaviours, through the engagement of our people at roadshows across the country, has been an essential step towards embedding the culture we aspire to.

I joined Santander UK as its Chair because I believe it is true in its intent to help people and businesses prosper and also has the potential to be transformative to the sector and the economy. With its building society heritage, Santander UK has sustained its position as one of the significant mortgage providers in a highly competitive and commoditised market. In all other markets, spanning personal current accounts, credit cards and SMEs, we are a challenger bank.

In the SME market, we have grown our business steadily, but still only account for a small proportion of the SME lending market, while the Big Four UK banks together take over 85% of the outstanding volume of lending(1). But we also have a scale and the backing of our parent that give us geographic reach, brand recognition and resources – including a strong branch presence on the high street and a network of Corporate Business Centres across the UK. These help us to make a difference to significant segments of banking service provided to the population.

Santander UK has used its position as ‘scale challenger’ to launch innovative products that require substantial investment and the ability to reach a national market. These include the 1|2|3 Current Account, part of our 1|2|3 World proposition with more than four million customers, which has led to changes elsewhere in the sector as the incumbents seek to respond. Our scale challenger status has also enabled us to create Santander Breakthrough to support fast-growth SMEs. Our unique trade proposition leverages Banco Santander’s global network and is the only UK bank export scheme targeted specifically at SMEs. We will continue to aspire to be transformative as we embrace the pace of change in the digital world.

In February, Santander UK was announced as one of the UK’s best employers, placed in ‘The Sunday Times 25 Best Big Companies to Work For 2015’ awards, and in April we were named in ‘The Times Top 50 Employers for Women 2015’. Such milestones give us confidence that we are making progress against our own challenging goals.

(1) CMA Retail Banking Market Investigation, updated issues statement, May 2015	Most Trusted Mainstream Bank June 2015	25 Best Big Companies to Work For 2015 April 2015

I would like to thank all of my colleagues for all they have done, and continue to do, to transform the business. Their dedication, commitment and loyalty underpins our success.

A priority for the coming years will be to ensure that Santander UK and our customers are well prepared for the very significant structural changes that will result from implementation of the Financial Services (Banking Reform) Act 2013. Our plans to establish a retail bank for our personal and small business customers and a corporate bank for our corporate and institutional customers and markets business will enable us to continue our growth in the UK, while also preparing us to conform with the new regulatory regime.

I do not underestimate the very significant challenges to our systems and our people of implementation on multiple simultaneous fronts – the scale of regulatory changes on our balance sheet and operations, the cultural changes that need embedding, and the digital transformation to be initiated in parallel to giving customers the choices they need as they themselves adapt to digital use. And all the while ensuring we are profitable, improve our cost-to-income ratio and win competitive market share as a challenger. I remain confident in the ability of Nathan and his team to manage this transformation risk effectively and well.

The Board

I would like to pay tribute to the Chairmanship of my predecessor Lord Burns and to personally thank him for the enormous support and advice he has provided me during and since the period of transition. His strategic leadership and courageous decisions over 14 years saw the creation of Santander UK and, with the rest of the Board and management, he steered it successfully through the financial crisis.

Terry and Ana leave behind a legacy of which we can all be proud, but importantly a bank that is well placed to look to the future under Nathan’s leadership.

To date, 2015 has been a year of considerable change on the Board. Chris Jones succeeded Rosemary Thorne as the Chair of Board Audit Committee with effect from 30 June 2015. Chris has significant experience in financial services since the mid-1980s after specialising in the audit of banks during his time as a Senior Audit Partner and leader of PwC’s EMEA Financial Services practice. Demonstrating our commitment to digital change, Genevieve Shore joined the Board as an Independent Non-Executive Director on 18 May 2015 and brings a wealth of digital experience gained through her extensive executive career at Pearson and Penguin, where she led and implemented innovative technology solutions. Scott Wheway has been appointed as a Senior Independent Director. Scott joined the Board in October 2013 and has extensive experience in retail and financial services.

We continue to review the composition, experience and skill set of the Board on an ongoing basis to ensure that we are well placed for future challenges.

I would like to thank two long-serving Directors for their commitment and dedication over many years. José María Carballo stepped down in March 2015 after 10 years, and Rosemary Thorne stepped down from her position as Independent Non-Executive Director and Chair of the Board Audit Committee on 30 June 2015 after nine years. I would also like to thank Stephen Jones, who steps down as Director and Chief Financial Officer at the end of October.

The Compass keeps us on track and helps measure progress towards our strategic priorities.

  Our business model creates value for our people, our customers, our shareholders and our communities.

Communities

Creating value
We support our communities to fulfil our responsibilities to society and deepen our links with those whom we serve.

How do we do this?
We deliver community support by focusing on three priority areas: education, employment and enterprise. Financial support for people in education is via Santander Universities, Breakthrough programme supports fast-growing enterprises and the Santander Foundation provides grants to local charities.

People

Creating value
We attract and retain the most talented and committed people, who in turn win our customers' trust through the service and care they provide.

How do we do this?
We support our people and talent model through best-in-class recruitment, readily accessible career planning and training, transparent incentives and recognition programmes and a collaborative and customer-orientated culture.

Communities
We make a difference in our local communities
We help local businesses grow
We help members of our communities to expand their knowledge and skills
People
We are valued
We can achieve our career goals
We work as a team with engaging and inspiring leaders
Simple
Personal
Fair
Customers
New customers put their trust in us
Customers get the best experience
Customers reward us with their loyalty
Shareholders
We earn a sustainable return
We identify, assess, manage and report risk
We are building a more diversified franchise in the UK

Shareholders

Creating value
We earn our shareholders a stable and predictable return on their investment through the economic cycle.

How do we do this?
We are transforming the business by broadening our activities and deepening our customer relationships, while maintaining strong capital, liquidity and funding profiles, as well as prudent risk management and a relentless cost discipline. As such we deliver dependable financial results and pay regular dividends.

Customers

Creating value
We meet our customers' developing needs, by offering a reliable relationship that gives them confidence and control over their finances and wide-ranging access to credit and savings.

How do we do this?
We provide excellent customer service, products with ongoing value and minimal small print, and easy access via our website, mobile apps and modern digitally enhanced branches. For corporates, we offer a broad range of tailored products and services through our network and leading IT capability.

Chief Executive Officer’s review	We have delivered a strong set of results for the first half of the year, with good momentum in profitability. We have achieved our 2015 targets for 1|2|3 World and customer satisfaction ahead of schedule, and remained the first choice for UK retail customers switching their current account provider. We also grew lending to UK companies by £1.8bn in the past six months, maintaining positive momentum in an increasingly competitive market.
“Our ongoing focus on operational and digital excellence has led to a much improved customer experience and will remain at the heart of our future plans” Chief Executive Officer

Economic and market backdrop

The UK economy continued to grow at a steady pace in early 2015, approaching the strongest performance for several years. Consumer spending growth in the first quarter of 2015 continued to be supported by solid gains in employment and further falls in unemployment. More recently, there has been a boost from the return of real earnings growth, due to low inflation and faster average wage increases.

Mortgage lending growth in the first half of 2015 continued the positive trend of the second half of 2014, underpinned by the positive economic fundamentals of record low mortgage rates, high consumer confidence, low unemployment and positive real earnings growth. Annual corporate borrowing growth remained subdued as companies continued to rely on other sources of finance.

The demands of high volumes of regulatory and competition reviews facing the UK banking sector continued in the first half of 2015. We remain actively engaged in formal policy consultation processes and in close dialogue with our regulators. We support proportionate developments in regulation which increase competition in the market and lead to better outcomes for our customers.

The most significant change facing the banking sector is the UK Government’s proposals for major banks to separate their wholesale and investment banking functions from their retail operations, as laid out in the Financial Services (Banking Reform) Act 2013.

Our customer-focused strategy, low risk approach and fewer legacy issues leave us well aligned to the reform agenda. We intend to establish a bank for retail and small business customers, as well as a separate bank dedicated to corporate and institutional customers and our markets business. As a scale challenger, we believe this approach will enable us to meet the distinct needs of the different segments of our retail, corporate and institutional customer base and comply with the Banking Reform Act by 1 January 2019, as required.

Improving how we do business and making our processes and systems even more simple, personal and fair is key to our continued success. We continue to invest in our digital and mobile platforms and have made a number of improvements to the service we offer this year. We have adopted the Apple Pay service to enable users to pay for goods and services using their phone and launched a new app, ‘Spendlytics’, which enables users to track, analyse and understand their debit and credit card spend in detail. In 2015, we are continuing to focus on digital developments, in particular security, new services, increased functionality across platforms and a single consolidated account view for each customer.

Loyal and satisfied retail customers

We have made significant improvements to our products and services in the past three years. We have now closed the gap between our retail customer satisfaction score and that of the average three highest performers among our peers.

Our strategic priorities	Current account switchers(1) 1-in-4 We gained more customers than any other UK bank as part of the Current Account Switch Scheme (‘CASS’) since it launched in September 2013.	Retail customer satisfaction (‘FRS’)(2) 61.7% Significantly improved customer satisfaction since June 2012.

Further improvements are at the heart of our plans, as we aim to achieve the best outcomes for customers.

We now have 4.3 million 1|2|3 World customers, well above our 2015 target of four million, with an associated increase in our loyal customer base. Total banking and savings balances held by primary banking customers increased 14% to £80.4bn at 30 June 2015, enabling us to focus on lower cost, more loyal deposits.

Our 1|2|3 Current Account and much improved customer service make Santander UK the first choice for customers changing their bank. Over 500,000 customers have switched their current account to Santander UK since the introduction of the Current Account Switch Service in September 2013

‘Bank of Choice’ for UK companies

We have made a substantial investment over the past three years to increase the business we do with SMEs and larger corporates. This investment is largely complete and we now have 68 regional Corporate Business Centres and 729 relationship managers around the UK to support local businesses. Our focus going forward is to build productivity across our platform with the broader product suite and with the extended footprint we have in place.

We continued to deliver an improvement in corporate customer satisfaction(3), as well as an improvement in our rating for overall relationship management quality compared with a year ago.

In the first half of 2015 we extended £4.5bn of new facilities to SMEs and mid-sized corporates, an increase of 15%, with total customer loans increasing to £25.7bn.

Commercial bank account openings increased by 15% with acceleration in the usage of our corporate banking platform.

Consistent profitability and a strong balance sheet

Profit before tax increased to £928m in the first half of 2015, a strong result in a competitive environment. Net interest income was higher, driving an increase in the banking net interest margin to 1.86%(4), up 6 basis points since June 2014.

The ratio of non-performing loans to total customer loans improved to 1.68% from 1.80% at 31 December 2014, with retail and corporate loans both performing well in an improving credit environment.

The balance sheet remained strong, with a Common Equity Tier 1 capital ratio of 11.7% and an improved leverage ratio of 4.1%. In June 2015, we completed our first public issuance from Santander UK Group Holdings plc with the issuance of £750m of Additional Tier 1 securities, which was well received by the market.

Looking forward

We have done much to improve the customer experience and to begin embedding our cultural values while improving the customer experience with our new digital platforms.

Making further improvements to customer satisfaction, maintaining control of costs and building our digital business remain key priorities for us.

Our current key performance indicators were set in 2012 and are measured against a target date of 2015. Our key performance indicators and targets will be updated at the Banco Santander Investor Day in late September 2015 when we will set out our new medium- term objectives.

The structural reforms of the UK banking sector will lead to significant change in the coming years; we will keep all stakeholders updated as we evolve our new operating models. I am confident that Santander UK offers a strong challenge and can continue to grow both its retail and corporate banking propositions profitably.

Sources: ‘Glossary’ for definitions.

(1)	Bacs, Current Account Switch Service statistics, June 2015
(2)	Financial Research Survey, GfK NOP, June 2015
(3)	Business Banking Survey, Charterhouse UK Q2 2015
(4)	Non-IFRS measure, see ‘Item 3. Key Information – Selected Financial Data’ for a reconciliation of non-IFRS measures to the nearest IFRS measures

Performance against our KPIs	KPIs help us measure progress towards our 2015 targets. They were set in 2012 and aligned to our strategic priorities.

Loyal and satisfied retail customers Deepening our customers’ loyalty by meeting their changing needs	Loyal customers As part of our transformation to a more customer-focused organisation, we seek to develop and build deeper customer relationships. We are on-track to deliver our 2015 target.	1I2I3 World customers Our 1I2I3 World products are key to our strategy of building deeper customer relationships and delivering ongoing value to our customers.

‘Bank of Choice’ for UK companies Growing our business with corporate customers, while expanding the range of products and services we offer to them

Corporate loans percentage of total customer loans

A key element of our strategy is to diversify the business mix, in terms of income and customer base, and to provide a better strategic balance. We have consistently grown corporate lending since 2012, in what has been a shrinking market. However, we will not compromise our prudent risk management and return objectives and do not expect to achieve our 2015 target - which was set with the prospect of an acquisition which we did not subsequently proceed with.

Consistent profitability and a strong balance sheet Providing our shareholders with a sustainable return on their investment

Adjusted RoTE(1)

We monitor return on tangible equity (‘RoTE’) to measure the overall profitability and sustainability of the business. We are unlikely to reach our 2015 target as we are holding more capital than we assumed when the target was set in 2012.

Cost-to-income ratio

We monitor this ratio to measure our operating efficiency. We are unlikely to reach our 2015 target given investment spend and regulatory compliance costs, which have been higher than anticipated when the target was set in 2012.

(1)	Non-IFRS measure, see ‘Item 3. Key Information – Selected Financial Data’ for a reconciliation of non-IFRS measures to the nearest IFRS measures

Retail customer satisfaction (‘FRS’)(1)

We place a significant focus on improving the customer experience and putting the customer at the heart of what we do.

See ‘Glossary’.

*Avg. of 3 highest performing peers

(1)   Financial Research Survey, GfK NOP, June 2015

CET 1 capital ratio We monitor the Common Equity Tier 1 (‘CET 1’) capital ratio to assess our capacity to grow while maintaining sufficient capital resources to meet regulatory requirements.	Loan-to-deposit ratio (‘LDR’) We monitor the LDR to assess our ability to fund customer lending with customer deposits, reducing our reliance on wholesale markets.	Non-performing loan (‘NPL’) ratio We monitor the NPL ratio as an important measure of risk in our business to ensure it remains consistent with our low-to-moderate risk appetite.	Dividend payout ratio We monitor the dividend payout ratio to ensure we are able to grow the business while maintaining a sustainable return for our shareholder.

Top risks in H1 2015(1)	Strategic priority:
Loyal and satisfied retail customers

‘Bank of Choice’ for UK companies

Consistent profitability and a strong balance sheet

Risk indicator	Risk features, impacts and developments in the first half of 2015	Strategic priorities
Banking market

Banking market risk could lead to lower income or a loss of value from changes in interest rates. The current low rate environment remains a key concern. We monitor forecasted rates closely and keep our options under review. Net interest margin (‘NIM’) and economic value of equity (‘EVE’) sensitivities were relatively unchanged during the first half of 2015 as the growth in bank account liability volumes was largely offset by additional unhedged fixed rate assets.

Capital

Capital risk has the potential to disrupt our business model and stop the normal functions of Santander UK. Failure to meet the capital requirements of regulators could lead them to constrain dividend payments or to resolve Santander UK. The CET 1 capital ratio was 11.7% at 30 June 2015 and was impacted by the commencement of the PSA cooperation in our consumer finance business. The PRA end-point Tier 1 leverage ratio was 4.1%, up from 3.8% at 31 December 2014.

Conduct

Conduct risk is a key factor in determining if we are meeting our aim to be the best bank for our customers. The remaining provision for PPI redress and related costs amounted to £73m. Monthly utilisation, including proactive customer contact, during the first half of 2015 decreased to £9m per month, against an average of £11m in 2014. Excluding proactive customer contact, the average redress costs during the first half of the year were £6m per month. The high proportion of invalid complaints also continued. Existing non-PPI related conduct provisions amounted to £159m.

Credit

Credit risk could reduce the value of our assets as well as increase write-offs and impairment loan loss allowances. The total NPL ratio of 1.68% at 30 June 2015 continued to improve, with retail and corporate loans performing well in an improving credit environment.

Liquidity

Liquidity risk could affect our ability to meet our financial obligations as well as disrupt our day-to-day operations, business model or lead to the insolvency of Santander UK. Although credit ratings downgrade risk (and the associated impact this might have on the group’s liquidity position) in the medium term has reduced, longer-term risk remains due to the possibility that the Santander UK group’s senior debt issuance plan fall short of expectations over the next two years (whether this is due to eurozone concerns or other causes).

Operational

Operational risk could impact any aspect of our business or support processes associated with people, systems or external events which could prevent us from achieving our desired business objectives. The industry-wide threat from cyber-attacks continues to rise; criminal methods are increasing in sophistication, and use of mobile and internet-based products continues to grow. We are mitigating these risks through IT enhancement, and further development of our cyber-threat intelligence function.

Pension

Pension risk arises to the extent that the assets of the defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities and can impact our financial results and capital metrics. The current low interest rate environment remains a concern, as does the potential for assets to fall in value. These risks are monitored closely and strategies to manage their impact kept under review. The Scheme’s accounting position was broadly unchanged at £180m surplus at 30 June 2015 (31 December 2014: £156m surplus).

(1)	June 2015 information is unaudited
(2)	Non-IFRS measure. See ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Balance Sheet Management Risk—Liquidity Risk Management—Stress testing—Compliance with internal and regulatory stress tests’ for details of the calculation of the LCR

Top risks in 2014	Strategic priorities:
Loyal and satisfied retail customers

‘Bank of Choice’ for UK companies

Consistent profitability and a strong balance sheet

Risk indicator	Risk features, impacts and developments in 2014	Strategic priorities

Capital risk has the potential to disrupt our business model and stop the normal functions of Santander UK. Failure to meet the capital requirements of regulators could lead them to constrain dividend payments or to resolve Santander UK.

The latest PRA stress test results released in December 2014 showed that the Santander UK plc group exceeded the PRA’s 2014 stress test threshold requirement of 4.5%, with a stressed CET 1 ratio of 7.9% after PRA-allowed management actions. The Company was not in the regulated group before 10 January 2014.

Conduct risk is a key factor in determining if we are meeting our aim to be the best bank for our customers.

During 2014, a review of claims activity indicated that claims are expected to continue for longer than originally anticipated and therefore, we topped up our PPI provision by £95m. There was also a net £45m of additional provisions charged in 2014, principally for wealth and investment products.

Credit risk could reduce the value of our assets as well as increase write-offs and impairment loan loss allowances.

Throughout 2014, we experienced robust retail and corporate portfolio credit quality, with loans performing well in a benign credit environment of low interest rates, rising house prices and falling unemployment.

Liquidity risk could affect our ability to meet our financial obligations as well as disrupt our day-to-day operations, business model or lead to the insolvency of Santander UK. The Company was not in the regulated group pre-10 January 2014.

During 2014, the LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171%. Overall, the cost of wholesale funding continued to fall during the year, as lower cost new issuance replaced more expensive maturing funding in a more stable capital markets environment.

Operational risk could impact any aspect of our business or support processes associated with people, systems or external events which could prevent us from achieving our desired business objectives.

During 2014, the majority of Santander UK’s £171m (2013: £221m) of operational risk losses arose within the clients, products and business practices category. These principally represented conduct redress payouts (excluding related costs).

Risk indicator	Risk features, impacts and developments in 2014	Strategic priorities

Pension risk arises to the extent that the assets of the defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities and can impact our financial results and capital metrics.

The Scheme’s accounting position improved by £670m to a surplus of £156m at 31 December 2014, attributable to positive asset returns, additional contributions by Santander UK, and a £218m net gain recorded in the first half of the year.

[1]	Non-IFRS measure. See ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Balance Sheet Management Risk—Liquidity Risk—Liquidity Risk Management—Stress testing—Compliance with internal and regulatory stress tests’ for details of the calculation of the LCR.

Operating environment	The operating environment has a direct impact on our performance and the strategic transformation of the business.

Key developments in 2014

Macroeconomy	Economic growth impacts our customers’ expectations, confidence and their ability and propensity to save, spend and meet their financial commitments. Persistent low interest rates and low rate expectations have contributed to the economic recovery and a more benign credit environment.

Economic growth strengthened in 2014 and there were improvements in the labour market and in consumer and business confidence. However, the economic outlook remains subject to uncertainty, and recent falls in inflation and financial market volatility have affected policy expectations.

The second half of 2014 saw increased debate around the UK’s relationship with the EU, including within the context of the 2015 UK general election. Significant changes in the political structure and UK Government policy changes following the general election could impact our business.

Competition	The UK personal financial services market is increasingly competitive, most obviously for mortgages and current accounts. Price-led competition has brought mortgage loan rates down, and a focus on retail banking has led other UK banks to introduce new products with a wider value appeal, and in part as a response to the success of our 1|2|3 World proposition.

In 2014, we benefited from the industry-wide Current Account Switch Service and our customer numbers and balances have grown strongly. New entrants to the market, including other challenger banks, specialist lenders and technology firms, will impact traditional banking business models.

Innovations in technology are likely to continue at a rapid pace. In response, we continue to develop our digital capabilities and increase channel flexibility to allow our customers to interact with us however and whenever it best suits them.

Regulation	In the aftermath of the financial crisis, a large volume of additional regulation has emerged in the UK and other jurisdictions. Consultation, implementation and compliance has been costly both in financial terms and with respect to senior executive and management time and focus.

The UK Competition & Markets Authority retail banking investigation offers the prospect of stronger opportunities in personal current accounts and banking services to SMEs, where Santander UK is a scale challenger.

The Santander UK plc group exceeded the threshold requirements of the PRA stress test results released in December 2014, demonstrating our balance sheet and credit strength. The implementation of CRD IV, FPC policy recommendations, accounting changes, and Independent Commission on Banking (‘ICB’) recommendations will necessitate changes to banks’ operating models and structures, increase capital requirements and could impact risk profiles.

Operations	In recent years there have been several instances of high-profile technology and data security failures which impacted banking customers in the UK. The level of fraud, cyber- crime and denial-of-service attacks has also increased.

Continued focus on conduct issues across the UK banking industry could lead to further provisions for remediation, as well as impacting the products and services banks are able to offer at the right level of return.

Santander UK will continue to develop a simple and understandable product range provided on a stable and reliable platform with integrated and flexible service channels to support business growth as well as to further improve customer satisfaction and loyalty. Good progress has been made in embedding enterprise wide risk management across the bank.

Corporate Governance review	During 2014, the Board continued to devote a significant amount of time to driving our strategic transformation.

Corporate governance

Santander UK, as a subsidiary of the Banco Santander group, has its own autonomous operating framework and is regulated in the UK by the PRA and the FCA.

The Company and Santander UK plc operate on the basis of a unified business strategy and have common Boards, albeit the principal business activities of the Santander UK group are currently carried on by Santander UK plc and its subsidiaries.

The Company has accordingly adopted Santander UK plc’s Corporate Governance and Risk Frameworks to ensure consistency of application. However, the Frameworks are applied from the level of Santander UK plc across the Santander UK group. As a result, the description of the Company’s Corporate Governance, including the activities of the Board are integrated with those of Santander UK plc and are reported in this document as operating within the Company.

At Santander UK, we remain committed to achieving the highest standard of corporate governance. We have complied with the UK Corporate Governance Code in a manner appropriate to our ownership and have adopted an integrated approach to corporate governance across the group to ensure effective management and control.

The Board and its committees

The roles of Chair and CEO are separated and clearly defined. The CEO has delegated authority from the Board for the day-to-day operation of the business and implementation of the Board’s strategy and business plan. In turn he delegates a number of duties to his direct reports. The CEO and his direct reports are supported by a number of senior level committees to assist them in executing their duties.

The Board delegates certain responsibilities to the Board Committees which comprise independent Non-Executive Directors. These committees play a central role in supporting the Board to discharge its duties and implement its vision and strategy while providing focused oversight of key aspects of the business.

How the Board spent its time in 2014

During 2014, the Board (including through the Santander UK plc Board) continued to devote a significant amount of time to driving Santander UK’s strategic transformation, focusing on the three strategic priorities.

The Board reviewed global trends in financial markets, with particular emphasis on the implications for the UK banking sector. This also informed the Board’s assessment of our forward plan and vision during its annual Strategy Day, held in May 2014.

Another significant area of effort for the Board in 2014 was the increasing regulatory agenda, in particular the banking reform proposals which will impact our business model and legal structure, proposed leverage requirements, and regulatory scrutiny of competition in financial services.

The Board also closely monitored the effectiveness of the risk management framework and internal controls through enhanced risk management information and reporting.

The Board maintained close attention on customer experience as well as the continuing development of the Santander UK culture, with the aim of ensuring good outcomes for our customers. Following the launch of the Santander Way, the Board also continued to review the process of implementation and embedding of a strong and effective customer-centric culture.

Lastly, the Board has continued to review its composition to ensure an appropriate mix of skills and experience, and to ensure effective succession planning.

Priorities for 2015

For 2015, the Board will continue to focus on helping people and businesses prosper and working to achieve our strategic priorities. Banking reform will be a particular area of attention, together with the ongoing embedding of an effective risk culture, digital innovation programme and the Santander Way. By remaining concentrated on continuous improvement, the Board will aim to further enhance its effectiveness.

Santander UK Group Holdings plc Board

Santander UK plc Board

Board Audit Committee	Board Nomination Committee	Board Remuneration Oversight Committee	Board Risk Committee

Oversight of financial reporting and internal control matters.	Oversight of Board and Board Committee composition and effectiveness, and Board and Executive appointments and succession plans.	Oversight of overarching principles and parameters of remuneration policy.	Oversight and advice to the Board on current and future risk exposures and management of overall risk appetite.

Corporate

Governance review

continued

Remuneration

Santander UK’s success depends upon the performance and commitment of our employees. Our remuneration approach is designed to attract, retain and motivate high-calibre individuals to deliver our business strategy in line with our values.

We operate and apply a consistent reward methodology for employees ensuring that we remain within the parameters of the PRA Remuneration Code.

Remuneration reporting

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in this registration statement reflect their remuneration in respect of the Santander UK plc group for 2014 and 2013.

The full Directors’ Remuneration report, in which we outline remuneration and fees paid to the Executive and Non-Executive Directors for 2014, is shown in ‘Item 6. Directors, Senior Management and Employees—Remuneration Report.’

Directors’ remuneration(E)

The Board, through the Board Remuneration Committee, continued to review and enhance the quality and performance of the remuneration structures for the Executive Directors and throughout the business.

We remain aware that remuneration for executives generally, and in the financial services sector specifically, has been under close scrutiny from many stakeholders in recent years and remains a key topic for regulators and shareholders.

As we report, the Board continues to believe that our remuneration policies at all levels, including those for the Executive Directors, need to encourage staff to deliver strong, long-term sustainable growth, robust risk management processes and appropriate behaviours, as well as the right customer outcomes.

Additionally, the remuneration for our Non-Executive Directors, including the Chair, is reviewed annually, taking into account fees paid in similar companies, and time commitment for the role to ensure we can attract and retain individuals of the right calibre needed to successfully deliver the Board’s strategy.

(E)	Santander UK plc Directors’ remuneration

	2014	2013(2)
Aggregate Directors’ remuneration	£	£
Salaries and fees	6,697,041	6,183,203
Performance-related payments(1)	5,459,000	4,800,051
Other taxable benefits	—	—

Total remuneration excluding pension contributions	12,156,041	10,983,254
Pension contributions	—	—
Compensation for loss of office	—	—

	12,156,041	10,983,254

(1)	In accordance with the PRA Remuneration Code, a proportion of the performance-related payment was deferred.
(2)	To aid comparability, information for the Santander UK plc group has been presented for 2013.

Digital innovation

Our philosophy is to ensure banking is Simple, Personal and Fair, and available to all customers, when and where they require it.

In 2014, we continued to invest in branch refurbishments and digital technology, allowing customers to interact with us in the way that suits them best; face to face, by phone, through our ATMs or by dedicated in-branch online booths. Our new ‘smart’ ATMs, introduced this year, allow customers to view detailed transactions history and save regular transactions to their profile so they can make their usual withdrawal quickly from the welcome screen.

We have also refreshed our online banking platform in response to customer feedback. The new award-winning website is simpler, clearer and easier to use and can be tailored to personalise the customer experience.

We began the roll-out of contactless debit and credit cards so our customers can take advantage of this technology, which is becoming more widespread as a payment option among retailers. Contactless payments are a convenient option for customers and are increasingly popular for every day purchases and our customers can also earn cashback by using their cards to pay for journeys on the London Underground.

Active mobile users

1,000 new users each day

SmartBank is our new free student specific mobile banking platform. Available on both android and iOS smartphones, SmartBank shows a snapshot of a user’s account including activity for the previous seven days, a breakdown of spending and provides weekly and monthly spending patterns. The app has received great customer feedback – averaging 5 stars on Google play store and Apple app store.

Mortgage customers

1-in-5 refinance loans online

We have also introduced Connect, a new online platform for our corporate customers. Connect gives our customers the flexibility to use their accounts 24/7, wherever they are, and can be tailored to meet their needs as well as offer a full range of UK and international payment services. In the future, capability for trade transactions and supplier payments on our UK systems will be provided so we can deliver bespoke pricing for foreign exchange.

Personal current accounts

232,000 opened online in 2014

Corporate Social Responsibility review	We recognise the importance of social responsibility and are committed to maintaining the highest ethical standards and conducting business in a responsible way.

Our culture

Santander UK is committed to maintaining high ethical standards, adhering to laws and regulations, conducting business in a responsible way and treating all stakeholders with honesty and integrity. These principles are reflected in our Ethical Code of Conduct which sets out clearly the standards expected of all our people and is implemented through the Santander Way.

We are also committed to protecting and respecting human rights, with our Human Rights Policy applying to employees, customers and suppliers as well as the communities in which we operate. As we continue to operate in accordance with the highest international standards, the policy remains aligned with international standards and regulations regarding labour, social and environmental affairs.

Our people

Our goal to be the best bank for our customers is only achievable if we reach our aspiration to become the best bank for our people. Key to this is having a workplace that provides excellent opportunities for career progression and that encourages accountability and teamwork.

In 2014, we recorded an average of five training days per employee (2013: four days), and more than 95% of staff undertook either face-to-face or eLearning modules. The employee turnover and average length of service were broadly stable at 13% and 8.3 years respectively.

We also focus on creating a safe and healthy working environment and provide training, coaching and practical advice to all colleagues on health, safety and wellbeing. We provide employees and immediate family members with an Employee Assistance Programme offering free, confidential telephone advice and support, including face-to-face counselling.

Schemes such as Flexi Working, Flexi Leave, Voluntary Home Working and Career Break are also in place to support work-life balance of our staff.

Communication and consultation

We continue to involve and inform employees on matters that affect them. Through our intranet, team meetings, regional roadshows and national conferences, we keep employees informed of company news and strategic developments and through initiatives such as Better Together we seek the ideas of our people to build on this work.

We are particularly pleased with a successful history of working in partnership with our recognised trade unions, Advance and the Communication Workers Union, whom we consult on significant proposals and change initiatives at both national and local levels.

Diversity and inclusion(F)

We believe in supporting diversity and creating an inclusive culture where all our people feel valued and able to fulfil their potential. During 2014, more than 250 senior leaders attended our Inclusive Leadership course and we launched a mentoring programme for all colleagues to help them fulfil their potential.

Training development 95% Staff took advantage of the wide training resources available, with 95% undertaking some form of learning in 2014.	(F)	Diversity and inclusion
		31 December	Total	Female No.	Female %	Male No.	Male %
		Board Directors	16	2	12	14	88
		Senior managers(1)	233	39	17	194	83
		Employees	20,676	11,829	57	8,847	43
		(1)

In accordance with sections 414C(9) and 414C(10) of the Companies Act 2006, a senior manager is defined as an employee of the Company with responsibility for planning, directing or controlling the activities of the Company, or a strategically significant part of the Company, including directors of significant subsidiaries.

Our Embrace, Enable, Women in Business and Cultural Awareness networks encourage colleagues to connect on issues related to sexuality, disability, gender and culture and to feel confident and supported in being who they are. In 2014 we invested in online functionality and user experience for our networks to make sure they are simple to navigate and more personal for members. The lesbian, gay, bisexual and transgender (‘LGBT’) network expanded as a result of these enhancements and we now have actively involved champions in the business across the LGBT spectrum.

Gender equality is a focus area for us and in addition to our Women in Business network we continued our partnership with Everywoman, giving our staff access to tools and networks to help them develop their careers. In 2014 Santander UK was recognised as one of the Top 30 Employers for Working Families(1) and one of The Times Top 50 Employers for Women. In 2014, we also introduced a policy to ensure there is a female candidate on all short lists for senior roles within the business.

We remain mindful of Lord Davies’ report ‘Women on Boards’ published in 2011 and its aspirational target of 25% female representation on the FTSE 100 companies Boards by 2015. Following the adoption of the Board diversity policy in March 2014, our Board committed to have 25% female representation by 2017. With the appointment of Shriti Vadera, our female Board representation is now 18%.

Our communities

Support for society at Santander UK is focused on three priority areas: education, employment and enterprise. Support for students is co-ordinated via Santander Universities, Breakthrough assists SMEs and the Santander UK Foundation provides grants to local charities. Together through these three flagship programmes and further funding we contributed £21m to society in 2014.

The Santander UK Foundation provides grants to UK registered charities particularly in communities where Santander branches, business centres and offices are located. Through its three grant programmes focused on funding for education, training and financial capability projects more than 2,700 charities benefited over the year.

At the end of 2014, Santander Universities had partnerships with 77 UK universities providing funding to students and staff to support their studies, with £10m contributed to the sector in the UK.

Through our Breakthrough programme we provide fast-growth companies with the resources and knowledge they need to achieve their growth potential. During 2014, more than 370 businesses benefited from overseas trade missions, roundtable events, master classes and internships. This programme also supported 39 SMEs with £38m of Growth Capital and £88m of other growth-related finance providing these companies with the opportunity and support to create over 1,300 jobs in the UK economy.

Our community priorities:

Education

Employment

Enterprise

Female Board members

June 2015

18%

We have improved our female Board representation and remain committed to 25% target by 2017.

Community Day volunteering projects

+250

4,200 employees dedicated their time to Community Days in 2014.

(1)	Top Employers for Working Families Awards 2014, announced 22 September 2014

Corporate Social

Responsibility

review continued

Waste recycling

98%

We recycle paper, plastic, aluminium and general waste produced at our offices and branches.

We also encourage our people to give back to local communities through our Community Day volunteering projects. Santander UK also co-sponsored the ‘Blood Swept Lands and Seas of Red’ installation at the Tower of London at which many Santander UK people volunteered their time to plant ceramic poppies to mark the 100th anniversary of the beginning of the First World War.

The environment(G)

We are committed to creating a strong business that is not achieved at the expense of the environment. Our Environmental Management System defines responsibilities and processes in relation to waste, energy, water, travel and supply chain management at our 14 major offices. Our head office is also ISO 14001 compliant.

Smart meter technology is installed across the business and we are able to track the individual performance of our properties. This allows us to monitor ongoing consumption profiles, and alter plant operational times in line with the requirements of each property, reducing energy wastage. We are very pleased with 2014 results which show energy usage in 2014 continued to reduce with electricity across the estate reducing by 2% and gas reducing by 12%. We recycle 98% of the paper, plastic, aluminium and general waste produced at our offices and branches.

Climate change

The main greenhouse gas generated as a result of running our business is carbon dioxide, generated from our use of fuels in heating, cooling and lighting for our offices and branches, and through business travel.

We are committed to reducing carbon dioxide emissions and our electricity was sourced solely from green supplies in 2014 which has zero-rated carbon dioxide emissions. On the British mainland our electricity is sourced from bio-mass via Haven Power and in Northern Ireland from wind and other forms of natural green energy via Airtricity. In 2014, we launched a ‘No Travel Week’ campaign for our employees highlighting video and telephone conferencing technology as alternatives to business travel.

(G)	The environment

	Emissions data	2014 Tonnes CO2e(1)	2013 Tonnes CO2e(1)
	CO2 from fuel	7,017	8,000
	CO2 from business travel	8,415	10,450

	Total	15,432	18,450

	CO2 released per FTE	0.63	0.76

(1)	Department for Environment, Food & Rural Affairs (‘DEFRA’) conversion factors for greenhouse gas reporting. DEFRA Standard Set 2013

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following operating and financial review and prospects together with our Condensed Consolidated Interim Financial Statements and related notes, and our Consolidated Financial Statements and related notes included elsewhere in this registration statement. Certain statements in this section are ‘forward-looking statements’ and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. See ‘Cautionary Note Regarding Forward-Looking Statements’ and ‘Item 3. Key Information—D. Risk Factors’ for more information.

Critical factors affecting results

The preparation of our Condensed Consolidated Interim Financial Statements and our Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in Note 1 to the Consolidated Financial Statements.

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income	1,783	1,673
Non-interest income(1)	500	519

Total operating income	2,283	2,192

Administrative expenses	(1,065)	(876)
Depreciation, amortisation and impairment	(136)	(347)

Total operating expenses excluding impairment losses, provisions and charges	(1,201)	(1,223)

Impairment losses on loans and advances	(57)	(172)
Provisions for other liabilities and charges	(97)	(252)

Total operating impairment losses, provisions and charges	(154)	(424)

Profit before tax	928	545
Tax on profit	(195)	(107)

Profit after tax for the period	733	438

Attributable to:
Equity holders of the parent	698	398
Non-controlling interest	35	40

(1)	Comprised of Net fee and commission income and Net trading and other income.

Six months ended 30 June 2015 compared to six months ended 30 June 2014

Profit before tax increased by £383m to £928m in the first half of 2015 (2014: £545m). By income statement line, the movements were:

•	Net interest income increased by £110m to £1,783m in the first half of 2015 (2014: £1,673m), driven by margin and volume improvements in the retail and corporate portfolios, management focus on reducing the cost of retail liabilities, and increased income following the commencement of the PSA cooperation, which added a vehicle finance loan book of £2.5bn to the balance sheet in February 2015. For further information on the PSA cooperation, see Note 35 to the Condensed Consolidated Interim Financial Statements.

These increases were partly offset by reduced mortgage stock margins and new lending margin pressures, reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity. We have been successful in the retention of customers with maturing products on Santander UK mortgages.

•	Non-interest income decreased by £19m to £500m in the first half of 2015 (2014: £519m), with lower net banking fee income, higher cashback on 1|2|3 World products and reduced overdraft fees in Retail Banking. This was partially offset by higher banking fee and international payments income in Commercial Banking as well as increased revenues from our client derivative and cash sales activities, partially offset by lower demand in some market-making activities in Corporate & Institutional Banking.

•	Administrative expenses increased by £189m to £1,065m in the first half of 2015 (2014: £876m) principally due to a net gain of £218m which arose in 2014 as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement which was partially offset by additional project costs of £98m, including those relating to our investment programme, which were borne centrally. In 2015, the increase was due to the investment in the growth of the business, including growth of the business serving SME and Corporate customers, regulatory compliance costs, increased consumer finance costs as a result of the commencement of the PSA cooperation and increase in employment costs, partially offset by strong cost management discipline and by multi-branch consolidation efficiencies.

•	Depreciation, amortisation and impairment costs decreased by £211m to £136m in the first half of 2015 (2014: £347m). In 2014, the charge was principally due to software write-offs of £206m for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

The remaining decrease in the first half of 2015 was principally due to fully depreciated IT software partially offset by further investment in business growth, including new branch systems and enhancements to our digital channels.

•	Impairment losses on loans and advances decreased by £115m to £57m in the first half of 2015 (2014: £172m). The decrease in Retail Banking was largely due to lower mortgage impairment losses as a result of improving economic conditions and provision releases in Corporate & Institutional Banking and Corporate Centre.

•	Provisions for other liabilities and charges decreased by £155m to £97m in the first half of 2015 (2014: £252m). This was predominantly due to a decrease in branch de-duplication and conduct charges.

The provision for PPI redress and related costs amounted to £73m at 30 June 2015. In 2014, a further provision of £70m including related costs, was taken for conduct remediation. Of this, £65m related to PPI which arose as a result of a review of claims activity which indicated that claims were expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £9m for the period, compared to a monthly average of £11m in 2014. Excluding pro-active customer contact, the average redress costs in the six months ended 30 June 2015 were £6m per month (2014: £6m). The high proportion of invalid complaints continued. There was a net £5m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. Non-PPI related conduct provisions amounted to £159m at 30 June 2015.

Regulatory costs relating to the FSCS of £74m (2014: £100m) were charged in the period.

•	The taxation charge increased due to higher profits, offset in part by the reduction in the main corporation tax rate. The effective tax rate for 2015, based on profit before tax was 21.0% (2014: 19.6%). See Note 7 to the Condensed Consolidated Interim Financial Statements.

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	3,434	2,963	2,734
Non-interest income(1)	1,036	1,066	1,949

Total operating income	4,470	4,029	4,683

Administrative expenses	(1,915)	(1,947)	(1,873)
Depreciation, amortisation and impairment	(482)	(248)	(241)

Total operating expenses excluding impairment losses, provisions and charges	(2,397)	(2,195)	(2,114)

Impairment losses on loans and advances	(258)	(475)	(988)
Provisions for other liabilities and charges	(416)	(250)	(429)

Total operating impairment losses, provisions and charges	(674)	(725)	(1,417)

Profit on continuing operations before tax	1,399	1,109	1,152
Tax on profit on continuing operations	(289)	(211)	(271)

Profit on continuing operations after tax	1,110	898	881
(Loss)/profit from discontinued operations after tax	—	(8)	62

Profit after tax for the year	1,110	890	943

Attributable to:
Equity holders of the parent	1,070	833	886
Non-controlling interest	40	57	57

(1)	Non-interest income is comprised of ‘Net fee and commission income’ and ‘Net trading and other income’ as presented in the Consolidated Income Statement of the Company for the years ended 31 December 2014, 2013 and 2012 (the ‘Consolidated Income Statement’).

2014 compared to 2013

Profit on continuing operations before tax increased by £290m to £1,399m in 2014 (2013: £1,109m). By income statement line, the movements were:

•	Net interest income increased by £471m to £3,434m in 2014 (2013: £2,963m). This was driven by margin and volume improvements. Management continued to focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in the second half of 2013 and originating new lower cost ISAs in 2014. In addition, there was increased lending in the retail and corporate portfolios.

These increases were partly offset by reduced mortgage stock margins and new lending margin pressures reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity. We have been successful in the targeted retention of customers into new Santander UK mortgages.

•	Non-interest income decreased by £30m to £1,036m in 2014 (2013: £1,066m), reflecting lower net banking fees in Retail Banking including higher cashback on 1|2|3 World products, and reduced overdraft fees, partially offset by an increase in credit cards business and new product promotions, and continued growth in 1|2|3 World product balances. There was also lower demand for interest rate and foreign exchange risk management products relating to Commercial Banking customers.

•

Administrative expenses decreased by £32m to £1,915m in 2014 (2013: £1,947m) principally due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was partially offset by additional project costs, including those relating to our investment programme, as we continued to invest in the growth of the businesses serving SME and corporate customers, as well as developing transactional, interest rate and fixed income capabilities in Corporate & Institutional Banking. Costs remained tightly controlled.

•	Depreciation, amortisation and impairment costs increased by £234m to £482m in 2014 (2013: £248m). This was principally due to software write-offs of £206m for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme. The write-offs are expected to reduce our future depreciation charge.

The increase also reflected further investment in business growth, including the refurbishment of the branch network and enhancements to our digital channels, as well as the commencement of depreciation on a new data centre.

•	Impairment losses on loans and advances decreased by £217m to £258m in 2014 (2013: £475m). The decrease was largely due to lower mortgage impairment losses as a result of improving economic conditions, rising house prices, and prolonged low interest rates.

•	Provisions for other liabilities and charges increased by £166m to £416m in 2014 (2013: £250m). This was predominantly due to higher FSCS, UK Bank Levy, branch de-duplication and conduct charges, partially offset by a decrease in restructuring costs.

Regulatory costs relating to the FSCS of £91m (2013: £88m) and the UK Bank Levy of £74m (2013: £59m) were charged in the year. Other increases included a charge of £50m relating to the costs for our on-going branch de-duplication programme. There was a further provision of £140m including related costs, for conduct remediation. Of this, £95m related to PPI, which following a recent review of claims activity indicated that claims are now expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £11m for the full year, compared to a monthly average of £18m in 2013. The high proportion of invalid complaints continued. There was a net £45m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. See Note 35 to the Consolidated Financial Statements.

•	The taxation charge increased by 37% largely due to higher profits, offset in part by the continued reduction in the main corporation tax rate. The effective tax rate for 2014, based on profit on continuing operations before tax was 20.7% (2013: 19.0%).

2013 compared to 2012

Profit on continuing operations before tax decreased by £43m to £1,109m (2012: £1,152m). By income statement line, the movements were:

•	Net interest income increased by £229m to £2,963m in 2013 (2012: £2,734m). The key drivers of the increase were improved mortgage margins, as a greater proportion of customers remained on the Standard Variable Rate (‘SVR’), combined with reduced retail funding costs and better stock margins. The increase was also driven by the benefit from the lower cost of deposit acquisition in 2013. The success of the 1|2|3 World enabled us to attract less price-sensitive deposits from our growing primary banking customer base and reduce the pricing of our less relationship-focused savings products. The continued growth in Commercial customer loans generated through the network of regional CBCs which serve our SME clients, our trade finance business (invoice discounting programmes) and credit business with large corporates and the impact of improving new business margins also contributed to the increase in net interest income.

These increases were partly offset by the impact of the managed reduction in selected higher risk elements of the residential mortgage portfolio, decrease in funding costs and the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years.

•	Non-interest income decreased by £883m to £1,066m in 2013 (2012: £1,949m), largely due to a gain of £705m on a capital management exercise in the third quarter of 2012, and not repeated in 2013.

The decrease was also driven by lower income from large corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products, lower investment and protection fees in Retail Banking as we operated under new regulatory rules, which limited new business volumes and a return to more normalised levels in our Equity markets business. The decrease was partially offset by a change to the pricing structure for our current accounts and credit arising from the debit valuation adjustment on derivatives written by Santander UK. This adjustment was introduced in accordance with the requirements of IFRS 13.

•	Administrative expenses increased by £74m to £1,947m in 2013 (2012: £1,873m) principally due to continued investment in the growth of the SME business and investment in growth opportunities for large corporates. We further developed our capacity to support our SME customers, with more customer-facing staff in our growing regional CBC network, as we expand into new financial centres across the UK. We also completed the roll-out of, and customer migration to, the new transactional platform in 2013.

These increases were in part offset by tight cost control, branch de-duplication and the effects of deleveraging of the non-core corporate and legacy portfolios.

•	Depreciation, amortisation and impairment costs increased by £7m to £248m in 2013 (2012: £241m). Investment programmes continued to support the business transformation and underpin future efficiency improvements. Investment focused on systems in the branch network, digital channels, and new transactional capabilities for our commercial customers. This increase was partially offset by the effects of deleveraging of the non-core corporate and legacy portfolios.

•	Impairment losses on loans and advances decreased by £513m to £475m in 2013 (2012: £988m). The decrease was mainly due to the £335m provision made in 2012, not repeated in 2013, following the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provision related to assets acquired from Alliance & Leicester plc (especially the shipping and property portfolios) as well as certain assets taken on as part of the old Abbey Commercial Mortgages book. The provision raised reflected the increased losses experienced in these portfolios. No further significant provisions were required in 2013 as disposals of assets across the portfolios were consistent with provisioned levels.

Credit quality in the Retail Banking and Commercial Banking loan portfolios continued to be satisfactory with improving underlying performance, and on unsecured portfolios due to better credit quality business.

•	Provisions for other liabilities and charges decreased by £179m to £250m in 2013 (2012: £429m). In 2012, provisions for other liabilities and charges included a net provision for conduct remediation of £232m, relating to retail products and to interest rate derivatives sold to corporate customers. In addition, in 2012 there was a £55m write-off of costs arising from the termination of the planned acquisition of the RBS businesses.

No additional provisions were made for PPI in the year. The volume of PPI activity decreased and the number of complaints we received fell 29% in 2013, although the high proportion of invalid complaints continued. Monthly PPI redress costs decreased through the year to an average in the fourth quarter of the year of £11m per month, compared to a monthly average of £18m for the full year 2013 and £26m in 2012. Following a reassessment of the provision required to cover non-PPI related conduct remediation and enforcement actions in relation to interest rate hedging, Card Protection Plan and retail investments, there was a release of £45m during the year. The UK Bank Levy and FSCS fees increased by £13m to £79m in 2013 (2012: £66m). See Note 35 to the Consolidated Financial Statements.

•	The effective tax rate for 2013, based on profit on continuing operations before tax was 19.0% (2012: 23.5%). The reduction in the year was largely attributable to the continued reduction in the main corporation tax rate affecting current and deferred tax.

(Loss)/profit from discontinued operations after tax of £(8)m in 2013 (2012: £62m) comprised the profit before tax of the discontinued operations of £nil (2012: £84m), a loss on sale before tax of £10m, and a tax credit of £2m (2012: tax charge of £22m). The decrease in profit before tax principally reflected the reduction in the size of the co-brand credit cards business prior to the completion of its sale in 2013.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

Basis of results presentation

The segmental information in this registration statement reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements and Note 2 to the Consolidated Financial Statements has been presented. The Company’s Board is the chief operating decision maker for Santander UK. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows Santander UK’s normal accounting policies and principles, including measures of operating results, assets and liabilities.

PROFIT BEFORE TAX BY SEGMENT

30 June 2015	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,588	221	39	(65)	1,783
Non-interest income	264	72	151	13	500

Total operating income/(expense)	1,852	293	190	(52)	2,283

Administration expenses	(792)	(149)	(123)	(1)	(1,065)
Depreciation, amortisation and impairment	(98)	(30)	(8)	—	(136)

Total operating expenses excluding impairment losses, provisions and charges	(890)	(179)	(131)	(1)	(1,201)

Impairment (losses)/releases on loans and advances	(85)	(20)	21	27	(57)
Provisions for other liabilities and charges	(95)	(2)	—	—	(97)

Total operating impairment (losses)/releases, provisions and charges	(180)	(22)	21	27	(154)

Profit/(loss) before tax	782	92	80	(26)	928

30 June 2014 (unaudited)
Net interest income/(expense)	1,486	173	38	(24)	1,673
Non-interest income(1)	282	55	144	38	519

Total operating income	1,768	228	182	14	2,192

Administration expenses	(752)	(131)	(112)	119	(876)
Depreciation, amortisation and impairment	(112)	(28)	(1)	(206)	(347)

Total operating expenses excluding impairment losses, provisions and charges	(864)	(159)	(113)	(87)	(1,223)

Impairment losses on loans and advances	(107)	(54)	(2)	(9)	(172)
Provisions for other liabilities and charges	(257)	5	—	—	(252)

Total operating impairment losses, provisions and charges	(364)	(49)	(2)	(9)	(424)

Profit/(loss) before tax	540	20	67	(82)	545

31 December 2014	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,092	373	75	(106)	3,434
Non-interest income	560	112	277	87	1,036

Total operating income/(expense)	3,652	485	352	(19)	4,470

Administration expenses	(1,543)	(260)	(231)	119	(1,915)
Depreciation, amortisation and impairment	(210)	(60)	(6)	(206)	(482)

Total operating expenses excluding impairment losses, provisions and charges	(1,753)	(320)	(237)	(87)	(2,397)

Impairment (losses)/releases on loans and advances	(187)	(92)	4	17	(258)
Provisions for other liabilities and charges	(395)	(12)	(9)	—	(416)

Total operating impairment losses, provisions and charges	(582)	(104)	(5)	17	(674)

Profit/(loss) on continuing operations before tax	1,317	61	110	(89)	1,399

Profit from discontinued operations after tax	—	—	—	—	—

31 December 2013
Net interest income/(expense)	2,738	284	65	(124)	2,963
Non-interest income	599	113	280	74	1,066

Total operating income/(expense)	3,337	397	345	(50)	4,029

Administration expenses	(1,555)	(231)	(160)	(1)	(1,947)
Depreciation, amortisation and impairment	(195)	(49)	(4)	—	(248)

Total operating expenses excluding impairment losses, provisions and charges	(1,750)	(280)	(164)	(1)	(2,195)

Impairment losses on loans and advances	(359)	(107)	—	(9)	(475)
Provisions for other liabilities and charges	(226)	(17)	(7)	—	(250)

Total operating impairment losses, provisions and charges	(585)	(124)	(7)	(9)	(725)

Profit/(loss) on continuing operations before tax	1,002	(7)	174	(60)	1,109

Loss from discontinued operations after tax	—	—	—	(8)	(8)

31 December 2012
Net interest income/(expense)	2,519	228	29	(42)	2,734
Non-interest income	632	179	417	721	1,949 (1)

Total operating income	3,151	407	446	679	4,683

Administration expenses	(1,504)	(187)	(180)	(2)	(1,873)
Depreciation, amortisation and impairment	(192)	(45)	(4)	—	(241)

Total operating expenses excluding impairment losses, provisions and charges	(1,696)	(232)	(184)	(2)	(2,114)

Impairment losses on loans and advances	(420)	(109)	—	(459)	(988)
Provisions for other liabilities and charges	(312)	(47)	(8)	(62)	(429)

Total operating impairment losses, provisions and charges	(732)	(156)	(8)	(521)	(1,417)

Profit on continuing operations before tax	723	19	254	156	1,152

Profit from discontinued operations after tax	—	—	—	62	62

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards and personal loans as well as insurance policies.

Summarised income statement

	Six months ended 30 June 2015 £m		Six months ended 30 June 2014 £m
Net interest income	1,588		1,486
Non-interest income	264		282

Total operating income	1,852		1,768

Administration expenses Depreciation, amortisation and impairment	(792 (98	) )	(752 (112	) )

Total operating expenses excluding impairment losses, provisions and charges	(890)		(864)

Impairment losses on loans and advances Provisions for other liabilities and charges	(85 (95	) )	(107 (257	) )

Total operating impairment losses, provisions and charges	(180)		(364)

Profit before tax	782		540

Six months ended 30 June 2015 compared to 30 June 2014

Profit before tax increased by £242m to £782m in the first half of 2015 (2014: £540m). By income statement line, the movements were:

•	Net interest income increased by £102m to £1,588m in the first half of 2015 (2014: £1,486m), driven by increased lending, management focus on reducing the cost of retail liabilities, and increased income following the commencement of the PSA cooperation in February 2015.

These increases were partly offset by reduced mortgage stock margins and new lending margin pressures, reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity.

•	Non-interest income decreased by £18m to £264m in the first half of 2015 (2014: £282m). The decrease reflected lower net banking fee income, higher cashback on 1|2|3 World products and reduced overdraft fees.

•	Administration expenses increased by £40m to £792m in the first half of 2015 (2014: £752m). The increase was driven by investment in the growth of the business, regulatory compliance costs and increased consumer finance costs as a result of the commencement of the PSA cooperation, partially offset by the strong cost management discipline and by multi-branch consolidation efficiencies.

•	Depreciation, amortisation and impairment expenses decreased by £14m to £98m in the first half of 2015 (2014: £112m). The decrease was principally due to fully depreciated IT software partially offset by further investment in business growth, including new branch systems and enhancements to our digital channels.

•	Impairment losses on loans and advances decreased by £22m to £85m in the first half of 2015 (2014: £107m). This was largely driven by lower mortgage impairment losses as a result of improving economic environment.

•	Provisions for other liabilities and charges decreased by £162m to £95m in the first half of 2015 (2014: £257m). This was predominantly due to a decrease in branch de-duplication and conduct charges.

The provision for PPI redress and related costs amounted to £73m at 30 June 2015. In 2014, a further provision of £70m including related costs, was taken for conduct remediation, of this, £65m related to PPI which arose as a result of a review of claims activity which indicated that claims were expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £9m for the period, compared to a monthly average of £11m in 2014. Excluding pro-active customer contact, the average redress costs in the six months ended 30 June 2015 were £6m per month (2014: £6m). The high proportion of invalid complaints continued. There was a net £5m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. Non-PPI related conduct provisions amounted to £159m at 30 June 2015.

Regulatory costs relating to the FSCS of £73m (2014: £98m) were charged in the period.

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	3,092	2,738	2,519
Non-interest income	560	599	632

Total operating income	3,652	3,337	3,151

Administration expenses	(1,543)	(1,555)	(1,504)
Depreciation, amortisation and impairment	(210)	(195)	(192)

Total operating expenses excluding impairment losses	(1,753)	(1,750)	(1,696)

Impairment losses on loans and advances	(187)	(359)	(420)
Provisions for other liabilities and charges	(395)	(226)	(312)

Total operating impairment losses, provisions and charges	(582)	(585)	(732)

Profit on continuing operations before tax	1,317	1,002	723

2014 compared to 2013

Profit on continuing operations before tax increased by £315m to £1,317m in 2014 (2013: £1,002m). By income statement line, the movements were:

•	Net interest income increased by £354m to £3,092m in 2014 (2013: £2,738m). This was largely driven by increased lending and through management focus on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver savings products in the second half of 2013 and originating new lower cost ISAs in 2014.

These increases were partly offset by reduced mortgage stock margins and new lending margin pressures reflecting the lower customer rates available on incentive products as the current environment for mortgage lending led to increased activity. This activity, combined with UK Government schemes (such as Help to Buy), led to an increase in customers moving from Standard Variable Rate (‘SVR’) mortgages. We have been successful in the targeted retention of customers into new Santander UK mortgages.

•	Non-interest income decreased by £39m to £560m in 2014 (2013: £599m). The decrease reflected lower net banking fees, including higher cashback on 1|2|3 World products, and reduced overdraft fees, partially offset by an increase in credit cards business and new product promotions, and continued growth in 1|2|3 World product balances.

•	Administration expenses decreased by £12m to £1,543m in 2014 (2013: £1,555m). The decrease was driven by strong cost management discipline including multi-branch consolidation efficiency savings.

•	Depreciation, amortisation and impairment expenses increased by £15m to £210m in 2014 (2013: £195m). The increase was principally due to further investment in business growth, including new branch systems and enhancements to our digital channels, as well as the commencement of depreciation on a new data centre.

•	Impairment losses on loans and advances decreased by £172m to £187m in 2014 (2013: £359m). This was largely driven by lower mortgage impairment losses as a result of improving economic conditions, rising house prices, prolonged low interest rates and collections efficiencies introduced both in 2013 and 2014. Impairment losses also decreased across the unsecured portfolios due to continued improvements in credit quality, particularly in credit cards and unsecured personal loan portfolios, which benefitted from the good risk profile of our 1|2|3 World customers. The loan loss charge was 0.12% (2013: 0.22%).

•	Provisions for other liabilities and charges increased by £169m to £395m in 2014 (2013: £226m). This was predominantly due to higher FSCS, UK Bank Levy, branch de-duplication and conduct charges, partially offset by a decrease in restructuring costs.

Regulatory costs relating to the FSCS of £89m (2013: £86m) and the UK Bank Levy of £50m (2013: £40m) were charged in the year.

Other increases included a charge of £50m relating to the costs for our on-going branch de-duplication programme. There was a further provision of £150m including related costs, for conduct remediation. Of this, £95m related to PPI which, following a recent review of claims activity indicated that claims are now expected to continue for longer than originally anticipated. Monthly PPI redress costs including pro-active customer contact decreased to a monthly average of £11m for the full year, compared to a monthly average of £18m in 2013. The high proportion of invalid complaints continued. There was a net £45m charge to other products relating to existing remediation activities and new provisions which relate principally to wealth and investment products. See Note 35 to the Consolidated Financial Statements.

There was also a reduced charge for restructuring costs in the year.

2013 compared to 2012

Profit on continuing operations before tax increased by £279m to £1,002m in 2013 (2012: £723m). By income statement line, the movements were:

•	Net interest income increased by £219m to £2,738m in 2013 (2012: £2,519m). The key drivers of the increase were improved mortgage stock interest margins, as a greater proportion of customers remained on SVR, combined with reduced retail funding costs and better stock margins. The increase was also driven by the benefit from the lower cost of deposit acquisition in 2013. The success of the 1|2|3 World enabled us to attract less price-sensitive deposits from our growing primary banking customer base and reduce the pricing of our less relationship-focused savings products.

These increases were partly offset by the impact of the managed reduction in selected higher risk elements of the residential mortgage portfolio.

•	Non-interest income decreased by £33m to £599m in 2013 (2012: £632m). The decrease reflected lower investment and protection fees as we operated under new regulatory rules, which limited new business volumes. This was partially offset by a change to the pricing structure for current accounts made in 2012.

•	Administration expenses increased by £51m to £1,555m in 2013 (2012: £1,504m). The increase was driven by ongoing investment in business growth focused on improving customer experience, partially offset by the consolidation of multi-branch locations.

•	Depreciation and amortisation increased slightly by £3m to £195m in 2013 (2012: £192m), reflecting continued investment in systems in the branch network and digital channels.

•	Impairment losses on loans and advances decreased by £61m to £359m in 2013 (2012: £420m). This was largely due to the high quality of the book and the supportive economic environment for UK households, with low interest rates and decreasing unemployment. There was a reduction in impairment loss charges on secured portfolios with lower impacts from regulatory-driven policy and reporting changes, combined with improving underlying performance, and on unsecured portfolios due to better credit quality business.

•	Provisions for other liabilities and charges decreased by £86m to £226m in 2013 (2012: £312m). This was predominantly due to decreases in conduct charges, partially offset by increases in FSCS and UK Bank Levy charges, and restructuring costs.

Regulatory costs relating to the FSCS of £86m (2012: £44m) and the UK Bank Levy of £40m (2012: £35m) were charged in the year.

In 2012, provisions for other liabilities and charges included a net provision for conduct remediation of £186m relating to retail products. No additional provisions were made on PPI in the year. The volume of PPI activity decreased and the number of complaints we received fell in 2013 although the high proportion of invalid complaints continued. Monthly PPI redress costs decreased through the year to an average in the fourth quarter of the year of £11m per month, compared to a monthly average of £18m for the full year and £26m in 2012. Following a reassessment of the provision required to cover non-PPI related conduct remediation and enforcement actions in relation to Card Protection Plan and retail investments, there was a release of £45m during the year. See Note 35 to the Consolidated Financial Statements.

There was also an increased charge for restructuring in the year.

Balances and ratios

	30 June 2015 £bn	31 December 2014 £bn
Total assets	167.4	163.4
Customer loans	162.6	158.5
- of which mortgages	150.7	150.1
- of which other unsecured consumer finance	5.7	5.1
- of which vehicle consumer finance	6.2	3.3
Risk-weighted assets	42.2	38.4
Customer deposits	134.1	129.6
- of which current accounts	47.7	41.1

NPL ratio(1)(2)	1.53%	1.62%
Coverage ratio(1)(3)	35%	34%
Mortgage NPL ratio(1)(4)	1.57%	1.64%
Mortgage coverage ratio(1)(5)	23%	24%

(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs.
(4)	Mortgage NPLs as a percentage of mortgage assets.
(5)	Mortgage impairment loss allowance as a percentage of mortgage NPLs.

30 June 2015 compared to 31 December 2014

•	Total assets increased to £167.4bn at 30 June 2015 (2014: £163.4bn), mainly due to the rise in customer loans described below.

•	Customer loans increased to £162.6bn at 30 June 2015 (2014: £158.5bn). Mortgage customer loans increased by £0.6bn driven by strong approval volumes and mortgage retention rate with 70,200 (approximately 80%) of customers with maturing products on Santander UK mortgages. We have refined our buy-to-let proposition to appeal to a wider catchment, and are growing our lending with a particular focus on non-professional landlords with small portfolios. We have also increased our support for the new build market, leveraging our relationships with brokers, through intermediaries, and developers, through our Commercial Banking business.

SVR mortgage loan balances decreased by £3.9bn at 30 June 2015 to £40.0bn. Interest-only mortgage balances decreased to £55.6bn (2014: £56.9bn) while Buy-to-Let mortgages increased to £3.8bn (2014: £3.1bn).

Unsecured consumer finance balances, which include bank overdrafts, unsecured personal loans, and credit cards increased 12%. This was in line with our 1|2|3 World loyalty strategy.

Vehicle consumer finance balances increased 88% to £6.2bn, as we continued to strengthen our broad and well diversified vehicle finance franchise through the PSA cooperation commenced earlier in the period.

•	Risk-weighted assets increased by 9.9% to £42.2bn at 30 June 2015 (2014: £38.4bn), reflecting growth in both mortgages and the commencement of the PSA cooperation.

•	Customer deposits increased 3.5% to £134.1bn at 30 June 2015 (2014: £129.6bn) as current account balances continued to grow strongly, increasing by £6.6bn to £47.7bn. The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £6.6bn in current account balances over the last six months. This was partially offset by lower demand for savings products. Annualised Retail Banking deposit spread improved to 0.64% in the first half of 2015 (2014: 0.76%), mainly due to maturing higher cost ISAs and originating new lower cost Fixed Term Bonds.

•	The NPL ratio decreased to 1.53% at 30 June 2015 (2014: 1.62%), as a result of lower mortgages non-performance and overall growth in retail assets.

•	The mortgage NPL ratio decreased to 1.57% at 30 June 2015 (2014: 1.64%), which reflected the good credit quality of the portfolio and a growing mortgage book, supported low interest rates, rising house prices and falling unemployment. We are conscious that these conditions may not continue and our provisions reflect our conservative position on the UK economy and the housing market, notwithstanding current trends.

•	The mortgage NPL coverage ratio decreased to 23% at 30 June 2015 (2014: 24%) mainly due to the factors described above in the decrease of the mortgage NPL ratio.

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	163.4	160.5	168.3
Customer loans	158.5	155.6	164.1
- of which mortgages	150.1	148.1	156.6
- of which unsecured consumer and vehicle finance	8.4	7.5	7.5
Risk-weighted assets(1)	38.4	—	—
Customer deposits	129.6	123.2	127.2
- of which current accounts	41.1	27.9	15.9

NPL ratio(2)(3)	1.62%	1.89%	1.76%
Coverage ratio(2)(4)	34%	31%	32%
Mortgage NPL ratio(2)(5)	1.64%	1.88%	1.74%
Mortgage coverage ratio(2)(6)	24%	21%	20%

(1)	The Company was not part of the regulated group prior to 10 January 2014. Accordingly, regulatory capital (including risk-weighted assets) data is not presented for prior periods.
(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowance as a percentage of NPLs.
(5)	Mortgage NPLs as a percentage of mortgage assets.
(6)	Mortgage impairment loss allowance as a percentage of mortgage NPLs.

2014 compared to 2013

•	Total assets increased to £163.4bn at 31 December 2014 (2013: £160.5bn), mainly due to the rise in customer loans described below.

•	Customer loans increased to £158.5bn at 31 December 2014 (2013: £155.6bn). Mortgage customer loans increased by £2.0bn. Increased gross mortgage lending and much-improved retentions activity resulted in modest expansion of the mortgage book.

SVR mortgage loan balances decreased by £8.4bn at 31 December 2014 to £43.9bn. We have been successful in retaining 80% of customers with maturing products on Santander UK mortgages. Interest-only mortgage balances decreased to £56.9bn (2013: £59.0bn) while Buy-to-Let mortgages increased to £3.1bn (2013: £2.2bn).

Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans (‘UPLs’), credit cards and consumer finance, increased 12%. This was in line with the planned rollout of our 1|2|3 World loyalty strategy.

•	Risk-weighted assets amounted to £38.4bn at 31 December 2014.

•	Customer deposits increased 5% to £129.6bn at 31 December 2014 (2013: £123.2bn) as current account balances continued to grow strongly. The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.2bn in current account balances during the year. This was partially offset by a continued managed reduction in deposits without a broader customer relationship, as we continued to focus on retaining and originating accounts held by more loyal customers.

•	The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 1.89%), with an improvement across all the principal portfolios. There was a particular improvement in unsecured personal lending and 1|2|3 Credit Cards which benefitted from the good risk profile of our 1|2|3 World customers.

•	The mortgage NPL ratio decreased to 1.64% at 31 December 2014 (2013: 1.88%) with a further decrease in NPLs which reflected the good credit quality of the portfolio, and a growing mortgage book, supported by the improving economic environment for UK households, with low interest rates, rising house prices and falling unemployment. We remain aware that these trends may not continue and we take account of this in setting our provisions.

•	The mortgage NPL coverage ratio increased to 24% at 31 December 2014 (2013: 21%).

2013 compared to 2012

•	Total assets decreased by 5% to £160.5bn at 31 December 2013 (2012: £168.3bn) driven by the decrease in customer loans described below.

•	Customer loans decreased by 5% to £155.6bn at 31 December 2013 (2012: £164.1bn), due to management actions to tighten the lending criteria associated with higher risk elements of the mortgage portfolio, particularly higher loan-to-value and interest-only mortgages, initiated in early 2012. Interest-only mortgage loan balances decreased by £6bn. Unsecured and vehicle finance balances, which includes bank overdrafts, UPLs, credit cards and consumer finance, was stable in the year.

•	Customer deposits decreased by 3% to £123.2bn at 31 December 2013 (2012: £127.2bn). There was an acceleration in the reduction of retail savings balances without a broader customer relationship as we focused on retaining and originating accounts held by more loyal customers. The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of the 75% increase in current account balances during the year.

•	The mortgage NPL ratio increased to 1.88% at 31 December 2013 (2012: 1.74%) largely due to the impact of regulatory-driven policy and reporting changes implemented in early 2012, although lower than in 2012, as well as the impact of lower mortgage balances. These policy and reporting changes are not expected to result in significant additional write-offs. Mortgage NPL balances were broadly stable over the year excluding the impact of the policy and reporting changes. The more recent performance over the last six months of 2013 showed that the NPL ratio had stabilised, as expected.

•	The mortgage coverage ratio increased to 21% at 31 December 2013 (2012: 20%), as a result of higher impairment loss allowance balances.

Business volumes

	30 June 2015 £bn	30 June 2014 £bn
Mortgage gross lending	11.9	12.8
Mortgage net lending	0.6	0.6
Unsecured Personal Loans (‘UPL’) gross lending	0.7	0.8
UPL net lending	0.1	0.2
Vehicle consumer finance gross lending	1.5	0.8
Vehicle consumer finance net lending	0.4	0.1
Customer deposit flows	4.5	3.7

30 June 2015 compared to 30 June 2014

•	Mortgage gross lending decreased slightly to £11.9bn in the first half of 2015 (2014: £12.8bn), with applications down 2%. We maintained our prudent lending criteria with an average LTV of 65% (2014: 65%) on new lending in 2015, including the effect of higher LTV Help to Buy business. We helped 15,800 first-time buyers (£2.3bn of gross lending) and 2,800 Help to Buy customers (£395m of gross lending) purchase a home.

•	UPL gross lending remained broadly flat at £0.7bn in the first half of 2015 (2014: £0.8bn), with overall positive net lending.

•	Vehicle consumer finance gross lending increased to £1.5bn in the first half of 2015 (2014: £0.8bn), and net lending increased to £0.4bn (2014: £0.1bn) driven by a 7% increase in new car registrations and an expansion in business streams, including motorbikes and leisure vehicles. Excluding the PSA cooperation, gross lending was £0.9bn and net lending was £0.1bn at 30 June 2015.

•	Customer deposit flows increased to £4.5bn in the first half of 2015 (2014: £3.7bn), as we focused on retaining and originating accounts held by more loyal customers.

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Mortgage gross lending	26.3	18.4	14.4
Mortgage net lending	2.0	(8.5)	(9.6)
UPL gross lending	1.5	1.1	1.1
UPL net lending	0.2	(0.3)	(0.4)
Vehicle finance net lending	0.2	—	0.1
Customer deposit flows	6.4	(4.0)	5.8
Number of 1|2|3 World customers	3.6 million	2.4 million	1.3 million

2014 compared to 2013

•	Mortgage gross lending was strong, increasing to £26.3bn with applications up 26% in 2014, due to improved markets, including gross lending driven by the UK Government-backed Help to Buy scheme. We maintained our prudent lending criteria with an average LTV of 65% (2013: 62%) on new lending in 2014, including the effect of higher LTV Help to Buy business. We helped 40,300 first-time buyers (£5.6bn of gross lending) and 8,100 Help to Buy customers (£1.2bn of gross lending) purchase a home.

•	UPL gross lending increased to £1.5bn in 2014 (2013: £1.1bn), benefitting from the opportunity of our 1|2|3 World customers and an increased focus on branch and internet origination. UPL net lending increased to £0.2bn in 2014 (2013: £(0.3)bn), driven by rising customer demand broadly in line with that observed across the market following a number of years of contraction.

•	Vehicle finance net lending increased to £0.2bn in 2014 (2013: £nil), benefiting from a continued increase in customer confidence.

•	Customer deposit balances increased to £6.4bn in 2014, as we focused on retaining and originating accounts held by more loyal customers. Current account balances increased by £13.2bn to £41.1bn, partially offset by lower savings balances as we focused on reducing more price-sensitive retail deposits.

•	The number of 1|2|3 World customers increased by 50% to 3.6 million in 2014 (2013: 2.4 million), with a continued growing transactional primary customer base. In 2014, we further expanded the 1|2|3 World by launching the 1|2|3 Mini, a new current account for children, 166,000 of which have been opened. In addition, we launched the 1|2|3 student products, which include 1|2|3 Student, 1|2|3 Graduate and 1|2|3 Post-Graduate new accounts (excluding automatic conversions), which grew to 107,000 customers. This makes 1|2|3 World accessible to the whole family and is helping us to deepen customer relationships.

The 1|2|3 World is transforming our customer profile, building deeper, more durable and more valuable relationships: 93% of 1|2|3 Current Accounts are a primary banking relationship (compared to 46% for our non-1|2|3 customers); on average 1|2|3 customers hold 2.3 products (compared to 1.5 products for non-1|2|3 customers); and average 1|2|3 account balances are 5 times higher than non-1|2|3 account balances.

1|2|3 World continued to expand, with almost 40% of customers holding both the 1|2|3 Current Account and 1|2|3 Credit Card. 1|2|3 World provides a qualitative improvement of customer relationships underpinning our retail interest margins. At 31 December 2014, £70.3bn (54%) of retail deposit balances were derived from 1|2|3 Current Account and other primary bank accounts with associated savings balances held by the same customers; an increase of 34% in the year.

2013 compared to 2012

•	Mortgage gross lending in 2013 was £18.4bn, with £8.5bn negative net lending due to the managed reduction in selected elements of the residential mortgage portfolio. The average LTV on new business completions in 2013 decreased slightly to 62% (2012: 63%).

•	UPL gross lending remained unchanged at £1.1bn in 2013 (2012: £1.1bn). UPL net lending decreased to £0.3bn in 2013 (2012: decreased by £0.4bn) reflecting market conditions.

•	Vehicle finance net lending decreased to £nil in 2013 (2012: £0.1bn).

•	Customer deposit balances were £4bn lower in 2013, reflecting a managed reduction in rate-sensitive deposits without a broader customer relationship and a smaller cross tax year ISA campaign, reflecting our lower funding requirement. This was partially offset by growth in current account balances as a result of the continued development of the 1|2|3 Current Account launched in March 2012.

•	The number of 1|2|3 World customers increased 85% to 2.4 million in 2013, with a growing transactional primary customer base. 1|2|3 World customers tend to have higher balances, more products with us, transact more frequently and with a higher average credit card spend than other customers.

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (‘CBCs’) and through telephony and digital channels. The management of our customers is organised according to the annual turnover £250,000 to £50m for SMEs, and £50m to £500m for mid corporates, enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

Summarised income statement

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income	221	173
Non-interest income	72	55

Total operating income	293	228

Administration expenses	(149)	(131)
Depreciation, amortisation and impairment	(30)	(28)

Total operating expenses excluding impairment losses, provisions and charges	(179)	(159)

Impairment losses on loans and advances	(20)	(54)
Provisions for other liabilities and charges	(2)	5

Total operating impairment losses, provisions and charges	(22)	(49)

Profit before tax	92	20

Six months ended 30 June 2015 compared to six months ended 30 June 2014

Profit before tax increased by £72m to £92m in the first half of 2015 (2014: £20m). By income statement line, the movements were:

•	Net interest income increased by £48m to £221m in the first half of 2015 (2014: £173m), principally as a result of continued growth in customer loans and an improvement in deposit margins through the improved franchise and broader range of services.

•	Non-interest income increased by £17m to £72m in the first half of 2015 (2014: £55m) principally due to improved levels of banking fees, international and interest rate management income.

•	Administration expenses increased by £18m to £149m in the first half of 2015 (2014: £131m). The increase reflected continued investment in the growth of the businesses serving SME and corporate customers and as we continue to open new CBCs and recruited new relationship managers.

•	Depreciation, amortisation and impairment remained broadly stable at £30m in the first half of 2015 (2014: £28m).

•	Impairment losses on loans and advances decreased by £34m to £20m in the first half of 2015 (2014: £54m). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

•	Provisions for other liabilities and charges increased by £7m to £2m in the first half of 2015 (2014: release of £5m). In 2014, there was a modest conduct provision release of £10m. Regulatory costs relating to the FSCS of £1m (2014: £2m) were charged in the period.

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	373	284	228
Non-interest income	112	113	179

Total operating income	485	397	407

Administration expenses	(260)	(231)	(187)
Depreciation, amortisation and impairment	(60)	(49)	(45)

Total operating expenses excluding impairment losses, provisions and charges	(320)	(280)	(232)

Impairment losses on loans and advances	(92)	(107)	(109)
Provisions for other liabilities and charges	(12)	(17)	(47)

Total operating impairment losses, provisions and charges	(104)	(124)	(156)

Profit/(loss) on continuing operations before tax	61	(7)	19

2014 compared to 2013

Profit on continuing operations before tax increased by £68m to £61m in 2014 (2013: loss of £7m). By income statement line, the movements were:

•	Net interest income increased by £89m to £373m in 2014 (2013: £284m), principally as a result of continued growth in customer loans and an improvement in stock deposit margins. Much of the loan growth was generated through our expanding network of regional CBCs and the increased number of relationship managers.

•	Non-interest income decreased by £1m to £112m in 2014 (2013: £113m) due to a lower demand for interest rate and foreign exchange risk management products in a relatively stable, low interest rate environment.

•	Administration expenses increased by £29m to £260m in 2014 (2013: £231m). The increase reflected continued investment in the growth of the businesses serving SME and corporate customers and as we continue to open new CBCs and recruited new relationship managers.

We are also investing in new platforms specifically for corporate customers and building on the expertise and presence of the wider Banco Santander group. In 2014, we launched a new corporate internet banking capability (‘Connect’), a new trade portal and trade club and the Santander Passport service. Our global alliances with other major international financial institutions, together with the extensive network provided by the Banco Santander group allow us to offer a broad range of international financial services for our customers.

•	Depreciation, amortisation and impairment increased by £11m to £60m in 2014 (2013: £49m) due to the continued investment in systems to improve and support new transactional capabilities for our customers and the increase in our growing network of regional CBCs.

•	Impairment losses on loans and advances decreased by £15m to £92m in 2014 (2013: £107m), with a loan loss rate of 0.52% (2013: 0.66%). Credit quality in the loan books continued to be good, supported by the improving economic environment and our cautious lending policy.

•	Provisions for other liabilities and charges decreased by £5m to £12m in 2014 (2013: £17m). Regulatory costs relating to the FSCS of £2m (2013: £2m) and the UK Bank Levy of £17m (2013: £13m) were charged in the year. There was also a modest conduct provision release of £10m.

2013 compared to 2012

Profit on continuing operations before tax decreased by £26m to a loss of £7m in 2013 (2012: profit of £19m). By income statement line, the movements were:

•	Net interest income increased by £56m to £284m in 2013 (2012: £228m), principally as a result of continued growth in customer loans. Much of this growth was generated through the network of regional CBCs which serve our SME clients. Net interest income also benefitted from the impact of improving new business margins.

•	Non-interest income decreased by £66m to £113m in 2013 (2012: £179m) reflecting a reduced volume of interest rate hedging services, driven by the continued low interest rate environment; and the planned reduction in transactions from certain legacy cash transmission businesses.

•	Administration expenses increased by £44m to £231m in 2013 (2012: £187m). The increase reflected the continued investment in the growth of the SME business. We further developed our capacity to support our SME customers, with more customer- facing staff in our growing regional CBC network, as we expand into new financial centres across the UK.

•	Depreciation and amortisation increased by £4m to £49m in 2013 (2012: £45m) due to the continued investment in systems to support new transactional capabilities for our customers.

•	Impairment losses on loans and advances were broadly unchanged at £107m in 2013 (2012: £109m) with the credit quality of business written from 2009 onwards continuing to perform well. Provisions in 2013 largely related to business written before 2009.

•	Provisions for other liabilities and charges decreased by £30m to £17m in 2013 (2012: £47m). Regulatory costs relating to the FSCS of £2m (2012: £2m) and the UK Bank Levy of £13m (2012: £9m) were charged in the year. In 2012, provisions for other liabilities and charges included a provision for conduct remediation. No additional conduct provisions were made in 2013.

Balances and ratios

	30 June 2015 £bn	31 December 2014 £bn
Total assets	20.0	18.7
Customer loans	20.0	18.7
- of which SMEs	13.1	12.6
- of which mid corporate	6.9	6.1
Risk-weighted assets	19.4	19.9
Customer deposits	16.6	15.3

NPL ratio(1)(2)	3.25%	3.56%
Coverage ratio(1)(3)	46%	46%

(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs.

30 June 2015 compared to 31 December 2014

•	Total assets increased by 7% to £20.0bn at 30 June 2015 (2014: £18.7bn) driven by the growth in customer loans described below.

•	Customer loans increased by 7% to £20.0bn at 30 June 2015 (2014: £18.7bn) maintaining a positive momentum despite an increasingly competitive and still contracting market. This growth was predominantly driven by our network of regional CBCs and our additional relationship managers as we continue to invest in growing our SME business.

•	Risk-weighted assets decreased by 3% to £19.4bn at 30 June 2015 (2014: £19.9bn) principally due to improved credit quality and a risk model recalibration partially offset by the growth in customer loans described above.

•	Customer deposits increased by 8% to £16.6bn at 30 June 2015 (2014: £15.3bn). We continued to attract deposit balances where we have a strong customer relationship and to build on our new enhanced corporate cash management and deposit capabilities.

•	The NPL ratio decreased to 3.25% at 30 June 2015 (2014: 3.56%), largely due to credit quality remaining strong. We continue to adhere to our prudent lending criteria as we expand lending.

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	18.7	17.0	15.4
Customer loans	18.7	17.0	15.4
- of which SMEs	12.6	11.7	10.6
- of which mid corporate	6.1	5.3	4.8
Risk-weighted assets(1)	19.9	—	—
Customer deposits	15.3	13.8	10.5

NPL ratio(2)(3)	3.56%	3.83%	5.31%
Coverage ratio(2)(4)	46%	43%	39%

(1)	The Company was not part of the regulated group before 10 January 2014. Accordingly, regulatory capital (including risk-weighted assets) data is not presented for prior periods.
(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowance as a percentage of NPLs.

2014 compared to 2013

•	Total assets increased by 10% to £18.7bn at 31 December 2014 (2013: £17.0bn) driven by the growth in customer loans described below.

•	Customer loans increased by 10% to £18.7bn at 31 December 2014 (2013: £17.0bn) maintaining a positive momentum despite an increasingly competitive and still contracting market. This growth was predominantly driven by our network of regional CBCs and our additional relationship managers as we continue to invest in growing our SME business.

Following a periodic review in the first quarter of 2014, the management of a number of customers was transferred from the SME portfolio to our mid corporate portfolio as the annual turnover of their businesses had increased. Prior periods have not been restated. The balance associated with these loans was £327m. Lending to SME customers increased 8% including the transfer (11% excluding the transfer), and with growth of 15% in mid corporates during the year (9% increase excluding transfer).

•	Risk-weighted assets amounted to £19.9bn at 31 December 2014.

•	Customer deposits increased by 11% to £15.3bn at 31 December 2014 (2013: £13.8bn). We continued to attract deposit balances where we have a strong customer relationship and building on our new enhanced corporate cash management and deposit capabilities. Deposit growth fully funded the increase in lending and grew at a faster rate than in recent years.

•	The NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%), largely due to credit quality remaining strong. We continue to adhere to our prudent lending criteria as we further deliver on our business plan to expand lending.

2013 compared to 2012

•	Total assets increased by 10% to £17bn at 31 December 2013 (2012: £15.4bn) driven by the growth in customer loans described below.

•	Customer loans increased by 10% to £17bn at 31 December 2013 (2012: £15.4bn). Corporate lending growth continues to be subject to prudent risk management criteria, as demonstrated by the good credit quality in newer vintage loans. Much of this growth was generated through the network of regional CBCs which support our SME customers.

•	Customer deposits increased by 31% to £13.8bn at 31 December 2013 (2012: £10.5bn) principally reflecting the strong inflows during the year as we continued to develop deeper relationships with our customers, following the expansion of our customer base, and building on our new enhanced corporate cash management and deposit capabilities.

•	The NPL ratio decreased to 3.83% at 31 December 2013 (2012: 5.31%), as the credit quality in newer loan vintages remained strong.

Business volumes

	Six months ended 30 June 2015	Six months ended 30 June 2014
New facilities	£4.5bn	£3.9bn
Bank account openings (No.)	4,020	3,500
CBCs (No.)	68	52
Relationship managers (No.)	729	677
Online banking (‘Connect’) active users (No.)	22,910	19,380

Six months ended 30 June 2015 compared to six months ended 30 June 2014

•	New facilities increased 15% to £4.5bn in the first half of 2015 (2014: £3.9bn) with increases across all portfolios as a result of our expanded network of relationship managers and the improvements made to our franchise. Our pioneering Breakthrough programme continues to support SME growth across the UK. Through the range of services, workshops and masterclass programmes we can offer to businesses, SMEs are provided with the knowledge, connections and finance to grow and succeed. The programme has now supported 52 SMEs with £159m of new Santander debt facilities including £63m of Growth Capital, providing these companies with the opportunity and support to create over 2,540 jobs in the UK economy. As part of the Breakthrough programme, this year we have launched a new £100m scheme targeted at SME housebuilders, to provide much needed support to an area of the market where access to finance is a primary constraint. The flexibility of the arrangements offered, in particular bullet repayment facilities, provide additional benefits to housebuilders at the smaller end of the market.

•	Bank account openings showed strong growth, increasing 15% to 4,020 in the first half of 2015 (2014: 3,500) driven by our increased footprint through more CBCs and relationship managers.

•	We have in place a new scalable platform and are able to deliver a broader product suite with a wide range of ancillary services and we have extended our footprint and our capacity to service mid corporates and SMEs.

•	There was an acceleration in the usage of our new corporate internet banking platform ‘Connect’, which was completed in 2013, with active users increasing 18% in the first six months of 2015 compared to the same period last year

	31 December 2014	31 December 2013	31 December 2012
New facilities	£7,935m	£6,476m	£4,691m
Bank account openings (No.)	7,600	5,700	4,400
CBCs (No.)	66	50	34
Relationship managers (No.)	729	650	503

2014 compared to 2013

•	New facilities increased 23% to £7,935m in 2014 (2013: £6,476m). We also expanded our coverage in the renewable energy, manufacturing and education sectors in the year.

•	Bank account openings showed strong growth increasing 33% to 7,600 in 2014 (2013: 5,700) with an acceleration in the usage of our corporate banking platform, completed in 2013.

•	We have in place a new scalable platform and are able to deliver a broader product suite with a wide range of ancillary services and we have extended our footprint and our capacity to service mid corporates and SMEs with the increase in the number of relationship managers in our growing network of 66 regional CBCs in 2014 (2013: 50), building towards a planned 750 relationship managers and our target of 70 regional CBCs by the end of 2015.

2013 compared to 2012

•	New facilities increased 38% to £6,476m in 2013 (2012: £4,691m) as we continued to build our SME franchise.

•	Bank account openings increased strongly by 30% to 5,700 in 2013 (2012: 4,400) supported by the implementation of our new corporate banking platform in 2013.

•	We developed our growing network of regional CBCs to 50 in 2013 (2012: 34), building towards our target of 70 centres by the end of 2015 to support the continuing growth of our SME business. We increased the number of client-facing relationship managers servicing our corporate customers to 650 in 2013 (2012: 503), building towards our objective of 750 relationship managers by the end of 2015.

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

Summarised income statement

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income	39	38
Non-interest income	151	144

Total operating income	190	182

Administration expenses	(123)	(112)
Depreciation, amortisation and impairment	(8)	(1)

Total operating expenses excluding impairment losses, provisions and charges	(131)	(113)

Impairment releases/(losses) on loans and advances	21	(2)
Provisions for other liabilities and charges	—	—

Total operating impairment releases/(losses), provisions and charges	21	(2)

Profit before tax	80	67

Six months ended 30 June 2015 compared to six months ended 2014

Profit before tax increased by £13m to £80m in the first half of 2015 (2014: £67m). By income statement line, the movements were:

•	Net interest income was broadly flat at £39m in the first half of 2015 (2014: £38m), with continued demand for project and acquisition finance transactions, syndicated loans, transactional services and factoring products.

•	Non-interest income increased by £7m to £151m in the first half of 2015 (2014: £144m), principally due to increased revenues from our client derivative and cash sales activities, partially offset by lower demand in some market-making activities. In addition, there have been improvements to revenues from the investment in increased service capability.

•	Administration expenses increased by £11m to £123m in the first half of 2015 (2014: £112m), mainly reflecting investment in developing transactional, interest rate, foreign exchange and fixed income capabilities, the transfer of a number of sales functions to London from Madrid, as well as the associated costs from related controls, systems and processes.

•	Depreciation, amortisation and impairment increased by £7m to £8m in the first half of 2015 (2014: £1m) due to the continued investment in systems.

•	Impairment releases/(losses) on loans and advances benefited from a release of £21m in the first half of 2015 (2014: £2m) reflecting more successful than expected loan disposals and loan restructurings.

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest income	75	65	29
Non-interest income	277	280	417

Total operating income	352	345	446

Administration expenses	(231)	(160)	(180)
Depreciation, amortisation and impairment	(6)	(4)	(4)

Total operating expenses excluding provisions and charges	(237)	(164)	(184)

Impairment losses on loans and advances	4	—	—
Provisions for other liabilities and charges	(9)	(7)	(8)

Total operating provisions and charges	(5)	(7)	(8)

Profit on continuing operations before tax	110	174	254

2014 compared to 2013

Profit on continuing operations before tax decreased by £64m to £110m in 2014 (2013: £174m). By income statement line, the movements were:

•	Net interest income increased by £10m to £75m in 2014 (2013: £65m), driven by a deposit margin improvement.

•	Non-interest income decreased by £3m to £277m in 2014 (2013: £280m), principally due to lower demand for interest rate and foreign exchange risk management products and a risk reduction strategy in a volatile second half of the year. This was partially offset by an increase in the short-term markets activity of clients.

We continued to develop the client franchise, in particular the large corporate segment, through a focussed client approach, an increase in the number of bankers providing coverage as well as improved product offerings. We continued to refocus the business mix towards core banking activities, such as global transaction banking, debt capital markets, supply chain finance and cash management. We also exited from a number of non-core activities where we lack scale and expertise.

•	Administration expenses increased by £71m to £231m in 2014 (2013: £160m), mainly reflecting investment in developing transactional, interest rate and fixed income capabilities (including a new cash management platform, specific foreign exchange tools and infrastructure for supply chain finance), as well as the related controls, systems and processes.

•	Depreciation, amortisation and impairment remained broadly stable at £6m in 2014 (2013: £4m).

•	Impairment losses on loans and advances benefitted from a release of £4m in 2014 (2013: £nil) reflecting improved performance of loans due to general improvements in economic conditions.

•	Provisions for other liabilities and charges remained broadly stable at £9m in 2014 (2013: £7m).

2013 compared to 2012

Profit on continuing operations before tax decreased by £80m to £174m in 2013 (2012: £254m). By income statement line, the movements were:

•	Net interest income increased by £36m to £65m in 2013 (2012: £29m), principally as a result of continued growth in customer loans generated through our trade finance business (invoice discounting programmes) and credit business with large corporates and a decrease in funding costs.

•	Non-interest income decreased by £137m to £280m in 2013 (2012: £417m), reflecting lower income from large corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products. Furthermore, fixed income sales and money market transactions decreased reflecting reduced market activity compared to a particularly strong performance in 2012. The decrease also reflected a return to more normalised levels of market-making activity with reduced customer activity in a relatively stable, low interest rate environment. Market-making businesses (particularly in equity markets) also suffered lower levels of activity.

•	Administration expenses decreased by £20m to £160m in 2013 (2012: £180m), reflecting investment in growth opportunities for large corporates and the development of interest rate and foreign exchange product capabilities offset by tight cost control and reduced variable remuneration.

•	Depreciation and amortisation remained unchanged at £4m in 2013 (2012: £4m).

•	Provisions for other liabilities and charges remained broadly unchanged at £7m in 2013 (2012: £8m).

Balances and ratios

	30 June 2015 £bn	31 December 2014 £bn
Total assets	38.5	38.3
Customer loans	5.7	5.2
Other assets	32.8	33.1
Risk-weighted assets	16.9	16.8
Customer deposits	2.2	2.3

NPL ratio(1)(2)	0.07%	1.01%
Coverage ratio(1)(3)	675%	138%

(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

30 June 2015 compared to 31 December 2014

•	Total assets principally consist of derivatives, fixed income products and customer loans. Total assets increased by 1% to £38.5bn at 30 June 2015 (2014: £38.3bn). The increase was driven by the growth in customer loans described below.

•	Customer loans increased to £5.7bn at 30 June 2015 (2014: £5.2bn), due to refinancing and origination activities related to syndicated loans and transactional services. We continue to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We are focusing the business mix towards core banking activities, such as global transaction banking, Debt Capital Markets solutions, supply chain finance and cash management, and have recently added private placement capabilities in order to offer a full product suite.

•	Other assets principally consist of derivatives and fixed income products. Other assets decreased slightly by £0.3bn to £32.8bn at 30 June 2015 (2014: £33.1bn).

•	Risk-weighted assets increased slightly to £16.9bn at 30 June 2015 (2014: £16.8bn) reflecting customer loan growth, partially offset by decreases in market risk risk weighted assets.

•	Customer deposits decreased to £2.2bn at 30 June 2015 (2014: £2.3bn) as part of a continued focus on the management of our relationship driven deposit base.

•	The NPL ratio decreased to 0.07% at 30 June 2015 (2014: 1.01%), due to the disposal of a single loan of £49m and asset growth.

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	38.3	37.9	48.3
Customer loans	5.2	5.1	4.2
Other assets	33.1	32.8	44.2
Risk-weighted assets(1)	16.8	—	—
Customer deposits	2.3	2.6	2.3

NPL ratio(2)(3)	1.01%	0.33%	0.40%
Coverage ratio(2)(4)	138%	453%	514%

(1)	The Company was not part of the regulated group before 10 January 2014. Accordingly, regulatory capital (including risk-weighted assets) data is not presented for prior periods.
(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

2014 compared to 2013

•	Total assets principally consist of derivatives, fixed income products and customer loans. Total assets increased by 1% to £38.3bn at 31 December 2014 (2013: £37.9bn). The increase was driven by the growth in customer loans described below.

•	Customer loans increased to £5.2bn at 31 December 2014 (2013: £5.1bn), despite volatile market conditions and an acceleration of refinancing activities.

•	Other assets principally consist of derivatives and fixed income products. Other assets increased slightly by 1% to £33.1bn at 31 December 2014 (2013: £32.8bn).

•	Risk-weighted assets amounted to £16.8bn at 31 December 2014.

•	Customer deposits decreased to £2.3bn at 31 December 2014 (2013: £2.6bn) as part of a plan to focus more on the management of our relationship driven deposit base.

•	The NPL ratio increased to 1.01% at 31 December 2014 (2013: 0.33%), due to a single infrastructure loan which moved to non-performance.

2013 compared to 2012

•	Total assets decreased by 22% to £37.9bn at 31 December 2013 (2012: £48.3bn). The decrease was driven by the reduction in other assets described below.

•	Customer loans increased by 21% to £5.1bn at 31 December 2013 (2012: £4.2bn), principally due to increased customer loans to large corporate clients generated through our trade finance business (invoice discounting programmes) in our global transactional banking services unit where we continued to develop product capabilities. Growth was also seen in credit markets acquisition finance deals with large corporate clients.

•	Other assets decreased by 26% to £32.8bn at 31 December 2013 (2012: £44.2bn) primarily reflecting a decrease in the fair values of interest rate derivative assets. There was a corresponding decrease in derivative liabilities.

•	Customer deposits increased by £0.3bn to £2.6bn at 31 December 2013 (2012: £2.3bn), as we continued to develop deeper relationships with our clients and a focus away from rate-driven deposits as a result.

•	The NPL ratio decreased slightly to 0.33% at 31 December 2013 (2012: 0.40%). The NPL ratio is sensitive to specific adverse movements due to the size and nature of the portfolio.

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk for the Santander UK group. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

Summarised income statement

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest expense	(65)	(24)
Non-interest income	13	38

Total operating (expense)/income	(52)	14

Administration expenses	(1)	119
Depreciation, amortisation and impairment	—	(206)

Total operating expenses excluding impairment releases/(losses), provisions and charges	(1)	(87)

Impairment releases/(losses) on loans and advances	27	(9)
Provisions for other liabilities and charges	—	—

Total operating impairment releases/(losses), provisions and charges	27	(9)

Loss before tax	(26)	(82)

Six months ended 30 June 2015 compared to six months ended 30 June 2014 (unaudited)

Loss before tax decreased by £56m to £26m in the first half of 2015 (2014: £82m). By income statement line, the movements were:

•	Net interest expense increased by £41m to £65m in the first half of 2015 (2014: £24m), reflecting the differing maturity and behavioural profiles between the commercial balance sheet and the re-pricing of debt funding.
•	Non-interest income decreased by £25m to £13m in the first half of 2015 (2014: £38m), reflecting reduced mark-to-market gains.

•	Administration expenses increased by £120m to £1m in the first half of 2015 (2014: benefit of £119m). In 2014, the benefit was principally due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was partially offset by additional project costs of £98m, including those relating to our investment programme, which were borne centrally.

•	Depreciation, amortisation and impairment was £nil in the first half of 2015 (2014: £206m). In 2014, the charge was due to software write-offs of £206m for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

•	Impairment releases/(losses) on loans and advances decreased by £36m to a release of £27m in the first half of 2015 (2014: charge of £9m) mainly due to provision releases in the non-core portfolio as a result of successful asset disposals and repayments.

	Year ended 31 December 2014 £m	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m
Net interest expense	(106)	(124)	(42)
Non-interest income	87	74	721

Total operating (expense)/income	(19)	(50)	679

Administration expenses	119	(1)	(2)
Depreciation, amortisation and impairment	(206)	—	—

Total operating expenses excluding impairment losses, provisions and charges	(87)	(1)	(2)

Impairment releases/(losses) on loans and advances	17	(9)	(459)
Provisions for other liabilities and charges	—	—	(62)

Total operating impairment losses, provisions and charges	17	(9)	(521)

(Loss)/profit on continuing operations before tax	(89)	(60)	156

(Loss)/profit on discontinued operations after tax	—	(8)	62

2014 compared to 2013

Loss on continuing operations before tax increased by £29m to £89m in 2014 (2013: loss of £60m). By income statement line, the movements were:

•	Net interest expense decreased by £18m to £106m in 2014 (2013: £124m) driven by the run-down of the non-core asset portfolios.

•	Non-interest income increased by £13m to £87m in 2014 (2013: £74m) largely reflecting mark-to-market gains.

•	Administration expenses decreased by £120m to income of £119m in 2014 (2013: expense of £1m). This was largely due to a net gain of £218m which arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement. This was partially offset by additional project costs of £98m, including those relating to our investment programme, which were borne centrally.

•	Depreciation, amortisation and impairment increased to £206m in 2014 (2013: £nil). This was due to software write-offs for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme. The write-offs are expected to reduce our future depreciation charge.

•	Impairment losses on loans and advances decreased by £26m to £17m in 2014 (2013: charge of £9m) due to a £25m release in the non-core portfolio as a result of the improving economic environment and disposal of assets, utilising lower provisions than allocated.

Loss from discontinued operations after tax of £nil in 2014 (2013: £8m) reflected the sale of the co-brand credit cards business in 2013.

2013 compared to 2012

Loss on continuing operations before tax decreased by £216m to a loss of £60m in 2013 (2012: profit of £156m). By income statement line, the movements were:

•	Net interest expense increased by £82m to £124m in 2013 (2012: £42m) as a consequence of the continued low interest rate environment. This reflected the increased drag from the run-off of the structural hedge put in place in previous years, whilst the benefit of lower funding and liquidity costs was passed to the businesses

•	Non-interest income decreased by £647m to £74m in 2013 (2012: £721m) largely due to a gain of £705m on a capital management exercise in the third quarter of 2012 not repeated in 2013. This was partially offset by the £38m credit arising from the debit valuation adjustment on derivatives written by Santander UK. This debit valuation adjustment was introduced in accordance with the requirements of IFRS 13.

•	Administration expenses remained at a low level at £1m in 2013 (2012: £2m).

•	Impairment losses on loans and advances in the non-core corporate and legacy portfolios decreased by £450m to £9m in 2013 (2012: £459m). In 2012, provisions of £335m were made following the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provision related to assets acquired from Alliance & Leicester plc, notably the shipping and property portfolios, as well as certain assets in the old Abbey Commercial Mortgages book. The provision raised reflected the increased losses experienced in these portfolios. No further significant provisions were required in 2013 as disposals of assets across the portfolios were consistent with provisioned levels.

•	Provisions for other liabilities and charges decreased by £62m to £nil in 2013 (2012: £62m). In 2012, there was a £55m write-off of costs arising from the termination of the planned acquisition of the RBS businesses.

(Loss)/profit from discontinued operations after tax of £(8)m in 2013 (2012: £62m) comprised the profit before tax of the discontinued operations of £nil (2012: £85m), a loss on sale before tax of £10m, and a tax credit of £2m (2012: tax charge of £22m). The decrease in profit before tax principally reflected the reduction in the size of the co-brand credit cards business prior to the completion of its sale in 2013.

Balances and ratios

	30 June 2015 £bn	31 December 2014 £bn
Total assets	51.3	55.6
Customer loans (non-core)	7.9	8.3
- of which Social housing	6.5	6.7
Risk-weighted assets	6.7	7.2
Customer deposits	4.2	5.2

NPL ratio(1)(2)	1.93%	1.62%
Coverage ratio(1)(3)	89%	134%

(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loan loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

30 June 2015 compared to 31 December 2014

•	Total assets principally consists of liquid assets and non-core customer loans. Total assets decreased by 8% to £51.3bn at 30 June 2015 (2014: £55.6bn) principally driven by the reduction in non-core customer loans described below.

•	Non-core customer loans decreased by 5% to £7.9bn at 30 June 2015 (2014: £8.3bn) due to the run-down of the non-core corporate and legacy portfolios as we continued to successfully implement our ongoing exit strategy from individual loans and leases. Disposals of assets continued across the portfolios with no significant impact on the income statement. The Social Housing loan portfolio remained relatively stable, reflecting its long-term, low risk nature.

•	Risk-weighted assets decreased by 7% to £6.7bn at 30 June 2015 (2014: £7.2bn) largely reflecting the reduction in customer loans and the continued run-down of the other non-core corporate and legacy portfolios.

•	Customer deposits decreased by 19% to £4.2bn at 30 June 2015 (2014: £5.2bn), as we focused on rebalancing the deposit base tenure.

•	The NPL ratio increased to 1.93% at 30 June 2015 (2014: 1.62%), largely due to a single loan of £21m which moved to non- performance.

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Total assets	55.6	55.0	61.0
Customer loans (non-core)	8.3	9.4	11.0
Risk-weighted assets(1)	7.2	—	—
Customer deposits	5.2	6.8	8.6

NPL ratio(2)(3)	1.62%	2.36%	4.49%
Coverage ratio(2)(4)	134%	125%	99%

(1)	The Company was not part of the regulated group before 10 January 2014. Accordingly, regulatory capital (including risk-weighted assets) data is not presented for prior periods.
(2)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loan loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

Non-core assets

	31 December 2014 £bn	31 December 2013 £bn	31 December 2012 £bn
Social housing	6.7	7.1	7.5
Commercial mortgages	0.9	1.2	1.4
Shipping	0.3	0.4	0.7
Aviation	0.2	0.4	0.6
Other	0.2	0.3	0.8

Non-core customer loans	8.3	9.4	11.0
Legacy Treasury asset portfolio	0.7	2.0	1.9

Total non-core assets	9.0	11.4	12.9

2014 compared to 2013

•	Total assets increased by 1% to £55.6bn at 31 December 2014 (2013: £55.0bn) principally driven by an increase in liquid assets, partially offset by the reduction in non-core customer loans described below. Liquid asset balances continued to be managed against liquidity requirements with a focus on efficiency, given stability in capital markets and as a consequence of historic actions taken to strengthen the balance sheet.

•	Customer loans decreased by 12% to £8.3bn at 31 December 2014 (2013: £9.4bn) due to the rundown of the non-core corporate and legacy portfolios as we continued to successfully implement our on-going exit strategy from individual loans and leases. Disposals of assets continued across the portfolios with no significant impact on the income statement. The Social Housing loan portfolio remained relatively stable, reflecting its long-term, low risk nature.

•	Risk-weighted assets amounted to £7.2bn at 31 December 2014.

•	Customer deposits decreased by 24% to £5.2bn at 31 December 2014 (2013: £6.8bn), as part of a plan to focus on the management of our more relationship-driven deposit base.

•	The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the on-going sale and run-off of the non-core corporate and legacy portfolios which continued with no significant impact on the income statement. Social Housing loans comprised 81% of customer loans in Corporate Centre at 31 December 2014, and this portfolio is fully performing.

2013 compared to 2012

•	Total assets decreased by 10% to £55.0bn at 31 December 2013 (2012: £61.0bn) driven by the reduction in customer loans described below, and a decrease in eligible liquid assets, partially offset by an increase in the ALCO portfolio, as part of liquidity management activities.

Eligible liquid assets decreased by £7.4bn to £29.5bn at 31 December 2013 (2012: £36.9bn). Balances were managed more efficiently, given stability in capital markets and as a consequence of the actions taken to strengthen the balance sheet by reducing short-term wholesale funding over the last three years. Surplus liquidity was also utilised to fund maturing medium term funding and to invest in the ALCO portfolio. Eligible liquid assets significantly exceeded short-term (i.e. of less than one year) wholesale funding, with a coverage ratio of 138%.

•	Customer loans decreased by 15% to £9.4bn at 31 December 2013 (2012: £11.0bn) due to the rundown of the non-core portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases. Disposals of assets continued across the portfolios within provisioned levels. The Social Housing portfolio was stable, reflecting its long-term, low risk nature.

•	Customer deposits decreased by 21% to £6.8bn at 31 December 2013 (2012: £8.6bn), as we focused on the management of our more relationship-driven deposit base.

Balance sheet review

This Financial Review describes Santander UK’s significant assets and liabilities and its strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONSOLIDATED BALANCE SHEET

	30 June 2015 £m	31 December 2014 £m
Assets
Cash and balances at central banks	15,218	22,562
Trading assets	25,625	21,700
Derivative financial instruments	20,589	23,021
Financial assets designated at fair value	2,729	2,881
Loans and advances to banks	2,504	2,057
Loans and advances to customers	194,937	188,691
Loans and receivables securities	66	118
Available for sale securities	9,096	8,944
Macro hedge of interest rate risk	743	963
Interest in other entities	40	38
Property, plant and equipment	1,571	1,624
Retirement benefit assets	349	315
Tax, intangibles and other assets	3,763	3,063

Total assets	277,230	275,977

Liabilities
Deposits by banks	7,252	8,214
Deposits by customers	158,150	153,606
Trading liabilities	15,491	15,333
Derivative financial instruments	22,015	22,732
Financial liabilities designated at fair value	2,502	2,848
Debt securities in issue	49,384	51,790
Subordinated liabilities	3,601	4,002
Macro hedge of interest rate risk	39	139
Retirement benefit obligations	210	199
Tax, other liabilities and provisions	3,386	2,921

Total liabilities	262,030	261,784

Equity
Total shareholders’ equity	14,821	13,854
Non-controlling interests	379	339

Total liabilities and equity	277,230	275,977

A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

30 June 2015 compared to 31 December 2014

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 33% to £15,218m at 30 June 2015 (2014: £22,562m). The decrease was mainly attributable to a reduction in balances at central banks for liquidity purposes.

Trading assets

Trading assets increased by 18% to £25,625m at 30 June 2015 (2014: £21,700m), reflecting changes in the mix of assets held for liquidity purposes, with higher levels of securities purchased under resale agreements and equities partially offset by decreased holdings of debt securities. Additionally there were higher levels of derivative collateral.

Derivative financial instruments - assets

Derivative assets decreased by 11% to £20,589m at 30 June 2015 (2014: £23,021m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivatives assets principally driven by movements in yield curves and foreign exchange rates.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 5% to £2,729m at 30 June 2015 (2014: £2,881m), mainly driven by the decrease in the valuation of assets and maturities within the portfolio. In accordance with Santander UK’s policy, new loans are no longer being designated at fair value.

Loans and advances to banks

Loans and advances to banks increased by 22% to £2,504m at 30 June 2015 (2014: £2,057m). The increase was mainly driven by medium term securities purchased under resale agreements.

Loans and advances to customers

Loans and advances to customers increased by 3% to £194,937m at 30 June 2015 (2014: £188,691m) due to an increase in unsecured consumer and vehicle finance, following the commencement of the PSA cooperation, and an increase in net corporate lending. Mortgage balances also increased, driven by stronger approval volumes in the first quarter of 2015

Loans and receivables securities

Loans and receivables securities decreased by 44% to £66m at 30 June 2015 (2014: £118m). The decrease was attributable to sales and maturities of assets in the legacy Treasury asset portfolio.

Available for sale securities

Available for sale securities increased by 2% to £9,096m at 30 June 2015 (2014: £8,944m) largely due to the purchase of debt securities as part of normal liquid asset portfolio management activity.

Macro hedge of interest rate risk - assets

The macro (or portfolio) hedge of interest rate risk decreased by 23% to £743m at 30 June 2015 (2014: £963m), mainly driven by movements in yield curves.

Property, plant and equipment

Property, plant and equipment decreased by 3% to £1,571m at 30 June 2015 (2014: £1,624m), driven by the depreciation charge for the period.

Retirement benefit assets

Retirement benefit assets increased by 11% to £349m at 30 June 2015 (2014: £315m). For those sections of the Santander UK Group Pension Scheme which had surpluses, the key drivers of the increase were actuarial gains arising from a modest improvement in the discount rate and experience adjustments together with the acquisition of the PSA retirement benefit scheme.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 23% to £3,763m at 30 June 2015 (2014: £3,063m). The increase was primarily driven by an increase in prepayments.

Liabilities

Deposits by banks

Deposits by banks decreased by 12% to £7,252m at 30 June 2015 (2014: £8,214m) driven by maturities of medium-term securities sold under agreements to repurchase.

Deposits by customers

Deposits by customers increased by 3% to £158,150m at 30 June 2015 (2014: £153,606m) as we continued to focus on retaining and originating accounts held by more loyal customers. Retail Banking current account balances increased, partially offset by lower savings balances impacted by reduced demand. Commercial Banking deposits increased through enhanced capabilities and building on strong customer relationships.

Trading liabilities

Trading liabilities increased by 1% to £15,491m at 30 June 2015 (2014: £15,333m) as a result of an increase in short positions as part of normal trading activities, partially offset by a reduction in short-term deposits taken and collateral held.

Derivative financial instruments - liabilities

Derivative liabilities decreased by 3% to £22,015m at 30 June 2015 (2014: £22,732m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivatives liabilities mainly driven by movements in yield curves and foreign exchange rates.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value through profit and loss decreased by 12% to £2,502m at 30 June 2015 (2014: £2,848m). The decrease principally reflected reduced issuances in financial liabilities designated at fair value through profit or loss.

Debt securities in issue

Debt securities in issue decreased by 5% to £49,384m at 30 June 2015 (2014: £51,790m), driven by maturities in the period, partially offset by additional medium-term funding assumed in connection with the commencement of the PSA cooperation.

Subordinated liabilities

Subordinated liabilities decreased by 10% to £3,601m at 30 June 2015 (2014: £4,002m) due to a capital management exercise in the period.

Macro hedge of interest rate risk - liabilities

Macro hedge of interest rate risk decreased by 72% to £39m at 30 June 2015 (2014: £139m) mainly driven by movements in yield curves.

Retirement benefit obligations

Retirement benefit obligations increased by 6% to £210m at 30 June 2015 (2014: £199m). The key drivers of the increase were actuarial losses arising from experience adjustments partially offset by gains arising from a modest improvement in the discount rate.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 16% to £3,386m at 30 June 2015 (2014: £2,921m). The increase principally reflected the increase in dividend payable and unsettled financial transactions.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 7% to £14,821m at 30 June 2015 (2014: £13,854m). The increase was principally attributable to the issuance of £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities, valuation of cash flow hedges and the profit for the period, partially offset by dividends approved.

Non-controlling interests

Non-controlling interests increased by 12% to £379m at 30 June 2015 (2014: £339m) due to the acquisition of 50% of the ordinary shares of PSA Finance UK Limited. For further details on the increase of non-controlling interests, see Notes 33 and 35 to the Condensed Consolidated Interim Financial Statements.

	2014	2013
	£m	£m
Assets
Cash and balances at central banks	22,562	26,374
Trading assets	21,700	22,294
Derivative financial instruments	23,021	20,049
Financial assets designated at fair value	2,881	2,747
Loans and advances to banks	2,057	2,347
Loans and advances to customers	188,691	184,587
Loans and receivables securities	118	1,101
Available for sale securities	8,944	5,005
Macro hedge of interest rate risk	963	769
Interest in other entities	38	27
Property, plant and equipment	1,624	1,521
Retirement benefit assets	315	118
Tax, intangibles and other assets	3,063	3,347

Total assets	275,977	270,286

Liabilities
Deposits by banks	8,214	8,696
Deposits by customers	153,606	147,167
Trading liabilities	15,333	21,278
Derivative financial instruments	22,732	18,863
Financial liabilities designated at fair value	2,848	3,407
Debt securities in issue	51,790	50,870
Subordinated liabilities	4,002	4,306
Macro hedge of interest rate risk	139	—
Retirement benefit obligations	199	672
Tax, other liabilities and provisions	2,921	2,437

Total liabilities	261,784	257,696

Equity
Total shareholders’ equity	13,854	11,986
Non-controlling interests	339	604

Total liabilities and equity	275,977	270,286

A more detailed consolidated balance sheet is contained in the Consolidated Financial Statements.

31 December 2014 compared to 31 December 2013

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 14% to £22,562m at 31 December 2014 (2013: £26,374m), with a greater proportion of our liquid asset portfolio being held in debt securities rather than cash at central banks.

Trading assets

Trading assets decreased by 3% to £21,700m at 31 December 2014 (2013: £22,294m), reflecting lower levels of activity relating to securities purchased under resale agreements to both banks and customers partially offset by increased holdings of £4,071m of equity instruments as part of short-term markets trading activity.

Derivative financial instruments - assets

Derivative assets increased by 15% to £23,021m at 31 December 2014 (2013: £20,049m). The increase was mainly attributable to the increase in fair values of interest rate and cross currency derivative assets mainly driven by movements in yield curves and foreign exchange. This was partially offset by the maturity of trades which were economically hedging a portfolio which also matured in the year.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss slightly increased by 5% to £2,881m at 31 December 2014 (2013: £2,747m), primarily attributable to the increase in fair value of the debt securities portfolio and UK Social Housing association loans offset by the maturity of loans to UK Social Housing associations and new loans no longer being designated at fair value, in accordance with Santander UK’s policy.

Loans and advances to customers

Loans and advances to customers increased by 2% to £188,691m at 31 December 2014 (2013: £184,587m) principally due to an increase in mortgage lending, maintaining the positive momentum that commenced in the second quarter of 2014. In addition, corporate lending balances increased. These increases were partially offset by a reduction in non-core corporate and legacy portfolios.

Loans and receivables securities

Loans and receivables securities decreased by 89% to £118m at 31 December 2014 (2013: £1,101m). The decrease was attributable to the disposal of legacy Treasury asset portfolio.

Available for sale securities

Available for sale securities increased by 79% to £8,944m at 31 December 2014 (2013: £5,005m) largely due to the purchase of UK Government bonds and fixed and floating rate bonds as part of normal liquid asset portfolio management activity.

Property, plant and equipment

Property, plant and equipment increased by 7% to £1,624m at 31 December 2014 (2013: £1,521m). The increase was attributable to the completion of a Data Centre offset by depreciation charge for the year.

Retirement benefit assets

Retirement benefit assets increased by 167% to £315m at 31 December 2014 (2013: £118m). For those sections of the Santander UK Group Pension Scheme which had surpluses, the key drivers of the increase were scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangements. In re-measurement of the defined benefit pension schemes during the year, the return on plan assets (excluding net interest income) exceeded the actuarial losses arising from changes in financial assumptions.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 9% to £3,063m at 31 December 2014 (2013: £3,347m). The decrease primarily reflected a reduction in intangible software assets as a result of write-offs for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

Liabilities

Deposits by banks

Deposits by banks remained broadly unchanged at £8,214m at 31 December 2014 (2013: £8,696m).

Deposits by customers

Deposits by customers increased by 4% to £153,606m at 31 December 2014 (2013: £147,167m) as we focused on retaining and originating accounts held by more loyal Retail Banking customers. Current account balances increased, partially offset by lower savings deposit balances as we focused on reducing short-term retail deposits without a broader customer relationship.

Trading liabilities

Trading liabilities decreased by 28% to £15,333m at 31 December 2014 (2013: £21,278m). A decrease in securities sold under repurchase activities and the cash collateral received as part of normal trading activity were offset by an increase in short-term deposits and short positions.

Derivative financial instruments - liabilities

Derivative liabilities increased by 21% to £22,732m at 31 December 2014 (2013: £18,863m). The increase was mainly attributable to the increase in fair values of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value decreased by 16% to £2,848m at 31 December 2014 (2013: £3,407m). The decrease principally reflected reduced issuances in financial liabilities designated at fair value through profit or loss, with new issuances at amortised cost in debt securities in issue.

Debt securities in issue

Debt securities in issue increased by 2% to £51,790m at 31 December 2014 (2013: £50,870m) due to increased issuances under the US$20bn Euro Medium Term Note Programme and certificates of deposits offset by decrease in Holmes securitisation programme.

Subordinated liabilities

Subordinated liabilities decreased by 7% to £4,002m at 31 December 2014 (2013: £4,306m) due to the redemption of perpetual callable subordinated notes.

Retirement benefit obligations

Retirement benefit obligations decreased by 70% to £199m at 31 December 2014 (2013: £672m). The explanation for the movement is the same as that given for retirement benefit assets above.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 16% to £2,921m at 31 December 2014 (2013: £2,437m). The increase principally reflected the increase in dividend payable and unsettled financial transactions.

Equity

Total shareholders’ equity increased by 16% to £13,854m at 31 December 2014 (2013: £11,986m). The increase was principally attributable to the issuance of £800m Perpetual Capital Securities to our immediate parent company, Banco Santander, S.A., actuarial gains, valuation of cash flow hedges and the retained profit for the year, partially offset by dividends declared.

Non-controlling interests

Non-controlling interests decreased by 44% to £339m at 31 December 2014 (2013: £604m) due to a capital management exercise under which 88% of the £300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares were purchased in the market on 16 December 2014.

RECONCILIATION TO CLASSIFICATIONS IN THE CONSOLIDATED BALANCE SHEET

In the remaining sections of the Financial Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the Consolidated Balance Sheet of the Company at 31 December 2014 and 2013 (the ‘Consolidated Balance Sheet’). The classifications of assets and liabilities in the consolidated balance sheet, including the note reference, and in the Financial Review may be reconciled as follows:

31 December 2014		Financial review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	13	—	—	—	—	—	—	22,562	22,562
Trading assets	14	12,757	5,936	3,007	—	—	—	—	21,700
Derivative financial instruments	15	—	—	—	23,021	—	—	—	23,021
Financial assets designated at fair value	16	622	—	2,259	—	—	—	—	2,881
Loans and advances to banks	17	—	2,057	—	—	—	—	—	2,057
Loans and advances to customers	18	—	—	188,691	—	—	—	—	188,691
Loans and receivables securities	21	—	9	109	—	—	—	—	118
Available for sale securities	22	8,944	—	—	—	—	—	—	8,944
Macro hedge of interest rate risk		—	—	—	—	—	—	963	963
Interests in other entities	23	—	—	—	—	—	—	38	38
Property, plant and equipment	25	—	—	—	—	1,624	—	—	1,624
Retirement benefit assets	36	—	—	—	—	—	315	—	315
Tax, intangibles and other assets		—	—	—	—	—	—	3,063	3,063

		22,323	8,002	194,066	23,021	1,624	315	26,626	275,977

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	28		8,214	—	—	—	—	—	8,214
Deposits by customers	29		—	153,606	—	—	—	—	153,606
Trading liabilities	30		7,223	4,899	3,211	—	—	—	15,333
Derivative financial instruments	15		—	—	—	22,732	—	—	22,732
Financial liabilities designated at fair value	31		—	—	2,848	—	—	—	2,848
Debt securities in issue	32		—	—	51,790	—	—	—	51,790
Subordinated liabilities	33		—	—	4,002	—	—	—	4,002
Macro hedge of interest rate risk			—	—	—	—	—	139	139
Retirement benefit obligations	36		—	—	—	—	199	—	199
Tax, other liabilities and provisions			—	—	—	—	—	2,921	2,921

			15,437	158,505	61,851	22,732	199	3,060	261,784

31 December 2013		Financial review section
Balance sheet line item	Note	Securities £m	Loans and advances to banks £m	Loans and advances to customers £m	Derivatives £m	Tangible fixed assets £m	Retirement benefit assets £m	Other £m	Balance sheet total £m
Assets
Cash and balances at central banks	13	—	—	—	—	—	—	26,374	26,374
Trading assets	14	8,564	9,326	4,404	—	—	—	—	22,294
Derivative financial instruments	15	—	—	—	20,049	—	—	—	20,049
Financial assets designated at fair value	16	528	—	2,219	—	—	—	—	2,747
Loans and advances to banks	17	—	2,347	—	—	—	—	—	2,347
Loans and advances to customers	18	—	—	184,587	—	—	—	—	184,587
Loans and receivables securities	21	—	246	855	—	—	—	—	1,101
Available for sale securities	22	5,005	—	—	—	—	—	—	5,005
Macro hedge of interest rate risk		—	—	—	—	—	—	769	769
Interests in other entities	23	—	—	—	—	—	—	27	27
Property, plant and equipment	25	—	—	—	—	1,521	—	—	1,521
Retirement benefit assets	36	—	—	—	—	—	118	—	118
Tax, intangibles and other assets		—	—	—	—	—	—	3,347	3,347

		14,097	11,919	192,065	20,049	1,521	118	30,517	270,286

			Deposits by banks £m	Deposits by customers £m	Debt securities in issue £m	Derivatives £m	Retirement benefit obligations £m	Other £m	Balance sheet total £m
Liabilities
Deposits by banks	28		8,696	—	—	—	—	—	8,696
Deposits by customers	29		—	147,167	—	—	—	—	147,167
Trading liabilities	30		11,291	7,069	2,918	—	—	—	21,278
Derivative financial instruments	15		—	—	—	18,863	—	—	18,863
Financial liabilities designated at fair value	31		—	—	3,407	—	—	—	3,407
Debt securities in issue	32		—	—	50,870	—	—	—	50,870
Subordinated liabilities	33		—	—	4,306	—	—	—	4,306
Retirement benefit obligations	36		—	—	—	—	672	—	672
Tax, other liabilities and provisions			—	—	—	—	—	2,437	2,437

			19,987	154,236	61,501	18,863	672	2,437	257,696

SECURITIES

Santander UK’s holdings of securities only represent a small proportion of its total assets. Santander UK holds securities principally in its trading portfolio or classified as available-for-sale.

Securities analysis by type of issuer

The following table sets out the book and market values of securities at 31 December 2014, 2013 and 2012. For further information, see the Notes to the Consolidated Financial Statements.

	2014	2013	2012
	£m	£m	£m
Trading portfolio
Debt securities:
UK Government	905	989	1,817
US Treasury and other US Government agencies and corporations	309	399	31
Other OECD governments	5,788	5,243	2,069
Bank and building society:
- Certificates of deposit and bonds	—	—	13
Other issuers:
- Fixed and floating rate notes - Government guaranteed	979	1,081	426
- Fixed and floating rate notes - Other	—	147	138
Ordinary shares and similar securities	4,776	705	464

	12,757	8,564	4,958

Available for sale securities
Debt securities:
UK Government	4,164	2,912	3,844
US Treasury and other US Government agencies and corporations	—	—	363
Other OECD governments	—	—	906
Bank and building society:
- Certificates of deposit and bonds	4,755	2,069	346
Ordinary shares and similar securities	25	24	24

	8,944	5,005	5,483

Financial assets designated at fair value through profit and loss
Debt securities:
Other issuers:
- Mortgage-backed securities	226	229	250
- Other asset-backed securities	134	87	78
- Other securities	262	212	235

	622	528	563

	22,323	14,097	11,004

UK Government

UK Government securities represent Treasury Bills and UK Government guaranteed issues by other UK banks. These securities are held for trading and liquidity purposes. For further information, see ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Areas of Focus and Other Items—Country Risk Exposure’.

US Treasury and other US Government agencies and corporations

US Treasury and other US Government agencies’ and corporations’ securities represent US Treasury Bills, including cash management bills. These securities are held for trading and liquidity purposes. For further information, see ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Areas of Focus and Other Items—Country Risk Exposure.’

Other OECD governments

Other OECD government securities represent issuances by OECD governments, other than the US and UK Governments, principally Japan, Italy and Switzerland (2013: principally Japan, Italy and Switzerland). These securities are held for trading and liquidity management purposes. For further information, see ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Areas of Focus and Other Items—Country Risk Exposure.’

Bank and building society certificates of deposit and bonds

Bank bonds represent fixed securities with short to medium-term maturities issued by banks. These were managed within the overall position for the relevant book. These securities were held for liquidity purposes.

Fixed and floating rate notes

Fixed and floating rate notes have regular interest rate profiles and are either managed within the overall position for the relevant book or are hedged into one of the main currencies. These securities are held for trading and yield purposes. For further information on Government- guaranteed fixed and floating rate notes, see ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Areas of Focus and Other Items—Country Risk Exposure.’

Mortgage-backed securities

This category principally comprises UK residential mortgage-backed securities. These securities are of good quality and contain no sub-prime element. These securities are held as part of the FMIR portfolio. See Note 16 to the Consolidated Financial Statements.

Other asset-backed securities

This category comprises a range of mostly floating-rate asset-backed securities. See Note 16 to the Consolidated Financial Statements.

Other securities

This category principally comprises reversionary UK property securities. See Note 16 to the Consolidated Financial Statements.

Ordinary shares and similar securities

This category comprises equity securities listed in the UK and other countries held for trading purposes. See Note 14 to the Consolidated Financial Statements.

Contractual maturities of securities

Contractual maturities for available-for-sale debt securities and contractual maturities of investments held for trading or classified as fair value through profit or loss are set out in Notes 22 and 44 to the Consolidated Financial Statements, respectively.

Significant exposures

The following table sets forth the book value (which equals market value) of securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Santander UK’s shareholders’ funds at 31 December 2014 as set out in the Consolidated Balance Sheet. The table also sets forth the classification of the securities in the Consolidated Balance Sheet.

	Trading assets £m	Available-for-sale £m	Total £m
UK Government and UK Government guaranteed	1,884	4,164	6,048
Japanese Government	3,783	—	3,783

LOANS AND ADVANCES TO BANKS

Loans and advances to banks include loans to banks and building societies and balances with central banks (excluding those central bank balances which can be withdrawn on demand).

Loans and advances to banks geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made, rather than the domicile of the borrower. The balances below include loans and advances to banks that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
UK	5,181	8,966	11,763	10,727	13,561
Non-UK	2,821	2,953	1,153	861	118

	8,002	11,919	12,916	11,588	13,679

Further geographical analysis of loans and advances to banks based on the country of domicile of the borrower rather than the office of lending is contained in ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk Review—Areas of Focus and Other Items—Country Risk Exposure’, including details of balances with other Banco Santander group companies.

Loans and advances to banks maturity analysis

The following table sets forth loans and advances to banks by maturity at 31 December 2014.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK	3,061	1,146	74	266	330	304	5,181
Non-UK	2,821	—	—	—	—	—	2,821

Total	5,882	1,146	74	266	330	304	8,002

Of which:
– Fixed interest rate	147	796	43	—	330	281	1,597
– Variable interest rate	5,334	321	31	266	—	23	5,975
– Non interest-bearing	401	29	—	—	—	—	430

Total	5,882	1,146	74	266	330	304	8,002

LOANS AND ADVANCES TO CUSTOMERS

Santander UK provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by the short term markets business.

Loans and advances to customers geographical analysis

The geographical analysis of loans and advances presented in the following table is based on the location of the office from which the loans and advances are made. Further geographical analysis of loans and advances to customers based on the country of domicile of the borrower rather than the office of lending is contained in ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk Review—Areas of Focus and Other Items—Country Risk Exposure’, including details of balances with other Banco Santander group companies.

The balances below are stated before the deduction for impairment loss allowances and include loans and advances to customers that are classified in the balance sheet as trading assets, financial assets designated at fair value, or loans and receivables securities.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
UK
Advances secured on residential property	150,436	149,017	157,304	166,841	166,065
Corporate loans	32,262	29,799	29,571	29,988	25,737
Finance leases	2,639	3,158	3,061	2,944	2,653
Other secured advances	15	—	—	—	—
Other unsecured advances	7,043	5,732	6,733	7,545	7,734
Purchase and resale agreements	1,237	4,210	2,512	6,150	8,641
Loans and receivables securities	42	855	769	814	2,075
Amounts due from fellow subsidiaries, associates and joint ventures	797	813	347	32	57

Total UK	194,471	193,584	200,297	214,314	212,962

Non-UK
Advances secured on residential property	4	5	6	6	8
Corporate loans	—	—	—	1	1

Other secured advances Other unsecured advances	— —	— 31	— 25	— —	— —
Purchase and resale agreements	963	—	4,950	188	18
Loans and receivables securities	67	—	—	—	—

Total non-UK	1,034	36	4,981	195	27

Total	195,505	193,620	205,278	214,509	212,989
Less: impairment loss allowances	(1,439)	(1,555)	(1,802)	(1,563)	(1,655)

Total, net of impairment loss allowances	194,066	192,065	203,476	212,946	211,334

Detailed analysis of the loans and receivables securities included in the table above is set out in Note 21 to the Consolidated Financial Statements. Further analysis of the impairment loss allowance is set out in Note 18 to the Consolidated Financial Statements.

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate loans, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK accounts for more than 5% of total loans and advances.

Loans and advances to customers maturity analysis

The following table sets out loans and advances to customers by maturity at 31 December 2014. Overdrafts are included in the ‘on-demand’ category. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	On demand £m	In not more than three months £m	In more than three months but not more than one year £m	In more than one year but not more than five years £m	In more than five years but not more than ten years £m	In more than ten years £m	Total £m
UK
Advances secured on residential property	1	452	675	6,842	16,612	125,854	150,436
Corporate loans	354	1,115	2,274	14,116	5,465	8,938	32,262
Finance leases	—	293	763	1,403	85	95	2,639
Other secured advances	—	—	—	3	4	8	15
Other unsecured advances	1,166	409	534	3,614	587	733	7,043
Purchase and resale agreements	—	1,007	230	—	—	—	1,237
Loans and receivables securities	—	—	—	—	—	42	42
Amounts due from fellow subsidiaries, associates and joint ventures	3	728	—	52	14	—	797

Total UK	1,524	4,004	4,476	26,030	22,767	135,670	194,471

Non-UK
Advances secured on residential property	—	—	—	1	1	2	4
Purchase and resale agreements	—	963	—	—	—	—	963
Loans and receivables securities	—	—	—	—	—	67	67

Total non-UK	—	963	—	1	1	69	1,034

Total	1,524	4,967	4,476	26,031	22,768	135,739	195,505

Of which:
– Fixed interest rate	57	2,421	1,532	8,684	8,301	78,043	99,038
– Variable interest rate	1,467	2,546	2,944	17,347	14,467	57,696	96,467

Total	1,524	4,967	4,476	26,031	22,768	135,739	195,505
Of which:
– Interest-only advances secured on residential property	323	188	722	5,858	10,228	40,268	57,587

Santander UK’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on- balance sheet interest rate exposures.

The balance sheet is managed on a behavioural basis, rather than on the basis of contractual maturity, with many loans being prepaid prior to their legal maturity. This applies in particular to advances secured on residential property.

Impairment loss allowances on loans and advances to customers

Details of Santander UK’s impairment loss allowances policy are set out in Note 1 to the Consolidated Financial Statements. An analysis of impairment loss allowances on loans and advances to customers, including movements in impairment loss allowances, is set out in Note 18 to the Consolidated Financial Statements.

DERIVATIVE ASSETS AND LIABILITIES

	2014 £m	2013 £m	2012 £m
Assets
- held for trading	20,235	17,433	28,064
- held for hedging	2,786	2,616	2,082

	23,021	20,049	30,146

Liabilities
- held for trading	20,462	17,297	27,415
- held for hedging	2,270	1,566	1,446

	22,732	18,863	28,861

Derivatives are held for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, Santander UK chooses to designate certain derivatives in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.

Commercial Banking and Corporate & Institutional Banking deal with commercial customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Corporate & Institutional Banking. Corporate & Institutional Banking is responsible for implementing Santander UK derivative hedging with the external market together with its own trading activities. Further detail on market risk is set out in ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review.’ A summary of Santander UK’s derivative activities, the related risks associated with such activities and the types of hedging derivatives used in managing such risks, as well as notional amounts and assets and liabilities analysed by contract type are contained in Note 15 of the Consolidated Financial Statements.

TANGIBLE FIXED ASSETS

	2014 £m	2013 £m	2012 £m
Property, plant and equipment	1,624	1,521	1,541
Capital expenditure incurred during the year	370	258	230

Details of capital expenditure contracted but not provided for in respect of tangible fixed assets are set out in Note 25 to the Consolidated Financial Statements. Santander UK had 1,291 property interests at 31 December 2014 (2013: 1,502). The total consisted of 340 freeholds (2013: 349) and 952 operating lease interests (2013: 1,153), occupying a total floor space of 519,193 square metres (2013: 510,671 square metres).

The number of property interests is more than the number of individual properties as Santander UK has more than one interest in some properties. The majority of Santander UK’s property interests are retail branches. Included in the above total are 118 properties (2013: 208 properties) that were not occupied by Santander UK at 31 December 2014. Of Santander UK’s individual properties, 967 are located in the UK (2013: 1,056) and none in Europe and the US (2013: 1 and 2) respectively. There are no material environmental issues associated with the use of the above properties.

At 31 December 2014, Santander UK had 14 principal sites including its headquarters (2013: 16). They are used for its significant business operations, including Technology and Operations; People and Talent; Retail Banking; Commercial Banking; Corporate & Institutional Banking; Telephone Sales and Servicing; Complaints handling; Debt management; Finance; Compliance; Marketing; and IT operations including Data Centres.

Management believes its existing properties and those under construction, together with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.

RETIREMENT BENEFIT PLANS

	2014 £m	2013 £m	2012 £m
Retirement benefit assets	315	118	254
Retirement benefit obligations	(199)	(672)	(305)

Santander UK operates a number of defined contribution and defined benefit pension schemes, and post-retirement medical benefit plans. Detailed disclosures of Santander UK’s retirement benefit assets and obligations are contained in Note 36 to the Consolidated Financial Statements.

DEPOSITS BY BANKS

The balances below include deposits by banks that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Year-end balance(1)	15,437	19,987	19,677
Average balance(2)	16,018	27,395	26,714
Average interest rate(2)	1.01%	1.53%	1.27%

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £308m (2013: £614m, 2012: £340m).
(2)	Calculated using monthly data.

At 31 December 2014, deposits by foreign banks amounted to £3,840m (2013: £14,186m, 2012: £12,280m). The following tables set forth the average balances of deposits by banks by geography.

	Average: year ended 31 December
	2014 £m	2013 £m	2012 £m
UK	16,016	27,307	26,592
Non-UK	2	88	122

	16,018	27,395	26,714

DEPOSITS BY CUSTOMERS

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Year-end balance	158,505	154,236	156,285
Average balance(1)	156,308	154,881	159,611
Average interest rate(1)	1.34%	1.74%	1.93%

(1)	Calculated using monthly data.

The following tables set forth the average balances of deposits by geography and customer type.

	Average: year ended 31 December
	2014 £m	2013 £m	2012 £m
UK
Retail demand deposits	91,668	81,022	78,163
Retail time deposits	29,504	35,925	41,925
Wholesale deposits	31,856	31,067	31,118

	153,028	148,014	151,206

Non-UK
Retail demand deposits	834	964	1,375
Retail time deposits	1,218	2,703	5,818
Wholesale deposits	1,228	3,200	1,212

	3280	6,867	8,405

	156,308	154,881	159,611

Retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts). Retail demand and time deposits are also obtained outside the UK, principally through Abbey National International Limited and through the Isle of Man branch of Santander UK plc. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

Demand deposits

Demand deposits consist of savings and current accounts. Savings products comprise Individual Savings Accounts, instant saver accounts, remote access accounts, such as those serviced by post, and a number of other accounts which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.

Time deposits

Time deposits consist of notice accounts, which require customers to give notice of an intention to make a withdrawal, and bond accounts, which have a minimum deposit requirement. In each of these accounts early withdrawal incurs an interest penalty.

Wholesale deposits

Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates that reflect the inter-bank money market rates.

SHORT-TERM BORROWINGS

Santander UK includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the SEC as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on Santander UK’s balance sheet. Santander UK’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the tables below for the six months ended 30 June 2015 and 2014 and each of the years ended 31 December 2014, 2013 and 2012.

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Securities sold under repurchase agreements
- Period-end balance	11,030	14,673
- Period-end interest rate	0.50%	0.45%
- Average balance(1)	17,230	24,479
- Average interest rate(1)	0.42%	0.48%
- Maximum balance(1)	23,677	27,396

Commercial paper
- Period-end balance	3,901	3,862
- Period-end interest rate	0.32%	0.61%
- Average balance(1)	3,973	4,043
- Average interest rate(1)	0.31%	0.39%
- Maximum balance(1)	5,066	4,610

Borrowings from banks (Deposits by banks)(2)
- Period-end balance	2,642	3,213
- Period-end interest rate	0.05%	0.08%
- Average balance(1)	3,021	1,485
- Average interest rate(1)	0.16%	0.03%
- Maximum balance(1)	3,905	3,213

Negotiable certificates of deposit
- Period-end balance	4,204	4,119
- Period-end interest rate	0.44%	0.38%
- Average balance(1)	4,310	3,588
- Average interest rate(1)	0.39%	0.42%
- Maximum balance(1)	4,431	4,119

Other debt securities in issue
- Period-end balance	2,212	4,864
- Period-end interest rate	2.86%	2.86%
- Average balance(1)	3,921	4,967
- Average interest rate(1)	2.94%	3.09%
- Maximum balance(1)	4,717	5,975

(1)	Calculated using monthly weighted average data.
(2)	The period-end deposits by banks balance includes non-interest bearing items in the course of transmission of £357m (30 June 2014: £308m):

Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC. Abbey National Treasury Services plc issues commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. Abbey National North America LLC and Abbey National Treasury Services plc, US Branch issue commercial paper with minimum denominations of US$100,000 and US$250,000, respectively, with maturity of up to 270 days from the date of issue.

	2014 £m	2013 £m	2012 £m
Securities sold under repurchase agreements
- Year-end balance	9,420	14,844	24,583
- Year-end interest rate	0.35%	0.49%	0.40%
- Average balance(1)	16,816	20,573	30,336
- Average interest rate(1)	0.35%	0.54%	0.39%
- Maximum balance(1)	22,066	26,215	37,621

Commercial paper
- Year-end balance	4,364	3,996	3,697
- Year-end interest rate	0.24%	0.27%	0.37%
- Average balance(1)	4,404	4,453	3,742
- Average interest rate(1)	0.29%	0.28%	0.61%
- Maximum balance(1)	5,412	5,291	3,921

Borrowings from banks (Deposits by banks)(2)
- Year-end balance	2,983	3,057	2,372
- Year-end interest rate	0.38%	0.02%	0.29%
- Average balance(1)	3,135	2,721	2,923
- Average interest rate(1)	0.07%	0.03%	0.31%
- Maximum balance(1)	4,518	3,401	4,606

Negotiable certificates of deposit
- Year-end balance	3,806	2,646	4,499
- Year-end interest rate	0.36%	1.56%	1.97%
- Average balance(1)	4,044	2,529	2,208
- Average interest rate(1)	0.39%	1.51%	1.39%
- Maximum balance(1)	5,142	3,173	4,499

Other debt securities in issue
- Year-end balance	4,446	5,434	2,789
- Year-end interest rate	2.52%	3.37%	2.99%
- Average balance(1)	4,858	4,919	5,644
- Average interest rate(1)	2.89%	3.00%	2.70%
- Maximum balance(1)	5,975	7,245	7,049

(1)	Calculated using weighted average monthly data.
(2)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £308m (2013: £614m, 2012: £340m).

During the periods presented in the above table, Abbey National Treasury Services plc issued commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. During the periods presented in the above table, Abbey National North America LLC issued commercial paper with minimum denominations of US$100,000 with maturity of up to 270 days from the date of issue.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of Santander UK’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2014. A proportion of Santander UK’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2014.

Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits.

	Not more than three months £m	In more than three months but not more than six months £m	In more than six months but not more than one year £m	In more than one year £m	Total £m
Certificates of deposit:
- UK	1,683	583	277	—	2,543
- Non-UK	1,197	33	33	204	1,467
Wholesale time deposits:
- UK	639	30	99	101	869

	3,519	646	409	305	4,879

At 31 December 2013, an additional £14m of wholesale deposits were repayable on demand.

DEBT SECURITIES IN ISSUE

Santander UK has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	2014 £m	2013 £m	2012 £m
Trading liabilities	30	3,211	2,918	4,119
Financial liabilities designated at fair value	31	2,848	3,407	4,002
Debt securities in issue	32	51,790	50,870	59,621
Subordinated liabilities	33	4,002	4,306	3,781

		61,851	61,501	71,523

Most of the debt securities that Santander UK has issued are classified as ‘Debt securities in issue’ in the balance sheet. The remaining debt securities issued by Santander UK are classified separately in the balance sheet, either because they qualify as ‘Trading liabilities’ or were designated upon initial recognition as ‘Financial liabilities designated at fair value’, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (‘Subordinated liabilities’). Further information is set out in Notes 30 to 33 to the Consolidated Financial Statements and Notes 20 to 23 to the Condensed Interim Consolidated Financial Statements.

Santander UK enters into cross-currency derivatives in connection with all funding raised through the issuance of debt securities in currencies other than sterling (principally euro, US dollars and Japanese yen) which swap foreign currency liabilities back into sterling as Santander UK’s commercial balance sheet is almost entirely denominated in sterling.

CONTRACTUAL OBLIGATIONS

The amounts and maturities of contractual obligations in respect of guarantees are described in Note 37 to the Consolidated Financial Statements and Note 26 to the Condensed Interim Consolidated Financial Statements. Other contractual obligations, including payments of principal and interest where applicable, are set out in the table below. Interest payments are included in the maturity column of the interest payments themselves, and are calculated using current interest rates. There have been no material changes to the amounts and maturities of our contractual obligations since 31 December 2014.

	Payments due by period
	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	Over 5 years £m
Deposits by banks (1)(2)	15,437	11,179	3,943	199	116
Deposits by customers - repos(1)	4,540	4,040	—	—	500
Deposits by customers - other(2)	153,965	148,367	4,406	856	336
Derivative financial instruments	22,732	2,834	2,519	2,403	14,976
Debt securities in issue(3)	57,849	13,891	11,096	6,154	26,708
Subordinated liabilities	4,002	269	541	513	2,679
Retirement benefit obligations	9,314	225	496	566	8,027
Operating lease obligations	406	67	119	108	112
Purchase obligations	465	465	—	—	—

	268,710	181,337	23,120	10,799	53,454

(1)	Securities sold under repurchase agreements.
(2)	Includes deposits by banks and deposits by customers that are classified in the balance sheet as trading liabilities.
(3)	Includes debt securities in issue that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

As the above table is based on contractual maturities, no account is taken of call features related to Subordinated liabilities. The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks can be found in Note 28 to the Consolidated Financial Statements and in Note 19 to the Condensed Interim Consolidated Financial Statements and details of deposits by customers can be found in Note 29 to the Consolidated Financial Statements. Santander UK has entered into outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

Under current conditions, Santander UK’s working capital is expected to be sufficient for its present requirements and to pursue its planned business strategies.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, Santander UK issues guarantees on behalf of customers. The significant types of guarantees are standby letters of credit which represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of the ANTS group’s customer. These are included in the normal impairment loss allowance assessment alongside other forms of credit exposure

In addition, Santander UK, as is normal in such activity, gives representations, indemnities and warranties on the sale of subsidiaries, businesses and other assets. The maximum potential amount of any claims made against these is usually significantly higher than actual settlements. Provisions are made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

See Note 23d) to the Consolidated Financial Statements for further information regarding off-balance sheet arrangements. See Note 37 to the Consolidated Financial Statements and Note 26 to the Condensed Interim Consolidated Financial Statements for additional information regarding Santander UK’s guarantees, commitments and contingencies. In the ordinary course of business, Santander UK also enters into securitisation transactions as described in Note 19 to the Consolidated Financial Statements and Note 14 to the Condensed Interim Consolidated Financial Statements. The securitisation companies are consolidated and the assets continue to be administered by Santander UK. The securitization companies provide Santander UK with an important source of long-term funding.

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest administered rate items in Santander UK’s balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. Santander UK is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by repricing separately the variable rate mortgages and variable rate retail deposits, subject to competitive pressures.

Santander UK also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Santander UK manages the margin on fixed-rate products by the use of derivatives matching the fixed-rate profiles. The risk of prepayment is reduced by imposing early termination charges if the customers terminate their contracts early.

Santander UK seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk Review.’

Changes in net interest income - volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income (including amounts classified in discontinued operations) between changes in volume and changes in rate for the years ended 31 December 2014, 2013 and 2012. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	2014/2013			2013/2012
	Total change	Changes due to increase/(decrease) in		Total Change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	(20)	(36)	16	(37)	(15)	(22)
- Non-UK	11	7	4	10	20	(10)
Loans and advances to customers:
- UK	(392)	(44)	(348)	(237)	(347)	110
Other interest earning financial assets:
- UK	31	30	1	—	14	(14)
- Non-UK	(3)	(3)	—	2	1	1

Total interest income
- UK	(381)	(50)	(331)	(274)	(348)	74
- Non-UK	8	4	4	12	21	(9)

	(373)	(46)	(327)	(262)	(327)	65

Interest expense
Deposits by banks:
- UK	(107)	(39)	(68)	1	(52)	53
- Non-UK	—	—	—	—	—	—
Deposits by customers - retail demand deposits:
- UK	(14)	139	(153)	(193)	46	(239)
- Non-UK	(10)	(2)	(8)	(27)	(12)	(15)
Deposits by customers - retail time deposits:
- UK	(465)	(210)	(255)	4	(167)	171
- Non-UK	(46)	(36)	(10)	(88)	(82)	(6)
Deposits by customers - wholesale deposits:
- UK	(51)	(26)	(25)	37	82	(45)
- Non-UK	—	1	(1)	1	—	1
Subordinated debt:
- UK	45	12	33	(68)	(44)	(24)
Debt securities in issue:
- UK	(192)	(68)	(124)	(161)	(155)	(6)
- Non-UK	(6)	1	(7)	(8)	12	(20)
Other interest-bearing financial liabilities:
- UK	2	1	1	11	30	(19)

Total interest expense
- UK	(782)	(191)	(591)	(369)	(260)	(109)
- Non-UK	(62)	(36)	(26)	(122)	(82)	(40)

	(844)	(227)	(617)	(491)	(342)	(149)

Net interest income	471	181	290	229	15	214

AVERAGE BALANCE SHEET

As period-end statements may not be representative of activity throughout the year, average balance sheets are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	Six months ended 30 June 2015			Six months ended 30 June 2014
	Average balance(1) £m	Interest(4)(5) £m	Average rate %	Average balance(1) £m	Interest(4)(5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	21,762	58	0.53	20,851	61	0.59
- Non-UK	7,028	8	0.23	11,302	14	0.25
Loans and advances to customers:(3)
- UK	193,878	3,261	3.36	186,180	3,297	3.54
- Non-UK	25	—	—	5	—	—
Debt securities:
- UK	9,239	44	0.95	7,933	49	1.24

Total average interest-earning assets, interest income(2)	231,932	3,371	2.91	226,271	3,421	3.02
Impairment loss allowances	(1,394)	—	—	(1,523)	—	—
Trading business	21,369	—	—	19,321	—	—
Assets designated at FVTPL	2,846	—	—	2,815	—	—
Other non-interest-earning assets	33,411	—	—	33,026	—	—

Total average assets	288,164	—	—	279,910	—	—

Non-UK assets as a % of total	2.45%	—	—	4.04%	—	—

Liabilities
Deposits by banks:
- UK	(7,217)	(39)	1.08	(7,242)	(46)	1.27
- Non-UK	(17)	—	—	(2)	—	—
Deposits by customers - retail demand:
- UK	(101,331)	(599)	1.18	(88,009)	(493)	1.12
- Non-UK	(808)	(1)	0.25	(698)	(2)	0.57
Deposits by customers - retail time:
- UK	(27,145)	(202)	1.49	(32,103)	(360)	2.24
- Non-UK	(804)	(6)	1.49	(1,378)	(12)	1.74
Deposits by customers – wholesale:
- UK	(24,765)	(137)	1.11	(27,319)	(197)	1.44
- Non-UK	(665)	(1)	0.30	—	—	—
Bonds and medium-term notes:
- UK	(47,164)	(468)	1.98	(46,764)	(485)	2.07
- Non-UK	(5,097)	(8)	0.31	(4,287)	(5)	0.23
Dated and undated loan capital and other subordinated liabilities:
- UK	(3,924)	(120)	6.12	(4,390)	(126)	5.74
Other interest-bearing liabilities:
- UK	(390)	(7)	3.59	(627)	(22)	7.02

Total average interest-bearing liabilities, interest expense(2)	(219,327)	(1,588)	1.45	(212,819)	(1,748)	1.64
Trading business	(21,485)	—	—	(25,339)	—	—
Liabilities designated at FVTPL	(2,614)	—	—	(4,085)	—	—
- Other non-interest bearing liabilities	(30,214)	—	—	(24,686)	—	—
Shareholders’ funds and non-controlling interests	(14,524)	—	—	(12,981)	—	—

Total average liabilities, shareholders’ funds and non-controlling interests	(288,164)	—	—	(279,910)	—	—

Non-UK liabilities as a % of total	2.56%	—	—	2.27%	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the six months ended 30 June 2015 was 105.75% (six months ended 30 June 2014: 106.32%).
(3)	Loans and advances to customers include non-performing loans. See ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Credit Risk.’.
(4)	The net interest margin, a non-IFRS measure, for the six months ended 30 June 2015 was 1.55% (six months ended 30 June 2014: 1.48%). Net interest margin is calculated as net interest income divided by average interest-earning assets. This differs from the Banking Net Interest Margin, which is calculated as net interest income divided by average customer assets.
(5)	The interest spread for the six months ended 30 June 2015 was 1.46% (six months ended 30 June 2014: 1.38%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

	2014			2013			2012
	Average Balance(1) £m	Interest £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	19,263	111	0.58	26,432	131	0.50	28,941	168	0.58
- Non-UK	10,078	30	0.30	7,453	19	0.25	2,339	9	0.38
Loans and advances to customers:(3)
- UK	187,843	6,548	3.49	189,048	6,940	3.67	198,657	7,177	3.61
- Non-UK	5	—	—	6	—	—	7	—	—
Debt securities:
- UK	8,312	108	1.30	6,009	77	1.28	5,093	77	1.51
- Non-UK	—	—	—	166	3	1.81	92	1	1.09

Total average interest-earning assets, interest income(2)	225,501	6,797	3.01	229,114	7,170	3.13	235,129	7,432	3.24

Impairment loss allowances	(1,502)	—	—	(1,704)	—	—	(1,707)	—	—
Trading business	18,549	—	—	25,032	—	—	26,445	—	—
Assets designated at FVTPL	2,793	—	—	3,140	—	—	4,439	—	—
Other non-interest-earning assets	34,204	—	—	38,414	—	—	42,624	—	—

Total average assets	279,545	—	—	293,996	—	—	306,930	—	—

Non-UK assets as a % of total	3.61%	—	—	2.59%	—	—	0.79%	—	—

Liabilities
Deposits by banks:
- UK	(6,855)	(81)	1.18	(8,624)	(188)	2.18	(11,945)	(187)	1.57
- Non-UK	(2)	—	—	(13)	—	—	(65)	—	—
Deposits by customers - retail demand:
- UK	(91,668)	(1,047)	1.14	(81,022)	(1,061)	1.31	(78,163)	(1,254)	1.60
- Non-UK	(834)	(3)	0.36	(964)	(13)	1.35	(1,375)	(40)	2.91
Deposits by customers - retail time:
- UK	(29,504)	(708)	2.40	(35,925)	(1,173)	3.26	(41,925)	(1,169)	2.79
- Non-UK	(1,218)	(20)	1.64	(2,703)	(66)	2.44	(5,818)	(154)	2.65
Deposits by customers - wholesale:
- UK	(26,361)	(293)	1.11	(28,525)	(344)	1.21	(22,506)	(307)	1.36
- Non-UK	(1,169)	(1)	0.09	(628)	(1)	0.16	(52)	—	—
Bonds and medium-term notes:
- UK	(46,517)	(1,021)	2.19	(49,292)	(1,213)	2.46	(55,567)	(1,374)	2.47
- Non-UK	(4,730)	(11)	0.23	(4,512)	(17)	0.38	(3,043)	(25)	0.82
Dated and undated loan capital and other subordinated liabilities:
- UK	(4,285)	(151)	3.52	(3,860)	(106)	2.75	(5,159)	(174)	3.37
- Non-UK	—	—	—	—	—	—	—	—	—
Other interest-bearing liabilities:
- UK	(422)	(27)	6.40	(406)	(25)	6.16	(129)	(14)	10.85

Total average interest-bearing liabilities, interest expense(2)	(213,565)	(3,363)	1.57	(216,474)	(4,207)	1.94	(225,747)	(4,698)	2.08

Trading business	(22,242)	—	—	(30,546)	—	—	(28,962)	—	—
Liabilities designated at FVTPL	(3,556)	—	—	(4,997)	—	—	(5,152)	—	—
Other non-interest bearing liabilities	(26,606)	—	—	(29,003)	—	—	(33,770)	—	—
Shareholders’ funds	(13,576)	—	—	(12,976)	—	—	(13,299)	—	—

Total average liabilities and shareholders’ funds	(279,545)	—	—	(293,996)	—	—	(306,930)	—	—

Non-UK liabilities as a % of total	2.84%	—	—	3.00%	—	—	3.37%	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the year ended 31 December 2014 was 105.59% (2013: 105.84%, 2012: 104.16%).
(3)	Loans and advances to customers include non-performing loans. See ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Credit Risk.’
(4)	The net interest margin for the year ended 31 December 2014 was 1.52% (2013: 1.29%, 2012: 1.16%). Net interest margin is calculated as net interest income divided by average interest earning assets. This differs from the Banking Net Interest Margin, a non-IFRS measure, discussed in the CEO’s review, which is calculated as net interest income divided by average customer assets.
(5)	The interest spread for the year ended 31 December 2014 was 1.44% (2013: 1.19%, 2012: 1.16%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

Cash flows

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net cash outflow from operating activities	(4,681)	(252)
Net cash outflow from investing activities	(519)	(2,905)
Net cash outflow from financing activities	(2,530)	(813)

Decrease in cash and cash equivalents	(7,730)	(3,970)

The major activities and transactions that affected Santander UK’s cash flows during the first six months of 2015 were as follows:

The net cash outflow from operating activities of £4,681m resulted from the reduction in trading balances, increased customer lending partially offset by increased customer savings and deposits from other banks. The net cash outflow from investing activities of £519m principally reflected the purchase and sale of available-for-sale securities and acquisition of PSA Finance UK Limited. The net cash outflow from financing activities of £2,530m reflected the repayment of debt securities maturing in the period of £10,472m offset by new issues of debt securities of £7,599m and the issuance of £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities. Further outflows of cash occurred in the payment of interim dividends of £250m on ordinary shares, £23m of dividends on other equity instruments, non-controlling interest dividends of £33m on the £500m Perpetual Capital Securities and dividends of £13m on the £300m Perpetual Capital Securities. Cash and cash equivalents decreased by £7,730m principally from the increase in customer lending and purchase of available-for-sale securities

	2014 £m	2013 £m	2012 £m
Net cash (outflow)/inflow from operating activities	(5,559)	4,752	4,024
Net cash (outflow)/inflow from investing activities	(4,145)	182	(5,808)
Net cash (outflow)/inflow from financing activities	(335)	(8,423)	1,101

Decrease in cash and cash equivalents	(10,039)	(3,489)	(683)

The major activities and transactions that affected Santander UK’s cash flows during 2014, 2013 and 2012 were as follows:

In 2014, the net cash outflow from operating activities of £5,559m resulted from the reduction in trading balances, increased customer lending partially offset by increased customer savings and deposits from other banks. In 2014, the net cash outflow from investing activities of £4,145m principally reflected the purchase and sale of available-for-sale securities. In 2014, the net cash outflow from financing activities of £335m reflected the repayment of debt securities maturing in the year of £20,310m offset by new issues of debt securities of £19,936m and the issuance of £800m Perpetual Capital Securities. Further outflows of cash occurred in the payment of interim dividends of £447m on ordinary shares and £40m of dividends on other equity instruments. In 2014, cash and cash equivalents decreased by £10,039m principally from the increase in customer lending and purchase of available-for-sale securities.

In 2013, the net cash inflow from operating activities of £4,752m resulted from the continued reduction in Santander UK’s lending portfolios, partially offset by a reduction in customer savings and deposits from other banks. In 2013, the net cash inflow from investing activities of £182m was in principle derived from the purchase and sale of UK Treasury bills, partially offset by the purchase of property, plant and equipment. In 2013, the net cash outflow from financing activities of £8,423m reflected the repayment of loan capital maturing in the year of £33,170m partially offset by new issues of loan capital of £25,469m. Further outflows of cash occurred in the payment of £665m dividends on ordinary shares. In 2013, cash and cash equivalents decreased by £3,489m principally from the repayment of matured loan capital offset by reduced customer lending.

In 2012, the net cash inflow from operating activities of £4,024m resulted from Santander UK’s continued de-leveraging process of legacy portfolios in run-off, partially offset by a reduction in trading liabilities. In 2012, the net cash outflow from investing activities of £5,808m resulted primarily from the acquisition of UK Treasury bills and the purchase of property, plant and equipment. In 2012, the net cash inflow from financing activities of £1,101m reflected new issues of loan capital of £37,219m offset by repayments of loan capital maturing in the year of £35,636m and payment of £425m dividends on ordinary shares. In 2012, cash and cash equivalents decreased by £683m principally from the continued de-leveraging process of legacy portfolios in run-off offset by the purchase of Treasury bills.

For further information on our sources and uses of cash for all periods included above, see ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Balance Sheet Management Risk—Liquidity Risk—Liquidity Risk Management.’

OUTLOOK

2015 outlook

We anticipate that the UK economy will continue to be supportive of our business. There is evidence of increasing liquidity in the lending market resulting in competitive pressures in many business lines, which may impact new asset margins. We also expect the implementation costs of regulatory reform to increase significantly in the months ahead as we evolve our new operating models to address ring fencing requirements.

The Banking NIM(1) for 2015 is expected to remain broadly unchanged from the 1.82% we reported for 2014, predicated on the Bank of England base rate not rising this year. Reduced stock margins and new lending margin pressures for mortgages, which started in the second half of 2014, are likely to be largely offset by improvement in liability margins.

We expect our net mortgage lending to grow in line with the market for the rest of the year, and the decline in SVR mortgage balances, which reduced by a net £3.9bn in the first half of 2015, to continue.

The bank Corporation Tax surcharge and changes to the Bank Levy announced in the UK Budget on 10 July 2015 will have a material impact on future earnings.

1.	Non-IFRS measure. See ‘Item 3. Key Information—A. Selected Financial Data’ for a reconciliation of Banking NIM to the nearest IFRS measure.

Item 6. Directors, Senior Management and Employees

The narrative reporting in this registration statement has been prepared to align its disclosures with those of a premium listed company in the UK. Santander UK Group Holdings plc is a subsidiary of Banco Santander, S.A. The Company’s ordinary shares are not listed on the London Stock Exchange (‘LSE’). This means the Company is not required to make certain disclosures that are normally part of the continuing obligations of premium listed companies in the UK. However, the Company has plans to have listed securities and, as a result, has prepared this report in line with certain UK Listing Rules and Transparency Rules as appropriate. Santander UK is committed to achieving high standards of corporate governance and, whilst not obliged to do so, it seeks to comply with the September 2012 UK Corporate Governance Code as issued by the Financial Reporting Council (the ‘Code’) in a manner appropriate to its ownership. The Code is publicly available at www.frc.gov.uk. For purposes of this section, certain terms used, such as ‘independent’ are defined according to the Code.

BOARD OF DIRECTORS

Chair

Baroness Shriti Vadera

Chair

Appointed Independent Non-Executive Director and Joint Deputy Chair on 1 January 2015 and succeeded Lord Burns as Chair on 30 March 2015 (and Santander UK plc).

Skills and experience	Other principal appointments

Shriti Vadera (age 53) has been Non-Executive Director of BHP Billiton and AstraZeneca since 2011. She was an investment banker with S G Warburg/UBS from 1984-1999, on the Council of Economic Advisers, HM Treasury from 1999-2007, Trustee of Oxfam from 2005-2009, Minister in the Cabinet Office, Business Department and International Development Department from 2007-2009, G20 Adviser 2009-2010, and advised governments, banks, and investors on the eurozone crisis, banking sector, debt restructuring and markets from 2010-2014.	Non-Executive Director of AstraZeneca plc Non-Executive Director of BHP Billiton plc Board committee membership Board Nomination Committee (Chair)

Deputy Chair

Juan Rodríguez Inciarte

Deputy Chair

Appointed Non-Executive Director on 10 January 2014 (Santander UK plc on 1 December 2004).

Skills and experience	Other principal appointments

Juan Rodríguez Inciarte (age 63) is currently Head of Strategy for Banco Santander, S.A. Since joining Banco Santander, S.A. in 1985 he has held senior management positions across various areas of the business, including Retail Banking, Wholesale, Commercial Banking, Treasury and Markets and Risk Management. Juan has been deeply involved in Banco Santander’s global expansion and has an extensive financial services background providing strong UK banking knowledge, having been a Director of The Royal Bank of Scotland plc and National Westminster Bank plc as part of a co-shareholding arrangement with the group.

Director of Santander Consumer Finance, S.A.*

Director of Vista Capital de Expansion S.A. S.G.E.C.R.

Chairman of Saarema Inversiones, S.A.

Board committee membership

Board Risk Committee

*  Part of the Banco Santander group

Executive Directors Nathan Bostock

Chief Executive Officer

Appointed Executive Director and Deputy Chief Executive Officer on 19 August 2014 and Chief Executive Officer on 29 September 2014 (and Santander UK plc).

Skills and experience	Other principal appointments

Nathan Bostock (age 54) was appointed CEO of Santander UK on 29 September 2014. Nathan joined from The Royal Bank of Scotland Group plc (‘RBS’), where he was an Executive Director and the Santander UK Group Finance Director (October 2013 – May 2014), having joined RBS in 2009 as Head of Restructuring and Risk and Group Chief Risk Officer. Nathan previously spent eight years with Abbey National plc (now Santander UK plc) from 2001 to 2009 and served on the Board as an Executive Director from 2005 until his departure in 2009. Prior to this he held a number of other executive positions in the Banking sector.	Member of the PRA Practitioner Panel

Stephen Jones

Chief Financial Officer

Appointed Executive Director and Chief Financial Officer on 10 January 2014 (Santander UK plc on 6 March 2012). Stephen Jones announced his resignation on 28 July 2015 and will be stepping down as Executive Director and Chief Financial Officer on 30 October 2015, at which point Antonio Roman will assume the Chief Financial Officer role.

Skills and experience	Other principal appointments

Stephen Jones (age 51) joined Santander UK plc in 2011 as Head of Strategy, Corporate Development & Regulatory Affairs and was subsequently appointed Chief Financial Officer. He has extensive financial services experience focussed on senior roles in Finance and Investor Relations that provide him with extensive knowledge across multiple disciplines. Previously he held a number of senior management positions at Barclays Bank plc including Head of Investor Relations, Head of Corporate Debt Capital Markets and Equity Capital Markets and Co-Head of Corporate Investment Banking, Barclays Capital EMEA.	Member of the Board of the British Bankers Association Member of the FCA Practitioner Panel Member of the Advisory Council of The City UK Director of Abbey National Treasury Services plc

Steve Pateman

Head of UK Banking

Appointed Executive Director on 10 January 2014 (Santander UK plc on 1 June 2011).

Skills and experience	Other principal appointments

Steve Pateman (age 51) is responsible for UK Banking and has extensive financial services experience having operated across a number of functions and roles. Steve joined the Company in June 2008 as Head of UK Corporate and Commercial Banking and an Executive Committee member. Previously he worked at National Westminster Bank plc and The Royal Bank of Scotland plc where he had responsibility for Business Banking, Commercial Banking and Corporate Banking. Steve also worked on financing, restructurings, capital market and equity issues during his time in NatWest Markets, where he specialised in the leisure and retail sectors.

Member of the Chartered Banker Professional Standards Board

Member of the Chartered Banker Institute Council

Director of Abbey National Treasury Services plc

Chair of BBA Retail Committee

Director of Santander Asset Management UK Limited

Non-Executive Directors
Ana Botín

Appointed Chief Executive Officer on 10 January 2014 until 29 September 2014 at which point she assumed the role of Non-Executive Director (Santander UK plc on 1 December 2010 until 29 September 2014 at which point she assumed the role of Non-Executive Director).

Skills and experience	Other principal appointments

Ana Botín (age 54) joined the Banco Santander group in 1988 and currently serves as Executive Chairman of Banco Santander, S.A. She has been a member of Banco Santander, S.A.’s, Board and Executive Committee since 1989 and has previously served as CEO and Executive Director of Santander UK plc (December 2010 – September 2014). Ana has extensive financial services experience having led Banco Santander, S.A.’s Latin American expansion in the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury divisions. Ana is also Founder and Vice-Chair of the Empresa y Crecimiento Foundation, which finances small and medium companies in Latin America.

Executive Chairman of Banco Santander, S.A.*

Non-Executive Director of The Coca-Cola Company

Trustee of the Mayor’s Fund for London

Trustee of Fundación Botín

Chairman of Portal Universia, S.A.

Non-Executive Director of The Coca Cola Company

Board committee membership

Board Nomination Committee

*  Part of the Banco Santander group

Antonio Escámez Torres
Appointed Non-Executive Director on 10 January 2014 (Santander UK plc on 1 October 2012).

Skills and experience

Antonio Escámez Torres (age 63) has extensive board-level experience with a strong financial services background having worked in the sector since 1973. He has held a variety of Executive and Non-Executive Director-level roles across a number of international jurisdictions including Latin America, Europe and the US. Antonio was formerly a Non-Executive Director of Banco Santander, S.A.* and a member of the Santander UK Group Risk Committee and Group Technology Committee.

Other principal appointments

Chairman of Arena Media Communications España, S.A.

Vice Chairman of Attijariwafa Bank Société Anonyme*

Member of the Banco Santander International Advisory Board*

Chairman of Fundación Banco Santander*

Vice Chairman of Grupo Konectanet, S.L.

Chairman of Openbank, S.A.*

Chairman of Santander Consumer Finance, S.A.*

Vice-Chairman of Grupo Konectanet S.L.

Board committee membership

Board Risk Committee

*  Part of the Banco Santander group

José María Fuster
Appointed Non-Executive Director on 10 January 2014 (Santander UK plc on 1 December 2004).
Skills and experience	Other principal appointments

José María Fuster (age 56) is the Banco

Santander Group Innovation Managing Director and Executive Committee member. Prior to that, he was the Global Head of the Technology and Operations Division of Banco Santander, S.A.* He was appointed Chief Information Officer of Banco Santander, S.A.* in 2003, responsible for providing the technological and operational systems that support the Banco Santander group’s accounting and risk functions which provided him with a strong knowledge and focus on technology matters. He started his professional career with International Business Machines, S.A. and Arthur Andersen as a consultant and has also worked for Citibank España, S.A. and National Westminster Bank plc.

Director of Ingeniería de Software Bancario, S.L. (‘ISBAN’)*

Chief Information Officer of Banco Santander, S.A.*

Director of Santander Consumer Bank AG*

Director of Santander Consumer Holdings GmbH*

Managing Director of Banco Santander Group

Technology and Operations

Director of Portal Universia, S.A.

*  Part of the Banco Santander group

Manuel Soto
Appointed Non-Executive Director on 10 January 2014 (Santander UK plc on 1 November 2013).
Skills and experience	Other principal appointments

Manuel Soto (age 75) has significant experience in financial services gained during a 38 year career both at Executive and Board level, providing him with a deep insight across a range disciplines. At Arthur Andersen he held various roles, including EMEIA Area Managing Partner and Chairman of the Worldwide Board. Manuel has also held various Non-Executive roles including serving as a board member of Banco Santander, S.A.* for 14 years, where he was Chair of the Audit and Compliance Committee.

Member of the Advisory Board of Befesa Medio Ambiente, S.A.

Director of Cartera Industrial REA, S.A.

Member of the Advisory Board of Grupo Barceló

Director of Santander Bank, N.A.*

Board committee membership

Board Audit Committee

*  Part of the Banco Santander group

Michael Amato
Appointed Independent Non-Executive Director on 10 January 2014 (Santander UK plc on 1 August 2013).
Skills and experience	Other principal appointments

Michael Amato (age 58) is an experienced financial services executive. His core experience has been within retail banking where he has in excess of 30 years’ experience in the US, UK and other international locations, providing him with a strong understanding of retail matters. Prior to co-founding Cimarron, Inc. Mike was at Barclays Bank plc which he joined in 2006 and was appointed Global Chief Distribution and Product Management Director in 2010. Before joining Barclays, Mike was at Washington Mutual Bank in a number of senior positions, including Co-President of the retail bank in 2005.

President and CEO of Cimarron, Inc. Board committee membership Board Remuneration Committee Board Risk Committee

Roy Brown
Appointed Independent Non-Executive Director on 10 January 2014 (Santander UK plc on 21 October 2008). Roy Brown will step down as Independent Non-Executive Director with effect from 31 December 2015.

Skills and experience

Roy Brown (age 68) has extensive experience as a Non-Executive Director across various sectors. He was previously Chairman of GKN plc and a Non-Executive Director of Brambles Industries plc, the British United Provident Association Limited (‘BUPA’) and the Franchise Board of Lloyd’s of London. Formerly, he was an Executive Director of Unilever plc and Unilever NV where he held a variety of executive roles, managing businesses in Europe, Africa, and the Middle East, which has provided him with a strong geo-political focus. Roy was previously a Non-Executive Director and Deputy Chairman (2007-2008) and subsequently acting Chairman (2008) of Alliance & Leicester plc, prior to its acquisition by the Banco Santander group.

Board committee membership Board Remuneration Committee Board Risk Committee

Bruce Carnegie-Brown

Appointed Independent Non-Executive Director on 10 January 2014 (Santander UK plc on 1 October 2012). (Ceased to be classified as independent with effect from 12 February 2015 due to his appointment to the Board of Banco Santander, S.A.)

Skills and experience

Bruce Carnegie-Brown (age 55) has performed a wide variety of risk-related roles within the financial services sector, primarily in insurance and investment banking providing him with a breadth of experience and insight of financial services. He was Managing Director of JP Morgan (1985-2003), performing roles including Senior Credit Officer EMEA (1995-1997), Chairman and CEO of JP Morgan Securities Asia (1998-2000) and Head of European and Asian Debt Capital Markets (2000-2003). Following this, Bruce was CEO of Marsh Limited and President and CEO of Marsh Europe (2003-2006) and Managing Partner of 3i Group (2007-2009).

Other principal appointments

Vice Chairman of Banco Santander, S.A.*

Chairman of Aon UK Limited

Chairman of Moneysupermarket.com Group plc

Board committee membership

Board Nomination Committee

Board Remuneration Committee

Board Risk Committee (Chair)

First Vice Chairman and Lead Independent Director of Banco Santander, S.A. from 12 February 2015

*  Part of the Banco Santander group

Alain Dromer
Appointed Independent Non-Executive Director on 10 January 2014 (Santander UK plc on 1 October 2013).

Skills and experience

Alain Dromer (age 61) has over 20 years’ experience in asset management following previous roles as CEO of Aviva Investors, when he was also Chair of the ABI’s Investment Committee, Global Head of Group Investment Business at HSBC Investments and Head of Asset Management at CCF Credit Commercial de France, providing him with extensive knowledge of the sector. Prior to that, Alain gained regulatory experience through holding various roles in the Government of France, French Treasury including Section Head, World Monetary Affairs & IMF and Deputy Head, Office of Financial Markets.

Other principal appointments

Non-Executive Director of Henderson European Focus Trust plc

Non-Executive Director of Majid Al Futtaim Trust LLC

Independent Member of the Board of Moody’s Deutschland GmbH

Independent Member of the Board of Moody’s France SA

Independent Member of the Board of Moody’s Investors Service Limited

Board committee membership

Board Audit Committee

Board Remuneration Committee

Ed Giera
Appointed Independent Non-Executive Director on 19 August 2015 (Santander UK plc on 19 August 2015).

Skills and experience

Ed Giera (age 52) is an experienced Non-executive Director, having held a number of Board roles since retiring from JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. Mr Giera also provided corporate finance advisory and fiduciary services as Principal of E.J. Giera, LLC, and was formerly a Non-Executive Director for for NovaTech, L.L.C. and the Life and Longevity Markets Association. He has experience in financial services including fixed income, capital markets, financial advisory and in risk related matters.

Other principal appointments

Non-Executive Director of Pension Corporation Group Limited

Non-executive Director Renshaw Bay Real Estate Finance Fund

Non-executive Director Renshaw Bay Structured Finance Opportunity Fund

Board committee membership

Board Risk Committee (Chair*)

Board Audit Committee

Board Remuneration Committee

Board Nomination Committee

*  Ed Giera will assume this position on 1 November 2015

Chris Jones
Appointed Independent Non-Executive Director on 30 March 2015 (Santander UK plc on 30 March 2015).

Skills and experience

Chris Jones (age 59) has significant experience in Financial Services, being former leader of the PricewaterhouseCoopers Financial Services practice, EMEA, specializing in the audit of banks and other financial institutions since the mid 1980’s.

Other principal appointments

Chair of the Advisory Board of Association of Corporate Treasurers

Non-Executive Director of Redburn (Europe) Limited

Co-opted Trustee of the Investment Committee of the Civil Service Benevolent Fund

Member of the Advisory Board of the Financial Services Faculty of the ICAEW

Board committee membership

Board Audit Committee (Chair)

Board Nomination Committee

Board Remuneration Committee

Board Risk Committee

Genevieve Shore
Appointed Independent Non-Executive Director on 18 May 2015 (Santander UK plc on 18 May 2015).

Skills and experience

Genevieve Shore (age 46) Genevieve Shore is currently a Non-Executive Director of Moneysupermarket.com Group plc, Scottish Television (STV Group plc) and Next Fifteen Communications Group plc bringing technology and digital media expertise to their respective Boards. She currently Chairs the Remuneration Committees of Next Fifteen Communications Group plc and STV Group plc, together with being a member of the STV Group plc Board Nominations Committee. She is also a member of the Board Audit and Nomination Committees of Next Fifteen Communications Group plc as well as a member of Board Audit, Risk, Remuneration and Nominations Committees

Other principal appointments

Non-Executive Director of Moneysupermarket.com Group plc

Non-Executive Director of Scottish Television (STV Group plc)

Non-Executive Director of Next Fifteen Communications Group plc

Member of Advisory Board of Great Fridays

Strategic Advisor of Edukey Education Ltd.

Board committee membership

Board Audit Committee

Board Risk Committee

Board Remuneration Committee

Scott Wheway Senior Independent Director
Appointed Independent Non-Executive Director on 10 January 2014 (Santander UK plc on 1 October 2013) and Senior Independent Director on 18 May 2015.

Skills and experience

Scott Wheway (age 48) brings extensive retail and consumer knowledge to the Board. He has extensive experience in the retail sector, having formerly held various senior roles within Tesco plc, including Operations Director and CEO, Tesco Japan. Following this, he was CEO of Best Buy Europe and Managing Director of Boots Company plc (now known as The Boots Company Ltd) and Managing Director and Retail Director of Boots the Chemist at Alliance Boots plc. Scott also has experience of the financial services sector through his Non-Executive directorship of Aviva plc, where he was Chairman of the Remuneration Committee and is now Chair of the Governance Committee and a member of their Audit and Governance Committees.

Other principal appointments

Non-Executive Director of Aviva plc

Chair of the Governance Committee of Aviva plc;

Member of the Risk Committee of Aviva plc

Chairman of Aviva Insurance Limited

Board committee membership

Board Nomination Committee

Board Remuneration Committee (Chair)

Board Risk Committee

Board Audit Committee

Corporate Governance Report

The principal activities of the Santander UK group are carried on by Santander UK plc and its subsidiaries. The Boards of the Company and Santander UK plc comprise the same Directors. The Board meetings of the Company are held concurrently with those of Santander UK plc where necessary, with items of business specific to the Company identified and recorded as appropriate, reflecting the decisions taken by the Board of the Company. Given the unified business strategy and common Corporate Governance and Risk Frameworks of the Company and Santander UK plc, the Corporate Governance disclosures contained within this report replicate those of Santander UK plc to ensure full and transparent disclosure. The disclosures contain additional narrative in respect of the Company, where appropriate.

CORPORATE GOVERNANCE STATEMENT

Statement of compliance with the UK Corporate Governance Code

The Board confirms that, for the period ended 31 December 2014, Santander UK has applied those principles and provisions of the Code, as appropriate given its ownership structure.

Governance structure

The Board (including through the Department for Environment, Food & Rural Affairs (‘DEFRA’) conversion factors for greenhouse gas reporting. DEFRA Standard) delegates certain responsibilities to Committees to assist in discharging its duties as set out below. The Committees play an essential role in supporting the Board to discharge its duties. More information on the work of the Committees can be found later in this report.

Santander UK Group Holdings plc Board

Santander UK plc Board

Board Audit Committee	Board Nomination Committee	Board Remuneration Oversight Committee	Board Risk Committee

Oversight of financial reporting and internal control matters	Oversight of Board and Board Committee composition and effectiveness, and Board and Executive appointments and succession plans	Oversight of overarching principles and parameters of remuneration policy	Oversight and advice to Board on current and future risk exposures and management of overall risk appetite

The Board

At the year-end, the Board comprised the Chair, three Executive Directors, six Non-Executive Directors and six Independent Non-Executive Directors. Our current Chair, Shriti Vadera, was deemed independent upon appointment. In addition, the Board determined that Michael Amato, Roy Brown, Alain Dromer, Chris Jones, Genevieve Shore and Scott Wheway met the independence criteria set out in the Code. Short biographies of each Director, which illustrate the diverse range of skills and experience that they bring to the Board, are set out under ‘—Board of Directors’ above.

The Board considers that, at the current time, it is of an appropriate size to oversee Santander UK’s business, with a structure that ensures that no individual or group dominates the decision-making process. The Board is satisfied that the Chair and those Directors who have external directorships have sufficient time available to discharge their responsibilities and to be effective members of the Board.

The Company does not require the Directors to offer themselves for re-election every year or for new Directors appointed by the Board to offer themselves for election at the next Annual General Meeting.

Board changes

Nathan Bostock was appointed to the Board as an Executive Director and Deputy CEO on 19 August 2014 and was subsequently appointed CEO on 29 September 2014. Ana Botín relinquished her office of CEO on 29 September 2014 following her appointment as Executive Chairman of Banco Santander, S.A. and remained on the Board as a Non-Executive Director. José María Nus, who had served as Chief Risk Officer and Executive Director, resigned from the Board on 1 April 2014 and returned to a senior role at Banco Santander, S.A.

Since the year-end, Shriti Vadera joined the Board as Joint Deputy Chair on 1 January 2015 and succeeded Lord Burns as Non-Executive Chair on 30 March 2015. The Board have determined that for the purpose of the Code, Shriti Vadera was independent upon appointment. In addition, Bruce Carnegie-Brown, currently chair of the Board Risk Committee, ceased to be deemed independent on the Board of the Company upon his appointment to the Board of Banco Santander, S.A. on 12 February 2015. Ed Giera, who was appointed on 19 August 2015 as an Independent Non-Executive Director, will assume the Chairmanship of the Board Risk Committee on 1 November 2015. Rosemary Thorne, as Independent Non-Executive Director and Santander UK’s designated financial expert, completed nine years in office on 30 June 2015, and was succeeded by Chris Jones as chair of the Board Audit Committee. Genevieve Shore was appointed as a Non-Executive Director on 18 May 2015. José María Carballo resigned as a Non-Executive Director with effect from 30 March 2015. Current Board Director Scott Wheway was appointed as the Senior Independent Director on 18 May 2015. Stephen Jones announced his resignation on 28 July 2015 and will be stepping down as Executive Director and Chief Financial Officer on 30 October 2015, at which point Antonio Roman will assume the Chief Financial Officer role. In addition, Roy Brown stepped down as Chair of the Board Remuneration Committee with effect from 1 September 2015 (at which point Scott Wheway assumed that role) and will step down as an Independent Non-Executive Director with effect from 31 December 2015.

Roles and responsibilities of the Board

The key responsibilities of the Board (including through the Santander UK plc Board) are set out under ‘—Board and Board Committee Responsibilities.’ There is a clear division of responsibility between the Chair and CEO; the Chair is responsible for the leadership of the Board, and the CEO leads the management of the business. The division of responsibilities between the Chair and CEO is set out in writing and agreed by the Board. There is a formal schedule of matters reserved to the Board and a schedule of matters delegated to the CEO in place. Details of the roles of the Board and Company Secretary are set out below.

Chair

•	Overall responsibility for leading the Board.

•	Maintains, develops and leads an effective Board.

•	Plans and manages the Board’s business.

•	Acts as its figurehead and promotes the highest standards of corporate governance.

•	Sets the Board’s agenda and ensures the delivery of accurate, timely and clear information.

•	Ensures the active and constructive engagement of the Directors.

CEO

•	Provides leadership of Santander UK.

•	Responsible for developing and delivering Santander UK’s strategy and financial results within the policies and values established by the Board.

•	Strives consistently to optimise resources and achieve financial and operating objectives.

•	Ensures the appropriate management of day-to-day business affairs.

Executive Directors

•	Assists with the development and delivery of Santander UK’s strategy and financial results.

•	Provides the Board with specialist knowledge and experience.

•	Makes and implements decisions on all matters affecting Santander UK’s operation, performance and strategy and for the successful leadership of Santander UK.

Non-Executive Directors, including Independent Directors

•	Assists management with the development of strategy.

•	Provides constructive oversight of the performance of management against agreed targets, goals and Risk Appetite.

•	Actively participates in the decision-making process.

•	Assists management with setting the overall culture of Santander UK.

Company Secretary

The Company Secretary works closely with the Board on constitutional and corporate governance issues. He provides direction and leadership to maintain and enhance sound standards of Corporate Governance and helps shape an appropriate schedule of topics for the year ahead, ensuring a good flow of information.

Access to advice and resources

All Directors have access to the advice and services of the Company Secretary and may take independent professional advice at Santander UK’s expense where necessary. The Company Secretary ensures that the Directors are provided with sufficient resources to undertake their duties.

Directors’ induction and ongoing professional development

The Directors receive a comprehensive induction programme tailored to their skills and experience. Responsibility for designing the individual inductions and for the ongoing professional development of all Directors resides with the Chair, assisted by the Company Secretary. The induction programme includes an introduction to the Board, the Company Secretary, key executives and business areas, including visits to Santander UK’s key sites, and covers a wide range of topics, including strategy, key risks and topical issues, and the legal and regulatory landscape. The Non-Executive Directors on the Board recommended for appointment by Banco Santander, S.A. provide the Directors with regular opportunities to interact with the Company’s shareholder.

The Directors also attend regular training and briefing sessions for ongoing professional development in order to update and refresh their skills and knowledge.

Board tenure of Santander UK plc Directors	Santander UK plc Board composition by skills

Overview of 2014 activities

The Chair, together with the CEO and Company Secretary, ensure that the Board has an appropriate forward-looking schedule, so that its time is focused on matters of strategic importance. This remains subject to continuous review and is amended during the year to provide the Board flexibility to consider an appropriate breadth of matters.

Each regular monthly Board (including the Santander UK plc Board) meeting receives for its consideration the following updates:

•	Management update – led by the CEO and Executive Directors covering key strategic priorities and projects (as well as associated opportunities) together with business plans and performance. It also covers industry-wide developments critical to Santander UK’s strategic objectives;

•	Enterprise-wide risk report – covering the key enterprise-wide risk developments, indicators and associated actions taken to ensure that Santander UK operates within Risk Appetite; and

•	Company Secretary’s report – covering key statutory and governance matters including external developments and likely associated impacts.

In addition to the monthly reporting above, the Board considers and discusses in-depth quarterly presentations from the Chief Internal Auditor on key areas to ensure robust internal controls and progress of business areas against previous audit recommendations. The Executive Director, Head of UK Banking also provides quarterly updates on Santander UK’s customer experience, examining whether the right customer outcomes are delivering against our customer-related strategies. The Board also receives frequent reports from the Chairs of the Board Committees on their work and significant developments within their remit that require further consideration by the Board.

In addition to these recurring items, in 2014 the Board’s attention was particularly focused on key matters and strategic activities, certain of which are shown below:

Matters considered throughout the year

•	Market context – Analysis of market context, strategic opportunities and challenges for Santander UK.

•	Strategy – Deep-dive into our mortgage strategy and key strategic developments.

•	Innovation – focus on Santander UK’s innovation agenda and forward-looking strategy.

•	Risk Framework – A detailed review of the Risk Framework and Risk Appetite.

•	Regulatory environment – Consideration of the external regulatory environment and anticipated developments as well as a focus on Santander UK’s Regulatory and Conduct Strategy Programme.

•	Regulatory – Presentations from the PRA and FCA.

•	Products and campaigns – Consideration of our products and marketing campaigns (both current and forward-looking) as well as a focus on our digital initiatives.
•	Critical infrastructure and technology resilience – Consideration of Santander UK’s infrastructure and technology resilience and associated risk mitigation.

•	Culture – Examination of the desired culture that defines Santander UK and progress made.

•	Recovery and Resolution Plan – Consideration of the Recovery and Resolution Plan as well as how Santander UK is preparing for the impacts of the Banking Reform legislation.

•	Banking Reform – Detailed consideration of Banking Reform planning and associated updates.

•	Capital adequacy – Consideration and approval of the Individual Capital Adequacy Assessment Plan (‘ICAAP’).

•	Liquidity adequacy – Consideration and approval of the Individual Liquidity Adequacy Assessment (‘ILAA’).

In May 2014, in addition to the usual monthly meeting, the Board held a Strategy Day to discuss and debate Santander UK’s current and future challenges and ensure alignment of thinking on those critical matters. This day was devoted to an in-depth analysis of Santander UK’s strategic priorities, by looking at its expected future performance as well as examining domestic and global trends in the financial services markets and the implications for Santander UK. The day will remain a critical part of the Board’s calendar in 2015 and beyond.

Planned activities in 2015

The Board (including through the Santander UK plc Board) will continue to review, approve and guide corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans. Banking reform will be a particular area of focus for the Board over the coming year as we further develop our legal and operating structure. This will require detailed consideration to ensure not only the future viability of Santander UK’s business model, but also a smooth journey and good outcome for its customers.

The Board will continue to devote time to ensuring that it has a deep understanding of core business areas through a rolling programme of ‘deep-dives’. In addition, it will ensure that it has an effective appreciation of developments, innovation and the competitive environment within the banking sector, so that Santander UK is well placed to pre-empt and meet the changing demands of its customers.

As in previous years, the Board will hold a Strategy Day which will enable a focussed review of those issues which it considers to be most important to the sustained success of the business. This will also provide an opportunity for the Board to consider how the business is giving life to its core values and behaviours in the implementation of its business strategy.

The Board will also maintain its close scrutiny of the internal operating environment, and the effectiveness of risk management and a strong risk culture across the business. This will provide the Board with appropriate assurance that Santander UK is managed prudently and in a way which is consistent with fair outcomes for its stakeholders.

Board effectiveness and evaluation

The Board (including the Santander UK plc Board) composition and the skills, experience and knowledge of the Directors contribute greatly to the overall effectiveness of the Board. In order to maintain its effectiveness, the composition of the Board and the Board Committees, together with succession planning arrangements, are kept under continuous review.

The Board remains committed to continuous improvement and ongoing implementation of the actions identified as part of the external Board Effectiveness review of the Santander UK plc Board conducted during 2013 by Bvalco Limited. A legal firm engaged by Santander UK from time to time holds a 20% shareholding in Bvalco Limited.

Since the external effectiveness review, the Board agenda has been reshaped to ensure that there is an appropriate balance of forward-looking and strategically-focussed matters for discussion. A dedicated Board Strategy Day is now held each year and the form of the agenda has been realigned to allow the Board to focus on the most pertinent matters at each meeting. In addition, Board learning and development remains a key area of focus with a more tailored approach planned for 2015.

Directors’ conflicts of interest

The Companies Act 2006 provides that a Director must avoid situations where he/she can have a direct or indirect interest that conflicts or might conflict with the interests of the Company (‘Situational Conflicts’). The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise Situational Conflicts. The Board confirms that such powers have been operated effectively and that a formal system for Directors to declare their interests and for the non-conflicted Directors to authorise Situational Conflicts continues to be in place. Any authorisations given are recorded by the Secretariat Department.

Service contracts and letters of appointment

All Executive Directors have a service contract and all Non-Executive Directors have a letter of appointment.

Board Committees

The Board Committees play an essential role in supporting the Board (including the Santander UK plc Board) to discharge its duties, as well as implement its vision and strategy and provide focussed oversight of key aspects of the business.

The role and responsibilities of each Board Committee are set out in formal Terms of Reference, which are reviewed at least annually and are summarised below. The Board Committees make recommendations to the Board as they see fit, as contemplated by their Terms of Reference. The Chair of each Committee reports to the Board after each meeting on the matters discussed and the minutes of each meeting, other than the Board Nomination Committee, are provided to the Board for information. Each Committee has a formal schedule of topics that set out the matters to be discussed during the year. The schedules are reviewed and updated regularly which allows the inclusion of matters as they arise and require attention.

The activities undertaken by each of the Committees, together with planned activities for 2015 are set out in the Board Committee reports below. The full Terms of Reference for each Committee are available on Santander UK’s website www.aboutsantander.co.uk and from the Company Secretary upon request.

Board and Board Committee responsibilities

Committee	Key responsibilities

Board (including the Santander UK plc Board)	•	Review, approve and guide corporate strategy, major plans of action, Risk Appetite and policies, annual budgets and business plans; set performance objectives; monitor implementation and corporate performance; and oversee major capital expenditures, acquisitions and disposals;

	•	Monitor the effectiveness of Santander UK’s governance practices and make changes as needed to ensure alignment with current best practices;

	•	Oversee the process of external disclosure and communications;

	•	Set the vision for Santander UK’s values and standards and oversee management’s implementation of this; and

	•	All other matters of such importance as to be of significance to Santander UK as a whole because of their strategic, financial or reputational implications or consequences.

Board Nomination Committee	•	Lead the process for Board appointments, including the identification, nomination and recommendation of candidates for appointment to the Board;

	•	Review regularly the structure, size, composition and skills mix of the Board and its Committees;

	•	Consider succession planning for Directors and other senior executives together with associated methodology;

	•	Review the results of any Board effectiveness review conducted during the year;

	•	Review annually the time commitment required from Non-Executive Directors; and

	•	Keep up to date and fully informed about strategic issues, regulatory developments and commercial changes affecting the Santander UK group and the market in which it operates.

Board Audit Committee	•	Monitor and review the integrity of the financial reporting and internal financial controls by ensuring the appropriate resolution of significant financial reporting or control issues and the clarity of disclosures in the narrative reporting;

	•	Monitor and review the effectiveness of the Internal Audit function;

	•	Monitor and review the External Auditors’ performance and their engagement for non-audit services, and ensure objectivity and independence is safeguarded in relation to non-audit services; and

	•	Ensure the adequacy of Santander UK’s Whistleblowing arrangements.

Board Risk Committee	•	Review the Risk Framework and recommend it to the Board for approval;

	•	Advise the Board on Santander UK’s overall Risk Appetite, tolerance and strategy;

	•	Oversee and advise the Board on Santander UK’s current risk exposures and future risk strategy; and

	•	Review the effectiveness of the risk management systems and internal controls.

Board Remuneration Committee	•	Oversee and supervise the implementation of policies and frameworks covering remuneration and reward;
	•	Provide governance and strategic input into executive and employee remuneration and reward activities; and
•

Ensure the UK remuneration and reward strategy attracts and retains talent, motivates performance and ensures compliance with regulatory remuneration requirements, whilst encouraging the demonstration of appropriate behaviours.

Board Committee composition

The Board and Board Nomination Committee consider the composition of each Committee to ensure that an appropriate balance of skills, experience, and independence is in place to enable them to discharge their respective duties and responsibilities effectively. The Committees’ chairmanship and membership are kept under review and are refreshed as appropriate to ensure that undue reliance is not placed upon particular individuals.

To ensure there is an opportunity for an ongoing exchange of information between the Board Committees there is an overlap of membership of Non-Executive and Independent Directors across the Committees. Given the overlap in internal controls and risk management responsibilities between the Board Audit Committee and Board Risk Committee, the respective Chairs of each of these Committees also serve as members on each Committee. This common membership ensures co-ordination and cohesion between both Committees.

The reports of the Board Committees are set out below and provide an overview of the key activities of the Committees during 2014 and planned activities for 2015.

Current committee membership

Director	Santander UK Board	Board Audit Committee	Board Risk Committee	Board Nomination Committee	Board Remuneration Committee

Shriti Vadera	¢			¢

Michael Amato	¢		¢		¢

Nathan Bostock	¢

Ana Botín	¢			¢

Roy Brown	¢		¢		¢

Bruce Carnegie-Brown	¢		¢	¢	¢

Alain Dromer	¢	¢			¢

Antonio Escámez Torres	¢		¢

José María Fuster	¢

Ed Giera	¢	¢	¢	¢	¢

Juan Rodríguez Inciarte	¢		¢

Chris Jones	¢	¢	¢	¢	¢

Stephen Jones	¢

Steve Pateman	¢

Genevieve Shore	¢	¢	¢		¢

Manuel Soto	¢	¢

Scott Wheway	¢	¢	¢	¢	¢

¢ – Chair

¢ – Member

BOARD NOMINATION COMMITTEE REPORT

Membership, attendance and skills

During 2014, we held seven meetings. With effect from 1 January 2014, the membership of the Committee was expanded to include Michael Amato, Alain Dromer and Scott Wheway. This enabled all Independent Non-Executive Directors to contribute to the important business covered by the Committee. As a result of Bruce Carnegie-Brown’s appointment to the Board of Banco Santander, S.A. on 12 February 2015 he ceased to be deemed independent on the Board of the Company.

With effect from 1 January 2015, Shriti Vadera was appointed a member of the Board Nomination Committee and assumed the role of Chair of the Committee with effect from 30 March 2015, aligned to the date that she assumed the role of Chair of the Board of Directors. On 18 May 2015, Chris Jones was appointed a member of the Committee. Roy Brown, Michael Amato, Juan Rodríguez Inciarte and Alain Dromer stepped down as members of the Committee as at 27 July 2015, on which date Ana Botín rejoined the Committee (having previously stepped down from the Committee on 25 Februrary 2014). On 1 September 2015, Ed Giera was appointed to the Committee.

The Code recommends that a majority of members of the Board Nomination Committee are independent. As a result of the membership changes referred to above, the Committee satisfies the membership criterion.

Key responsibilities

The key responsibilities delegated to the Board Nomination Committee are set out under ‘—Board and Board Committee Responsibilities.’

Overview of 2014 activities

Throughout the year, we remained focussed on the continuous improvement of the Board and Board Committees. This included the ongoing review of the Board’s structure, size and composition. In particular, significant time was committed to the search for the successor to the Chair position and the appointment of Nathan Bostock as Deputy CEO and ultimately CEO. We were supported with the search for the Chair position by Russell Reynolds Associates. In addition, we considered the ongoing importance of the balance of membership of the Board and Board Committees, diversity of skills and experience, and succession planning arrangements in place at both a Board and senior management level. As part of our activities throughout the year, diversity remained a key consideration and important area of focus, supported by the publication of a Board Diversity Policy to complement the already established Santander UK Diversity & Inclusion Policy. An overview of key activities for the year is shown below.

Chair’s succession

One of the key responsibilities of the Board Nomination Committee is to lead the process for any appointments to the Board. This includes a formal, rigorous and transparent procedure for the appointment of new directors, with candidates identified and selected on merit against objective criteria with due regard to the benefits of diversity on the Board.

In particular, the Board Nomination Committee started to plan for a successor to the Chair position in the first quarter of 2014, following the announcement of Lord Burns’ intention to step down as Chair of the Board by the year-end. This process was led by Scott Wheway, one of the Company’s Independent Non-Executive Directors, utilising his extensive experience in this area. With the support of Russell Reynolds Associates, a comprehensive search was conducted, having due regard to objective criteria as well as the diversity agenda. This comprehensive search resulted in the appointment of Shriti Vadera as his successor. Shriti Vadera brings a wealth of experience in the UK and global economies, as well as extensive banking experience, and is committed to building on our record as a scale challenger in UK banking and our work to help people and businesses prosper. Shriti Vadera assumed the role of Joint Deputy Chair with effect from 1 January 2015 to ensure an orderly transition and formally succeeded as Chair on 30 March 2015.

CEO appointment

Following the death of the then Banco Santander Group Chairman, Emilio Botín, Ana Botín assumed the role of Banco Santander Group Executive Chairman with effect from 10 September 2014. As a result, she relinquished the office of CEO of Santander UK plc on 29 September 2014 but remains on our Board as a Non-Executive Director. The appointment of Nathan Bostock as Deputy CEO on 19 August 2014 represented a key step in ensuring that Santander UK was well positioned for succession. As a result, we recommended, and the Board approved, the appointment of Nathan Bostock as CEO of Santander UK with effect from 29 September 2014. Nathan Bostock brings a wealth of experience and an excellent track record in banking, operating at executive levels in the banking sector for over 22 years.

Succession planning

An important role of the Committee is to ensure that robust succession plans are in place for the Board and senior management team. We spent a great deal of time throughout 2014 reviewing succession plans and ensuring that the succession pipeline and methodology being followed remained robust. Given the work conducted by the Committee in 2014, we are comfortable that succession plans remain in place and continue to evolve which will enable us to continue to take a forward-looking and proactive approach to future Board and senior management appointments aligned to the needs of Santander UK. This position is further evidenced by the appointment of a number of senior level positions from talent within Santander UK. As a result of José María Nus relinquishing his position on the Board with effect from 1 April 2014 to return to a senior role at Banco Santander, S.A., we considered the appointment of a replacement Chief Risk Officer. We were delighted to recommend the appointment of Keiran Foad as Chief Risk Officer (previously Deputy Chief Risk Officer) as successor to José María Nus in that capacity. In addition, following Karen Fortunato’s retirement from Santander UK, we appointed Shaun Coles as her successor as Company Secretary (previously Deputy Company Secretary).

Board member skills and experience

During 2014, the Committee kept the overall mix of Board member skills and experience under review in order to ensure that the Board remained well placed to meet the future challenges facing Santander UK. In particular, the Committee takes a proactive approach to planning for future appointments ensuring that any recruitment adds to the collective skill set of the Board. Furthermore, the Committee undertakes an annual review of Director time commitment and tenure. Rosemary Thorne, as Independent Non-Executive Director and Santander UK’s designated financial expert, completed nine years in office on 30 June 2015, and was succeeded by Chris Jones as chair of the Board Audit Committee. Ed Giera, who was appointed on 19 August 2015 as an Independent Non-Executive Director, will assume the Chairmanship of the Board Risk Committee on 1 November 2015.

Diversity

During the year, the Committee reviewed the Board’s published Diversity Policy, which reflected the new CRD IV regulations which came into force on 1 January 2014. Following review, the Committee recommended the Board Diversity Policy to the Board, which is available on Santander UK’s website www.aboutsantander.co.uk. The Board continues to make progress in broadening the diversity of the Board and of senior management. In 2015, the Board intends to make further progress against the policy to ensure that it continues to drive the benefits of a diverse Board and colleagues across the business.

At 31 December 2014, 12% of the Board was female and, following the appointment of Shriti Vadera, female representation increased to 18%. Gender diversity statistics for Santander UK can be found on page 66. Although we are pleased with the progress achieved, we believe that diversity should be considered in its broadest sense, encompassing experience and background. We remain committed to maintaining a diverse Board as well as moving further towards our aim to have 25% female representation on the Board by 2017. However, all Board appointments will continue to be based on merit, with the prime consideration being to maintain and enhance the Board’s overall effectiveness.

Corporate governance

The Committee oversaw the Board’s governance arrangements to ensure that they reflected best practice and remained fit for purpose. In 2014, the Committee received regular corporate governance updates from the Company Secretary. The reports detailed the impact of emerging regulation would have on the Board and its corporate governance practices. The Committee also examines the proposed corporate governance disclosures in Santander UK’s Annual Report.

Board effectiveness

Throughout 2014, the Committee remained mindful of the actions identified and recommended by Bvalco Ltd as part of the external Board effectiveness review of the Santander UK plc Board conducted during 2013. Such actions were aligned to the Board’s commitment to continuous improvement, which remains a key area of focus.

Planned activities for 2015

For 2015, we will maintain our support for the Board’s commitment to continuous improvement. We will undertake a further effectiveness review in 2015 in preparation for a future externally facilitated review. The composition of the Board and Board Committees will remain under constant review in order to ensure that we remain well placed for the future challenges ahead. In particular, we will continue to monitor and enhance the skills and experience requirements of Santander UK to ensure that we are best placed to deliver against our strategic objectives. Ensuring that robust succession plans are in place and kept under regular review will continue to be an important part of our work for 2015. We remain fully aware of the emerging developments in Corporate Governance arrangements applicable to banking institutions and will continue to take these into account throughout 2015 and beyond.

We will continue to consider Board and senior management diversity, including further progressing our aims under Santander UK’s Board Diversity Policy. Future Board appointments will continue to be made on merit, having due regard for the benefits of diversity, including gender. We will also continue to develop measurable objectives to implement the Board Diversity Policy which will be aligned with our ambitions in this important area.

BOARD RISK COMMITTEE REPORT

Membership, attendance and skills

During 2014, we held 12 meetings and established a sub-committee for the purpose of approving Santander UK’s stress test results as detailed below. On 1 January 2014, the membership of the Committee was expanded to include Scott Wheway. The Terms of Reference require the majority of the members to be Independent Non-Executive Directors. With the exception of Antonio Escámez Torres and José María Carballo (who stepped down as a director as of 30 March 2015), all members were Independent Non-Executive Directors therefore satisfying this membership criterion. As a result of his appointment to the Board of Banco Santander, S.A. on 12 February 2015, Bruce Carnegie-Brown, currently chair of the Committee, ceased to be deemed independent on the Board of the Company. Ed Giera, who was appointed on 19 August 2015 as an Independent Non-Executive Director, will assume the Chairmanship of the Committee on 1 November 2015. On 30 March 2015, Chris Jones was appointed to the Committee. On 1 September 2015, Juan Rodríguez Inciarte and Genevieve Shore were appointed to the Committee. Chris Jones and Genevieve Shore are Independent Non-Executive Directors and therefore the Committee satisfies the membership criterion.

Key responsibilities

The key responsibilities delegated to the Board Risk Committee are set out under ‘—Board and Board Committee Responsibilities.’

Overview of 2014 activities

Throughout the year, the Committee received comprehensive Enterprise-Wide Risk Management reports from the Risk Division and Executive to enable it to oversee the performance of Santander UK against the approved Risk Appetite, including a focus on top and emerging risks, which are outlined in ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review—Top Risks’ and set out in detail in ‘Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk Review.’ These reports were supplemented by more detailed reviews of particular aspects of our risk profile on a periodic basis, together with deep dives into specific matters requested by the Committee, further detail on which is set out below. We also reviewed the Risk Appetite and Risk Framework as set out below.

Consistent with last year, credit risk, operational risk and conduct risk continue to be our main areas of focus. Other matters reviewed included the capital and liquidity position, including stress scenarios, significant internal control matters, and other specific risks such as IT and pensions. The Committee also reviewed in detail Santander UK’s ICAAP, its Recovery and Resolution Plan, and its ILAA, making recommendations in respect of each to the Board.

The Committee met its key responsibilities as follows:

Advise the Board on the overall Risk Appetite, tolerance and strategy

The reports from the Risk Division enabled us to oversee Santander UK’s performance against the 2014 Risk Appetite, which was approved by the Santander UK plc Board in 2013. We reviewed and challenged the risk management information provided to us, seeking further reports, analysis and explanations from the Risk Division and other units responsible for the control of risk and business functions, as appropriate, to ensure a full understanding of the risks facing Santander UK. This was then used to assess and challenge proposals from the Executive in respect of Risk Appetite throughout the year, with the Committee reviewing management’s recommendations regarding specific limits in the business. At our meeting in December, we reviewed and challenged the proposed Risk Appetite for 2015 in detail and recommended this to the Board for approval.

Review the effectiveness of the risk management systems and internal controls

We received regular reports on the implementation of the risk control self assessment programme during the course of the year and considered the results of this programme at our meeting in December. In recognition of the importance of risk culture in the effective delivery of risk management and internal controls, we also monitored the implementation and embedding of Santander UK’s Risk Culture programme, including its alignment to the Santander Way and ‘Simple, Personal, Fair’.

Review the risk management framework and recommend it to the Board for approval

Following the approval by the Board of a revised Risk Framework, as recommended by the Committee we approved individual frameworks for each risk type and worked to ensure that the Risk Framework was being embedded consistently across Santander UK during the year. In the second half of 2014, we conducted our annual review of Santander UK’s Risk Appetite to ensure that it remained appropriate for the business and that Santander UK’s strategy was consistent with its Risk Appetite.

Oversee and advise the Board on Santander UK’s current risk exposures and future risk strategy

During 2014, we reviewed Santander UK’s exposure to the risks below and also analysed emerging themes, including regulatory, macroeconomic and global risks, which could affect Santander UK’s ability to achieve its strategic goals.

Risk	Board Risk Committee review

Credit risk	The Committee considered monthly reports on the overall credit quality of Santander UK’s loan portfolios. Specific areas of focus included:

• Retail Banking – forbearance, the standard variable rate mortgage portfolio, mortgage affordability, and the development of risk systems.

• Commercial Banking – higher risk elements of the portfolio, principally corporate real estate.

• Corporate & Institutional Banking – large exposures and country risk.

Market risk	The Committee considered a detailed presentation on market risk and also reviewed the use of trader prices and Santander UK’s systemic exposure to LCH Clearnet (‘the London Clearing House’).

Balance sheet management risks

The Committee reviewed the Santander UK plc group’s ILAA and ICAAP regulatory submissions, which we then recommended to the Santander UK plc Board for approval. The review of the stress scenarios helped us to satisfy ourselves that balance sheet management risks were being effectively mitigated by management.

During the year the Committee also considered proposed changes to Santander UK’s defined benefit pension scheme (the ‘Scheme’) and the proposed Scheme Deficit Repair Plan.

Operational risk

A significant amount of the Committee’s time during 2014 was devoted to the consideration of operational risk matters, ranging from the monitoring of the delivery of the overall Operational Risk Transformation Programme and embedding of risk policies, through to consideration of specific areas of operational risk such as document retention, the management of supplier risk and fraud prevention.

During the year, a series of operational risk key risk indicators was developed, which we reviewed, challenged and approved. Operational risk remains an area of significant regulatory focus for Santander UK with the PRA conducting a detailed review during the autumn, the results of which we considered.

Conduct risk

We oversaw the implementation within Santander UK of the changes required in respect of the MMR and the transfer of regulation of consumer credit business from the Office of Fair Trading to the FCA. Conduct risk has been a lens through which we have reviewed various business change initiatives such as the creation of a retail branch in Jersey and further product simplification.

The Committee monitored customer satisfaction feedback and complaints, and oversaw the results of mystery shopping exercises undertaken by Santander UK to assure itself about the embedding of cultural change across the business and to drive improvement in customers’ experience in dealing with Santander UK.

The Committee also considered conduct risks associated with interest-only mortgages.

Regulatory risk

Throughout the year the Committee monitored the volume of regulatory change emanating from the UK, Europe and the US, considering the ramifications for Santander UK and providing feedback to management in respect of related consultation exercises.

On the conduct of business, the volume of demands from regulators with respect to stress testing, multiple Asset Quality Review, market reviews and general information requests place an extraordinary burden on Santander UK and on the resources of the Risk Division in particular.

Legal risk	The Committee considered progress with embedding legal risk awareness within Santander UK, leading to more effective controls and decreased legal risk.

Other significant areas of focus included:

Area of focus	Board Risk Committee review

Stress testing

As part of the new Bank of England Concurrent Stress Test, the Committee (and subsequently a sub-committee consisting of the Chair, Rosemary Thorne and Scott Wheway established to devote additional time and focus) provided review and challenge of both the stress testing approaches and results.

We monitored the development of the PRA’s requirements; reviewed the stress scenarios and constraints; monitored the process and governance by which the stress testing was conducted; considered management’s interpretation of the scenarios, together with the significant assumptions made, providing advice and recommendations. The sub-committee gave final recommendation to the Committee and Board to formally approve the stress test results.

Information Technology (‘IT’)

During the year, the Committee reviewed a range of IT risk-related matters including cyber security, legacy systems and the programme for Santander UK’s new Data Centre.

Given the issues experienced by some other banks, we also reviewed Santander UK’s IT resilience, including new key risk indicators, and approved a new IT Risk Appetite statement.

Change programmes	We assessed and challenged the risk aspects of a range of change programmes during the year and reported to the Board on our findings.

Scottish independence	As part of its monitoring of emerging risks during the year, the Committee considered a detailed report setting out the potential risk to both Santander UK and the economy generally of a ‘Yes’ vote in the referendum which took place in September 2014.

Wholesale banking risk	During 2014, we reviewed a programme to improve the management and controls around our wholesale business, in light of our strategic plans for growth in this area.

Planned activities for 2015

Priorities for 2015 will remain similar to those in 2014. Enterprise-Wide Risk Management and the progression of embedding the Risk Framework will be a continued priority along with the Risk Culture programme. Credit risk, together with operational risk and conduct risk will be our prime focus in respect of risk types. The changing regulatory environment and its implications continue to be significant agenda items as will emerging macro economic factors (such as the slowdown in economic growth in the eurozone) and emerging social and political developments (including the UK General Election).

In order to ensure that the risk management arrangements deliver outcomes that are consistent with our focus on financial resilience and improving our customer experience, we will: closely monitor financial and non-financial risk performance against Risk Appetite; challenge management on risk-related issues; and keep a focus on emerging risks including the UK political, economic and regulatory environment, and IT developments. This will enable us to develop a better radar screen of forward-looking risk, improving our ability to anticipate risks to the successful execution of Santander UK’s strategy.

BOARD AUDIT COMMITTEE REPORT

Membership, attendance and skills

During 2014, we held 15 meetings. On 1 January 2014, Roy Brown and José María Carballo stepped down and Alain Dromer and Manuel Soto were appointed to the Committee. The new members bring considerable financial experience to the Committee. Rosemary Thorne, as Independent Non-Executive Director and Santander UK’s designated financial expert, completed nine years in office on 30 June 2015, and was succeeded by Chris Jones as chair of the Board Audit Committee.

The Code recommends that at least three members of the Board Audit Committee are independent and the Committee satisfied this requirement throughout the year. As a result of Bruce Carnegie-Brown’s appointment to the Board of Banco Santander, S.A. on 12 February 2015 he ceased to be deemed independent on the Board of the Company and he stepped down from the Committee on 19 May 2015. On 1 September 2015, Ed Giera, Scott Wheway and Genevieve Shore were appointed to the Committee. As a result of the membership changes referred to above, the Committee satisfies the membership criterion.

Key responsibilities

The key responsibilities delegated to the Board Audit Committee are set out under ‘—Board and Board Committee Responsibilities.’

Overview of 2014 activities

We received regular reports throughout the year from Finance, the External Auditors, Internal Audit, Compliance and Legal & Secretariat and also regularly meet with the Executive and senior management. The Board Audit Committee Chair meets in private session with key members of the management team and the External Auditors ahead of each meeting. The Chair also attends meetings with the PRA, the FCA, the Financial Reporting Council (‘FRC’), and the British Bankers’ Association (‘BBA’) both on an individual basis and together with the Chairs of Audit Committees of other major UK banks and financial services institutions, and also attends technical briefings for financial services firms at major professional services firms.

Financial reporting and policy

Our main area of activity in 2014 continued to surround Santander UK’s financial reporting cycle, primarily the Annual Report, the Half-Yearly Financial Report, and the Quarterly Management Statements. As part of this, we considered all material changes to accounting treatment and areas of significant management judgement to ensure that they were appropriate.

A comprehensive report setting out the details of the management judgements and accounting policies used for the preparation of the financial statements was presented by management as part of each reporting cycle. Detailed reports were also presented by the External Auditors. This allowed a robust challenge of management’s proposals and we were therefore able to satisfy ourselves that both the judgements themselves and any disclosure thereof were appropriate and transparent.

During 2014, we focused on the following significant financial reporting matters in relation to the financial statements and disclosures:

Key financial reporting issues/ judgements	Board Audit Committee review and conclusions

Conduct provisions

The provision for conduct remediation activities for PPI and other retail products is highly judgemental and requires significant assumptions including complaint volumes, uphold rates and redress costs.

Conduct remediation provisions, principally those in connection with PPI and other retail products including wealth and investments, continued to be an area of focus in 2014.

We continued to scrutinise the level and adequacy of conduct remediation provisions, particularly PPI in light of the ongoing uncertainty around complaint volumes, uphold rates and redress costs. In particular, we noted that PPI provisioning amongst the other UK banks had continued to evolve and claim volumes remained unpredictable. Based on unutilised provisions, estimates for future provision utilisation and likely future costs, management increased the PPI provision by £95m in 2014. Ahead of approving the 2014 Annual Report, we challenged management on the appropriateness of their assumptions and reviewed the available data including the monthly trend of remediation payments. We also reviewed the level of disclosure in the 2014 Annual Report. We considered whether subsequent trends supported the assumptions used for the 2014 Annual Report and assessed unutilised provisions against key assumptions for future claims experience, referrals to the FOS and remediation costs.

In respect of other retail products in 2014, management increased the provision in respect of mis-selling of wealth and investment products by £45m following the outcome of customer contact exercises. We challenged management as to the adequacy of the additional provision and reviewed the key assumptions. Conduct remediation issues relating to interest rate derivatives and Card Protection Plan (‘CPP’) card protection were largely completed in 2014.

Taking all of the above matters into account, we agreed with management’s judgement on the level of conduct remediation provisions and the approach to conduct remediation disclosures. Details of conduct remediation provisions can be found in Note 35 to the Consolidated Financial Statements.

Credit provisions Determining the appropriateness of credit provisions remains one of the most significant areas of management judgement.

During the year, detailed reports were prepared for us by management, including a comprehensive paper on the mortgage provision methodology. We reviewed the sensitivity of the underlying risk model to changes in house prices and the need to make an adjustment to reflect the higher probability of some loans going into arrears.

Our discussions also focused on potentially higher risk areas of the portfolios such as interest-only loans, commercial real estate in the corporate sector and forbearance across all portfolios. We supported management’s decision to expand disclosures on interest-only mortgage loans, and also addressed market interest in potential overheating of the residential property market by overseeing the expansion of disclosures on larger loans and loans in Greater London.

These discussions allowed us to satisfy ourselves of the robustness of the processes in place and the key assumptions made by management.

Impairment of goodwill

A significant level of goodwill from past acquisitions is held on the balance sheet and the determination of its recoverable amount requires significant management judgement, particularly around growth and discount rates.

As part of our general update on management judgements at our December meeting, we challenged management’s overall proposal that no impairment of goodwill was required. Detailed discussion of this proposal satisfied us that management’s approach remained appropriate.

Disclosures relating to goodwill can be found in Note 24 to the Consolidated Financial Statements.

Revenue recognition The recognition of revenue, particularly net interest income, is an area of focus.

In the light of market developments and an increased regulatory focus, we took the opportunity to review revenue recognition in greater detail. When considering interest income on mortgages, recognised using the ‘effective interest rate’ method, we reviewed management’s assumptions concerning the expected lives of the products and the treatment of product-related fees and charges, and we challenged management on the appropriate presentation of revenue in the financial statements. Following challenge, we were satisfied with management’s approach.

Disclosures of net interest income, net fee and commission income, and net trading and other income can be found in Notes 3, 4 and 5 to the Consolidated Financial Statements.

Key financial reporting issues/ judgements	Board Audit Committee review and conclusions

Retirement benefit obligations

Because of the complexity of the calculations of the value of retirement benefit obligations and the underlying actuarial assumptions, retirement benefit obligations is an area of considerable management judgement.

Management reported on their key assumptions used to calculate the value of the retirement benefit obligations and regular reports were received on the matter generally. We noted that the calculations continue to be prepared with the assistance of actuarial advisers. When assessing the retirement benefit obligation, we recognised that, although some of the assumptions were based on observable market data, there remained others that require significant management judgement such as mortality, discount rates, and pension and salary increases. As a result, these were an area of considerable focus for the Committee as they can have a significant impact on the pension assets and liabilities recognised in the balance sheet. We also challenged the presentation and disclosure of the gain arising from the pensionable salary cap, and changes in actuarial assumptions.

Following challenge, we were satisfied with management’s approach.

The disclosures in connection with retirement benefit obligations can be found in Note 36 to the Consolidated Financial Statements; the disclosure of the gain arising from the pensionable salary cap can be found in Note 6 to the Consolidated Financial Statements.

Vacant property Due to the branch de- duplication programme, the provision for the costs associated with these properties prior to their final disposal or lease termination is an area of focus.

We reviewed the adequacy and appropriateness of provisions made by management and their expected utilisation. We also challenged management about the judgements made as to when it was appropriate to recognise vacant property provisions. We also reviewed the disclosures made in respect of branch de-duplication (see ‘Disclosures in the Annual Report’ section below).

Following challenge, we were satisfied with management’s approach.

The disclosures in connection with vacant property can be found in Note 35 to the Consolidated Financial Statements.

Software impairment During 2014, as part of management’s regular review of intangible fixed assets, software relating to redundant systems was written off due to changes in product and digital strategies.

We reviewed the software relating to redundant systems and challenged management on the appropriateness of the write-offs including the sufficiency of data and supporting documentation. We also reviewed the disclosures made in respect of software impairment (refer to ‘Disclosures in the Annual Report’ section below).

Following challenge, we were satisfied with management’s approach.

The disclosures in connection with software impairment can be found in Note 24 to the Consolidated Financial Statements.

In addition, during the 2014 year-end process we focused on the following financial policy matters:

Valuation of financial instruments

The valuation of financial instruments held at fair value is a complex area and significant judgement is required with respect to those financial instruments where there was no observable market data.

We noted that the volume of financial instruments held at fair value where there was no observable market data remained small. We remained satisfied with management’s valuation approach and the relevant disclosures. We also considered management’s approach towards the disclosure of the fair value of financial instruments carried at amortised cost, particularly as there was often little or no observable market data on which to base their fair values, and were satisfied with management’s approach.

Disclosures in connection with the valuation of financial instruments can be found in Note 44 to the Consolidated Financial Statements.

Hedge accounting policies Due to the complexity of the application of these policies and their potential impact on the financial results, hedge accounting policies remain a significant area of focus.

We reviewed management’s approach and satisfied ourselves that it was in compliance with IFRS. The Committee discussed with management the different types of hedges used by Santander UK and how these were in accordance with Santander UK’s hedge accounting policies, properly documented and tested for hedge effectiveness. We noted that management had placed Base Rate tracker mortgages into fair value hedge relationships for the first time in 2014.

Disclosures in connection with hedge accounting can be found in Note 15 to the Consolidated Financial Statements.

Other significant areas of focus particularly relating to the Annual Report included:

Area of focus	Board Audit Committee review and conclusions

Disclosures in the Annual Report

We reviewed reports from management on the level of disclosure in the Annual Report and the Half Yearly Financial Report covering matters such as requirements arising from the adoption of new or revised accounting standards, benchmarking against peer banks, and ‘hot topics’ and other areas of regulatory focus relevant to the banking industry. The reports also covered disclosure recommendations of the Enhanced Disclosure Task Force (‘EDTF’), and those made by the British Bankers’ Association Disclosure Working Group (with input from the PRA), in accordance with the principles of the Code for Financial Reporting Disclosure. Our work included oversight of the enhancement of the Annual Report to improve clarity of disclosures.

We also received reports from the Disclosure Committee, a committee chaired by the Chief Financial Officer and with a membership of senior executives from across Santander UK and responsible for ensuring the completeness and accuracy of disclosure by the Company in its external reporting.

We evaluated the judgements which impacted the results for 2014 and the related disclosures including the pension net gain, software write-offs, and provisions for conduct remediation and branch de- duplication. We also evaluated the judgements made regarding the presentation of these items in the Half Yearly Financial Report and the Annual Report.

Related party transactions

We considered the internal controls over transactions conducted with other entities in the Banco Santander group. Santander UK is subject to PRA limits on exposures to, and on liquidity provided to, other members of the Banco Santander group. In this regard, we noted the Internal Audit report over these arrangements and that no significant control issues arose. We also noted that these arrangements, including significant transactions, are also considered on a regular basis by the Board Risk Committee and where appropriate, the Board.

On this basis we were able to satisfy ourselves, as part of our review of the Annual Report, on the appropriateness of related party disclosures.

The Directors’ going concern disclosures

As part of our ongoing review of the Company’s financial performance, we satisfied ourselves that there are sufficient financial resources available to continue the operations of the Company. We also considered the Company’s resilience in the face of stress and adaptability in the face of changing circumstances.

As part of our review of the financial statements, we also considered the going concern statement and were satisfied with the level of disclosure.

Fair, balanced and understandable opinion	In addition to the process established by management to provide assurance that the business review is fair, balanced and understandable, we reviewed the contents of the review and advised the Board that, in our view, the report met this requirement and provided the information necessary for Santander UK’s performance, business model and strategy to be assessed.

Internal Control

Robust systems of internal control are essential for a bank operating in a complex and changing business environment. We receive reports from management, Internal Audit and the External Auditors and review the effectiveness of both audit functions.

Function	Board Audit Committee review and conclusions

Internal Audit

We oversaw the Internal Audit function and its activities to ensure its independence and effectiveness in the context of Santander UK’s overall risk management framework including, in particular, internal control. We discharged our responsibilities by reviewing and challenging the Internal Audit Plan and Audit Reports provided to us.

The Committee oversaw the appointment of the new UK Head of Internal Audit as proposed by Banco Santander, S.A., following the onward rotation of the incumbent (to elsewhere in the Banco Santander group). The candidate was subject to a rigorous interview and, on completion of the process, the Committee was pleased to recommend the candidate’s appointment in light of his credentials for the role and skills and experience.

We oversaw the ongoing implementation of the Internal Audit continuous improvement plan. The plan was initially developed to respond to actions identified by the independent review of the effectiveness of the Internal Audit function and to respond to changes required by the Chartered Institute of Internal Auditors’ Code on Effective Internal Audit in the Financial Services Sector. It evolved to include matters identified as part of Internal Audit’s ongoing effectiveness review. We received regular reports on progress and have supported Internal Audit with its growth plans. In particular, we have supported the recruitment of additional functional expertise which we believe will further strengthen the team and provide an even more integrated partnership with the business. As part of their induction programme, four new function heads of Internal Audit were invited to attend a Committee meeting to provide the wider context to their work and facilitate open dialogue with the Committee members.

The Committee continued to oversee the implementation of outstanding audit recommendations. This included receiving regular reports which focused on the most significant audits and the progress made on issues identified. Where deemed appropriate, it was agreed the responsible executive would attend to provide an update on progress. The number of outstanding audit recommendations saw a good evolution during the year and reduced. The Committee continues to ask management to identify and focus on themes identified in the audit recommendations to ensure matters can be addressed appropriately.

Management’s reporting on internal control

In addition to receiving regular reports from Internal Audit and the External Auditors on internal control matters and ensuring that appropriate action was being taken by management, we receive regular reports from Compliance on such matters as internal fraud and key conduct and non-financial regulatory risks. We receive reports from Finance on internal controls over financial reporting and review the level of deficiencies identified in management’s testing.

Section 404 of the Sarbanes-Oxley Act requires management to report on the adequacy of the Santander UK plc group’s internal controls with regard to financial reporting. Santander UK adopts the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) framework in this regard. In 2014, Santander UK adopted the 2013 Internal Control – Integrated Framework (the ‘2013 Framework’), which was issued by COSO in 2013 to replace the existing framework with effect from 15 December 2014. The revised framework is designed to recognise the many changes in business and operating environments since the issuance of the original framework and is intended to broaden and enhance the application of internal controls.

Management kept the Committee updated on the scope and progress of the project plan to meet the new requirements ahead of implementation. The updated and enhanced controls were independently tested and certified as part of the Year-End Control Self-Assessment process and the Committee was satisfied with the results.

During the year, we received a report from executives responsible for IT and ensured that appropriate action was being taken by management on matters identified requiring action. In addition, the Legal & Secretariat Division provided reports on any material litigation cases and their progress.

Function	Board Audit Committee review and conclusions

Whistleblowing

The Legal & Secretariat Division provides reports on Whistleblowing. During the year, we oversaw the implementation of the enhanced Whistleblowing Policy, including the confidential Whistleblowing Line provided through an external service provider. The new line continues to be a great success in that it has continued to raise the profile of the Whistleblowing Policy across the business. The Committee sees Santander UK’s Whistleblowing Policy as playing an essential role in embedding Santander UK’s culture and values at all levels of Santander UK and provides an indication of Santander UK’s success in doing this.

In the second half of the year, the Committee held a more focussed discussion on trends, root causes and peer analysis and as a result requested enhanced information for future reporting to deepen its understanding further.

External Auditors

We oversaw the work and re-appointment of the Company’s External Auditors, Deloitte LLP, who have been the External Auditors of the Santander UK plc group since 1999. We reviewed the External Auditors’ effectiveness and were satisfied with the rigour of the audit and service. This was done through a detailed assessment covering all areas of the external audit process. We were satisfied it was appropriate to continue to support their re-appointment as auditors.

During 2014, the FRC conducted a thematic review of the quality of audits of banks and building societies and the audit work of Santander UK was reviewed as part of this process. We were satisfied by the actions proposed by our auditors in response to the findings of the FRC’s review of the Santander UK plc group 2013 audit and are encouraged by the overall improvement by audit firms noted in the thematic report. Santander UK remains committed to ensuring our External Auditors are able to achieve consistently high quality audit standards.

We pre-approved the payment of fees for all audit-related work. We ensured the independence of the External Auditors through maintaining and keeping under review a robust non-audit services policy to limit the scope of services they may provide. In addition, we satisfy ourselves there is no potential for a conflict of interest when considering their suitability for non-audit work.

We consider the audit plan and receive regular written and verbal reports from the External Auditors as part of the financial reporting cycle. Their work related to management judgements is set out above. We reviewed the summary of misstatements not corrected by management and satisfied ourselves that they were quantitatively and qualitatively immaterial, both individually and in aggregate. We also discussed with the External Auditors the level of disclosures in the Annual Report and Half Yearly Financial Report to satisfy ourselves that it was appropriate. We regularly discuss developments in financial reporting, including changes to accounting standards, statute and best practice.

We received reports from the External Auditors on internal control matters identified as part of their audit and ensured that management were taking appropriate action with respect to their recommendations.

The Chair of the Committee meets with the External Auditors ahead of each Committee meeting and at other times, where appropriate. We met as a Committee in private session frequently throughout the year to allow the External Auditors to raise any matters without management being present.

Planned activities for 2015

For 2015, we will continue to focus on ensuring the robustness of the financial reporting process. We will consider the impact of new accounting requirements, the regulatory environment and general industry conditions. We will also continue to assist the Internal Audit function with the implementation of the changes identified as part of its continuous improvement plan.

Directors’ Remuneration Report

BOARD REMUNERATION COMMITTEE REPORT

Membership, attendance and skills

During 2014, we held nine scheduled meetings. With effect from 1 January 2014, Michael Amato, Alain Dromer and Scott Wheway joined the Committee and José María Carballo and Rosemary Thorne stepped down as Committee members. Collectively, the members of the Committee have a wealth of experience and bring extensive knowledge, insight and perspective from their involvement with other organisations.

Throughout the year all the members of the Committee were considered by Santander UK to be independent, as defined in the Code, and free from any business or other relationship that could materially affect the independence of their judgement.

Roy Brown stepped down as Chair of the Committee with effect from 1 September 2015 (at which point Scott Wheway assumed that role). On 1 September 2015, Ed Giera, Chris Jones and Genevieve Shore were appointed to the Committee. None of the Committee members have any personal financial interest in the Company (other than as shareholders of Banco Santander, S.A.), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

Key responsibilities

The key responsibilities delegated to the Committee are set out under ‘—Board and Board Committee Responsibilities.’

Introduction and Chair’s summary statement

In 2014, Santander UK delivered a strong performance against its strategic priorities. We increased significantly the numbers of loyal and satisfied customers. Against becoming the ‘bank of choice for UK companies’, we continued to deliver improvements to our services for SMEs as well as large corporates. We also saw profit before tax increase 26% to £1,399m and our capital position further improved, in respect of our objective of delivering consistent profitability and a strong balance sheet. Santander UK’s approach to remuneration should be set against that performance as well as a thorough assessment of the enterprise risks faced by it. Against this background, we present the remuneration practices and policies for the Executive Directors, including the payments made to them in respect of performance during 2014.

This Remuneration Report is divided into three parts; the Board Remuneration Committee Report; the Remuneration Report which summarises our policies and practices in the compensation arena; and the Remuneration Implementation Report which shows how the remuneration policy has been applied. Although the remuneration policy disclosures primarily focus on the remuneration of our Executive Directors, the broad policy principles will continue to inform the way in which all our senior management personnel are remunerated.

You will also see in the Remuneration Report several mechanisms that are intended to create alignment of interest between stakeholders and Executive Directors. For example, 50% of any annual bonus payment is converted into shares in Banco Santander, S.A., with vesting deferred for three years. The performance measures under-pinning our longer-term variable remuneration plans are structured to support and incentivise performance in line with Santander UK’s strategic objectives, encourage prudent risk management and should drive the right behaviours in line with our desired culture and values.

Overview of 2014 activities

During 2014, the Committee continued to focus on ensuring that Santander UK’s remuneration policies were consistent with prudent risk management as well as remaining compliant with applicable regulation, aligned to best-practice and competitive with our peers. The Committee remained mindful of the regulatory environment and the context in which Santander UK conducts its business. We continued to support remuneration practices that promote financial stability, strong risk management processes and the behaviours we wish to see in Santander UK’s culture.

The management and control of conduct risk was a key focus for the Committee, where our remuneration policies and practices can really have a material impact in driving both the desired behaviours in our employees and the right outcomes for our customers. As a result, throughout 2014, the Committee gave significant attention to seeking improvements in the remuneration structures operating in the Retail Banking Division. The Committee worked with the Retail Banking and People & Talent teams to look again at the design of our own incentive schemes. These dovetailed well with changes elsewhere in Santander UK’s business to do things in a Simple, Personal and Fair manner, and in line with the Santander Way.

Board Remuneration Committee calendar in 2014

January 2014

•	Update on risk adjustment events

•	2013 aggregate bonus pool approvals

•	Update on Anti-Money Laundering (‘AML’) programme

•	Review of senior management remuneration arrangements for the year ahead

February 2014

•	Approval of Retail Banking incentive schemes

•	Approval of 2013 remuneration disclosures for the Annual Report

•	Review of senior management remuneration arrangements for the year ahead

•	Approval of the 2014 Sharesave Scheme

April 2014

•	Quarterly remuneration risk adjustment review

•	Update on 2014 bonus framework

•	Review of performance rating principles

•	Update on pensions

•	Update on Retail Banking incentive schemes

•	Update on market allowances policy

June 2014

•	Changes to senior management remuneration arrangements

•	Bonus scheme rules review, including remuneration framework review

•	Santander UK reward overview

•	Update on 2013 long-term incentives and review of proposals for 2014

•	Update on pensions

July 2014

•	Quarterly remuneration risk adjustment review

•	Review of 2014 Material Risk Takers/Code Staff

•	2014 variable remuneration overview

September 2014

•	Update on 2014 Material Risk Takers/Code Staff

•	Approval of Retail Banking incentive schemes

•	Approval of 2014 long-term incentives

•	Update on the 2014 Sharesave Scheme

October 2014

•	Quarterly remuneration risk adjustment review

•	Review of regulatory Remuneration Policy Statement

•	Review of 2014 end-of-year pay and bonus timetable

•	Review of clawback proposals

•	Changes to Santander UK remuneration framework

November 2014

•	Approval of 2014 performance adjustment recommendations

•	Further review of 2014 end-of-year pay and bonus timetable

•	Annual review of scheme rules and remuneration framework documentation

•	Approval of regulatory Remuneration Policy Statement

•	Update to 2014 remuneration disclosures for the Annual Report

December 2014

•	Further review of 2014 end-of-year remuneration events

•	Approval of Retail Banking and Commercial Banking incentive schemes

•	Further update to 2014 remuneration disclosures for the Annual Report

In addition to the above topics, at every meeting, the Committee reviews its forward-looking agenda and considers the implications on remuneration of any new or on-going key risk events, a management update on topical regulatory activity relevant to Santander UK and the environment in which it operates. In addition, we receive an update from our independent adviser on significant developments that are relevant and of interest to the Committee’s work.

The Committee continued to scrutinise senior management remuneration in the context of both Santander UK and individual performance. Individual bonus awards and deferred remuneration were assessed against performance adjustment standards and in line with our regulators’ rules and expectations.

Our challenges

European regulatory requirements introduced a cap on the variable element of remuneration for Material Risk Takers in large banking organisations such as ours. With shareholder approval, variable pay is permitted to a maximum of 200% of fixed pay. The Committee strongly believes in the link between pay and performance and we would like Santander UK to have the flexibility to provide total remuneration packages that allow it to attract and retain the best talent available to deliver Santander UK’s strategy. We are also careful to ensure that fixed costs are properly managed. Therefore, we approved Santander UK’s proposal to allow it to award variable remuneration up to the maximum of 200% of fixed remuneration. This, in turn, was approved by our ultimate parent company, Banco Santander, S.A. and its shareholders.

Key changes to Executive Directors in 2014

Nathan Bostock was appointed to the Board as an Executive Director and Deputy CEO on 19 August 2014 and was subsequently appointed CEO on 29 September 2014. Ana Botín relinquished her office of CEO on 29 September 2014 following her appointment as Executive Chairman of Banco Santander, S.A. and remained on the Board as a Non-Executive Director. José María Nus, who had served as Chief Risk Officer and Executive Director, resigned from the Board on 1 April 2014 and returned to a senior role at the Banco Santander group.

Since the year-end, Shriti Vadera joined the Board as joint Deputy Chair on 1 January 2015 and succeeded Lord Burns as Non-Executive Chair on 30 March 2015. The Board have determined that for the purpose of the Code, Shriti Vadera was independent upon appointment. In addition, Bruce Carnegie-Brown ceased to be deemed independent upon his appointment to the Board of Banco Santander, S.A. on 12 February 2015.

Nathan Bostock’s remuneration package on appointment as Deputy CEO was approved, as was his remuneration on appointment as CEO. With effect from 1 March 2014, Stephen Jones’ basic salary increased from £525,000 to £550,000 and Steve Pateman’s basic salary increased from £625,000 to £640,000. 2014 also saw the introduction of a revised Banco Santander group LTIP which included awards to UK Code Staff including the Executive Directors.

Planned activities for 2015

2015 will see a continued focus on ensuring that Santander UK’s remuneration practices remain robust and fair in an ever-changing regulatory environment. In July 2014, the UK regulators proposed significant changes to the Remuneration Code that, subject to the outcome of their consultation exercise, are expected to see changes coming into force in 2015. The proposed changes are aimed at strengthening the alignment of risk and reward in organisations such as ours and will have wide-ranging impacts on our remuneration structures and practices. Allied to the changes we expect to see in the Remuneration Code, will be the associated impacts resulting from the introduction of new UK regulatory frameworks to replace the Approved Persons regime. A major part of those new frameworks, the Senior Managers’ Regime, will cover Executive Directors. The proposed changes to the Remuneration Code will likely impose different deferral requirements on those under the umbrella of the Senior Managers’ Regime.

We will also be expecting the EBA (as defined below) to issue revised guidance to national regulators that will likely also shape future remuneration structures for regulated firms in the UK like ours. The Committee will continue to devote appropriate time to ensuring that these regulations are met and that they have the relevant understanding of the business to ensure that this is done in a way that continues to support Santander UK’s objectives. Against that backdrop, the Committee will be engaged in 2015 in assisting the Executive with a total remuneration review for the senior management group, including Executive Directors, to ensure our reward propositions are fair, consistent, market-competitive and compliant with those expected regulatory changes. The Committee will also be assisting the Executive with the implementation of the changes necessary to its remuneration framework, policies and processes to implement the PRA’s requirements on major banks to introduce clawback on variable remuneration paid after 1 January 2015.

As in previous years, we believe that in delivering on our strategic priorities, our people will be proud to work for Santander UK, our customers will be loyal and satisfied, and we will deliver consistent profitability and a strong balance sheet, enabling us to help people and businesses prosper. That is why we will ensure that pay is aligned to performance against those strategic priorities.

REMUNERATION REPORT

This report has been prepared on behalf of the Board by the Board Remuneration Committee in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, to the extent practicable. Because the Company is not fully quoted (as defined by the Companies Act 2006), some of the requirements have no practical application for Santander UK and have not been included.

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in this registration statement reflect their remuneration in respect of the Santander UK plc group for 2014 and 2013.

Remuneration policy and principles

Santander UK’s success depends upon the performance and commitment of talented employees. Our remuneration policies are designed to attract, retain and motivate high calibre individuals to deliver our business strategy and reinforce our values in the context of a clearly articulated prudent Risk Appetite and a Santander UK-wide risk framework. We operate and apply a consistent approach to reward for all employees. In particular, our reward packages should support the delivery of our strategic priorities.

For the Executive Directors, base salaries are benchmarked to the median for our comparator group and an appropriate proportion of the total remuneration package is variable and linked to corporate, business unit and individual performance as well as Santander UK’s Risk Appetite. The Committee will ensure that individual remuneration packages are structured to align rewards with Santander UK’s performance. In this way, we balance the requirements of our major stakeholders.

The Committee reviews the performance targets in variable remuneration schemes regularly to ensure that they are both challenging and closely linked to Santander UK’s strategic priorities. Such schemes incorporate features to encourage sound risk management practices. These features include deferral of part of our annual bonus payments and the ability of the Committee to reduce or cancel the deferred element if it emerges that the original assessment of performance did not justify the award.

The performance of the Executive Directors for the purposes of any annual bonus award is assessed against a balanced scorecard incorporating financial and strategic measures. These focus on the following measures of the success of both Banco Santander, S.A. and Santander UK:

•	Customer satisfaction as measured by an independent third-party;

•	The level of achievement of net income and how well capital usage is managed as measured through Return on Risk Weighted Assets (‘RORWA’);

•	Risk adjustments including performance relative to competitors and quantitative and qualitative measures as regards risk, balance sheet and other quality standards; and

•	Risk adjustments required by the Committee including an assessment of all enterprise risks and performance against risk targets.

In reviewing Executive Director remuneration, the Committee takes into account the pay and employment conditions of all our employees and we receive regular updates as to such matters as salary increases for the general employee population, Company-wide benefit provisions and overall spend on annual incentives. No employee or Executive Director is involved in setting his/her own remuneration.

Elements of package

The key individual elements of the Santander UK plc Executive Directors’ remuneration package are summarised below.

Fixed pay

Element	Purpose and link to strategy		Operation
Base salary	•	Base salary reflects the role of the individual taking account of responsibilities and experience, and pay in Santander UK as a whole. It helps to recruit and retain Executive Directors and forms the basis of a competitive remuneration package. The level of fixed pay aims to be sufficient so that inappropriate risk-taking is not encouraged.	•	Base salaries of the Executive Directors are reviewed annually, appropriately benchmarked against the FTSE 50 Index and with particular reference to the other major UK banks and reflect the role, job size and responsibility as well as performance and effectiveness of the individual. Pay awards for the Executive Directors take account of prevailing market and economic conditions, governance trends and the approach to employee pay throughout the organisation. The Committee considers the results of the annual reviews and make its recommendations in advance of any change in base salaries taking effect.

Pension	•	Provides post-retirement benefits for participants in a cost-efficient manner.	•	Executive Directors receive a cash allowance in lieu of pension. Nathan Bostock is also a deferred member of Santander UK’s defined benefit pension scheme from previous service with Santander UK.

Other benefits	•	Benefits are offered to Executive Directors as part of a competitive remuneration package.	•	Executive Directors receive private medical insurance for them and their dependants, life assurance and health screening. Executive Directors are also eligible to participate in Santander UK’s all-employee share schemes on the same terms as all other employees.

Variable pay

Element	Purpose and link to strategy		Operation
Annual incentives	•	Incentivise and reward the achievement of Santander UK’s annual financial and strategic targets.	•	Executive Directors participate in Banco Santander, S.A.’s annual bonus scheme for the global management population. The bonus pool is determined by performance against targets for net income and capital usage, and adjusted based on key performance indicators for risk factors. Once the bonus pool has been agreed, individual awards are assessed against individual performance. Behaviour metrics are included in the assessment process to ensure that the individual is focused on both short and long term strategy.
•

Deferral levels are set at the time of award and in compliance with regulatory requirements (which currently require that at least 60% of bonus is deferred and at least 50% of bonus is paid in shares or other instruments). Deferred awards normally vest after three years (subject to continued employment) and, in the event of performance adjustment being required, the Committee may reduce the level of deferred award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set.

Long-term incentive schemes	•	In 2014, Banco Santander, S.A. introduced a revised Long-Term Incentive Plan (‘LTIP’) for its senior executives and other nominated employees across the Banco Santander, S.A. group, including participants from Santander UK (including the Executive Directors). The LTIP reinforces the alignment of the Executive Directors in achieving the common objectives of the Banco Santander group and the creation of value over the long-term. The LTIP also acts as a retention tool.	•	Vested awards are made in the form of shares in Banco Santander, S.A. The levels of conditional awards are set at the time of grant, in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the EBA.
•

The number of unconditional shares a participant actually receives depends on Banco Santander, S.A.’s performance against the performance criteria. For awards granted in 2014, performance will be measured against Banco Santander, S.A.’s Total Shareholder Return (‘TSR’) relative to companies in a peer comparator group in 2014. TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of dividends in Banco Santander, S.A.’s shares) during the three-year performance period.

•

After vesting, awards are deferred for three years in three equal tranches. The ultimate number of shares to be delivered is determined by the position against target TSR in each of the three years of deferral.

Further information on individual remuneration elements

Base salary

Base salaries were last increased with effect from March 2014. The table below sets out the base salaries for the Santander UK plc Executive Directors at 31 December 2014 and 2013.

Base salary	2014 £000	2013 £000
Ana Botín (until 29 September 2014)	—	1,702
Nathan Bostock (appointed 19 August 2014)	1,450	—
José María Nus (resigned 1 April 2014)	—	650
Stephen Jones	550	525
Steve Pateman	640	625

Variable pay

The Executive Directors participate in two variable pay plans: i) an annual bonus scheme, which rewards performance against challenging targets over the year; and ii) the Banco Santander group LTIP, as described in the ‘—Elements of package’ section above.

Variable pay awarded for the year	2014 £000	2013 £000
Ana Botín (until 29 September 2014)	1,782	1,878
Nathan Bostock (appointed 19 August 2014)	890	—
José María Nus (resigned 1 April 2014)	—	563
Stephen Jones	1,287	1,034
Steve Pateman	1,500	1,324

Santander UK plc Executive Directors’ remuneration on recruitment

Where we recruit an Executive Director (whether externally or internally), we aim to position base salary at an appropriate level, taking into consideration a range of factors including the individual’s previous remuneration, experience, internal relativities, an assessment against relevant comparator groups and cost. Other elements of remuneration will be established in line with the Remuneration Policy set out in the executive remuneration structure table on page 128. Annual variable pay for new appointees will comprise a maximum award of 200% of fixed pay.

If the Committee concludes that it is necessary and appropriate to secure an appointment, relocation support and international mobility benefits may also be provided depending on the circumstances. Any compensation provided to an Executive Director recruited externally for the forfeiture of any award under variable pay arrangements entered into with the previous employer is considered separately to the establishment of forward looking annual remuneration arrangements. For such ‘buy-outs’, we seek to agree a reasonable level of award, on a like-for-like basis, taking into consideration the quantum of forfeited awards, their performance conditions and vesting timetable. The Committee retains discretion, subject to the above, to make such compensation as it deems necessary and appropriate to secure the relevant Executive Director’s employment.

Santander UK plc Executive Directors’ service agreements and terms

Executive Directors’ terms and conditions of employment are set out in individual service agreements which include a notice period of six months. The agreements may be terminated immediately with payments in lieu of notice. In the event of termination for gross misconduct neither notice nor payment in lieu of notice is required and any deferred awards fall away.

Compensation for loss of office in Executive Directors’ service agreements is limited to the payment in lieu of notice. Payment of variable compensation is conditional on the relevant plan rules or is otherwise awarded at the Committee’s discretion. Typically the amount is pro rata to the period of service during the year. The Committee has discretion to reduce the entitlement of a good leaver in line with performance and the circumstances of the termination. In the event of a compromise or settlement agreement, the Committee may make payments it considers reasonable in settlement of potential legal claims. This may include an entitlement to compensation in respect of their statutory rights under employment protection legislation in the UK or other jurisdictions. The Committee may also include in such payments reasonable reimbursement of professional fees in connection with such arrangements.

The Executive Directors have served on the Santander UK plc Board for the periods shown below at 31 December 2014:

Name of Director	Date of appointment	Length of Board service
Nathan Bostock	19 August 2014	0 years 4 months
Stephen Jones	6 March 2012	2 year 10 months
Steve Pateman	1 June 2011	3 years 7 months

Other directorships

None of the current Executive Directors hold any paid external directorships.

Former executive directors

During 2014, Ana Botín ceased to be an Executive Director on 29 September 2014, but has continued as a Non-Executive Director of the Company. José María Nus resigned as an Executive Director on 1 April 2014 on his appointment to a senior position with Banco Santander, S.A. in Spain.

Shareholding requirements

There is no requirement on Executive Directors to build a shareholding in the shares of Banco Santander, S.A. as a result of their employment by Santander UK.

Chair and Non-Executive Directors

The Chair’s fee is reviewed and approved by the Committee. The fees paid to Non-Executive Directors are reviewed and approved by the Executive Directors and the Chair. Fees are reviewed annually taking into account information on fees paid in similar companies as well as the time commitment for the role.

Non-Executive Directors are paid a base fee, with an additional supplement for serving on or chairing a Board Committee. The fee policy is reviewed annually and Non-Executive Directors fees were increased with effect from 1 January 2014. The 2014 fee structure is shown in the table below.

Fees paid	Board £000		Board Audit Committee £000	Board Risk Committee £000	Board Remuneration Committee £000	Board Nomination Committee £000
Chair (inclusive of membership fee)	625	(1)	60	60	40	—
Member	90		25	25	20	20

(1)	With effect from 1 January 2015, the Chair’s fee has been increased to £650,000.

All Non-Executive Directors and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair Shriti Vadera where 12 months’ written notice is required. Neither the Chair nor the Non-Executive Directors have the right to compensation on the early termination of their appointment beyond payment in lieu of notice at the option of the Company. Neither the Chair nor the Non-Executive Directors are eligible for pension scheme membership, bonus or incentive arrangements.

Chair and Non-Executive Directors’ fees

Fees paid	Board £000		Board Audit Committee £000		Board Risk Committee £000		Board Remuneration Committee £000		Board Nomination Committee £000		Total 2014 £000	Total 2013 £000
Lord Burns(1)	625	*	—		—		—		—	*	625	600
Ana Botín (from 29 September 2014)(2)	—		—		—		—		—		—	—
Roy Brown	90		—		25		40	*	20		175	172
José María Carballo(3)	90		—		25		—		—		115	150
Antonio Escámez Torres	—		—		—		—		—		—	—
Bruce Carnegie-Brown	90		25		60	*	20		20		215	185
José María Fuster	—		—		—		—		—		—	—
Juan Rodríguez Inciarte	—		—		—		—		—		—	—
Rosemary Thorne(4)	90		60	*	25		—		20		195	185
Michael Amato	90		—		25		20		20		155	40
Alain Dromer	90		25		—		20		20		155	20
Scott Wheway	90		—		25		20		20		155	20
Manuel Soto	90		25		—		—		—		115	13

* = Chair

(1)	No longer a director as of 30 March 2015
(2)	Ana Botín’s salary as an Executive Director in 2014 is shown on page 129.
(3)	No longer a director as of 30 March 2015
(4)	No longer a director as of 30 June 2015

REMUNERATION IMPLEMENTATION REPORT

Introduction

This Remuneration Implementation Report outlines how our Remuneration Policy was implemented in 2014 and how it is intended to operate in 2015.

Role of the Board Remuneration Committee

The Committee operates according to formal Terms of Reference which are reviewed regularly in light of best practice and legal, regulatory and corporate governance developments.

The Committee is primarily responsible for overseeing and supervising the Banco Santander group’s policies and frameworks covering remuneration and reward as applied in, or devolved to the UK. It provides governance and strategic input into Santander UK’s executive and employee remuneration and reward activities. Furthermore, it plays a key role in ensuring the UK framework and reward strategy attracts and retains talent, motivates performance and ensures compliance with regulatory remuneration requirements, whilst encouraging the demonstration of appropriate behaviours. The Committee’s full Terms of Reference are available on Santander UK’s website www.aboutsantander.co.uk.

External consultants

In carrying out their responsibilities, the Committee seeks independent external advice as necessary and continued to retain the services of PwC during the year. The Committee first appointed PwC as independent advisors in 2012, following a competitive tender process. PwC attended all Committee meetings during 2014, providing independent commentary on matters under consideration by the Committee, supporting the approach to compliance with remuneration regulations and providing updates on legislative requirements, best practice and market practice appropriate to the remit of the Committee. PwC charged fees based on a time and materials basis, applying a rate card, and fees for services provided during the financial year did not exceed £300,000 inclusive of VAT.

The Committee is comfortable that the PwC engagement partner and team provide objective and independent remuneration advice to the Committee and do not have any connections with the Company that may impair their independence. In addition to providing advice on executive remuneration, PwC has provided other consultancy advice to the Santander UK group in the financial year. However, the Committee was not involved in the recommendation of their appointment and is satisfied there is no conflict with their role as independent advisers to the Committee.

PwC is a founding member of the Remuneration Consultants Group and voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultinggroup.com.

In addition to the use of PwC as independent consultants, the Committee is also supported by the Chief People Officer & General Counsel, the Reward Director, the Chief Risk Officer, the Director of Compliance and the Company Secretary who provide support and advice to the Committee, as required.

Membership of the Board Remuneration Committee

During 2014, the Committee comprised Roy Brown (Chair), Bruce Carnegie–Brown, Michael Amato, Alain Dromer and Scott Wheway.

The Chair of the Board, the CEO, the Chief Financial Officer, the Financial Controller, the Chief Risk Officer, the Company Secretary and the Chief People Officer & General Counsel are able to attend meetings upon request, except in instances where their own remuneration and/or reward arrangements are discussed, or in other circumstances where their attendance would not be appropriate.

Policy considerations of employment conditions elsewhere in Santander UK

The Committee reviews annually and takes account of the remuneration trends elsewhere including the relationship between Executive Director remuneration and the remuneration of other Santander UK employees. The Committee is also responsible for approving the design of, and determining targets for, any material performance-related pay plans operated by Santander UK. The Committee is kept informed on a regular basis as to:

•	Santander UK’s engagement with its recognised trade unions on matters relating to pay and benefits for all employees;

•	Annual pay reviews for the general employee population;

•	Santander UK group-wide benefit provisions; and

•	The design of, the monitoring of and the overall spend on annual incentive arrangements.

Stakeholders’ views

Santander UK recognises the value of regular dialogue with stakeholders. Santander UK consults with investor representatives and key stakeholders, such as Santander UK’s main regulators, the FCA and the PRA. Formal consultation on the remuneration of Executive Directors is not undertaken with employees. However, employee opinion surveys are undertaken annually on employee engagement, and discussion on remuneration matters generally takes place with union representatives during the annual pay review cycle and on relevant employee reward matters.

Differences in remuneration policy for all employees

Our performance, reward and benefits approach supports and drives our business strategy and reinforces our values in the context of a clearly articulated Risk Appetite. We apply a consistent approach to reward for all employees. All employees are entitled to base salary and benefits and have the opportunity to receive an element of performance-related compensation, subject to their role and reward band. The maximum opportunity of performance-related compensation available is based on the seniority and responsibility of the role. In addition, a small minority of roles have benefitted from a non-consolidated allowance where there has been upward developments in fixed remuneration in comparator roles outside Santander UK which may be a temporary change in market conditions. Such allowances give Santander UK a degree of flexibility in its fixed remuneration proposition. The operation of such allowances will be reviewed in 2015 in light of regulatory developments in 2014.

Relative importance of spend on pay

The amounts and percentage change in profit and total employee costs for the years ended 31 December 2014 and 2013 were:

	2014 £000	2013 £000	Change %
Profit before tax	1,399	1,109	26
Total employee costs	1,091	978	12

Aggregate Directors’ remuneration

The total remuneration of the Directors for the years ended 31 December 2014 and 2013 was:

	2014 £	2013 £
Salaries and fees	6,697,041	6,183,203
Performance-related payments(1)	5,459,000	4,800,051
Other taxable benefits	—	—

Total remuneration excluding pension contributions	12,156,041	10,983,254
Pension contributions	—	—
Compensation for loss of office	—	—

	12,156,041	10,983,254

(1)	In line with the PRA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 41 to the Consolidated Financial Statements.

Executive Directors’ remuneration (audited)

The total remuneration of each Executive Director for the years ended 31 December 2014 and 2013 was:

	Salary and fees		Other benefits(1)		Performance related payments (Paid and deferred)(2)(3)		LTIP(3)		Pension allowance		Total
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000
Ana Botín(4)	1,699	1,978	34	52	1,782	1,878	—	—	—	—	3,515	3,908
Nathan Bostock	535	—	6	—	890	—	—	—	187	—	1,618	—
José María Nus	516	1,122	3	10	—	563	—	—	—	—	519	1,695
Steve Pateman	637	625	1	1	1,500	1,324	—	—	223	219	2,361	2,169
Stephen Jones(5)	546	525	1	1	1,287	1,034	—	—	191	184	2,025	1,744

Total	3,933	4,250	45	64	5,459	4,799	—	—	601	403	10,038	9,516

(1)	Other benefits comprise cash and non-cash benefits.
(2)	In line with the PRA Remuneration Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 41 to the Consolidated Financial Statements.
(3)	See the Remuneration Policy for details of how the Bonus and LTIP outcomes were determined.
(4)	Ana Botín was an Executive Director for part of the year as described on page 107.
(5)	The remuneration figure for Stephen Jones does not include £1,451,589 (2013: £1,333,842) related to a buy-out of deferred performance-related payments in respect of his previous employment as this is not in relation to his qualifying service as a director of the Company and has been excluded from the Executive Directors’ remuneration.

These totals exclude emoluments received by Executive Directors in respect of their primary duties as directors or officers of Banco Santander, S.A. in respect of which no apportionment has been made. No Executive Directors participate in Santander UK’s Defined Benefit pension scheme, although Nathan Bostock is a deferred member of that scheme from previous service with Santander UK.

Chair and Non-Executive Directors’ remuneration (audited)

The single total amounts of remuneration for each Non-Executive Director for the years ended 31 December 2014 and 2013 were:

	Total remuneration
	2014 £000	2013 £000
Chair
Lord Burns(1)	670	625
Non-Executive Directors
Ana Botín (appointed 29 September 2014)(2)	—	—
Roy Brown	189	183
José María Carballo(3)	115	150
Antonio Escámez Torres	—	—
Bruce Carnegie-Brown	215	190
José María Fuster	—	—
Juan Rodríguez Inciarte	—	—
Rosemary Thorne(4)	200	190
Michael Amato	250	65
Alain Dromer	168	23
Scott Wheway	167	23
Manuel Soto	144	18

Total	2,118	1,467

(1)	No longer a Director as of 30 March 2015
(2)	Ana Botín’s salary as an Executive Director in 2014 is shown on page 129
(3)	No longer a Director as of 30 March 2015
(4)	No longer a Director as of 30 June 2015

These totals exclude emoluments received by Directors in respect of their primary duties as directors or officers of Banco Santander, S.A. in respect of which no apportionment has been made.

Exit payments in 2014

Ana Botín left the Company’s service as an Executive Director during the year ended 31 December 2014, but remained as a Non-Executive Director from 29 September 2014. In addition, José María Nus left the Company’s service in the year and returned to a senior role in the Banco Santander group. No payments for compensation for loss of office were paid to, or receivable by, Ana Botín, José María Nus or any other Director. Certain past directors receive ex-gratia pensions as set out in Note 42 to the Consolidated Financial Statements.

Annual performance bonus

For each Executive Director, the 2014 bonus is assessed on performance against targets for net income and capital usage, and the aggregate bonus pool was adjusted based on a mix of key performance indicators.

Based on the financial and risk adjustment assessment, the Committee applies its judgement in determining the bonus outcomes. It takes into consideration any other factors, particularly in relation to legacy issues and conduct risk matters.

Long-Term Incentive Plan

In 2014, the Executive Directors were granted conditional awards under the revised Banco Santander, S.A. group LTIP. The following table shows those conditional awards under the LTIP. Further information on the LTIP can be found in Note 42 to the Consolidated Financial Statements.

	2014 £000	2013 £000
Ana Botín	—	—
Nathan Bostock	150	—
Stephen Jones	165	—
Steve Pateman	165	—

Certain Key Management Personnel and other nominated individuals were granted conditional awards under the 2014 LTIP. Further details can be found in Note 42 to the Consolidated Financial Statements.

Other remuneration disclosures

The remuneration of the eight highest paid senior executive officers for the year ended 31 December 2014 is detailed below. Senior executive officers are defined as members of the Executive Committee (excluding Executive Directors).

Individuals	1 £000	2 £000	3 £000	4 £000	5 £000	6 £000	7 £000	8 £000
Fixed remuneration (including any non-cash and taxable benefits)	1,049	737	673	542	746	727	433	513
Buy-out award(1)	—	—	—	120	—	—	—	—
Variable remuneration (cash – paid)	360	472	424	250	216	204	302	260
Variable remuneration (cash – deferred)	540	708	636	375	324	306	452	390

2014 remuneration	1,949	1,917	1,733	1,287	1,286	1,237	1,187	1,163

LTIP	—	—	—	—	—	—	—	—
Severance award	—	—	—	—	—	—	—	—

(1)	Buy-out of deferred performance related payments in connection with previous employment.

See Notes 36, 41 and 42 to the Consolidated Financial Statements for further information regarding compensation.

Employees

Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (‘CWU’). Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals and change initiatives within the business at both national and local levels.

Santander UK operates a number of defined contribution pension schemes. The Santander Retirement Plan, an occupational defined contribution scheme has been the principal pension scheme since 2009, which eligible employees are enrolled in automatically. The assets of the Santander Retirement Plan are held in a separate trustee-administered fund.

Santander UK also operates a number of defined benefit pension schemes, which are closed to new members. The principal pension scheme is the Santander (UK) Group Pension Scheme, which consists of seven separate actuarially-segregated sections and has a corporate trustee, Santander (UK) Group Pension Scheme Trustees Limited. The assets of the Santander (UK) Group Pension Scheme are invested in the Santander (UK) Common Investment Fund which has a corporate trustee, Santander (CF Trustee) Limited. Asset management of the Santander (UK) Common Investment Fund is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Legal advice to the trustees is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Santander UK. During the year, a number of changes were made to the benefits under the Santander (UK) Group Pension Scheme, as set out in Note 36 to the Consolidated Financial Statements.

For further information on our number of employees, see Note 2 to the Consolidated Financial Statements.

Share Ownership

Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (‘Sharesave’) Scheme and a Share Incentive Plan (‘SIP’), the latter of which allows employees to purchase Banco Santander, S.A. shares from gross salary. Eligible senior management can participate in a Banco Santander group long-term incentive plan. In addition, for certain eligible employees, arrangements remain outstanding under the closed Alliance & Leicester SIP. Shares have also been granted to eligible employees in receipt of vested deferred bonus awards. All the share options and awards relate to shares in Banco Santander, S.A. See Notes 41 and 43 to the Consolidated Financial Statements for further information about share ownership, including a description of the plans and the related costs and obligations.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See ‘Item 10—A. Share Capital.’

B. Related Party Transactions

See Notes 42 and 43 to the Consolidated Financial Statements and Note 30 to the Condensed Interim Consolidated Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See ‘Item 18. Financial Statements’ for a list of all financial statements filed as part of this registration statement.

Santander UK is party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or the results of operations of Santander UK. See Notes 35 and 37 to the Consolidated Financial Statements.

See ‘Item 10. Additional Information—B. Memorandum and Articles of Association’ for a description of our dividend policy.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

There is no public trading market for the ordinary shares of Santander UK and the shares are not listed or quoted on any exchange. All of the ordinary shares of Santander UK are owned by Banco Santander, S.A. and Santusa Holding, S.L. No new shares will be issued in connection with this registration statement.

B. Plan of Distribution

Not applicable.

C. Markets

See ‘—A. Offering and Listing Details.’

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and are held by Banco Santander S.A. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to Banco Santander S.A. and Santusa Holding S.L. in exchange for acquiring all of the ordinary shares of Santander UK plc.

On 24 March 2015, pursuant to a shareholders’ resolution dated 24 March 2015, the ordinary share capital of the Company was reduced by £4,207,503,002 by the cancellation of 4,207,503,002 £1 ordinary shares in issue. This amount of £4,207,503,002 was credited to retained earnings. The purpose of this capital reduction was to facilitate the payment of ordinary and preference dividends.

See Notes 38 and 48 to the Consolidated Financial Statements for information on the Company’s share capital.

B. Memorandum and Articles of Association

The following is a summary of the Articles of Association (the ‘Articles’) of the Company.

Santander UK Group Holdings plc is a public limited company incorporated and registered in England and Wales under the Companies Act 2006, with registered number 08700698. The Articles do not specifically state or limit the objects of the Company which are therefore unrestricted.

A Director shall not vote on, or be counted in the quorum in relation to any resolution of the Directors in respect of any contract in which he has an interest, or any resolution of the Directors concerning his own appointment, or the settlement or variation of the terms or the termination of his or her appointment. Directors are entitled to such remuneration as the directors determine for their services to the Company as directors and for any other service which they undertake for the Company. Directors may delegate to a person or committee the determination of any fee, remuneration or other benefit which may be paid or provided to any Director. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors is required.

The Company may issue shares with such rights or restrictions as may be determined by ordinary resolution or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. The Company may by ordinary resolution declare dividends, and the Directors may decide to declare or pay interim dividends. No dividend may be declared or paid unless it is in accordance with shareholders’ respective rights. If dividends are unclaimed for twelve years, the right to the dividend ceases. All dividends or other sums which are payable in respect of shares, and unclaimed after having been declared or become payable, may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

Ordinary shares are transferable. Holders of shares are entitled to receive notice of and to attend any general meeting of the Company. Subject to any special terms as to voting as set out in the Articles of Association, on a show of hands every member who is present in person at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a member shall have one vote. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. The Company’s Articles of Association authorise it to issue redeemable shares, but the Company’s ordinary shares are not redeemable. There are no sinking fund provisions. Where the shares are partly paid, the Board may make further calls upon the holders in respect of any sum whether in respect of nominal value or premium that is unpaid on their shares. There are no provisions discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

If the Company’s share capital is split into different classes of shares, subject to the provisions of the UK Companies Act 2006, all or any of the rights attached to any class of shares (whether or not the Company is being wound up) may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. Additional quorum and voting requirements apply to such meeting.

General meetings shall be called by at least 14 clear days’ notice (that is, excluding the day of the General Meeting and the day on which the notice is given). A general meeting may be called by shorter notice if it is so agreed, in the case of an annual general meeting, by all the shareholders having a right to attend and vote, or in other cases, by a majority in number of the shareholders having a right to attend and vote, being a majority together holding not less than 95 per cent in nominal value of the shares giving the right. The notice shall specify the date, time and place of the meeting and the general nature of the business to be transacted.

There are no restrictions on the rights to own securities for either resident or non-resident shareholders, other than those to which they may be subject as a result of the laws and regulations in their home jurisdiction.

C. Material Contracts

Santander UK is party to various contracts in the ordinary course of business. For the three years ended 31 December 2014 there have been no material contracts entered into outside the ordinary course of business.

D. Exchange Controls

There are no UK laws, decrees or regulations that restrict Santander UK’s export or import of capital, including the availability of cash and cash equivalents for use by Santander UK, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares.

E. Taxation

Not applicable. All of the ordinary shares of Santander UK are owned by Banco Santander, S.A. and Santusa Holding, S.L.; accordingly, there are no shareholders in the United States.

F. Dividends and Paying Agents

For a discussion of the declaration and payment of dividends on our ordinary shares, see ‘—B. Memorandum and Articles of Association.’

G. Statement by Experts

The Consolidated Financial Statements included in this registration statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing in the registration statement. Such Consolidated Financial Statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H. Documents on Display

Any description in this registration statement of any of our documents filed as an exhibit hereto is not complete and is qualified in its entirety by the text of the full document.

The documents filed with the SEC together with this Form 20-F, and our SEC filings are and will be available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Review

This Risk Review contains audited financial information except as otherwise marked as unaudited. The audited financial information in this Risk Review forms an integral part of the Consolidated Financial Statements. The Risk Review contains certain audited financial information as at 31 December 2014 and 2013 and for the years ended 31 December 2014 and 2013, except as otherwise marked as unaudited. The audited financial information in this Risk Review for the years ended 31 December 2014 and 2013 forms an integral part of the Consolidated Financial Statements. In addition, the Risk Review contains financial information as at 30 June 2015 and for the six months ended 30 June 2015 and 2014. All financial information for the six months ended 30 June 2015 and 2014 is unaudited. Therefore, unaudited financial information contained in the Risk Review section includes both (i) financial information marked unaudited as at 31 December 2014 and 2013 and for the years ended 31 December 2014 and 2013 and (ii) all financial information as at 30 June 2015 and for the six months ended 30 June 2015 and 2014.

The Company is the immediate parent company of Santander UK plc. The Company and Santander UK plc operate on the basis of a unified business strategy, albeit the principal business activities of the Santander UK group are currently carried on by the Santander UK plc group. The Company was incorporated on 23 September 2013 and on 10 January 2014 became the immediate parent company of Santander UK plc and its controlled entities. From this date, the Company became the head of the Santander UK group for regulatory capital and leverage purposes.

Information in this Risk Review for each comparative period is presented as if the Company and Santander UK plc had always been part of the same group (for further details, see Note 1 to the Consolidated Financial Statements and Note 1 to the Condensed Consolidated Interim Financial Statements), with the exception of regulatory capital, leverage and liquidity information.

The Company has adopted Santander UK plc’s Corporate Governance and Risk Frameworks to ensure consistency of application. However, the Frameworks are applied from the level of Santander UK plc across the Santander UK group. As a result, the review of the principal risks and uncertainties facing the Company, and the description of the Company’s Corporate Governance, including the activities of the Board and risk management arrangements, are integrated with those of Santander UK plc and are reported in this document as operating within the Company.

Risk governance

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk on an enterprise-wide basis is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders.

Santander UK aims to maintain a predictable medium-low risk profile, consistent with its business model, which is key to the successful achievement of our strategic objectives.

RISK FRAMEWORK

In December 2013, the Santander UK plc Board approved an updated Risk Framework, which was implemented and embedded by the Company during 2014. The key components include:

•	Risk definition;

•	Risk culture, overriding principles and minimum standards;

•	Governance, roles and responsibilities; and

•	Internal control system.

Good progress has been made in implementing the Risk Framework and embedding enterprise-wide risk management. Progress has been reviewed by the Board Risk Committee, linked to annual Risk Framework attestations which are evidence based and approved by the Executive Committee members. Risk management is becoming more effective as a result through the improved identification, assessment, management and reporting of risk.

The key changes introduced as part of this new framework included improvements to the risk definitions, including a simplification of the key risk types, and enhancements of the governance structure, including a streamlining of the lines of defence model. There was no change to the overriding principles. The main changes were:

With respect to risk definition and structure:

•	The main risks types were simplified as: Credit, Trading Market, Balance Sheet Management (previously known as Structural) including Banking Market (previously known as Non-traded Market), Operational, Conduct, Regulatory and Legal; and

•	The additional classification of financial / non-financial risks was removed as this was deemed as unnecessary.

With respect to governance, roles and responsibilities:

•	A Risk Culture Statement was included in order to formalise standards across Santander UK; and

•	The three lines of defence model was simplified.

Further updates to the Risk Framework were approved by the Board (including through the Santander UK plc Board) in December 2014, and included:

•	The addition of Strategic, Reputational and Model risk as risk types;

•	The formal adoption of the Risk Framework by the Company; and

•	The rationalisation of the risk management committee structure.

Risk definition

Risk is defined as the uncertainty around Santander UK’s ability to achieve its business objectives. It specifically equates to a number of risk factors that have the potential to adversely impact Santander UK’s financial resources. Enterprise-wide risk (‘EWR’) is defined as the overall combined set of risks to the objectives of the enterprise. The main risks are:

Risk	Definition
Credit risk	The risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which it has assumed a financial obligation.

Market risk	Trading market risk is the risk of losses in on- and off-balance sheet trading positions, arising from movements in market prices or other external factors.

Balance sheet management risk

Balance sheet management risk comprises banking market risk, pension risk, liquidity risk and capital risk.

Banking market risk is the risk of loss of income or economic value arising from changes to interest rates in the banking book or to changes in exchange rates, where such changes would affect Santander UK’s net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the banking book.

Pension risk is the risk caused by Santander UK’s contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also refers to the risk that Santander UK will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because it needs to do so for some other reason.

Liquidity risk is the risk that Santander UK, although solvent, does not have sufficient liquid financial resources available to enable it to meet its obligations as they fall due, or can only secure such resources at excessive cost. It is generally split into three types of risk:

• Funding or structural liquidity risk is the risk that Santander UK may not have sufficient liquid assets to meet the payments required at a given time due to maturity transformation.

• Contingent liquidity risk is the risk that future events may require a larger than expected amount of liquidity i.e. the risk of not having sufficient liquid assets to meet sudden and unexpected short-term obligations.

• Market liquidity risk is the risk that assets, held by Santander UK to mitigate the risk of failing to meet its obligations as they fall due, which are normally liquid become illiquid when they are needed.

Capital risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Operational risk	The risk of direct, or indirect, loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Conduct risk	The risk that Santander UK’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that the Santander UK group fails to hold to and maintain high standards of market integrity.

Regulatory risk	The risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

Legal risk	The risk of an impact arising from legal deficiencies in Santander UK’s contracts, its failure to take appropriate measures to protect its assets, its failure to manage legal disputes appropriately or its failure to assess or implement the requirements of a change in law.

Strategic risk	The risk of not achieving the strategic business plan due to strategic decisions taken or the inability to respond to changes in the business environment.

Reputational risk	The risk of damage to the way Santander UK is perceived by the public, clients, investors, or any other interested party.

Model risk	The risk of loss arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models.

Risk culture, overriding principles and minimum standards (unaudited)

Objectives

Risk culture plays an important role in our aim to be the best bank for our people, customers, shareholders and communities. Having a strong unified culture is critical to success. Risk culture is embedded into all business units through the implementation of the Santander UK Risk Framework (including Risk Attestations) and a programme of initiatives aligned to our Risk Culture Statement.

The following overriding principles and minimum standards underpin the Risk Framework:

•	Every business unit is accountable for the management of the risks arising from its activities;

•	Risk needs to be considered as part of the governance around any and every business decision;

•	All material risk exposures must be identified, assessed, managed and reported in a timely and accurate manner;

•	A comprehensive internal control system must be in place to ensure that risk management and control is executed in accordance with the agreed overriding principles, minimum standards, risk appetite, policies, mandates and delegated authorities; and

•	Risk needs to be included within objective setting, performance management and variable remuneration to ensure a balanced approach to risk taking at all levels and in all parts of Santander UK.

The CEO, Chief Risk Officer (‘CRO’) and other senior executives are responsible for promoting a corporate culture from the top, driving cultural change and increased accountability across the Santander UK group.

The Risk Culture Statement confirms that ‘Santander UK will only take risks that it understands and will always remain prudent in identifying, assessing, managing and reporting all risks. We actively encourage our people to take personal responsibility for doing the right thing and to challenge without fear. We ensure decisions are taken in the best interests of all our stakeholders and are in line with ‘The Santander Way’.” The Risk Culture Statement is agreed by the Board, communicated to, and by, line management and is reviewed annually by the Risk Division.

People, performance, remuneration and training

During 2014, a programme of initiatives was delivered to help strengthen and further embed a risk management culture aligned to the Risk Framework principles and Risk Culture Statement. We actively encourage our people to speak up and raise ideas, suggestions and issues resulting in proactive changes. During the first half of 2015 we continued our programme of initiatives to help strengthen and embed the risk management culture across Santander UK. Building on the progress made in Retail and Commercial Banking, we are extending our focus across other segments, including Corporate & Institutional Banking. The main aims of this programme are to:

•	Help embed the Risk Framework through ensuring personal accountability for risk;

•	Reinforce the importance of identification, assessment, management, and reporting of all risks. This is achieved through communication, education and training at all levels;

•	Enhance and embed risk management across the whole employee life-cycle including recruitment, performance management, and reward;

•	Measure behavioural change through ‘speaking up’ campaigns and surveys; and

•	Improve the identification and management of risk in planning and change projects

The strong culture of risk management and control provides the foundation for improving performance and delivering future success.

Mandatory risk management training and other online and face to face training were completed throughout the period to promote the understanding of Santander UK’s values and risk culture.

Governance, roles and responsibilities

Santander UK is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management. Details of Santander UK’s governance arrangements, including descriptions of the Board and the Committees are set out in ‘Item 6. Directors, Senior Management and Employees.’

The growing complexity and importance of the financial services industry demands a strong risk culture. Santander UK’s risk governance structure strengthens risk identification, assessment, management and reporting. To enable the Board to achieve its objectives, it delegates authority to various committees as required and appropriate. Furthermore, a number of Board and Executive committees specifically consider risk across the Santander UK group:

The key risk responsibilities of the Board and the Board Risk Committee include:

Board/ Board Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	• •	Overall responsibility for business execution and risk management. Review and approval of the Risk Framework and Risk Appetite.

Board Risk Committee	•	Assess, review and recommend the Risk Framework to the Board for approval.
	•	Advise the Board on Santander UK’s overall Risk Appetite, tolerance and strategy.
	•	Oversee and advise the Board on Santander UK’s current risk exposures and future risk strategy.
	•	Review the effectiveness of the risk management systems and internal controls.
The key risk responsibilities of the Executive Level Committees include:

Executive Committees	Main risk responsibilities
Executive Committee	•	Consider and approve business plans aligned with Risk Framework and Risk Appetite prior to submission to the Board for approval.
	•	Receive updates from CEO-level committees on key risk issues and monitor actions taken.
Executive Risk Committee	•	Review Santander UK’s Risk Appetite proposal prior to recommendation to the Board Risk Committee and the Board.
	•	Monitor compliance with Risk Framework, Risk Appetite and risk policies.
	•	Review and monitor risk exposures and approve any corrective action required.
Asset and Liability Committee	•	Review liquidity risk appetite proposals.
	•	Ensure proactive measurement and control of structural balance sheet risks, capital, funding and liquidity, in accordance with the policies, strategies and future plans set by the Board.
	•	Review and monitor Financial Management & Investor Relations (‘FMIR’) and ensure any exposures in excess of the Risk Appetite are appropriately dealt with.
Strategic Pensions Committee	•	Review pension risk appetite proposals.
	•	Approve actuarial valuations and related impacts on Santander UK’s contributions, capital and funding arrangements.
	•	Consult with the pension scheme trustees on scheme investment strategy.

In addition, risk management committees and forums ensure that effective risk control frameworks are in place and risk is managed within the Risk Appetite limits set by the Board.

Risk management

The Board delegates full responsibility to the CEO for the execution of business activities and the management of risk on a day-to-day basis.

As the leader of the Risk Division, the CRO provides oversight and challenge. The CRO reports to the Board through the Board Risk Committee, and also reports to the CEO for operational purposes. The Chief Internal Auditor (‘CIA’) reports to the Board through the Board Audit Committee, and also reports to the CEO for operational purposes. The CIA also has a direct reporting line to the CIA of Banco Santander, S.A.

Chief Executive Officer

The key risk responsibilities of the CEO are to:

•	Propose and execute a strategy and business plan for Santander UK and manage the risks that arise in the execution of this strategy and business plan with delegated authority from the Board for this purpose.

•	Ensure that an appropriate system of risk management controls is in place and report to the Board on the management of risk.

•	Promote a corporate culture ensuring ethical practices and social responsibility are fostered, and that the policies and corporate values approved by the Board are effectively communicated throughout Santander UK.

Chief Risk Officer

The key risk responsibilities of the CRO are to:

•	Propose to the Board, via the Board Risk Committee, a Risk Framework which sets out how the risks arising from Santander UK’s activities are managed within the Board-approved Risk Appetite.

•	Provide advice to the CEO, the Board Risk Committee and Board on the Risk Appetite associated with the strategic business plan and on its appropriateness.

•	Provide assurance to the Board and external regulators that Santander UK’s material risks are appropriately identified, assessed, measured and reported and that the systems, controls and delegated authorities for the management of these risks are adequate and effective.

•	Provide an assessment on key risks to the CEO, Board Risk Committee, Board and Santander UK’s regulators on how risk is being managed, and escalate issues and breaches of appetite as necessary.

Chief Internal Auditor

The main responsibilities of the CIA are to:

•	Ensure that every significant activity and entity is within the scope of Internal Audit.

•	Design and implement a suitable audit methodology that identifies key risks and evaluates controls.

•	Develop an audit plan based on evaluating existing risks and deliver it through issuing audit and other assurance and monitoring reports.

•	Undertake all audits, special reviews, reports and commissions requested by the Board Audit Committee.

•	Undertake regular business monitoring through engagement with internal control functions and external audit.

•	Develop and implement an internal auditor training plan with regular skills assessment.

Risk organisational structure

The three lines of defence is an industry-wide model for the management of risk, understood as a clear set of principles by which to implement a cohesive operating model across an organisation. The reporting lines to the Board (including the Santander UK plc Board) with respect to the management of risk are set out below:

Internal control system

The Risk Framework provides an overarching view of the internal control system which supports the management of risk on an enterprise-wide basis across Santander UK. It sets out at a high level the overriding guiding principles, the minimum standards, the roles and responsibilities and the governance for internal control. The internal control system is split into the following categories:

Category	Description
Risk Frameworks	Set out how risk should be managed and controlled for:

• The Santander UK group (overall framework);

• Key risks (risk type frameworks); and

• Key risk activities (risk activity frameworks).

Risk Appetite Statement	Defines the type and the level of risk that the Santander UK group is willing and able to accept in pursuit of its strategic objectives as expressed in business plans. Policies set out what action must (or must not) be taken to ensure the Santander UK group remains within agreed Risk Appetite. Overarching policies are set by Risk Control Units. Business and Business Support Units have operational policies, standards and procedures in place which align with and support the implementation of these overarching policies.

Delegated Authorities/ Mandates	Define who can do what under the authority delegated to the CEO by the Board.

Risk Attestations	Set out how risks have been managed and/or controlled in line with the requirements set out in the risk frameworks and within the agreed Risk Appetite, noting any remedial action required of the Business Units, Business Support Units or Risk Control Unit. These are fundamental processes designed to enforce personal accountability.

RISK APPETITE (unaudited)

The Risk Appetite defines the type and the level of risk that Santander UK is willing and able to accept in pursuit of its strategic objectives. The Risk Appetite is set on an enterprise-wide basis and is closely linked with the strategy of Santander UK. The strategy must be achievable within the agreed boundaries determined by the Risk Appetite.

The Risk Appetite is expressed through the principles, metrics, and qualitative statements contained within our Risk Appetite Statement.

Principles

The principles that govern the Risk Appetite Statement, which are based on Santander UK’s strategic objectives and the Risk Framework, require that Santander UK should maintain:

•	A strong foundation of financial resources, capable of successfully withstanding severe but plausible stressed conditions.

•	A risk profile that delivers predictable income and loss volatility, on an enterprise-wide basis across all business lines and risks.

•	Stability in earnings and disbursements, commensurate with the desired level of return.

•	Strong capital and liquidity ratios as an autonomous subsidiary.

•	A funding strategy that avoids excessive reliance on wholesale funding, and provides effective diversification in sources and tenor.

•	Control over large concentrations to single obligors and industry sectors.

•	A risk-averse approach to Operational, Conduct, Regulatory and Legal risk.

•	Compliance with, and exceeding, all regulatory requirements.

•	Remuneration and incentive schemes that support the wider risk management principles and Risk Culture Statements.

•	The trust of its people, customers, shareholders and communities.

Primary metrics

These metrics are the primary articulation of the Risk Appetite. Limits are set covering losses, capital adequacy and liquidity under stress conditions. The scope of the limits for losses covers all appropriate key risk types including credit risk, market risk, operational risk and conduct risk. Capital limits consider both regulatory and economic capital, whilst liquidity risk appetite is set with reference to the current most plausible stress scenario.

Complementary metrics

The main objective of these metrics is to control risk concentrations. Their scope includes limits around large and single-name exposures, products, sectors, sovereigns and certain geographical regions.

Qualitative statements

For aspects of risk that do not lend themselves to expression through metrics, qualitative statements are employed. For example, in the case of conduct risk, qualitative statements express our risk appetite around products, sales, after sales servicing and culture. Statements are also used to cover specific exclusions and restrictions in respect of certain sectors, types of customer and business activities.

The Board approves and oversees the annual formulation of the Risk Appetite Statement, ensuring that it continues to be consistent with our strategy, and reflective of the markets in which we operate.

It is the responsibility of executive management to ensure the risk profile of Santander UK, reflected in the annual budget and business plan, remains consistent with the Risk Appetite Statement. Monthly monitoring is undertaken to support this. In addition, at least semi-annually, the performance of the business plan against the Risk Appetite under stressed conditions is assessed to detect any adverse trends or inconsistencies.

After the Risk Appetite has been set, it is cascaded down to business unit or portfolio level as appropriate ensuring enterprise-wide coverage.

To help ensure the Risk Appetite is properly communicated and embedded, lower level limits and thresholds are set at a business unit or portfolio level, which are linked to the Risk Appetite Statement. For risk types where the Risk Appetite is expressed through qualitative statements, appropriate lower level Key Risk Indicators are used, so that performance against the statements can also be monitored and reported.

STRESS TESTING (unaudited)

Santander UK uses stress testing as a risk management tool in order to improve business planning and enterprise-wide risk management. The main objective of stress testing is to enhance senior management’s understanding of the sensitivity of Santander UK’s business plan, earnings and risk profile to stressed conditions.

Governance

Santander UK’s Stress Testing Framework has been designed to ensure that stress testing has enterprise-wide coverage and is an integral part of:

•	Risk identification, assessment, management and reporting;

•	Business and capital planning;

•	Risk Appetite;

•	Liquidity and contingency planning; and

•	Compliance with prevailing regulatory requirements.

Various governance committees are involved in the review and challenge of stress testing. The Board considers stress testing outputs during the approval processes for the ICAAP, the ILAA and Risk Appetite. It is supported by the Board Risk Committee which approves the Stress Testing Framework and the annual programme of stress testing to be conducted. The Executive Risk Committee is responsible for ensuring the integrity of the stress testing approaches, processes and results as well as the overall adherence to the Stress Testing Framework.

For more details on capital and liquidity stress testing, see the ‘—Balance Sheet Management Risk—Capital risk’ and ‘—Balance Sheet Management Risk—Liquidity risk’ sections of this Risk Review.

Scenarios

Santander UK regularly develops forward-looking hypothetical stress scenarios. These consider a broad range of potential outcomes, exploring both the key vulnerabilities of Santander UK’s business model, as well as external economic shocks. The scenario design and selection process engages a broad range of internal stakeholders, including Board members. In addition to a descriptive narrative, the scenarios are defined using projections for key economic variables such as GDP, house price indices, unemployment and interest rates. The range of scenarios features diverse severities and time horizons of typically between three and five years. For example, one scenario considers an economic recession in which GDP suffers an overall contraction of approximately 4% with unemployment reaching rates as high as 12% and housing prices falling by up to 35% from their peak level.

Models, approaches and assumptions

A range of quantitative models, approaches and assumptions are used to estimate forecasted stressed results. These include the linkages between underlying economic factors and stressed risk parameters, as well as those for the balance sheet and income statement. Where stress testing models are deemed material they are subject to a formal review, independent validation and approval process. The key weaknesses and associated assumptions of the models are highlighted during the approval process for the stress test in question. In some cases, the results generated by the stress testing models will be supplemented with expert management judgement. Where this is material to the outcome of the stress test, it is subject to review by the approving governance committee.

A multi-layered approach to stress testing has been designed in order to capture risks at various levels; this extends from sensitivity analyses of a single risk factor to an individual portfolio, through to comprehensive exercises that cover all risk types across the entire business. Stress testing outputs form the basis for designing appropriate action plans aimed at mitigating potentially damaging effects.

Santander UK also conducts reverse stress tests. These are tests in which Santander UK is required to identify and assess scenarios that are most likely to cause the failure of its current business model. The results of the reverse stress test are reviewed and approved by senior management and ultimately by the Board.

External stress testing exercises

Santander UK also takes part in a number of external stress testing exercises. During 2014, these included the Santander UK plc group’s participation in the concurrent stress test of the UK banking system conducted by the PRA, as described under ‘—Top Risks’, as well as contributing to the stress test of Banco Santander, S.A. orchestrated by the EBA as part of their test of the resilience of banks in the EU.

ECONOMIC CAPITAL (unaudited)

The Economic Capital (‘EC’) model is used as an internal measure of risk to which Santander UK is exposed. It is used as a risk management tool alongside approaches such as stress testing, and complements the assessment of regulatory capital requirements. The model has been developed internally in conjunction with Banco Santander, S.A., and is regularly monitored and updated as required. It has been subject to independent validation, and formal review and approval.

The model allows for consistent assessment across various risk types, including credit risk, trading market risk, banking market risk, pension risk, operational risk and strategic risk. Critically, the model also considers portfolio concentration and diversification between businesses. The time horizon and confidence interval of the model can be adjusted to allow it to be used for a variety of risk management purposes. For example, EC is used to supplement the analysis of regulatory capital within the ICAAP, and also to compare the risk-adjusted returns of business lines and individual transactions.

DISTRIBUTION OF RISK (unaudited)

As homogenous measures of risk, both EC and regulatory capital can be used to illustrate the distribution of risk across those risk types for which capital is considered an effective mitigant. The table below sets out the distribution of regulatory RWAs across Santander UK at 31 December 2014, by key risk type and by business unit.

During 2014, the relative distribution of risk across Santander UK, as measured by regulatory RWAs, was broadly unchanged. Credit risk in Retail Banking remained the largest consumer of RWAs, reflecting our balance sheet structure and business strategy. For additional information, see ‘—Balance Sheet Management Risk—Capital Risk—Risk Weighted Assets.’

Top risks	Strategic priority key:

A top risk is a current risk within our business that could potentially have a material impact on our financial results, reputation and the sustainability of our business model.	Loyal and satisfied retail customers
‘Bank of Choice’ for UK companies
Consistent profitability and a strong balance sheet

Top risks	All of our activities involve, to varying degrees, identification, assessment, management and reporting of risk or combinations of risks. During 2014, senior management focused on our top and emerging risks and their causes. These are described in the following section, including how they link to our strategic business priorities which are described in more detail in ‘Item 4. Information on the Company—Top Risks in H1 2015’ and ‘Item 4. Information on the Company—Top Risks in 2014’.

Risk description	Risk features and impact

Capital Capital Risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.	Capital risk has the potential to disrupt our business model and stop the normal functions of Santander UK. It could also cause Santander UK to fail to meet the capital requirements of regulators, who would then have powers to constrain disbursements, such as the payment of dividends, or to resolve Santander UK. Capital risk in Santander UK is driven primarily by credit risk and the effects of regulatory change as well as management’s ability to raise capital to meet demand over the economic cycle.

Conduct

Conduct risk is the risk that Santander UK’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that Santander UK fails to hold to and maintain high standards of market integrity.

Conduct risk is a key risk to Santander UK in view of the evolving regulatory environment and to enable us to meet our aim to be the best bank for our customers. Specific conduct risks to which we are exposed include: products and services not meeting customer needs; failing to deal with complaints effectively; and the risk that customers are sold unsuitable products or not provided with adequate information to make informed decisions.

Credit

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which we have directly provided credit, or for which we have assumed a financial obligation.

Deterioration in the credit quality of our customers and counterparties could reduce the value of our assets, and increase our write-downs and allowances for impairment losses. A deterioration in credit risk can be caused by a range of macroeconomic environment and other factors, including increased unemployment, falling house prices, increased corporate insolvency levels, reduced corporate profits, increased personal insolvency levels, increased interest rates and/or higher tenant defaults.

Liquidity

Liquidity risk is the risk that Santander UK, although solvent, either does not have sufficient financial resources available to meet its obligations as they fall due, or can secure them only at excessive cost.

All major banks, including Santander UK, can be impacted by changes in confidence in the banking sector, the wholesale funding markets or the banking institution, as well as by changes in the structure or the regulation of the banking sector. Should Santander UK be unable to continue to source sustainable funding (whether due to exceptional circumstances, industry restructuring or regulatory change), our ability to fund our financial obligations could be adversely affected, potentially disrupting the day-to-day operations, business model or leading to the insolvency of Santander UK plc.

Operational Operational risk is the risk of direct, or indirect, loss to Santander UK resulting from inadequate or failed internal processes, people and systems, or external events.	Operational risk is inherent within all the business and support processes Santander UK and its suppliers undertake and occurs where unexpected or unplanned events associated with people, processes, systems or external events may prevent us from achieving any of our desired business objectives.

Pension Pension risk is the risk to Santander UK caused by its contractual or other liabilities to or with respect to its defined benefit pension schemes.	Santander UK faces pension risk as a sponsor of defined benefit pension schemes. Pension risk arises to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities due to the uncertainty of future investment returns and the projected value of schemes’ liabilities. For instance, deterioration in the funding valuation position could result in a requirement to make material contributions to reduce deficits.

Strategic Strategic risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.	Strategic risk can be reduced by developing a sound evidence base and grasp of key trends in the UK marketplace, anticipating changes in the operating environment and customer behaviour, and having a strong understanding of a bank’s own capabilities. Effective management of strategic risk is therefore important to maintain market share, revenues and returns to shareholders.

Developments in 2014

During 2014, regulatory developments continued to have the potential to impact Santander UK’s capital plans materially and were mitigated through close monitoring, scenario analysis and capital issuance. The Santander UK plc group participated in the PRA’s concurrent stress testing exercise in the year and exceeded the PRA’s stress test threshold requirement of 4.5%, with a stressed CET 1 capital ratio of 7.9% after PRA-selected management actions.

Our CET 1 capital ratio was 11.9% at 31 December 2014, with the PRA end point Tier 1 leverage ratio at 3.8%. RWAs were £82.3bn at 31 December 2014. We plan to continue to strengthen our leverage ratio through organic capital growth and, where necessary, AT1 capital issuance. We expect to meet the proposed UK minimum leverage requirements as they fall due and the PRA Total Loss-Absorbing Capacity (‘TLAC’) requirement, whilst maintaining our strategic plan to grow and further diversify our business.

During 2014, we continued to embed enhanced management of conduct risk throughout the business, including a comprehensive cultural change project. The focus for 2015 will be to ensure this is embedded across all business areas. It is expected that a number of remediation projects will also come to a close during 2015.

In 2014, a total charge of £140m, including related costs, was made for further conduct remediation. Of this, £95m related to payment protection insurance (‘PPI’), following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. There was a £45m charge related to existing remediation activities of other products and an additional provision taken principally for wealth and investment products.

At 31 December 2014, the remaining provision for PPI amounted to £129m (2013: £165m). Monthly redress costs, including pro-active customer contact, decreased to an average of £11m per month (2013: £18m).

During 2014, the overall Santander UK NPL ratio improved to 1.80% (2013: 2.04%), with the performance across the business units as follows:

The Retail Banking NPL ratio decreased to 1.62% at 31 December 2014 (2013: 1.89%), with an improvement across all the principal portfolios, supported by the benign economic environment for UK households, low interest rates, rising house prices and falling unemployment. The Commercial Banking NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%) due to credit quality remaining strong. We continue to adhere to our prudent lending criteria as we further deliver on our business plan to expand lending. The Corporate & Institutional Banking NPL ratio increased to 1.01% at 31 December 2014 (2013: 0.33%), due to a single infrastructure loan which moved to non-performance. The Corporate Centre NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the on-going sale and run-off of the non-core corporate and legacy treasury portfolios which continued with no significant impact on the income statement.

The LCR1 rules were finalised by the European Banking Authority (‘EBA’) in October 2014. The LCR eligible liquidity pool was £39.5bn at 31 December 2014, and the LCR was 110%. Wholesale funding with a residual maturity of less than one year increased by £1.9bn to £23.1bn at 31 December 2014, due to the timing of secured funding maturities. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171%.

Medium-term funding issuance of £12.9bn (sterling equivalent) in 2014 included £7.7bn of senior unsecured issuance. Overall, the cost of wholesale funding continued to fall during the year, as lower cost new issuance replaced more expensive maturing funding in a more stable capital markets environment.

During 2014, we continued to develop and embed our operational risk management framework, including the inception of an Operational Risk Transformation Programme (‘ORTP’) due to be completed in 2016. The ORTP incorporates significant developments in the key components of Operational Risk Assessments, scenario analysis, key risk indicator monitoring, change assessments and loss/incident data collection.

We paid specific attention to industry-wide concerns about cyber-crime throughout the year. We worked closely with other financial organisations, government bodies and security specialists, and continued to focus on investing in technology, process improvements and education programmes to reduce cyber risk and enhance data security.

During 2014, the latest triennial Trustee pension scheme funding valuation, at 31 March 2013, was agreed. Following this, an updated schedule of deficit funding contributions was agreed with the Scheme Trustee. During 2014, the risk profile of the Santander UK group’s defined benefit pension scheme remained stable with the focus on positive performance of the assets relative to liabilities, whilst managing volatility through hedging.

The Scheme’s accounting position improved by £670m to a surplus of £156m at 31 December 2014, attributable to positive asset returns, additional contributions by Santander UK, and a £218m net gain arising from Scheme changes that limit future defined benefit pension entitlements and provide for the longer-term sustainability of our staff pension arrangements.

Risks to banks’ strategies continued in 2014, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. Regulatory initiatives including the implementation of UK bank ‘ring-fencing’ legislation, the recently announced market investigation by the Competition and Markets Authority, and other macro-prudential, micro-prudential and conduct-related announcements continued to affect banks’ operating environment.

During 2014, we made continued progress towards achieving our strategic objectives as set out in ‘Item 4. Information on the Company.’ Our business model, with its strong customer focus and low risk approach, helps us respond to the above challenges and meet our strategic goals.

[1]	Non-IFRS measure. See ‘—Risk Review—Balance Sheet Management Risk—Liquidity Risk—Liquidity Risk Management—Stress testing—Compliance with internal and regulatory stress tests’ for details of the calculation of the LCR.

Emerging and future risks

Strategic priority key:

Emerging and future risks

An emerging and future risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy.

Loyal and satisfied retail customers
‘Bank of Choice’ for UK companies
Consistent profitability and a strong balance sheet

Timeframe	Risk description and mitigation

1-3 years	The UK economy

The financial performance of Santander UK is intrinsically linked to the UK economy. This is particularly so for those aspects that have greatest influence on our larger credit portfolios, such as the housing market and unemployment. In turn, the prospects for the UK are also dependent, to a degree, on the economies of other major trading areas, such as the eurozone.

If the UK economy continues to improve, interest rates are expected to rise, especially if inflation moves back towards the Bank of England’s target rate. In such a scenario, the behaviour of our customers and other market participants might change. This could include increased customer movement and more competitive product pricing.

If the UK economy doesn’t continue to recover as expected, or even experiences a downturn, Bank of England interest rates may remain at record low levels or even be reduced further.

This could affect credit losses, net interest margins and pension risk.

We continue to monitor these risks regularly, and assess their potential impacts with scenario analysis.

New and emerging regulation

The aftermath of the financial crisis has seen the emergence of a significant volume of additional regulation in the UK, the US and other jurisdictions. In some cases, the impact on Santander UK has become clearer and more precisely quantified. In response to these new regulations, a number of significant change projects are already under way, including those relating to the Financial Services (Banking Reform) Act 2013. We regularly assess the potential impact of regulation to gauge its implications on our risk profile and financial resources, including capital. However, there also remains a significant body of emerging regulation where the impact and timing remain uncertain.

The first half of 2015 has also seen the advent of further market reviews which may affect our business.

IT and business change

Santander UK continues to invest in new IT platforms and systems, to support its strategic growth plans. There are also a number of key business change initiatives under way, the successful delivery of which is crucial to meet regulatory demands and strategic aims. As with any significant change programmes of this nature, we continue to monitor and control the risks associated with the pace of change.

New competitors and technology

Innovations in technology continued to develop at a rapid pace. We have also seen the advent of new financial services providers. These factors bring with them the potential for increased levels of competition in the medium term.

More than 3 years	The UK and European political environments
Following the May 2015 UK general election, the UK Government committed to renegotiating the terms of the UK’s membership of the European Union and subsequently holding a referendum.

The EU itself also continues to face uncertainty, especially as the economic and political environment develops, particularly in eurozone member states, including Greece. We continue to monitor the potential consequences for our business plan from any associated impacts.

Credit risk

CREDIT RISK MANAGEMENT

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which Santander UK has assumed a financial obligation.

Exposures to credit risk arise in the following businesses:

Retail Banking		Commercial Banking		Corporate & Institutional Banking		Corporate Centre

•	Exposures arise from residential mortgages, current accounts, UPLs, credit cards, business banking and other personal financial services products.	•	Exposures arise from loans, bank accounts, treasury instruments, asset finance, cash transmission, trade finance and invoice discounting. These services are provided to corporates, including UK SMEs, and commercial real estate and Social Housing.	•	Exposures arise from lending and treasury products provided to large corporates, and from treasury markets activities with financial institutions.	•	Exposures arise from asset and liability management of the balance sheet, as well as the non-core and legacy portfolios being run down.

The credit risk arising in each of these businesses is covered in further detail in subsequent sections. The management of credit risk is tailored according to the type of customers, who are typically classified as either standardised or non-standardised as follows:

Standardised customers				Non-standardised customers

•	Consist primarily of individuals and small businesses. Risk management is based on expert internal risk assessment and automated decision-making models, supported by teams of analysts specialising in this type of risk.			•	Consist mostly of medium and large corporate customers and financial institutions where risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•	Approach applied by Retail Banking, Commercial Banking, and Corporate Centre (for non-core portfolios).			•	Approach applied by Commercial Banking, Corporate & Institutional Banking, and Corporate Centre.

Approach to credit risk

Risk limit planning and setting

Risk limit planning and setting is a dynamic process involving the discussion of business proposals and the attitude to risk. This process culminates in an agreed risk limit plan, which is a comprehensive document used for the integrated management of the balance sheet and its inherent risks. All risk limit plans are monitored with management actions taken to deliver the plan, as necessary.

Risk analysis and credit rating process

Risk analysis is performed to establish the customer’s ability to meet its obligations. The analysis includes a review of customer credit quality, associated operational risk, and risk-adjusted returns. To aid this analysis, Santander UK uses a number of proprietary internal measurement tools including statistical models and rating systems. These are used for internal credit risk assessment and informing lending decisions, and are tailored to each risk classification.

For standardised customers, statistical models are typically employed that automatically assign a score to the proposed transaction or customer. Such scorecards typically work in conjunction with other policy rules, supported by credit references. Most decisions are automated although, in some cases, manual intervention is necessary. Risk assessment is not constrained to decisions at origination, as often scorecards exist across the customer lifecycle.

For non-standardised customers, specific proprietary rating systems are used. For many non-standardised counterparties with a global footprint, Santander UK employs rating tools, co-ordinated on a global basis by the Banco Santander group. Portfolios of this nature include sovereigns, large corporates and certain financial institutions. Risk assessment involves the analysis of the customer’s financial performance compared with macro-economic data, supplemented with an analyst’s expert judgement. Customer ratings are reviewed at least annually and more frequently in cases where monitoring indicates this is appropriate. The rating tools are regularly reviewed.

Transaction decision-making

Having analysed a credit transaction and rated the customer, a decision is then made about whether or not to approve the transaction. This decision-making process takes account of the credit quality of the customer, the underlying risk of the transaction (and the extent of any risk mitigation such as collateral); the associated risk policy, limits and appetite; and achievement of the desired balance between risk and associated return. All decisions to approve credit transactions are made under authority delegated by the Board. The approach to the decision-making process differs according to risk classification. For standardised customers, automated decision models are used to manage large volumes of credit transactions. In certain cases this is supplemented by the use of manual underwriting to ensure adherence to risk policy.

For non-standardised customers, credit approval decisions are made under a system of delegated authorities to individuals. Larger transactions above pre-defined limits are referred to governance committees.

Risk monitoring

Monitoring is conducted at a portfolio, segment, customer and transaction level. Mitigating actions are proposed if deterioration is detected. Credit concentrations are also monitored. Concentration limits as defined by the Risk Appetite are reviewed and approved as necessary.

For standardised customers (principally retail and SME customers), scorecards and policies are monitored frequently, using both quantitative and qualitative key risk indicators in order to detect any variance in portfolio performance compared to forecasts. Adjustments to models and policy are made as required to bring portfolio performance back in line with expectations.

For non-standardised customers, monitoring is undertaken using a Watchlist process. There are a range of indicators that may trigger a case being added to the Watchlist, including downturn in trade, covenant breaches, major contract loss, early arrears or persistent excesses and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events. The Watchlist uses the classifications of ‘enhanced monitoring’ and, for cases warranting more significant actions, ‘proactive management’. Proactive management strategies can range from an agreed reduction in credit exposure to the negotiation of additional security or the cancellation of exposure. Inclusion on the Watchlist indicates that a potential impairment event has been observed but it does not automatically mean there has been a default. Cases on the Watchlist are assessed for impairment collectively, unless the debt management activity has been transferred to the Restructuring & Recoveries team, at which point impairment is assessed individually. Cases that become non-performing are no longer included on the Watchlist and are also assessed for impairment individually.

Risk measurement and control

Changes in Santander UK’s credit risk position are measured and controlled against budgets, limits and benchmarks. The potential future impact of any changes arising from either strategic decisions or the external operating environment is assessed to establish any mitigating action. Several metrics are used to measure and control credit risk in this regard. The key metrics for risk management purposes:

Metric	Description

Expected loss (‘EL’)	This metric provides an indication of the likely future costs of credit risk and is the product of the probability of default (‘PD’), the exposure at default (‘EAD’) and the loss given default (‘LGD’), all of which are parameters based on internal risk models and the CRD IV assessment of customers or transactions that constitutes a judgement of their credit quality:

	•	PD is calculated by observing the cases of new defaults in relation to the final rating assigned to customers or to the scoring assigned to the related transactions.

	•	EAD is calculated by comparing the use of committed facilities at the time of default and their use under normal (i.e. performing) circumstances, so as to estimate the eventual extent of use of the facilities in the event of default.

	•	LGD is calculated by observing the recoveries of defaulted loans, taking into account the income and expenses associated with the recovery process, as well as the timing and indirect costs arising from the recovery process.

PD, EAD and LGD are all calculated in accordance with the requirements of CRD IV and therefore include direct and indirect costs. For the remainder of the Risk Review impairments, impairment losses and impairment loss allowances refer to calculations in accordance within IFRS unless specified as relating to CRD IV. For details of the accounting policies for impairment calculated in accordance with IFRS refer to Note 1 to the Consolidated Financial Statements.

Net movement in NPLs	This metric and its components (including write-offs and recoveries) are used to monitor changes in the behaviour of portfolios. Loans and advances are classified as NPLs typically when a counterparty fails to make payments for three months or longer, or where there is information available which indicates that there are significant doubts regarding the customer’s ability to meet forthcoming contractual payments. This information can vary across business divisions and typically includes circumstances where a customer:

Retail Banking

	•	Has a bankruptcy or insolvency indicator and is in arrears by less than three months;

	•	Is in maturity default, the entire loan is contractually matured by at least three months and a balance remains;

	•	Was forborne in a non-performing state and has not yet repaid all arrears prior to the forbearance;

	•	Has been subject to multiple instances of forbearance; and/or

	•	Has had fees and interest suspended as a result of financial difficulties.

Commercial Banking, Corporate & Institutional Banking and Corporate Centre

	•	Has a winding up notice issued or suffers an insolvency event;

	•	Has had event(s) occur which are likely to adversely impact upon their ability to meet financial obligations (e.g. where a customer loses a key client or contract);

	•	Has regularly and persistently missed/delayed payments but where the account has been maintained below 90 days past due;

	•	Is due to mature within six months and where the prospects of achieving a refinancing are considered low; and/or

	•	Has an excessive LTV with little prospect of this being rectified.

Santander UK uses a number of measurement tools for assessing credit risk, making lending decisions and calculating regulatory capital in accordance with CRD IV requirements, but these are not used in the calculation of impairment loss allowances for accounting purposes under IFRS. For the remainder of the Risk Review, impairments, impairment losses and impairment loss allowances refer to calculations in accordance with IFRS unless specified as relating to CRD IV. For details of the accounting policies for impairment calculated in accordance with IFRS, see Note 1 to the Consolidated Financial Statements.

Risks are also assessed from various complementary perspectives, including internal rating deterioration, geographical location, business area, product and process, in order to identify specific areas requiring remediation. Stress testing techniques are also employed to establish vulnerabilities to economic deterioration.

Debt management

Debt management is fundamental to our business, and is deployed through specialist units. It is a strategic, integrated business activity that aims to deal fairly but efficiently with customers that are experiencing financial difficulties. Effective debt management is dependent on:

•	Supporting the customer with affordable and sustainable repayment solutions based on their individual circumstances;

•	Predicting customer behaviours and treating customers fairly by monitoring and modelling customer profiles and financial performance, and designing and implementing appropriate customer communication and debt management strategies;

•	On-going dialogue and negotiation with the customer to return the account to normal status in the shortest affordable and sustainable period; and

•	Monitoring and evaluating debt management agreements to ensure they are producing the desired outcomes.

Debt management activity consists of the following phases, which are tailored to each business segment and are discussed in the sections that follow: ‘Arrears management’; ‘Forbearance’; ‘Other changes in contractual terms’; ‘Other forms of debt management’ and ‘Exit strategies’.

CREDIT RISK MANAGEMENT – RETAIL BANKING

Approach to credit risk

•	Santander UK is principally a retail lender. Retail lending commonly consists of a high volume of loans that, individually, are of relatively small denomination. As such these are typically managed on a portfolio or customer segment level. Nonetheless, each retail customer and lending facility is assessed to establish the customer’s ability to meet their obligations through the term of the borrowing. Alongside the application data provided by our customers, the following key factors are taken into consideration:

Credit policy: Our credit policy is specifically designed, and regularly reviewed, to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality;

Credit scoring: Santander UK typically employs statistical models that assign a score to the proposed transaction or customer. Scoring models are monitored regularly, with both quantitative and qualitative triggers embedded; and

Credit references: Credit performance data provided through external agencies is employed in the lending decision and supports both credit scoring and policy.

Many decisions are automated as these factors are often embedded within our risk systems. There are cases however where additional qualification and manual intervention is necessary for a lending decision.

•	Risk assessment is not constrained to decisions at origination, as risk management tools exist across the customer lifecycle. Once loans have been accepted, credit risk in Retail Banking is managed through the use of a set of Board-approved Risk Appetite limits and portfolio-based exposure limits.

•	The largest area of exposure to credit risk in Retail Banking is in residential lending on mortgages. Residential lending is subject to lending policy and lending authority levels.

Credit risk management and mitigation

Portfolio	Description

Mortgages

Mortgages are provided subject to a rigorous credit risk assessment of the borrower and property. The approval process is supported by manual underwriting. Affordability is assessed by reviewing a customer’s expenditure, other credit commitments and capacity to repay under stressed interest rates. The affordability model is regularly reviewed and refined as required by changes to regulation, economic conditions and risk performance. For example, changes were made in 2014 to our stressed interest rates and the cost of living criteria. Additional metrics are also used, including product limits, loan-to-income and loan-to-value (‘LTV’) ratios.

Prior to granting any first mortgage loan on a property, Santander UK has the property valued by an approved and qualified surveyor. The valuation is based on internal guidelines, which build upon the Royal Institution of Chartered Surveyors (‘RICS’) guidance on valuation. For re-mortgages and qualifying purchases where the LTV is 75% or lower, an automated valuation may be used instead of a surveyor’s valuation subject to acceptance criteria.

For revaluation and loan loss allowance calculation purposes, current property values are estimated quarterly by an independent agency through statistical models using information from recent property transactions and valuations in that local area. In certain instances, HPI is used where agency model confidence levels drop below a Santander UK pre-defined threshold.

Banking and Consumer Credit

Santander UK provides a range of unsecured finance products to personal and Business Banking customers. These include bank accounts, with and without lending facilities, personal loans, credit cards and finance leases. The quality and performance are monitored on a regular basis to ensure that they are within agreed portfolio limits and risk profiles.

The provision of unsecured lending facilities is subject to an initial affordability and credit risk assessment process together with ongoing monitoring and control. This process uses a range of decisioning systems and models that incorporate information from multiple sources, typically including details provided by the customer, information on the customer’s existing holdings of Santander UK products, and credit reference agency data on a customer’s broader financial position.

Debt management – mortgages

Debt management strategies can start prior to actual payment default or as early as the day after a repayment is past due and can continue through to legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case. Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of financial difficulties with a solution agreeable to Santander UK. Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.

Arrears management

Arrears management makes use of collection and rehabilitation tools such as debt counselling and field visits, as well as exercising legal right of set-off against other designated bank accounts. Our focus is on understanding the nature of customers’ circumstances so that the most appropriate assistance is offered in our efforts to bring the customer account up to date as soon as possible.

Forbearance

Forbearance on mortgage accounts occurs where Santander UK agrees a temporary or permanent change of contractually agreed terms and conditions with a borrower who has been identified as being in financial difficulty. Forbearance strategies are employed to assist customers through temporary periods of financial difficulty and ensure that foreclosure or repossession is a last resort. The effectiveness of our forbearance approach is regularly reviewed.

The factors considered when concluding whether a borrower is experiencing financial difficulties can include significant changes in economic circumstances such as the loss of income or employment, and significant changes in personal circumstances such as divorce or bereavement. The aim of such concessions is to bring the account back on to sustainable terms where the mortgage can be fully serviced over its lifetime. Santander UK’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary.

Santander UK may offer the following forbearance solutions provided that the affordability assessments indicate that the borrower will be able to meet the revised payment arrangements:

Action	Description

Capitalisation	Arrears may be added to the mortgage balance where the customer is consistently repaying the agreed monthly amounts (typically for a minimum of six months) but where they are unable to increase repayments to repay these arrears over a reasonable period. Capitalisation is often combined with term extensions and interest-only concessions.

Term extension	The repayment period may be extended to reduce monthly repayments within credit policy criteria for age at maturity (typically no more than 75 years old) and loan term.

Interest-only	The monthly repayment may be reduced to interest payment only for a limited period (typically up to 12 months) with capital repayment deferred if all other collection tools have been exhausted and a term extension is either not possible or affordable. The expectation is that the customer will return to repayment on a capital and interest basis after the expiry of this concession. Periodic reviews of the customer’s financial situation are undertaken to assess when the customer can afford to return to the repayment method.

Accounts subject to such concessions which are granted due to financial difficulties are subsequently reported as forborne. Many of these accounts remain in the performing portfolio but are identified and reported separately from the other performing accounts, and are subject to higher provisioning rates. Where a case which is subject to forbearance is already classified in NPL at the point the forbearance is agreed, the case is retained in the NPL category, until all arrears prior to the forbearance have been repaid. Under Santander UK’s forbearance methodology, a case remains classified as forborne until full repayment is achieved.

In limited circumstances, a customer may have their loan forborne more than once, when an agreed plan to mitigate the customer’s financial difficulty has not achieved the intended or desired result and an alternative plan is required. Customers that have more than one forbearance event in a given year or more than three events in any rolling five year period are classified as multiple forbearance.

Loan loss allowances are assessed taking into account the value of collateral held as estimated by mark to market valuation models using postcode data as well as the cash flow available to service debt over the period of the forbearance, amongst other factors. These loan loss allowances are assessed regularly and are independently reviewed.

Other changes in contractual terms

In addition to the forbearance arrangements described above, there are other changes in contractual terms that have been carried out historically, due to commercial reasons, for borrowers who are not exhibiting signs of being in financial difficulty (such as a change of term or change to method of repayment). These changes are not classified as forbearance as no financial difficulty was evident at the time of the change in contractual terms and the majority of those modified subsequently continue to perform satisfactorily. The aim of the change in contractual terms is to retain the customer relationship.

Exit strategies

When a customer is unwilling or unable to adhere to an acceptable agreement regarding arrears, the account is escalated to the litigation and recovery phase. Santander UK will consider delaying litigation, or action once in litigation under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the customer is making a regular payment of at least the instalment amount. These policies exist to ensure that repossession is only used as a last resort. To ensure that estimated losses inherent in the stock of repossessed properties are realistic in relation to the current economic conditions, two independent valuations are requested on all repossessed properties together with estimated disposal costs. These form the basis for the calculation of the impairment loss allowance.

Higher risk loans and other segments of particular interest

Santander UK is principally a retail prime lender and does not originate sub-prime or second charge mortgages, or lend on original LTV of over 90% (except where we do so in support of UK Government mortgage schemes to a maximum LTV of 95%). Nonetheless, there are some mortgage types that may present higher risks than others, or which may be of particular interest. These consist of:

Product	Description

Interest-only loans and part interest- only, part repayment loans

Interest-only mortgages require monthly interest payments and the repayment of principal only at maturity. Part interest-only, part repayment mortgages permit a customer to have a component of their loan repaid on a capital and interest basis through the term of the loan, with the remaining loan component requiring monthly interest payments only, with the principal of this loan component repayable only at maturity.

Since 2009, the risk associated with interest-only mortgages has been decreased by reducing the maximum LTV on new interest-only mortgages and increasing the minimum credit score acceptable, resulting in higher quality loans. Since 2012, the maximum LTV on new interest-only mortgages has been 50%. In addition, sale of the property is now only an acceptable repayment plan where the amount of equity exceeds a predefined minimum.

Santander UK requires that customers with interest-only mortgages have made arrangements to repay the principal in full at maturity in line with their responsibilities. In addition, a strategy is in place to ensure that customers with interest-only mortgage components are aware of their repayment obligations. Communications to customers to reinforce this include targeted messaging within annual mortgage statements, as well as periodic contact campaigns asking them to advise us of their repayment plans (initially completed for customers with mortgages maturing before 2020 but to be extended to all interest-only customers).

Santander UK actively engages with customers who either acknowledge they will have a shortfall at maturity or have interest-only loans that have already passed their contractual maturity date. Where it is deemed to be in the interest of the customer (and subject to affordability assessments) alternative solutions are considered, including converting the balance in part or full to capital and interest with a further term or extending the repayment term to accommodate the maturity of a future repayment vehicle. Litigation is considered only as a last resort.

Flexible loans	Flexible mortgages permit customers the flexibility to pre-pay capital and to ‘drawdown’ additional funds at any time up to a predefined credit limit. By doing so, customers are able to vary their monthly payments, or take payment holidays. Drawdowns are subject to conditions, which include:

• Drawdowns in a month must not exceed the limit (if any) in the current tariff of charges.

• The customer must not be more than two payments in arrears.

• The customer must not have had any insolvency events, which can include county court judgements, bankruptcies, individual voluntary arrangements, administration orders and debt relief orders.

Customers may request credit limit reviews, but any request will be subject to the standard full credit approval process. Santander UK can lower the credit limit at any time to ensure that the total of the mortgage balance and the headroom within the credit limit does not exceed 90% of the property’s current market value.

Loans with loan-to-value >100%	Where loans have loan-to-value ratios greater than 100%, liquidation of the collateral will not yield sufficient funds to cover the loan advanced. In addition, arrears and the costs of liquidation can increase any ultimate shortfall. Prior to 2009, in limited circumstances, customers were able to borrow more than 100% of the value of the secured property. Additionally, previous decreases in house prices have resulted in the current LTV of some loans now being over 100%.

Buy-to-let loans	Santander UK targets new or small volume investor landlords. The general principle behind the buy-to-let proposition is that it is self-financing, but there is a risk that income from the property may not cover the costs, e.g. as a result of periods where the property is vacant. The proposition has its own suite of policies against which every application is manually assessed by an underwriter unless already declined by an automated system decision.

Debt management – banking and consumer credit

Arrears management

Arrears management makes use of collection and rehabilitation tools such as debt counselling and field visits, as well as exercising legal right of set-off against other designated bank accounts. Solutions offered to customers will vary according to both the type of credit facility (e.g. overdraft, credit card, monthly repayment loan) and the individual customer’s circumstances. In all cases our focus is on providing the most appropriate assistance in our efforts to bring the customer account up to date as soon as possible.

Forbearance

Unsecured lending

Forbearance arrangements for unsecured lending follow a similar set of principles to those applied to mortgages. Arrangements are managed on an individual basis taking into consideration each customer’s circumstances to ensure that arrangements are appropriate and sustainable.

A range of potential solutions are in place that includes:

Action	Description

Reduced repayments via a debt management plan	Where customers experience financial difficulty, collection activities and fees and interest can be frozen for up to 60 days while a reduced payment plan is agreed. Longer term suspension of interest and fees may also be considered as part of a repayment programme.

Informal reduced payment arrangements	The same flexibility as noted above is offered where a customer does not have a formal debt management plan in place but is experiencing financial difficulties.

Reduced settlement	A reduced lump sum payment may be accepted with the remaining balance written off.

In addition to these forbearance strategies, Santander UK also complies with insolvency solutions for credit card customers which are governed by relevant regulations and codes of practice. Insolvency solutions are not considered forbearance as they are not at the discretion of Santander UK but rather are complied with when applicable.

Finance leases

There is no significant forbearance activity in the finance lease business.

Exit strategies

When a customer is unwilling or unable to adhere to an acceptable agreement regarding arrears, the account is escalated to the litigation and recovery phase. This will only happen after all reasonable attempts to restore the account back to order have been exhausted. Recovery activity includes the use of external debt collections agencies, debt sale to external purchasers, litigation and enforcement action as appropriate.

CREDIT RISK MANAGEMENT – COMMERCIAL BANKING

Approach to credit risk

•	Risk analysis is performed to establish the customer’s ability to meet its obligations through the term of the credit facility. Lending is based on robust credit policies, and risk appetite limits and portfolio monitoring and management.

•	All transactions are considered using credit limits approved by the appropriate credit authority. The most senior risk committee in Santander UK in this respect is the Executive Risk Committee which reviews and approves the highest value transactions.

•	All customers are assigned a credit rating employing specific, internally-developed rating systems (see ‘—Credit Risk Review—Santander UK Group Exposure—Credit Quality’). The tools utilised contain both quantitative and qualitative components through the analysis of the relative financial performance of the customer supplemented by an analyst’s expert judgement. Internal ratings are reviewed at least annually.

•	Risk appetite limits are used to measure and control exposures. Credit policies are designed to support lending within the approved limits.

•	Credit risk is measured on a regular basis and reporting covers individual exposures as well as exposures by industries, geographical areas, products and other relevant concentrations. A detailed analysis of credit exposures and credit risk trends is reported on a monthly basis to the Executive Risk Committee, and larger exposures are reported monthly to the Board Risk Committee.

Credit risk management and mitigation

Portfolio	Description

Mid-Corporate and SME

Typically incorporates secured and unsecured lending, with the credit worthiness of the customer underpinned by financial and non-financial covenants, and debenture security. Guarantees are not classified as collateral and value is not attributed to them unless supported by tangible security. Lending decisions are assessed against trading cash flows and in the event of a default Santander UK does not typically take possession of the business’ assets, although an administrator may be appointed in more severe cases.

Asset finance and invoice finance is provided to certain UK corporate clients secured by a charge over the assets and debtor book being financed. Financed assets (typically vehicles and equipment) are reviewed prior to lending and their value assessed. For invoice finance, companies’ ledgers are subject to periodic reviews with funding provided against eligible debtors meeting pre-agreed criteria. In the event of a default, assets and debtors will be repossessed and sold, or collected out, respectively.

Commercial Real Estate

Collateral is in the form of a first charge over commercial real estate assets. Lending is undertaken against stringent policy criteria that include the condition, age and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors. Properties are viewed by Santander UK prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, the tenant and future demand for the property (e.g. market rent compared to the current rent). Loan agreements typically permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached. However for the commercial mortgage element of the portfolio no rights of revaluation exist.

When a loan is transferred to the Watchlist, Santander UK typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any forbearance solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives). Collateral is rarely taken into possession.

Social Housing

The Social Housing portfolio is secured by a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations. This collateral is re-valued at least every five years (in line with industry norms) and the valuation is based on standard social housing methodologies, which generally involve the properties’ continued use as social housing. If the valuation were based upon normal residential use the value would be considerably higher. To date, Santander UK has suffered no defaults or losses on this type of lending and has not had to take possession of any collateral. The value of the collateral is in all cases in excess of the loan balance. Typically, the loan balance represents 25% to 50% of the implied market value of collateral using Santander UK’s LGD methodology.

Older social housing loans that are not consistent with Santander UK’s business strategy are managed and reported in Corporate Centre.

Debt management

Problem debt is identified through close monitoring and is supported by the Watchlist process. Debt management activity is performed initially by the relationship manager supported by the relevant credit risk expert, and subsequently by the Restructuring & Recoveries team if the circumstances of the case become more acute or specialist expertise is required and where the case becomes non-performing.

Debt management strategies typically start prior to actual payment default and can continue through to legal action. Different strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case.

Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of financial difficulties with a solution agreeable to Santander UK. Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.

Arrears management

Santander UK seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients. The Watchlist process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce exposure, enhance security or in some cases seek to exit the position altogether.

Once categorised as Watchlist, a strategy is agreed with Credit Risk and monitored through monthly Watchlist meetings attended by Restructuring & Recoveries for each portfolio. Where the issues identified are perceived to have become more acute or longer term, a recommendation may be made for the case to be transferred to Restructuring & Recoveries. Once a case enters NPL status, it is removed from the Watchlist and transferred to Restructuring & Recoveries.

Forbearance

Forbearance occurs where Santander UK agrees a temporary or permanent change of contractually agreed terms and conditions with a borrower who has been identified as being in financial difficulty. The factors considered when concluding whether a borrower is experiencing financial difficulties can include the results of covenant testing, reviews of trading and management information provided under the loan terms or directly from the customer as part of Santander UK’s ongoing relationship dialogue. The aim of such concessions is to bring the account back on to sustainable terms where the loan can be fully serviced over its lifetime. Santander UK’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary.

Forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible where the loan is secured, avoid foreclosure or repossession. The effectiveness of our forbearance approach is kept under review.

Santander UK may offer the following forbearance solutions provided that the affordability assessments indicate that the borrower will be able to meet the revised payment arrangements:

Action	Description

Term extension	The term of the credit facility may be extended to reduce the regular periodic repayments and where, as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or where the loan is about to mature and near term refinancing is not possible on current market terms.

Interest-only	Regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred where other options are not available and the issues are viewed as temporary. The customer’s financial situation is regularly reviewed to assess when they can afford to return to the repayment method.

Payment rescheduling	Payment terms may be varied through lowering the level of near term obligations to provide time for a business to address issues that may temporarily be affecting its cashflow before being restored to higher levels once the borrower’s payment capacity has recovered. This may also include capitalisation of arrears or incorporating into an overdraft facility.

Accounts subject to such concessions which are granted due to financial difficulties are subsequently reported as forborne. Many of these accounts remain in the performing portfolio but are identified and reported separately from the other performing accounts, and are subject to higher provisioning rates. Where a case which is subject to forbearance is already in NPLs at the point the forbearance is agreed, the case is initially retained in the NPL category, until evidence of consistent compliance with the new terms is demonstrated before being reclassified out of NPLs (typically timely repayments for a minimum of three months).

Other forborne loans (i.e. those performing at the time of forbearance), are typically classified as sub-standard for an initial period and once the case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved, it may be reclassified as fully performing. Under Santander UK’s forbearance methodology, a case remains classified as forborne until full repayment is achieved.

In limited circumstances, a customer may have their loan forborne more than once, when an agreed plan to mitigate the customer’s financial difficulty has not achieved the intended or desired result and an alternative plan is required. Customers that have more than one forbearance event in a given year or more than three events in any rolling five year period are classified as multiple forbearance.

Loan loss allowances are assessed taking into account, amongst other factors, the value of collateral held as confirmed by third party professional valuations and the cash flow available to service debt over the period of forbearance. Loan loss allowances are assessed regularly and are independently reviewed.

Other forms of debt management

In addition to forbearance, Santander UK uses other forms of debt management which can include:

Action	Description

Covenant variations	Financial covenants breaches may be waived or covenant levels reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of Santander UK’s lending.

Payment agreements	Payments from a borrower may on rare occasions be varied such that an element of the debt and or interest is forgiven or reduced. This may involve debt-for-equity swaps for larger companies.

Obtaining additional security or guarantees	Where a borrower has unencumbered assets, these may be charged as new or additional security in return for Santander UK changing contractual terms to existing facilities. Alternatively, Santander UK may take a guarantee from other companies within the borrower’s group and/or major shareholders provided it can be established the proposed guarantor has the resources to support such a commitment.

Seeking additional equity	Where a business is over-leveraged, fresh equity capital will be sought from existing or new investors to adjust the capital structure in conjunction with Santander UK agreeing to forbear the residual debt.

Only a very limited number of debt-for-equity swaps have been undertaken. Under these arrangements, the converted debt is written off (net of existing loan loss allowances) upon completion of the debt conversion. The value of the equity acquired is initially held at nil value and reassessed periodically in light of subsequent performance of the borrower.

Exit strategies

Consensual arrangements

Where it is not possible to agree a forbearance arrangement, Santander UK may seek to exit the position by agreeing with the borrower an orderly sale of assets outside insolvency to pay down the debt, or arranging for the refinance of the debt with another lender.

Enforcement and recovery

Where it is not possible to agree a forbearance arrangement or to exit the position consensually, Santander UK will pursue recovery through an insolvency process, through the sale of any collateral held, or through a sale of the debt on the secondary market. A loan loss allowance is raised where a shortfall is identified between sale proceeds and the outstanding loan balance. Any shortfall is written off upon sale.

Higher risk loans and other segments of particular interest

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis. Further analysis is provided on this sector in the section ‘Credit Risk—Credit Risk Review—Commercial Banking’.

CREDIT RISK MANAGEMENT – CORPORATE & INSTITUTIONAL BANKING

Approach to credit risk

•	Corporate & Institutional Banking supports lending to large corporates and treasury markets activities with financial institutions.

•	The approach to credit risk in Corporate & Institutional Banking is consistent with the approach in Commercial Banking, as set out in ‘—Credit risk management – Commercial Banking’.

•	Credit risk on derivatives is taken under specific limits approved for each counterparty, and is controlled, managed and reported on a counterparty basis, regardless of whether the exposure is incurred by Corporate & Institutional Banking or by Corporate Centre. Credit risk on derivatives is calculated by adding the potential future exposure of the instruments to market movements over their lives to their current fair value. This is then included against the credit limits for individual counterparties along with other non-derivative exposures.

Credit risk management and mitigation

Portfolio	Description

Sovereign and Supranational	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

Large Corporate	The portfolio consists of multinational companies and large UK counterparties. The credit risk is primarily concentrated on lending and treasury products to support working capital and liquidity needs. The majority of the portfolio consists of unsecured exposure, but credit agreements are underpinned by both financial and non-financial covenants. The initial, and on-going, lending decision is typically evaluated by a specialised analyst based upon factors including the financial strength of the client, its position in its industry and its management strengths.

Structured Finance	The portfolio includes Leverage Finance, Project Finance, Infrastructure Acquisition, Asset and Capital Structuring. Collateral is held in the form of a charge over the assets being financed. Lending facilities are underpinned by covenants that are monitored for early detection of financial distress.

Financial institutions

The portfolio consists primarily of derivatives and stock borrowing/lending transactions. Derivatives are governed by standard legal agreements provided by the International Swaps and Derivatives Association Inc. (‘ISDA’), which mitigate the credit risk derived from this type of instrument. Credit risk is further mitigated by the use of collateralisation and central counterparties.

Netting arrangements Credit risk is mitigated by entering into transactions under industry standard agreements which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force (primarily in the UK, the rest of Europe and the US). Netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, the credit risk associated with contracts may be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. In line with industry practice, Santander UK executes the standard documentation according to the type of contract being entered into. For example, derivatives will be contracted under the ISDA Master Agreements, repurchase and reverse repurchase transactions will be governed by Global Master Repurchase Agreement (‘GMRA’), and stock borrowing/lending transactions and other securities financing transactions are covered by Global Master Securities Lending Agreement (‘GMSLA’).

Collateralisation We also mitigate credit risk to financial instrument counterparties through collateralisation, using industry standard agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement, whereby net exposures are collateralised with cash, securities or equities. For stock borrowing/lending and repurchase/reverse repurchase transactions collateral includes high quality and liquid debt securities and highly liquid equities listed in major developed markets. For derivatives collateral is cash or high quality liquid debt securities. Exposures and collateral are generally re-valued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Processes exist to control collateral valuation and management, including documentation reviews and reporting collateral level differences. Collateral taken must comply with Santander UK’s collateral parameters policy, designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Liquidity concentration restrictions are specified for both equities and debt securities. Collateral obtained in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the exposure.

Use of Central Counterparties (‘CCPs’) CCPs are intermediaries between a buyer and a seller (generally a clearing house). Santander UK uses CCPs as an additional means to mitigate counterparty credit risk in derivatives.

Debt management

Arrears management and forbearance

The approach to arrears management and forbearance in Corporate & Institutional Banking is the same as for Commercial Banking.

CREDIT RISK MANAGEMENT – CORPORATE CENTRE

Approach to credit risk

•	Corporate Centre manages capital and funding, balance sheet composition and structure and strategic liquidity risk for Santander UK. It also manages non-core corporate and legacy portfolios that include older Social Housing loans and commercial mortgages, as well as residual legacy assets from the acquisition of Alliance & Leicester plc not consistent with Santander UK’s business strategy. The approach to credit risk arising from this activity is consistent with the approach in Commercial Banking, as set out in ‘—Credit risk management – Commercial Banking’. In addition, the co-brand credit cards business was managed as part of Corporate Centre prior to its sale in 2013.

•	The approach to credit risk on derivatives is consistent with the approach in Corporate & Institutional Banking, as set out in ‘—Credit risk management – Corporate & Institutional Banking’.

Credit risk management and mitigation

Portfolio	Description

Sovereign and Supranational	The portfolio includes assets issued by local and central governments, and government guaranteed counterparties. It is normal market practice that there is no collateral associated with these assets.

Structured products

The portfolio contains the legacy Treasury asset portfolio that is being managed out for value over time, and an ongoing portfolio (the ‘ALCO portfolio’) which aims to manage Santander UK’s liquidity reserves by investing in high quality assets, which are selected to achieve diversification whilst also meeting regulatory liquidity regulations.

The Treasury asset portfolio principally comprises floating rate notes and asset-backed securities, including mortgage-backed securities. The instruments held are unsecured but benefit from senior positions in the creditor cascade and, in the case of structured products, their rating reflects the over-collateralisation inherent in the structure and the assets that underpin the cashflows and repayment schedules. The Treasury asset portfolio is monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows is deemed to be impaired. Objective evidence of loss events includes significant financial difficulties of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

Derivatives	The portfolio consists primarily of historical total return swaps for liquidity purposes, and is being run off. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For more details, see ‘—Credit Risk Management – Corporate & Institutional Banking’.

Legacy portfolios in run-off

These portfolios comprise assets inconsistent with Santander UK’s business strategy and are being managed out for value over time. Collateral is regularly held through a first legal charge over the underlying asset and in some circumstances in the form of cash. For commercial mortgage lending, a professional valuation of the real estate security is undertaken at the point of lending but no contractual right of revaluation exists although in the event of a default a revaluation may be undertaken. There are also a small number of Private Finance Initiative (‘PFI’) transactions where collateral is held in the form of a charge over the underlying concession contract.

Santander UK obtains independent third party valuations on fixed charge security such as aircraft or shipping assets. These valuations are undertaken in accordance with industry guidelines. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan balance outstanding (i.e. the LTV). This takes into account a range of factors including the future cashflow generation capability and the age of the assets as well as whether the loan in question continues to perform satisfactorily, whether or not the reduction in value is assessed to be temporary and whether other forms of recourse exist. Where a borrower gets into difficulty Santander UK would seek to ensure the disposal of the collateral, either consensually or via an insolvency process, as early as practicable in order to minimise the loss to Santander UK. Collateral is rarely taken into possession.

Social Housing	The Social Housing portfolio in Corporate Centre comprises older social housing loans that are not consistent with Santander UK’s business strategy. The approach to credit risk arising from these loans is consistent with the approach to the Social Housing portfolio in Commercial Banking, as set out in ‘—Credit risk management – Commercial Banking.’

Debt management

Arrears management and forbearance

The approach to arrears management and forbearance in Corporate Centre is the same as for Commercial Banking.

CREDIT RISK REVIEW

Santander UK group exposure

Maximum exposure and net exposure to credit risk

The tables below set out the main differences between the Santander UK group’s maximum exposure and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate the Santander UK group’s exposure. The tables present only those financial assets subject to credit risk.

For balance sheet assets, the maximum exposure to credit risk represents the carrying value after allowance for impairment. Off-balance sheet exposures comprise guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that Santander UK would have to pay if the guarantees were to be called upon. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

	Maximum exposure				Collateral
	Balance sheet asset			Off-balance sheet £bn	Cash(1) £bn	Non-cash(1) £bn	Netting(2) £bn	Risk transfer(3) £bn	Net exposure £bn
	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn
30 June 2015 (unaudited)
Cash and balances at central banks	15.2	—	15.2	—	—	—	—	—	15.2

Trading assets:
– Loans and advances to banks	7.1	—	7.1	—	—	—	(1.7)	—	5.4
– Loans and advances to customers	5.6	—	5.6	—	—	(4.1)	—	—	1.5
– Debt securities	5.9	—	5.9	—	—	—	—	—	5.9

Total trading assets	18.6	—	18.6	—	—	(4.1)	(1.7)	—	12.8

Financial assets designated at fair value:
– Loans and advances to customers	2.1	—	2.1	0.2	—	(2.3)	—	—	—
– Debt securities	0.6	—	0.6	—	—	—	—	—	0.6

Total financial assets designated at fair value	2.7	—	2.7	0.2	—	(2.3)	—	—	0.6

Available-for-sale debt securities	9.1	—	9.1	—	—	—	—	—	9.1

Derivative financial instruments	20.6	—	20.6	—	(0.7)	—	(17.0)	—	2.9

Loans and advances to banks	2.5	—	2.5	1.2	—	(0.9)	—	(0.1)	2.7

Loans and advances to customers(4):
– Advances secured on residential property	151.2	(0.6)	150.6	6.7	—	(157.2)	—	—	0.1
– Corporate loans	30.8	(0.4)	30.4	15.1	(0.1)	(22.7)	—	—	22.7
– Finance leases	6.4	(0.1)	6.3	—	(0.1)	(5.2)	—	—	1.0
– Other unsecured advances	6.7	(0.2)	6.5	12.1	—	—	—	—	18.6
– Amounts due from fellow subsidiaries, associates and joint ventures	1.1	—	1.1	—	—	—	—	—	1.1

Total loans and advances to customers	196.2	(1.3)	194.9	33.9	(0.2)	(185.1)	—	—	43.5

Loans and receivables securities(4)	0.1	—	0.1	—	—	—	—	—	0.1

Total	265.0	(1.3)	263.7	35.3	(0.9)	(192.4)	(18.7)	(0.1)	86.9

(1)	The forms of collateral which Santander UK takes to mitigate credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including that which is used to collateralise derivative transactions; and receivables. In terms of exposure, charges on residential property represent the majority of collateral taken.
(2)	Credit risk exposures can be reduced by applying netting and set-off. Santander UK uses this approach mainly for derivative and repurchase transactions with financial institutions. For derivatives transactions, Santander UK uses standard master netting agreements (e.g. ISDA). These agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Santander UK’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. They may also reduce settlement exposure.
(3)	Certain financial instruments can be used to transfer credit risk from Santander UK to another counterparty. The main form of risk transfer employed by Santander UK is the use of credit default swaps, principally transacted with other banks.
(4)	Loans and advances to customers and loans and receivables securities include interest charged to the customer’s account and interest accrued but not yet charged to the account

	Maximum exposure		Collateral
	Balance sheet asset £bn	Off-balance sheet £bn	Cash(1) £bn	Non-cash(1) £bn	Netting(2) £bn	Risk transfer(3) £bn	Net exposure £bn
31 December 2014
Cash and balances at central banks	22.6	—	—	—	—	—	22.6

Trading assets:
– Loans and advances to banks	5.9	—	—	—	(0.8)	—	5.1
– Loans and advances to customers	3.0	—	—	(2.2)	—	—	0.8
– Debt securities	8.0	—	—	—	—	—	8.0

Total trading assets	16.9	—	—	(2.2)	(0.8)	—	13.9

Financial assets designated at fair value:
– Loans and advances to customers	2.3	0.2	—	(2.4)	—	—	0.1
– Debt securities	0.6	—	—	—	—	—	0.6

Total financial assets designated at fair value	2.9	0.2	—	(2.4)	—	—	0.7

Available-for-sale debt securities	8.9	—	—	—	—	—	8.9

Derivative financial instruments	23.0	—	(1.3)	—	(19.2)	—	2.5

Loans and advances to banks	2.1	1.7	—	(0.3)	—	(0.1)	3.4

Loans and advances to customers(4):
– Advances secured on residential property	149.9	6.7	—	(156.5)	—	—	0.1
– Corporate loans	29.4	14.9	(0.1)	(20.1)	—	—	24.1
– Finance leases	2.6	—	(0.1)	(2.2)	—	—	0.3
– Other unsecured advances	6.0	11.2	—	—	—	—	17.2
– Amounts due from fellow subsidiaries, associates and joint ventures	0.8	—	—	—	—	—	0.8

Total loans and advances to customers	188.7	32.8	(0.2)	(178.8)	—	—	42.5

Loans and receivables securities(4)	0.1	—	—	—	—	—	0.1

Total	265.2	34.7	(1.5)	(183.7)	(20.0)	(0.1)	94.6

(1)	The forms of collateral which Santander UK takes to mitigate credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including that which is used to collateralise derivative transactions; and receivables. In terms of exposure, charges on residential property represent the majority of collateral taken.
(2)	Credit risk exposures can be reduced by applying netting and set-off. Santander UK uses this approach mainly for derivative and repurchase transactions with financial institutions. For derivatives transactions, Santander UK uses standard master netting agreements (e.g., ISDA). These agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Santander UK’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. They may also reduce settlement exposure.
(3)	Certain financial instruments can be used to transfer credit risk from one counterparty to another. The main form of risk transfer employed by Santander UK is through the use of credit default swaps, principally transacted with banks.
(4)	Loans and advances to customers and loans and receivables securities are presented net of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.

	Maximum exposure		Collateral
	Balance sheet asset £bn	Off-balance sheet £bn	Cash(1) £bn	Non-cash(1) £bn	Netting(2) £bn	Risk transfer(3) £bn	Net exposure £bn
31 December 2013
Cash and balances at central banks	26.4	—	—	—	—	—	26.4

Trading assets:			—	—
– Loans and advances to banks	9.3	—	—	(0.8)	(3.4)	—	5.1
– Loans and advances to customers	4.4	—	—	(4.2)	—	—	0.2
– Debt securities	7.9	—	—	—	—	—	7.9

Total trading assets	21.6	—	—	(5.0)	(3.4)	—	13.2

Financial assets designated at fair value:
– Loans and advances to customers	2.2	0.2	—	(2.3)	—	—	0.1
– Debt securities	0.5	—	—	—	—	—	0.5

Total financial assets designated at fair value	2.7	0.2	—	(2.3)	—	—	0.6

Available-for-sale debt securities	5.0	—	—	—	—	—	5.0

Derivative financial instruments	20.0	—	(1.7)	—	(15.4)	—	2.9

Loans and advances to banks	2.3	—	—	(0.3)	—	(0.1)	1.9

Loans and advances to customers(4):
– Advances secured on residential property	147.8	6.8	—	(154.3)	—	—	0.3
– Corporate loans	27.6	13.4	(0.1)	(20.9)	—	—	20.0
– Finance leases	3.1	—	(0.1)	(2.1)	—	—	0.9
– Other unsecured advances	5.3	9.6	—	—	—	—	14.9
– Amounts due from fellow subsidiaries, associates and joint ventures	0.8	—	—	—	—	—	0.8

Total loans and advances to customers	184.6	29.8	(0.2)	(177.3)	—	—	36.9

Loans and receivables securities(4)	1.1	—	—	—	—	—	1.1

Total	263.7	30.0	(1.9)	(184.9)	(18.8)	(0.1)	88.0

(1)	The forms of collateral which Santander UK takes to mitigate credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including that which is used to collateralise derivative transactions; and receivables. In terms of exposure, charges on residential property represent the majority of collateral taken.
(2)	Credit risk exposures can be reduced by applying netting and set-off. Santander UK uses this approach mainly for derivative and repurchase transactions with financial institutions. For derivatives transactions, Santander UK uses standard master netting agreements (e.g. ISDA). These agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Santander UK’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. They may also reduce settlement exposure.
(3)	Certain financial instruments can be used to transfer credit risk from one counterparty to another. The main form of risk transfer employed by Santander UK is through the use of credit default swaps, principally transacted with banks.
(4)	Loans and advances to customers and loans and receivables securities are presented net of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.

Credit performance

The customer loan balances included in the Credit performance tables below and in the remainder of ‘—Credit risk’ are presented differently from the ‘Loans and advances to customers’ statutory balance in the Condensed Consolidated Balance Sheet included in the Condensed Consolidated Financial Statements and in the Consolidated Balance Sheet included in the Consolidated Financial Statements. The principal differences are because customer loans below are recorded on an amortised cost basis and include customer loans held within the ‘Trading assets’, ‘Financial assets designated at fair value’ and ‘Loans and advances to customers’ statutory headers. In addition, the balances below exclude interest accrued but not yet charged to customer accounts.

	Customer loans £bn	NPLs(1) £m	NPL ratio(2) %	NPL coverage(3) %	Gross write-offs(4) £m	Loan loss allowance £m
30 June 2015 (unaudited)
Retail Banking	162.6	2,495	1.53	35	108	870
– Residential mortgages	150.7	2,371	1.57	23	20	557
– Banking and consumer credit	11.9	124	1.05	252	88	313
Commercial Banking(5)	20.0	652	3.25	46	28	297
Corporate & Institutional Banking(5)	5.7	4	0.07	675	26	27
Corporate Centre	7.9	152	1.93	89	17	135

	196.2	3,303	1.68	40	179	1,329

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit risk—Credit risk management’, except for the amendment of the NPL policy in the first half of 2015 to include Properties in Possession (‘PIP’s) exposures in NPL.
(2)	NPLs as a percentage of loans and advances to customers.
(3)	Total impairment loan loss allowances as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio can exceed 100%.
(4)	Gross write offs are for the six months ended 30 June 2015.
(5)	Total lending to corporates is defined as the combined lending of Commercial Banking and Corporate & Institutional Banking

	Customer loans(1) £bn	NPLs(2) £m	NPL ratio(3) %	NPL coverage(4) %	Gross write-offs £m	Loan loss allowance £m
31 December 2014
Retail Banking	158.5	2,573	1.62	34	273	881
– Residential mortgages	150.1	2,459	1.64	24	68	579
– Banking and consumer credit	8.4	114	1.35	265	205	302
Commercial Banking	18.7	664	3.56	46	75	305
Corporate & Institutional Banking	5.2	53	1.01	138	11	73
Corporate Centre	8.3	134	1.62	134	64	180

	190.7	3,424	1.80	42	423	1,439

31 December 2013
Retail Banking	155.6	2,936	1.89	31	387	921
– Residential mortgages	148.1	2,788	1.88	21	103	593
– Banking and consumer credit	7.5	148	1.96	222	284	328
Commercial Banking	17.0	649	3.83	43	151	279
Corporate & Institutional Banking	5.1	17	0.33	453	10	77
Corporate Centre	9.4	221	2.36	125	227	278

	187.1	3,823	2.04	41	775	1,555

(1)	Customer loans include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit risk—Credit risk management’.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Loan loss allowances as a percentage of NPLs.

For further information and commentary on credit performance of the key portfolios by business segment, see the ‘—Credit Risk Review—Credit risk—Retail Banking’, ‘—Credit Risk Review—Credit risk—Commercial Banking’, ‘—Credit Risk Review—Credit risk—Corporate & Institutional Banking’, and ‘—Credit Risk Review—Credit risk—Corporate Centre’ sections.

Credit quality

Santander UK uses a single rating scale to provide a consistent approach for reporting default risk across all the credit risk portfolios. The scale is comprised of eight grades for non-defaulted exposures numbered from 9 (lowest risk) to 2 (highest risk). Each grade is defined by an upper and lower probability of default (‘PD’) value and is scaled so that the default risk increases by a factor of 10 for every 2 step reduction in the grade number. For example, risk grade 9 equates to an average PD of 0.01%, and risk grade 7 equates to an average PD of 0.1%. Defaulted exposures are assigned to grade 1 and a PD value of 100%. An approximation to the equivalent credit rating grade used by Standard and Poor’s Ratings Services (‘S&P’) is shown in the final column of the table.

Santander UK risk grade	PD range
	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC TO C
1 Default	100.000	100.000	100.000	D

The tables below set out the distribution across the credit rating master scale for those financial assets subject to credit risk. For further detail and commentary on the credit rating profiles of key portfolios, see the ‘Retail Banking’ (i.e. residential mortgages), ‘Commercial Banking’, ‘Corporate & Institutional Banking’ and ‘Corporate Centre’ sections.

	9 (AAA to AA-) £bn	8 (A+to A) £bn	7 (A- to BBB+) £bn	6 (BBB to BBB-) £bn	5 (BB+ to BB-) £bn	4 (B+ to B) £bn	1 to 3 (B- to D) £bn	Other(1) £bn	Total £bn
30 June 2015 (unaudited)
Cash and balances at central banks	14.1	—	—	—	—	—	—	1.1	15.2

Trading assets:
– Loans and advances to banks	0.2	2.4	4.4	0.1	—	—	—	—	7.1
– Loans and advances to customers	0.7	4.6	0.3	—	—	—	—	—	5.6
– Debt securities	2.0	2.9	0.5	0.5	—	—	—	—	5.9

Total Trading assets	2.9	9.9	5.2	0.6	—	—	—	—	18.6

Financial assets designated at fair value
– Loans and advances to customers	0.7	0.7	0.6	—	—	—	—	0.1	2.1
– Debt securities	—	0.2	0.1	0.1	—	—	—	0.2	0.6

Total Financial assets designated at fair value	0.7	0.9	0.7	0.1	—	—	—	0.3	2.7

Available-for-sale debt securities	7.3	1.3	0.5	—	—	—	—	—	9.1

Derivative financial instruments	0.4	11.5	6.3	1.5	0.5	—	—	0.4	20.6

Loans and advances to banks	0.2	1.7	0.1	0.5	—	—	—	—	2.5

Loans and advances to customers(2):
– Advances secured on residential property	1.5	17.4	67.7	43.6	7.7	7.0	6.3	—	151.2
– Corporate loans	2.8	3.4	3.0	8.3	7.3	3.7	0.9	1.4	30.8
– Finance leases	—	—	0.4	1.2	2.0	1.7	0.9	0.2	6.4
– Other secured advances	—	—	—	—	—	—	—	—	—
– Other unsecured advances	—	—	0.2	1.4	2.6	1.0	0.5	1.0	6.7
– Amounts due from fellow subsidiaries, associates & joint ventures	1.1	—	—	—	—	—	—	—	1.1

Total Loans and advances to customers	5.4	20.8	71.3	54.5	19.6	13.4	8.6	2.6	196.2

Loans and receivables securities(2)	—	—	—	—	—	0.1	—	—	0.1

	31.0	46.1	84.1	57.2	20.1	13.5	8.6	4.4	265.0

Loan loss allowance									(1.3)

Total									263.7

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	14.1	—	—	—	—	—	—	1.1	15.2
– Trading assets	2.9	9.9	5.2	0.6	—	—	—	—	18.6
– Financial assets designated at fair value	0.7	0.9	0.7	0.1	—	—	—	0.3	2.7
– Available-for-sale debt securities	7.3	1.3	0.5	—	—	—	—	—	9.1
– Derivative financial instruments	0.4	11.5	6.3	1.5	0.5	—	—	0.4	20.6
– Loans and advances to banks	0.2	1.7	0.1	0.5	—	—	—	—	2.5
– Loans and advances to customers	5.4	20.8	71.3	54.5	19.5	13.3	3.8	2.6	191.2
– Loans and receivables securities	—	—	—	—	—	0.1	—	—	0.1

Total neither past due nor impaired	31.0	46.1	84.1	57.2	20.0	13.4	3.8	4.4	260.0

Past due but not impaired	—	—	—	—	0.1	—	3.4	—	3.5

Impaired(3)	—	—	—	—	—	0.1	1.4	—	1.5

	31.0	46.1	84.1	57.2	20.1	13.5	8.6	4.4	265.0

Loan loss allowance									(1.3)

Total									263.7

(1)	Other items include cash in hand and smaller cases predominantly within the consumer finance and commercial mortgages portfolios which are subject to scorecards rather than rating models.
(2)	Loans and advances to customers and loans and receivables securities include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(3)	Impaired loans consists of loans assessed for observed impairment loss allowances.

	Santander UK rating guide
	9 (AAA to AA-) £m	8 (A+to A) £m	7 (A- to BBB+) £m	6 (BBB to BBB-) £m	5 (BB+ to BB-) £m	4 (B+ to B) £m	1 to 3 (B- to D) £m	Other(1) £m	Total £m
31 December 2014
Cash and balances at central banks	21,104	—	—	—	—	—	—	1,458	22,562

Trading assets:
– Loans and advances to banks	97	1,187	4,579	34	30	—	9	—	5,936
– Loans and advances to customers	53	2,073	674	207	—	—	—	—	3,007
– Debt securities	2,287	3,988	1,147	559	—	—	—	—	7,981

Total Trading assets	2,437	7,248	6,400	800	30	—	9	—	16,924

Financial assets designated at fair value
– Loans and advances to banks	376	765	909	140	7	—	62	—	2,259
– Debt securities	3	243	73	83	—	220	—	—	622

Total Financial assets designated at fair value	379	1,008	982	223	7	220	62	—	2,881

Available-for-sale debt securities	8,919	—	—	—	—	—	—	—	8,919

Derivative financial instruments	397	10,785	9,733	1,379	353	33	37	304	23,021

Loans and advances to banks	329	1,357	289	78	4	—	—	—	2,057

Loans and advances to customers(2):
– Advances secured on residential property	2,332	16,069	65,208	44,174	8,079	7,637	6,926	15	150,440
– Corporate loans	2,339	3,969	2,576	8,086	7,116	3,629	816	1,472	30,003
– Finance leases	2	13	206	483	707	696	391	141	2,639
– Other secured advances	—	—	—	—	—	—	—	15	15
– Other unsecured advances	37	29	187	1,035	2,478	958	491	1,021	6,236
– Amounts due from fellow subsidiaries, associates & joint ventures	723	—	—	—	66	—	—	8	797

Total Loans and advances to customers	5,433	20,080	68,177	53,778	18,446	12,920	8,624	2,672	190,130

Loans and receivables securities(2)	26	7	38	—	5	10	32	—	118

	39,024	40,485	85,619	56,258	18,845	13,183	8,764	4,434	266,612

Loan loss allowance									(1,439)

Total									265,173

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	21,104	—	—	—	—	—	—	1,458	22,562
– Trading assets	2,437	7,248	6,400	800	30	—	9	—	16,924
– Financial assets designated at fair value	379	1,008	982	223	7	220	62	—	2,881
– Available-for-sale debt securities	8,919	—	—	—	—	—	—	—	8,919
– Derivative financial instruments	397	10,785	9,733	1,379	353	33	37	304	23,021
– Loans and advances to banks	329	1,357	289	78	4	—	—	—	2,057
– Loans and advances to customers	5,429	20,076	68,173	53,714	18,291	12,656	3,513	2,536	184,388
– Loans and receivables securities	26	7	38	—	5	10	32	—	118

Total neither past due nor impaired	39,020	40,481	85,615	56,194	18,690	12,919	3,653	4,298	260,870

Past due but not impaired	2	2	2	15	42	33	3,785	28	3,909

Impaired(3)	2	2	2	49	113	231	1,326	108	1,833

	39,024	40,485	85,619	56,258	18,845	13,183	8,764	4,434	266,612

Loan loss allowance									(1,439)

Total									265,173

(1)	Other items include cash in hand and smaller cases predominantly within the commercial mortgages portfolio which are subject to scorecards rather than rating models, and consumer finance.
(2)	Loans and advances to customers and loans and receivables securities are presented gross of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(3)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

	Santander UK rating guide
	9 (AAA to AA-) £m	8 (A+to A) £m	7 (A- to BBB+) £m	6 (BBB to BBB-) £m	5 (BB+ to BB-) £m	4 (B+ to B) £m	1 to 3 (B-to D) £m	Other(1) £m	Total £m
31 December 2013
Cash and balances at central banks	25,160	—	—	—	—	—	—	1,214	26,374

Trading assets:
– Loans and advances to banks	2,490	3,952	2,771	96	17	—	—	—	9,326
– Loans and advances to customers	265	3,732	407	—	—	—	—	—	4,404
– Debt securities	3,089	3,833	895	42	—	—	—	—	7,859

Total Trading assets	5,844	11,517	4,073	138	17	—	—	—	21,589

Financial assets designated at fair value
– Loans and advances to banks	499	1,000	667	12	—	—	—	41	2,219
– Debt securities	278	35	3	—	—	212	—	—	528

Total Financial assets designated at fair value	777	1,035	670	12	—	212	—	41	2,747

Available-for-sale debt securities	3,720	379	863	—	—	—	—	19	4,981

Derivative financial instruments	276	7,943	9,881	1,072	204	12	19	642	20,049

Loans and advances to banks	600	571	1,024	152	—	—	—	—	2,347

Loans and advances to customers(2):
– Advances secured on residential property	3,374	15,216	60,965	43,173	8,715	8,811	8,144	20	148,418
– Corporate loans	2,265	3,928	3,933	8,139	4,863	2,637	734	1,685	28,184
– Finance leases	2	13	416	760	730	818	378	41	3,158
– Other secured advances	—	—	—	—	—	—	—	—	—
– Other unsecured advances	—	43	121	730	2,043	1,009	520	1,103	5,569
– Amounts due from fellow subsidiaries, associates & joint ventures	648	—	—	—	153	—	—	12	813

Total Loans and advances to customers	6,289	19,200	65,435	52,802	16,504	13,275	9,776	2,861	186,142

Loans and receivables securities(2)	786	99	34	88	94	—	—	—	1,101

	43,452	40,744	81,980	54,264	16,819	13,499	9,795	4,777	265,330

Loan loss allowance									(1,561)

Total									263,769

Of which:
Neither past due nor impaired:
– Cash and balances at central banks	25,160	—	—	—	—	—	—	1,214	26,374
– Trading assets	5,844	11,517	4,073	138	17	—	—	—	21,589
– Financial assets designated at fair value	777	1,035	670	12	—	212	—	41	2,747
– Available-for-sale debt securities	3,720	379	863	—	—	—	—	19	4,981
– Derivative financial instruments	276	7,943	9,881	1,072	204	12	19	642	20,049
– Loans and advances to banks	600	571	1,024	152	—	—	—	—	2,347
– Loans and advances to customers	6,289	19,192	65,430	52,688	16,377	12,865	3,770	2,589	179,200
– Loans and receivables securities	776	84	34	88	94	—	—	—	1,076

Total neither past due nor impaired	43,442	40,721	81,975	54,150	16,692	13,089	3,789	4,505	258,363

Past due but not impaired	—	5	2	17	53	40	4,765	41	4,923

Impaired(3)	10	18	3	97	74	370	1,241	231	2,044

	43,452	40,744	81,980	54,264	16,819	13,499	9,795	4,777	265,330

Loan loss allowance									(1,561)

Total									263,769

(1)	Other items include cash in hand and smaller cases predominantly within the commercial mortgages portfolio which are subject to scorecards rather than rating models, and consumer finance.
(2)	Loans and advances to customers and loans and receivables securities are presented gross of loan loss allowances, and include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(3)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

Maturity analysis of loans and advances that are past due but not impaired

At 30 June 2015, loans and advances of £3.5bn (2014: £3.9bn) were past due but not impaired. Of these balances, £0.1bn (2014: £0.1bn) were due within one month, £1.1bn (2014: £1.2bn) were due after one month but within two months, £0.7bn (2014: £0.8bn) were due after two months but within three months, £0.8bn (2014: £1.0bn) were due after three months but within six months, and £0.8bn (2014: £0.8bn) were due after six months.

At 31 December 2014, loans and advances of £3,897m (2013: £4,923m) were past due but not impaired. Of these balances, £78m (2013: £104m) were due within one month, £1,206m (2013: £1,461m) were due after one month but within two months, £772m (2013: £1,010m) were due after two months but within three months, £1,019m (2013: £1,343m) were due after three months but within six months, and £822m (2013: £1,005m) were due after six months.

Non-performing loans and advances(1)(2)

An analysis of Santander UK’s NPLs is presented below.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Loans and advances to customers of which:(2)	196,163	190,651
NPLs	3,303	3,424

Total impairment loan loss allowances	1,329	1,439

	%	%

NPLs ratio(3)	1.68	1.80
Coverage ratio(4)	40	42

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit risk—Credit risk management’, except for the amendment of the NPL policy in the first half of 2015 to include Properties in Possession (‘PIP’s) exposures in NPL.
(2)	Loans and advances to customers include social housing loans and finance leases, and exclude trading assets.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loan loss allowances as a percentage of NPLs.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, the NPL ratio continued to improve to 1.68% (2014: 1.80%), with retail and corporate loans performing well in an improving credit environment. In Retail Banking, the residential mortgage NPL ratio decreased to 1.57%, reflecting good performance of the portfolio supported by low interest rates, rising house prices and falling unemployment. The banking and consumer credit NPL ratio decreased to 1.05%, mainly as a result of the commencement of the PSA cooperation. The Commercial Banking NPL ratio decreased to 3.25%, with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending.

The coverage ratio remained broadly unchanged at 40% at 30 June 2015 (2014: 42%).

For further information and commentary on credit performance of the key portfolios by business segment, see ‘—Credit risk—Retail Banking’, ‘—Credit risk—Commercial Banking’, ‘—Credit risk—Corporate & Institutional Banking’, and ‘—Credit risk—Corporate Centre’ sections

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Loans and advances to customers of which:(2)	190,651	187,048	194,733	206,311	202,090
Customers in arrears(3)	2,930	3,455	4,149	3,913	3,648
NPLs	3,424	3,823	4,210	3,979	3,717

Total impairment loan loss allowances	1,439	1,555	1,803	1,563	1,655

	%	%	%	%	%

Arrears ratio(4)	1.54	1.86	2.13	1.90	1.81
NPLs ratio(5)	1.80	2.04	2.16	1.93	1.84
Coverage ratio(6)	42	41	43	39	45

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit risk—Credit risk management’..
(2)	Loans and advances to customers include social housing loans and finance leases, and exclude trading assets.
(3)	All balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(5)	NPLs as a percentage of loans and advances to customers.
(6)	Impairment loan loss allowances as a percentage of NPLs.

2014 compared to 2013 (unaudited)

During 2014, the NPL ratio improved to 1.80% (2013: 2.04%), with retail and corporate loans performing well in a benign credit environment. The reduction in the NPL ratio resulted largely from improvements in the economic environment and prolonged low interest rates. In Retail Banking, the better performance of the portfolio was supported by the benign economic environment for UK households, low interest rates, rising house prices and falling unemployment. In Commercial Banking, credit quality remained strong, again supported by the improving economic environment.

At 31 December 2014, loans and advances to customers in arrears and the arrears ratio decreased to £2,930m (2013: £3,455m) and 1.54% (2013: 1.86%), respectively, as a result of the improving economy and as Santander UK continued to execute the strategy of exiting problem exposures through sale of the debt or through the realisation of the collateral.

The coverage ratio remained broadly unchanged at 42% at 31 December 2014 (2013: 41%).

Concentrations of credit risk exposures

The management of risk concentration is a key part of risk management. Santander UK tracks the degree of concentration of its credit risk portfolios using various criteria, including geographical areas and countries, economic sectors, products and groups of customers. Although Santander UK’s operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographical area. These are further analysed below:

Geographical concentrations

As part of its approach to credit risk management and risk appetite, Santander UK sets exposure limits to countries and certain geographical areas. These limits are set by Santander UK with reference to the country limits set by Banco Santander, S.A. These are determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander group wishes to engage in within that country.

The tables below set out the distribution, by geographical area, of loans and advances to banks and customers.

	UK £bn	Peripheral eurozone(1) £bn	Rest of eurozone £bn	Rest of Europe £bn	US £bn	Rest of world £bn	Total £bn
30 June 2015 (unaudited)
Loans and advances to banks	1.5	—	—	—	0.3	0.7	2.5
Loans and advances to customers(2):
– Advances secured on residential property	151.2	—	—	—	—	—	151.2
– Corporate loans	29.6	0.2	0.1	0.4	—	0.5	30.8
– Finance leases	6.3	—	—	—	—	0.1	6.4
– Other secured advances	—	—	—	—	—	—	—
– Other unsecured advances	6.7	—	—	—	—	—	6.7
– Amounts due from fellow subsidiaries, associates and joint ventures	—	—	—	—	—	1.1	1.1

Loans and advances to customers (gross)	193.8	0.2	0.1	0.4	—	1.7	196.2

Less: impairment loss allowance							(1.3)

Loans and advances to customers, net of impairment loss allowance							194.9

							197.4

(1)	Peripheral eurozone comprises Ireland, Italy and Spain.
(2)	Loans and advances to customers include interest charged to the customer’s account and interest accrued but not yet charged to the account.

	UK £m	Peripheral eurozone(1) £m	Rest of eurozone £m	Rest of Europe £m	US £m	Rest of world £m	Total £m
31 December 2014
Loans and advances to banks	1,311	8	28	11	644	55	2,057
Loans and advances to customers(2):
– Advances secured on residential property	149,861	—	—	—	—	—	149,861
– Corporate loans	28,034	144	167	497	30	573	29,445
– Finance leases	2,482	—	—	—	—	103	2,585
– Other secured advances	—	—	—	—	—	15	15
– Other unsecured advances	5,988	—	—	—	—	—	5,988
– Amounts due from fellow subsidiaries, associates and joint ventures	797	—	—	—	—	—	797

Loans and advances to customers	187,162	144	167	497	30	691	188,691

	188,473	152	195	508	674	746	190,748

31 December 2013
Loans and advances to banks	1,528	68	62	222	415	52	2,347
Loans and advances to customers(2):
– Advances secured on residential property	147,825	—	—	—	—	—	147,825
– Corporate loans	25,420	263	157	734	159	817	27,550
– Finance leases	3,106	4	—	4	—	—	3,114
– Other secured advances	—	—	—	—	—	—	—
– Other unsecured advances	5,285	—	—	—	—	—	5,285
– Amounts due from fellow subsidiaries, associates and joint ventures	813	—	—	—	—	—	813

Loans and advances to customers	182,449	267	157	738	159	817	184,587

	183,977	335	219	960	574	869	186,934

(1)	Peripheral eurozone comprises Cyprus, Greece, Ireland, Italy, Portugal and Spain.
(2)	Loans and advances to customers are presented including loan loss allowances.

For additional geographical information and commentary, see ‘—Areas of Focus and Other Items—Country Risk Exposure.’

Credit risk exposures by industry

As part of its approach to credit risk management and risk appetite, Santander UK sets exposure limits to certain key industry sectors. The tables below set out the distribution, by industry sector, of loans and advances to banks and customers.

	Social Housing £bn	Banks £bn	SME £bn	Real estate £bn	Transport £bn	Residential £bn	Cards and personal unsecured lending £bn	Other £bn	Total £bn
30 June 2015 (unaudited)
Loans and advances to banks	—	2.5	—	—	—	—	—	—	2.5

Loans and advances to customers(1):
– Advances secured on residential property	—	—	—	—	—	151.2	—	—	151.2
– Corporate loans	6.0	—	13.5	2.8	0.3	—	—	8.2	30.8
– Finance leases	—	—	—	—	4.0	—	—	2.4	6.4
– Other secured advances	—	—	—	—	—	—	—	—	—
– Other unsecured advances	—	—	—	—	—	—	6.7	—	6.7
– Amounts due from fellow subsidiaries, associates and joint ventures	—	—	—	—	—	—	—	1.1	1.1

Loans and advances to customers (gross)	6.0	—	13.5	2.8	4.3	151.2	6.7	11.7	196.2

Less: impairment loss allowance									(1.3)

Loans and advances to customers, net of impairment loss allowance									194.9

									197.4

(1)	Loans and advances to customers include interest charged to the customer’s account and interest accrued but not yet charged to the account.

	Social Housing £m	Banks £m	SME £m	Real estate £m	Transport £m	Residential £m	Cards and personal unsecured lending £m	Other £m	Total £m
31 December 2014
Loans and advances to banks	—	2,057	—	—	—	—	—	—	2,057

Loans and advances to customers(1):
– Advances secured on residential property	—	—	—	—	—	150,440	—	—	150,440
– Corporate loans	5,857	—	13,544	2,800	375	—	—	7,427	30,003
– Finance leases	—	—	—	—	314	—	—	2,325	2,639
– Other secured advances	—	—	—	—	—	—	—	15	15
– Other unsecured advances	—	—	—	—	—	—	6,236	—	6,236
– Securities acquired under resale agreement	—	—	—	—	—	—	—	—	—
– Amounts due from fellow subsidiaries, associates & joint ventures	—	—	—	—	—	—	—	797	797

Loans and advances to customers (gross)	5,857	—	13,544	2,800	689	150,440	6,236	10,564	190,130

Less: impairment loss allowance									(1,439)
Loans and advances to customers, net of impairment loss allowance									188,691

									190,748

	Social Housing £m	Banks £m	SME £m	Real estate £m	Transport £m	Residential £m	Cards and personal unsecured lending £m	Other £m	Total £m
31 December 2013
Loans and advances to banks	—	2,347	—	—	—	—	—	—	2,347

Loans and advances to customers(1):
– Advances secured on residential property	—	—	—	—	—	148,418	—	—	148,418
– Corporate loans	5,748	—	12,776	3,363	635	—	—	5,662	28,184
– Finance leases	—	—	—	—	942	—	—	2,216	3,158
– Other secured advances	—	—	—	—	—	—	—	—	—
– Other unsecured advances	—	—	—	—	—	—	5,569	—	5,569
– Securities acquired under resale agreement	—	—	—	—	—	—	—	—	—
– Amounts due from fellow subsidiaries, associates & joint ventures	—	—	—	—	—	—	—	813	813

Loans and advances to customers (gross)	5,748	—	12,776	3,363	1,577	148,418	5,569	8,691	186,142

Less: impairment loss allowance									(1,555)

Loans and advances to customers, net of impairment loss allowance									184,587

									186,934

(1)	Loans and advances to customers are presented excluding loan loss allowances.

For additional industry information, see ‘—Areas of Focus and Other Items—Country Risk Exposure.’

Forbearance summary

The following tables provide a summary of the population of loans and advances to customers which have been subject to forbearance programmes and are included in the previous tables. Discussion and analysis of forbearance activities for mortgages in Retail Banking and forbearance activities in Commercial Banking, Corporate & Institutional Banking, and Corporate Centre are set out in their respective sections.

	30 June 2015 (unaudited)			31 December 2014
	Forbearance of NPL £m	Forbearance of non-NPL £m	Total £m	Forbearance of NPL £m	Forbearance of non-NPL £m	Total £m

Retail Banking:
– Mortgages	756	3,055	3,811	723	3,144	3,867
– Unsecured loans	1	2	3	1	3	4
– Credit cards	27	—	27	27	—	27
– Bank accounts	1	11	12	1	12	13

Commercial Banking	58	724	782	58	739	797
Corporate & Institutional Banking	3	—	3	53	—	53
Corporate Centre	21	304	325	18	313	331

	867	4,096	4,963	881	4,211	5,092

	2014			2013
	Forbearance of NPL £m	Forbearance of non-NPL £m	Total £m	Forbearance of NPL £m	Forbearance of non-NPL £m	Total £m
Retail Banking:
– Mortgages	723	3,144	3,867	691	3,396	4,087
– Unsecured loans	1	3	4	2	7	9
– Credit cards	27	—	27	33	—	33
– Bank accounts	1	12	13	2	15	17

Commercial Banking	58	739	797	182	728	910
Corporate & Institutional Banking	53	—	53	14	—	14
Corporate Centre	18	313	331	58	322	380

	881	4,211	5,092	982	4,468	5,450

Credit Risk – Retail Banking

Residential Mortgages

Retail Banking grants mortgage loans for house purchases as well as granting further advances to existing mortgage customers. The property on which the mortgage is secured must always be located within the UK, with the exception of an immaterial amount of lending in the Isle of Man.

In the following charts, gross lending includes both new business and, shown separately, further advances and any flexible mortgage drawdown against available limits. The redemptions and paydowns refer to customer payments, over-payments, clearing mortgage balances or re-financing away from Santander UK. The data excludes accrued interest and is presented gross of impairment loss allowances.

An analysis of mortgage asset movements during the first half of 2015 is presented below (unaudited):

£m
At 1 January 2015(1)	150,057
New business	11,228
Further advances/Flexi drawdowns	630
Redemptions/paydowns	(11,169)

At 30 June 2015(1)	150,746

(1)	All mortgage balances are UK and continue accruing interest. The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

In addition, during the first half of 2015 there were internal transfers of £9.2bn (six months ended 31 December 2014: £6.4bn; six months ended 30 June 2014: £8.0bn) where we were able to support and retain existing customers with maturing products on new Santander UK mortgages.

An analysis of mortgage asset movements during 2014 is presented below:

£m
At 1 January 2014(1)	148,079
New business	25,078
Further advances/Flexi drawdowns	1,182
Redemptions/paydowns	(24,282)

At 31 December 2014(1)	150,057

(1)	All mortgage balances are UK and continue accruing interest. The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

In addition, during 2014 there were internal transfers of £14.4bn (2013: £18.4bn) where we were successful in the targeted retention of mortgage customers.

Borrower and product profile

In the following charts, the category ‘home movers’ includes both existing customers moving house and taking out a new mortgage with us, and customers who move their mortgage to us at the point they move home. The category ‘re-mortgagers’ comprises external customers re-mortgaging to Santander UK only. Internal re-mortgages, further advances and any flexible mortgage drawdowns are not included in the new business figures below.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, the new business customer mix remained broadly unchanged compared to the year ended 31 December 2014, driven by an underlying stability in target market segments, product pricing and distribution strategy.

The proportion of Buy-to-let new business increased from 5% to 8%, in line with our refined proposition to appeal to a wider catchment, and to grow our lending with a particular focus on non-professional landlords with small portfolios. As part of this, we are improving our systems to cater for this segment, and have restructured our exposure to a maximum of five properties per landlord and with an LTV of 75%, while continuing to adhere to a prudent lending criteria. Additionally, we have increased our support for the new build market, leveraging our relationships with brokers through intermediaries, and developers, through our Commercial Banking business.

Product and interest rate profile

	30 June 2015 (unaudited)		31 December 2014
	£m	%	£m	%
Term product – Fixed rate	73,578	48	69,329	46
Term product – Tracker	5,344	4	4,308	3
Standard Variable Rate (‘SVR’)(1)	39,251	26	43,072	29
Base rate linked	13,956	9	14,791	10
Flexi(2)	14,645	10	15,203	10
Buy-to-let	3,772	3	3,138	2
Other	200	—	216	—

	150,746	100	150,057	100

(1)	Excludes Buy-to-let on SVR of £757m (2014: £790m) included in the Buy-to-let line.
(2)	In addition, there were £5,672m (2014: £6,177m) of legacy Alliance & Leicester flexible loan products included in other categories as the product functionality is more limited than the current Santander UK Flexi loan product.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, the proportion of SVR loan balances decreased to 26% (2014: 29%) and fixed rate mortgages increased to 48% (2014: 46%). This was driven by strong approval volumes and an improved mortgage retention rate, reflecting consumer sentiment over expected future interest rate movements as well as the availability of competitively-priced fixed rate products.

2014 compared to 2013 (unaudited)

During 2014, the proportion of new business arising from first-time buyers increased from 20% to 22% driven by the Help to Buy scheme, under which Santander UK lent £1.2bn in the year. The Help to Buy scheme supports borrowers who have smaller deposits by guaranteeing a proportion of their loan, enabling lenders taking part to offer home buyers higher LTV mortgages (from 80% to 95% LTV) without materially increasing the credit risk profile of the lending. Santander UK participates in Help to Buy from 90% to 95% LTV. Buy-to-let new business increased from 3% to 5%, in line with the strategy to expand this line of business in a controlled manner. There was a corresponding decrease in remortgager (from 28% to 25%) and Home mover (from 49% to 48%) new business percentages. There were smaller movements in the mix of buyer type in the stock figures, which were also influenced by redemptions and repayments. Overall, the mix was relatively stable, with only a slight decrease in the remortgagers.

Product and interest rate profile

	2014		2013
	£m	%	£m	%
Term product – Fixed rate	69,329	46	56,672	39
Term product – Tracker	4,308	3	5,956	4
Standard Variable Rate (‘SVR’)(1)	43,072	29	51,490	35
Base rate linked	14,791	10	15,260	10
Flexi(2)	15,203	10	16,245	11
Buy-to-let	3,138	2	2,201	1
Other	216	—	255	—

	150,057	100	148,079	100

(1)	Excludes Buy-to-let on SVR of £790m (2013: £841m) included in the Buy-to-let line.
(2)	In addition, there were £6,177m (2013: £7,469m) of legacy Alliance & Leicester flexible loan products included in other categories as the product functionality is more limited than the current Santander UK Flexi loan product.

2014 compared to 2013 (unaudited)

During 2014, the migration away from tracker mortgages to fixed rate products witnessed in 2013 continued, in line with the market. This reflected potential borrowers’ concerns over future interest rate movements, and the increased availability of competitively priced fixed rate products. This was also reflected in the proportion of existing customers paying the SVR decreasing by 6% to 29% in 2014 (2013: 35%).

Geographical distribution

The new business data in the following tables corresponds to new business originated during each of the reported periods. For the first half of 2015, the Council of Mortgage Lenders (‘CML’) new business data in the table below covers the three months ended 31 March 2015, due to timing of data availability. For 2014, the CML new business data in the table below covers the nine months ended 30 September 2014, due to timing of data availability. The percentage shown is calculated on a value weighted basis. During 2014, Santander UK updated its geographical region definitions to align to revised CML definitions, providing a narrower definition of London and an equivalently wider definition of the South East excluding London. The data presented for 2013 has been prepared on a consistent basis to aid comparability.

UK region	30 June 2015 (unaudited)			31 December 2014
	Santander UK			Santander UK
	Stock %	New business %	CML (unaudited) New business %	Stock %	New business %	CML (unaudited) New business %

East Anglia	3	3	3	3	3	3
East Midlands	5	5	6	5	5	6
London	23	28	22	22	26	22
North	3	2	3	3	2	3
North West	8	6	7	8	6	7
Northern Ireland	3	1	1	3	1	1
Scotland	5	4	8	5	4	7
South East excluding London	29	32	28	29	32	29
South West	8	8	8	8	9	8
Wales	3	2	3	3	2	3
West Midlands	5	5	6	6	5	6
Yorkshire and Humberside	5	4	5	5	5	5

	100	100	100	100	100	100

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, mortgage asset stock and new business geographic distribution remained broadly consistent with 2014. The lending profile of the portfolio represents a diverse geographical footprint across the UK, while continuing to reflect a concentration around London and the South East compared to the industry as a whole. Portfolio concentrations are monitored to ensure exposures are in line with business risk appetite.

Exposures to larger loans

Exposures to larger loans across the UK increased in the period but remained at a low level, with the total mortgage asset stock of larger mortgage loans at 30 June 2015 and 31 December 2014 as follows:

Stock	South East including London		UK
Individual mortgage loan size	30 June 2015 £m (unaudited)	31 December 2014 £m	30 June 2015 £m (unaudited)	31 December 2014 £m

Less than £0.25m	51,060	51,712	115,928	117,269
£0.25m–£0.5m	20,041	18,929	26,891	25,617
£0.5m–£1m	5,855	5,271	6,853	6,213
£1m–£2m	874	768	932	827
>£2m	137	124	142	131

	77,967	76,804	150,746	150,057

Average loan size for new business

The average loan size for new business during the six months ended 30 June 2015 and the year ended 31 December 2014 was as follows:

New business UK region	Six months ended 30 June 2015 £000 (unaudited)	Year ended 31 December 2014 £000
South East including London	243	229
Rest of the UK	132	125
UK as a whole	180	169

UK Region	2014			2013
	Santander UK			Santander UK
	Stock %	New business %	CML (unaudited) New business %	Stock %	New business %	CML (unaudited) New business %
East Anglia	3	3	3	3	3	3
East Midlands	5	5	6	5	5	6
London	22	26	22	22	26	22
North	3	2	3	3	3	3
North West	8	6	7	8	6	7
Northern Ireland	3	1	1	3	1	1
Scotland	5	4	7	5	4	7
South East excluding London	29	32	29	29	31	28
South West	8	9	8	8	9	9
Wales	3	2	3	3	2	3
West Midlands	6	5	6	6	5	6
Yorkshire and Humberside	5	5	5	5	5	5

	100	100	100	100	100	100

2014 compared to 2013 (unaudited)

Geographically, whilst Santander UK has a diverse footprint across the UK, our mortgage exposure continues to reflect a concentration around the South East including London, representing approximately half the value of the total portfolio. The concentration is a result of both the natural effect of a greater housing density and higher than average house prices in this area, coupled with a new business market share higher than the industry average as a whole.

During 2014, mortgage asset stock and new business geographic distribution remained broadly the same as in 2013. There was a marginal increase in business written in the South East excluding London.

Exposures to larger loans

Exposures to larger loans across the UK increased in the year but remained at a low level with the total mortgage asset stock of larger mortgage loans at 31 December 2014 and 2013, as follows:

Stock	South East including London		UK
Individual mortgage loan size	2014 £m	2013 £m	2014 £m	2013 £m
£0.5m–£1m	5,271	3,837	6,213	4,683
£1m–£2m	768	459	827	510
> £2m	124	62	131	66

Average loan size for new business

The average loan size for new business during the years ended 31 December 2014 and 2013 was as follows:

New business UK Region	2014 £000	2013 £000
South East including London	229	205
Rest of the UK	125	118
UK as a whole	169	155

Rating distribution (unaudited)

The following chart analyses the credit quality of the mortgage stock by Santander UK’s internal rating scale (see —Credit Risk—Credit Risk Review—Santander UK Group Exposure—Credit Quality). The 2013 ratings shown below are based on a 2014 rating calibration and are therefore presented on a consistent basis with the 2014 ratings. Within this scale, the higher the rating, the better the quality of the loan.

2014 compared to 2013 (unaudited)

In 2014, there was a shift to better quality stock as the proportion of the portfolio with a rating of 7-9 increased to 55.6% (2013: 53.6%). This was as a result of comparatively better quality new business and improving economic conditions in 2014. The proportion of the portfolio of lower quality, with a rating of 1-3, decreased slightly to 4.5% (2013: 5.4%). See ‘Credit Performance’ below for additional information on the proportion of assets in NPLs and arrears.

Maturity profile (unaudited)

The following charts set out mortgage loans and advances by contractual maturity period for new business (term at inception), and the residual maturity of stock (contractual term remaining). Customer behaviour shows that many loans are pre-paid prior to their legal (i.e. contractual) maturity, either through overpayments or redemptions.

2014 compared to 2013 (unaudited)

In 2014, there was a small migration in the residual maturity profile towards shorter terms. The stock maturity profiles shifted to lower remaining terms. For new business, the proportion with terms greater than 25 years increased marginally. This was consistent with an increase in the proportion of first time buyer business, which is generally written with comparatively longer terms.

Loan-to-value analysis

The following tables set out the LTV distribution for mortgage asset stock, NPL stock and new business. The LTV calculation includes fees added to the loan and, where the product is on flexible terms, only includes the drawn loan amount, not undrawn limits.

LTV	30 June 2015 (unaudited)			31 December 2014
		of which:			of which:
	Stock %	NPL stock %	New business %	Stock %	NPL stock %	New business %
Up to 50%	37	28	17	36	25	17
>50–55%	9	6	5	8	6	5
>55–60%	9	7	7	9	7	6
>60–65%	9	7	7	10	7	8
>65–70%	9	7	8	9	8	11
>70–75%	8	8	14	8	8	13
>75–80%	6	7	16	6	7	14
>80–85%	5	6	10	5	6	9
>85–90%	3	5	12	3	6	12
>90–95%	2	4	4	2	4	5
>95–100%	1	3	—	1	4	—
> 100% i.e. negative equity	2	12	—	3	12	—

	100	100	100	100	100	100

Collateral value of residential properties(1)(2)	£150,295m	£2,301m	£11,228m	£149,561m	£2,342m	£25,078m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	47	52	65	47	55	65

Value weighted average(4) LTV (indexed)	43	47	60	43	50	60

(1)	Includes collateral against loans in negative equity of £2,706m at 30 June 2015 (2014: £3,073m).
(2)	The collateral value shown above is limited to the outstanding value of each associated individual loan and excludes the impact of overcollateralisation i.e. where the collateral held is of a higher value than the loan balance outstanding.
(3)	Unweighted average of LTV of all accounts.
(4)	Sum of all loan values divided by sum of all valuations.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015 we maintained our prudent lending criteria, with a simple average LTV of 65% on new lending, including Help-to-Buy, and 47% on the stock of mortgages. Help-to-Buy comprises all of the lending with an LTV over 90%. Excluding Help-to-Buy, the simple average LTV on new lending was 64% (2014: 64%) and our lending with an LTV of over 85% accounted for 13% (2014: 13%) of the new business flow.

Stock LTV continued to perform well, supported by house price increases and the improving economic environment, facilitating capital repayments by borrowers. We are conscious that these positive trends in house prices may not continue and therefore have considered this risk in assessing the level of our provisions.

At 30 June 2015, of the loans in negative equity, the total which was effectively uncollateralised before taking account of any loan loss allowances reduced to £451m (2014: £496m).

LTV	2014			2013
		of which:			of which:
	Stock %	NPL stock %	New business %	Stock %	NPL stock %	New business %
<=50%	36	25	17	29	18	19
>50–55%	8	6	5	7	4	6
>55–60%	9	7	6	7	5	6
>60–65%	10	7	8	9	6	8
>65–70%	9	8	11	10	6	12
>70–75%	8	8	13	9	8	14
>75–80%	6	7	14	8	8	13
>80–85%	5	6	9	7	8	10
>85–90%	3	6	12	5	8	12
>90–95%	2	4	5	3	6	—
>95–100%	1	4	—	2	6	—
> 100% i.e. negative equity	3	12	—	4	17	—

	100	100	100	100	100	100

Collateral value of residential properties(1)(2)	£149,561m	£2,342m	£25,078m	£147,241m	£2,678m	£17,234m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	47	55	65	51	61	62

Value weighted average(4) LTV (indexed)	43	50	60	47	57	58

(1)	Includes collateral against loans in negative equity of £3,073m at 31 December 2014 (2013: £5,394m).
(2)	The collateral value shown above is limited to the outstanding value of each associated individual loan and excludes the impact of over-collateralisation i.e. where the collateral held is of a higher value than the loan balance outstanding.
(3)	Unweighted average of LTV of all accounts.
(4)	Sum of all loan values divided by sum of all valuations.

2014 compared to 2013 (unaudited)

During 2014, the LTV profile of new business marginally shifted towards higher LTVs primarily as a consequence of the positive market conditions and propositions such as the UK Government’s Help to Buy scheme. The Help to Buy scheme delivered the planned 5% new business and was a key factor in the increase of value weighted average LTV new business from 58% to 60%.

During 2014, the LTV profile of mortgage assets improved primarily as a result of house price increases. Average LTV improved to 43% (2013: 47%) although there were regional variations, as well as the effect of regular capital repayments. We are, however, conscious that these positive trends in house prices may not continue and have therefore excluded the effect of this 2014 increase in assessing the level of our provisions.

At 31 December 2014, of the loans in negative equity, the total which was effectively uncollateralised before taking account of any loan loss allowances was £496m (2013: £838m).

Credit performance

	30 June 2015 £m (unaudited)	31 December 2014 £m
Mortgage loans and advances to customers	150,746	150,057
Performing(1)(3)	146,632	145,598
Early arrears:(3)	1,743	1,941
– 31 to 60 days	1,069	1,185
– 61 to 90 days	674	756

Non-performing loans:(2)(3)	2,371	2,459
– By arrears	1,956	2,133
– By bankruptcy	40	44
– By maturity default	234	210
– By forbearance	87	72
– By PIPs(2)	54	—

PIPs(2) not classified as NPL	—	59

(1)	Excludes loans where the counterparty failed to make a payment when contractually due for between 31 and 90 days, and excludes bankruptcy, maturity default and forbearance NPL. Includes £3,917m of mortgages (2014: £4,208m) where the counterparty failed to make a payment when contractually due for 30 days or less.
(2)	Mortgage loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit Risk—Credit risk management, except for the amendment of the NPL policy in the first half of 2015 to include PIP’s exposures in NPL.
(3)	All mortgage balances are UK and continue accruing interest. The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

	2014 £m	2013 £m
Mortgage loans and advances to customers	150,057	148,079
Performing(1)(3)	145,598	142,806
Early arrears:(3)	1,941	2,394
– 31 to 60 days	1,185	1,424
– 61 to 90 days	756	970

Non-performing loans:(2)(3)	2,459	2,788
– By Arrears	2,133	2,558
– By Bankruptcy	44	55
– By Maturity default	210	146
– By Forbearance	72	29

Properties In Possession (‘PIP’)	59	91

(1)	Excludes loans where the counterparty failed to make a payment when contractually due for between 31 and 90 days, and excludes bankruptcy, maturity default and forbearance NPL. Includes £4,208m of mortgages (2013: £5,040m) where the counterparty failed to make a payment when contractually due for 30 days or less.
(2)	Mortgage loans and advances are classified as non-performing in accordance with the definitions provided in the ‘—Credit Risk—Credit risk management’ section.
(3)	All mortgage balances are UK and continue accruing interest. The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

Non-performing loans and advances(1)(2)

An analysis of mortgage NPLs is presented below.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Mortgage loans and advances to customers of which:(2)(3)	150,746	150,057
Customers in early arrears	1,743	1,941
Mortgage NPLs	2,371	2,459

Impairment loan loss allowances	557	579

	%	%

Early arrears ratio(4)	1.16	1.29
NPLs ratio(5)	1.57	1.64
Coverage ratio(6)	23	24

(1)	Mortgage loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit Risk—Credit risk management’, except for the amendment of the NPL policy in the first half of 2015 to include PIP’s exposures in NPL.
(2)	Mortgage loans and advances to customers include Social Housing loans and finance leases.
(3)	All mortgage balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Mortgage loans and advances to customers in early arrears as a percentage of mortgage loans and advances to customers.
(5)	Mortgage NPLs as a percentage of mortgage loans and advances to customers.
(6)	Impairment loss allowances as a percentage of NPLs

	2014 £m	2013 £m
Mortgage loans and advances to customers of which:(2)	150,057	148,079
Customers in early arrears(3)	1,941	2,394
Mortgage NPLs	2,459	2,788

Impairment loan loss allowances	579	593

	%	%
Early arrears ratio(4)	1.29	1.62
NPLs ratio(5)	1.64	1.88
Coverage ratio(6)	24	21

(1)	Mortgage loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section.
(2)	Mortgage loans and advances to customers include Social Housing loans and finance leases.
(3)	All mortgage balances are UK and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Mortgage loans and advances to customers in arrears as a percentage of mortgage loans and advances to customers.
(5)	Mortgage NPLs as a percentage of mortgage loans and advances to customers.
(6)	Impairment loss allowances as a percentage of NPLs.

An analysis of the NPL movements during the first half of 2015 and during 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the period and ‘Policy entries’ are due to definition changes. ‘PIP sales’ represent loans that have been legally discharged on the sale of the property, and include any written-off portion. ‘Exits’ represent loans that have been repaid (in full or in part) plus those returned to performing status. Forbearance activity does not result in a change in the NPL status.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, the mortgage asset NPL stock decreased to £2,371m at 30 June 2015 (2014: £2,459m) and the NPL ratio decreased to 1.57% (2014: 1.64%). Exits exceeded entries by £100m due to improving delinquency trends reflecting portfolio vintage composition and associated credit quality, supported by external market factors (low interest rates, rising house prices and falling unemployment). Policy changes of £66m primarily related to the inclusion of PIPs within NPLs. We are conscious that these conditions may not continue and our provisions reflect our conservative position on the UK economy and the housing market, notwithstanding current trends.

In the first half of 2015, interest income recognised on impaired loans amounted to £38m (six months ended 30 June 2014: £42m).

2014 compared to 2013 (unaudited)

At 31 December 2014, the mortgage asset NPL stock decreased to £2,459m (2013: £2,788m), and the NPL ratio decreased to 1.64% (2013: 1.88%). This reflected the good credit quality of the portfolio, supported by the improving economic environment for UK households, with low interest rates, rising house prices and falling unemployment.

There was an increase in mortgage NPLs on maturity defaults (i.e. interest-only mortgages that remain outstanding more than 90 days after contractual maturity), in line with our expectations. Policy entries of £25m in 2014 related to a change in policy for legacy portfolios to treat as NPL certain short-term (up to 6 months) term extensions if the customer does not redeem within 90 days of the original maturity date.

The improving economy also contributed to a reduction in the level of early arrears (31-90 days). The economic recovery remains at an early stage, and allowances have been made for losses which could stem from factors including regional variation in the risk profile, changes to regulation and contractual maturity defaults.

In 2014, interest income recognised on impaired loans amounted to £80m (2013: £88m, 2012: £90m).

Forbearance

Forbearance commenced during the period(1)(2)

The balances that entered forbearance during the six months ended 30 June 2015 and the year ended 31 December 2014 were:

	30 June 2015 (unaudited)		31 December 2014
	£m	%	£m	%
Capitalisation	177	53	254	47
Term extensions	137	41	175	33
Interest-only	22	6	105	20

	336	100	534	100

(1)	Mortgages are included within the period that they were forborne.
(2)	The figures by period reflect the amount of forbearance activity undertaken during the period irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

The balances that entered forbearance during the years ended 31 December 2014 and 2013 were:

	2014		2013
	£m	%	£m	%
Capitalisation	254	47	130	31
Term extensions	175	33	168	39
Interest-only	105	20	128	30

	534	100	426	100

(1)	Mortgages are included within the year that they were forborne.
(2)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

a) Payment status when entering forbearance

The forborne balances at 30 June 2015 when they originally entered forbearance, analysed by type of forbearance applied, were:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m
30 June 2015 (unaudited)(1)
Forbearance of NPL	379	97	280	756
Forbearance of Non-NPL	1,322	780	953	3,055

	1,701	877	1,233	3,811

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.

The forborne balances at 31 December 2014 and 2013 when they originally entered forbearance, analysed by type of forbearance applied, was:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m
2014(1)
Forbearance of NPL	331	95	297	723
Forbearance of Non-NPL	1,334	806	1,004	3,144

	1,665	901	1,301	3,867

2013(1)
Forbearance of NPL	290	77	324	691
Forbearance of Non-NPL	1,426	892	1,078	3,396

	1,716	969	1,402	4,087

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Payment status at the period-end

The forborne balances analysed by type of forbearance applied at 30 June 2015 were:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m		Impairment allowance £m
30 June 2015 (unaudited)(1)
In arrears	413	131	341	885		50
Performing(2)	1,288	746	892	2,926	(3)	57

	1,701	877	1,233	3,811		107

Proportion of portfolio	1.1%	0.6%	0.8%	2.5%		—

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.
(2)	Where a loan has been classed as performing it will be continue to be classed as forborne for the duration of the life of the account.
(3)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

The forborne balances analysed by type of forbearance applied at 31 December 2014 and 2013 was:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m		Impairment allowance £m
2014(1)
In arrears	425	144	390	959		59
Performing(2)	1,240	757	911	2,908	(3)	55

	1,665	901	1,301	3,867		114

Proportion of portfolio	1.1%	0.6%	0.9%	2.6%		—

2013(1)
In arrears	499	181	495	1,175		68
Performing(2)	1,217	788	907	2,912	(3)	62

	1,716	969	1,402	4,087		130

Proportion of portfolio	1.2%	0.7%	0.9%	2.8%		—

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	Where a loan has been classed as performing it will be continue to be classed as forborne for the duration of the life of the account.
(3)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, the average monthly volume of accounts entering forbearance increased due to a policy change to capitalise unpaid property-related charges previously classified as loan arrears, in line with regulatory guidance. Property-related charges are due under a leasehold agreement and typically comprise ground rent, service charges or rental arrears.

A further forbearance policy change was implemented in March 2015, with interest-only concessions no longer offered as a solution for customers in financial difficulties. Instead, reduced repayment arrangements are offered for a period of time with the account remaining on capital and interest terms and any shortfall in capital repayment accruing as loan arrears.

Levels of adherence to revised payment terms agreed under forbearance arrangements improved during the first half of 2015 to approximately 77% by value (2014: 75%) of the accounts in forbearance.

At 30 June 2015, the proportion of accounts that had been in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 85% (2014: 83%). Accounts in forbearance classified as performing remained stable at just over £2.9bn or 77% by value (2014: £2.9bn or 75% by value). The weighted average LTV of all accounts in forbearance was 37% (2014: 38%) compared to the weighted average portfolio LTV of 43% (2014: 43%).

At 30 June 2015, impairment loss allowances as a percentage of the balance of accounts for the overall mortgage portfolio were 0.37% (2014: 0.39%). The equivalent ratio for accounts in forbearance which were performing was 1.95% (2014: 1.89%), and for accounts in forbearance which were in arrears was 5.69% (2014: 6.15%). The higher ratios for accounts in forbearance reflected the higher levels of impairment loss allowances held, as a result of the higher risk characteristics inherent in such accounts.

At 30 June 2015, the carrying value of mortgage loans classified as multiple forbearance remained broadly stable at £87m (2014: £89m).

Other changes in contractual terms

In addition, at 30 June 2015 £6.0bn (2014: £6.3bn) of loans on the balance sheet had been modified since January 2008. The modifications on these accounts are not considered to have been forbearance as the borrowers were not exhibiting signs of being in financial difficulty. These modifications were entered into in order to retain the customer relationship. The performance and profile of the modified accounts is kept under review. At 30 June 2015:

•	The average LTV was 42% (2014: 43%) and 94% (2014: 93%) of accounts had paid their contractual monthly payment during the previous six months.

•	The proportion of accounts three or more monthly payments in arrears was 1.64% (2014: 1.61%), which continued to be consistent with the rest of the portfolio.

2014 compared to 2013 (unaudited)

The average monthly level of forbearance commenced in 2014 increased primarily due to a higher level of capitalisations. The level of capitalisations increased due to improvements in the efficiency of the capitalisation process, enabling decisions on capitalisation to be made more rapidly, but the levels of inflows were still significantly below that observed prior to 2013.

At 31 December 2014, the stock of mortgage accounts that had their term extended or converted to interest-only was relatively stable, amounting to 1.5% of all mortgage accounts by value (2013: 1.6%).

Levels of adherence to revised payment terms agreed under Santander UK’s forbearance arrangements improved during 2014 to approximately 78% by value (2013: 75%) and 79% by volume (2013: 77%) of the accounts in forbearance. The high percentage of these accounts performing supports Santander UK’s view that its forbearance arrangements provide an important tool to improve the prospects of recovery of amounts owed. In addition, it is likely that some of the accounts which were in early arrears at the time of the initial forbearance would have otherwise deteriorated into a non-performing state.

At 31 December 2014, the proportion of accounts that had been in forbearance for more than six months that had made their last six months’ contractual payments increased slightly to 83% (2013: 82%). Furthermore, the accounts in forbearance classified as performing remained stable at just over £2.9bn or 75% by value (2013: £2.9bn or 71% by value). The weighted average LTV of all accounts in forbearance was 38% (2013: 42%) compared to the weighted average portfolio LTV of 43% (2013: 47%). Those accounts that reach the end of the concessionary forbearance period continue to show a good propensity to return to full repayments in accordance with the original contractual terms after the period of financial difficulty has passed.

At 31 December 2014, impairment loss allowances as a percentage of the balance of accounts for the overall mortgage portfolio was 0.39% (2013: 0.40%). The equivalent ratio for accounts in forbearance which were performing was 1.89% (2013: 2.13%), and for accounts in forbearance which were in arrears was 6.15% (2013: 5.79%). The higher ratios for accounts in forbearance reflected the higher levels of impairment loss allowances held, as a result of the higher risk characteristics inherent in such accounts.

At 31 December 2014, the carrying value of mortgage loans classified as multiple forbearance increased to £89m (2013: £67m) mainly due to increased capitalisation activities and on-going activities on interest-only accounts that have reached maturity with a balance still remaining.

Other changes in contractual terms

In addition, at 31 December 2014 £6.3bn (2013: £7.3bn) of loans on the balance sheet had been modified since January 2008. The modifications on these accounts are not considered to have been forbearance as the borrowers were not exhibiting signs of being in financial difficulty. These modifications were entered into in order to retain the customer relationship. The performance and profile of the modified accounts is kept under review. At 31 December 2014:

•	The average LTV was 43% (2013: 49%) and 93% (2013: 93%) of accounts had paid their contractual monthly payment during the previous six months.

•	The proportion of accounts three or more monthly payments in arrears was 1.61% (2013: 1.68%), which continued to be consistent with the rest of the portfolio.

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

There are some mortgage types of particular interest or which present higher risks than others. These mortgages consist of:

•	Interest-only loans;

•	Flexible loans;

•	Loans with LTV >100%; and

•	Buy-to-let loans.

The arrears performance of these mortgages has continued to be relatively stable with arrears and loss rates remaining low.

Borrower profile(1)

	30 June 2015 (unaudited)		31 December 2014
	Stock £m	New business £m	Stock £m	New business £m
Full interest-only loans	44,737	1,591	45,952	3,197
Part interest-only, part repayment loans(2)	15,348	825	15,602	2,580
Flexi loans	14,645	229	15,203	756
Other flexible loans(3)	5,672	—	6,177	—
Loans with current LTV >100%	3,157	—	3,569	—
Buy-to-let	3,772	895	3,138	1,270
Interest-only and >100% current LTV	2,328	—	2,592	—

(1)	Where a loan exhibits more than one of the criteria, it is included in all the applicable categories.
(2)	Mortgage balance includes both the interest only element of £10,842m (2014: £10,915m) and the non-interest only element of the loan.
(3)	Legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK Flexi loan product.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, the value and proportion of interest-only loans together with part interest-only, part repayment loans reduced, reflecting the strategy to manage the overall exposure to this lending profile.

Buy-to-let lending in the first half of 2015 increased to 8% (2014: 5%) of new business as described in the previous section Borrower and product profile.

From a mortgage asset stock perspective, loans with a current LTV greater than 100% in the first half of 2015 decreased to 2% (2014: 3%) driven by rising house prices.

	2014		2013
	Stock £m	New business £m	Stock £m	New business £m
Full interest-only loans	45,952	3,197	49,318	2,151
Part interest-only, part repayment loans(2)	15,602	2,580	15,534	1,693
Flexi loans	15,203	756	16,245	1,172
Other flexible loans(3)	6,177	—	7,469	—
Loans with current LTV > 100%	3,569	—	6,202	1
Buy-to-let	3,138	1,270	2,201	432
Interest-only and >100% current LTV	2,592	—	4,336	—

(1)	Where a loan exhibits more than one of the criteria, it is included in all the applicable categories.
(2)	Mortgage balance includes both the interest only element of £10,915m (2013: £9,564m) and the non-interest only element of the loan.
(3)	Legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK flexi loan product.

2014 compared to 2013 (unaudited)

The proportion of new business in 2014 that was pure interest-only marginally increased to 13% (2013: 12%). The proportion of lending in 2014 that was part interest-only, part repayment was unchanged at 10%. The maximum allowable LTV for the interest-only element of the mortgage is 50%, and the maximum age permitted on a pure interest-only loan was capped at 65 years in July 2014.

The proportion of flexible loans new business in 2014 decreased to 3% (2013: 7%), whilst buy-to-let lending in 2014 increased to 5% (2013: 2.5%) in line with the strategy to expand this line of business in a controlled manner.

The average earnings multiple of new business (at inception) increased slightly during 2014 to 3.11 (2013: 3.04) in line with the market.

From a mortgage asset stock perspective, loans with a current LTV greater than 100% in 2014 decreased to 3% (2013: 4%) driven by improving house prices.

Credit performance

		Segment of particular interest(1)
	Total £m	Interest- only £m	Part interest-only part repayment £m	Flexible(2) £m	LTV >100% £m	Buy-to-let £m	Other portfolio(3) £m
30 June 2015 (unaudited)
Mortgage portfolio	150,746	44,737	15,348	20,317	3,157	3,772	81,346
Performing	146,632	42,837	14,742	19,925	2,769	3,744	80,031
Early arrears
– 31 to 60 days	1,069	484	151	79	63	8	414
– 61 to 90 days	674	316	102	50	46	3	255

NPLs	2,371	1,100	353	263	279	17	646

NPL ratio	1.57%	2.46%	2.30%	1.29%	8.84%	0.45%	0.79%

Properties In possession	54	24	12	4	21	1	12

(1)	Where a loan exhibits more than one segment of particular interest, it is included in all applicable categories. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio will not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

		Segment of particular interest(1)
	Total £m	Interest- only £m	Part interest-only part repayment £m	Flexible(2) £m	LTV > 100% £m	Buy-to-let £m	Other portfolio(3) £m
2014
Mortgage portfolio	150,057	45,952	15,602	21,380	3,569	3,138	78,582
Performing	145,598	43,908	14,931	20,966	3,135	3,105	77,152
Early arrears
– 31 to 60 days	1,185	528	171	85	76	12	459
– 61 to 90 days	756	354	118	63	51	3	282

NPLs	2,459	1,134	372	262	285	18	675

NPL ratio	1.64%	2.47%	2.38%	1.23%	7.99%	0.57%	0.86%

Properties In possession	59	27	11	4	22	—	14

2013
Mortgage portfolio	148,079	49,318	15,534	23,714	6,202	2,201	71,554
Performing	142,806	46,762	14,882	23,260	5,442	2,161	69,872
Early arrears
– 31 to 60 days	1,424	657	180	111	140	11	538
– 61 to 90 days	970	460	125	69	107	7	355

NPLs	2,788	1,388	335	269	471	21	773

NPL ratio	1.88%	2.81%	2.16%	1.13%	7.59%	0.95%	1.08%

Properties In possession	91	51	12	5	42	1	16

(1)	Where a loan exhibits more than one segment of particular interest, it is included in all applicable categories. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio will not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

Full interest-only maturity profile

	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
30 June 2015 (unaudited)
Full interest-only portfolio	402	1,736	3,639	20,254	18,706	44,737
of which value weighted average LTV (indexed) is greater than 75%	20	239	496	3,617	4,860	9,232

2014
Full interest-only portfolio	337	1,631	3,785	20,225	19,974	45,952
of which value weighted average LTV (indexed) is greater than 75%	46	170	570	3,871	5,689	10,346

2013
Full interest-only portfolio	242	1,352	3,994	20,037	23,693	49,318
of which value weighted average LTV (indexed) is greater than 75%	43	169	842	5,603	10,092	16,749

Part interest-only, part repayment maturity profile

	Term expired £m	Within 2 years £m	Between 2-5 years £m	Between 5-15 years £m	Greater than 15 years £m	Total £m
30 June 2015 (unaudited)
Part interest-only, part repayment portfolio	5	229	735	6,137	8,242	15,348
of which value weighted average LTV (indexed) is greater than 75%	—	7	35	705	1,635	2,382

2014
Part interest-only, part repayment portfolio	4	235	745	6,199	8,419	15,602
of which value weighted average LTV (indexed) is greater than 75%	1	6	36	758	1,914	2,715

2013
Part interest-only, part repayment portfolio	4	269	816	6,372	8,073	15,534
of which value weighted average LTV (indexed) is greater than 75%	—	6	47	1,057	3,173	4,283

30 June 2015 compared to 31 December 2014 (unaudited)

At 30 June 2015, interest-only loans, part interest-only, part repayment loans, and loans with an LTV >100% had a higher than average NPL ratio. The NPL ratio for interest-only and part interest-only, part repayment loans improved in the first half of 2015 in line with wider portfolio trends. A slight increase in NPL ratios for flexible loans and loans with an LTV >100% was observed, driven by a reduction in assets within these lending segments. The buy-to-let portfolio remained better than average quality.

Santander UK provides full interest-only mortgages to customers whereby payments made by the customer comprise of only interest for the term of the mortgage, with the customer responsible for repaying the principal outstanding at the end of the loan term. Further details are described in ‘—Credit Risk—Credit risk management – Retail Banking’. Of the £331m balance that matured in the six months ended 30 June 2015, £101m was subsequently repaid, none was refinanced under normal credit terms, £25m was refinanced under forbearance arrangements and £205m remained unpaid and was classified as term expired at 30 June 2015. Of the balance of £402m that was term expired at 30 June 2015, 91% continued to pay the interest due under their expired contractual terms.

Santander UK also provides part interest-only, part repayment loans to customers whereby a component of the loan is repayable on a capital and interest basis through the term of the loan, with the remaining loan component requiring monthly interest payments only, with the principal of this loan component repayable only at maturity. Further details are described in ‘—Credit Risk—Credit risk management – Retail Banking’. Of the £13m balance that matured in the six months ended 30 June 2015, £9m was subsequently repaid, £2m was refinanced under forbearance arrangements and £2m remained unpaid and was classified as term expired at 30 June 2015.

Flexible mortgages permit customers to draw down additional funds at any time up to a predefined credit limit. By doing so, customers are able to vary their monthly payments, or take payment holidays. Drawdowns are subject to conditions, as described in ‘—Credit Risk—Credit risk management – Retail Banking’. Customer limits are actively managed where information collected suggests the predefined limit requires adjustment. The flexible loans portfolio is analysed to identify customers potentially using these facilities to self-forbear (e.g. repeated small drawdowns), with any evidence of increased credit risk being appropriately reflected in our provision calculations where significant. At 30 June 2015, there were 118,559 customers with flexible mortgages (2014: 122,354), with undrawn facilities of £6,593m (2014: £6,633m) and a utilisation rate of 69% (2014: 70%). The value weighted LTV (indexed) of the portfolio was 34% (2014: 35%).

During the first half of 2015, the stock of properties in possession decreased slightly.

2014 compared to 2013 (unaudited)

At 31 December 2014, the NPL ratio decreased from 1.88% to 1.64% primarily due to a reduction in NPL stock. Interest-only loans, part interest-only part repayment loans, and loans with a current LTV over 100% have a higher than average NPL ratio. The decrease in the NPL ratio for interest-only and part interest-only, part repayment loans in 2014 was broadly in line with the overall reduction in NPL stock. The NPL ratio for loans with an LTV > 100% and flexible loans increased slightly in 2014 due to a reduction in stock in these segments; the decrease in loans with an LTV > 100% being driven by house price increases. The buy-to-let portfolio remained better than average quality, with the reduction in the NPL ratio in 2014 being driven by the controlled growth of the portfolio.

As described above, Santander UK provides full interest-only mortgages to customers whereby payments made by the customer comprise of only interest for the term of the mortgage, with the customer responsible for repaying the principal outstanding at the end of the loan term. Further details are described in ‘—Credit Risk—Credit risk management – Retail Banking’. Of the £604m balance that matured in the year ended 31 December 2014, £330m was subsequently repaid, £1m was refinanced under normal credit terms, £51m was refinanced under forbearance arrangements and £222m remained unpaid and was classified as term expired at 31 December 2014. Of the balance of £337m that was term expired at 31 December 2014, 93% continued to pay the interest due under their expired contractual terms.

As described above, Santander UK also provides part interest-only, part repayment loans to customers whereby a component of the loan is repayable on a capital and interest basis through the term of the loan, with the remaining loan component requiring monthly interest payments only, with the principal of this loan component repayable only at maturity. Further details are described in ‘—Credit Risk—Credit risk management – Retail Banking’. Of the £55m balance that matured in the year ended 31 December 2014, £49m was subsequently repaid, £2m was refinanced under forbearance arrangements and £4m remained unpaid and was classified as term expired at 31 December 2014.

Flexible mortgages permit customers to draw down additional funds at any time up to a predefined credit limit. By doing so, customers are able to vary their monthly payments, or take payment holidays. Drawdowns are subject to conditions, as described in ‘—Credit Risk—Credit risk management – Retail Banking’. Customer limits are actively managed where information collected suggests the predefined limit requires adjustment. The flexible loans portfolio is analysed to identify customers potentially using these facilities to self-forbear (e.g. repeated small drawdowns), with any evidence of increased credit risk being appropriately reflected in our provision calculations where significant. At 31 December 2014, there were 122,354 customers with flexible mortgages (2013: 129,881), with undrawn facilities of £6,633m (2013: £6,539m) and a utilisation rate of 70% (2013: 71%). The value weighted LTV (indexed) of the portfolio was 35% (2013: 39%).

During 2014, the stock of properties in possession decreased due to favourable market conditions.

Forbearance(1)(2)(3)(4)

The incidence of the main types of higher risk loans forbearance arrangements which commenced during the six months ended 30 June 2015 and the year ended 31 December 2014 was:

	Interest-only(4)	Flexible	LTV > 100%	Buy-to-let
30 June 2015 (unaudited)
Total value	£222m	£35m	—	£4m

Proportion of portfolio(5)	66%	10%	—	1%

31 December 2014
Total value	£298m	£59m	—	£3m

Proportion of portfolio(5)	56%	11%	—	1%

(1)	Mortgages are included within the period that they were forborne.
(2)	The figures by period reflect the amount of forbearance activity undertaken during the period irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.
(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(4)	Comprises full interest-only loans and part interest-only, part repayment loans.
(5)	Portfolio of total forbearance arrangements which commenced during the period.

30 June 2015 compared to 31 December 2014 (unaudited)

The average monthly value of higher risk loans entering forbearance arrangements in the first half of 2015 increased in line with overall increases seen in flows into forbearance during the period

The incidence of the main types of higher risk loans forbearance arrangements which commenced during the years ended 31 December 2014 and 2013 was:

	Interest-only(4)	Flexible	LTV > 100%	Buy-to-let
2014
Total value	£298m	£59m	—	£3m

Proportion of portfolio(5)	56%	11%	—	1%

2013
Total value	£242m	£61m	—	£3m

Proportion of portfolio(5)	57%	14%	—	1%

(1)	Mortgages are included within the year that they were forborne.
(2)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.
(3)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(4)	Comprises full interest-only loans and part interest-only, part repayment loans.
(5)	Portfolio of total forbearance arrangements which commenced during the year.

2014 compared to 2013 (unaudited)

The values of higher risk loans entering forbearance arrangements in 2014 increased in line with overall increases seen in flows into forbearance during the year.

BANKING AND CONSUMER CREDIT

Santander UK also provides a range of unsecured lending facilities including bank account overdrafts, personal loans and credit cards to personal and business banking customers, together with a range of consumer finance products including finance leases.

Lending

An analysis of movements in unsecured lending facilities is presented below.

	Overdrafts £m	Personal loans £m	Credit cards £m	Business banking £m	Consumer finance £m		Total £m
30 June 2015 (unaudited)
At 1 January	544	2,208	2,247	155	3,303		8,457
Net lending in the period	(35)	56	442	2	426	(1)	891
Acquisitions	—	—	—	—	2,461		2,461

At 30 June	509	2,264	2,689	157	6,190		11,809

31 December 2014
At 1 January	543	2,016	1,679	151	3,145		7,534
Net lending in the year	1	192	568	4	158	(1)	923

At 31 December	544	2,208	2,247	155	3,303		8,457

(1)	Includes Consumer finance gross lending of £1,458m in the six months ended 30 June 2015 (year ended 31 December 2014: £1,609m).

30 June 2015 compared to 31 December 2014 (unaudited)

Total net lending increased by £3,352m (40%) in the first half of 2015, principally due to the commencement of the PSA cooperation which added a vehicle finance loan book of £2,461m. Growth of £442m in the credit cards portfolio was largely driven by introduction of new promotion-led products, including balance transfer and purchase promotions. Overdraft balances reduced by £35m to £509m (2014: £544m) as the risk profile of the book improved resulting from the popularity of the 1|2|3 Current Account proposition.

	Overdrafts £m	Personal Loans £m	Credit Cards £m	Business Banking £m	Consumer Finance £m	Total £m
2014
At 1 January	543	2,016	1,679	151	3,145	7,534
Net lending in the year	1	192	568	4	158	923

At 31 December	544	2,208	2,247	155	3,303	8,457

2013
At 1 January	536	2,344	1,420	133	3,109	7,542
Net lending in the year	7	(328)	259	18	36	(8)

At 31 December	543	2,016	1,679	151	3,145	7,534

2014 compared to 2013 (unaudited)

Total net lending increased by £923m (12%) in 2014, principally due to a strong uptake of 1|2|3 World credit cards by customers with an existing Santander UK relationship. Growth in net personal loan lending was driven by rising customer demand broadly in line with that observed across the market following a number of years of contraction. Consumer Finance growth benefited from a continued increase in customer confidence.

Credit performance

	Overdrafts £m	Personal loans £m	Credit cards £m	Business banking £m	Consumer finance £m	Total £m
30 June 2015 (unaudited)
Loans and advances	509	2,264	2,689	157	6,190	11,809
Performing	450	2,214	2,626	143	6,134	11,567
In early arrears	32	29	24	4	29	118
NPLs(1)(2)	27	21	39	10	27	124
Impairment loss allowance	45	60	84	14	110	313

NPL ratio(2)						1.05%
Coverage ratio(3)						252%

31 December 2014
Loans and advances	544	2,208	2,247	155	3,303	8,457
Performing	480	2,151	2,185	141	3,259	8,216
In early arrears	34	34	25	5	29	127
NPLs(1)(2)	30	23	37	9	15	114
Impairment loss allowance	46	76	73	14	93	302

NPL ratio(2)						1.35%
Coverage ratio(3)						265%

(1)	Banking and consumer credit lending is classified as non-performing in accordance with the definitions provided in ‘—Credit risk—Credit risk management’.
(2)	NPLs as a % of total loans and advances.
(3)	Total impairment loan loss allowances as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, NPLs increased by £10m to £124m (2014: £114m) but the NPL ratio decreased by 30 basis points to 1.05% (2014: 1.35%). This was primarily due to the portfolio acquired as a result of the commencement of the PSA cooperation in the Consumer Finance portfolio, as well as asset growth in the Credit card portfolio.

In the first half of 2015, interest income recognised on impaired loans amounted to £2m (six months ended 30 June 2014: £1m).

	Overdrafts £m	Personal Loans £m	Credit Cards £m	Business Banking £m	Consumer Finance £m	Total £m
2014
Loans and advances	544	2,208	2,247	155	3,303	8,457
Performing	480	2,151	2,185	141	3,259	8,216
In arrears	34	34	25	5	29	127
NPLs(1)(2)	30	23	37	9	15	114
Impairment loss allowance	46	76	73	14	93	302

NPL ratio(2)						1.35%
Coverage ratio(3)						265%

2013
Loans and advances	543	2,016	1,679	151	3,145	7,534
Performing	471	1,936	1,609	131	3,097	7,244
In arrears	28	47	29	5	33	142
NPLs(1)(2)	44	33	41	15	15	148
Impairment loss allowance	51	90	86	16	85	328

NPL ratio(2)						1.96%
Coverage ratio(3)						222%

(1)	Banking and consumer credit lending is classified as non-performing in accordance with the definitions provided in the ‘—Credit Risk—Credit risk management’ section.
(2)	NPLs as a % of total loans and advances.
(3)	Total impairment loan loss allowances as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

2014 compared to 2013 (unaudited)

During 2014, NPLs decreased by 23% to £114m (2013: £148m) and the NPL ratio decreased by 61 basis points to 1.35% (2013: 1.96%). Reductions in NPLs were achieved across all products with the most significant being Overdrafts and Personal Loans, reflecting the higher credit quality of 1|2|3 Current Account customers, and UPLs that benefit from an improvement in new business credit quality.

In 2014, interest income recognised on impaired loans amounted to £2m (2013: £2m, 2012: £7m).

CREDIT RISK – COMMERCIAL BANKING

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances.

Commercial Banking – committed exposures

Rating distribution

The rating distribution tables show the credit risk exposure by Santander UK’s internal rating scale (see ‘—Credit Risk—Credit Risk Review—Santander UK Group Exposure—Credit Quality’) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

During 2014 the internal model used for the credit rating of our Mid Corporate and SME portfolio was re-calibrated to better reflect internal data. As a consequence of this re-calibration, the principal movements were in the mid-range rating bands (4, 5 and 6), with a reduction of £2.2bn in grade 6. We consider this to be a more appropriate characterisation for an SME book of this nature, where customers typically rate in the mid-range bands. On a like-for-like basis (pre re-calibration) the rating distribution remained similar.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
30 June 2015 (unaudited)
9	13	—	580	593
8	119	180	623	922
7	376	673	397	1,446
6	2,120	4,928	60	7,108
5	4,028	3,909	—	7,937
4	4,257	508	—	4,765
1 to 3	616	182	—	798
Other(1)	345	72	—	417

	11,874	10,452	1,660	23,986

2014 (post re-calibration)
9	109	1	378	488
8	402	288	611	1,301
7	489	579	234	1,302
6	1,883	4,670	60	6,613
5	3,653	3,695	—	7,348
4	3,735	517	—	4,252
1 to 3	571	222	—	793
Other(1)	353	86	—	439

	11,195	10,058	1,283	22,536

2014 (pre re-calibration)
9	109	1	378	488
8	402	288	611	1,301
7	998	579	234	1,811
6	4,050	4,670	60	8,780
5	2,000	3,695	—	5,695
4	2,938	517	—	3,455
1 to 3	345	222	—	567
Other(1)	353	86	—	439

	11,195	10,058	1,283	22,536

2013
9	200	127	263	590
8	360	320	359	1,039
7	663	1,447	231	2,341
6	2,986	4,263	115	7,364
5	2,028	2,737	—	4,765
4	2,287	683	—	2,970
1 to 3	225	324	—	549
Other(1)	516	144	—	660

	9,265	10,045	968	20,278

(1)	Represents smaller exposures predominantly within the commercial mortgages portfolio which are subject to scorecards rather than a rating model.

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
30 June 2015 (unaudited)
UK	11,796	10,452	1,660	23,908
Peripheral eurozone	38	—	—	38
Rest of Europe	36	—	—	36
US	—	—	—	—
Rest of world	4	—	—	4

	11,874	10,452	1,660	23,986

31 December 2014
UK	11,110	10,058	1,283	22,451
Peripheral eurozone	17	—	—	17
Rest of Europe	42	—	—	42
US	—	—	—	—
Rest of world	26	—	—	26

	11,195	10,058	1,283	22,536

30 June 2015 compared to 31 December 2014 (unaudited)

Our lending to customers has grown consistently since 2008, and we continue to operate within our prudent risk appetite parameters. The portfolio is 99% concentrated in UK-based counterparties.

During the first half of 2015, committed exposures increased by £1.5bn or 6% to £24.0bn. Mid Corporate and SME exposures grew by 6% to £11.9bn in the first half of 2015, maintaining a positive momentum despite an increasingly competitive and still contracting market. The Commercial Real Estate portfolio increased by 4% to £10.5bn with new business levels more than offsetting repayments. The Social Housing portfolio increased by 29% to £1.7bn driven by refinancing of longer-dated loans previously managed in Corporate Centre onto shorter maturities and on current market terms.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
2014
UK	11,110	10,058	1,283	22,451
Peripheral eurozone	17	—	—	17
Rest of Europe	42	—	—	42
US	—	—	—	—
Rest of world	26	—	—	26

	11,195	10,058	1,283	22,536

2013
UK	9,154	10,045	968	20,167
Peripheral eurozone	18	—	—	18
Rest of Europe	54	—	—	54
US	—	—	—	—
Rest of world	39	—	—	39

	9,265	10,045	968	20,278

2014 compared to 2013 (unaudited)

During 2014, total committed exposures increased by £2.3bn or 11% to £22.5bn principally due to the strong growth achieved in the Mid Corporate and SME portfolio. Our lending to Commercial Banking customers has grown consistently since 2008, and we continue to operate within our prudent risk appetite parameters.

Mid Corporate and SME exposures increased by 21% in 2014, reflecting the continued development of our franchise in the UK, not only in terms of broadening our distribution capabilities, but also in terms of the range of products and services available to UK companies. The Commercial Real Estate portfolio remained broadly stable with new business being offset by repayments of maturing loans which saw a greater proportion of higher-rated exposure repaid as investors sought to realise gains on higher-performing assets.

Social Housing exposures increased by 33% in 2014, through selective opportunities to write new business with highly-rated counterparties.

Commercial Banking – credit risk mitigation

At 30 June 2015, collateral held against impaired loans amounted to 46% (2014: 50%) of the carrying amount of impaired loan balances.

At 31 December 2014, collateral held against impaired loans amounted to 50% (2013: 44%) of the carrying amount of impaired loan balances.

Commercial Banking – credit performance

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘—Credit Risk—Credit Risk Management—Approach to Credit Risk—Risk Monitoring’). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 30 June 2015 and at 31 December 2014 and 2013:

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
30 June 2015 (unaudited)
Total Committed Exposure of which:(1)	11,874	10,452	1,660	23,986
– Performing (Non-Watchlist)	10,351	9,992	1,660	22,003
– Watchlist: Enhanced Monitoring	786	157	—	943
– Watchlist: Proactive Management	310	56	—	366
– Non-performing exposure(2)	427	247		674

Total impaired exposure of which:	427	247	—	674
– Performing	—	—	—	—
– Non-performing(2)	427	247	—	674

Total Observed impairment loss allowances of which:	163	94	—	257
– Performing	—	—	—	—
– Non-performing(2)	163	94	—	257

IBNO(3)				40
Total impairment loss allowance				297

2014
Total Committed Exposure of which:(1)	11,195	10,058	1,283	22,536
– Performing (Non-Watchlist)	9,683	9,229	1,253	20,165
– Watchlist: Enhanced Monitoring	741	483	30	1,254
– Watchlist: Proactive Management	371	63	—	434
– Non-performing exposure(2)	400	283	—	683

Total impaired exposure of which:	411	283	—	694
– Performing	11	—	—	11
– Non-performing(2)	400	283	—	683

Total Observed impairment loss allowances of which:	158	99	—	257
– Performing	4	—	—	4
– Non-performing	154	99	—	253

IBNO(3)				48
Total impairment loss allowance				305

2013
Total Committed Exposure of which:(1)	9,265	10,045	968	20,278
– Performing (Non-Watchlist)	8,071	9,074	933	18,078
– Watchlist: Enhanced Monitoring	587	295	35	917
– Watchlist: Proactive Management	266	357	—	623
– Non-performing exposure(2)	341	319	—	660

Total impaired exposure of which:	352	414	—	766
– Performing	11	95	—	106
– Non-performing(2)	341	319	—	660

Total Observed impairment loss allowances of which:	126	124	—	250
– Performing	3	15	—	18
– Non-performing(3)	123	109	—	232

IBNO(3)				29
Total impairment loss allowance				279

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined under ‘—Credit Risk—Credit Risk Management—Approach to Credit Risk—Risk Monitoring’.
(2)	Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table below which only include drawn balances.
(3)	Allowance for incurred inherent losses (i.e., incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

Non-performing loans and advances(1)(2)

An analysis of Commercial Banking NPLs is presented below.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Loans and advances to customers of which:(2)	20,037	18,637
NPLs(3)	652	664

Impairment loan loss allowances	297	305

	%	%
NPLs ratio(4)	3.25	3.56
Coverage ratio(5)	46	46

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit risk—Credit risk management’.
(2)	Includes Social Housing and Finance leases.
(3)	All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Impairment loan loss allowances as a percentage of NPLs.

	2014 £m	2013 £m
Loans and advances to customers of which:(2)	18,637	16,933
Customers in early arrears	664	663
NPLs(3)	664	649

Impairment loan loss allowances	305	279

	%	%
Early arrears ratio(4)	3.56	3.92
NPLs ratio(5)	3.56	3.83
Coverage ratio(6)	46	43

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘—Credit Risk—Credit Risk Management Credit risk management’ section.
(2)	includes Social Housing and Finance leases.
(3)	All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(5)	NPLs as a percentage of loans and advances to customers.
(6)	Impairment loan loss allowances as a percentage of NPLs.

An analysis of the NPL movements during the first half of 2015 and during 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the period. ‘Exits (including repayments)’ represent loans that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, exposures subject to enhanced monitoring and proactive management improved across both the Mid Corporate and SME and Commercial Real Estate portfolios.

In the Mid Corporate and SME portfolio, a small increase of £45m in enhanced monitoring was more than offset by a decrease of £61m in proactive management. In the Commercial Real Estate portfolio, exposures subject to enhanced monitoring decreased by £326m driven by successful refinancing and repayments. At 30 June 2015, none of the Social Housing portfolio exposures were subject to enhanced monitoring or proactive management (2014: 2.3% on enhanced monitoring).

Loans and advances to customers in NPL reduced slightly to £652m at 30 June 2015 (2014: £664m) with lower levels of new entries as a result of the improved trading performance of borrowers. This reduction, together with an overall increase in loans and advances to customers, resulted in a decrease in the NPL ratio to 3.25% at 30 June 2015 (2014: 3.56%).

In the first half of 2015, interest income recognised on impaired loans amounted to £4m (six months ended 30 June 2014: £9m).

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management reduced to £434m at 31 December 2014 (2013: £623m). The reduction in the Commercial Real Estate portfolio more than offset the increase in the Mid Corporate and SME portfolio. In the Social Housing portfolio, there were no exposures subject to proactive management.

Watchlist exposures subject to enhanced monitoring increased in all portfolios except Social Housing. The increase in the Mid Corporate and SME portfolio was principally due to a tightening of the Care Homes policy whereby any customer with a Care Quality Commission flag (indicating operational deficiencies) is automatically added to the Watchlist. The increase in the Commercial Real Estate portfolio also reflected prudent policy requirements as transactions that have six months to maturity and no definitive exit or refinance plan in place, irrespective of their LTV ratio, are now automatically added to the Watchlist. At 31 December 2014 only 2.3% (2013: 3.6%) of portfolio exposures were subject to enhanced monitoring.

Loans and advances to customers in arrears remained stable at £664m at 31 December 2014 (2013: £663m), but given the high growth rates of this portfolio the arrears ratio decreased to 3.56% (2013: 3.92%). The NPL ratio decreased to 3.56% at 31 December 2014 (2013: 3.83%) for similar reasons.

In 2014, interest income recognised on impaired loans amounted to £17m (2013: £15m, 2012: £14m).

Commercial Banking loans – forbearance

Forbearance commenced during the period(1)

No forbearance arrangements have been necessary with respect to Social Housing counterparties.

The exposures that entered forbearance during the six months ended 30 June 2015 and the year ended 31 December 2014 were:

	30 June 2015 (unaudited)			31 December 2014
	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m
Term extension	33	11	44	23	78	101
Interest-only	57	4	61	37	14	51
Payment rescheduling	54	8	62	123	27	150

	144	23	167	183	119	302

(1)	The figures by period reflect the amount of forbearance activity undertaken during the period irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

The exposures that entered forbearance during the years ended 31 December 2014 and 2013 were:

	2014			2013
	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m
Term extension	23	78	101	15	121	136
Interest-only	37	14	51	36	12	48
Payment rescheduling	123	27	150	39	5	44

	183	119	302	90	138	228

(1)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

a) Performance status when entering forbearance

The forborne exposures at 30 June 2015 when they originally entered forbearance, analysed by their payment status, were:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
30 June 2015 (1) (unaudited)
Forbearance of NPL
Forbearance of Non-NPL	17	23	18	58	23
	211	339	174	724	126

	228	362	192	782	149

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.

The forborne exposures at 31 December 2014 and 2013 when they originally entered forbearance, analysed by their payment status, were:

	Payment rescheduling £ m	Term extension £ m	Interest-only £ m	Total £ m	Impairment allowance £ m
2014(1)
Forbearance of NPL	8	37	13	58	16
Forbearance of Non-NPL	187	234	318	739	124

	195	271	331	797	140

2013(1)
Forbearance of NPL	14	76	92	182	48
Forbearance of Non-NPL	143	287	298	728	81

	157	363	390	910	129

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Performance status at the period-end

The current status of forborne exposures analysed by their payment status, at 30 June 2015 was:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m		Impairment allowance £m
30 June 2015(1) (unaudited)
Non-performing	132	171	97	400		147
Performing	96	191	95	382	(2)	2

	228	362	192	782		149

Proportion of portfolio	1.0%	1.5%	0.8%	3.3%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.
(2)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne

The current status of forborne exposures analysed by their payment status, at 31 December 2014 and 2013 was:

	Payment rescheduling £m	Term extension £m	Interest-only £m	Total £m		Impairment allowance £m
2014(1)
Non-performing	103	154	132	389		136
Performing	92	117	199	408	(2)	4

	195	271	331	797		140

Proportion of portfolio	0.9%	1.2%	1.5%	3.5%

2013(1)
Non-performing	96	123	119	338		113
Performing	61	240	271	572	(2)	16

	157	363	390	910		129

Proportion of portfolio	0.8%	1.8%	1.9%	4.5%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

This data may be further analysed by portfolio, as follows:

Mid Corporate and SME

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m		Impairment allowance £m
30 June 2015(1) (unaudited)	26	134	84	244		93
Non-performing	30	82	89	201	(2)	1

Performing	56	216	173	445		94

Proportion of Mid Corporate and SME portfolio	0.5%	1.8%	1.5%	3.7%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.
(2)	This represents the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne.

	Payment rescheduling £m	Term extension £m	Interest-only £m	Total £m		Impairment allowance £m
2014(1)
Non-performing	97	26	92	215		84
Performing	85	28	79	192	(2)	4

	182	54	171	407		88

Proportion of Mid Corporate and SME portfolio	1.6%	0.5%	1.5%	3.6%

2013(1)
Non-performing	42	27	74	143		55
Performing	46	36	99	181	(2)	3

	88	63	173	324		58

Proportion of Mid Corporate and SME portfolio	0.9%	0.7%	1.9%	3.5%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

Commercial Real Estate

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m		Impairment allowance £m
30 June 2015(1) (unaudited)
Non-performing	106	37	13	156		54
Performing	66	109	6	181	(2)	1

	172	146	19	337		55

Proportion of Commercial Real Estate portfolio	1.6%	1.4%	0.2%	3.2%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.
(2)	This represents the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne.

	Payment rescheduling £m	Term extension £m	Interest-only £m	Total £m		Impairment allowance £m
2014(1)
Non-performing	6	128	40	174		52
Performing	7	89	120	216	(2)	—

	13	217	160	390		52

Proportion of Commercial Real Estate portfolio	0.1%	2.2%	1.6%	3.9%

2013(1)
Non-performing	54	96	45	195		58
Performing	15	204	172	391	(2)	13

	69	300	217	586		71

Proportion of Commercial Real Estate portfolio	0.7%	3.0%	2.2%	5.8%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	This represents the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne.

30 June 2015 compared to 31 December 2014 (unaudited)

The monthly rate of forbearance commenced in the first half of 2015 increased slightly compared to the rate for the year ended 31 December 2014, with a reduction in the Commercial Real Estate portfolio more than offset by an increase in the Mid Corporate and SME portfolio where the Care Home sector of the portfolio continues to experience challenging market conditions.

The cumulative forbearance stock decreased slightly at 30 June 2015, as cases from older vintages in the Commercial Real Estate portfolio continue to work their way through the forbearance process (see ‘—Higher risk loans and other segments of particular interest’), which more than offset the entries in the Mid Corporate and SME portfolio. The proportion of forbearance as a percentage of the portfolio decreased slightly to 3.3% at 30 June 2015 (2014: 3.5%).

The majority of initial forbearance continued to occur prior to default, which at 30 June 2015 represented 93% (2014: 93%) of exposure. Forbearance provides the opportunity for businesses to turn around and, at 30 June 2015, 49% (2014: 51%) of total forborne exposure was performing in accordance with the revised terms agreed under the forbearance arrangements indicating that the action had been effective. The remaining cases moved to NPL despite the forbearance granted

2014 compared to 2013 (unaudited)

The incidence of forbearance that commenced in the year increased compared to 2013. This was primarily in the Mid Corporate and SME portfolio partially offset by a reduction in Commercial Real Estate. However, the cumulative forbearance stock decreased, especially in the Commercial Real Estate portfolio where older vintages that subsequently suffered financial distress continue to work their way through the forbearance process (see ‘ —Higher risk loans and other segments of particular interest’). The proportion of Mid Corporate and SME forbearance as a percentage of the portfolio remained stable at 3.6% (2013: 3.5%).

Accounts that are in forbearance continue to be closely monitored, to ensure that the forbearance arrangements are sustainable. Not all forbearance will prove effective, and in certain circumstances, market conditions may lead either to a case remaining in NPL even post-forbearance or to the need for a second forbearance action. At 31 December 2014, 51% (2013: 63%) of total forborne exposure was performing in accordance with the revised terms agreed under the forbearance arrangements.

The level of compliance with revised terms agreed under forbearance arrangements is influenced by market conditions. Those cases where forbearance occurs prior to default, which at 31 December 2014 represented 93% (2013: 80%) of exposure, are generally more effective.

Forborne exposures are assessed for observed impairment loss allowances. The greater probability of a loss when compared to the performing book is reflected in the calculation of impairment loss allowances. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s forbearance arrangements, although the forbearance is unlikely to be successful in all cases.

Debt-for-equity swaps (unaudited)

In addition to the forbearance activities shown above, Santander UK has on occasion entered into a small number of transactions where Santander UK agreed to exchange a proportion of the amount owed by the borrower for equity in that borrower. This arises in circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

These debt-for-equity swaps amounted to £10m at 30 June 2015 (2014: £10m; 2013: £46m).

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

Commercial Real Estate

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis and has been prone to regular cyclical downturns.

Credit performance

Commercial Real Estate non-performing exposures and weighted average LTVs at 30 June 2015 and at 31 December 2014 and 2013 may be further analysed between loans originated pre-2009 and thereafter as follows, as they have different profiles:

	30 June 2015 (unaudited)			31 December 2014
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£1,058m	£9,394m	£10,452m	£1,288m	£8,770m	£10,058m
Non-performing exposure ratio	19.4%	0.4%	2.4%	18.3%	0.5%	2.7%
Weighted average LTV	62%	52%	53%	66%	52%	54%

30 June 2015 compared to 31 December 2014 (unaudited)

At 30 June 2015, 83% (2014: 85%) of the non-performing exposures related to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress resulting in their inability to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates in recent years.

In light of the market deterioration, Santander UK’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks. At 30 June 2015, transactions with material letting or development risks represented only 4% (2014: 4%) of the total Commercial Real Estate portfolio. As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 30 June 2015, the pre-2009 sub-portfolio represented 10% (2014: 13%) of the total Commercial Real Estate portfolio.

	2014			2013
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£1,288m	£8,770m	£10,058m	£1,569m	£8,476m	£10,045m
Non-performing exposure ratio	18.3%	0.5%	2.7%	18.8%	0.3%	3.2%
Weighted average LTV	66%	52%	54%	74%	53%	56%

2014 compared to 2013 (unaudited)

At 31 December 2014, 85% (2013: 92%) of the non-performing exposures related to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress resulting in their inability to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates in recent years. At 31 December 2014, the non-performing exposure ratio of the pre-2009 sub-portfolio was 18.3% (2013: 18.8%).

In light of the market deterioration, Santander UK’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks (at 31 December 2014, this element of the portfolio represented only 4% (2013: 4%) of the total Commercial Real Estate portfolio). As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 31 December 2014, the pre-2009 sub-portfolio represented less than 13% (2013: 16%) of the total Commercial Real Estate portfolio.

Sector analysis

The Commercial Real Estate portfolio remained well diversified by sector at 30 June 2015 and at 31 December 2014 and 2013, as set out below.

Sector	30 June 2015 (unaudited) %	31 December 2014%
Office	26	22
Retail	21	23
Industrial	15	16
Residential	14	13
Mixed use	10	12
Student accommodation	4	3
Hotels & Leisure	6	6
Other	4	5

	100	100

Sector	2014%	2013%
Office	22	26
Retail	23	23
Industrial	16	13
Residential	13	10
Mixed use	12	9
Student accommodation	3	6
Hotels & Leisure	6	6
Other	5	7

	100	100

Loan-to-value analysis

In Commercial Real Estate lending, the main form of credit mitigation is collateral. The tables below analyse the LTV ratios of loans within the Commercial Real Estate portfolio at 30 June 2015 and at 31 December 2014 and 2013. The LTV distribution is presented for the non-standardised portfolio (see ‘—Credit Risk—Management’ section), which at £9.1bn represented 87% of the total Commercial Real Estate portfolio at 30 June 2015 and at £8.7bn represented 86% of the total Commercial Real Estate portfolio at 31 December 2014. The residual element of the portfolio consists of smaller value transactions largely in the form of commercial mortgages. These loans have therefore been excluded from the analysis below.

	30 June 2015 (unaudited)		31 December 2014
	Stock %	New business %	Stock %	New business %
Up to 50%	38	41	33	31
50% to 60%	39	36	39	49
60% to 70%	18	22	21	20
70% to 80%	2	1	4	—
80% to 90%	1	—	1	—
90% to 100%	1	—	1	—
>100% i.e. negative equity	1	—	1	—
	100	100	100	100

30 June 2015 compared to 31 December 2014 (unaudited)

At 30 June 2015, the LTV profile of the portfolio remained conservative with 77% (2014: 72%) of the portfolio at or below 60% LTV. This reflects the vintage of the portfolio with 90% (2014: 87%) having been originated in 2009 or subsequent years. The majority of higher LTV deals represent older deals which remain in the portfolio.

Only 1% of new business was written above 70% LTV in the first half of 2015, with 77% written below 60% LTV. The majority of the cases with negative equity form part of the forborne element of the portfolio and are managed by the Restructuring & Recoveries team.

At 30 June 2015, the average LTV, weighted by exposure, was 53% (2014: 54%). The weighted average LTV of new deals written in the first half of 2015 was 51% (2014: 52%).

	2014		2013
	Stock %	New business %	Stock %	New business %
Up to 50%	33	31	33	26
50% to 60%	39	49	36	47
60% to 70%	21	20	18	22
70% to 80%	4	—	6	5
80% to 90%	1	—	3	—
90% to 100%	1	—	—	—
> 100% i.e. negative equity	1	—	4	—
Total	100	100	100	100

2014 compared to 2013 (unaudited)

At 31 December 2014, the LTV profile of the portfolio remained conservative with 72% (2013: 69%) of the portfolio at or below 60% LTV. This reflected the more recent vintage of the portfolio with 87% (2013: 84%) originated in 2009 or subsequent years. The majority of higher LTV deals represent older deals which remain in the portfolio.

No new business was written above 70% LTV in 2014, with 80% written below 60% LTV. The majority of the cases with negative equity form part of the forborne element of the portfolio and are managed by the Restructuring & Recoveries team.

At 31 December 2014 the average LTV, weighted by exposure, was 54% (2013: 56%). The weighted average LTV of new deals written in 2014 was 52% (2013: 54%).

Refinancing risk

As part of the annual review process, for Commercial Real Estate loans that are approaching maturity, consideration is given to the prospects of refinancing the loan at prevailing market terms and applicable credit policy. The review will consider this and other aspects (e.g. covenant compliance) which could result in the case being placed on the Watchlist. Additionally, where an acceptable refinancing proposal has not been received within six months prior to maturity, the case will be placed on the Watchlist.

At 30 June 2015, Commercial Real Estate loans of £1,521m (2014: £1,342m) were due to mature within 12 months. Of these, £105m i.e. 7% (2014: £139m i.e. 10%) have an LTV ratio above that which would be considered acceptable under current credit policy, £54m of which (2014: £139m) has been placed on the Watchlist or recorded as NPL and has an impairment loss allowance of £24m (2014: £40m) associated with it. The residual balance refers to a single loan for which an acceptable exit strategy is being progressed.

At 31 December 2014, there was £1,342m (2013: £852m) of Commercial Real Estate loans due to mature within 12 months. Of these, £139m i.e. 10% (2013: £320m i.e. 27%) have an LTV ratio above that which would be considered acceptable under current credit policy, all of which (2013: £313m) has been placed on the Watchlist or recorded as NPL and has an impairment loss allowance of £40m (2013: £62m) associated with it.

CREDIT RISK – CORPORATE & INSTITUTIONAL BANKING

In Corporate & Institutional Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances. However, in the following committed exposures tables, Sovereigns and Supranationals are presented net of short positions and include Sovereign and Supranational exposures established for liquidity management purposes, managed by Short Term Markets on behalf of Corporate Centre. Large Corporate reverse repurchase agreement exposures are presented net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances recognised on the balance sheet. In addition, the derivative risk exposures in the tables below (which are classified as ‘Financial Institutions’) are lower than the balance sheet position because the overall risk exposure is monitored and therefore consideration is taken of margin posted, CSAs in ISDA Master Agreements, and master netting agreements and other financial instruments which reduce the Santander UK group’s exposures. Derivative asset balances recognised on the balance sheet reflect only the more restrictive netting permitted by IAS 32.

Corporate & Institutional Banking – committed exposures

Rating distribution

The rating distribution tables show the credit risk exposure by Santander UK’s internal rating scale (see ‘—Credit Risk—Credit Risk Review—Santander UK Group Exposure—Credit quality’) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and Supranational £m	Large Corporate £m	Structured Finance £m	Financial Institutions £m	Total £m
30 June 2015 (unaudited)
9	1,746	—	—	232	1,978
8	2,741	1,985		3,373	8,099
7	511	4,641		2,494	7,646
6	—	7,708	43	323	8,074
5	—	3,652	88	39	3,779
4	—	70	—	12	82
1 to 3	—	19	8	29	56

Other	—	—	—	—	—

	4,998	18,075	139	6,502	29,714

2014
9	2,679	20	—	210	2,909
8	4,079	1,631	—	3,229	8,939
7	928	4,444	—	2,928	8,300
6	—	8,333	28	220	8,581
5	—	3,050	96	79	3,225
4	—	56	—	—	56
1 to 3	—	79	76	103	258
Other	—	—	—	—	—

	7,686	17,613	200	6,769	32,268

2013
9	1,296	10	—	72	1,378
8	3,893	1,375	—	3,396	8,664
7	860	5,060	30	2,650	8,600
6	—	6,647	6	143	6,796
5	—	2,326	40	19	2,385
4	—	145	72	—	217
1 to 3	—	23	136	28	187
Other	—	2	24	—	26

	6,049	15,588	308	6,308	28,253

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located, except where a full risk transfer guarantee is in place, in which case the country of domicile of the guarantor is used. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

	Sovereign and Supranational £m	Large Corporate £m	Structured Finance £m	Financial Institutions £m	Total £m
30 June 2015 (unaudited)
UK	4	15,550	51	3,257	18,862
Peripheral eurozone	511	681	17	719	1,928
Rest of Europe	1,636	1,508	51	913	4,108
US	58	49	20	1,082	1,209
Rest of world	2,789	287	—	531	3,607

	4,998	18,075	139	6,502	29,714

31 December 2014
UK	850	14,952	102	3,197	19,101
Peripheral eurozone	928	608	41	967	2,544
Rest of Europe	1,716	1,684	57	916	4,373
US	2	30	—	1,331	1,363
Rest of world	4,190	339	—	358	4,887

	7,686	17,613	200	6,769	32,268

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, committed exposures decreased by £2.6bn or 8% to £29.7bn principally due to decreases in the Sovereign and Supranational, Structured Finance and Financial Institutions portfolios, partially offset by a small increase in the Large Corporate portfolio.

Sovereign and Supranational exposures decreased by 35% in the first half of 2015. This reflected reduced holdings in Japanese, UK and Italian Government Securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile remained primarily short-term (up to one year) reflecting the purpose of the holdings.

Large Corporate exposures increased by £0.5bn in the first half of 2015 continuing to focus on high-rated multinational companies. Growth was focused on the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile remained primarily short to medium-term (up to five years), reflecting the type of finance provided to support the working capital and liquidity needs of our clients. The weighted average credit quality remained broadly consistent in the first half of the year. There was a migration of £0.6bn from rating band 6 to rating band 5 in the period reflecting the impact of macro-economic changes in the UK retail and leisure sector, as well as in the oil and gas industry.

No new positions were taken in the Structured Finance portfolio in the first half of 2015 in accordance with the run-off strategy.

Financial Institutions exposures decreased by 4% in the first half of 2015, mainly driven by a reduction in the fair values of exposures cleared through Central Counterparties (‘CCPs’), as well as the maturity of Banco Santander group guarantees to support the trade finance activities of our customers in other geographies.

	Sovereign and Supranational £m	Large Corporate £m	Structured Finance £m	Financial Institutions £m	Total £m
2014
UK	850	14,952	102	3,197	19,101
Peripheral eurozone	928	608	41	967	2,544
Rest of Europe	1,716	1,684	57	916	4,373
US	2	30	—	1,331	1,363
Rest of world	4,190	339	—	358	4,887

	7,686	17,613	200	6,769	32,268

2013
UK	—	12,908	108	3,038	16,054
Peripheral eurozone	860	385	20	626	1,891
Rest of Europe	1,029	1,663	75	1,185	3,952
US	—	35	105	1,281	1,421
Rest of world	4,160	597	—	178	4,935

	6,049	15,588	308	6,308	28,253

2014 compared to 2013 (unaudited)

During 2014, total committed exposures increased by £4.0bn or 14% to £32.3bn principally within the Sovereign and Supranational, and Large Corporate portfolios.

Sovereign and Supranational exposures increased by 27% in 2014, reflecting the continued development of the business in this area. The increased exposures were mainly in the rating 9 category, most of which were in UK, Switzerland, Denmark and Germany Sovereigns, as part of normal liquid asset portfolio management. The portfolio profile remained primarily short-term (up to 1 year), reflecting the purpose of the holdings as part of normal liquid asset portfolio management and short-term markets trading activity.

Large Corporate exposures increased by 13% in 2014, as a result of the continued development of the franchise focused on high-rated multinational companies. Growth was focused on the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile remained primarily short to medium-term (up to 5 years), reflecting the type of finance provided to support the working capital and liquidity needs of our clients.

No new positions were taken in the Structured Finance portfolio in 2014. The reduction in exposure reflected the exit from transactions on maturity or through debt sales.

Financial Institutions exposures increased by 7% in 2014, mainly driven by Banco Santander group guarantees to support the trade finance activities of our customers in other geographies. This was also reflected in the portfolio credit rating profile improvement in 2014, through the increase in ratings within the 7 to 9 categories.

Corporate & Institutional Banking – credit risk mitigation

Credit risk to counterparties on derivative products is mitigated through netting arrangements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘—Credit Risk Credit Risk Management – Corporate & Institutional Banking’. The top 20 clients with which Santander UK had the biggest derivative exposures were banks and CCPs. These top 20 clients’ derivative exposure accounted for 73% of the total derivative exposure in Corporate & Institutional Banking at 30 June 2015 (2014: 76%; 2013: 90%). The risk exposure weighted-average credit rating was 7.6 at 30 June 2015 (2014: 7.6; 2013: 7.6).

In addition, at 30 June 2015, collateral held against impaired loans within the Structured Finance portfolio amounted to 99% (2014: 64%; 2013: 58%) of the carrying amount of impaired loan balances. The improvement from 31 December 2014 to 30 June 2015 reflected the disposal during the period of a single loan against which no collateral had been held.

Corporate & Institutional Banking – credit performance

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘—Credit Risk—Credit Risk Management—Approach to Credit Risk—Risk Monitoring’). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 30 June 2015 and at 31 December 2014 and 2013:

	Sovereign and Supranational £m	Large Corporate £m	Structured Finance £m	Financial Institutions £m	Total £m
30 June 2015 (unaudited)
Total Committed Exposure of which:(1)	4,998	18,075	139	6,502	29,714
– Performing – (Non-Watchlist)	4,998	16,647	80	6,455	28,180
– Watchlist: Enhanced Monitoring	—	1,354	51	1	1,406
– Watchlist: Proactive Management	—	74	4	46	124
– Non-performing exposure(2)	—	—	4	—	4

Total impaired exposure of which:	—	—	4	—	4
– Performing	—	—	—	—	—
– Non-performing(2)	—	—	4	—	4

Total Observed impairment loss allowances of which:	—	—	3	—	3
– Performing	—	—	—	—	—
– Non-performing	—	—	3	—	3

IBNO(3)					24
Total impairment loss allowance					27

2014
Total Committed Exposure of which:(1)	7,686	17,613	200	6,769	32,268
– Performing – (Non-Watchlist)	7,686	16,452	47	6,703	30,888
– Watchlist: Enhanced Monitoring	—	1,095	77	5	1,177
– Watchlist: Proactive Management	—	66	23	61	150
– Non-performing exposure(2)	—	—	53	—	53

Total impaired exposure of which:	—	—	137	—	137
– Performing	—	—	84	—	84
– Non-performing(2)	—	—	53	—	53

Total Observed impairment loss allowances of which:	—	—	49	—	49
– Performing	—	—	21	—	21
– Non-performing	—	—	28	—	28

IBNO(3)					24
Total impairment loss allowance					73

2013
Total Committed Exposure of which:(1)	6,049	15,588	308	6,308	28,253
– Performing – (Non-Watchlist)	6,049	15,292	105	6,246	27,692
– Watchlist: Enhanced Monitoring	—	274	52	26	352
– Watchlist: Proactive Management	—	22	132	36	190
– Non-performing exposure(2)	—	—	19	—	19

Total impaired exposure of which:	—	—	203	—	203
– Performing	—	—	184	—	184
– Non-performing	—	—	19	—	19

Total Observed impairment loss allowances of which:	—	—	72	—	72
– Performing	—	—	64	—	64
– Non-performing(2)	—	—	8	—	8

IBNO(3)					5
Total impairment loss allowance					77

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in ‘—Credit Risk—Credit Risk Management—Approach to Credit Risk—Risk Monitoring’.
(2)	Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table on page 214 which only include drawn balances.
(3)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

Non-performing loans and advances(1)(2)

An analysis of Corporate & Institutional Banking NPLs is presented below.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Loans and advances to customers of which:(2)	5,712	5,224
NPLs(3)	4	53

Impairment loan loss allowances	27	73

	%	%
NPLs ratio(4)	0.07	1.01
Coverage ratio(5)	675	138

	2014 £m	2013 £m
Loans and advances to customers of which:(2)	5,224	5,142
Customers in early arrears	53	17
NPLs(3)	53	17

Impairment loan loss allowances	73	77

	%	%
Early arrears ratio(4)	1.01	0.33
NPLs ratio(5)	1.01	0.33
Coverage ratio(6)	138	453

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit Risk—Credit risk management’.
(2)	Include finance leases.
(3)	All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(5)	NPLs as a percentage of loans and advances to customers.
(6)	impairment loan loss allowances as a % of NPLs. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

An analysis of the NPL movements in the first half of 2015 and in 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the period. ‘Exits (including repayments)’ represent that element of loans to customers that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

30 June 2015 compared to 31 December 2014 (unaudited)

Watchlist exposures subject to proactive management decreased by 17% to £124m at 30 June 2015 (2014: £150m), mainly driven by the Structured Finance run-off strategy. Watchlist exposures subject to enhanced monitoring increased in the Large Corporate portfolio in the first half of the year, principally relating to holdings in the UK retail and leisure sector, as well as the oil and gas industry. In the Sovereign and Supranational portfolio, there were no exposures subject to proactive management or enhanced monitoring.

Loans and advances to customers in NPL decreased to £4m (2014: £53m) and the NPL ratio decreased to 0.07% at 30 June 2015 (2014: 1.01%) due to the combined repayment and write-off of a single loan of £49m and asset growth in the first half of the year.

In the first half of 2015, no interest income was recognised on impaired loans (2014: £nil)

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management decreased to £150m at 31 December 2014 (2013: £190m). The reduction in the Structured Finance portfolio more than offset increases in the Large Corporates and Financial Institutions portfolios. The reduction in Structured Finance was a consequence of the run-off strategy for this non-core legacy portfolio, through the exit from transactions on maturity or debt sales.

Watchlist exposures subject to enhanced monitoring increased in the Large Corporate portfolio due to increased monitoring in the oil and the UK supermarket sectors. There was a reduction in Financial Institutions. In the Sovereign and Supranational portfolio, there were no exposures subject to proactive management or enhanced monitoring.

Loans and advances to customers in arrears increased to £53m at 31 December 2014 (2013: £17m) due to a single Structured Finance case, which also increased the arrears ratio to 1.01% (2013: 0.33%). The NPL ratio also increased to 1.01% at 31 December 2014 (2013: 0.33%) for similar reasons.

In 2014, interest income recognised on impaired loans amounted to £nil (2013: £1m, 2012: £nil).

Corporate & Institutional Banking – forbearance

The approach to forbearance in Corporate & Institutional Banking is the same as for Commercial Banking, although the volume of forbearance is significantly lower reflecting the higher credit quality of the majority of the portfolio. At 30 June 2015, there was a single forborne case of £3m within the Structured Finance portfolio which remains classified as NPL (2014: £53m; 2013: £nil).

At 30 June 2015, there were no financial assets that may otherwise be past due or impaired whose terms have been forborne (2014: £nil; 2013: £nil).

CREDIT RISK – CORPORATE CENTRE

Credit risk arises on assets in the balance sheet and in off-balance sheet transactions. Consequently, the committed exposure (which takes into account credit mitigation procedures) is shown in the tables below. It also excludes Sovereign exposures managed by Short Term Markets within Corporate & Institutional Banking.

Corporate Centre – committed exposures

Rating distribution

The rating distribution tables below show the credit risk exposure by Santander UK’s internal rating scale (see ‘—Credit Risk—Credit Risk Review—Santander UK Group Exposure—Credit quality’) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off(2) £m	Social Housing £m	Total £m
30 June 2015 (unaudited)
9	26,221	1,675	—	1	3,073	30,970
8	—	1,396	954	2	3,690	6,042
7	—	412	259	530	1,323	2,524
6	—	—	11	324	223	558
5	—	37	—	82	—	119
4	—	2	—	116	—	118
1 to 3	—	6	—	117	—	123
Other(1)	—	—	—	712	—	712

	26,221	3,528	1,224	1,884	8,309	41,166

(1)	Represents smaller exposures predominantly within the commercial mortgage portfolio which are subject to scorecards rather than a rating model.
(2)	Legacy portfolio in run-off consists of commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off(2) £m	Social Housing £m	Total £m
2014
9	29,029	1,558	—	—	2,784	33,371
8	—	1,013	741	3	4,215	5,972
7	—	753	561	615	1,485	3,414
6	—	—	—	385	223	608
5	—	7	—	136	—	143
4	—	—	—	165	—	165
1 to 3	—	—	—	89	—	89
Other(1)	—	—	—	774	—	774

	29,029	3,331	1,302	2,167	8,707	44,536

2013
9	29,688	694	—	2	2,654	33,038
8	—	707	1,061	2	4,382	6,152
7	—	1,091	453	790	1,713	4,047
6	—	54	—	464	238	756
5	—	90	—	170	—	260
4	—	72	—	291	—	363
1 to 3	—	131	—	137	—	268
Other(1)	—	27	—	1,007	—	1,034

	29,688	2,866	1,514	2,863	8,987	45,918

(1)	Represents smaller exposures predominantly within the commercial mortgage portfolio which are subject to scorecards rather than a rating model.
(2)	Legacy portfolio in run-off consists of commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
30 June 2015 (unaudited)
UK	20,485	1,128	270	1,531	8,309	31,723
Peripheral eurozone	—	67	—	8	—	75
Rest of Europe	684	1,568	520	28	—	2,800
US	3,997	109	434	23	—	4,563
Rest of world	1,055	656	—	294	—	2,005

	26,221	3,528	1,224	1,884	8,309	41,166

31 December 2014
UK	22,621	966	285	1,706	8,707	34,285
Peripheral eurozone	—	73	—	20	—	93
Rest of Europe	553	1,544	581	36	—	2,714
US	4,823	85	436	25	—	5,369
Rest of world	1,032	663	—	380	—	2,075

	29,029	3,331	1,302	2,167	8,707	44,536

30 June 2015 compared to 31 December 2014 (unaudited)

During the first half of 2015, committed exposures decreased by £3.4bn or 8% to £41.2bn principally in the Sovereign and Supranational portfolio, as well as the Legacy Portfolios in run-off and Social Housing.

Sovereign and Supranationals exposures principally reflect cash at central banks and holdings of highly-rated liquid assets as part of normal liquid asset portfolio management. The overall decrease in exposures in the first half of 2015 was driven by the reduction of UK government securities and deposits in the US. The slight increase in Rest of Europe exposures principally related to issues guaranteed by the German and Austrian governments.

Structured Products exposures represent holdings of good credit quality rated covered bonds, floating rate notes and residential mortgage-backed securities as part of normal liquid asset portfolio management. The increase in exposures in the first half of 2015 reflected the purchase of securitisations in the UK and US, and covered bond issuances mainly by Western European banks primarily with maturities of less than five years.

Derivative exposures decreased slightly in the period due to the continued managed reduction of the portfolio.

Legacy Portfolios in run-off decreased slightly in the first half of 2015 due to the ongoing exit strategy.

Social Housing exposures reduced in the first half of 2015 as a result of the ongoing refinancing of longer-dated loans onto shorter maturities (and on current market terms) that are subsequently managed in Commercial Banking.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
2014
UK	22,621	966	285	1,706	8,707	34,285
Peripheral eurozone	—	73	—	20	—	93
Rest of Europe	553	1,544	581	36	—	2,714
US	4,823	85	436	25	—	5,369
Rest of world	1,032	663	—	380	—	2,075

	29,029	3,331	1,302	2,167	8,707	44,536

2013
UK	24,036	880	453	2,241	8,987	36,597
Peripheral eurozone	—	329	—	59	—	388
Rest of Europe	53	1,207	600	63	—	1,923
US	5,230	422	461	80	—	6,193
Rest of world	369	28	—	420	—	817

	29,688	2,866	1,514	2,863	8,987	45,918

2014 compared to 2013 (unaudited)

During 2014, total committed exposures decreased by £1.4bn or 3% to £44.5bn principally within the Sovereign and Supranational portfolio and Legacy Portfolios in run-off, partially offset by an increase in Structured Products.

As described above, Sovereign and Supranationals exposures principally reflect cash at central banks and holdings of highly-rated liquid assets as part of normal liquid asset portfolio management, and remained concentrated in the UK and US in 2014. Exposures to the UK and the US decreased as increased exposures to the Rest of Europe were taken in 2014, mainly related to bonds guaranteed by the German Government. The increase in exposures to the Rest of World reflected additional exposures to highly-rated Supranationals.

As described above, Structured Products exposures represent holdings of good credit quality rated covered bonds, floating rate notes and residential mortgage- backed securities as part of normal liquid asset portfolio management. The increase in exposures in 2014 reflected the purchase of highly-rated covered bonds, mainly issued by Australian and Canadian banks primarily with maturities of less than five years.

Derivative exposures decreased in the year due to the continued managed reduction of the portfolio.

Legacy Portfolios in run-off decreased across all geographies and rating bands in 2014 as we continued to successfully implement our on-going exit strategy.

Social Housing exposures reduced in 2014 as a result of on-going refinancing of longer-dated loans onto shorter maturities and on current market terms.

Corporate Centre – credit risk mitigation

Most Structured Products are unsecured but benefit from senior positions in the creditor cascade. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘—Credit Risk—Credit Risk Management – Corporate & Institutional Banking’.

In the Legacy Portfolios in run-off, at 30 June 2015, cash collateral of £553m (2014: £670m) was held, and collateral held against impaired loans amounted to 100% (2014: 100%) of the carrying amount of impaired loan balances. At 30 June 2015, of the aviation portfolio of £156m (2014: £225m), £136m (2014: £194m) was asset-backed and £20m (2014: £31m) was receivables-backed. Of the asset-backed loans, 80% (2014: 96%) had a collateral value in excess of the loan value. Of the shipping portfolio of £275m (2014: £289m), £184m (2014: £196m) was asset-backed and £91m (2014: £93m) cash or bank guaranteed. Of the asset-backed loans, 46% (2014: 47%) had a collateral value in excess of the loan value.

In the Legacy Portfolios in run-off, at 31 December 2014, collateral held against impaired loans amounted to 51% (2013: 62%) of the carrying amount of impaired loan balances, of which cash collateral of £670m (2013: £752m) was held. At 31 December 2014, of the aviation portfolio of £225m (2013: £406m), £194m (2013: £335m) was asset-backed and £31m (2013: £71m) was receivables-backed. Of the asset-backed loans, 96% (2013: 92%) had a collateral value in excess of the loan value.

At 31 December 2014, of the shipping portfolio of £289m (2013: £417m), £196m (2013: £324m) was asset-backed and £93m (2013: £93m) was backed by cash or bank guaranteed. Of the asset-backed loans, 47% (2013: 55%) had a collateral value in excess of the loan value. Collateral is rarely taken into possession, (2014: £nil, 2013: £23m) and Santander UK seeks to ensure the disposal of any collateral, either consensually or via an insolvency process, as early as practical in order to minimise its loss.

Corporate Centre – credit performance

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘—Credit Risk—Credit Risk Management—Approach to Credit Risk—’). The tables below set out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 30 June 2015 and at 31 December 2014 and 2013:

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
30 June 2015 (unaudited)
Total Committed Exposure of which:(1)	26,221	3,528	1,224	1,884	8,309	41,166
– Performing (Non-Watchlist)	26,221	3,528	1,224	1,631	8,241	40,845
– Watchlist: Enhanced Monitoring	—	—	—	80	68	148
– Watchlist: Proactive Management	—	—	—	11	—	11
– Non-performing exposure(2)	—	—	—	162	—	62

Total impaired exposure of which:	—	—	—	162	—	162
– Performing	—	—	—	—	—	—
– Non-performing(2)	—	—	—	162	—	162

Total Observed impairment loss allowances of which:	—	—	—	80	—	80
– Performing	—	—	—	—	—	—
– Non-performing(2)	—	—	—	80	—	80

IBNO(3)						55
Total impairment loss allowance						135
2014
Total Committed Exposure of which:(1)	29,029	3,331	1,302	2,167	8,707	44,536
– Performing (Non-Watchlist)	29,029	3,331	1,302	1,917	8,707	44,286
– Watchlist: Enhanced Monitoring	—	—	—	94	—	94
– Watchlist: Proactive Management	—	—	—	14	—	14
– Non-performing exposure(2)	—	—	—	142	—	142

Total impaired exposure of which:	—	—	—	238	—	238
– Performing	—	—	—	96	—	96
– Non-performing(2)	—	—	—	142	—	142

Total Observed impairment loss allowances of which:	—	—	—	109	—	109
– Performing	—	—	—	31	—	31
– Non-performing(2)	—	—	—	78	—	78

IBNO(3)						71
Total impairment loss allowance						180

2013
Total Committed Exposure of which:(1)	29,688	2,866	1,514	2,863	8,987	45,918
– Performing (Non-Watchlist)	29,688	2,829	1,514	2,389	8,869	45,289
– Watchlist: Enhanced Monitoring	—	37	—	173	118	328
– Watchlist: Proactive Management	—	—	—	72	—	72
– Non-performing exposure(2)	—	—	—	229	—	229

Total impaired exposure of which:	—	—	—	434	—	434
– Performing	—	—	—	205	—	205
– Non-performing(2)	—	—	—	229	—	229

Total Observed impairment loss allowances of which:	—	—	—	161	—	161
– Performing	—	—	—	54	—	54
– Non-performing(2)	—	—	—	107	—	107

IBNO(3)						116
Total impairment loss allowance						278

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in ‘—Credit Risk—Credit Risk Management—Approach to Credit Risk—’.
(2)	Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table on page 214 which only include drawn balances.
(3)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements.

Non-core customer assets inconsistent with Santander UK’s business strategy at 31 December 2014 comprised Social Housing of £6.7bn (2013: £7.1bn), and Legacy Portfolios in run-off consisting of Commercial Mortgages of £0.9bn (2013: £1.2bn), Aviation of £0.2bn (2013: £0.4bn), Shipping of £0.2bn (2013: £0.4bn), and Others of £0.2bn (2013: £0.3bn).

Non-performing loans and advances(1)(2)

An analysis of Corporate Centre NPLs is presented below.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Loans and advances to customers of which:(2)	7,859	8,276
NPLs(3)	152	134

Impairment loan loss allowances	135	180

	%	%
NPLs ratio(4)	1.93	1.62
Coverage ratio(5)	89	134

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in ‘—Credit Risk—Credit Risk Management’.
(2)	Include Social Housing loans and finance leases.
(3)	All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	NPLs as a percentage of loans and advances to customers.
(5)	Total impairment loan loss allowances, as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeded 100% in 2014.

	2014 £m	2013 £m
Loans and advances to customers of which:(2)	8,276	9,360
Customers in early arrears	145	239
NPLs(3)	134	221

Impairment loan loss allowances	180	278

	%	%
Early arrears ratio(4)	1.75	2.55
NPLs ratio(5)	1.62	2.36
Coverage ratio(6)	134	125

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit Risk—Credit risk management’ section.
(2)	Include Social Housing loans and finance leases.
(3)	All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(4)	Loans and advances to customers in arrears as a percentage of loans and advances to customers.
(5)	NPLs as a percentage of loans and advances to customers.
(6)	Total impairment loan loss allowances, as a % of NPL stock. Total loan loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as accounts classified as NPL and hence the ratio exceeds 100%.

An analysis of the NPL movements during the first half of 2015 and during 2014 is presented below. ‘Entries’ represent loans which have become classified as NPLs during the period. ‘Exits (including repayments)’ represent that element of loans that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

30 June 2015 compared to 31 December 2014 (unaudited)

Watchlist exposures subject to proactive management remained stable at £11m at 30 June 2015 (2014: £14m). Watchlist exposures subject to enhancing monitoring increased to £148m (2014: £94m) due to the addition of a single Social Housing case.

Loans and advances to customers in NPL increased to £152m at 30 June 2015 (2014: £134m), with an increase in the NPL ratio to 1.93% (2014: 1.62%). This primarily reflected a single aviation loan of £21m transferring into NPL status during the period due to concerns over the declining collateral value, as well as other smaller loans. In the first half of 2015, the coverage ratio decreased to 89% (2014: 134%) reflecting exits from exposures with high provision levels.

In the first half of 2015, interest income recognised on impaired loans amounted to £1m (six months ended 30 June 2014: £4m).

2014 compared to 2013 (unaudited)

Watchlist exposures subject to proactive management reduced to £14m at 31 December 2014 (2013: £72m). Watchlist exposures subject to enhancing monitoring also reduced to £94m (2013: £328m). The only Watchlist exposures arose in the Legacy Portfolios in run-off and, in 2013 in Social Housing.

Legacy Portfolios in run-off exposures subject to Watchlist decreased as a consequence of the strategy to exit these exposures. Similarly, the level of provision decreased during the year reflecting disposal of assets. Social Housing exposures subject to enhanced monitoring decreased following the resolution of governance issues as anticipated.

Loans and advances to customers in arrears decreased to £145m at 31 December 2014 (2013: £239m) as we continued to execute the strategy of exiting problem exposures through sale of the debt or through the realisation of the collateral. The arrears ratio decreased to 1.75% (2013: 2.55%) as a result of the decrease in arrears described above which was achieved at a slightly faster rate than the run-off of the loans and advances. The NPL ratio decreased to 1.62% at 31 December 2014 (2013: 2.36%), reflecting the continuing strategy to exit exposures where possible. In 2014, coverage increased to 134% (2013: 125%) reflecting the successful disposal programme without incurring significant further losses.

In 2014, interest income recognised on impaired loans amounted to £4m (2013: £9m, 2012: £13m).

Corporate Centre – forbearance

Forbearance commenced during the period(1)

Forbearance arrangements have only been entered into with respect to the Legacy Portfolios in run-off.

The exposures that entered forbearance during the six months ended 30 June 2015 and the year ended 31 December 2014 were:

	30 June 2015 (unaudited)	31 December 2014
	£m	£m
Term extension	—	41
Interest-only	9	13
Payment rescheduling	3	22

	12	76

(1)	The figures by period reflect the amount of forbearance activity undertaken during the period irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

The exposures that entered forbearance during the years ended 31 December 2014 and 2013 were:

	2014	2013
	£m	£m
Term extensions	41	2
Interest-only	13	36
Payment rescheduling	22	11

	76	49

(1)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

a) Performance status when entering forbearance

The forborne exposures at 30 June 2015 when they originally entered forbearance, analysed by their payment status, was:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
30 June 2015(1) (unaudited)
Forbearance of NPL	—	12	9	21	5
Forbearance of Non-NPL	60	55	189	304	39

	60	67	198	325	44

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.

The forborne exposures at 31 December 2014 and 2013 when they originally entered forbearance, analysed by their payment status, was:

	Payment rescheduling £m	Term extensions £m	Interest-only £m	Total £m	Impairment allowance £m
2014(1)
Forbearance of NPL	8	—	10	18	8
Forbearance of Non-NPL	188	61	64	313	42

	196	61	74	331	50

2013(1)
Forbearance of NPL	6	16	36	58	18
Forbearance of Non-NPL	188	32	102	322	32

	194	48	138	380	50

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.

b) Performance status at the period-end

The current status of forborne exposures analysed by their payment status at 30 June 2015 was:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m		Impairment allowance £m
30 June 2015(1) (unaudited)
Non-performing	57	22	7	86		42
Performing	3	45	191	239		2

	60	67	198	325	(2)	44

Proportion of Legacy Portfolios in run-off	3.2%	3.6%	10.5%	17.3%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.
(2)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

The current status of forborne exposures analysed by their payment status, at 31 December 2014 and 2013 was:

	Payment rescheduling £m	Term extensions £m	Interest-only £m	Total £m		Impairment allowance £m
2014(1)
Non-performing	8	49	29	86		47
Performing	188	12	45	245	(2)	3

	196	61	74	331		50

Proportion of Legacy Portfolios in run-off	9.0%	2.8%	3.4%	15.3%

2013(1)
Non-performing	7	15	52	74		37
Performing	187	33	86	306	(2)	13

	194	48	138	380		50

Proportion of Legacy Portfolios in run-off	6.8%	1.7%	4.8%	13.3%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	This represents the carrying amount of financial assets that may otherwise be past due or impaired whose terms have been forborne.

30 June 2015 compared to 31 December 2014 (unaudited)

In the first half of 2015, the level of new forbearance undertaken decreased significantly in the Legacy Portfolios in run-off due to the declining size of the portfolio coupled with a reducing incidence of financial difficulty. The cumulative stock of forborne exposure reduced slightly during the period reflecting the strategy to exit these exposures where the opportunity arises.

2014 compared to 2013 (unaudited)

In 2014, the level of new forbearance undertaken during the year increased in the Legacy Portfolios in run-off. However the cumulative stock of forborne exposure reduced during the year as the strategy to exit these exposures continued to be executed where the opportunity arose. An element of the residual forborne exposure is expected to take longer to exit given their profile and the more limited market appetite for the purchase or refinancing of certain assets.

Market risk

Market risk comprises trading market risk and banking market risk. Trading market risk is the risk of losses in balance sheet and off-balance sheet positions arising from movements in market prices. Banking market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities. Banking market risk is classified as a balance sheet management risk and is discussed in the balance sheet management risk section. Santander UK’s exposure to market risk arises in the following business segments:

Trading market risk	Exposures arise in Corporate & Institutional Banking in the short-term markets business and from trading activity and the creation and risk management of structured products for the personal financial services market. The principal exposures are interest rate, equity, property, credit (spread), and foreign exchange risks. There are no exposures in Retail Banking, Commercial Banking, or Corporate Centre.

Banking market risk	Exposures arise in Retail Banking and Commercial Banking as a by-product of providing banking products and services to personal, business, corporate and commercial customers. The principal exposures are interest rate (yield and basis), inflation and spread risks. Banking market risks arising from Retail Banking and Commercial Banking are substantially transferred to, and managed by, Corporate Centre. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange and income statement volatility risks). There are no exposures in Corporate & Institutional Banking.

Balance sheet allocation by market risk classification

Santander UK’s assets and liabilities subject to market risk may be analysed between trading and banking market risk classification as follows:

	30 June 2015 (unaudited)			31 December 2014
	Market risk classification			Market risk classification
	Trading risk £m	Banking risk £m	Total balance sheet £m	Trading risk £m	Banking risk £m	Total balance sheet £m	Key risk factors
Assets subject to market risk
Cash and balances at central banks	—	15,218	15,218	—	21,104	21,104	Interest rate, foreign exchange
Trading assets	25,625	—	25,625	21,700	—	21,700	Equity, foreign exchange, interest rate
Derivative financial instruments	17,791	2,798	20,589	18,760	4,261	23,021	Equity, foreign exchange, interest rate
Financial assets designated at fair value	425	2,304	2,729	433	2,448	2,881	Interest rate, credit spread
Loans and advances to banks	—	2,504	2,504	—	2,057	2,057	Foreign exchange, interest rate
Loans and advances to customers	—	194,937	194,937	—	188,691	188,691	Interest rate
Loans and receivables securities	—	66	66	—	118	118	Foreign exchange, interest rate
Available-for-sale securities	—	9,096	9,096	—	8,944	8,944	Foreign exchange, interest rate, inflation, credit spread
Macro hedge of interest rate risk	—	743	743	—	963	963	Interest rate
Retirement benefit assets	—	349	349	—	315	315	Equity, foreign exchange, interest rate, inflation, credit spread

	43,841	228,015	271,856	40,893	228,901	269,794

Liabilities subject to market risk
Deposits by banks	—	7,252	7,252	—	8,214	8,214	Foreign exchange, interest rate
Deposits by customers	—	158,150	158,150	—	153,606	153,606	Interest rate
Trading liabilities	15,491	—	15,491	15,333	—	15,333	Equity, foreign exchange, interest rate
Derivative financial instruments	17,491	4,524	22,015	19,241	3,491	22,732	Equity, foreign exchange, interest rate
Financial liabilities designated at fair value		2,502	2,502	—	2,848	2,848	Interest rate, credit spread
Debt securities in issue	—	49,384	49,384	—	51,790	51,790	Foreign exchange, interest rate
Subordinated liabilities	—	3,601	3,601	—	4,002	4,002	Foreign exchange, interest rate
Macro hedge of interest rate risk	—	39	39	—	139	139	Interest rate
Retirement benefit obligations	—	210	210	—	199	199	Equity, foreign exchange, interest rate, inflation, credit spread

	32,982	225,662	258,644	34,574	224,289	258,863

	2014			2013
	Market risk classification			Market risk classification
	Trading risk £m	Banking risk £m	Total balance sheet £m	Trading risk £m	Banking risk £m	Total balance sheet £m	Key risk factors
Assets subject to market risk
Cash and balances at central banks	—	21,104	21,104	—	25,160	25,160	Interest rate, foreign exchange
Trading assets	21,700	—	21,700	22,294	—	22,294	Equity, foreign exchange, interest rate
Derivative financial instruments	18,760	4,261	23,021	15,733	4,316	20,049	Equity, foreign exchange, interest rate
Financial assets designated at fair value	433	2,448	2,881	372	2,375	2,747	Interest rate, credit spread
Loans and advances to banks	—	2,057	2,057	—	2,347	2,347	Foreign exchange, interest rate
Loans and advances to customers	—	188,691	188,691	—	184,587	184,587	Interest rate
Available-for-sale securities	—	8,944	8,944	—	5,005	5,005	Foreign exchange, interest rate, inflation, credit spread
Loans and receivables securities	—	118	118	—	1,101	1,101	Foreign exchange, interest rate
Macro hedge of interest rate risk	—	963	963	—	769	769	Interest rate
Retirement benefit assets	—	315	315	—	118	118	Equity, foreign exchange, interest rate, inflation, credit spread

	40,893	228,901	269,794	38,399	225,778	264,177

Liabilities subject to market risk
Deposits by banks	—	8,214	8,214	—	8,696	8,696	Foreign exchange, interest rate
Deposits by customers	—	153,606	153,606	—	147,167	147,167	Interest rate
Derivative financial instruments	19,241	3,491	22,732	16,294	2,569	18,863	Equity, foreign exchange, interest rate
Trading liabilities	15,333	—	15,333	21,278	—	21,278	Equity, foreign exchange, interest rate
Financial liabilities designated at fair value	—	2,848	2,848	—	3,407	3,407	Interest rate, credit spread
Debt securities in issue	—	51,790	51,790	—	50,870	50,870	Foreign exchange, interest rate
Subordinated liabilities	—	4,002	4,002	—	4,306	4,306	Foreign exchange, interest rate
Macro hedge of interest rate risk	—	139	139	—	—	—
Retirement benefit obligations	—	199	199	—	672	672	Equity, foreign exchange, interest rate, inflation, credit spread

	34,574	224,289	258,863	37,572	217,687	255,259

For assets and liabilities classified, either wholly or partially, as trading risk in the previous table, the basis for that risk classification is as follows:

Trading assets and liabilities

Assets and liabilities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These assets and liabilities are treated as trading risk.

Financial assets designated at fair value

Financial assets designated at fair value representing a portfolio of roll-up mortgages, as described in Note 16 to the Consolidated Financial Statements, are treated as trading risk; the remainder are treated as banking risk.

Derivative financial instruments

Derivatives are held for trading or for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedging relationship. Most derivative exposures arise from sales and trading activities and are treated as trading risk. Derivatives not risk managed on a trading intent basis are treated as banking risk. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. Details of derivatives in fair value and cash flow hedge accounting relationships, and the use of non-qualifying hedges are given in Note 15 to the Consolidated Financial Statements.

Approach to market risk

•	Market risk operates within the Santander UK Risk Appetite Framework. Specific Risk Appetite limits, controls and management are in place for trading and banking market risk.

•	Santander UK actively manages and controls market risk within clearly defined parameters by limiting the impact of adverse market movements whilst seeking to enhance earnings. The organisational structure ensures a segregation of responsibilities between the functions responsible for market risk origination, risk management and control, and risk oversight.

•	A comprehensive set of Santander UK-wide policies, procedures and processes has been developed and implemented to identify, assess, manage and report market risk.

•	Market risk limits are approved under Board-delegated authority, and within the market risk appetite. Risk exposures are measured and monitored against limits and triggers for action and/or escalation.

Trading market risk

Trading market risk arises in connection with the provision of financial services for customers and the buying, selling and positioning mainly in fixed income, equities, foreign exchange and property markets. This trading activity may lead to a potential decline in net income due to variations in market factors including interest rates, inflation rates, equity indices, exchange rates, credit spreads, bond prices and property indices. Trading market risk is principally linked to potential variability in the ‘Net trading and funding of other items by the trading book’ element of the ‘Net trading and other income’ line in the Consolidated Income Statement.

Risk management and control

•	The Santander UK Market Risk Framework cascades down from the Santander UK Risk Framework and defines the high level arrangements and minimum standards for the management, control and oversight specific to trading market risk.

•	The Santander UK Risk Appetite is cascaded down and embedded into the controls, risk limits and key risk metrics of the trading Market Risk Division.

•	Key metrics, which include the utilisation of a stress economic loss limit and risk factor stress scenarios, are reported to the Board on a monthly basis. Key risk metrics are also regularly reported to the Executive Risk Committee.

Risk measures

Santander UK uses a comprehensive and complementary set of methodologies and techniques to measure trading market risk. One of the primary tools to measure and control market risk is a statistical risk measure, value at risk (‘VaR’).

VaR

•	VaR is a statistical estimate of the potential losses that would be recognised in the income statement arising from unfavourable market moves. VaR is measured at a given confidence level over a specified time horizon and is calculated using a historical simulation method with two years of daily price history, equally weighted. VaR incorporates the majority of material market risk factors and provides a framework for assessing the risk using a consistent approach across these risk factors and portfolios.

•	Santander UK uses the historical simulation approach in its VaR models, which all use the same corporate calculation models. The main types of VaR are Internal VaR, Regulatory VaR (‘RVaR’) and Stressed VaR (‘SVaR’), which are described in more detail below.

•	The Internal VaR approach above is used to calculate the total trading book VaR. It covers all trading book risk classes – interest rate, equity, property, credit (spread), and foreign exchange. In accordance with the standard used throughout the Banco Santander group, the Internal VaR uses a one day time horizon and a 99% confidence level. This means that conditional on today’s position, Santander UK would expect to incur losses exceeding the predicted VaR estimate one in every 100 trading days, or about two to three times a year. Internal VaR is measured and monitored against Board-approved limits daily, and aggregated at different levels, including by business, asset class and individual desk levels, for reporting purposes. Limit breaches are reported and escalated in accordance with the Risk Framework.

•	RVaR and SVaR are the models used for the calculation of the capital requirement for trading market risk. Only risk factors with PRA approval are included in these calculations. For those risk factors that are out of scope, the standardised approach for calculating the capital requirement is used. See the ‘Capital requirement measures’ section for further details on trading book capital requirement. Out of scope VaR risk factors are credit, foreign exchange and property.

•	RVaR uses a ten day time horizon and a 99% confidence level. It uses the same two years of daily price history, equally weighted, as Internal VaR. To calculate the ten day time horizon, a ‘square root of time’ approach is used.

•	SVaR also uses a ten day time horizon, 99% confidence level and square root of time approach. However, only one year of daily price history, equally weighted, is required and it must be from a period of stressed market conditions.

•	Internal VaR, RVaR and SVaR are subject to governance, controls, regular reviews and internal assessments. RVaR and SVaR are also subject to assessments by the PRA.

Limitations of VaR

•	General limitations of VaR arise from the use of historical changes and the assumption that these historical changes are an indicator of the future market moves. In addition, VaR does not capture intra-day risk taking as it is based on positions as at close of business.

•	The use of a 99% confidence level does not capture the potential loss beyond that level. This risk is addressed by stress testing and the expected shortfall metric (see ‘Additional risk measures’ below).

•	The use of a one day time horizon does not fully capture the income statement implications of exposures that cannot be liquidated or hedged in one day. These exposures are monitored using illiquid risk metrics (see ‘Additional risk measures’ below) and stress testing.

•	Although VaR models aim to capture the main relationships between risk factors and the valuation impact across a wide range of market movements, some potential inaccuracy can arise particularly for complex products and from large market movements.

•	The Santander UK VaR model has the following limitations:

•	Santander UK uses the previous two years data, which can lead to inflated VaR levels driven by historical events that are no longer representative of current market conditions. This can mask actual levels of short-term risk;

•	Proxy data is used for new products where there is insufficient market data history. Proxies allow new risk factors to be incorporated into VaR measures for completeness, but can reduce accuracy. The usage and impact of proxy data is monitored and controlled;

•	VaR uses close of business positions. Intra-day trading and intra-day price changes are not captured by the model; and

•	The use of a square root of time approach to create RVaR and SVaR means actual ten day price movements are not captured in the calculation. However, Santander UK performs monthly analysis on this particular methodology which is reviewed by the PRA quarterly.

Back-testing

•	Daily back-testing of Internal VaR and RVaR is performed against market risk-related revenue (as defined by the PRA). Back-testing compares the daily VaR estimates of the last 250 days to the actual profit and loss of the following day. The inclusion of intra-day profit and loss within the back-testing goes some way towards mitigating the absence of intra-day trading limits and non-capture within VaR. A one day time horizon variant of RVaR is used for back-testing purposes. It is not possible to meaningfully back-test the SVaR model as it is not sensitive to current market conditions and requires more proxy data than the RVaR and Internal VaR models.

•	Backtesting is performed against both ‘clean’ profit and loss (trading profit and loss less fees, commissions, brokerage, reserves not related to market risk, and day one profits/losses) and also ‘hypothetical’ profit and loss (which is the clean profit and loss excluding intra-day and the effects of time decay).

•	The Capital Requirements Regulation (‘CRR’) sets out the criteria for acceptable levels of back-testing exceptions, which is further clarified by the PRA rules. If there are five or more back-testing exceptions in a 250 day continuous period, points will be added to the capital requirement multiplier. A model with fewer than five will not have any added points. No points have been added to Santander UK’s capital multiplier.

•	There was no trend evident in the back-testing model exceptions identified in 2014. Any exception that occurred was isolated.

Stress testing

•	Stress testing is a fundamental risk requirement under the Basel Capital Accords and is a major component of risk management in Santander UK to increase transparency, and measure and control risk of losses in stressed markets.

•	Stress scenarios are used in the Trading Market Risk Appetite setting process and monthly analysis for Risk Appetite reporting. These stress scenarios are also embedded within the core risk management limits setting and monitoring daily processes.

•	Bespoke scenarios are considered in order to replicate past events but also to create plausible abnormal market conditions from changes in financial prices including interest rates, equity, exchange rates and credit spreads. Various degrees of severity are considered which, together with VaR, make it possible to obtain a more complete spectrum of the risk profile. Scenario shocks assuming different holding periods are used to illustrate stress exposures to various degrees of market liquidity.

•	Limits are used to manage Santander UK’s exposure to stress events and restrict the impact of stressed market conditions. Stress testing is employed in cross-business risk management at desk level. The results of stress calculations, trends and explanations based on current market risk positions are regularly reported to senior management including the Executive Risk Committee and Board Risk Committee.

Additional risk measures

•	The value of instruments held for trading purposes can change daily and the resulting profits and losses are reported and monitored daily.

•	Non-statistical risk measures include sensitivities to variables that are used to value Santander UK’s market risk positions. As part of a comprehensive framework, Santander UK captures all market risk exposures, assigns limits to the associated sensitivities, and monitors adherence to these limits on a daily basis.

•	All new or amended derivatives pricing models are validated and approved in accordance with formalised standards. All models are subject to annual review.

•	Illiquid risks arise from exposures that cannot be liquidated or hedged within one day. These risks are measured and monitored based on the estimated time horizon it would take to hedge or exit the exposure. There are three time horizon categories: <1 month, 1 to 6 months, and >6 months. Each category is monitored daily against limits.

•	Expected Shortfall (‘ES’) analysis is an additional metric introduced in 2013 for analysis purposes, ahead of the Basel Committee’s Fundamental Review of the Trading Book (‘FRTB’) requirements. ES is calculated using VaR vectors and measures the size of the tail risk above a 97.5% confidence level.

•	A time weighted VaR is calculated using the Banco Santander group methodology. This applies a greater weighting to the most recent days within the two year historical series and so the VaR level responds more quickly to current market volatility and provides a greater indication of changes in market behaviour.

•	For RVaR and SVaR, risk factors that are not fully captured for capital assessment purposes are assessed under the Risks Not in VaR (‘RNIV’) Framework. These risk factors can arise if there is a lack of historical market data or the data quality is deemed insufficient and tend to be for products with very infrequent pricing or where the risk structure is more complex. These risk factors are generally included under the illiquid risk metrics for risk reporting and monitoring purposes as described above. The RNIV Framework is part of the approved internal model for trading market risk capital requirements. See ‘Capital requirement measures’ below for additional information on RNIV.

Capital requirement measures (unaudited)

•	Trading market risk uses RVaR, SVaR and RNIV (the Internal Models Approach as per the CRR) for the calculation of capital requirements for those risk factors and businesses with PRA permission. For risk factors and businesses outside the internal models permission scope, the standardised approach (as prescribed by the CRR and the PRA rules) is used. As part of the approval for using the IM approach, Santander UK is subject to a quarterly review by the PRA.

•	The standardised approach calculation equated to 16% of the total trading market risk capital requirement at 31 December 2014.

•	Santander UK’s stress period is reviewed regularly to ensure the most penal period of stress since 2007 relevant to Santander UK’s portfolio is used.

•	SVaR is the largest component of trading market risk capital requirements and for 2014 was, on average, five times larger than the RVaR component. The largest drivers of SVaR in 2014 were interest rate delta, interest rate basis and equity volatility risks (see the table below for more explanation of individual risk factors). This was in line with the historical market moves seen during the SVaR dataset period compared with the lower level of volatility seen in more recent historical series data.

•	RNIV risk factors comprise less than 4% on average of the trading market risk IM capital requirements. The largest driver in the RNIV capital requirement calculation is dividend risk exposure. Dividend risk arises from a change in future dividend expectations. This risk is not captured well under a VaR model approach due to the structure of the underlying market data.

•	New RNIVs are identified through analysis of profit and loss, new products, and are included in the capital requirement calculation, regardless of materiality.

•	Two approaches are used to calculate RNIV capital levels, depending on market data availability and characteristics: A VaR type approach (which requires an RVaR and SVaR type calculation) and a stress based approach. The VaR approach is also subject to a multiplication factor (as prescribed by the CRR and the PRA rules). Stress-based RNIVs use sensitivities and plausible stressed market moves. Santander UK currently only has stress-based RNIVs.

•	Each individual RNIV value is standalone and does not benefit from diversification in the capital requirements calculation.

•	Any changes to the models are assessed for their capital requirement impact. The outcome will indicate whether pre-notification and approval by the PRA will be required before the change can be implemented.

The following tables show the Internal VaR-based consolidated exposures for the major risk classes at 30 June 2015 and at 31 December 2014, 2013 and 2012, together with the highest, lowest and average exposures for each period. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The VaR amounts represent the potential change in fair values of trading instruments. Since trading instruments are recorded at fair value, these amounts also represent the potential effect on income.

	Period-end exposure		Average exposure		Highest exposure		Lowest exposure
Trading instruments	30 June 2015 £m (unaudited)	31 December 2014 £m	30 June 2015 £m (unaudited)	31 December 2014 £m	30 June 2015 £m (unaudited)	31 December 2014 £m	30 June 2015 £m (unaudited)	31 December 2014 £m
Interest rate risks(1)	1.8	2.2	2.6	3.6	4.1	5.6	1.7	1.9
Equity risks(2)	0.5	0.6	0.6	1.0	1.0	1.9	0.5	0.5
Property risks(3)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Credit (spread) risks(4)	—	—	—	0.2	0.2	0.6	—	—
Other risks(5)	0.1	0.1	0.1	—	0.1	0.1	—	—

Correlation offsets(6)	(0.7)	(0.6)	(0.8)	(1.1)	—	—	—	—

Total correlated one-day VaR	1.8	2.4	2.6	3.8	4.0	6.3	1.6	1.9

(1)	Interest rate risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	Equity risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Property risk measures the impact of changes in the property indices.
(4)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(5)	Other risks include foreign exchange risk. Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
(6)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

	Year-end exposure			Average exposure			Highest exposure			Lowest exposure
Trading instruments	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Interest rate risks(1)	2.2	3.0	3.8	3.6	4.7	4.1	5.6	7.6	7.5	1.9	2.9	2.7
Equity risks(2)	0.6	1.4	1.8	1.0	1.9	2.2	1.9	4.6	5.0	0.5	0.7	1.4
Property risks(3)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.1	—	0.1
Credit (spread) risks(4)	—	0.3	0.2	0.2	0.4	0.2	0.6	1.0	0.8	—	0.2	—
Other risks(5)	0.1	—	0.5	—	0.1	0.8	0.1	0.5	2.3	—	—	0.4

Correlation offsets(6)	(0.6)	(1.5)	(2.1)	(1.1)	(2.2)	(2.7)	—	—	—	—	—	—

Total correlated one-day VaR	2.4	3.3	4.3	3.8	5.0	4.7	6.3	8.0	8.3	1.9	3.0	2.7

(1)	Interest rate risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	Equity risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Property risk measures the impact of changes in the property indices.
(4)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(5)	Other risks include foreign exchange risk. Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
(6)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Balance sheet management risk

Balance sheet management risk arises as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the product or portfolio. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon. Balance sheet management risks are transferred from the originating business to FMIR in Corporate Centre where they are monitored, controlled and managed in conjunction with exposures arising from the funding and liquidity management activities of FMIR.

The key areas of balance sheet management risk, which are discussed in the sections that follow, are:

•	Banking market risk;

•	Pension risk;

•	Liquidity risk; and

•	Capital risk.

Banking market risk

Banking market risk mainly arises through the provision of banking products and services to personal and corporate customers, as well as structural exposures arising in Santander UK’s balance sheet. Banking market risk arises in Retail Banking, Commercial Banking and Corporate Centre. Banking market risks are originated in Retail Banking and Commercial Banking only as a by-product of writing customer business and are typically transferred from the originating business to Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity. In a similar manner, loans are funded through matching borrowings. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Corporate & Institutional Banking. Material banking market risk exposures are transferred to and reside in Corporate Centre. Only short-term mismatches due to forecasting variances in prepayment and launch risk (i.e. where customers pre-pay loans before their contractual maturity or may not take the expected volume of new products) are retained in Retail Banking and Commercial Banking. In addition, structural exposures arising in the balance sheet are managed by Corporate Centre (e.g. foreign exchange and income statement volatility risk).

Santander UK has always considered Banking market risk to be a significant risk. As a consequence of global and domestic uncertainty following the financial crisis, banking market risk has been considered an emerging and future risk.

In recent years, the Bank of England base rate has been held at historically low levels, and has been considered unlikely to rise. During the first half of 2015, the economic outlook for the UK and the expectation of interest rate rises increased. If the Bank of England base rate does not rise as expected and continues to stay at current low levels, Santander UK’s net interest margins could be negatively impacted. In this context, Banking market risk is now considered as a top risk. We continue to monitor events and forecasted rates closely while taking an enterprise-wide approach to mitigate risks.

The principal exposures to banking market risks arise from:

Key risks	Description
Interest rate risk

The most significant interest rate factors are:

•      Yield curve risk – arises from the timing mismatch in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Yield curve risk is predominantly measured with both Net Interest Margin (‘NIM’) and Economic Value of Equity (‘EVE’) sensitivity analysis supplemented by the other risk measures, such as stress testing, and VaR. The NIM and EVE sensitivities cover all material yield curve risk in the banking book balance sheet.

•      Basis risk – arises when assets are priced using a different rate index than the liabilities funding them. In particular, a potential exposure to basis risk arises from the divergence between base rate linked rates earned on customer assets and wholesale (LIBOR-linked) rates paid on liabilities funding those assets.

Inflation and spread risks	These arise where the value of, or income from, assets or liabilities can change due to changes in the market levels of inflation and spreads. Santander UK holds portfolios of securities for liquidity and investment purposes which are exposed to these risks. Assets in these portfolios are accounted for as available-for-sale securities, and volatility in their fair value is recognised in Other Comprehensive Income, until the asset is sold or unless it reflects impairment in the asset’s fair value, at which point it is recognised in the Income Statement. The market risks of these portfolios are monitored through sensitivities, VaR and stress tests which are reported daily against limits and triggers to senior management and monthly to ALCO and Risk Management Committee. The VaR measures reported capture all key sources of volatility, including interest rate risk as well as inflation and spread risks, to fully reflect the potential available-for-sale volatility.

Foreign exchange risk	Santander UK’s non-trading businesses operate mainly in sterling markets and therefore, with the exception of funding raised in foreign currencies (see the ‘—Balance Sheet Management Risk—Funding Strategy and Structure—Wholesale Funding’ section), do not originate significant foreign exchange exposures. Foreign currency funding positions are hedged back to sterling. Any foreign exchange positions (either for instance to ‘spot’ foreign exchange rates or to cross currency basis) are typically residual exposures remaining after hedging. Foreign exchange risk is monitored against absolute net exposures and VaR-based limits and triggers. See ‘—Areas of Focus and Other Items—Country risk exposure—Redenomination risk’ and ‘—Balance Sheet Management Risk—Funding Strategy and Structure—Wholesale Funding—Term Issuance.’

Income statement volatility risk	The majority of assets and liabilities in the banking book balance sheet are accrual accounted. The risk profile from these assets and liabilities is in some cases managed with the use of derivatives. As all derivatives are accounted for at fair value, this difference in accounting treatment can lead to reported volatility in the income statement, even where the derivative is an economic hedge of the asset or liability. This volatility is largely mitigated through hedge accounting. Any hedge accounting ineffectiveness which may lead to income statement volatility is monitored using a VaR measure and trigger, reported monthly. The accounting policies for derivatives and hedge accounting are set out in Note 1 to the Consolidated Financial Statements.

Risk management and control

•	Banking market risk is controlled in line with the Balance Sheet Management Risk Framework. Risk Appetite is articulated by both the income and value sensitivity limits set in accordance with the Santander UK Risk Appetite and by the limits for NIM and EVE sensitivities set by the Banco Santander group.

•	ALCO is responsible for managing the risk exposure of Santander UK within limits. In addition, a series of lower level risk limits and triggers are used to highlight when exposures are nearing limits and to control other material risk types, such as basis risk.

•	To manage interest rate risk in the banking book balance sheet, a combination of derivatives (typically interest rate swaps) and natural offsets between asset and liability positions are used. Positions are reported monthly to ALCO and the Board Risk Committee.

Risk measures

For banking market risk, Santander UK predominantly measures its market risk exposures with both NIM and EVE sensitivity analysis supplemented by the risk measures described in the Trading market risk section. NIM and EVE sensitivity measures are commonly used throughout the financial services industry. The calculations for NIM and EVE sensitivities involve many assumptions, including expected customer behaviour (e.g. early repayment of loans) and how interest rates may evolve. These assumptions form a key part of the overall control framework and are updated and reviewed on an on-going basis. The NIM and EVE sensitivities include the interest rate risk from all material Santander UK banking book positions. The banking book positions generate almost all the reported net interest income in Santander UK.

NIM sensitivity

•	NIM sensitivity is an income-based measure and is used to forecast the changes to interest income and interest expense in different scenarios to provide a combined impact on net interest income over a given period, usually 12 months.

•	NIM sensitivity is calculated by simulating the net interest margin using current yield curve and net interest margin following a change in yield curves. The difference between the two net interest margin totals is the NIM sensitivity.

•	The main model assumptions are that the balance sheet is dynamic (it includes the run-off of current assets and liabilities as well as retained and new business) and a behavioural rather than contractual balance sheet is used (balances are adjusted for behavioural or assumed profile for most retail products where the behavioural maturity of products is less than the contractual maturity due to customers exercising the option for early withdrawal or prepayment, or where there is no contractual maturity).

EVE sensitivity

•	EVE is calculated as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel shifts in the yield curve. A static balance sheet is used, i.e. all balance sheet items run-off according to their contractual, behavioural or assumed run-off behaviour, as appropriate, and there is no retained or new business.

Limitations of sensitivities

•	Sensitivities measure the impact of standard instantaneous parallel shifts in relevant yield curves (subject to a 0% interest rate floor where applicable). The advantage of using standard parallel shifts is that generally they provide a constant measure of the size of market risk exposure, with a simple and consistent stress. This compares to specific scenarios such as ‘flat rates’, the magnitude of which will depend on the shape of the current curve and hence shift required to reach the flat rate scenario. An exception to the relative simplicity of parallel shifts can arise when the yield curve is ‘floored’ at 0%, which can result in non-parallel down shifts.

•	The use of material parallel shocks may not be perceived as realistic, or necessarily test the scenarios that have the most impact on Santander UK. As a result, non-parallel stress tests are also run to calculate the impact of a range of plausible non-parallel scenarios, and over a range of time periods for income stresses (typically either one or three years).

Stress testing

•	Stress testing of market risk factors is used to complement the risk measurement provided by standard sensitivities. Simple stress tests, such as parallel shifts in relevant curves, provide transparent measures of risk control and provide a consistent starting point for limit setting. More complex, multi-factor and multi-time period stress tests can provide information about specific potential events, and test a range of outcomes that may not be captured through parallel stresses, or VaR-type measures due to data or model limitations. Stress tests can also be used to estimate losses in extreme market events beyond the confidence level used in VaR models.

•	Stress testing results are discussed at senior level management committees. They influence decision making by Corporate Centre by highlighting potential risks in the banking book and the impact of remedial actions that could be taken to mitigate risks. The stress test results are contrasted against stress limits and triggers set by Santander UK internal committees, or against metrics set by the PRA. If results are to be found in excess of the limits or triggers, remedial actions and an escalation process are followed. Stress tests can be adapted to reflect current concerns or market conditions more rapidly than other risk measures such as VaR. Stress testing can include both individual business area stresses and Santander UK-wide scenarios.

•	Within Santander UK, stress tests are either:

a)	specific, deterministic stress tests not referenced to market history or expectations (e.g. parallel stresses of a given size),

b)	historic deterministic stress tests, with changes in market risk factors either based on specific events in the past (e.g. the situation in the fourth quarter of 2008) or based on a statistical analysis of changes in the past, or

c)	hypothetical deterministic stress tests, with the change in market risk factors based on a judgement of potential future rates in a given scenario.

•	Stress tests can be produced using either income or value measures. They may cover one or more categories of exposures accounted for on an accruals basis or at fair value. Expert judgement is used both in defining appropriate hypothetical stress tests and any adjusting assumptions regarding the balance sheet, management actions and customer behaviour.

Additional risk measures

•	In addition to sensitivities and stress tests, banking market risk can be measured using net notional positions. This can provide a simple expression of exposure, although it typically needs to be combined with other risk measures to reflect all aspects of a risk profile such as projected changes over time.

•	The main remaining metric to quantify market risk is VaR. Whilst VaR measures can be a useful risk metric as they capture changes in economic values, VaR won’t reflect the actual impact on the income statement of the majority of the assets and liabilities on the banking book balance sheet as they are accounted for at amortised cost rather than fair value.

Interest rate risk

Yield curve risk

The tables below reflect how base case income and valuation across Santander UK would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 30 June 2015 and at 31 December 2014 and 2013. Sensitivity to parallel shifts represents the quantum of risk in a manner that is considered to be both simple and scaleable. 50 basis points is the stress which is now typically focussed on for banking market risk controls across Santander UK, although sensitivities to other parallel shifts are also regularly monitored. This is a change from 2013 when sensitivities to a 100 basis point shift were shown, as the changing market conditions and the lower yield curve mean sensitivity to a 50 basis point shift is now considered a more appropriate risk measure.

	30 June 2015 (unaudited)		31 December 2014
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	16	12	15	5
Economic value of equity (‘EVE’) sensitivity	105	(157)	103	(195)

Sensitivities were relatively unchanged during the first half of 2015 as the growth in bank account liability volumes was largely offset by additional unhedged fixed rate assets.

	31 December 2014		31 December 2013
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	15	5	90	85
EVE sensitivity	103	(195)	26	65

The change in sensitivities in 2014 was largely attributable to a change in balance sheet product mix, and a change in the modelling of the underlying pricing assumptions for administered rate products during the year to reflect current market conditions. This was partially offset by a rise in the volume of fixed rate assets left un-hedged.

Basis risk

Santander UK is exposed to basis risks associated with Bank of England Base Rate, reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (‘SONIA’) rate, and between LIBOR rates of different terms. Basis risk is measured using a variety of risk measures, including VaR. The VaR measure uses the same VaR methodology as that for the trading book. Basis risk VaR decreased slightly to £2m at 30 June 2015 (31 December 2014: £3m) largely due to a reduced underlying net basis position as a result of the growth in bank account volumes and a reduction in SVR mortgages which have moved onto new Santander UK incentive products The Basis Risk VaR at 31 December 2014 was £3m (2013: £8m). It reflects the basis risk exposure between Bank of England Base Rate and LIBOR. The decrease in Basis VaR during 2014 was largely due to the natural evolution of the balance sheet leading to a reduced underlying net basis position.

Inflation and spread risks

The VaR of the portfolios of securities held for liquidity and investment purposes at 30 June 2015 was £3m (31 December 2014: £5m). The main risk factors remain the inflation and spread risk exposures of these positions. The reduction of VaR in the first half of 2015 was due to a shorter duration of the underlying assets, largely attributable to the ageing of the portfolio, and historically low volatility in the market.

The portfolio of securities held for liquidity and investment purposes is regularly stress tested against a variety of historical and hypothetical scenarios. There are limits established against the potential losses estimated by the stress tests that complement the VaR-based limits discussed above. At 30 June 2015, the worst three month stressed loss for these portfolios was estimated to be £216m (31 December 2014: £218m) using historic deterministic stress tests. The stressed loss in the first half of 2015 has reduced slightly due to shorter duration following the passage of time partially offset by the changes in the composition of the bond portfolio as part of normal liquidity management activities.

The VaR of the portfolios of securities held for liquidity and investment purposes at 31 December 2014 was £5m (2013: £5m). At 31 December 2014, the worst three month stressed loss for these portfolios was estimated to be £218m (2013:£139m) using historic deterministic stress tests. The increase in stressed loss in 2014 was due to more severe stresses being applied to the underlying market risk factors to reflect increased macro-economic uncertainties as well as changes in the composition of the bond portfolio as part of normal liquidity management activities.

Liquidity risk

The creation of Santander UK Group Holdings plc has not changed the Santander UK Liquidity Risk Appetite or the current approach to liquidity risk management. Any liquidity risks associated with products issued or contracts executed by Santander UK Group Holdings plc will be transferred into the Santander UK plc group through back-to-back transactions, except coupon mismatches on back-to-back AT1 dividends which will be funded if necessary by the receipt of ordinary share dividends from subsidiary entities. This is consistent with existing practice as Santander UK manages liquidity on a centralised basis at the Santander UK plc level.

Liquidity risk is the risk that, although solvent, Santander UK either does not have sufficient liquid financial resources available to meet its obligations as they fall due, or can only secure such resources at excessive cost. The Santander UK Risk Framework splits this into three elements. Firstly, funding or structural liquidity risk, relating to the capacity to raise sufficient liquid resources to meet payments required due to the maturity transformation required to lend long-term, but to fund predominantly through short-term liabilities (such as customer deposits). The second, market liquidity risk, is the risk that assets, held to mitigate the risk of failing to meet obligations as they fall due, which are normally liquid, become illiquid when they are needed. Finally, contingent liquidity risk is the risk that abnormal future events may require a larger than expected amount of liquidity than originally projected.

Primary sources and uses of liquidity

Santander UK is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of Santander UK’s customer lending is financed by customer deposits, primarily originating from the retail business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships. Additionally, Santander UK has a strong wholesale funding base, which is diversified across product types and geography.

Through the wholesale markets, Santander UK has active relationships with many counterparties across a range of sectors, including banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through asset securitisation and covered bond arrangements and Santander UK’s euro and US dollar medium-term note programmes. The major debt issuance programmes are managed by, and in the name of, Abbey National Treasury Services plc on its own behalf (except for the US commercial paper programme, which in 2014 was managed by, and in the name of, Abbey National North America LLC, a guaranteed subsidiary of Santander UK plc) and are set out in Note 32 to the Consolidated Financial Statements.

The principal uses of liquidity for Santander UK are the funding of the lending of Retail Banking and Commercial Banking, payment of interest expenses, dividends paid to shareholders, the repayment of debt and consideration for business combinations. Santander UK’s ability to pay dividends depends on a number of factors, including Santander UK’s regulatory capital requirements, distributable reserves and financial performance.

Santander UK generates funding on the strength of its balance sheet, its profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries). As a PRA regulated group, the Santander UK plc group is expected to satisfy the PRA liquidity requirements on a standalone basis.

Whilst Santander UK manages its funding and maintains adequate liquidity on a stand-alone basis, Santander UK coordinates issuance plans with the Banco Santander group where appropriate. In addition to Santander UK’s liquidity risk being consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.

Key risks

Santander UK’s key ongoing liquidity risks are:

Key liquidity risk	Definition

Retail deposit outflows	Risk of retail deposit outflows as Santander UK is seen as a greater credit risk than competitors.

Corporate deposit outflows	Risk of corporate deposit outflows as Santander UK is seen as a greater credit risk than competitors.
Wholesale secured and unsecured liquidity outflows	• •

Risk of wholesale unsecured deposits failing to roll over at maturity date.

Risk of wholesale secured funding with less liquid collateral failing to roll over at maturity date, or roll over of funding requiring additional highly liquid collateral.

Off balance sheet activities	•	Risk of collateral outflows due to credit rating downgrade of Santander UK. Credit rating downgrades could also result in increased costs or reduced capacity to raise funding.
	•	Risk of outflows of collateral owed to counterparties but not yet called.
	•	Risk of outflows of collateral due to market movements.
	•	Risk of drawdowns on committed facilities based on facility type, and counterparty type and creditworthiness.

Other risks	•	Funding concentrations – risk of outflows recognised against concentration of providers of wholesale secured financing.

	•	Intra-day cash flows – risk of shortfall of liquidity required to support intra-day requirements.

	•	Intra-group commitments and support – risk of cash in subsidiaries of Santander UK becoming unavailable to the wider Santander UK group and contingent calls for funding from subsidiaries and affiliates.

	•	Non-contractual outflows – risk of liquidity outflows required to meet outflows that are non-contractual in nature but necessary in order to support Santander UK’s ongoing business and reputation.

LIQUIDITY RISK MANAGEMENT

Santander UK manages liquidity risk on a consolidated basis, and has created governance, oversight arrangements, its Liquidity Risk Appetite and associated control framework on this basis. Within this model, and under the PRA’s regulatory liquidity regime, Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Limited form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support the others in terms of transferring or receiving surplus liquidity in times of stress. Santander UK ensures that liquidity flows between the DLG and other business areas within the Santander UK group are managed efficiently.

Approach to liquidity risk

•	Liquidity risks are identified, assessed, managed and encompassed within Santander UK’s Risk Framework.

•	The primary objective of liquidity risk management is to ensure that Santander UK is liquidity risk resilient and compliant with the internal Liquidity Risk Appetite and regulatory requirements. This involves maintaining prudent levels of highly liquid assets, managing potential cash outflows and ensuring that access to funding is available from a diverse range of sources.

•	The Board delegates responsibility for liquidity risk to the CEO. The CEO has in turn delegated the responsibilities for liquidity risk:

•	management to the CFO (who in turn delegates to the Finance Director); and

•	control and oversight to the CRO supported by the CRMO and the Risk Division.

•	Santander UK maintains, as part of its overall liquidity and funding risk management framework, strong operational and management governance that seeks to make the Santander UK strategy as resilient as possible to potential liquidity and funding stresses by structuring the balance sheet in a prudent and sensible way. The framework applies to all aspects of liquidity risk, is in line with the Liquidity Risk Appetite and is monitored on a daily, weekly and monthly basis through different committees and levels of management, including ALCO and the Board Risk Committee. Within liquidity risk management the Finance Director delegates responsibility as follows:

•	Liquidity management to the Head of Liquidity to ensure that the business remains within appetite. Responsibilities include:

•	The proposition of the Liquidity Risk Appetite;

•	The design and maintenance of the Recovery Framework which forms part of Santander UK’s Recovery and Resolution Plan. This includes the governance processes for managing a liquidity stress situation and the actions that would be taken to raise liquidity in order to alleviate the stress;

•	Liquidity regulatory reporting; and

•	The creation and maintenance of the funding plan.

•	Day-to-day operational liquidity management to the Head of Short Term Markets. This encompasses collateral management of highly liquid resources including central bank reserves and intra-day liquidity.

•	All aspects of short and term funding in both secured and unsecured markets to the Director, Funding and Collateral Management delivering Santander UK’s strategic funding requirements in line with its detailed funding plan and risk appetite principles. The Director, Funding and Collateral Management ensures that Santander UK has active involvement in a range of wholesale funding markets ensuring that sources of funding can be maximised and so a conservative level of diversification of the balance sheet across product and average maturity is maintained.

Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.

Short-term tactical liquidity management

Liquid resources	Liquid assets, contingent liquidity and defined management actions to source liquidity are maintained to cover unexpected demands on cash in a most likely plausible stress scenario and other more distant and severe but less probable scenarios. In Santander UK’s case, the most significant stress events include large and unexpected deposit withdrawals by retail customers and a loss of unsecured wholesale funding.

Funding profile	Metrics to help control the level of outflow within different maturity buckets.

Intra-day collateral management	To ensure that adequate collateral is available to support Santander UK’s participation in various payment and settlement systems.

Strategic funding management

Structural balance sheet shape	To manage the extent of maturity transformation (investment of shorter term funding in longer term assets), the funding of non-marketable assets with wholesale funding and the extent to which non-marketable assets can be used to generate liquidity.

Wholesale funding strategy	To avoid over-reliance on any individual counterparty, currency, market or product, or group of counterparties, currencies, markets or products that may become highly correlated in a stress scenario; and to avoid excessive concentrations in the maturity of wholesale funding.

Wholesale funding capacity	To maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.

Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by and reported monthly to oversight committees and the Board.

Financial adaptability (unaudited)

Santander UK also considers its ability to take effective action to alter the amounts and timing of cash flows so that it can respond to unexpected needs or opportunities. In determining its financial adaptability, Santander UK has considered its ability to:

•	Obtain new sources of finance;

•	Obtain financial support from other Banco Santander group companies; and

•	Continue in business by making reductions in operations or using alternative resources.

Liquidity Risk Appetite (unaudited)

The Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long-term viability of Santander UK. The Board recognises that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios but requires Santander UK to hold sufficient liquidity to ensure that it will survive the current most plausible stress scenario through a prudent balance sheet structure and the maintenance of approved liquid resources. The scenario is regularly reviewed to ensure that it reflects the current economic and market environment.

The Board’s Liquidity Risk Appetite statement is set in the context of principles of liquidity management, by which Santander UK chooses to manage its balance sheet, and the desire to meet or exceed regulatory requirements. The liquidity management principles include:

•	Implementation of a funding structure that is consistent with the composition of the asset base;

•	Maintenance of an appropriate retail deposit base by attracting stable deposits whilst avoiding over reliance on balances for products that have shown a propensity in the past to instability at times of stress;

•	Well-balanced growth of assets and liabilities;

•	Implementation of a funding strategy that:

•	avoids excessive reliance on short-term wholesale funding;

•	attracts sustainable commercial deposits;

•	provides effective diversification in the sources, products and tenor of funding; and

•	complies with internal encumbrance policy;

•	Use of short-term funding to manage short-term commitments and volatility in funding; and Use of long-term funding to provide diversification, manage the liquidity structure of the balance sheet and support liquid resources.

The Liquidity Risk Appetite has been recommended by the CEO and approved by the Board, under advice from the Board Risk Committee. The Liquidity Risk Appetite, within the context of the overall Risk Appetite, is reviewed and approved by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological or business change). This is designed to ensure that the Liquidity Risk Appetite will continue to be consistent with Santander UK’s current and planned business activities.

The CEO, under advice from the Board Risk Committee, approves more detailed allocation of liquidity risk limits. The CRO, supported by the Risk Division (including the CRMO and the Director of Liquidity and Banking Market Risk), is responsible for monitoring the ongoing compliance with the liquidity risk appetite.

In addition to the Liquidity Risk Appetite, Santander UK also complies with regulatory requirements set by the PRA, other regulatory bodies and Banco Santander group standards.

Stress testing (unaudited)

A liquidity stress test framework is in place. This incorporates the current most plausible stress scenario approved as part of the Santander UK Liquidity Risk Appetite. The liquidity outflows that result from this stress test must, in accordance with the Risk Appetite, be fully covered with high quality liquid assets. The outcome of a series of other plausible but less likely stress tests must be covered with a combination of high quality liquid assets, other assets and management actions sanctioned at the appropriate level of governance. These stress tests are run independently by the Risk Division and are as follows:

Activity	Description

Santander UK Liquidity Risk Appetite stress	Comprehensive stress test considering all risk drivers applicable to Santander UK during an idiosyncratic shock experienced during a period of market-wide disruption which results in a loss of confidence in the brand.

Consolidated stress	A severe stress test considering all risk drivers applicable to Santander UK during a protracted period of combined idiosyncratic and market shock resulting in significant ratings actions, outflow of funds and disruption across all main funding markets.

US stress	Stress tests designed to examine the impact of a loss of US investor confidence materially affecting Santander UK’s ability to access US funding markets.

Acute retail stress	Stress tests examining the impact of a loss of retail depositor confidence, leading to significant and acute deposit outflows.

Slow bleed stress	Stress tests designed to examine the impact of a protracted leakage of deposits.

Wholesale stress	A stress test where a loss of corporate and wholesale customer confidence in Santander UK results in a protracted leakage of deposits.

Eurozone stress	A stress test to review the impact of a significant but not severe stress resulting from a deterioration in confidence in the eurozone.

Eurozone severe stress	A stress test considering a more extreme scenario where a significant deterioration in the eurozone economies has a knock-on (or contagion) effect to Santander UK, leading to severe liability outflows and rating agency action.

These stress tests are supplemented with sensitivity analysis and reverse stress testing for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

Compliance with internal and regulatory stress tests (unaudited)

Throughout 2014 and the first half of 2015, Santander UK monitored and reported both the PRA Individual Liquidity Guidance (‘ILG’) and the Basel III regime-based liquidity ratios – the LCR(1) and the Net Stable Funding Ratio (‘NSFR’). It is acknowledged that the calculation requirements for the NSFR continue to evolve. Santander UK monitored and managed the LCR ratio based on the most recent EBA pronouncements and, from October 2014, the final delegated act of the European Commission. The LCR remained in excess of 100% throughout the period.

The Santander UK Liquidity Risk Appetite is reviewed and updated annually. It currently represents the coverage of the most plausible stress by qualifying liquid resources. The current Santander UK interpretation of the NSFR is also tracked and remained in excess of 100% throughout 2014 and the first half of 2015 Santander UK monitored and managed the LCR ratio during 2014 based upon an internal view, referencing the most recent pronouncements of the EBA. A version of the LCR based upon Basel III requirements is also tracked. Santander UK uses the LCR and NSFR, especially the former, as key reference points as balance sheet plans and funding strategies are developed.

	Santander UK LRA (two month Santander UK specific requirement)		EBA LCR (revised text October 2014)(2)
	30 June 2015 £bn (unaudited)	31 December 2014 £bn	30 June 2015 £bn (unaudited)	31 December 2014 £bn
Eligible liquidity pool	28.3	36.6	33.6	38.9

Asset inflows	0.9	0.5	0.7	1.0

Stress outflows:
Retail and commercial deposit outflows	(5.5)	(5.3)	(7.3)	(7.0)
Wholesale funding and derivatives	(7.2)	(12.8)	(15.5)	(19.0)
Contractual credit rating downgrade exposure	(3.9)	(5.3)	(5.7)	(7.3)
Drawdowns of loan commitments	(2.8)	(2.2)	(2.9)	(3.0)
Other	(1.6)	(1.6)	—	—

Total stress net cash outflows	(20.1)	(26.7)	(30.7)	(35.3)

Surplus	8.2	9.9	2.9	3.6

Liquidity pool as a percentage of anticipated net cash flows	141%	137%	109%	110%

(1)	Non-IFRS measure
(2)	Takes into account Santander UK’s interpretation of the EU Liquidity Coverage Ratio Delegated Act ((EU) 575/2013).

LIQUIDITY POOL

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined by Santander UK’s Liquidity Risk Appetite and regulatory requirements.

Eligible liquidity pool

The table below shows the carrying value and liquidity value of the eligible liquidity pool held by Santander UK at 30 June 2015 and at 31 December 2014 and the weighted average carrying value during the year:

	Carrying value		Liquidity value(1)		Weighted average carrying value during the period
	30 June 2015 £bn (unaudited)	31 December 2014 £bn	30 June 2015 £bn (unaudited)	31 December 2014 £bn	30 June 2015 £bn (unaudited)	31 December 2014 £bn
Cash and deposits with central banks	14.7	22.5	14.7	22.5	20.8	24.5
Government bonds	15.3	13.1	15.1	13.1	11.7	5.6
Supranational bonds and multilateral development banks	1.1	1.0	1.1	1.0	1.1	0.9
Covered bonds	2.0	1.8	1.8	1.6	2.2	2.0
Asset-backed securities	0.7	0.5	0.5	0.4	0.6	0.2
Corporate bonds	0.1	—	0.1	—	0.1	0.6
Equities	0.6	0.6	0.3	0.3	0.6	0.8

	34.5	39.5	33.6	38.9	37.1	34.6

(1)	Liquidity value represents the carrying value with the applicable LCR haircut applied.

The eligible liquidity pool consists of assets which, according to Santander UK’s interpretation at 30 June 2015 and at 31 December 2014, are eligible for inclusion in the LCR as high quality liquid assets. Key qualifying criteria are listed below:

•	Government bonds or government-guaranteed bonds but only where the issuer is a central government, central bank, local authority or a regional government of the European Economic Area and other sovereigns subject to minimum credit ratings;

•	Supranational bonds and multilateral development banks subject to minimum credit ratings;

•	Covered bonds subject to minimum credit ratings or RWAs, asset coverage levels, issue size and additional criteria regarding local regulation;

•	Senior tranches of asset-backed securities including RMBSs issued by a European Economic Area country subject to minimum credit ratings, loan-to-value levels, residual weighted average lives and exposure levels;

•	Corporate bonds subject to minimum credit ratings, maximum tenor on issuance and issuance size; and

•	Equity shares listed on major stock indices and subject to type of issuer and minimum price volatility levels.

Santander UK periodically tests the liquidity of the eligible liquidity pool it holds, in accordance with the PRA and Basel requirements to realise a proportion of these assets through repurchase or outright sale to the market. Santander UK ensures that the cumulative effect of its periodic realisation over any twelve month period is that a significant proportion of the assets in its eligible liquidity pool is realised.

In deciding on the precise composition of its eligible liquidity pool, Santander UK ensures that it tailors the contents of the portfolio to the needs of its business and the liquidity risk that it potentially faces. In particular, Santander UK ensures that it holds assets in its eligible liquidity pool which can be realised with the speed necessary to meet its liabilities as they fall due.

In addition to the eligible liquidity pool, Santander UK has access to other unencumbered assets which provide a source of contingent liquidity. A portion of these assets may be realised in a stress scenario to generate liquidity through either repurchase or outright sale to the market.

Balance sheet classification

The classification of the carrying value of the assets in the eligible liquidity pool in the Consolidated Balance Sheet, or their treatment as off-balance sheet at 30 June 2015 and at 31 December 2014 was as follows:

		On balance sheet			Off balance sheet
	Eligible liquidity pool £bn	Cash and balances at central banks £bn	Trading assets £bn	Available-for- sale £bn	Loans and receivables securities £bn	Collateral received/ (pledged) £bn
30 June 2015 (unaudited)
Cash and deposits with central banks	14.7	14.7	—	—	—	—
Government bonds	15.3	—	3.3	4.7	—	7.3
Supranational bonds and multilateral development banks	1.1	—	—	1.1	—	—
Covered bonds	2.0	—	—	2.2	—	(0.2)
Asset-backed securities	0.7	—	—	0.6	0.1	—
Corporate bonds	0.1	—	—	0.1	—	—
Equities	0.6	—	5.2	—	—	(4.6)

	34.5	14.7	8.5	8.7	0.1	2.5

		On balance sheet			Off balance sheet
	Eligible liquidity pool £bn	Cash and balances at central banks £bn	Trading assets £bn	Available-for- sale securities £bn	Loans and receivables securities £bn	Collateral received/ (pledged) £bn
31 December 2014
Cash and deposits with central banks	22.5	22.5	—	—	—	—
Government bonds	13.1	—	6.3	4.5	—	2.3
Supranational bonds and multilateral development banks	1.0	—	—	1.1	—	(0.1)
Covered bonds	1.8	—	—	2.2	—	(0.4)
Asset-backed securities	0.5	—	—	0.4	0.1	—
Corporate bonds	—	—	—	—	—	—
Equities	0.6	—	3.5	—	—	(2.9)

	39.5	22.5	9.8	8.2	0.1	(1.1)

Geographical distribution

The tables below show the geographical distribution of the carrying value of the eligible liquidity pool at 30 June 2015 and at 31 December 2014:

	UK £bn	USA £bn	EEA £bn		Other £bn		Total £bn
30 June 2015 (unaudited)
Cash and deposits with central banks	12.5	2.2	—		—		14.7
Government bonds(3)	9.1	4.6	0.8	(1)	0.8	(2)	15.3
Supranational bonds and multilateral development banks(4)	0.1	0.5	0.5		—		1.1
Covered bonds(4)	0.4	—	1.3		0.3		2.0
Asset-backed securities(4)	0.5	—	0.2		—		0.7
Corporate bonds(4)	—	—	0.1		—		0.1
Equities	0.5	—	0.1		—		0.6

	23.1	7.3	3.0		1.1		34.5

(1)	Consists of Germany of £0.7bn (2014: £0.6bn) and France of £0.1bn (2014: £nil).
(2)	Consists of Japan of £0.8bn (2014: £nil) and Switzerland of £nil (2014: £0.1bn).
(3)	Consists of AAA rated bonds of £14.5bn (2014: £13.1bn) and AA rated bonds of £0.8bn (2014: £nil).
(4)	Consists of A- rated bonds

	UK £bn	USA £bn	EEA £bn		Other £bn		Total £bn
31 December 2014
Cash and deposits with central banks	18.1	4.4	—		—		22.5
Government bonds(3)	9.2	3.2	0.6	(1)	0.1	(2)	13.1
Supranational bonds and multilateral development banks(4)	—	0.5	0.5		—		1.0
Covered bonds(5)	0.3	—	1.4		0.1		1.8
Asset-backed securities(6)	0.3	—	0.2		—		0.5
Corporate bonds(7)	—	—	—		—		—
Equities	0.4	—	0.1		0.1		0.6

	28.3	8.1	2.8		0.3		39.5

(1)	Consists of Germany
(2)	Consists of Switzerland
(3)	Consists of AAA rated bonds of £13.1bn and AA+ to AA- rated bonds of £nil
(4)	Consists of A- or above rated bonds of £1.0bn
(5)	Consists of A- or above rated bonds of £1.8bn
(6)	Consists of AA- or above rated bonds of £0.5bn
(7)	Consists of A+ bonds of £nil

Currency analysis

The tables below show the carrying value of the eligible liquidity pool by major currencies at 30 June 2015 and at 31 December 2014:

	US Dollar £bn	Euro £bn	Sterling £bn	Other £bn	Total £bn
30 June 2015 (unaudited)	9.1	1.1	23.5	0.8	34.5
31 December 2014	9.6	1.4	28.3	0.2	39.5

Composition of the eligible liquidity pool

The allocation of the carrying value of the assets in the eligible liquidity pool for LRA, PRA and LCR purposes at 30 June 2015 and at 31 December 2014 was as follows:

	Eligible liquidity	Of which LRA	Of which PRA	Of which LCR-eligible
	pool £bn	eligible £bn	eligible £bn	Level 1 £bn	Level 2A £bn	Level 2B £bn
30 June 2015 (unaudited)
Cash and deposits with central banks	14.7	13.8	13.8	14.7	—	—
Government bonds	15.3	15.3	13.7	14.5	0.8	—
Supranational bonds and multilateral development banks	1.1	1.1	1.1	1.1	—	—
Covered bonds	2.0	2.0	—	1.4	0.6	—
Asset backed securities	0.7	0.7	—	—	0.7	—
Corporate bonds	0.1	0.1	—	—	0.1	—
Equities	0.6	—	—	—	—	0.6

	34.5	33.0	28.6	31.7	2.2	0.6

	Eligible liquidity	Of which LRA	Of which PRA	Of which LCR-eligible
	pool £bn	eligible £bn	eligible £bn	Level 1 £bn	Level 2A £bn	Level 2B £bn
31 December 2014
Cash and deposits with central banks	22.5	20.8	20.8	22.5	—	—
Government bonds	13.1	13.1	12.6	13.1	—	—
Supranational bonds and multilateral development banks	1.0	1.0	1.0	1.0	—	—
Covered bonds	1.8	1.8	—	1.4	0.4	—
Asset backed securities	0.5	0.5	—	—	—	0.5
Corporate bonds	—	—	—	—	—	—
Equities	0.6	—	—	—	—	0.6

	39.5	37.2	34.4	38.0	0.4	1.1

Liquidity developments in the first half of 2015 (unaudited)

The first half of 2015 was characterised by an easing of monetary policy following the European Central Bank (‘ECB’) announcement in January of a programme of sovereign bond purchases which is planned to continue until September 2016 or until a sustained adjustment to inflation is achieved. In addition, general concerns about global economic growth and the risk of deflation have led other central banks to ease their monetary policy. This resulted in lower short-term interest rates and, with some volatility, longer-term rates.

Investor sentiment remained positive through the period with a continuation of the trend seen in 2014 of a search for enhanced yield and increased appetite for riskier assets. This positive trend was not significantly impacted by the uncertainty surrounding Greece and the eurozone. Other geopolitical tensions did not have a discernible impact.

During the first half of 2015, Santander UK benefited from low wholesale, unsecured and secured MTF rates and continued confidence in the UK banking sector. This allowed a beneficial mix of MTF to be issued in line with funding plans. There was a notable level of issuance of secured debt and equity by banks in the first half of 2015, and investor appetite for issuances by Santander UK was strong throughout the period.

Throughout the first half of 2015, Santander UK continued to maintain a strong liquidity position and a conservative balance sheet structure as well as robust risk management controls to monitor and manage the levels of the eligible liquidity pool and encumbrance. The eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 184% at 30 June 2015 (2014: 171%). The change in the coverage ratio (which is expected to be volatile due to the management of normal short-term business commitments) was driven by a decrease in eligible liquidity pool assets by £5.0bn to £34.5bn at 30 June 2015 (2014: £39.5bn) as a result of a managed reduction in short-term deposits, offset by a decrease in wholesale funding with a residual maturity of less than one year of £4.4bn to £18.7bn at 30 June 2015 (2014: £23.1bn), which reflected changes in the maturity profile of our medium-term funding. The LCR(1) remained stable at 109% at 30 June 2015 (2014: 110%).

Liquidity developments in 2014 (unaudited)

2014 was characterised by steadily improving sentiment regarding the UK and US economies. Confidence in the eurozone economies has been slow to recover and remains volatile. In addition, overall investor sentiment continued to strengthen. A developing trend towards the search for enhanced yield and increased risk appetite was observed through the year.

During 2014, Santander UK benefited from low wholesale, unsecured and secured MTF rates and increased confidence both in the UK banking sector and wider economic environment. This allowed a beneficial mix of MTF to be issued in line with funding plans.

Throughout 2014, Santander UK continued to maintain a strong liquidity position and a conservative balance sheet structure as well as robust risk management controls to monitor and manage the levels of the eligible liquidity pool and encumbrance. The eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 171% at 31 December 2014. In addition, the LCR(1) was 110% at 31 December 2014.

(1)	Non-IFRS measure. See ‘Balance Sheet Management Risk—Liquidity Risk—Liquidity Risk Management—Stress testing—Compliance with internal and regulatory stress tests’ for details of the calculation of the LCR.

FUNDING STRATEGY AND STRUCTURE (unaudited)

Santander UK’s funding strategy continues to be based upon the maintenance of a conservatively structured balance sheet. The majority of Santander UK’s funding is sourced from customer deposits; the balance is sourced from a mix of secured and unsecured funding in wholesale markets. This strategy avoids an over-reliance on wholesale funds, both medium and short-term, whilst at the same time ensuring that sources of funding are not overly concentrated in relation to one particular product. Santander UK maintains checks and controls to limit the level of asset encumbrance from secured funding operations.

A key source of funding for Santander UK is its significant base of stable retail and corporate deposits. Santander UK leverages its large and diverse customer base to offer products that provide a long term sustainable source of funding through an emphasis on the building of long term relationships. Of total core retail customer liabilities, in excess of 90% are covered by the FSCS.

Behavioural maturities

The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Santander UK group across an extensive customer base, both numerically and by depositor type. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which, whilst they may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of stress.

Santander UK models behaviour profiles using our experience of historical customer behaviour. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds in connection with newly originated business prior to a customer contracting to an alternative product or service offered by Santander UK or by a competitor.

The quality of retail, commercial and wholesale deposits continues to be enhanced. Across all customer segments, Santander UK aims to deepen customer relationships and so lengthen the contractual and behavioural profile of the liability base. In Retail Banking, this has been complemented by market leading products such as the 1l2l3 World offering.

Deposit funding

The table below shows customer loans, customer deposits and the loan-to-deposit ratio for Santander UK, as well as for the business divisions, at 30 June 2015 and at 31 December 2014 and 2013. Retail Banking and Commercial Banking activities are largely funded by customer deposits with the remaining funded with long-term debt and equity (including funding secured against customer loans and advances). The data for the business divisions excludes accrued interest. The data for Santander UK includes accrued interest but excludes repurchase agreements and reverse repurchase agreements.

	Customer	Customer	Loan-to-
	loans £bn	deposits £bn	deposit ratio %
30 June 2015 (unaudited)
Retail Banking	162.6	134.1	121
Commercial Banking	20.0	16.6	120
Corporate & Institutional Banking	5.7	2.2	259
Corporate Centre	7.9	4.2	188

Total customer loans and deposits	196.2	157.1
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(1.3)	1.1

Statutory loans and advances to customers/deposits by customers(1)	194.9	158.2
Less: repurchase agreements and reverse repurchase agreements	(0.2)	(0.6)

Total(2)	194.7	157.6	124

2014
Retail Banking	158.5	129.6	122
Commercial Banking	18.7	15.3	122
Corporate & Institutional Banking	5.2	2.3	226
Corporate Centre	8.3	5.2	160

Total customer loans and deposits	190.7	152.4
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(2.0)	1.2

Statutory loans and advances to customers/deposits by customers(1)	188.7	153.6
Less: repurchase agreements and reverse repurchase agreements	(0.2)	(0.5)

Total(2)	188.5	153.1	124

2013
Retail Banking	155.6	123.2	126
Commercial Banking	17.0	13.8	123
Corporate & Institutional Banking	5.1	2.6	196
Corporate Centre	9.4	6.8	138

Total customer loans and deposits	187.1	146.4
Adjust for: fair value loans, loan loss reserves, accrued interest and other	(2.5)	0.8

Statutory loans and advances to customers/deposits by customers(1)	184.6	147.2
Less: repurchase agreements and reverse repurchase agreements	—	(0.9)

Total(2)	184.6	146.3	126

(1)	Customer loans and deposits as disclosed in Notes 18 and 29 to the Consolidated Financial Statements respectively.
(2)	Total loan-to-deposit ratio calculated as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).

Wholesale funding

Composition of wholesale funding

Santander UK continues to have access to a variety of sources of wholesale funding in a range of currencies, including those available from money markets, repo markets, medium term and subordinated debt investors, across a variety of distribution channels. Santander UK is an active participant in the wholesale markets and has direct access to both money market and long-term investors through its range of funding programmes. As a result, wholesale funding is well diversified by product, maturity, geography and currency.

Maturity profile of wholesale funding

The tables below show Santander UK’s primary wholesale funding sources, excluding securities financing repurchase and reverse repurchase agreements. The tables are prepared taking into account foreign exchange rates at issue and scheduled repayments, and do not reflect the final contractual maturity of the funding.

	Not more than 1 month £bn	Over 1 but not more than 3 months £bn	Over 3 but not more than 6 months £bn	Over 6 but not more than 9 months £bn	Over 9 but not more than 12 months £bn	Sub-total less than 1 year £bn	Over 1 but not more than 2 years £bn	Over 2 but not more than 5 years £bn	Over 5 years £bn	Total £bn
30 June 2015 (unaudited)
Santander UK Group Holdings plc Subordinated liabilities and equity (including AT1 issuance)	—	—	—	—	—	—	—	—	1.5	1.5

	—	—	—	—	—	—	—	—	1.5	1.5

Other Santander UK group entities
Deposits by banks (non-customer deposits)	0.1	0.6	0.6	—	—	1.3	—	—	—	1.3
CDs and Commercial Paper	1.5	3.5	1.2	1.3	0.6	8.1	—	—	—	8.1
Senior unsecured
– public benchmark	—	—	0.9	—	0.6	1.5	0.9	6.0	3.7	12.1
– privately placed	—	0.3	0.1	0.5	0.1	1.0	2.4	1.6	0.7	5.7
Covered bonds	—	—	—	—	—	—	4.2	4.0	8.0	16.2
Securitisation and Structured
Issuance	1.0	0.1	1.5	2.6	0.9	6.1	5.5	4.6	0.7	16.9
Subordinated liabilities	—	0.7	—	—	—	0.7	0.1	1.0	1.7	3.5

	2.6	5.2	4.3	4.4	2.2	18.7	13.1	17.2	14.8	63.8

Total at 30 June 2015	2.6	5.2	4.3	4.4	2.2	18.7	13.1	17.2	16.3	65.3

Of which:
– secured	1.0	0.1	1.5	2.6	0.9	6.1	9.7	8.6	8.7	33.1
– unsecured	1.6	5.1	2.8	1.8	1.3	12.6	3.4	8.6	7.6	32.2

	Not more than 1 month £bn	Over 1 but not more than 3 months £bn	Over 3 but not more than 6 months £bn	Over 6 but not more than 9 months £bn	Over 9 but not more than 12 months £bn	Sub-total less than 1 year £bn	Over 1 but not more than 2 years £bn	Over 2 but not more than 5 years £bn	Over 5 years £bn	Total £bn
2014
Santander UK Group Holdings plc
Subordinated liabilities (AT1 issuance)	—	—	—	—	—	—	—	—	0.8	0.8

	—	—	—	—	—	—	—	—	0.8	0.8

Other Santander UK group entities
Deposits by banks (non-customer deposits)	0.9	0.9	0.1	—	—	1.9	—	—	—	1.9
CDs and Commercial Paper	2.0	4.4	1.2	0.4	0.1	8.1	0.2	—	—	8.3
Senior unsecured
– public benchmark	—	—	0.2	—	0.9	1.1	0.6	4.7	2.5	8.9
– privately placed	—	0.1	0.1	0.3	0.1	0.6	2.0	1.7	0.7	5.0
Covered bonds	—	0.7	2.1	—	—	2.8	2.5	5.2	7.2	17.7
Securitisation and Structured Issuance	2.5	0.1	2.9	1.1	1.1	7.7	6.6	4.6	0.7	19.6
Subordinated liabilities	0.1	—	—	0.8	—	0.9	—	1.3	1.8	4.0

	5.5	6.2	6.6	2.6	2.2	23.1	11.9	17.5	12.9	65.4

Total at 31 December 2014	5.5	6.2	6.6	2.6	2.2	23.1	11.9	17.5	13.7	66.2

Of which:
– secured	2.5	0.8	5	1.1	1.1	10.5	9.1	9.8	7.9	37.3
– unsecured	3.0	5.4	1.6	1.5	1.1	12.6	2.8	7.7	5.8	28.9

2013
Santander UK Group Holdings plc
Subordinated liabilities (AT1 issuance)	—	—	—	—	—	—	—	—	—	—

	—	—	—	—	—	—	—	—	—	—

Other Santander UK group entities
Deposits by banks (non-customer deposits)	0.1	1.2	—	—	—	1.3	—	—	—	1.3
CDs and Commercial Paper	1.9	2.2	1.6	0.4	0.5	6.6	—	—	—	6.6
Senior unsecured
– public benchmark	—	0.8	1.5	—	1.0	3.3	1.1	2.4	0.7	7.5
– privately placed	0.1	0.2	0.2	0.1	0.3	0.9	0.6	0.7	0.7	2.9
Covered bonds	—	—	1.3	0.1	—	1.4	2.8	6.0	6.8	17.0
Securitisation and Structured Issuance	1.2	0.3	1.7	3.2	1.3	7.7	7.1	9.7	1.4	25.9
Subordinated liabilities	—	—	—	—	—	—	—	0.1	4.4	4.5

	3.3	4.7	6.3	3.8	3.1	21.2	11.6	18.9	14.0	65.7

Total at 31 December 2013	3.3	4.7	6.3	3.8	3.1	21.2	11.6	18.9	14.0	65.7

Of which:
– secured	1.2	0.3	3.0	3.3	1.3	9.1	9.9	15.7	8.2	42.9
– unsecured	2.1	4.4	3.3	0.5	1.8	12.1	1.7	3.2	5.8	22.8

Currency composition of wholesale funds

Where term funding is raised in foreign currencies, cross currency matched swaps are used to convert the foreign currency into sterling. Where short-term deposits are raised in US dollars or Euros, these are used to purchase eligible liquidity pool assets, place funds at the Federal Reserve or swapped into sterling. At 30 June 2015 and at 31 December 2014 and 2013, the proportion of wholesale funding by major currencies was as follows:

	Sterling %	US Dollar %	Euro %	Other currencies %
30 June 2015 (unaudited)
Deposits by banks (non-customer deposits)	12	72	11	5
CDs and Commercial Paper	27	58	15	—
Senior unsecured – public benchmark	14	37	49	—
– privately placed	14	10	73	3
Covered bonds	34	—	65	1
Securitisation and Structured Issuance	46	29	24	1
Subordinated liabilities and equity (including AT1 issuance)	76	23	—	1

	33	26	40	1

31 December 2014
Deposits by banks (non-customer deposits)	7	77	16	—
CDs and Commercial Paper	19	64	17	—
Senior unsecured – public benchmark	10	43	45	2
– privately placed	18	13	66	3
Covered bonds	32	—	67	1
Securitisation and Structured Issuance	40	30	29	1
Subordinated liabilities	71	26	—	3

	31	27	41	1

31 December 2013
Deposits by banks (non-customer deposits)	9	90	1	—
CDs and Commercial Paper	17	65	16	2
Senior unsecured – public benchmark	13	41	43	3
– privately placed	40	16	34	10
Covered bonds	29	—	70	1
Securitisation and Structured Issuance	35	33	31	1
Subordinated liabilities	62	27	8	3

	31	28	39	2

Reconciliation of wholesale funding to the balance sheet

The tables below present a reconciliation of wholesale funding to the balance sheet at 30 June 2015 and at 31 December 2014 and 2013.

	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(2) £bn	Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn		Subordinated liabilities £bn	Share capital, other equity instruments and non-controlling interests(4) £bn
30 June 2015 (unaudited)
Deposits by banks (non-customer deposits)	1.3	—		—	—	—	1.3		—	—
CDs and Commercial Paper	8.1	—		—	8.0	0.1	—		—	—
Senior unsecured – public benchmark	12.1	—		—	12.1	—	—		—	—
– privately placed	5.7	—		—	3.3	2.4	—		—	—
Covered bonds	16.2	—		—	16.2	—	—		—	—
Securitisation and Structured Issuance	16.9	4.3		0.5	11.6	—	0.5		—	—
Subordinated liabilities and equity	5.0	—		—	—	—	—		3.2	1.8

Total wholesale funding	65.3	4.3		0.5	51.2	2.5	1.8		3.2	1.8
Repos	8.3	—		—	—	—	8.3		—	—
Foreign exchange and hedge accounting	(1.7)	—		—	(1.8)	—	—		0.1	—
Other	8.7	3.0	(1)	—	—	—	5.4	(3)	0.3	—

Balance sheet total	80.6	7.3		0.5	49.4	2.5	15.5		3.6	1.8

(1)	Principally consists of items in the course of transmission and other deposits. See Note 19 to the Condensed Consolidated Interim Financial Statements.
(2)	Included in the balance sheet total of £158,150m (2014: £153,606m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 20 to the Condensed Consolidated Interim Financial Statements.
(4)	Consists of £14m (2014: £35m) fixed/floating rate non-cumulative callable preference shares, £235m (2014: £297m) Step-up Callable Perpetual Reserve Capital Instruments, £7m (2014: £7m) of Step-up Callable Perpetual Preferred Securities and £1,545m (2014: £800m) Perpetual Capital Securities (net of issuance costs). See Notes 27 and 33 to the Condensed Consolidated Interim Financial Statements.

		Balance sheet line item
	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(2) £bn	Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn		Subordinated liabilities £bn	Share capital and non- controlling interests(4) £bn
31 December 2014
Deposits by banks (non-customer deposits)	1.9	—		—	—	—	1.9		—	—
CDs and Commercial Paper	8.3	—		—	8.0	0.3	—		—	—
Senior unsecured – public benchmark	8.9	—		—	8.9	—	—		—	—
– privately placed	5.0	—		—	2.5	2.5	—		—	—
Covered bonds	17.7	—		—	17.7	—	—		—	—
Securitisation and Structured Issuance	19.6	4.8		0.5	14.1	—	0.2		—	—
Subordinated liabilities	4.8	—		—	—	—	—		3.7	1.1

Total wholesale funding	66.2	4.8		0.5	51.2	2.8	2.1		3.7	1.1
Repos	8.4	—		—	—	—	8.4		—	—
Foreign exchange and hedge accounting	0.7	—		—	0.6	—	—		0.1	—
Other	8.4	3.4	(1)	—	—	—	4.8	(3)	0.2	—

Balance sheet total	83.7	8.2		0.5	51.8	2.8	15.3		4.0	1.1

31 December 2013
Deposits by banks (non-customer deposits)	1.3	—		—	—	—	1.3		—	—
CDs and Commercial Paper	6.6	—		—	5.8	0.8	—		—	—
Senior unsecured – public benchmark	7.5	—		—	7.5	—	—		—	—
– privately placed	2.9	—		—	0.3	2.6	—		—	—
Covered bonds	17.0	—		—	17.0	—	—		—	—
Securitisation and Structured Issuance	25.9	5.5		0.9	19.5	—	—		—	—
Subordinated liabilities	4.5	—		—	—	—	—		3.9	0.6

Total wholesale funding	65.7	5.5		0.9	50.1	3.4	1.3		3.9	0.6

		Balance sheet line item
	Funding analysis £bn	Deposits by banks £bn		Deposits by customers(2) £bn	Debt securities in issue £bn	Financial liabilities at fair value £bn	Trading liabilities £bn		Subordinated liabilities £bn	Share capital and non- controlling interests(4) £bn
Repos	12.8	—		—	—	—	12.8		—	—
Foreign exchange and hedge accounting	0.9	—		—	0.8	—	—		0.1	—
Other	10.7	3.2	(1)	—	—	—	7.2	(3)	0.3	—

Balance sheet total	90.1	8.7		0.9	50.9	3.4	21.3		4.3	0.6

(1)	Principally consists of items in the course of transmission and other deposits. See Note 28 to the Consolidated Financial Statements.
(2)	Included in the balance sheet total of £153,606m (2013: £147,167m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 30 to the Consolidated Financial Statements.
(4)	Consists of £35m (2013: £300m) fixed/floating rate non-cumulative callable preference shares, £297m (2013: £297m) step-up callable perpetual reserve capital instruments, £7m of step-up callable perpetual preferred securities (2013: £7m) and £800m (2013: £nil) perpetual capital securities. See Notes 38 and 47 to the Consolidated Financial Statements.

In addition to deposit and wholesale funding, Santander UK has access to the following UK Government schemes:

i) Funding for Lending Scheme (‘FLS’)

This Bank of England and HM Treasury scheme is designed to boost lending to UK households and non-financial companies, by providing funding to banks and building societies for an extended period, with both the price and quantity of funding provided linked to the net lending to the UK non-financial sector over a specified period. The FLS allows participants to borrow UK Treasury bills in exchange for eligible collateral during a drawdown window. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

ii) Contingent Term Repo Facility (‘CTRF’)

The CTRF provides short-term liquidity to the market through monthly auctions and using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

iii) Indexed Long-Term Repo (‘ILTR’)

These Bank of England operations are aimed at banks, building societies and broker-dealers with a predictable need for liquid assets. The Bank of England offers funds via an ILTR operation once each calendar month, normally with a six-month maturity. Participants are able to borrow using eligible collateral as security. Eligible collateral consists of all collateral eligible in the Bank of England’s Discount Window Facility.

Funding developments in the first half of 2015 (unaudited)

Our overall funding strategy remains to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. As part of this strategy, Santander UK raises funding in a number of currencies, including sterling, US dollars and euro, and converts foreign currency funding back into sterling via currency swaps to fund its commercial assets which are largely sterling denominated.

As in 2014, the focus of new issuance in the first half of 2015 was in the unsecured markets. In total, we issued four public unsecured securities. In addition to the unsecured issuance, we issued residential mortgage-backed securities and two covered bonds, forms of financing that permit us to benefit from our prime UK mortgage assets. The first four months of 2015 provided, on the whole, stable market conditions. While the latter part of the half year was dominated by market instability caused by recent focus on Greece’s membership of the eurozone, the wholesale funding markets that we operate in continued to offer economically viable sources of funding with a balanced mix of wholesale unsecured and secured new issuance. The cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now lower spread environment.

In the first half of 2015, our MTF issuance was £8.0bn (year ended 31 December 2014: £12.9bn). In June 2015, the Company issued its first public issuance of £750m of Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities. Maturities in the first half of 2015 were £9.1bn (year ended 31 December 2014: £14.4bn). At 30 June 2015, 71% (2014: 65%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 43 months (2014: 40 months).

During the first half of 2015, our continuing strategy of building closer customer relationships through the 1|2|3 World retail offering created additional current account liabilities that further strengthened this stable funding source.

With no additional drawings made in the first half of 2015, total drawdowns of Treasury Bills under the Funding for Lending Scheme remained £2.2bn at 30 June 2015 (2014: £2.2bn).

Funding developments in 2014 (unaudited)

Our overall funding strategy is to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. As part of this strategy, Santander UK raises funding in a number of currencies, including US dollars and euro, and converts these back into sterling to fund its commercial assets which are largely sterling denominated. In keeping with the pattern of new issuance in 2013, the focus of new issuance in 2014 was in the unsecured markets. In total, we issued six public US dollar unsecured securities and one public euro unsecured security. In addition to the unsecured issuance, we issued residential mortgage-backed securities and two benchmark Sterling covered bonds, forms of financing that permit us to benefit from our prime UK mortgage assets. The improvement in market sentiment over the medium term continued in 2014. The wholesale funding markets that we operate in, whilst subject to some limited short term volatility, continued to be stable, offering us economically viable sources of funding. This stable market backdrop allowed us to continue to have a more balanced mix of wholesale unsecured and secured new issuance than in recent years. Overall, the cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now more stable capital markets environment.

In 2014, our MTF issuance was £12.9bn (2013: £6.6bn). In June and December 2014, respectively, £500m and £300m of Perpetual Capital Securities were issued to Banco Santander, S.A. In addition, £2.2bn of Treasury bills were drawn under the FLS.

Maturities in 2014 were approximately £14.4bn (2013: £15.4bn). At 31 December 2014, 65% (2013: 68%) of wholesale funding had a maturity of greater than one year, with an overall residual duration for wholesale funding of 40 months (2013: 40 months).

During 2014, our continuing strategy of building closer customer relationships through the 1|2|3 World retail offering created additional current account liabilities that further strengthened this stable funding source. At the same time, the level of less stable retail and corporate instant access accounts reduced as a constituent of the funding mix.

Term issuance (first half of 2015) (unaudited)

In the first half of 2015, the majority of term issuance was unsecured, consistent with the issuance strategy in 2014. During the period, term issuance (sterling equivalent) comprised:

		Six months ended 30 June 2015 (unaudited)		Year ended 31 December 2014
	Sterling £bn	US Dollar £bn	Euro £bn	Total £bn	Total £bn
Securitisations	0.9	0.8	—	1.7	1.8
Covered bonds – privately placed	—	—	—	—	—
– publicly placed	0.5	—	0.7	1.2	2.2
Structured notes	—	—	—	—	0.4
Senior unsecured – privately placed	—	—	0.9	0.9	3.0
– public benchmark	0.8	0.7	1.9	3.4	4.7
Subordinated debt and equity (including AT1 issuance)	0.8	—	—	0.8	0.8

Total gross issuances	3.0	1.5	3.5	8.0	12.9

Term issuance (year-end) (audited)

In 2014, the majority of Santander UK’s term issuance was in unsecured format, consistent with the issuance strategy in 2013. During the year, term issuance (sterling equivalent) comprised:

	Sterling £bn	US Dollar £bn	Euro £bn	Total 2014 £bn	Total 2013 £bn
Securitisations	0.9	0.9	—	1.8	1.7
Covered bonds – privately placed	—	—	—	—	0.8
– publicly placed	1.0	—	1.2	2.2	0.5
Structured notes	0.1	0.2	0.1	0.4	0.4
Senior unsecured – privately placed	—	0.2	2.8	3.0	0.2
– public benchmark	0.5	2.6	1.6	4.7	2.1
Subordinated debt	0.8	—	—	0.8	0.9

Total gross issuances	3.3	3.9	5.7	12.9	6.6

Encumbrance

The ability to pledge assets is an integral part of a financial institution’s operations, and includes asset securitisation or related structured funding, the pledging of collateral to support the use of payment/settlement systems, and entering into derivatives, securities repurchase agreements and securities borrowing arrangements. An asset is encumbered if it has been pledged as collateral against an existing liability, and as a result is no longer available to secure funding, satisfy collateral needs or be sold to reduce potential future funding requirements.

Santander UK carries out a number of activities which lead to asset encumbrance, including:

•	Entering into securitisation, covered bonds, and re-purchase agreements, including central bank funding programmes, to gain access to medium and long-term funding;

•	Entering into short-term funding transactions, including re-purchase agreements, reverse re-purchase agreements and stock borrowing transactions to support trading strategies;

•	Participating in payment and settlement systems; and

•	Posting collateral as part of OTC and exchange-traded derivatives activity.

Santander UK monitors the mix of secured and unsecured funding sources within its funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations. Santander UK’s most significant source of encumbrance is the use of its mortgage portfolio to raise funds via securitisation, covered bonds or other structured borrowing. Santander UK ensures that it controls the level of encumbrance arising from these activities by establishing a minimum acceptable level of unencumbered assets that must be available after taking account of future funding plans, whether assets can be used for future collateral needs, the impact of potential stress conditions and the current level of encumbrance. Santander UK also ensures that its secured funding activities are not structurally subordinating its liabilities.

On-balance sheet encumbered and unencumbered assets

	30 June 2015 Unencumbered assets (unaudited)				31 December 2014 Unencumbered assets
	Encumbered assets £m	Readily realisable £m	Other £m	Total assets £m	Encumbered assets £m	Readily realisable £m	Other £m	Total assets £m
Cash and balances at central banks(1)(2)	331	14,887	—	15,218	318	22,244	—	22,562
Trading assets	14,747	2,313	8,565	25,625	15,086	802	5,812	21,700
Derivative financial instruments	—	—	20,589	20,589	—	—	23,021	23,021
Financial assets designated at fair value	—	1,992	737	2,729	8	2,100	773	2,881
Loans and advances to banks	93	298	2,113	2,504	122	—	1,935	2,057
Loans and advances to customers	54,846	115,771	24,320	194,937	56,851	106,683	25,157	188,691
Loans and receivables securities	—	66	—	66	—	118	—	118
Available-for-sale securities	1,979	7,117	—	9,096	1,527	7,417	—	8,944
Macro hedge of interest rate risk	—	—	743	743	—	—	963	963
Interests in other entities	—	—	40	40	—	—	38	38
Intangible assets	—	—	2,210	2,210	—	—	2,187	2,187
Property, plant and equipment	—	—	1,571	1,571	—	—	1,624	1,624
Current tax assets	—	—	36	36	—	—	—	—
Deferred tax	—	—	—	—	—	—	—	—
Retirement benefit assets	—	—	349	349	—	—	315	315
Other assets	—	—	1,517	1,517	—	—	876	876

	71,996	142,444	62,790	277,230	73,912	139,364	62,701	275,977

(1)	Encumbered cash and balances at central banks represent minimum cash balances required to be maintained with central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks represent amounts held at central banks as part of the Santander UK group’s liquidity management activities.

	2014				2013
		Unencumbered assets				Unencumbered assets
	Encumbered assets £m	Readily realisable £m	Other £m	Total assets £m	Encumbered assets £m	Readily realisable £m	Other £m	Total assets £m
Cash and balances at central banks(1)(2)	318	22,244	—	22,562	315	26,059	—	26,374
Trading assets	15,086	802	5,812	21,700	12,123	1,548	8,623	22,294
Derivative financial instruments	—	—	23,021	23,021	—	—	20,049	20,049
Financial assets designated at fair value	8	2,100	773	2,881	—	2,407	340	2,747
Loans and advances to banks	122	—	1,935	2,057	129	—	2,218	2,347
Loans and advances to customers	56,851	106,683	25,157	188,691	58,960	106,767	18,860	184,587
Loans and receivables securities	—	118	—	118	160	931	10	1101
Available-for-sale securities	1,527	7,417	—	8,944	897	4,108	—	5,005
Macro hedge of interest rate risk	—	—	963	963	—	—	769	769
Interests in other entities	—	—	38	38	—	—	27	27
Intangible assets	—	—	2,187	2,187	—	—	2,335	2,335
Property, plant and equipment	—	—	1,624	1,624	—	—	1,521	1,521
Current tax assets	—	—	—	—	—	—	114	114
Deferred tax	—	—	—	—	—	—	16	16
Retirement benefit assets	—	—	315	315	—	—	118	118
Other assets	—	—	876	876	—	—	882	882

	73,912	139,364	62,701	275,977	72,584	141,820	55,882	270,286

(1)	Encumbered cash and balances at central banks represent minimum cash balances required to be maintained with central banks for regulatory purposes.
(2)	Readily realisable cash and balances at central banks represent amounts held at central banks as part of the Santander UK group’s liquidity management activities.

At 31 December 2014, only £73.9bn (2013: £72.6bn) of Santander UK’s assets were encumbered which primarily related to funding secured against loans and advances to customers, and cash collateral included within trading assets, posted to satisfy margin requirements on derivatives.

Unencumbered assets classified as readily realisable include cash and securities held in the eligible liquidity pool as well as additional unencumbered assets which provide a source of contingent liquidity. Whilst these additional unencumbered assets are not relied upon in Santander UK’s Liquidity Risk Appetite, in stress conditions a portion may be utilised to generate liquidity through use as collateral for secured funding or through outright sale.

Unencumbered assets not classified as readily realisable consist primarily of derivatives and loans and advances to customers. Loans and advances to customers are only classified as readily realisable if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions. All other loans and advances are conservatively classified as not readily realisable; however a proportion would be suitable for use in secured funding structures.

Encumbrance of customer loans and advances

Santander UK has provided prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through its mortgage-backed and other asset-backed funding programmes, as described in Note 19 to the Consolidated Financial Statements. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral for funding purposes in other Bank of England, Swiss National Bank, and US Federal Reserve facilities) and other asset-backed notes. Santander UK also has an established covered bond programme, whereby securities are issued to investors and are guaranteed by a pool of ring-fenced residential mortgages.

At 30 June 2015 (unaudited), total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £26,832m (2014: £32,373m), including gross issuance of £2,883m (2014: £4,023m) and redemptions of £7,942m (2014: £8,440m). At 30 June 2015, a total of £12,347m (2014: £14,373m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £5,987m at 30 June 2015 (2014: £6,444m), or for creating collateral which could in the future be used for liquidity purposes.

At 31 December 2014, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £32,373m (2013: £37,247m), including gross issuance of £4,023m (2013: £2,962m) and redemptions of £8,440m (2013: £9,917m). At 31 December 2014, a total of £14,373m (2013: £14,599m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £6,444m at 31 December 2014 (2013: £7,559m), or for creating collateral which could in the future be used for liquidity purposes.

30 June 2015 compared with 31 December 2014 (unaudited)

The level of encumbrance arising from external issuance of securitisations and covered bonds decreased in the first half of 2015 as planned, reflecting the desire to shift new wholesale funding issuance away from the secured markets where possible. It is expected that the overall level of encumbrance will remain stable in the rest of 2015.

2014 compared with 2013 (unaudited)

The level of encumbrance arising from external issuance of securitisations and covered bonds decreased in 2014 as planned, reflecting both the overall reduction in wholesale funding and the desire to shift new wholesale funding issuance away from the secured markets where possible. It is expected that the overall level of encumbrance will continue to decrease in 2015, albeit at a slower pace than in 2014.

CREDIT RATINGS (unaudited)

The existing contractual funding and margin requirements are dependent on the Santander UK plc credit rating rather than the rating of Santander UK Group Holdings plc.

The tables below reflect the Santander UK group’s exposure to a credit rating downgrade of Santander UK plc:

Contractual credit rating downgrade exposure (cumulative cash flow)

	Cumulative cash outflow
	One-notch downgrade £bn	Two-notch downgrade £bn
30 June 2015 (unaudited)
Securitisation derivatives	2.5	3.1
Contingent liabilities and derivatives margining	1.9	2.3

Total contractual funding or margin requirements	4.4	5.4

31 December 2014
Securitisation derivatives	3.3	4.1
Contingent liabilities and derivatives margining	2.6	3.0

Total contractual funding or margin requirements	5.9	7.1

31 December 2013
Securitisation derivatives	4.1	5.6
Contingent liabilities and derivatives margining	3.5	3.9

Total contractual funding or margin requirements	7.6	9.5

Capital risk (unaudited)

Santander UK adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. This approach operates within the Board-approved Risk Appetite, and takes into account the commercial environment in which Santander UK operates, management’s strategy for each of its material risks and the potential impact of adverse scenarios and stresses. Details of Santander UK’s objectives, policies and processes for managing capital can be found in Note 46 to the Consolidated Financial Statements.

Capital risk is the risk of Santander UK not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements and market expectations.

Whilst Santander UK is part of the wider Banco Santander group, Santander UK Group Holdings plc is incorporated in the UK, its group is regulated by the PRA and does not benefit from parental guarantees and operates as an autonomous subsidiary. As such, responsibility for the management, control and assurance of capital risk lies with the Board and, when applicable, certain subsidiary boards. The Board delegates day-to-day responsibility for capital risk to the CEO.

The Capital Risk Framework, reviewed by the Board annually, describes the high level arrangements for identifying, assessing, managing and reporting capital risk.

Scope of Santander UK’s capital adequacy

Santander UK is a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the PRA (as a UK authorised banking group) and the Banco de España (as a member of the Banco Santander group). The ECB commenced supervision of the Banco Santander group in November 2014 as part of the Single Supervisory Mechanism (‘SSM’).

As a PRA regulated entity, Santander UK is expected to satisfy the PRA capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the PRA that it can withstand capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the PRA exercises oversight through its rules and regulations on the Santander UK Group Holdings plc Board and senior management appointments.

Santander UK has applied Banco Santander, S.A.’s approach to capital measurement and risk management in its implementation of CRD IV. As a result, Santander UK Group Holdings plc has been classified as a significant subsidiary of Banco Santander, S.A. at 30 June 2015 and at 31 December 2014. Further information on the CRD IV risk measurement of Santander UK’s exposures is included in Banco Santander, S.A.’s Pillar 3 report.

Santander UK Group Holdings plc became the holding company of Santander UK plc with effect from 10 January 2014. From this date, Santander UK Group Holdings plc became the head of the Santander UK group for regulatory capital and leverage purposes. The basis of consolidation used for capital-related disclosures in this document reflects the Santander UK group, which corresponds to the basis of consolidation of the financial statements.

Capital transferability between Santander UK’s subsidiaries is managed in accordance with Santander UK’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between the Company and its subsidiaries.

CAPITAL RISK MANAGEMENT

The key elements of Santander UK’s capital management are:

Approach to Capital Risk

•	Strategic capital risk management where, in the form of an annual capital plan (contained within the Internal Capital Adequacy Assessment Process (‘ICAAP’)), the regulatory and internal capital requirements and capital resources are forecasted based on the medium term business plan. Alongside this capital plan, Santander UK stresses the capital requirements and resources using a suite of macroeconomic scenarios.

•	Short term, tactical capital risk management, where frequent monitoring and reporting against the capital plan is performed to detect where any deterioration or change in the planned business performance may impact the capital levels. Additionally, monthly monitoring of the economic assumptions used to create and stress the capital plan against economic reality is undertaken to detect potential deterioration in the capital levels.

•	Decisions on the allocation of capital resources are conducted as part of Santander UK’s strategic planning process based on the relative returns on capital using both economic and regulatory capital measures.

•	Santander UK also defines management actions in the event that an extremely severe period of stress threatens its viability and solvency. These include, but are not limited to: suspension of disbursements; divestment of assets; selective reduction in new business activity and capital issuances.

Santander UK manages its capital based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The regulatory capital position at 30 June 2015 and at 31 December 2014 is based on the CRD IV rules, which implement Basel III in the EU and came into force on 1 January 2014. Regulatory capital demand is quantified for credit, trading market, banking market, operational, pension obligation and securitisation risk in accordance with PRA requirements. Santander UK produces and shares with the PRA its ICAAP document, which can result in the PRA advising the firm of an amount and quality of capital (Pillar 2A) it considers the firm should hold in addition to Pillar 1 to meet the overall financial adequacy rule. At 30 June 2015 and at 31 December 2014, the PRA’s Pillar 2A guidance to Santander UK was 3.6% of RWAs, of which 2.0% (56% of Pillar 2A) should be met by CET 1 capital.

Capital regulation developments in the first half of 2015 (unaudited)

The Basel Committee on Banking Supervision produced a proposal for the treatment of interest rate risk in the banking book in June 2015. This proposal, with other proposed revisions to the capital treatment of trading book market risk, operational risk, credit risk standardised approaches and capital floors, has the potential to significantly impact the measurement of RWAs over the medium term and could adversely impact Santander UK’s capital ratios. Other adverse impacts to Santander UK’s capital position are possible from EBA Regulatory Technical Standards, which continue to be produced to extend the CRD IV rules, and from changes to the UK Pillar 2 regime currently proposed by the PRA.

Capital regulation developments in 2014 (unaudited)

The Bank of England, acting through the FPC, undertook a review of the leverage ratio during 2014, the results of which were published on 31 October 2014. It recommended that a minimum leverage ratio requirement should be set at 3%, with additional supplementary leverage and countercyclical leverage ratio buffers to be held. These buffers would be set equal to 35% of the risk-weighted systemic buffer and countercyclical buffer respectively. This framework will supersede the current supervisory expectation that a 3% leverage ratio is maintained.

The Basel Committee on Banking Supervision also produced a range of proposals for revisions to the capital treatment of trading book market risk, operational risk, credit risk standardised approaches and capital floors. These proposals have the potential to significantly impact the measurement of RWAs for these risk types. In addition, the European Banking Authority is continuing to develop and finalise a range of Regulatory Technical Standards which extend the CRD IV rules.

CAPITAL MANAGEMENT AND RESOURCES

Key capital ratios

The calculations of capital are prepared on a basis consistent with Santander UK’s regulatory filings at 30 June 2015 and at 31 December 2014, following the adoption of CRD IV with effect from 10 January 2014. Ratios are calculated by taking the relevant capital resources as a percentage of RWAs.

The table below summarises Santander UK’s capital ratios under CRD IV:

	30 June 2015% (unaudited)	31 December 2014%
CET 1 capital ratio	11.7	11.9
Total capital ratio	16.8	17.3

Regulatory capital resources

The table below analyses the composition of Santander UK’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with Santander UK’s regulatory filings at 30 June 2015 and at 31 December 2014, following the adoption of CRD IV with effect from 10 January 2014.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Common Equity Tier 1 (‘CET 1’) capital instruments and reserves:
– Capital instruments	7,060	11,268
– Retained earnings	6,069	4,056
– Accumulated other comprehensive income, other reserves and non-controlling interest	270	(2,270)

CET 1 capital before regulatory adjustments	13,399	13,054

CET 1 regulatory adjustments:
– Additional value adjustments	(96)	(101)
– Intangible assets (net of tax)	(2,187)	(2,174)
– Fair value reserves related to gains or losses on cash flow hedges	(131)	(262)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(535)	(484)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(41)	(17)
– Deferred tax assets that rely on future profitability excluding timing differences	(10)	(11)
– Defined benefit pension fund assets	(273)	(249)
– Dividend accrual	(27)	—
– Deduction for minority interests	(123)	—

Total regulatory adjustments to CET 1	(3,423)	(3,298)

CET 1 capital	9,976	9,756

Additional Tier 1 (‘AT1’) capital instruments:
– Capital instruments	1,545	800
– Amounts of qualifying items subject to phase out from AT1	701	1,066

AT1 capital before regulatory adjustments	2,246	1,866

AT1 regulatory adjustments:
– Deductions for instruments issued by subsidiary undertakings	(163)	(117)

Total regulatory adjustments to AT1	(163)	(117)

AT1 capital	2,083	1,749

Tier 1 capital	12,059	11,505

Tier 2 capital instruments:
– Capital instruments	1,799	1,819
– Amounts of qualifying items subject to phase out from Tier 2	1,096	1,253

Tier 2 capital before regulatory adjustments	2,895	3,072

Tier 2 regulatory adjustments:
– Deductions for instruments issued by subsidiary undertakings	(627)	(322)

Total regulatory adjustments to Tier 2	(627)	(322)

Tier 2 capital	2,268	2,750

Total capital	14,327	14,255

Total regulatory capital consists of:

CET 1 capital instruments and reserves

Capital instruments comprise ordinary share capital of £7,060m (2014: £11,268m). Also included in CET 1 capital before regulatory adjustments are retained earnings of £6,069m (2014: £4,056m) and accumulated other comprehensive income, other reserves and non-controlling interest of £270m (2014: £(2,270)m), as per the Condensed Consolidated Balance Sheet.

CET 1 regulatory adjustments

CET 1 regulatory adjustments represent adjustments to capital and reserves attributable to ordinary shareholders required under CRD IV. The adjustments applicable to Santander UK are as follows:

•	Additional value adjustments: Prudent valuation adjustments of £96m (2014: £101m) assessed using a PRA-defined approach.

•	Intangible assets: Goodwill and intangible assets of £2,187m (2014: £2,174m) net of deferred tax of £23m (2014: £22m) represent goodwill arising on the acquisition of businesses and certain capitalised computer software costs.

•	Fair value reserves relating to gains or losses on cash flow hedges: Gains on cash flow hedges of £131m (2014: gains of £262m) which have been recognised in reserves.

•	Negative amounts resulting from the calculation of regulatory expected loss amounts: Excess expected losses deduction of £535m (2014: £484m) representing the difference between expected loss calculated in accordance with Santander UK’s Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and impairment loss allowances calculated in accordance with IFRS. Santander UK’s accounting policy for impairment loss allowances is set out in Note 1 to the Consolidated Financial Statements. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date.

•	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing: This consists of a debit valuation adjustment of £31m (2014: £28m) relating to changes in OTC derivatives and changes in liabilities designated at fair value through profit and loss of £10m (2014: £(11)m) relating to changes in the own credit risk of entities within the Santander UK group.

•	Deferred tax assets that rely on future probability excluding timing differences: Removal of deferred tax assets of £10m (2014: £11m).

•	Defined benefit pension fund assets: Removal of the defined benefit pension scheme assets of £273m (2014: £249m) net of deferred tax of £76m (2014: £66m).

•	Dividend accrual: This consists of foreseeable future dividends from current period profits of £27m.

•	Deduction for minority interests: This consists of the non-controlling interest relating to the PSA cooperation.

AT1 capital instruments

AT1 capital consists of preference shares and innovative/hybrid Tier 1 securities. All such instruments issued by the Santander UK group prior to 1 January 2014 do not fully meet the CRD IV requirements for AT1 capital which became effective on that date. These instruments are subject to transitional phase out provisions under CRD IV which restrict their recognition as capital. The £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities (net of issuance costs) and the £800m Perpetual Capital Securities issued in the first half of 2015 and 2014, respectively, meet the CRD IV AT1 rules and are fully recognised as AT1 capital.

AT1 regulatory adjustments

AT1 regulatory adjustments represent adjustments to AT1 capital required under CRD IV, relating to deductions for instruments issued by subsidiary undertakings.

Tier 2 capital

Tier 2 capital consists of fully CRD IV eligible Tier 2 instruments and ‘grandfathered’ Tier 2 instruments whose capital recognition is subject to CRD IV transitional phase out provisions.

Tier 2 regulatory adjustments

Tier 2 regulatory adjustments represent adjustments to Tier 2 capital required under CRD IV, also relating to deductions for instruments issued by subsidiary undertakings.

Movements in regulatory capital

Movements in regulatory capital during the six months ended 30 June 2015 and the year ended 31 December 2014 are set out below. The calculations are prepared on a basis consistent with Santander UK’s regulatory filings at 30 June 2015 and 31 December 2014.

	30 June 2015 £m (unaudited)	31 December 2014 £m
CET 1 capital
Opening amount	9,756	9,039
Contribution to CET 1 for the period:
– Increase in retained earnings	2,013	679
– Decrease in capital instruments due to the cancellation and extinguishment of ordinary shares	(4,208)	—
– Increase in comprehensive income and other reserves	2,540	389
– Decrease/(increase) in additional value adjustments	5	(26)
– (Increase)/decrease in intangible assets (net of tax)	(13)	145
– Increase/(decrease) in fair value reserves related to gains and losses on cash flow hedges	131	(372)
– (Increase)/decrease in negative amounts resulting from the calculation of regulatory expected loss amounts	(51)	60
– (Loss)/gain on liabilities valued at fair value resulting from changes in own credit standing	(24)	8
– Increase in defined benefit pension fund assets	(24)	(155)
– Increase in dividend accrual	(27)	—
– Increase in deductions for minority interests	(123)	—
– Decrease/(increase) in deferred tax assets that rely on future profitability excluding timing differences	1	(11)

Closing amount	9,976	9,756

AT1 capital
Opening amount	1,749	1,298
– Increase in capital instruments	745	800
– Decrease in amount of qualifying items subject to phase out from AT1	(365)	(232)
– Increase in minority interest deductions	(46)	(117)

Closing amount	2,083	1,749

Tier 2 capital
Opening amount	2,750	3,020
– (Increase)/decrease in capital instruments	(20)	52
– Increase in qualifying items subject to phase out from Tier 2	(157)	—
– Increase in minority interest deductions	(305)	(322)

Closing amount	2,268	2,750

Total regulatory capital	14,327	14,255

30 June 2015 compared to 31 December 2014 (unaudited)

The changes in CET 1 capital reflect movements in ordinary share capital and profits for the six months ended 30 June 2015 and the year ended. 31 December 2014 after adjustment to comply with the PRA’s rules. Santander UK complied with the PRA’s capital adequacy requirements during the six months ended 30 June 2015 and the year ended 31 December 2014.

During the six months ended 30 June 2015, CET 1 capital increased by £220m to £9,976m. This was largely due to profits for the period attributable to equity holders of the parent of £697m, less interim ordinary dividends approved of £314m. During the first half of 2015, the increase in AT1 capital was due to the issuance of £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities (net of issuance costs) as set out in Note 27 to the Condensed Consolidated Interim Financial Statements.

2014 compared to 2013 (unaudited)

The changes in CET 1 capital reflect movements in ordinary share capital and profits for the year ended 31 December 2014 after adjustment to comply with the PRA’s rules. Santander UK complied with the PRA’s capital adequacy requirements during the year ended 31 December 2014.

During the year ended 31 December 2014, CET 1 capital increased by £717m to £9,756m. This was largely due to profits for the year of £1,110m, less an interim ordinary dividend approved of £487m. During 2014, the increase in AT1 capital was due to the issuance of £800m Perpetual Capital Securities to our immediate parent company as set out in Note 38 to the Consolidated Financial Statements.

Regulatory Leverage – using PRA definition

The Basel III and CRD IV rules include proposals for the use of a leverage ratio as a backstop measure to risk-based capital ratios. The methodology for the calculation of the exposure measure leverage ratio has now been defined in the EU through European Commission Delegated Regulation. Santander UK is required to meet a minimum level for the end point Tier 1 Leverage Ratio under the framework established by the Financial Policy Committee’s review of the Leverage Ratio.

The table below presents the leverage ratio calculated using the approach requested by the PRA using end-point Tier 1 capital. Santander UK exceeded the proposed minimum 3% leverage ratio at 30 June 2015 and 31 December 2014.

	30 June 2015 £m (unaudited)	31 December 2014 £m
Regulatory exposure	279,326	276,296
End-point Tier 1 capital	11,521	10,556
PRA end-point Tier 1 leverage ratio	4.1%	3.8%

The leverage ratio framework requires certain adjustments to be made to total assets per the consolidated balance sheet to calculate an exposure for leverage purposes. A reconciliation of total assets per the consolidated balance sheet to the regulatory exposure for leverage purposes at 30 June 2015 and 31 December 2014 is as follows:

	30 June 2015 £m(unaudited)	31 December 2014 £m
Total assets per consolidated balance sheet	277,230	275,977
Derivatives netting adjustment and potential future exposure	(12,219)	(14,385)
Securities financing current exposure add-on	2,741	2,275
Removal of IFRS netting	1,942	2,036
Commitments calculated in accordance with Basel Committee Leverage Framework	12,637	13,299
CET 1 regulatory adjustments	(3,005)	(2,906)

	279,326	276,296

The adjustments are as follows:

•	Derivatives netting and potential future exposure: Where derivative netting is allowed in the calculation of regulatory risk weights for derivatives, this is also allowed for the purposes of the leverage ratio. This is partially offset by the inclusion of the potential future exposure as used in the calculation of regulatory RWAs for derivatives.

•	Securities financing current exposure add-on: An add-on for securities financing transactions to reflect current exposure is included for the purposes of the leverage ratio.

•	Removal of IFRS netting: Where netting of assets and liabilities is permitted under IFRS, this is removed for the purposes of the leverage ratio.

•	Commitments calculated in accordance with Basel Committee Leverage Framework: The gross value of undrawn commitments is added to total assets for leverage purposes after applying regulatory credit conversion factors.

•	CET 1 regulatory adjustments: Where assets are deducted from CET 1, they can be deducted from total assets for the purposes of the leverage ratio.

Risk-weighted assets (‘RWAs’)

The tables below analyse the composition of RWAs. The calculations are prepared on a basis consistent with Santander UK’s regulatory filings at 30 June 2015 and 31 December 2014.

RWAs by risk	30 June 2015 £bn(unaudited)	31 December 2014 £bn
Credit risk	69.9	66.3
Counterparty risk	5.2	5.1
Market risk	3.5	4.3
Operational risk	6.6	6.6

	85.2	82.3

RWAs by segment	30 June 2015 £bn(unaudited)	31 December 2014 £bn
Retail Banking	42.2	38.4
Commercial Banking	19.4	19.9
Corporate & Institutional Banking	16.9	16.8
Corporate Centre	6.7	7.2

	85.2	82.3

RWAs by segment may be further analysed into the balance sheet amount, the equivalent regulatory exposure measured under the standardised and IRB approaches, the risk-weighting applied to those regulatory exposures, and the resulting RWAs calculated, as follows:

The main differences between Santander UK’s balance sheet amounts and its regulatory exposures are as follows:

•	For Retail Banking and for Commercial Banking and Corporate Centre customer assets, the regulatory exposure is larger than the balance sheet amount as the regulatory exposure includes unutilised credit facilities, which are adjusted for using a credit conversion factor (‘CCF’).

•	For counterparty risk, the regulatory exposure is smaller than the balance sheet amount as regulatory exposures for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and netting agreements.

•	For liquid assets, the regulatory exposure is smaller than the balance sheet amount as the regulatory exposure for reverse repurchase transactions are calculated net of collateral received.

•	For other assets, the regulatory exposure is smaller than the balance sheet amount as the regulatory exposure for derivatives hedging debt issuances is calculated net of any associated collateral and netting agreements.

•	Intangible assets are deducted from capital resources and therefore no regulatory exposure is recognised.

Santander UK applies CRD IV to the calculation of its capital requirement. In addition, Santander UK applies the Retail IRB and AIRB approaches to its credit portfolios. Residential lending capital resources requirements include securitised residential mortgages.

30 June 2015 compared to 31 December 2014 (unaudited)

Credit risk RWAs increased by £3.6bn, primarily driven by an increase in unsecured consumer and vehicle finance lending, following the commencement of the PSA cooperation, and growth in mortgages. Counterparty risk RWAs increased by £0.1bn to £5.2bn (2014: £5.1bn) in line with balance sheet exposures in securities financing transactions. Market risk RWAs reduced £0.8bn to £3.5bn (2014: £4.3bn) in the first half of the year due to position changes and market movements. Operational risk RWAs are calculated using the standardised approach based on three-year average income, and the RWAs remained stable in the first half of the year at £6.6bn (2014: £6.6bn).

Retail Banking RWAs increased by £3.8bn to £42.2bn (2014: £38.4bn) mostly reflecting the commencement of the PSA cooperation and growth in mortgages. Commercial Banking RWAs decreased by £0.5bn to £19.4bn (2014: £19.9bn) driven by improved credit quality and a risk model recalibration. This was partly offset by the growth in customer loans. RWAs in Corporate & Institutional Banking increased by £0.1bn to £16.9bn (2014: £16.8bn) due to growth in customer loans, partially offset by decreases in market risk RWAs. RWAs in Corporate Centre decreased by £0.5bn to £6.7bn (2014: £7.2bn) in line with the reduction in customer loans and due to decreases on other non-core exposures. In the following table, regulatory exposure represents the EAD calculated in accordance with CRR and related PRA supervisory statements. EAD for customer loans includes unutilised credit facilities and is adjusted for a credit conversion factor. EAD for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and are adjusted for regulatory changes and potential future exposure adjustments (‘PFE’) where applicable.

		Regulatory exposure			Risk-weighting applied			RWAs
	Balance sheet £bn	Standardised approach £bn	IRB approach £bn	Total £bn	Standardised approach %	IRB approach %	Total %	Standardised approach £bn	IRB approach £bn	Total £bn
30 June 2015 (unaudited)
Retail Banking
– Secured lending	150.7	0.1	161.6	161.7	100.0	15.8	15.8	0.1	25.5	25.6
– Unsecured lending	11.9	9.1	7.5	16.6	78.4	59.4	69.7	7.1	4.5	11.6
– Operational risk	—	—	—	—	—	—	—	5.0	—	5.0

Commercial Banking
– Customer assets	20.0	11.0	13.2	24.2	88.2	69.7	78.1	9.6	9.2	18.8
– Operational risk	—	—	—	—	—	—	—	0.6	—	0.6

Corporate & Institutional Banking
– Credit risk	5.7	5.6	4.5	10.1	91.1	53.8	74.4	5.1	2.4	7.5
– Counterparty risk	32.8	4.2	6.7	10.9	23.6	59.6	45.8	1.0	4.1	5.1
– Market risk(1)	—	—	—	—	—	—	—	3.3	—	3.3
– Operational risk	—	—	—	—	—	—	—	1.0	—	1.0

Corporate Centre
– Customer assets(2)	7.9	1.4	8.0	9.4	61.1	10.0	16.9	0.9	0.8	1.7
– Counterparty risk	—	—	—	—	—	—	—	—	0.1	0.1
– Eligible liquid assets(3)	18.8	21.1	—	21.1	—	—	—	—	—	—
– Market risk(1)	—	—	—	—	—	—	—	0.2	—	0.2

Intangible assets and securitisation deductions	2.2	—	—	—	—	—	—	—	—	—

Other assets(4)	27.2	9.3	2.9	12.2	41.6	33.3	39.6	3.7	1.0	4.7

	277.2	61.8	204.4	266.2				37.6	47.6	85.2

31 December 2014
Retail Banking
– Secured lending	150.1	0.2	159.2	159.4	50.0	15.3	15.3	0.1	24.3	24.4
– Unsecured lending	8.4	5.8	7.1	12.9	77.6	63.4	69.8	4.5	4.5	9.0
– Operational risk	—	—	—	—	—	—	—	5.0	—	5.0

Commercial Banking
– Customer assets	18.7	11.7	11.4	23.1	95.7	71.1	83.5	11.2	8.1	19.3
– Operational risk	—	—	—	—	—	—	—	0.6	—	0.6

Corporate & Institutional Banking
– Credit risk	5.2	4.9	4.4	9.3	93.9	56.8	76.3	4.6	2.5	7.1
– Counterparty risk	29.9	2.8	5.7	8.5	57.1	52.6	54.1	1.6	3.0	4.6
– Market risk(1)	—	—	—	—	—	—	—	4.1	—	4.1
– Operational risk	—	—	—	—	—	—	—	1.0	—	1.0

Corporate Centre
– Customer assets(2)	8.3	1.4	8.5	9.9	64.3	11.8	19.2	0.9	1.0	1.9
– Counterparty risk	—	—	—	—	—	—	—	—	0.2	0.2
– Eligible liquid assets(3)	30.9	29.0	—	29.0	—	—	—	—	—	—
– Market risk(1)	—	—	—	—	—	—	—	0.2	—	0.2

Intangible assets and securitisation deductions	2.2	—	—	—	—	—	—	—	—	—

Other assets(4)	22.3	8.8	2.8	11.6	42.0	42.9	42.2	3.7	1.2	4.9

	276.0	64.6	199.1	263.7				37.5	44.8	82.3

(1)	Market risk RWAs are determined using both the internal model-based and standardised approaches, as described in ‘—Market risk’.
(2)	Largely comprise social housing.
(3)	Include reverse repurchase agreements collateralised by eligible sovereign securities.
(4)	The balance sheet amounts of other assets have not been allocated segmentally, although the RWAs have been allocated to Corporate Centre. The RWAs cover credit risk, market risk and operational risk.

Pension risk (unaudited)

Pension risk is the risk to Santander UK caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees, those of a related company or otherwise). It is also the risk that a company will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because the company considers that it should do so for some other reason.

Pension risk is one of the key risks that Santander UK faces. It arises principally from Santander UK’s role as a sponsor of the Santander (UK) Group Pension Scheme (the ‘Scheme’), a defined benefit scheme, to the extent that the Scheme’s assets do not fully match the timing and amount of the Scheme’s liabilities due to the uncertainty of future investment returns and the projected value of the Scheme’s liabilities. For instance, deterioration in the funding valuation position can result in a requirement to make material contributions to eliminate deficits, as mentioned above. Alternatively, changes in the accounting position can impact on capital ratios.

Key risk factors that affect pension risk include interest rates, inflation, credit spreads, investment performance, longevity of Scheme members and other demographic risks as well as changes in the regulatory environment. Santander UK manages its risk as a sponsor of the Scheme using a framework covering risk appetite articulation, risk reporting, monitoring and stress testing within the agreed governance structure.

Approach to pension risk

•	The assets of the Scheme are held separately from the assets of Santander UK. The trustees of the Scheme have the ultimate responsibility for the investment strategy of the Scheme’s assets and maintain a Statement of Investment Principles that is agreed with Santander UK.

Responsibility for investment and hedging decisions within the Scheme has been delegated to the Santander UK Common Investment Fund that is managed by the Santander (CF Trustee) Board (jointly referred to as the ‘Common Fund’). The Common Fund has two independent trustees, one member-nominated trustee and four directors selected by Santander UK. The Santander (CF Trustee) Board meets on a monthly basis and is the primary forum for Santander UK and the trustees to propose, discuss, analyse and agree investment and risk management strategies within the Scheme. The Strategic Pensions Committee help the CEO and CFO to discharge their primary executive responsibility and delegated responsibility, respectively, for pensions.

•	Within the wider Risk Framework, Santander UK has articulated a Pension Risk Appetite. Pension risk is monitored on a monthly basis and reported on a regular basis to the Risk Management Committee, Executive Risk Committee, Operational Pensions Committee and the Strategic Pensions Committee. In the event of a Pension Risk Appetite trigger being exceeded, it is reported to the Executive Risk Committee, Board Risk Committee and to the Board. Senior management will then decide if any remedial action is necessary, which will then be discussed with the trustees.

•	A number of risk metrics are used in the management of pension risk. Regular risk reporting includes VaR measurement carried out at a 95% confidence level over a one-year time horizon using industry standard modelling techniques, attribution of VaR to market risk factors, forward-looking, historic and ad-hoc stress testing scenarios and risk factor sensitivities and risk appetite utilisation.

Risk measures are calculated on both an accounting valuation basis and a technical provisions (funding) valuation basis. The funding valuation basis has been the primary focus in pension risk management decision making, although the impact on the accounting valuation basis is also considered. Both the funding valuation basis and the accounting valuation basis are key inputs into capital calculations.

Pension developments in the first half of 2015 (unaudited)

During the first half of 2015, the risk profile of the Santander (UK) Group Pension Scheme (the ‘Scheme’) remained stable with the focus on positive performance from return-seeking assets, whilst managing volatility through hedging a proportion of the liabilities with bond assets and derivatives. Using portfolio management and hedging, Santander UK seeks the right balance of the reward for the risk undertaken, and the potential impact from pension risk arising from market movements. Consistent with previous periods, the Scheme was managed within the risk triggers and limits.

Currently, pension risk is primarily managed using the assumptions adopted by the Trustees in their assessment of required additional contributions (“funding basis”). The key difference between the funding basis and the accounting basis is the rate used to discount liabilities, with minor differences in the inflation, mortality and commutation assumptions. For funding basis purposes, the discount rate is based on the long-term gilt yield plus a margin rather than on the AA Corporate Bond rate used for accounting purposes. Hedging is managed on a funding basis, but pension risk is also reviewed and monitored on an accounting basis.

The Scheme’s funding gap risk is modelled within the Value at Risk (‘VaR’) framework. VaR (1 year, 95% confidence interval) on a funding basis decreased over the period from £1,340m to £1,220m. The decrease in VaR reflected an updated liability profile that was modelled using the most recent cashflow data, as well as a slightly more favourable real yield environment at 30 June 2015.

In addition to this, a suite of scenario analysis and stress testing of both assets and liabilities builds a key component of the risk management framework. A number of forward-looking, historical and ad-hoc scenarios as well as key risk factor analyses are reviewed on a monthly basis at executive level committees and shared with the Scheme Trustees to drive strategic decision making. Stress testing also forms a part of the risk appetite process.

Hedge ratios on a funding basis, which show the proportion of liabilities hedged with bond assets and derivatives, were also broadly stable, with approximately 50% of the exposure to changes in interest rates on the discount rate and 65% of the exposure to changes in inflation being hedged.

During the first half of 2015, the accounting position of the Scheme and other funded arrangements was broadly unchanged with sections in surplus (retirement benefit assets) of £349m at 30 June 2015 (31 December 2014: £315m) and sections in deficit (retirement benefit obligations) of £169m at 30 June 2015 (31 December 2014: £159m). The overall position was a £180m surplus at 30 June 2015 (31 December 2014: £156m surplus). In addition there were unfunded defined benefit scheme liabilities of £41m at 30 June 2015 (31 December 2014: £40m). There were no significant re-measurement gains or losses in the period.

Pension developments in 2014 (unaudited)

During 2014, the risk profile of the Scheme remained stable with the focus on positive performance of the assets relative to liabilities, whilst managing volatility through hedging a proportion of the liabilities with bond assets and derivatives. Santander UK seeks the right balance of the reward for the risk undertaken and manage the impact of the pension risk arising from market movements via portfolio management and hedging. Consistent with previous years, the Scheme was managed within the risk triggers and limits.

During 2014, the accounting position of the Scheme improved by £670m to a surplus of £156m, attributable to positive asset returns as well as a net gain of £218m that arose from scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangements. In addition, the latest triennial Trustee funding valuation at 31 March 2013 was agreed. Following this, an updated schedule of deficit funding contributions was agreed with the Scheme Trustee. The new funding valuation and contribution schedule did not have a significant impact on VaR and stress loss metrics.

Further information on Santander UK’s pension obligations, including the current asset allocation and sensitivity to key risk factors can be found in Notes 1 and 36 to the Consolidated Financial Statements and Note 25 to the Condensed Consolidated Interim Financial Statements.

Operational risk (unaudited)

Operational risk is the risk of direct, or indirect, loss to Santander UK resulting from inadequate or failed internal processes, people and systems, or from external events. As operational risk is inherent in the processes Santander UK operates, in order to provide services to customers and generate profit for investors, an objective of operational risk management is not to eliminate operational risk altogether, but to manage the risk within an acceptable level, taking into account the cost/benefits of risk optimisation. When operational risks materialise, they can have not only immediate financial consequences for Santander UK, but also an effect on its business objectives, customer service and regulatory responsibilities. Examples of operational risks include fraud, process failures, system downtime or damage to assets due to fire or flood.

Operational Risk Framework

The Operational Risk Framework represents the operating model and explains how Santander UK controls and manages its operational risks within the appetite agreed by the Board and helps everyone understand their responsibilities. It is a core component of the overall Risk Framework and facilitates the ongoing identification, assessment, management and reporting of operational risk, to ensure that Santander UK manages its risks at all times in line with its business objectives and within its risk appetite. Santander UK’s priority is to identify and optimise the risk of loss wherever appropriate, irrespective of whether losses have materialised. Measurement of the risk contributes to the establishment of priorities in operational risk management.

Operational risk management and tools

The following table sets out the key operational risk management tools:

Key tools	Description

Scenario analysis	Santander UK performs scenario analysis of the most significant operational risk exposures in the processes and activities within business areas. Each business area has a set of scenarios that is reviewed and refreshed on an annual basis, taking into account changes to the business’ risk profile, the operating environment of the business and potential breaches of the Risk Appetite. The analysis provides insight into low frequency, high impact events, and allows management to better understand the potential impacts and remediate issues by:

• Identifying the events that would cause most damage from a financial, regulatory or reputational perspective;

• Ensuring that remedial actions are taken where control and assurance around a scenario is not sufficient; and

• Facilitating the assessment of capital adequacy.

Operational risk assessments	Business units identify and assess their operational risks to ensure they are being effectively managed and controlled, and aligned to Santander UK’s risk appetite with any actions prioritised.

Key risk indicators and key control indicators	Key indicator performance is monitored against tolerances and trigger points that prompt an early warning to potential exposures, whilst the creation of mitigation strategies help address potential concerns. Indicator metrics are used to provide insight into Santander UK’s changing risk profile and are also used to assess the performance of key controls.

Loss data collection and incident management	Loss data capture and analysis processes exist to capture all operational risk loss events. The data is used to identify and correct control weaknesses using root cause analysis to identify emerging themes, prevent or reduce the impacts of recurrence, and inform risk and control assessments, scenario analysis and risk reporting. Escalation of single or aggregated events to senior management and appropriate committees is determined by threshold breaches.

Reporting	Reporting forms an integral part of operational risk management ensuring that issues are identified, escalated and managed on a timely basis. Exposures for each business area are reported through monthly risk and control reports which include details on risk exposures and mitigating plans. Events that have a material impact on Santander UK’s finances, reputation, or customers are prioritised and reported immediately to key executives.

Where appropriate, insurance products are utilised to complement existing risk mitigation measures.

Key risks

Santander UK manages its key operational risks in the interests of all its stakeholders, responding to critical developments both within Santander UK and in the environment in which it operates. Risk events and any required changes to management controls are reported through the governance structure. These key risks are set out in the table below:

Key risks	Description

Cyber-attack	Cyber-attacks refer to the risks involving electronic storage, communication networks and infrastructure, and may fall under the general categories of cyber-crime, sabotage, data leakage or espionage. Cyber-attack methods and targets change rapidly and are increasing in frequency and sophistication. Santander UK works closely with other financial organisations, government bodies and security specialists to constantly review and improve operational resilience, share intelligence and deploy preventative measures in a timely manner, and continues to focus investment on technology and process control improvements and education programmes to reduce cyber risk and enhance data security.

Supplier risk	Supplier risk is the risk of reductions in earnings and/or value, through financial or reputational loss associated with the failure of a service or goods provision by a third party organisation. Santander UK has arrangements with Banco Santander group companies (including the provision of IT infrastructure, software development and banking operations) and external outsourced service providers. A comprehensive supplier risk management and control policy applies to the management of all suppliers contracted by Santander UK to provide services or goods. Santander UK uses written service level agreements with these entities that include key service performance metrics. Santander UK works closely with outsourced service providers via the application of appropriate processes and procedures designed to ensure the business resilience of critical services.

Fraud risk	Fraud risk is the risk of reductions in earnings and/or value through activities such as theft, corruption, conspiracy, embezzlement, money laundering, bribery and extortion. Santander UK has continued to invest in staff education and improved external and internal fraud detection and prevention systems, in order to counter the increasing threat of financial crime. The introduction of sophisticated internet fraud prevention solutions and use of mandatory identification numbers for payments has reduced the risk of fraudulent account takeovers by organised criminals, enhancing our customer identification protocols in a customer-friendly manner. The fraud prevention functions continually monitor emerging fraud trends and losses on a case-by-case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

Capital and modelling

Santander UK applies the standardised approach for Pillar 1 operational risk capital requirements. In addition, an internal model has been developed to assess the Pillar 2 capital requirements. In 2014, we further enhanced our approach to the statistical modelling of operational risk losses developing an improved engine which is now aligned with the CRD IV advanced measurement approach.

Operational loss profile

The following tables set out the major categories of Santander UK’s operational risk loss profile for the six months ended 30 June 2015 and 2014 and in 2014 and 2013. The operational loss categories in the chart reflect the CRD IV loss event type classification, although within the Santander UK Risk Framework the responsibility for management of some of these risks may fall within other risk types (for example, conduct, regulatory and legal risk). The figures and volumes quoted reflect the loss data collection and categorisation policies in place at 30 June 2015 and at 31 December 2014.

	Six months ended 30 June 2015 (unaudited)		Six months ended 30 June 2014 (unaudited)
	£m	Volume	£m	Volume
Internal Fraud	—	409	—	234
External Fraud	7	48,016	10	68,198
Employment Practices and Workplace Safety	—	17	—	71
Clients, Products, and Business Practices	50	52,643	63	46,084
Damage to Physical Assets	—	6	—	5
Business Disruption and Systems Failures	—	3	—	133
Execution, Delivery, and Process Management	8	220,895	10	274,823

	65	321,989	83	389,548

Operational risk developments in the first half of 2015 (unaudited)

During the first half of 2015, direct operational risk losses totalled £65m (six months ended 30 June 2014: £83m) and remained within our forecasts. The majority continued to relate to redress payments (excluding related costs) for historical sales of PPI. See Note 24 to the Condensed Consolidated Interim Financial Statements for more information. The significant increase seen in external cyber-crime attempts targeted at UK banks in 2014 continued into the first half of 2015. In direct response, and given the growth in volumes of automated and online services and transactions, Santander UK increased protection levels over systems and data, resulting in a reduced loss in the period.

The Operational Risk Transformation Programme, developed in 2014 and planned to run through to the end of 2016, continues to be successfully rolled out, particularly focused on system specifications for managing and recording Operational Risk Self-Assessments, and the completion of the 2015 Scenario Analysis programme and the 2015 Operational Risk Assurance plan.

	2014 (unaudited)		2013 (unaudited)
	£m	Volume	£m	Volume
Internal Fraud	1	788	3	1,318
External Fraud	20	121,976	24	163,272
Employment Practices and Workplace Safety	1	118	1	183
Clients, Products, and Business Practices	127	113,496	170	121,363
Damage to Physical Assets	—	8	1	66
Business Disruption and Systems Failures	—	155	—	1,892
Execution, Delivery, and Process Management	22	544,434	22	614,610

	171	780,975	221	902,704

Operational risk developments in 2014 (unaudited)

During 2014, the majority of Santander UK’s £171m (2013: £221m) of operational risk losses arose within the clients, products and business practices category. These principally represented redress payouts (excluding related costs) on the sales of PPI products. Additional conduct provisions were made in 2014 as the number of PPI claims have not reduced in line with previous expectations. See Note 35 to the Consolidated Financial Statements for more information. As a consequence, the operational risk losses were greater than we had originally anticipated in setting our 2014 forecasts and associated risk limits.

A revised Operational Risk Framework was approved in January 2014. To support the delivery of this revised framework a phased Operational Risk Transformation Programme (‘ORTP’) running through to 2016 has been developed. Included within the ORTP are significant developments in the key components of Operational Risk Assessments, scenario analysis, key risk indicator monitoring, change assessments and loss/incident data collection, all of which build on the work undertaken during the Santander UK-wide cultural risk change initiative programmes to strengthen and further embed a risk management culture. The key operational risk indicators, defined as part of Operational Risk Appetite, are monitored on a monthly basis and escalated to the Board Risk Committee when they exceed certain pre-agreed thresholds.

Conduct risk (unaudited)

Conduct risk is the risk that the Santander UK’s decisions and behaviours lead to a detriment or poor outcomes for our customers and that the Santander UK group fails to hold to and maintain high standards of market integrity. As part of this risk definition, the following sub-types have been identified:

Key risks	Description

Product risk	The risk that Santander UK puts on sale products and services that do not meet customer needs.

Sales risk	The risk that Santander UK sells unsuitable products and services to customers or provides insufficient information to allow customers to make an informed decision.

Post sales & servicing risk	The risk that Santander UK does not:
• Have robust processes and systems, resulting in poor customer outcomes;
• Communicate properly with its customers after-sale and creates unreasonable barriers for customers; or
• Work appropriately with customers in financial difficulty resulting in poor and/or unsustainable outcomes.

Culture risk	The risk that Santander UK does not sustain a culture where success is achieved by being Simple, Personal, and Fair to its customers.

Santander UK also aligns these sub-types under the operational risk category ‘Clients, Product & Business Practices’.

Santander UK considers conduct risk to be a primary risk type and takes a forward-looking approach to managing the risk in alignment with the Conduct Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

The Conduct Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of conduct risk. It is the operation of, and outputs from, these risk management activities that enable Santander UK to manage conduct risk exposures. Business units are required to manage their activities in accordance with the principles and guidelines set out in the Conduct Risk Framework, together with those detailed in the Santander UK Risk and Operational Risk Frameworks.

Key business decisions, including product approval, business strategy developments and conduct related remediation programmes are monitored and reported through formal governance committees.

Approach to conduct risk

•	Santander UK takes a robust and pro-active approach to managing conduct risk in accordance with the Conduct Risk Framework and has embedded the key principles necessary for managing conduct risk effectively in its strategy of being Simple, Personal and Fair to its customers. The approach is supported by ‘the Santander Way’, a cultural programme which defines the values that are expected throughout the organisation.

•	In line with other banks, Santander UK has undertaken a series of activities to enhance the management of its conduct risks, which culminated in the Conduct Risk Programme. This has focused on the development of four key elements: Risk Framework and Policy, Products, Governance and Reporting, and Culture. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. In particular, enhancements continue to be made to the product governance and underlying sales processes to ensure that new products are appropriately designed and sold, with risks of customer detriment having been considered and mitigated prior to launch.

•	The Santander UK conduct risk appetite defines the type and level of:

•	Inherent conduct risk (Low – Medium) that Santander UK is willing and able to accept in the pursuit of its strategic objectives, as expressed in business plans;

•	Residual conduct risk (Minimal) that Santander UK is willing to tolerate in the pursuit of its strategic objectives; and

•	The principles of business that Santander UK will adopt in order to manage its business to a minimal tolerance for the residual risk. The Conduct Risk Appetite is accompanied by an inherent conduct risk matrix, which articulates the business model features associated to different level of inherent conduct risk.

Conduct risk developments in the first half of 2015 (unaudited)

During the first half of 2015, the Conduct Risk Strategy programme continued to enhance the management of conduct risk. The key focus remained on embedding the framework in our Retail Banking segment, with businesses taking ownership for the risks arising from their decisions and with greater alignment to the Santander UK values of Simple, Personal, Fair. Work continues to implement the framework in our Commercial Banking and Corporate & Institutional Banking segments.

With respect to the provisions for conduct remediation, the remaining provision for PPI redress and related costs amounted to £73m. Monthly utilisation, including proactive customer contact, during the first half of 2015 decreased to £9m per month, against an average of £11m in 2014. Excluding proactive customer contact (which is currently being finalised), the average redress costs during the first half of the year were £6m per month. The high proportion of invalid complaints also continued. Existing non-PPI related conduct provisions amounted to £159m.

Details of Santander UK’s provision for conduct remediation, including sensitivities, are set out in Note 24 to the Condensed Consolidated Interim Financial Statements. Further information on conduct remediation provision sensitivities is set out in ‘Critical accounting policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements.

Conduct risk developments in 2014 (unaudited)

During 2014, the Conduct Risk Strategy programme strengthened the Conduct Risk Management Framework through enhanced reporting and monitoring, and clearer consideration of conduct risk in material business decisions. Work continues to embed this fully within Retail Banking, as well as to adapt and fully align the framework to the market integrity objective and to apply it within Commercial Banking, and Corporate & Institutional Banking businesses.

With respect to the provisions for conduct remediation, the remaining provision for PPI redress and related costs amounted to £129m at 31 December 2014, which included £95m of additional provisions made in 2014. The additional provisions were taken following a recent review of claims activity, which indicated that claims are expected to continue for longer than originally anticipated. Monthly redress costs, including pro-active customer contact, decreased to an average of £11m per month, compared to a monthly average of £18m in 2013. Excluding pro-active customer contact, the average redress costs in the fourth quarter of 2014 were £7m per month. The high proportion of invalid complaints also continued.

Non-PPI related conduct provisions amounted to £162m at 31 December 2014, which included a net £45m of additional provisions taken in 2014, relating to existing remediation activities and an additional provision taken principally for wealth and investment products. The CPP conduct issue (relating to the industry remediation exercise for the identity and card protection products sold by Card Protection Plan Ltd, of which Santander was one of a number of partners) has been closed, with only exceptional claims remaining. The interest hedging products conduct issue (relating to the sale of interest hedging products primarily to SME customers) continues to be managed down and a modest provision has been released in the period.

Details of Santander UK’s provision for conduct remediation, including sensitivities, are set out in Note 35 to the Consolidated Financial Statements. Further information on conduct remediation provision sensitivities is set out in Note 1 to the Consolidated Financial Statements.

Regulatory risk (unaudited)

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules. Santander UK seeks to ensure it fully meets all its regulatory obligations.

Regulatory risk arises principally from the potential non-adherence to specific regulations and the requirements of the following regulators and their rules and guidance:

•	FCA, including Anti-Money Laundering and Anti-Bribery Regulations;

•	PRA;

•	Information Commission Officer;

•	Lending Standards Board;

•	Financial Ombudsman Service (‘FOS’);

•	Advertising Standards Authority;

•	Competition and Markets Authority (‘CMA’);

•	Finance and Leasing Association; and

•	Payment Systems Regulator.

Approach to regulatory risk

•	Santander UK takes compliance with regulatory requirements seriously and manages its arrangements in accordance with the Regulatory Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

•	The Regulatory Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of regulatory risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage regulatory risk exposures.

•	All Business Units are expected to manage their team activities and processes in accordance with the principles and guidelines in the Regulatory Risk Framework, the Santander UK Risk Framework and the Operational Risk Framework.

•	Key regulatory developments are monitored and reported through formal governance committees. Reporting captures all material regulatory reviews and investigations and upstream regulatory developments, as well as tracking the status of, and trends in key regulatory relationships.

Regulatory risk developments in the first half of 2015 (unaudited)

There continued to be legislative and regulatory developments in the UK and abroad going through consultation and implementation processes, which may impact Santander UK’s approach to regulatory risk. Key developments which are expected to have a significant impact include the implementation of ring-fencing and new accountability regimes (senior managers and certification regimes) following the passing of the Banking Reform Act in 2013.

The two key UK regulatory developments that were implemented in 2014 (the Mortgage Market Review and the transfer of consumer credit regulation from the OFT to the FCA) continue to be embedded. Santander UK has in a place a robust approach to identifying, assessing, managing and reporting any additional risks emerging from the new requirements.

In addition, there were a number of new regulatory developments in the first half of 2015. The most significant are the implementation of the Client Asset rules changes required by the FCA, and the necessary reviews (including delivery of any enhancements) of the control environment applying to our benchmark interest and foreign exchange rate activities. Santander UK has put in place appropriate project management and governance to ensure the risks arising from these developments are effectively identified, assessed, managed and reported.

Santander UK took part in the PRA’s stress testing exercise conducted during the second quarter of the year. The results of this exercise are due to be published during the fourth quarter of the year.

Regulatory risk developments in 2014 (unaudited)

There are a number of legislative and regulatory developments both in the UK and abroad going through consultation and implementation processes, which may impact Santander UK’s approach to regulatory risk. Key developments at varying stages of the UK regulatory consultation process which are expected to have a significant impact include the implementation of ring-fencing and new accountability regimes (senior managers and certification regimes) following the passing of the Banking Reform Act in 2013.

In addition, there were a number of UK regulatory developments in 2014. The most significant were the implementation of the Mortgage Market Review and the transfer of consumer credit regulation from the OFT to the FCA, both of which became effective in April 2014. Santander UK managed these changes and has in a place a robust approach to identifying, assessing, managing and reporting any additional risks emerging from the new requirements. As reported at the half year, Santander UK was fined £12m by the FCA in March 2014 in relation to historic investment advice failings. The fine was covered by an existing provision. Whilst no material levels of mis-selling were identified, Santander UK agreed to undertake a customer contact and redress exercise to relevant customers.

Further information on regulatory developments is set out in ‘Item 3. Key Information—D. Risk Factors.’

Legal risk (unaudited)

Legal risk is the risk of an impact arising from legal deficiencies in Santander UK’s contracts, its failure to take appropriate measures to protect its assets, its failure to manage legal disputes appropriately or its failure to assess or implement the requirements of a change in law.

Legal risk arises from the following main sources:

•	Documentation used for our customer business: inadequate, incomplete or inaccurate documentation may not protect the interests of either Santander UK or our customers;

•	Failure to ensure that Santander UK’s security interests are registered: a failure to properly register a legal charge, such as a mortgage, or other security interest, will leave Santander UK exposed; and

•	The pace of regulatory change: which may result in failure to be compliant with new laws in their entirety on the date they come into force.

Approach to legal risk

•	Santander UK takes a robust approach to managing legal risk in accordance with the Legal Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework, which includes the core principles of risk management and control activities.

•	The Legal Risk Framework defines the overriding principles and responsibilities for the identification, assessment, management, and reporting of legal risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage legal risk exposures within the tolerances outlined in the Santander UK Risk Appetite statement.

•	All Business Units are expected to manage their team activities and processes in accordance with the principles and guidelines in the Legal Risk Framework, the Santander UK Risk Framework and the Operational Risk Framework.

Santander UK continues to monitor, assess and respond to developments concerning legal requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions.

Legal risk developments in the first half of 2015 (unaudited)

Effective management of legal risk continued throughout the first half of 2015 as a key area of focus. The scale and pace of regulatory change continued to be a challenge together with other related changes in the law. As noted above, key regulatory developments were identified, assessed, managed and reported in line with Santander UK’s Risk Framework. The key risk indicator of ‘aggregated value at risk of all managed legal claims’ (litigation VaR) remained stable during most of the period and reduced in the second quarter of 2015 as a result of one case being settled. The litigation VaR remains at a level well below the threshold triggers.

Legal risk developments in 2014 (unaudited)

Effective management of legal risk continued and was expanded throughout 2014 as it remained a key area of focus. The scale and pace of regulatory change continued to be a challenge together with other related changes in the law. As noted under regulatory risk, key regulatory developments were regularly identified, assessed, managed and reported in line with Santander UK’s Risk Framework. The key risk indicator of ‘aggregated value at risk of all managed legal claims’ remained stable during the year, at a level well below the threshold triggers and represented a significant reduction on the average 2013 levels.

Strategic risk (unaudited)

Strategic risk is the risk of not achieving the strategic business plan due to strategic decisions taken or the inability to respond to changes in the business environment.

Strategic risk can conceptually arise from the following main sources:

•	An incomplete evidence base on which to base our decisions regarding the current and future operating conditions including the macroeconomic and regulatory environment, changing customer expectations, actions by competitors, and rapid technological change.

•	A partial view of our own capabilities, positioning in the market place, and / or of our ability to implement our chosen strategy.

Effective management of strategic risk is central to Santander UK maintaining its market share, revenues and returns to our shareholders.

Approach to strategic risk

•	Key risks are discussed and managed on a regular basis through Santander UK’s governance structure including the Executive Committee and Board, the Board Risk Committee and the Executive Risk Committee. As part of this, management assesses relevant information across the whole business which may highlight either risks to the implementation of Santander UK’s strategy.

•	There is a detailed planning cycle centred on three year financial plans, performed once a year. It sets out Santander UK’s objectives in detailed plans which also take account of the likely business and regulatory environment, and are subject to business plan testing to ensure that Santander UK stays within our Risk Appetite. As part of this process, we also conduct deep dives into specific business areas where appropriate to articulate and define our strategy in this particular area and determine how it relates to Santander UK’s wider strategy.

•	We strive to reduce risks by having a clear strategic framework in place (for more detail please refer to ‘Item 4. Information on the Company.’). This framework maps our principal stakeholders (Employees, Customers, Shareholders and Communities) and measures our progress towards the goal of becoming the best bank for our stakeholders. We aim to achieve this through the ‘Santander Way’, which centres on building a bank that is simple, personal and fair in how it treats its people, cares for its customers, serves its shareholders and supports its communities.

•	We have developed specific targets and key performance indicators (‘KPIs’) that underpin this framework and help measure our progress against our strategic priorities. Management reviews the KPIs and tracks their performance against clear targets, and routinely reports on how we perform against them. Deviations from expected values or targets are analysed to ascertain the underlying causes and explore potential mitigants. We also monitor a wide range of external economic and market metrics and reporting, and internal financial, regulatory and business measures to track changes in the operating environment and our business performance.

Strategic risk developments in the first half of 2015 (unaudited)

Risks to banks’ strategies continued in the first half of 2015, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. The regulatory initiatives noted above and other macro-prudential, micro-prudential and conduct-related announcements continued to impact banks’ operating environment. During the first half of 2015, we made continued progress towards our strategic priorities (see’Item 4. Information on the Company—Strategic Report’).

Strategic risk developments in 2014 (unaudited)

Risks to banks’ strategies continued in 2014, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. Regulatory initiatives including the implementation of UK bank ‘ring-fencing’ legislation, the recently announced market investigation by the Competition and Markets Authority, and other macro-prudential, micro-prudential and conduct-related announcements continued to affect banks’ operating environment.

During 2014, we made continued progress towards achieving our strategic objectives (see ‘Item 4. Information on the Company’). Our strategic model, with its customer focus and low risk approach, helps us respond to the above challenges and meet our strategic goals.

Reputational risk (unaudited)

Reputational risk is the risk of brand damage and potential financial loss if Santander UK fails to meet stakeholders’ expectations of its conduct and performance. Stakeholders include colleagues, customers, clients, shareholders, investors, rating agencies, regulators, media, special interest and consumer groups, and the general public. Reputational risk encompasses negative reaction not only to activities which may be illegal or against regulations, but also to activities that may not be fully aligned to society’s standards, values and expectations.

Reputational risk arises from a wide variety of causes, including:

•	How we conduct our customer business: and the way in which clients to whom we provide financial services, and bodies who represent Santander UK, conduct themselves.

•	Failures in corporate governance or management: past, present or potential non-performance or non-compliance.

•	How we conduct our business or how business activities are conducted in the banking and financial industry: the actual or perceived manner in which Santander UK or other participants in the financial services industry conduct themselves.

Approach to reputational risk

•	Santander UK rigorously manages risks that may affect its reputation and which may in turn detract from its ability to achieve its strategic objectives. Reputational considerations are built into all the key risk and issue assessment tools, and the governance structure provides the vehicle through which these considerations are addressed.

•	Policies to guide subsidiary companies and management at all levels in the conduct of business to safeguard Santander UK’s reputation are established by the Board and the committees.

•	Reputational risk is managed by every member of staff and is covered by policies and guidelines. There is a clear structure of committees and individuals charged with mitigating reputational risk, with the objective of ensuring that all decision-making includes an evaluation of the reputational risk and that, where material risk is identified, it is managed at the appropriate level of seniority and in a timely way.

•	Every member of staff is responsible for managing the reputational risk associated with their decisions and actions. The implementation of Simple, Personal, Fair: The Santander Way, which is Santander UK’s framework for how we do business, encourages colleagues to speak up if they encounter decisions or behaviours which are not in keeping with Santander UK’s purpose and values, and promotes a more open culture conducive to the identification, assessment, management and reporting of risks.

•	Reputational risks can also arise from environmental, social and governance issues, as a consequence of operational risk events and as a result of employees acting in a manner inconsistent with Santander UK’s values. Reputational risk may also cause damage to Santander UK’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be socially, ethically or environmentally damaging. As part of the Banco Santander group, we comply with the Equator Principles (see www.equator-principles.com), factoring social, ethical and environmental impacts into our risk analysis and financial decision-making process.

Santander UK regularly reviews its policies and procedures for safeguarding against reputational risk. This is an evolutionary process which takes account of industry guidance, best practice and society’s expectations.

Reputational risk developments in the first half of 2015 (unaudited)

During the first half of 2015, Santander UK continued to strengthen governance and support cultural change through the organisation. Governance and management of reputational risk continued to be enhanced with a consistent approach. This included building on the substantial increases in resources and investment in the Compliance and Risk Divisions in 2014, as well as introducing additional and more sophisticated measurement, monitoring and oversight of reputational issues. This continues to be supported more widely across Santander UK by the ongoing roll-out of Simple, Personal, Fair.

Reputational risk developments in 2014 (unaudited)

During 2014, Santander UK undertook a range of initiatives to strengthen governance and drive positive cultural change through the organisation. Governance around the management of reputational risk was enhanced to promote such a consistent approach and a risk-aware culture across Santander UK, including a substantial increase in resources and investment allocated to the Compliance Division, as well as an increase in dedicated resources in the Risk Division. This was supported more widely across Santander UK by the continued roll-out of Simple, Personal, Fair – The Santander Way.

Model risk (unaudited)

Model risk is the risk of loss arising from decisions mainly based on results of models, due to errors in the design, application or usage of such models. Model risk arises from the following main sources:

•	Modelling limitations: Limitations or approximations in the modelling techniques that have been employed. This risk is mitigated by the appropriate control environment and model governance.

•	Potential inappropriate use of a model: This is considered as an operational risk scenario.

Approach to model risk

•	Santander UK mitigates model risk through a control environment and governance protocol that manages models throughout their lifecycle. The key elements of this control environment are included in management policies and procedures, and include:

•	The collation and maintenance of a central model inventory;

•	The assignment of a materiality for each model in the model inventory – an assessment of the relative criticality of the model to the organisation;

•	The identification of key model stakeholders (owners, developers and independent reviewers) and assignment of their associated responsibilities;

•	The establishment of a robust governance protocol to manage model risk and to act as the single approval body for model developments and enhancements as well as the tracking of model performance, model-related actions and issues, and agreement and prioritisation of development plans;

•	The inclusion of model risk updates at the appropriate fora and committee levels including risk metrics in the Risk Appetite statement; and

•	The inclusion of a model performance escalation process via which senior management and/or committees can be informed of any significant deterioration in a given model’s performance.

•	A specialised independent model validation unit reviews models and helps ensure that appropriate rigour is deployed in the independent review process, to help further mitigate model risk. Typical validations incorporate not only the core model methodology but a wider range of investigations, including checks on data (quality, reliability, and coverage), use of the model, control environment, technology deployed, surrounding documentation, sensitivities, assumptions and boundaries. The output from validations is regularly presented to the appropriate committees.

Model risk developments in the first half of 2015 (unaudited)

During the first half of 2015, Santander UK continued to roll out its enhanced model risk management practices across the organisation following their implementation in the Risk division in 2014. There was particular focus on model identification, model inventories and model materiality in the Finance and UK Banking divisions.

Model Risk Appetite for high materiality Risk models was also launched in the first half of 2015, incorporating metrics which reflect both the coverage and model risk assessments reported from independent model reviews. This is planned to be extended in line with the model risk management roll out schedule.

Model risk developments in 2014 (unaudited)

During 2014, Santander UK reviewed and strengthened its approach and governance of model risk management across the Risk division.

Areas of focus and other items

1. COUNTRY RISK EXPOSURE

Santander UK manages its country risk exposure under its global limits framework. Within this framework, Santander UK sets its individual risk appetite for each country, taking into account any factors that may influence the risk profile of each country, including political events, the macro-economic situation and the nature of the risk incurred. Exposures are actively managed if it is considered appropriate. Accordingly, and over recent years, Santander UK has intensified its monitoring of exposures to sovereigns and counterparties in eurozone countries, and has proceeded to selectively divest assets directly or indirectly affected by events in those countries. Banco Santander group-related risk is considered separately.

The country risk tables below show Santander UK’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions, retail customers and corporate customers at 30 June 2015 and at 31 December 2014 and 2013. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS) except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where Santander UK is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. The exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the ‘Government guaranteed’ category.

Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

The tables exclude credit risk exposures to Banco Santander and other Banco Santander group companies, which are presented separately in the ‘—Balances with other Santander UK group companies’ section.

	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
30 June 2015 (unaudited)
Eurozone:
Peripheral eurozone countries:
Italy	0.5	—	0.1	—	—	0.1	0.7
Ireland	—	—	—	0.2	—	0.4	0.6
Spain (excluding Banco Santander)	—	—	0.1	—	—	0.2	0.3
Portugal	—	—	—	—	—	—	—
Greece(3)	—	—	—	—	—	—	—
Other eurozone countries:
France	—	0.3	2.1	0.1	—	0.2	2.7
Germany	0.2	—	1.2	—	—	0.3	1.7
All other eurozone(4)	0.3	—	1.1	0.2	—	1.2	2.8
	1.0	0.3	4.6	0.5	—	2.4	8.8
All other countries:
UK	16.6	0.4	10.3	7.7	181.6	50.3	266.9
US	2.3	0.2	9.4	2.3	—	0.3	14.5
Japan	2.5	—	0.7	0.1	—	2.7	6.0
Switzerland	0.5	—	0.7	0.1	—	0.3	1.6
Denmark	0.2	—	0.1	—	—	0.4	0.7
Russia	—	—	—	0.2	—	—	0.2
All others(5)	—	—	2.0	0.4	—	1.7	4.1
	22.1	0.6	23.2	10.8	181.6	55.7	294.0
Total	23.1	0.9	27.8	11.3	181.6	58.1	302.8

(1)	Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.
(2)	Excludes balances with central banks.
(3)	At 30 June 2015 there was no exposure to Greece (2014: £nil).
(4)	Includes Luxembourg, the Netherlands, Belgium and Finland, and Cyprus. Exposure to Cyprus was £35m (2014: £36m).
(5)	Includes Ukraine of £nil (2014: £nil).

	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
31 December 2014
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	—	—	0.3	0.3
Spain (excluding Banco Santander)	—	—	0.3	—	—	0.1	0.4
Italy	0.9	—	0.1	—	—	0.2	1.2
Portugal	—	—	—	—	—	—	—
Greece(3)	—	—	—	—	—	—	—
Other eurozone countries:
Germany	0.2	—	1.9	—	—	0.3	2.4
France	—	0.4	2.2	—	—	0.1	2.7
All other eurozone(4)	—	—	1.3	0.1	—	1.5	2.9

	1.1	0.4	5.8	0.1	—	2.5	9.9

All other countries:
UK	20.2	0.4	11.2	5.4	176.9	48.1	262.2
US	4.7	0.2	10.1	1.0	—	0.2	16.2
Switzerland	0.7	—	0.5	—	—	0.3	1.5
Denmark	0.3	—	0.2	—	—	0.3	0.8
Japan	3.8	—	0.1	0.1	—	1.1	5.1
Russia	—	—	—	0.2	—	—	0.2
All others(5)	—	—	1.4	0.3	—	3.6	5.3

	29.7	0.6	23.5	7.0	176.9	53.6	291.3

Total	30.8	1.0	29.3	7.1	176.9	56.1	301.2

	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
31 December 2013
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	—	—	0.1	0.1
Spain (excluding Banco Santander)	—	—	0.2	—	—	0.1	0.3
Italy	0.8	—	0.1	—	—	0.1	1.0
Portugal	—	—	—	—	—	0.1	0.1
Greece(3)	—	—	—	—	—	—	—
Other eurozone countries:
Germany	—	—	1.6	—	—	0.2	1.8
France	—	0.4	1.9	—	—	0.1	2.4
All other eurozone(4)	—	0.2	1.4	—	—	1.3	2.9

	0.8	0.6	5.2	—	—	2.0	8.6

All other countries:
UK	24.2	0.4	12.4	5.1	172.7	41.6	256.4
US	5.3	—	8.2	0.1	0.1	0.5	14.2
Switzerland	0.5	—	1.3	—	—	0.5	2.3
Denmark	—	—	1.4	—	—	0.1	1.5
Japan	3.8	—	0.1	—	—	0.1	4.0
Russia	—	—	—	—	—	0.2	0.2
All others(5)	—	—	0.8	0.1	0.5	2.8	4.2

	33.8	0.4	24.2	5.3	173.3	45.8	282.8

Total	34.6	1.0	29.4	5.3	173.3	47.8	291.4

(1)	Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.
(2)	Excludes balances with central banks.
(3)	At 31 December 2014 there was no exposure to Greece (2013: £3m).
(4)	Includes Luxembourg, The Netherlands, Belgium and Finland, as well as Cyprus of £36m (2013: £20m).
(5)	Includes Ukraine of £nil (2013 £nil).

30 June 2015 compared to 31 December 2014 (unaudited)

Key changes in sovereign and other country risk exposures during the six months ended 30 June 2015 were as follows:

•	An increase of £4.7bn in exposure to the UK to £266.9bn (2014: £262.2bn). This was primarily due to an increase in loans and advances to retail customers.

•	A decrease of £1.7bn in exposure to the US to £14.5bn (2014: £16.2bn). This was primarily due to a decrease in deposits at the US Federal Reserve as part of normal liquid asset portfolio management activity.

•	A decrease of £0.5bn in exposures to Italy to £0.7bn (2014: £1.2bn). This was primarily due to a reduction in treasury bills held.

•	A decrease of £0.7bn in exposures to Germany to £1.7bn (2014: £2.4bn). This was primarily due to decreased trading assets held at fair value with banks.

•	An increase of £0.9bn in exposures to Japan to £6.0bn (2014: £5.1bn). This was primarily due to additional purchase of equity instruments listed in Japan as part of increased trading by short-term markets. The table above also includes market risk exposures to Japan of £2.7bn (2014: £1.1bn) relating to Santander UK’s secured short-term markets financing business. These market risk exposures are hedged using derivative instruments.

•	Movements in the remaining country risk exposures were minimal and exposures to these countries remained at low levels.

2014 compared to 2013 (unaudited)

Key changes in sovereign and other country risk exposures during the year ended 31 December 2014 were as follows:

•	An increase of £5.8bn in exposure to the UK to £262.2bn (2013: £256.4bn). This was primarily due to increased commitments and undrawn facilities in UK corporate and retail mortgage lending, partially offset by a decrease in cash held with the Bank of England as part of normal liquid asset portfolio management activity.

•	An increase of £2.0bn in exposure to the US to £16.2bn (2013: £14.2bn). This was primarily due to additional securities purchased under resale activity partially offset by a decrease in deposits at the US Federal Reserve as part of normal liquid asset portfolio management activity.

•	A decrease of £0.8bn in exposure to Switzerland to £1.5bn (2013: £2.3bn). This was due to reduced securities purchased under resale activity and lower gross derivative exposures.

•	An increase of £0.6bn in exposures to Germany to £2.4bn (2013: £1.8bn). This was primarily due to increased securities purchased under resale activity and higher gross derivative exposures.

•	An increase of £1.1bn in exposures to Japan to £5.1bn (2013: £4.0bn). This was primarily due to increased corporate assets held at fair value.

•	An increase of £0.2bn in exposures to Ireland to £0.3bn (2013: £0.1bn). This was due to increased corporate assets held at fair value and new corporate facilities provided.

•	An increase of £0.2bn in exposures to Italy to £1.2bn (2013: £1.0bn). This was principally due to new corporate facilities provided.

•	An increase of £0.1bn in exposures to Spain to £0.4bn (2013: £0.3bn). This was due to new corporate facilities provided.

•	A decrease of £0.7bn in exposures to Denmark to £0.8bn (2013: £1.5bn). This was principally due to the disposal of securities purchased under resale activity.

•	An increase of £0.3bn in exposure to France to £2.7bn (2013: £2.4bn). This was due to an increase in derivative assets at fair value and an increase in loans and advances to banks.

•	Movements in the remaining country risk exposures were minimal and exposures to these countries remained at low levels.

Further analysis of sovereign debt and other country risk exposures, including peripheral eurozone exposures

Presented below for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

The assets held at amortised cost are principally classified as loans and advances to banks, loans and advances to customers and loans and receivables securities. Santander UK has no held-to-maturity securities. The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss, with the exception of government debt held for liquidity purposes, which are classified as available-for-sale securities. Santander UK has made no reclassifications to/from the assets which are held at fair value from/to any other category.

Sovereign debt

	Assets held at amortised cost			Assets held at fair value
	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn	Total £bn
30 June 2015 (unaudited)
Eurozone countries:
Italy	—	—	—	0.5	—	0.5	0.5	—	0.5
France	—	—	—	—	0.3	0.3	0.3	—	0.3
Germany	—	—	—	0.2	—	0.2	0.2	—	0.2
All other eurozone	—	—	—	0.3	—	0.3	0.3	—	0.3

	—	—	—	1.0	0.3	1.3	1.3	—	1.3

All other countries:
UK	12.1	—	12.1	4.5	0.4	4.9	17.0	—	17.0
US	2.2	—	2.2	0.1	0.2	0.3	2.5	—	2.5
Japan	—	—	—	2.5	—	2.5	2.5	—	2.5
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5
Denmark	—	—	—	0.2	—	0.2	0.2	—	0.2

	14.3	—	14.3	7.8	0.6	8.4	22.7	—	22.7

	Assets held at amortised cost			Assets held at fair value
	Central and local governments £bn	Government guaranteed £bn	Total £bn	Central and local governments £bn	Government guaranteed £bn	Total £bn	Total balance sheet asset £bn	Commitments and undrawn facilities £bn	Total £bn
31 December 2014
Eurozone countries:
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Italy	—	—	—	0.9	—	0.9	0.9	—	0.9
Germany	—	—	—	0.2	—	0.2	0.2	—	0.2
All other eurozone	—	—	—	—	—	—	—	—	—

	—	—	—	1.1	0.4	1.5	1.5	—	1.5

All other countries:
UK	16.9	—	16.9	3.3	0.4	3.7	20.6	—	20.6
US	4.4	—	4.4	0.3	0.2	0.5	4.9	—	4.9
Japan	—	—	—	3.8	—	3.8	3.8	—	3.8
Switzerland	—	—	—	0.7	—	0.7	0.7	—	0.7
Denmark				0.3	—	0.3	0.3	—	0.3

	21.3	—	21.3	8.4	0.6	9.0	30.3	—	30.3

31 December 2013
Eurozone countries:
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Italy	—	—	—	0.8	—	0.8	0.8	—	0.8
Germany	—	—	—	—	—	—	—	—	—
All other eurozone	—	—	—	—	0.2	0.2	0.2	—	0.2

	—	—	—	0.8	0.6	1.4	1.4	—	1.4

All other countries:
UK	20.3	—	20.3	3.9	0.4	4.3	24.6	—	24.6
US	4.9	—	4.9	0.4	—	0.4	5.3	—	5.3
Japan	—	—	—	3.8	—	3.8	3.8	—	3.8
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5
Denmark	—	—	—	—	—	—	—	—	—

	25.2	—	25.2	8.6	0.4	9.0	34.2	—	34.2

Santander UK has no direct sovereign exposures to any other countries. Santander UK has not recognised any impairment losses against sovereign debt which is held at amortised cost. Santander UK has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

Other country risk exposures(1)

	Assets held at amortised cost					Assets held at fair value(2)
	Banks	Other financial institutions	Retail	Corporate	Total	Banks	Other financial institutions	Corporate	Total	Total balance sheet asset	Commitments and undrawn facilities(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
30 June 2015 (unaudited)
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	0.2	0.2	—	—	0.1	0.1	0.3	0.3	0.6
Spain	—	—	—	—	—	0.1	—	—	0.1	0.1	0.2	0.3
Italy	—	—	—	—	—	0.1	—	—	0.1	0.1	0.1	0.2
Portugal	—	—	—	—	—	—	—	—	—	—	—	—
Other eurozone countries:
France	—	—	—	0.1	0.1	2.1	0.1	0.1	2.3	2.4	—	2.4
Germany	—	—	—	0.1	0.1	1.2	—	0.2	1.4	1.5	—	1.5
Other	—	0.1	—	0.4	0.5	1.1	0.1	0.1	1.3	1.8	0.7	2.5

		0.1	—	0.8	0.9	4.6	0.2	0.5	5.3	6.2	1.3	7.5

All other countries:
UK	1.5	1.0	162.6	28.5	193.6	8.8	6.4	8.1	23.3	216.9	33.0	249.9
US	0.4	0.2	—	0.2	0.8	9.0	2.1	—	11.1	11.9	0.1	12.0
Japan	0.6	—	—	—	0.6	0.1	0.1	2.7	2.9	3.5	—	3.5
Switzerland	—	—	—	0.3	0.3	0.7	0.1	—	0.8	1.1	—	1.1
Denmark	—	—	—	—	—	0.1	—	—	0.1	0.1	0.4	0.5
Russia	—	0.2	—	—	0.2	—	—	—	—	0.2	—	0.2
Other	0.1	0.1	—	1.3	1.5	1.9	0.1	—	2.0	3.5	0.6	4.1

	2.6	1.5	162.6	30.3	197.0	20.6	8.8	10.8	40.2	237.2	34.1	271.3

(1)	Excluding Banco Santander and other Banco Santander group companies.
(2)	The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. Santander UK did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described above.
(3)	Of which £19.0bn (2014: £18.0bn) is presented in Retail Banking and the remainder is presented in Commercial Banking and Corporate & Institutional Banking.

	Assets held at amortised cost					Assets held at fair value(2)
	Banks	Other financial institutions	Retail	Corporate	Total	Banks	Other financial institutions	Corporate	Total	Total balance sheet asset	Commitments and undrawn facilities(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
31 December 2014
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	0.1	0.1	—	—	0.1	0.1	0.2	0.1	0.3
Spain	—	—	—	—	—	0.2	—	—	0.2	0.2	0.2	0.4
Italy	—	—	—	—	—	0.1	—	—	0.1	0.1	0.2	0.3
Portugal	—	—	—	—	—	—	—	—	—	—	—	—
Other eurozone countries:
Germany	—	—	—	0.1	0.1	1.9	—	0.2	2.1	2.2	—	2.2
France	—	—	—	0.1	0.1	2.2	—	—	2.2	2.3	—	2.3
Other	—	—	—	0.5	0.5	1.3	0.1	0.3	1.7	2.2	0.7	2.9

	—	—	—	0.8	0.8	5.7	0.1	0.6	6.4	7.2	1.2	8.4

All other countries:
UK	1.3	0.6	158.9	26.0	186.8	9.9	4.4	8.6	22.9	209.7	31.9	241.6
US	0.6	—	—	0.1	0.7	9.5	1.0	—	10.5	11.2	0.1	11.3
Switzerland	—	—	—	0.3	0.3	0.5	—	—	0.5	0.8	—	0.8
Denmark	—	—	—	—	—	0.2	—	—	0.2	0.2	0.3	0.5
Japan	—	—	—	—	—	0.1	0.1	1.1	1.3	1.3	—	1.3
Russia	—	0.2	—	—	0.2	—	—	—	—	0.2	—	0.2
Other	0.1	0.1	—	2.3	2.5	1.3	0.1	0.2	1.6	4.1	1.2	5.3

	2.0	0.9	158.9	28.7	190.5	21.5	5.6	9.9	37.0	227.5	33.5	261.0

31 December 2013
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Spain	0.1	—	—	—	0.1	0.1	—	—	0.1	0.2	0.1	0.3
Italy	0.1	—	—	0.1	0.2	—	—	—	—	0.2	—	0.2
Portugal	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
Germany	0.1	—	—	0.2	0.3	1.5	—	—	1.5	1.8	—	1.8
France	0.1	—	—	0.1	0.2	1.8	—	—	1.8	2.0	—	2.0
Other	—	—	—	0.6	0.6	1.4	—	—	1.4	2.0	0.7	2.7

	0.4	—	—	1.2	1.6	4.8	—	—	4.8	6.4	0.8	7.2

All other countries:
UK	1.5	—	155.5	26.1	183.1	10.8	4.9	4.9	20.6	203.7	28.1	231.8
US	0.5	—	0.1	0.4	1.0	7.7	0.1	0.1	7.9	8.9	—	8.9
Switzerland	—	—	—	0.4	0.4	1.3	—	—	1.3	1.7	0.1	1.8
Denmark	—	—	—	—	—	1.4	—	—	1.4	1.4	0.1	1.5
Japan	—	—	—	—	—	0.1	—	0.1	0.2	0.2	—	0.2
Russia	—	—	—	0.2	0.2	—	—	—	—	0.2	—	0.2
Other	—	—	0.5	2.0	2.5	0.8	0.1	—	0.9	3.4	0.8	4.2

	2.0	—	156.1	29.1	187.2	22.1	5.1	5.1	32.3	219.5	29.1	248.6

(1)	Excluding Banco Santander and other Banco Santander group companies.
(2)	The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. Santander UK did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described above.
(3)	Of which £18.0bn (2013: £19.1bn) is presented in Retail Banking and the remainder is presented in Commercial Banking and Corporate & Institutional Banking.

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in Santander UK’s Retail Banking and Commercial Banking operations. Within Retail Banking, these represent credit cards, mortgage and overdraft facilities. Within Commercial Banking and Corporate & Institutional Banking, these represent standby loan facilities. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 37 to the Consolidated Financial Statements.

Maturity analyses of Santander UK’s assets held at amortised cost are set out in Note 44 to the Consolidated Financial Statements.

Peripheral eurozone countries

This section discusses Santander UK’s direct exposure to peripheral eurozone countries at 31 December 2014 and 2013 by type of financial instrument. It excludes balances with other Banco Santander group companies which are presented separately below. This section also discusses our indirect exposures to peripheral eurozone countries.

Direct and indirect risk exposures to peripheral eurozone countries arise primarily in the large corporate element of the portfolio via large multinational companies and financial institutions, which are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. The corporate portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. The remainder of the Commercial Banking portfolio is predominantly UK-based with no material peripheral eurozone exposure. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

The risk arising from indirect exposures from our transactions with financial institutions is mitigated by the short-term tenor of the transactions, and by the fact that many such transactions contain margin calls and/or collateral requirements, and are subject to standard ISDA Master Agreements permitting offsetting.

The risk arising from indirect exposures from our transactions with other corporates is mitigated by standard financial and non-financial guarantees and the fact that the companies are geographically well diversified in terms of their assets, operations and profits.

Direct exposures to peripheral eurozone countries

Balances as at 30 June 2015 (unaudited)

Balances with respect to Italy at 30 June 2015 comprised trading assets issued by central and local governments of £0.5bn (2014: £0.9bn), commitments and undrawn facilities with corporate customers of £0.1bn (2014: £0.2bn), and derivative assets issued by banks of £0.1bn (2014: £0.1bn).

Balances with respect to Spain at 30 June 2015 comprised derivative assets issued by banks of £0.1bn (2014: £0.2bn), commitments and undrawn facilities with banks of £0.1bn (2014: £0.1bn), and commitments and undrawn facilities with corporate customers of £0.1bn (2014: £0.1bn).

Balances with respect to Ireland at 30 June 2015 comprised loans and advances to corporate customers of £0.2bn (2014: £0.1bn), assets held at fair value with corporate customers of £0.1bn (2014: £0.1bn), commitments and undrawn facilities with corporate customers of £0.2bn (2014: £0.1bn), and commitments and undrawn facilities with other financial institutions of £0.1bn (2014: £nil)

Balances as at 31 December 2014

Balances with respect to Italy at 31 December 2014 comprised trading assets issued by central and local governments of £0.9bn (2013: £0.8bn); Loans and receivables securities issued by banks of £nil (2013: £0.1bn), commitments and undrawn facilities with corporate customers of £0.2bn (2013: £0.1bn); derivative assets issued by banks of £0.1bn (2013: £0.1bn), net of derivative liabilities held by banks of £nil (2013: £0.1bn).

Balances with respect to Spain at 31 December 2014 comprised loans and receivables securities issued by banks of £nil (2013: £0.1bn), derivative assets issued by banks of £0.2bn (2013: £0.1bn), commitments and undrawn facilities with banks of £0.1bn (2013: £nil) and commitments and undrawn facilities with corporate customers of £0.1bn (2013: £0.1bn).

Balances with respect to Ireland at 31 December 2014 comprised loans and advances to corporate customers of £0.1bn (2013: £0.1bn), assets held at fair value with corporate customers of £0.1bn (2013: £nil) and commitments and undrawn facilities with corporate customers of £0.1bn (2013: £nil).

Balances with respect to Portugal at 31 December 2014 were £nil (2013: £0.1bn).

Indirect exposures to peripheral eurozone countries

Indirect exposures to peripheral eurozone countries are considered to exist where our direct counterparties outside the peripheral eurozone countries themselves have a direct exposure to one or more peripheral eurozone countries. Indirect exposures are identified as part of our ongoing credit analysis and monitoring of our counterparty base by the review of available financial information to determine the countries where the material parts of a counterparty’s assets, operations or profits arise.

Our indirect exposures to peripheral eurozone countries consist of a small number of corporate loans to large multinational companies based in the UK that derive a proportion of their profits from one or more peripheral eurozone countries; trading transactions and hedging transactions with financial institutions based in the UK and Europe that derive a proportion of their profits from or have a proportion of their assets in one or more peripheral eurozone countries; and a small number of loans to other corporate entities which have either a proportion of their operations within, or profits from, one or more peripheral eurozone countries. We have no significant indirect exposure to peripheral eurozone countries in our retail business.

Balances with other Banco Santander group companies

Santander UK enters into transactions with other Banco Santander group companies in the ordinary course of business. Such transactions are undertaken in areas of business where Santander UK has a particular advantage or expertise and where other Banco Santander group companies can offer commercial opportunities, substantially on the same terms as for comparable transactions with third party counterparties. These transactions also arise in support of the activities of, or with, larger multinational corporate clients and financial institutions which may have relationships with a number of entities in the Banco Santander group. These activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the PRA. At 30 June 2015 and at 31 December 2014 and 2013, Santander UK had gross balances with other Banco Santander group companies as follows:

	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
30 June 2015(unaudited)
Assets:
– Spain	2.0	0.1	—	2.1
– UK	—	1.0	—	1.0
– Chile	0.2	—	—	0.2
– Norway	0.1	—	—	0.1
– Ireland	0.1	—	—	0.1
–Other <£100m	0.1	—	—	0.1

	2.5	1.1	—	3.6

Liabilities:
– Spain	(4.8)	(0.4)	(0.1)	(5.3)
– UK	—	(0.1)	(0.1)	(0.2)
– Chile	(0.2)	—	—	(0.2)
– Ireland	(0.1)	—	—	(0.1)
– Belgium	(0.1)	—	—	(0.1)
– Norway	(0.1)	—	—	(0.1)
– Italy	—	—	—	—
– Germany	—	—	—	—
– Uruguay	—	—	—	—
– Other < £100m	(0.2)	(0.2)	—	(0.4)

	(5.5)	(0.7)	(0.2)	(6.4)

31 December 2014
Assets:
– Spain	2.1	0.1	—	2.2
– UK	—	0.8	—	0.8
– Chile	0.2	—	—	0.2
– Norway	0.1	—	—	0.1
– Ireland	0.1	—	—	0.1
–Other <£100m	0.1	—	—	0.1

	2.6	0.9	—	3.5

Liabilities:
– Spain	(5.1)	(0.5)	(0.1)	(5.7)
– UK	—	(0.4)	—	(0.4)
– Chile	(0.2)	—	—	(0.2)
– Ireland	(0.1)	—	—	(0.1)
– Belgium	(0.2)	—	—	(0.2)
– Norway	(0.1)	—	—	(0.1)
– Italy	(0.1)	—	—	(0.1)
– Germany	—	(0.1)	—	(0.1)
– Uruguay	(0.1)	—	—	(0.1)
– Other < £100m	(0.1)	(0.2)	—	(0.3)

	(6.0)	(1.2)	(0.1)	(7.3)

30 June 2015 compared to 31 December 2014 (unaudited)

The above balances with other Banco Santander group companies at 30 June 2015 principally consisted of:

•	Derivative assets of £2,369m (2014: £2,538m) subject to ISDA Master Agreements including the Credit Support Annex. These balances were offset by derivative liabilities of £2,412m (2014: £2,214m) and cash collateral received, as described below, and are included in Note 10 to the Condensed Consolidated Interim Financial Statements.

•	Cash collateral of £148m (2014: £121m) given in relation to derivatives futures contracts. The cash collateral was classified as ‘Trading assets’ in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £1,089m (2014: £1,460m), classified as ‘Trading liabilities’ and ‘Deposits by banks’. See Notes 9, 20 and 19 to the Condensed Consolidated Interim Financial Statements..

•	Asset-backed securities of £6m and £45m (2014: £7m and £54m), which were classified as ‘Loans and receivables securities’ and ‘Financial assets designated at fair value’, respectively, in the balance sheet. See Note 11 to the Condensed Consolidated Interim Financial Statements..

•	Deposits by customers of £613m (2014: £867m) and other liabilities of £445m (2014: £300m).

•	Debt securities in issue of £198m (2014: £349m). These balances represent holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes. The decrease in the first half of the year reflected contractual maturities. See Note 22 to the Condensed Consolidated Interim Financial Statements.

•	Subordinated liabilities of £1,322m (2014: £1,867m) reflecting holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes.

•	Financial liabilities designed at fair value of £21m (2014: £96m). See Note 21 to the Condensed Consolidated Interim Financial Statements.

	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
31 December 2014
Assets:
– Spain	2.1	0.1	—	2.2
– UK	—	0.8	—	0.8
– Chile	0.2	—	—	0.2
– Norway	0.1	—	—	0.1
– Ireland	0.1	—	—	0.1
– Other <£100m	0.1	—	—	0.1

	2.6	0.9	—	3.5

Liabilities:
– Spain	(5.1)	(0.5)	(0.1)	(5.7)
– UK	—	(0.4)	—	(0.4)
– Ireland	(0.1)	—	—	(0.1)
– Italy	(0.1)	—	—	(0.1)
– Belgium	(0.2)	—	—	(0.2)
– Chile	(0.2)	—	—	(0.2)
– Germany	—	(0.1)	—	(0.1)
– Norway	(0.1)	—	—	(0.1)
– Uruguay	(0.1)	—	—	(0.1)
– Other < £100m	(0.1)	(0.2)	—	(0.3)

	(6.0)	(1.2)	(0.1)	(7.3)

31 December 2013
Assets:
– Spain	2.2	0.1	—	2.3
– UK	—	0.7	0.2	0.9
– Chile	0.1	—	—	0.1
– Other < £100m	0.1	—	—	0.1

	2.4	0.8	0.2	3.4

Liabilities:
– Spain	(3.7)	(0.8)	—	(4.5)
– UK	—	(1.8)	(0.1)	(1.9)
– Italy	—	(0.2)	—	(0.2)
– Chile	(0.1)	—	—	(0.1)
– Germany	—	(0.1)	—	(0.1)
– Other < £100m	(0.1)	(0.5)	(0.1)	(0.7)

	(3.9)	(3.4)	(0.2)	(7.5)

2014 compared to 2013 (unaudited)

The above balances with other Banco Santander group companies at 31 December 2014 principally consisted of:

•	Reverse repos of £nil (2013: £50m) all of which were collateralised by OECD Government (but not peripheral eurozone) securities. The reverse repos were classified as ‘Loans and Advances to banks’ in the balance sheet and were offset by repo liabilities of £nil (2013: £50m), classified as ‘Deposits by banks’. See Notes 17 and 28 to the Consolidated Financial Statements.

•	Derivative assets of £2,538m (2013: £2,224m) subject to ISDA Master Agreements including the Credit Support Annex. These balances were offset by derivative liabilities of £2,214m (2013: £2,141m) and cash collateral received, as described below, and are included in Note 15 to the Consolidated Financial Statements.

•	Cash collateral of £121m (2013: £112m) given in relation to derivatives futures contracts. The cash collateral was classified as ‘Trading assets’ in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £1,460m (2013: £829m), classified as ‘Trading liabilities’ and ‘Deposits by banks’. See Notes 14, 30 and 28 to the Consolidated Financial Statements.

•	Asset-backed securities of £7m and £54m (2013: £23m and £56m), which were classified as ‘Loans and receivables securities’ and ‘Financial assets designated at fair value’, respectively, in the balance sheet. See Notes 16 and 21 to the Consolidated Financial Statements.

•	Deposits by customers of £867m (2013: £1,014m) and other liabilities of £300m (2013: £247m).

•	Debt securities in issue of £349m (2013: £654m). These balances represent holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes. The decrease in the year reflected contractual maturities. See Note 32 to the Consolidated Financial Statements.

•	Subordinated liabilities of £1,867m (2013: £2,229m) reflecting holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes.

•	Financial Liabilities designed at fair value of £96m (2013: £189m). See Note 31 to the Consolidated Financial Statements.

The next section further analyses the balances with other Banco Santander group companies at 31 December 2014 and 2013 by type of financial instrument and country of the counterparty, including the additional mitigating impact of repo collateral arrangements which are accounted for off-balance sheet.

Spain

	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
31 December 2014
Repurchase agreements
– Asset balance – reverse repo	—	—	—	—

Net repurchase agreement position	—	—	—	—

Derivatives
– Derivative assets	2.1	—	—	2.1
– Derivative liabilities	(1.7)	—	—	(1.7)
Cash collateral in relation to derivatives: – placed	—	—	—	—
– held	(1.4)	—	—	(1.4)

Net derivatives position	(1.0)	—	—	(1.0)

Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	(1.0)	0.1	—	(0.9)

Deposits by customers	—	(0.5)	(0.1)	(0.6)
Debt securities in issue	(0.1)	—	—	(0.1)
Other liabilities	—	—	—	—
Subordinated liabilities	(1.9)	—	—	(1.9)

Total liabilities	(2.0)	(0.5)	(0.1)	(2.6)

Net balance	(3.0)	(0.4)	(0.1)	(3.5)

31 December 2013
Repurchase agreements
– Asset balance – reverse repo	0.1	—	—	0.1

Net repurchase agreement position	0.1	—	—	0.1

Derivatives
– Derivative assets	2.0	—	—	2.0
– Derivative liabilities	(1.9)	—	—	(1.9)
Cash collateral in relation to derivatives: – placed	0.1	—	—	0.1
– held	(0.8)	—	—	(0.8)

Net derivatives position	(0.6)	—	—	(0.6)

Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	(0.5)	0.1	—	(0.4)

Deposits by customers	—	(0.6)	—	(0.6)
Debt securities in issue	(0.1)	(0.1)	—	(0.2)
Other liabilities	(0.2)	(0.1)	—	(0.3)
Subordinated liabilities	(0.7)	—	—	(0.7)

Total liabilities	(1.0)	(0.8)	—	(1.8)

Net balance	(1.5)	(0.7)	—	(2.2)

Other countries

Balances with respect to Belgium at 31 December 2014 comprised debt securities in issue of £0.2bn (2013: £0.5bn). Balances with respect to the UK at 31 December 2014 comprised other assets of £0.8bn (2013: £0.9bn), deposits by customers of £0.1bn (2013: £0.3bn), other liabilities of £0.3bn (2013: £nil) and subordinated liabilities of £nil (2013: £1.6bn). Balances with respect to Italy at 31 December 2014 comprised debt securities in issue (purchased in the secondary market) of £0.1bn (2013: £0.2bn). Balances with respect to Germany at 31 December 2014 comprised deposits by customers of £0.1bn (2013: £0.1bn). Balances with respect to Chile at 31 December 2014 comprised derivative assets of £0.2bn (2013: £0.1bn) and derivative liabilities of £0.2bn (2013: £0.1bn). Balances with respect to Norway at 31 December 2014 comprised derivative assets of £0.1bn (2013: £nil) and derivative liabilities of £0.1bn (2013: £nil). Balances with respect to Uruguay at 31 December 2014 comprised deposits by banks of £0.1bn (2013: £nil).

Redenomination risk (unaudited)

Santander UK considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro-denominated assets and liabilities to be highly improbable, despite recent focus on Greece’s membership of the eurozone. However, for contingency planning purposes Santander UK has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on Santander UK might be of a eurozone member state exit or the dissolution of the euro.

The determination of which assets and liabilities would be legally redenominated is complex and depends on a number of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. Santander UK has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce Santander UK’s overall exposure to losses that might arise in the event of a redenomination by reducing its balances and funding mismatches. As part of its objective of maintaining a diversified funding base, Santander UK raises funding in a number of currencies, including euro, and converts these back into sterling via currency swaps to fund its commercial assets which are largely sterling denominated.

Santander UK’s net asset position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to net assets of £0.1bn at 30 June 2015 (2014: net assets of £0.7bn; 2013: net assets of £0.1bn). This comprised debt securities (covered bonds and securitisations) of £19.3bn (2014: £20.0bn; 2013: £22.0bn) issued by Santander UK as part of its MTF activities, medium-term repo liabilities of £0.8bn (2014: £0.8bn; 2013:  £0.4bn), other deposit liabilities of £3.6bn (2014: £1.9bn; 2013: £1.8bn), other deposits of £1.0bn (2014: £1.7bn; 2013: £nil) by Banco Santander group companies, other loans and securities of £5.0bn (2014: £4.6bn; 2013: 3.0bn), net trading repo liabilities of £2.7bn (2014: liabilities of £2.8bn; 2013: assets of £0.5bn) and related cross-currency swap assets of £22.5bn (2014: £23.3bn; 2013: £24.3bn) which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling.

Disclosures of Santander UK’s exposure to individual eurozone countries and total exposures to counterparties in those countries, including any euro-denominated contracts, are set out earlier in this section.

2. ENHANCED DISCLOSURE TASK FORCE (‘EDTF’) RECOMMENDATIONS

In order to provide disclosures that help investors and other stakeholders understand Santander UK’s performance, financial position and changes thereto, the information provided in the Risk Review goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, Santander UK provides additional disclosures having regard to the recommendations in the report ‘Enhancing the Risk Disclosures of Banks’ issued by the EDTF of the Financial Stability Board in October 2012. The report aims to help financial institutions identify areas that investors had highlighted needed better and more transparent information about banks’ risks, and how these risks relate to performance measurement and reporting. The recommendations for disclosure improvement focused on the principal risks faced by the banking industry, and included disclosures about risk governance, capital adequacy, liquidity, funding, credit risk, market risk and other risks.

Type of risk	Recom- mendation	Disclosure	Page
General	1	The risks to which the business is exposed.	141
	2	Define risk terminology and measures and present day parameters.	139-148
	3	Top and emerging risks, and the changes during the reporting period.	150-152
	4	Discussion of future regulatory developments affecting our business model and profitability.	61, 237, 250, 263

Risk governance and risk management strategies/business model	5	Risk Committees and their activities.	115-117
	6	Risk culture and risk governance and ownership.	139-144
	7	Diagram of risk exposure by business segment.	147
	8	Stress testing and the underlying assumptions.	148

Capital adequacy and risk-weighted assets (‘RWAs’)	9	Pillar 1 capital requirements.	55-57
	10	Reconciliation of the accounting balance sheet to the regulatory balance sheet.	256
	11	Flow statement of the movements in regulatory capital during the reporting period.	254
	12	Discussion of targeted level of capital, and the plans on how to establish this.	57-59
	13	Analysis of RWAs by risk type and business segments.	255-256
	14	Analysis of the capital requirements for each Basel asset class, including major portfolios.	256
	15	Discussion of Basel credit risk model performance.	224

Liquidity	16	Description of how potential liquidity needs are managed and liquidity pool analysis.	238-240

Funding	17	Encumbered and unencumbered assets analysed by balance sheet category.	246-247
	18	Consolidated total assets, liabilities and off-balance sheet commitments analysed by remaining contractual maturity.	F-93
	19	Analysis of sources of funding and a description of our funding strategy.	241-245

Market risk	20	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet.	221-222

Type of risk	Recom- mendation	Disclosure	Page
	21	Discussion of significant trading and non-trading market risk factors.	223-232
	22	Measurement model limitations, assumptions and validation.	223-224, 229
	23	Discussion of stress tests and additional risk measures.	224-225, 230

Credit risk	24	Analysis of aggregate credit risk exposures, including retail and corporate portfolios.	165-175
	25	Discussion of policies for identifying impaired loans defining impairments and renegotiated loans, and explaining loan forbearance.	153-164, F-14-F-17
	26	Reconciliations of the opening and closing balances of non-performing loans and impairment allowances during the year.	172, 185, 200, 214, 219 F-38
	27	Analysis of counterparty credit risk that arises from derivative transactions.	161, 210-212, 216-219 F-32
	28	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	156, 160, 163, 164, 182, 184, 209, 211, 218

Other risks	29	Discussion of the management of other risks.	257-276
	30	Discussion of publicly known risk events.	257-276

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The main classifications of credit risk elements presented are:

•	Impaired loans;

•	Unimpaired loans contractually past due 90 days or more as to interest or principal;

•	Forbearance;

•	Troubled debt restructurings;

•	Potential problem loans and advances; and

•	Cross border outstandings.

Impaired loans

Loans are classified as impaired when there is objective evidence that not all contractual cash flows will be received. Under IFRS, separate disclosure is required of loans that are: neither past due nor impaired; past due but not impaired; and impaired. This disclosure may be found in the ‘—Credit Risk—Credit risk review – Santander UK group exposure’ section.

In accordance with IFRS, Santander UK recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for. Interest income recognised on impaired loans is set out in the Consolidated Financial Statements. The income adjustment in respect of interest that is not anticipated to be recovered was £23m (2013: £31m, 2012: £37m).

Unimpaired loans contractually past due 90 days or more as to interest or principal

In the Retail Banking business, loans and advances are classified as non-performing typically when the customer fails to make payments when contractually due for three months or longer. In the Commercial Banking business, loans and advances are classified as non-performing either when payments are three month or more past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms. Details of Santander UK’s non-performing loans and advances are set out in the ‘Non-performing loans and advances’ section in this Risk Review.

Forbearance

To support customers that encounter difficulties, Santander UK operates forbearance programmes to amend contractual amounts or timings where a customer’s financial distress indicates the potential that satisfactory repayment may not be made within the original terms and conditions of the contract. A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities within customers’ affordability and, if possible, avoid foreclosure or repossession. Further information can be found in the ‘—Credit Risk—Credit risk management - Retail Banking’, ‘—Credit Risk—Credit risk management – Commercial Banking’, ‘—Credit Risk—Credit risk management – Corporate & Institutional Banking’, and ‘—Credit Risk—Credit risk management – Corporate Centre’ sections.

Troubled debt restructurings

The SEC requires separate disclosure of any loans whose terms have been modified by the lender because of the borrower’s financial difficulties, as a concession that the lender would not otherwise consider. These are classified as troubled debt restructurings. The disclosure on forbearance may be found in the ‘—Credit risk’ section.

Potential problem loans and advances

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those discussed above, and as discussed in disclosures by division given in the

‘—Credit Risk’ section.

Cross border outstandings

Cross border outstandings, as defined by bank regulatory rules, are amounts payable to Santander UK by residents of foreign countries, regardless of the currency in which the claim is denominated, and local country claims in excess of local country obligations. Cross border outstandings consist mainly of loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets.

In addition to credit risk, cross border outstandings have the risk that, as a result of political or economic conditions in a country, borrowers may be unable to meet their contractual payment obligations of principal and or interest when due because of the unavailability of, or restrictions on, foreign exchange needed by borrowers to repay their obligations. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks.

For further analysis of country risk exposures, including eurozone and peripheral eurozone exposures and redenomination risk, see ‘—Areas of Focus and Other Items—Country Risk Exposure’.

(i) Cross border outstandings exceeding 1% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings exceeding 1% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
US	4.9	11.1	0.2	16.2
Japan	3.8	0.2	1.1	5.1
31 December 2013
US	5.3	8.3	0.6	14.2
Japan	3.8	0.1	0.1	4.0
31 December 2012
US	0.8	15.2	0.8	16.8
Germany	1.3	3.5	0.2	5.0
Switzerland	0.5	2.3	0.5	3.3

(ii) Cross border outstandings between 0.75% and 1% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings between 0.75% and 1% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
France	0.4	2.2	0.1	2.7
Spain	—	2.5	0.1	2.6
Germany	0.2	1.9	0.3	2.4
31 December 2013
Spain	—	2.5	0.1	2.6
France	0.4	1.9	0.1	2.4
Switzerland	0.5	1.3	0.5	2.3
31 December 2012
Spain	—	2.8	0.1	2.9
France	—	2.2	0.2	2.4
Denmark	—	2.3	—	2.3

(iii) Cross border outstandings between 0.5% and 0.75% of total assets

At 31 December 2014, 2013 and 2012, cross border outstandings between 0.5% and 0.75% of total assets were as follows:

31 December 2014	Governments and official institutions £bn	Banks and other financial institutions £bn	Other £bn	Total £bn
Switzerland	0.7	0.5	0.3	1.5
31 December 2013
Germany	—	1.6	0.2	1.8
Denmark	—	1.4	0.1	1.5
31 December 2012
Japan	1.2	0.2	0.2	1.6

The geographical analysis below is based on the location of the office from which the loans and advances to customers are made, rather than the domicile of the borrower. Further geographical analysis, showing the country of domicile of the borrower rather than the office of lending is set out in the ‘Areas of Focus and Other Items—Country Risk Exposure’ section.

Impairment loss allowances on loans and advances to customers

An analysis of impairment loss allowances on loans and advances to customers is presented below.

	2014 £m	2013 £m	2012 £m	2011(1) £m	2010(1) £m
Observed impairment loss allowances
Advances secured on residential properties - UK	248	303	299	381	369
Corporate loans - UK	412	482	734	407	326
Finance leases - UK	7	8	6	6	2
Unsecured personal advances - UK	85	80	146	330	381

Total observed impairment loss allowances	752	873	1,185	1,124	1,078

Incurred but not yet observed impairment loss allowances
Advances secured on residential properties - UK	331	290	253	97	157
Corporate loans - UK	146	150	162	127	147
Finance leases - UK	47	36	34	31	17
Unsecured personal advances - UK	163	205	168	184	256

Total incurred but not yet observed impairment loss allowances	687	682	617	439	577

Total impairment loss allowances	1,439	1,555	1,802	1,563	1,655

(1)	The data presented for 2011 and 2010 does not reflect discontinued operations as the data cannot be re-presented without unreasonable effort and expense.

Movements in impairment loss allowances on loans and advances to customers

An analysis of movements in impairment loss allowances on loans and advances to customers is presented below.

	2014 £m	2013 £m	2012 £m	2011(1) £m	2010(1) £m
Impairment loss allowances at 1 January	1,555	1,802	1,429	1,655	1,299
Amounts written off
Advances secured on residential properties - UK	(56)	(89)	(75)	(92)	(42)
Corporate loans - UK	(150)	(382)	(215)	(164)	(116)
Finance leases - UK	(7)	(10)	(13)	(9)	(5)
Unsecured personal advances - UK	(272)	(342)	(377)	(466)	(448)

Total amounts written off	(485)	(823)	(680)	(731)	(611)

Observed impairment losses charged against profit
Advances secured on residential properties - UK	1	93	55	104	98
Corporate loans - UK	80	130	542	249	207
Finance leases - UK	6	12	12	14	6
Unsecured personal advances - UK	277	316	338	412	488

Total observed impairment losses charged against profit	364	551	947	779	799

Incurred but not yet observed impairment losses charged against profit	5	25	106	(140)	(53)

Total impairment losses charged against profit	369	576	1,053	639	746

Assumed through transfers of entities under common control	—	—	—	—	221

Impairment loss allowances at 31 December	1,439	1,555	1,802	1,563	1,655

	%	%	%	%	%
Ratio of amounts written off to average loans during the year	0.26	0.43	0.34	0.36	0.31

(1)	The data presented for 2011 and 2010 does not reflect discontinued operations as the data cannot be re-presented without unreasonable effort and expense.

Recoveries

An analysis of recoveries is presented below.

	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Advances secured on residential properties - UK	3	4	4	3	1
Corporate loans - UK	4	8	6	12	12
Finance leases - UK	2	2	2	3	1
Unsecured personal advances - UK	102	87	53	56	20

Total amount recovered	111	101	65	74	34

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certified Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

Item 19. Exhibits

Exhibits

Documents filed as exhibits to this registration statement:

1.1*	Articles of Association of Santander UK Group Holdings plc

7.1	Statement of Ratio of Earnings to Fixed Charges

8.1*	List of Subsidiaries of the Registrant

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.

Dated: 8 September 2015

SANTANDER UK GROUP HOLDINGS PLC

By:	/s/ Stephen Jones
Name:	Stephen Jones
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Santander UK Group Holdings plc

We have audited the accompanying consolidated balance sheets of Santander UK Group Holdings plc and subsidiaries (the ‘Group’) as at 31 December 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flows statements for each of the three years in the period ended 31 December 2014, the related Notes 1 to 48 and the Risk Review, except for those items marked as unaudited. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Santander UK Group Holdings plc and subsidiaries as at 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (‘IASB’).

Deloitte LLP

London, UK

27 March 2015

CONSOLIDATED INCOME STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013 £m	2012 £m
Interest and similar income	3	6,797	7,170	7,432
Interest expense and similar charges	3	(3,363)	(4,207)	(4,698)

Net interest income		3,434	2,963	2,734

Fee and commission income	4	1,095	1,058	1,086
Fee and commission expense	4	(356)	(300)	(225)

Net fee and commission income		739	758	861

Net trading and other income	5	297	308	1,088

Total operating income		4,470	4,029	4,683

Administration expenses	6	(1,915)	(1,947)	(1,873)
Depreciation, amortisation and impairment	7	(482)	(248)	(241)

Total operating expenses excluding impairment losses, provisions and charges		(2,397)	(2,195)	(2,114)

Impairment losses on loans and advances	9	(258)	(475)	(988)
Provisions for other liabilities and charges	9	(416)	(250)	(429)

Total operating impairment losses, provisions and charges		(674)	(725)	(1,417)

Profit on continuing operations before tax		1,399	1,109	1,152
Tax on profit on continuing operations	10	(289)	(211)	(271)

Profit on continuing operations after tax		1,110	898	881
(Loss)/profit from discontinued operations after tax	11	—	(8)	62

Profit after tax for the year		1,110	890	943

Attributable to:
Equity holders of the parent		1,070	833	886
Non-controlling interest	47	40	57	57

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013 £m	2012 £m
Profit for the year		1,110	890	943

Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net gains on available-for-sale securities	22	235	15	6
- Net gains on available-for-sale securities transferred to profit or loss on sale		(208)	(46)	(17)
- Tax on above items	10	(6)	7	3

		21	(24)	(8)

Cash flow hedges:
- Net gains/(losses) on cash flow hedges		44	(207)	—
- Net gains on cash flow hedges transferred to profit or loss		427	66	—
- Tax on above items	10	(99)	31	—

		372	(110)	—

Exchange differences on translation of foreign operations		(4)	—	—

Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		389	(134)	(8)

Other comprehensive income that will not be reclassified to profit or loss subsequently:
Remeasurement of defined benefit pension obligations	36	132	(564)	(183)
Tax on above item	10	(27)	113	42

Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently		105	(451)	(141)

Total other comprehensive income/(expense) for the year net of tax		494	(585)	(149)

Total comprehensive income for the year		1,604	305	794

Attributable to:
Equity holders of the parent		1,564	248	737
Non-controlling interest	47	40	57	57

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2014 and 2013

	Notes	2014 £m	2013 £m
Assets
Cash and balances at central banks	13	22,562	26,374
Trading assets	14	21,700	22,294
Derivative financial instruments	15	23,021	20,049
Financial assets designated at fair value	16	2,881	2,747
Loans and advances to banks	17	2,057	2,347
Loans and advances to customers	18	188,691	184,587
Loans and receivables securities	21	118	1,101
Available-for-sale securities	22	8,944	5,005
Macro hedge of interest rate risk		963	769
Interests in other entities	23	38	27
Intangible assets	24	2,187	2,335
Property, plant and equipment	25	1,624	1,521
Current tax assets		—	114
Deferred tax assets	26	—	16
Retirement benefit assets	36	315	118
Other assets	27	876	882

Total assets		275,977	270,286

Liabilities
Deposits by banks	28	8,214	8,696
Deposits by customers	29	153,606	147,167
Trading liabilities	30	15,333	21,278
Derivative financial instruments	15	22,732	18,863
Financial liabilities designated at fair value	31	2,848	3,407
Debt securities in issue	32	51,790	50,870
Subordinated liabilities	33	4,002	4,306
Macro hedge of interest rate risk		139	—
Other liabilities	34	2,302	1,883
Provisions	35	491	550
Current tax liabilities		69	4
Deferred tax liabilities		59	—
Retirement benefit obligations	36	199	672

Total liabilities		261,784	257,696

Equity
Share capital and other equity instruments	38	12,068	11,268
Retained earnings		4,056	3,377
Merger reserve		(2,543)	(2,543)
Other reserves		273	(116)

Total shareholders’ equity		13,854	11,986
Non-controlling interest	47	339	604

Total liabilities and equity		275,977	270,286

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

The Primary Financial Statements and the accompanying Notes to the Financial Statements were approved and authorised for issue by the Board on 27 March 2015 and signed on its behalf by:

Stephen Jones

Chief Financial Officer

Company Registered Number: 08700698

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2014, 2013 and 2012

				Other reserves
	Notes	Share capital and other equity instruments £m	Merger reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m	Non-controlling interest £m	Total £m
1 January 2014		11,268	(2,543)	(23)	(110)	17	3,377	11,986	604	12,590
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	—	1,070	1,070	40	1,110
Other comprehensive income/(expense):
- Net gains on available-for-sale securities		—	—	235	—	—	—	235	—	235
- Net gains on available-for-sale securities transferred to profit or loss		—	—	(208)	—	—	—	(208)	—	(208)
- Net gains/(losses) on cash flow hedges		—	—	—	44	—	—	44	—	44
- Net losses on cash flow hedges transferred to profit or loss		—	—	—	427	—	—	427	—	427
- Remeasurement of defined benefit pension obligations		—	—	—	—	—	132	132	—	132
Exchange differences on translation of foreign operations		—	—	—	—	(4)	—	(4)	—	(4)
- Tax on other comprehensive income/(expense)		—	—	(6)	(99)	—	(27)	(132)	—	(132)

Other comprehensive income/(expense) net of tax		—	—	21	372	(4)	105	494	—	494

Issue of Perpetual Capital Securities		800	—	—	—	—	—	800	—	800
Repurchase of preference shares	47	—	—	—	—	—	(9)	(9)	(265)	(274)
Dividends and other distributions	12	—	—	—	—	—	(487)	(487)	(40)	(527)

31 December 2014		12,068	(2,543)	(2)	262	13	4,056	13,854	339	14,193

1 January 2013		11,268	(2,543)	1	—	17	3,405	12,148	894	13,042
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	—	833	833	57	890
Other comprehensive income/(expense):
- Net gains on available-for-sale securities		—	—	15	—	—	—	15	—	15
- Net gains on available-for-sale securities transferred to profit or loss		—	—	(46)	—	—	—	(46)	—	(46)
- Net gains/(losses) on cash flow hedges		—	—	—	(207)	—	—	(207)	—	(207)
- Net losses on cash flow hedges transferred to profit or loss		—	—	—	66	—	—	66	—	66
- Remeasurement of defined benefit pension obligations		—	—	—	—	—	(564)	(564)	—	(564)
- Tax on other comprehensive income/(expense)		—	—	7	31	—	113	151	—	151

Other comprehensive income/(expense) net of tax		—	—	(24)	(110)	—	(451)	(585)	—	(585)

Repurchase of preference shares		—	—	—	—	—	15	15	(290)	(275)
Dividends and other distributions	12	—	—	—	—	—	(425)	(425)	(57)	(482)

31 December 2013		11,268	(2,543)	(23)	(110)	17	3,377	11,986	604	12,590

1 January 2012		11,268	(2,543)	9	—	17	3,110	11,861	894	12,755
Total comprehensive income/(expense):
- Profit for the year		—	—	—	—	—	886	886	57	943
Other comprehensive income/(expense):
- Net gains on available-for-sale securities		—	—	6	—	—	—	6	—	6
- Net gains on available-for-sale securities transferred to profit or loss		—	—	(17)	—	—	—	(17)	—	(17)
- Remeasurement of defined benefit pension obligations		—	—	—	—	—	(183)	(183)	—	(183)
- Tax on other comprehensive income/(expense)		—	—	3	—	—	42	45	—	45

Other comprehensive income/(expense) net of tax		—	—	(8)	—	—	(141)	(149)	—	(149)

Dividends and other distributions	12	—	—	—	—	—	(450)	(450)	(57)	(507)

31 December 2012		11,268	(2,543)	1	—	17	3,405	12,148	894	13,042

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

For the years ended 31 December 2014, 2013 and 2012

	Notes	2014 £m	2013 £m	2012 £m
Cash flows (used in)/from operating activities
Profit for the year		1,110	890	943
Adjustments for:
Non cash items included in profit		1,306	1,618	1,511
Change in operating assets		(11,662)	17,616	8,340
Change in operating liabilities		4,449	(15,956)	(4,578)
Corporation taxes paid		(149)	(118)	(231)
Effects of exchange rate differences		(613)	702	(1,961)

Net cash flow (used in)/from operating activities	39	(5,559)	4,752	4,024

Cash flows (used in)/from investing activities
Investments in other entities		—	(18)	(6)
Purchase of property, plant and equipment and intangible assets	24,25	(506)	(339)	(454)
Proceeds from sale of property, plant and equipment and intangible assets		71	99	80
Purchase of available-for-sale securities		(4,236)	(2,904)	(6,338)
Proceeds from sale and redemption of available-for-sale securities		526	3,344	910

Net cash flow (used in)/from investing activities		(4,145)	182	(5,808)

Cash flows (used in)/from financing activities
Issue of debt securities		19,936	25,469	37,219
Issue of Perpetual Capital Securities		800	—	—
Repayment of debt securities		(20,310)	(32,880)	(35,636)
Repurchase of preference shares		(274)	(290)	—
Dividends paid on ordinary shares	12	(447)	(665)	(425)
Dividends paid on preference shares classified in equity	12	(19)	(19)	(19)
Dividends paid on Reserve Capital Instruments	12	(21)	(21)	(21)
Dividends paid on Perpetual Preferred Securities	12	—	(17)	(17)

Net cash flow (used in)/from financing activities		(335)	(8,423)	1,101

Net decrease in cash and cash equivalents		(10,039)	(3,489)	(683)

Cash and cash equivalents at beginning of the year		37,179	41,639	42,946
Effects of exchange rate changes on cash and cash equivalents		223	(971)	(624)

Cash and cash equivalents at the end of the year	39	27,363	37,179	41,639

The accompanying Notes to the Financial Statements and the audited sections of the Risk Review form an integral part of these Consolidated Financial Statements.

1. ACCOUNTING POLICIES

These financial statements are prepared for Santander UK Group Holdings plc (the ‘Company’) and the Santander UK Group Holdings plc group (the ‘Santander UK group’) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.

Santander UK Group Holdings plc is a public limited company, incorporated in England and Wales having a registered office in England. It is a financial services holding company.

Basis of preparation

On 10 January 2014, the Company became the parent company of Santander UK plc and its subsidiaries through an exchange of shares with the shareholders of Santander UK plc which resulted in the issuance of shares of the Company in exchange for the ordinary shares of Santander UK plc (the ‘transaction’). This transaction, which resulted in the Company becoming the new immediate holding company of Santander UK plc, constitutes a group reconstruction and, as a transaction between entities under common control, falls outside the scope of IFRS 3 ‘Business Combinations’ and there is no other authoritative guidance for such situations under IFRS. In the absence of such authoritative guidance under IFRS, the transaction has been accounted for in these consolidated financial statements using the principles of merger accounting under UK GAAP which results in the net assets of Santander UK plc being recorded at carrying value and presented as if the Company and Santander UK plc had always been part of the same consolidated group. This policy, which does not conflict with IFRS, reflects the economic substance of the transaction. See Note 38 for a further description of the transaction.

Although the group reconstruction did not become effective until 10 January 2014 as mentioned above, the consolidated financial statements for the years ended 31 December 2014, 2013 and 2012 have been presented to effect the transaction retrospectively as if the Company and Santander UK plc had always been part of the same consolidated group and have been prepared as set out below:

•	The assets and liabilities reflect the historical carrying amounts of the consolidated financial statements of the Santander UK plc group.

•	The results and cash flows reflect the results and cash flows of the consolidated financial statements of the Santander UK plc group.

•	Total shareholders’ equity is comprised as follows:

•	Share capital and other equity instruments represent the share capital issued by the Company, including shares issued for the transaction.

•	Merger reserve represents the difference between the shares issued by the Company for the transaction and the ordinary share capital and share premium reserve of Santander UK plc.

•	Retained earnings reflect the historical carrying amounts of the consolidated financial statements of the Santander UK plc group.

•	Other reserves reflect the historical carrying amounts of the consolidated financial statements of the Santander UK plc group

•	Certain other equity instruments other than ordinary shares presented within share capital and other equity instruments in the Santander UK plc group’s balance sheet have been recognised and presented as non-controlling interests in the Santander UK group consolidated financial statements.

These financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. The financial statements have been prepared on the going concern basis using the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, assets held for sale, retirement benefit obligations and cash-settled share based payments. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the Directors’ statement of going concern set out in the Directors’ Report.

Compliance with International Financial Reporting Standards

The Santander UK group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) of the IASB (together ‘IFRS’). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Review which form an integral part of these financial statements.

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)	IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement and the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these Consolidated Financial Statements.

b)	IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2017. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Consolidated Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Consolidated Financial Statements.

c)	There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the Santander UK group’s financial statements until a detailed review has been completed.

Comparative information

As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related Notes.

Consolidation

a) Subsidiaries

The Consolidated Financial Statements incorporate the financial statements of Santander UK Group Holdings plc and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary. Inter-company transactions, balances and unrealised gains on transactions between Santander UK group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.

        The acquisition method of accounting is used to account for the acquisition of subsidiaries which meet the definition of a business. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. When the Santander UK group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

Transactions between entities under common control, i.e. fellow subsidiaries of Banco Santander, S.A. (the ‘ultimate parent’) are outside the scope of IFRS 3 – ‘Business Combinations’, and there is no other guidance for such situations under IFRS. The Santander UK group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, unless the transaction represents a reorganisation of entities within the Santander UK group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Santander UK group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

b) Associates and joint ventures

Associates are entities over which the Santander UK group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Unrealised gains on transactions between the Santander UK group and its associates are eliminated to the extent of the Santander UK group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Santander UK group’s investment in associates includes goodwill on acquisition.

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies have been aligned to the extent there are differences from the Santander UK group’s policies.

The Santander UK group’s investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of the post-acquisition results of the joint venture or associate. When the Santander UK group’s share of losses of an associate or a joint venture exceeds the Santander UK group’s interest in that associate or joint venture, the Santander UK group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Santander UK group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Foreign currency translation

Items included in the financial statements of each entity (including foreign branch operations) in the Santander UK group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the ‘functional currency’). The Consolidated Financial Statements are presented in sterling, which is the functional currency of the Company.

Income statements and cash flows of foreign entities are translated into the Santander UK group’s presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December.

Exchange differences arising from the translation of the net investment in foreign entities are recognised in other comprehensive income. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated into the functional currency of the entity involved at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement unless recognised in other comprehensive income in connection with a cash flow hedge. Non-monetary items denominated in a foreign currency measured at historical cost are not re-translated. Exchange rate differences arising on non-monetary items measured at fair value are recognised in the consolidated income statement except for differences arising on available-for-sale equity securities which are recognised in other comprehensive income.

Exchange rate differences recognised in the consolidated income statement on items not at fair value through profit and loss were £486m income (2013: £(450)m expense, 2012: £1,631m income) and are presented in the line net trading and other income (see Note 5). Exchange rate differences on items measured at fair value through profit or loss are included in the changes to fair value as presented in net trading and other income.

Revenue recognition

a) Interest income and expense

Interest income on financial assets that are classified as loans and receivables or available-for-sale, and interest expense on financial liabilities other than those at fair value through profit and loss are determined using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses. The calculation includes all amounts paid or received by the Santander UK group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of the financial instrument and all other premiums or discounts. Interest income on assets classified as loans and receivables and available-for-sale, interest expense on liabilities classified at amortised cost, and interest income and expense on hedging derivatives are recognised in interest and similar income and interest expense and similar charges in the income statement.

In accordance with IFRS, the Santander UK group recognises interest income on assets after they have been written down as a result of an impairment loss. Interest continues to be accrued on all loans and the element of interest that is not anticipated to be recovered is provided for.

b) Fee and commission income and expense

Fees and commissions that are not an integral part of the effective interest rate are recognised when the service is provided. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products. Revenue from these income streams is recognised when the service is provided.

For insurance products, fee and commission income consists principally of commissions earned on the sale of building and contents insurance, life protection insurance and payment cover insurance. Revenue from these income streams is recognised when the service is provided.

Asset management fee and commission income comprises portfolio and other management advisory and service fees, investment fund management fees, and fees for private banking, financial planning and custody services. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts as the service is provided. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for private banking, financial planning and custody services that are continuously provided over an extended period of time.

Fee and commission income which forms an integral part of the effective interest rate of a financial instrument (e.g. certain loan commitment fees) is recognised as an adjustment to the effective interest rate and recorded in ‘Interest income’.

c) Dividend income

Except for equity securities classified as trading assets or financial assets held at fair value through profit or loss, described below, dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

d) Net trading and other income

Net trading and other income comprises all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (including financial assets and liabilities held for trading, trading derivatives and designated as fair value through profit or loss), together with related interest income, expense, dividends and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in net trading and other income. Net trading and other income also include income from operating lease assets, and profits/(losses) arising on the sales of property, plant and equipment and subsidiary undertakings.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including computer software, which are assets that necessarily take a substantial period of time to develop for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognised in profit or loss in the period in which they occur.

Pensions and other post-retirement benefits

The Santander UK group operates various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, as determined by periodic actuarial calculations. A defined benefit plan is a pension plan that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund). The pension paid to the member at retirement is based on the amount in the separate fund for each member. The Santander UK group has no legal or constructive obligations to pay further contributions into the fund to ‘top up’ benefits to a certain guaranteed level. Pension costs are charged to the line item ‘Administration expenses’, with the net interest on the defined benefit asset or liability included within ‘Net interest income’ in the income statement.

a) Defined benefit plans

The asset or liability recognised in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date. Full actuarial valuations of the Santander UK group’s principal defined benefit schemes are carried out on a triennial basis. Each scheme’s Trustee is responsible for the actuarial valuations and in doing so considers or relies in part on a report of a third party expert.

The present value of the defined benefit obligation is estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value using an interest rate applicable to high-quality AA rated corporate bonds of the same currency and which have terms to maturity closest to the terms of the scheme liabilities, adjusted where necessary to match those terms. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about mortality, inflation, discount rates, pension increases and earnings growth, based on past experience. Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively. Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

The income statement includes the net interest income/expense on the net defined benefit liability/asset, current service cost and any past service cost and gain or loss on settlement. Remeasurement of defined benefit pension schemes, including return on scheme assets (excludes amounts included in net interest), actuarial gains and losses arising from changes in financial assumptions and changes in actuarial assumptions and the effect of the changes to the asset ceiling (if applicable) are recognised in other comprehensive income. Remeasurement recognised in other comprehensive income will not be reclassified to the income statement. Past-service costs are recognised as an expense in the income statement at the earlier of when the plan amendment or curtailment occurs and when the related restructuring costs or termination benefits are recognised. Curtailments include the impact of significant reductions in the number of employees covered by a plan, or amendments to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. Curtailment gains and losses on businesses that meet the definition of discontinued operations are included in profit or loss for the year from discontinued operations. Gains and losses on settlements are recognised when the settlement occurs.

b) Defined contribution plans

For defined contribution plans, the Santander UK group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Santander UK group has no further payment obligation. The regular contributions constitute net periodic costs for the year in which they are due and are included in staff costs which are presented in Administration expenses in the income statement.

c) Post-retirement medical benefit plans

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each yearend. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Share-based payments

The Santander UK group engages in cash-settled and equity-settled share-based payment transactions in respect of services received from certain of its employees. Shares of the Santander UK group’s parent, Banco Santander, S.A. are purchased in the open market by the Santander UK group (for the Employee Sharesave scheme) or are purchased by Banco Santander, S.A. or another Banco Santander group company (for awards granted under the Long Term Incentive Plan and the Deferred Shares Bonus Plan) to satisfy share options as they vest.

Options granted under the Employee Sharesave scheme are accounted for as cash-settled share-based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.

The fair value of the services received is measured by reference to the fair value of the shares or share options initially on the date of the grant for both the cash and equity settled share-based payments and then subsequently at each reporting date for the cash settled share-based payments. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement within administration expenses, over the period that the services are received, which is the vesting period.

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled share-based payments. A liability equal to the amount to be reimbursed to Banco Santander, S.A. is recognised at the current fair value determined at the grant date for equity-settled share-based payments.

The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk free interest rate, the expected volatility of the Banco Santander, S.A. share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

Where an award has been modified, as a minimum, the expense of the original award continues to be recognised as if it had not been modified. Where the effect of a modification is to increase the fair value of an award or increase the number of equity instruments, the incremental fair value of the award or incremental fair value of the modification of the award is recognised in addition to the expense of the original grant, measured at the date of modification, over the modified vesting period.

A cancellation that occurs during the vesting period is treated as an acceleration of vesting, and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the acquired subsidiary, associate, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included as part of Investment in associates. Goodwill is tested for impairment at each balance sheet date, or more frequently when events or changes in circumstances dictate, and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

Other intangible assets are recognised if they arise from contracted or other legal rights or if they are capable of being separated or divided from the Santander UK group and sold, transferred, licensed, rented or exchanged. The value of such intangible assets is amortised on a straight-line basis over the useful economic life of the assets in question, which ranges from three to seven years. Other intangible assets are reviewed annually for impairment indicators and tested for impairment where indicators are present.

Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits and the cost of these products can be measured reliably. These costs include payroll, the costs of materials and services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software are classified in intangible assets on the balance sheet and amortised on a straight-line basis over their useful life of three to seven years, unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs associated with maintaining software programmes are expensed as incurred.

Property, plant and equipment

Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in net trading and other income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ’Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment on the balance sheet where the software is an integral part of the related computer hardware.

Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years

Depreciation is not charged on freehold land and assets under construction.

Financial assets and liabilities

Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition. Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity financial assets. Financial assets that are classified at fair value through profit or loss, which have not been designated as such or are not accounted for as derivatives, or assets classified as available-for-sale, may subsequently in rare circumstances, be reclassified from the fair value through profit or loss category to the loans and receivables, available-for-sale or held to maturity categories. In order to meet the criteria for reclassification, the asset must no longer be held for the purpose of selling or repurchasing in the near term and must also meet the definition of the category into which it is to be reclassified had it not been required to classify it at fair value through profit or loss at initial recognition. The reclassified value is the fair value of the asset at the date of reclassification. The Santander UK group has not utilised this option and therefore has not reclassified any assets from the fair value through profit or loss category that were classified as such at initial recognition. Financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

Financial assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the Santander UK group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control. Financial liabilities are derecognised when extinguished, cancelled or expire.

A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned. Regular way purchases of financial assets classified as loans and receivables, issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way purchases and issues are recognised on trade date.

a) Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities are classified as fair value through profit or loss if they are either held for trading or otherwise designated at fair value through profit or loss on initial recognition.

Financial asset and financial liabilities are classified as held for trading if they are derivatives or it they are acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking.

In certain circumstances financial assets and financial liabilities other than those that are held for trading are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on a different basis, where the assets or liabilities are managed and their performance evaluated on a fair value basis, or where a financial asset or financial liability contains one or more embedded derivatives which are not closely related to the host contract.

Financial assets and financial liabilities classified as fair value through profit or loss are initially recognised at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement.

Derivative financial instruments, trading assets and liabilities and financial assets and liabilities designated at fair value are classified as fair value through profit or loss.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, that are not quoted in an active market and which are not classified as available-for-sale or fair value through profit or loss. They arise when the Santander UK group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. Loans and receivables consist of loans and advances to banks, loans and advances to customers, and loans and receivables securities.

c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not categorised into any of the other categories described. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value of available-for-sale securities are recognised in other comprehensive income until sale or until determined to be impaired when the cumulative gain or loss or impairment losses are transferred to the income statement. Where the financial asset is interest-bearing, interest is determined using the effective interest method.

Income on investments in equity shares, debt instruments and other similar interests is recognised in the income statement as and when dividends are declared and interest is accrued. Impairment losses and foreign exchange translation differences on monetary items are recognised in the income statement.
d) Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, are initially recognised at fair value and are subsequently valued at amortised cost, using the effective interest method. The Santander UK group does not hold any held to maturity financial assets.

e) Borrowings

Borrowings (which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost or fair value through profit or loss dependent on designation at initial recognition.

Preference shares which carry a contractual obligation to transfer economic benefits are classified as financial liabilities and are presented in subordinated liabilities. The coupon on these preference shares is recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

f) Other financial liabilities

All other financial liabilities are initially recognised at fair value net of transaction costs incurred. They are subsequently stated at amortised cost, using the effective interest method.

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. These products are accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivative financial instruments.

g) Sale and repurchase agreements (including stock borrowing and lending)

Securities sold subject to a commitment to repurchase them at a predetermined price (‘repos’) under which substantially all the risks and rewards of ownership are retained by the Santander UK group remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded as an asset. The difference between the sale and repurchase price is treated as trading income in the income statement, except where the repo is not treated as part of the trading book, in which case the difference is recorded in interest income or expense.

Securities lending and borrowing transactions are generally secured, with collateral taking the form of securities or cash advanced or received. Securities lent or borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.

Derivative financial instruments

Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross currency, equity, residential property and other index-related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures, and equity index options.

Derivatives are held for trading or for risk management purposes. Derivatives are classified as held for trading unless they are designated as being in a hedge relationship. The Santander UK group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria, as further described within ‘hedge accounting’ below.

Derivatives are recognised initially (on the date on which a derivative contract is entered into), and are subsequently remeasured, at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are obtained using valuation techniques, including discounted cash flow and option pricing models.

Derivatives may be embedded in other financial instruments, such as the conversion option in a convertible bond. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless either there has been a change in the terms of the contract which significantly modifies the cash flows (in which case the contract is reassessed at the time of modification) or the contract has been reclassified (in which case the contract is reassessed at the time of reclassification).

All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted. The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement, and included within net trading and other income.

Offsetting financial assets and liabilities

Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Hedge accounting

The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, exchange rates and certain indices such as retail price indices.

        At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Santander UK group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Santander UK group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) a hedge of a net investment in a foreign operation (‘net investment hedges’). The Santander UK group applies fair value hedge accounting and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet position in Macro hedge of interest rate risk and recognised in the income statement as income or expenses on financial assets and liabilities held for trading. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

b) Cash flow hedge accounting

The effective portion of changes in the fair value of qualifying cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The Santander UK group is exposed to cash flow interest rate risk on its floating rate assets and foreign currency risk on its fixed rate debt issuances denominated in foreign currency. Cash flow hedging is used to hedge the variability in cash flows arising from both these risks.

Securitisation transactions

The Santander UK group has entered into certain arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. As the Santander UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction.

Impairment of financial assets

At each balance sheet date the Santander UK group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets classified as loans and advances, loans and receivables securities or available-for-sale financial assets have become impaired. Evidence of impairment varies across different portfolios and may include indications that the borrower or group of borrowers have defaulted, are experiencing significant financial difficulty, or the debt has been restructured potentially reducing the burden to the borrower. Impairment losses are recorded as charges in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an impairment loss allowance. Impairment loss allowances are maintained at the level that management deems sufficient to absorb incurred losses. Losses expected from future events are not recognised.

a) Loans and advances

Impairment loss allowances for loans and advances, less amounts released and recoveries of amounts written off are charged to the line item ‘Impairment losses on loans and advances’ in the income statement. The impairment loss allowances are deducted from the ‘Loans and advances to banks’, ‘Loans and advances to customers’ and ‘Loans and receivables securities’ line items on the balance sheet.

i) Retail assets

Retail customers are assessed either individually or collectively for impairment. Potential indicators of loss events which may be evidence of impairment for retail borrowers may include:

•	missed payments of capital or interest;

•	the borrower notifying the Santander UK group of current or likely financial distress;

•	request from a borrower to change contractual terms as a result of the borrower’s financial difficulty (i.e. forbearance);

•	contact from a debt management company; and

•	changes in activity or arrears on other accounts held by the borrower.

Individual assessment

For individually assessed assets, the Santander UK group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows from the asset discounted at the asset’s original effective interest rate.

Collective assessment

In making a collective assessment for impairment, financial assets are grouped together according to their credit risk characteristics. These can include grouping by product, loan-to-value, brand, geography, type of customer and previous insolvency events. For each such portfolio or sub-segment of the portfolio, future cash flows are estimated through the use of historical loss experience. The historical loss experience is adjusted to include the effects of changes in current economic, behavioural and other conditions that cannot be successfully depicted solely from historical experience. The loss is discounted at the effective interest rate, except where portfolios meet the criteria for short-term receivables. The unwind of the discount over time is reported through interest and other similar income within the income statement, with an increase to the impairment loss allowances on the balance sheet. Loans for which evidence of potential loss have been specifically identified are group together for the purpose of calculating an allowance for observed losses. Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an allowance for incurred but no observed (‘IBNO’) losses. Such losses will only be individually identified in the future.

Observed impaired loss allowance

An impairment loss allowance for observed losses is established for all non-performing loans, which are typically three months or more past due, where it is increasingly probable that some of the capital or interest will not be repaid or recovered through enforcement of any applicable security. The allowance for observed losses is determined on a collective (or ‘portfolio’) basis for groups of loans with similar credit risk characteristics.

The length of time before an asset is regarded as being in default depends on whether the asset is secured and the nature of the collateral that secures the advances. On advances secured by residential or commercial property, the default period is three months. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan. On unsecured advances, such as personal term loans, the default period is generally three months. Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account.

The allowance for observed losses is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, or repossessed in the case of mortgage loans (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’).

The loss propensities for the observed segment (i.e. where the loan is classified as non-performing) represents the percentage that will ultimately be written off. Loss propensities are based on recent historical experience, typically covering a period of no more than the most recent twelve months in the year under review.

The loss per case is based on actual cases using the most recent six month average data of losses that have been incurred during the most recent month for which data is available in the year under review (typically December), and is then discounted using the effective interest rate. Based on historical experience, the gross loss per case is realised in cash several months after the customer first defaults, during which time interest and fees and charges continue to accrue on the account. The future fees and charges included in the gross loss per case are removed and the balance discounted so as to calculate the present value of the loss per case. The discounted loss per case for accounts where a payment has already been missed is higher than for accounts that are up to date because the discounting effect is lower reflecting the fact that the process to recover the funds is further advanced.

IBNO impairment loss allowances

An allowance for IBNO losses is established for loans which are either:

1.	Performing and no evidence of loss has been specifically identified on an individual basis but because the loans are not yet past due but are known from past experience to have deteriorated since the initial decision to lend was made (for example, where a borrower has not yet missed a payment but is experiencing financial difficulties at the reporting date, e.g. due to a loss of employment, divorce or bereavement), or

2.	In early arrears and not classified as non-performing.

The impairment loss calculation resembles the one explained above for the observed segment except that for the IBNO segment:

•	where the account is currently up to date, the loss propensity represents the percentage of such cases that are expected to miss a payment in the appropriate emergence period and which will ultimately be written off; and

•	where the account is delinquent, the loss propensity represents the percentage of such cases that will ultimately be written off.

Emergence period

This is the period which the Santander UK group’s statistical analysis shows to be the period in which losses that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. The emergence period is taken into consideration when determining the loss propensities for performing IBNO segment. Based on the Santander UK group’s statistical analysis, the emergence period is six months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

ii) Corporate assets

Impairment losses are assessed individually for corporate assets that are individually significant and collectively for corporate assets that are not individually significant.

Individual assessment

At each balance sheet data, the Santander UK group conducts impairment reviews to assess whether there is objective evidence of impairment for individually significant corporate assets. A specific observed impairment is established for all individually significant loans that have experienced a loss event such as:

•	where an asset has a payment default which has been outstanding for three months or more;

•	where non-payment defaults have occurred but where it has become evident that a forbearance exercise will be undertaken due to the inability of the borrower to meet its current contractual repayment schedule;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

•	where the borrower has a winding up notice issued or insolvency event;

•	where the borrower has had event(s) occur which are likely to adversely impact upon their ability to meet their financial obligations (e.g. where a customer loses a key client or contract);

•	where the borrower has regularly and persistently missed/delayed payments but where the account has been maintained below three months past due;

•	where the customer loan is due to mature within six months and where the prospects of achieving a refinancing are considered low.

In such situations the asset is transferred to the Commercial Banking Restructuring & Recoveries team. As part of their impairment reviews, an assessment is undertaken of the expected future cash flows (including, where appropriate, cash flows through enforcement of any applicable security held) in relation to the relevant asset, discounted at the loan’s original effective interest rate. The result is compared to the current carrying value of the asset. Any shortfall evidenced as a result of such a review will be assessed and recorded as an observed specific impairment loss allowance.

Collective assessment

Observed impairment loss allowances

A collective impairment loss allowance is established for loans which are not individually significant and have suffered a loss event. These non-individually significant loans are grouped together according to their credit risk characteristics and the allowance for observed losses is determined on a collective basis by applying loss rates (i.e. estimated loss given default) derived from analysis of historical loss data of observed losses.

IBNO impairment loss allowances

Loans for which no evidence of loss has been specifically identified on an individual basis are grouped together according to their credit risk characteristics for the purpose of calculating an IBNO allowance for incurred inherent losses. Such losses will only be individually identified in the future. As soon as information becomes available which identifies incurred losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment or included in the observed collective assessment above depending on their individual significance.

The allowance for IBNO losses) is determined on a portfolio basis using the following factors:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by product);

•	the estimated period between an impairment event occurring and the loss being identified and evidenced by the establishment of an observed loss allowance against the individual loan (known as the emergence period, as discussed below); and

•	management’s judgement as to whether current economic and credit conditions are such that the actual level of incurred inherent losses at the balance sheet date is likely to be greater or less than that suggested by historical experience.

Emergence period

This is the period in which losses that had been incurred but have not been separately identified become evident. The emergence period spans between six to twelve months according to the corporate portfolio being assessed and is estimated having regard to historic experience and loan characteristics across the portfolio. The factors considered in determining the length of the emergence period include the frequency of the management information received or any change in account utilisation behaviour.

iii) Assets subject to forbearance

To support Retail and Corporate customers that encounter actual or apparent financial difficulties, the Santander UK group may grant a concession, whether temporary or permanent, to amend contractual amounts or timings where a customer’s financial distress indicates a potential that satisfactory repayment may not be made within the original terms and conditions of the contract. These arrangements are known as forbearance. There are different risk characteristics associated with loans that are subject to forbearance as compared to loans that are not. A range of forbearance arrangements may be entered into by the Santander UK group, reflecting the different risk characteristics of such loans. The Santander UK group’s forbearance programmes are described in the credit risk section in the Risk Review.

Retail assets

Mortgages

The main types of forbearance offered are capitalisation, under the forms of payment arrangements, term extension or an interest only concession, subject to customer negotiation and vetting. Such accounts are classified in the ‘collections’ category and, if they are in arrears, continue to be reported in arrears until the arrears are capitalised, at which point the accounts will be transferred to the ‘performing’ category. However, accounts which were classified as ‘non-performing’ at the point forbearance is agreed continue to be reported as ‘non-performing’ until all arrears prior to the forbearance have been paid. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status.

The impairment loss allowances on these accounts are calculated in the same manner as on any other account, using the Santander UK group’s collective assessment methodology. In making a collective assessment for impairment, loans that are subject to forbearance are grouped together according to their credit risk characteristics.

Separate assessments are performed for loans in forbearance that are performing (and have never been in arrears), performing (and previously were in arrears) and non-performing, and for each type of forbearance applied, to reflect their differing risk profiles. The loss propensities are based on recent historical experience of each sub category, typically covering a period of no more than the most recent twelve months in the year under review. For each sub category of loans in forbearance, the loss propensity factor applied in the collective assessment calculation is higher than for other performing loans reflecting the higher risk of default attached to these accounts. Similarly, for each sub category of loans in forbearance the loss factor applied is higher reflecting the higher risk of loss attached to these accounts.

Unsecured personal loans (UPLs)

The main types of forbearance offered are reduced repayments and reduced settlement arrangements. Where accounts undergoing forbearance are in arrears, these continue to be reported in the delinquency cycle, until all arrears are capitalised or paid up, at which point the accounts will be transferred to the ‘performing’ category. The impairment provision on these accounts is based on the delinquency cycle in which the account was classified when it entered forbearance, unless the account’s status has further deteriorated since then, in which case the impairment provision will be based on the current status. Where the accounts reside in the ‘performing’ category as a result of forbearance, the impairment allowance requirements are based on default probability that take account of the higher inherent risk in the forborne asset relative to other performing assets.

Other unsecured (credit cards & overdrafts)

The main types of forbearance offered are reduced repayment arrangements and, for credit cards, reduced settlement arrangements. Reduced settlement arrangements have no impact on the provisioning level as the agreed remaining balance is written off at the point of settlement. Reduced payment arrangements are treated for impairment purposes in the same way as UPLs above.

Corporate assets

For corporate borrowers, the main types of forbearance offered are term extensions or interest only concessions and in limited circumstances, other forms of forbearance options (including debt-for-equity swaps), subject to customer negotiation and vetting. If such accounts were classified in the ‘non-performing’ loan category prior to the forbearance, they continue to be classified as non-performing until evidence of compliance with the new terms is demonstrated (typically over a period of at least three months) before being reclassified as ‘substandard’. If the account was categorised as performing at the time the revised arrangements were agreed, the case is reclassified to ‘substandard’ upon completion of the forbearance agreement.

Once a substandard asset has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as a ‘performing asset’. Until then, impairment loss allowances for such loans are assessed individually, taking into account the value of collateral held as confirmed by third party professional valuations and the available cash flow to service debt over the period of the forbearance. These impairment loss allowances are assessed and reviewed regularly. In the case of a debt for equity conversion, the converted debt is written off against the existing impairment loss allowance at the point forbearance is granted.

iv) Reversals of impairment

If in a subsequent period, the amount of an impairment loss reduces and the reduction can be related objectively to an event occurring after the impairment was recognised, the excess is written back by reducing the impairment loss allowance accordingly. The write-back is recognised in the income statement.

v) Write-off

For secured loans, a write-off is only made when all collection procedures have been exhausted and the security has been sold or from claiming on any mortgage indemnity guarantee or other insurance. In the corporate portfolio, there may be occasions where a write-off occurs for other reasons, for example, following a consensual restructure or refinancing of the debt or where the debt is sold for strategic reasons into the secondary market at a value lower than the face value of the debt.

There is no threshold based on past due status beyond which all secured loans are written off as there can be significant variations in the time needed to enforce possession and sale of the security, especially due to the different legal frameworks that apply in different regions of the UK. For unsecured loans, a write-off is only made when all internal avenues of collecting the debt have been exhausted and the debt is passed over to external collection agencies. A past due threshold is applied to unsecured debt where accounts that are 180 days past due are written off unless there is a dispute awaiting resolution. Contact is made with customers with the aim to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

All write-offs are on a case-by-case basis, taking account of the exposure at the date of write-off, after accounting for the value from any collateral or insurance held against the loan. The exception to this is in cases where fraud has occurred, where the exposure is written off once full investigations have been completed and the probability of recovery is minimal. The time span between discovery and write-off will be short and may not result in an impairment loss allowance being raised. The write-off policy is regularly reviewed. Write-offs are charged against previously established impairment loss allowances.

vi) Recoveries

Recoveries of impairment losses are not included in the impairment loss allowance, but are taken to income and offset against impairment losses. Recoveries of impairment losses are classified in the income statement as ‘Impairment losses on loans and advances’.

b) Loans and receivables securities

Loans and receivables securities are assessed individually for impairment. An impairment loss is incurred if there is objective evidence that a loss event has occurred since initial recognition of the assets that has an impact on the estimated future cash flows of the loans and receivables securities. Potential indicators of loss events include significant financial distress of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).

Loans and receivables securities are monitored for potential impairment through a detailed expected cash flow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired with the impairment loss being measured as the difference between the expected future cash flows discounted at the original effective interest rate and the carrying value of the loans and receivable securities.

c) Available-for-sale financial assets

The Santander UK group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In assessing whether assets are impaired, a significant or prolonged decline in the fair value of the security below its cost is considered evidence. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously reported in the income statement and is removed from other comprehensive income and recognised in the income statement.

If in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase is due to an event occurring after the impairment loss was recognised in the income statement (with objective evidence to support this), the impairment loss is reversed through the income statement.

If in a subsequent period, the fair value of an equity instrument classified as available-for-sale increases, all such increases in the fair value are treated as a revaluation, and are recognised in other comprehensive income. Impairment losses recognised on equity instruments are not reversed through the income statement.

Impairment of non-financial assets

At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment (including operating lease assets) and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The impairment review comprises a comparison of the carrying amount of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The cash-generating unit represents the lowest level at which non-financial assets including goodwill is monitored for internal management purposes and is not larger than an operating segment.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre tax basis. The recoverable amounts of goodwill have been based on value in use calculations.

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant and equipment’s recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For conducting goodwill impairment reviews, cash generating units are the lowest level at which management monitors the return on investment on assets.

Leases

a) The Santander UK group as lessor

Operating lease assets are recorded at cost and depreciated over the life of the asset after taking into account anticipated residual values. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Santander UK group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Santander UK group’s net investment outstanding in respect of the leases and hire purchase contracts.

b) The Santander UK group as lessee

The Santander UK group enters into operating leases for the rental of equipment or real estate. Payments made under such leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

If the lease agreement transfers the risk and rewards of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the lower of the estimated useful life and the life of the lease. The corresponding rental obligations are recorded as borrowings. The aggregate benefit of incentives, if any, is recognised as a reduction of rental expense over the lease term on a straight-line basis.

Income taxes, including deferred taxes

The tax expense represents the sum of the income tax currently payable and deferred income tax.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the assets may be utilised as they reverse. Such deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets and liabilities are not recognised from the initial recognition of other assets (other than in a business combination) and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Santander UK group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The Santander UK group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities.

Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.

Conduct provisions are made for the estimated cost of making redress payments with respect to the past sales of products, based on conclusions regarding the number of claims that will be received, including the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Santander UK group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.

When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

Provision is made for loan commitments, other than those classified as held for trading, within impairment loss allowances if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced.

Contingent liabilities are possible obligations whose existence will be confirmed only by certain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. The Santander UK group accounts for guarantees that meet the definition of a financial guarantee contract at fair value on initial recognition. In subsequent periods, these guarantees are measured at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised as a provision in accordance with IAS 37.

Share capital

a) Share issue costs

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of related income taxes.

b) Dividends

Dividends on ordinary shares are recognised in equity in the period in which the right to receive payment is established.

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Consolidated Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting estimates and judgements are considered important to the portrayal of the Santander UK group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

In calculating each estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historic experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions.

a) Impairment loss allowances for loans and advances to customers

The Santander UK group estimates impairment losses for loans and advances to customers, loans and receivables securities, and loans and advances to banks as described in the accounting policy ‘Impairment of financial assets’. Management’s assumptions about impairment losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

At 31 December 2014, impairment allowances held against loans and advances to customers totalled £1,439m (2013: £1,555m, 2012: £1,802m). The net impairment loss (i.e. after recoveries) for loans and advances to customers recognised in 2014 was £258m (2013: £475m, 2012: £988m). In calculating impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio taking account of the uncertainty relating to economic conditions. For retail lending, the range was based on different management assumptions as to loss propensity, loss factor and loss per case relative to historic experience. For corporate lending, the range reflects different realisation assumptions in respect of collateral held.

If management had used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances could have decreased by £471m (2013: £325m, 2012: £165m), with a consequential increase in profit before tax, or increased by £212m (2013: £135m, 2012: £104m), with a consequential decrease in profit before tax. Of the possible decrease in the impairment loss allowance for loans and advances to customers in 2014, £116m represents the amount that the impairment loss allowance would have decreased by had management incorporated the full effect of house price increases in that year. In determining the actual charge for the year, management considered that the positive trends in 2014 house prices were unlikely to continue and, therefore, excluded their effect when assessing the level of loss propensities.

b) Valuation of financial instruments

The Santander UK group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction based on observable inputs and adjustment to these inputs for Level 2 instruments or unobservable inputs for Level 3 instruments. See Note 44 for further details.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 44. Further information about sensitivities to market risk (including VaR) arising from financial instrument trading activities can be found in the Market Risk section of the Risk Review.

c) Goodwill impairment

No goodwill impairment was recognised in 2014, 2013 or 2012. The carrying amount of goodwill was £1,834m at 31 December 2014 (2013: £1,834m). The Santander UK group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. Details of the Santander UK group’s approach to identifying and quantifying impairment of goodwill are set out in Note 24. Assumptions about the measurement of the estimated recoverable amount of goodwill are based on management’s estimates of future cash flows, discount rates and growth rates of the cash-generating units. Assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.

Had management used different assumptions, a larger or smaller goodwill impairment loss would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 24.

d) Provision for conduct remediation

The provision charge for conduct remediation relating to past activities and products sold recognised in 2014 was a charge of £140m (2013: credit of £45m, 2012: charge of £232m) before tax. The balance sheet provision amounted to £291m (2013: £387m, 2012: £658m). Detailed disclosures on the provision for conduct remediation can be found in Note 35.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. It requires significant judgement by management in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld and redressed, as well as the redress costs for each of the different populations of customers identified. Based on these factors, management determines its best estimate of the anticipated costs of redress and expected operating costs.

In the case of conduct risk projects where significant progress has been made in terms of customer communications sent, complaints received and redress paid, the assumptions are based on the actual data observed to date along with any expected developments. For projects which are still at an early stage, the assumptions are based on the outcomes of previous similar customer contact exercises conducted and quality control checks.

Had management used different assumptions, a larger or smaller provision charge would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 35.

e) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 36 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

The defined benefit pension schemes which were in a net asset position had a surplus of £315m (2013: surplus of £118m) and the defined benefit pension schemes which were in a net liability position had a deficit of £199m (2013: deficit of £672m).

Accounting for defined benefit pension schemes requires management to make assumptions, principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

Detailed disclosures on the current year service cost and deficit, including sensitivities and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 36.

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

•	Retail Banking;

•	Commercial Banking;

•	Corporate & Institutional Banking; and

•	Corporate Centre.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

•	Retail Banking business activities remain broadly unchanged, offering a wide range of products and financial services to individuals and small businesses (with a turnover up to £250,000 per annum) through a network of branches and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with an annual turnover of up to £250,000. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards (excluding the co-brand credit cards business) and personal loans as well as a range of insurance products.

•	Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

•	Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives, property derivatives and commodities. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

•	Corporate Centre predominantly consists of the non-core corporate and legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches. It includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios, as well as the co-brand credit cards business sold in 2013 which has been presented as discontinued operations. FMIR is responsible for managing capital and funding, balance sheet composition and structure, and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities. The segment information reviewed by the Board is prepared on a statutory basis of accounting.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and internal UK transfer pricing adjustments have been reflected in the performance of each segment. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on the Santander UK group’s cost of wholesale funding.

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest income to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

2014	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	3,092	373	75	(106)	3,434
Non-interest income	560	112	277	87	1,036

Total operating income/(expense)	3,652	485	352	(19)	4,470

Administration (expenses)/recoveries	(1,543)	(260)	(231)	119	(1,915)
Depreciation, amortisation and impairment	(210)	(60)	(6)	(206)	(482)

Total operating expenses excluding impairment losses, provisions and charges	(1,753)	(320)	(237)	(87)	(2,397)

Impairment (losses)/releases on loans and advances	(187)	(92)	4	17	(258)
Provisions for other liabilities and charges	(395)	(12)	(9)	—	(416)

Total operating impairment losses, provisions and charges	(582)	(104)	(5)	17	(674)

Profit/(loss) from continuing operations before tax	1,317	61	110	(89)	1,399

Loss from discontinued operations after tax	—	—	—	—	—

Revenue from external customers	4,595	674	405	(1,204)	4,470
Inter-segment revenue	(943)	(189)	(53)	1,185	—

Total operating income/(expense)	3,652	485	352	(19)	4,470

Customer loans	158,515	18,637	5,224	8,276	190,652
Total assets(1)	163,430	18,637	38,301	55,609	275,977

Customer deposits	129,584	15,327	2,325	5,174	152,410
Total liabilities	132,541	15,327	36,359	77,557	261,784

Average number of staff(2)	17,564	1,834	709	156	20,263

2013
Net interest income/(expense)	2,738	284	65	(124)	2,963
Non-interest income	599	113	280	74	1,066

Total operating income/(expense)	3,337	397	345	(50)	4,029

Administration expenses	(1,555)	(231)	(160)	(1)	(1,947)
Depreciation, amortisation and impairment	(195)	(49)	(4)	—	(248)

Total operating expenses excluding impairment losses, provisions and charges	(1,750)	(280)	(164)	(1)	(2,195)

Impairment losses on loans and advances	(359)	(107)	—	(9)	(475)
Provisions for other liabilities and charges	(226)	(17)	(7)	—	(250)

Total operating impairment losses, provisions and charges	(585)	(124)	(7)	(9)	(725)

Profit/(loss) from continuing operations before tax	1,002	(7)	174	(60)	1,109

Loss from discontinued operations after tax	—	—	—	(8)	(8)

Revenue from external customers	4,546	532	386	(1,435)	4,029
Inter-segment revenue	(1,209)	(135)	(41)	1,385	—

Total operating income/(expense)	3,337	397	345	(50)	4,029

Customer loans	155,613	16,933	5,142	9,360	187,048
Total assets(1)	160,512	16,934	37,851	54,989	270,286

Customer deposits	123,189	13,788	2,637	6,830	146,444
Total liabilities	128,106	13,838	35,797	79,955	257,696

Average number of staff(2)	17,764	1,525	615	160	20,064

(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.

2012	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	2,519	228	29	(42)	2,734
Non-interest income	632	179	417	721	1,949

Total operating income	3,151	407	446	679	4,683

Administration expenses	(1,504)	(187)	(180)	(2)	(1,873)
Depreciation, amortisation and impairment	(192)	(45)	(4)	—	(241)

Total operating expenses excluding impairment losses, provisions and charges	(1,696)	(232)	(184)	(2)	(2,114)

Impairment losses on loans and advances	(420)	(109)	—	(459)	(988)
Provisions for other liabilities and charges	(312)	(47)	(8)	(62)	(429)

Total operating impairment losses, provisions and charges	(732)	(156)	(8)	(521)	(1,417)

Profit from continuing operations before tax	723	19	254	156	1,152

Profit from discontinued operations after tax	—	—	—	62	62

Revenue from external customers	4,174	883	501	(875)	4,683
Inter-segment revenue	(1,023)	(476)	(55)	1,554	—

Total operating income	3,151	407	446	679	4,683

Customer loans	164,126	15,390	4,215	11,002	194,733
Total assets(1)	168,305	15,390	48,373	60,950	293,018

Customer deposits	127,178	10,464	2,348	8,582	148,572
Total liabilities	128,404	10,464	42,263	98,845	279,976

Average number of staff(2)	18,264	1,872	646	165	20,947

(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.

Revenue by products and services

Details of revenue by product or service are disclosed in Notes 3 to 5.

Geographical information

A geographical analysis of total operating income is presented below:

	Group
	2014 £m	2013 £m	2012 £m
United Kingdom	4,437	3,988	4,640
Other	33	41	43

	4,470	4,029	4,683

A geographical analysis of total assets other than financial instruments, current and deferred tax assets and post-employment benefit assets is presented below:

	2014 £m	2013 £m
United Kingdom	3,913	3,936
Other	3	2

	3,916	3,938

3. NET INTEREST INCOME

	Group
	2014 £m	2013 £m	2012 £m
Interest and similar income:
Loans and advances to banks	141	150	177
Loans and advances to customers	6,548	6,940	7,177
Other interest-earning financial assets	108	80	78

Total interest and similar income	6,797	7,170	7,432

Interest expense and similar charges:
Deposits by banks	(81)	(188)	(187)
Deposits by customers	(2,072)	(2,658)	(2,924)
Debt securities in issue	(1,032)	(1,230)	(1,399)
Subordinated liabilities	(151)	(106)	(174)
Other interest-bearing financial liabilities	(27)	(25)	(14)

Total interest expense and similar charges	(3,363)	(4,207)	(4,698)

Net interest income	3,434	2,963	2,734

4. NET FEE AND COMMISSION INCOME

	Group
	2014 £m	2013 £m	2012 £m
Fee and commission income:
Retail and corporate products	960	894	861
Insurance products	74	92	135
Asset management	61	72	90

Total fee and commission income	1,095	1,058	1,086

Fee and commission expense:
Other fees paid	(356)	(300)	(225)

Total fee and commission expense	(356)	(300)	(225)

Net fee and commission income	739	758	861

5. NET TRADING AND OTHER INCOME

	Group
	2014 £m	2013 £m	2012 £m
Net trading and funding of other items by the trading book	310	247	513
Net income from operating lease assets	42	42	54
Net gains on assets designated at fair value through profit or loss	267	43	271
Net losses on liabilities designated at fair value through profit or loss	(123)	(139)	(180)
Net (losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(203)	155	(439)
Net share of profit/(loss) from associates and joint ventures	6	4	(4)
Net profit on sale of available-for-sale assets	4	46	24
Net gains/(losses) on sale of property, plant and equipment and intangible fixed assets	2	(2)	—
Hedge ineffectiveness and other	(8)	(121)	144
Profit on repurchase of debt issuance	—	33	705

	297	308	1,088

‘Net trading and funding of other items by the trading book’ includes fair value losses of £22m (2013: £58m, 2012: £149m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivative financial instruments section of the Accounting Policies. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £24m (2013: £59m, 2012: £150m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £2m (2013: £1m, 2012: £1m).

In July 2012, as part of a capital management exercise, Santander UK plc purchased certain of its debt capital instruments pursuant to a tender offer. The net impact of the purchase and crystallisation of mark-to-market positions on associated derivatives resulted in a pre-tax gain of £705m. A further but smaller exercise was carried out in 2013, generating a pre-tax gain of £33m.

6. ADMINISTRATION EXPENSES

	Group
	2014 £m	2013 £m	2012 £m
Staff costs:
Wages and salaries	689	631	643
Performance-related payments: - cash	147	124	131
- shares	22	16	19
Social security costs	90	78	82
Pensions costs: - defined contribution plans	52	38	34
- defined benefit plans:
- past service credit	(230)	—	—
- other	26	29	29
Other share-based payments	6	5	1
Other personnel costs	58	57	52

	860	978	991
Property, plant and equipment expenses	189	177	179
Information technology expenses	430	418	341
Other administration expenses	436	374	362

	1,915	1,947	1,873

During the year, a net gain of £218m arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement, as set out in Note 36. The net gain comprised a past service credit of £230m, partially offset by a one-off contribution to the defined contribution scheme for affected members of £10m, both classified in pensions costs, and implementation costs of £2m classified in other administration expenses.

’Performance-related payments – shares’ consist of bonuses paid in the form of shares and awards granted under the Long-Term Incentive Plan, as described in Note 41. Included in ’performance-related payments – shares’ is £22m (2013: £16m, 2012: £19m) which arose from equity-settled share-based payments, none of which related to option-based schemes. ’Other share-based payments’ consist of options granted under the Employee Sharesave scheme, as described in Note 41, which comprise the Santander UK group’s cash-settled share-based payments.

Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2014			Costs expected to be recognised in 2015 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	6	8	14	12	6	18
Shares	5	6	11	12	3	15

	11	14	25	24	9	33

The following table shows the amount of bonus awarded to employees for the performance year 2014. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Cash award - not deferred	133	116	—	—	133	116
- deferred	14	8	18	15	32	23
Shares award - not deferred	11	5	—	—	11	5
- deferred	11	11	15	9	26	20

Total discretionary bonus	169	140	33	24	202	164

7. DEPRECIATION, AMORTISATION AND IMPAIRMENT

	Group
	2014 £m	2013 £m	2012 £m
Depreciation of property, plant and equipment	221	198	210
Amortisation and impairment of intangible assets	261	50	31

	482	248	241

Amortisation and impairment of intangible assets in 2014 included £206m in respect of the impairment of software, as set out in Note 24. There was no impairment in 2013 and 2012.

8. AUDIT AND OTHER SERVICES

The fees for audit and other services payable to the Company’s auditor, Deloitte LLP, are analysed as follows:

	Group
	2014 £m	2013 £m	2012 £m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	3.6	3.4	3.0
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
- The audit of the Santander UK group’s subsidiaries	1.8	1.7	1.8

Total audit fees	5.4	5.1	4.8

Non-audit fees:
Audit-related assurance services	2.5	2.5	1.7
Other taxation advisory services	0.3	0.3	0.1
Other assurance services	1.2	0.8	1.9

Total non-audit fees	4.0	3.6	3.7

No information technology, internal audit, valuation and actuarial, litigation, recruitment and remuneration or corporate finance services were provided by the external auditor during these years. A framework for ensuring auditor’s independence has been adopted which defines unacceptable non-audit assignments, pre-approval of acceptable non-audit assignments and procedures for approval of acceptable non-audit assignments by the Santander UK plc Board Audit Committee. Services provided by the Santander UK group’s external auditor are subject to approval by the Santander UK plc Board Audit Committee. No services were provided pursuant to contingent fee arrangements.

9. IMPAIRMENT LOSSES AND PROVISIONS

	Group
	2014 £m	2013 £m	2012 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 18)	369	576	1,053
- loans and advances to banks (Note 17)	—	—	—
- loans and receivables securities (Note 21)	—	—	—
Recoveries of loans and advances (Note 18)	(111)	(101)	(65)

	258	475	988

Impairment losses on available-for-sale financial assets (Note 22)	—	—	—

Provisions for other liabilities and charges: (Note 35)
- New and increased allowances	416	295	432
- Provisions released	—	(45)	(3)

	416	250	429

Total impairment losses and provisions charged to the income statement	674	725	1,417

10. TAXATION

	Group
	2014 £m	2013 £m	2012 £m
Current tax:
UK corporation tax on profit for the year	273	143	151
Adjustments in respect of prior years	(16)	(70)	(113)

Total current tax	257	73	38

Deferred tax:
Origination and reversal of temporary differences	41	113	126
Change in rate of UK corporation tax	(4)	(15)	4
Adjustments in respect of prior years	(5)	40	103

Total deferred tax	32	138	233

Tax on profit on continuing operations	289	211	271

UK corporation tax is calculated at 21.5% (2013: 23.25%, 2012: 24.5%) of the estimated assessable profits for the year. The standard rate of UK corporation tax was reduced from 23% to 21% with effect from 1 April 2014. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance Act 2013, which provides for a reduction in the main rate of UK corporation tax to 21% effective from 1 April 2014 and 20% effective from 1 April 2015 was enacted on 17 July 2013. As the changes in rates were substantively enacted prior to 31 December 2014, they have been reflected in the deferred tax balance at 31 December 2014.

The effective tax rate for 2014, based on profit before tax, was 20.7% (2013: 19.0%, 2012: 23.5%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Group
	2014 £m	2013 £m	2012 £m
Profit on continuing operations before tax	1,399	1,109	1,152

Tax calculated at a tax rate of 21.5% (2013: 23.25%, 2012: 24.5%)	301	258	282
Non deductible preference dividends paid	7	7	7
Non deductible UK Bank Levy	16	14	12
Other non-equalised items	(6)	(17)	(12)
Effect of non-UK profits and losses	(1)	(3)	(4)
Utilisation of capital losses for which credit was not previously recognised	(3)	(3)	(8)
Effect of change in tax rate on deferred tax provision	(4)	(15)	4
Adjustment to prior year provisions	(21)	(30)	(10)

Tax expense	289	211	271

In addition to the corporation tax expense charged to profit or loss, tax of £132m (2013: £151m, 2012: £45m) has been charged in other comprehensive income in the year, as follows:

		Group
2014		Before tax amount £m	Total tax £m	After tax amount £m
Remeasurement of defined benefit pension obligations		132	(27)	105
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	(208)	45	(163)
	- Gains transferred to profit or loss on sale	235	(51)	184
Movements in cash flow hedge		471	(99)	372
Exchange differences on translation of foreign operations		(4)	—	(4)

Other comprehensive income		626	(132)	494

2013
Remeasurement of defined benefit pension obligations		(564)	113	(451)
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	15	(4)	11
	- Gains transferred to profit or loss on sale	(46)	11	(35)
Movements in cash flow hedge		(141)	31	(110)

Other comprehensive income		(736)	151	(585)

2012
Remeasurement of defined benefit pension obligations		(183)	42	(141)
Movements in available-for-sale financial assets:	- Gains due to changes in fair value	6	(1)	5
	- Gains transferred to profit or loss on sale	(17)	4	(13)

Other comprehensive income		(194)	45	(149)

Current tax assets and liabilities

Movements on current tax assets and liabilities during the year were as follows:

	Group
	2014 £m	2013 £m
Assets	114	50
Liabilities	(4)	(4)

At 1 January	110	46
Income statement	(257)	(73)
Other comprehensive income	(78)	31
Corporate income tax paid	149	118
Other movements	7	(12)

	(69)	110

Assets	—	114
Liabilities	(69)	(4)

At 31 December	(69)	110

The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years.

Further information about deferred tax is presented in Note 26.

11. DISCONTINUED OPERATIONS

Santander UK plc sold its co-brand credit cards business in 2013. The results, and loss on sale, of the discontinued operations were as follows:

	Group
	2014 £m	2013 £m	2012 £m
Total operating income	—	76	218
Total operating expenses excluding impairment losses, provisions and charges	—	(39)	(108)
Impairment losses on loans and advances	—	(12)	(21)
Provisions for other liabilities and charges	—	(25)	(5)

Profit of discontinued operations before tax	—	—	84
Taxation charge on discontinued operations	—	—	(22)

Loss on sale of discontinued operations	—	(10)	—
Taxation credit on loss on sale on discontinued operations	—	2	—

(Loss)/profit from discontinued operations (after tax)	—	(8)	62

12. DIVIDENDS

Ordinary dividends declared and authorised during the year were as follows:

	Group			Group
	2014 Pence per share	2013 Pence per share	2012 Pence per share	2014 £m	2013 £m	2012 £m
Ordinary shares (equity):
In respect of current year – first interim	2.10	1.91	—	237	215	—
In respect of current year – second interim	2.22	1.86	4.00	250	210	450

	4.32	3.77	4.00	487	425	450

The ordinary dividends in pence per share presented for 2013 and 2012 is calculated by using the dividends declared and authorised by Santander UK plc and the ordinary share capital of the Company.

In addition, the following dividends were paid on the non-controlling interest: £19m (2013: £19m, 2012: £19m) of dividends were declared and paid on the £300m fixed/floating rate non-cumulative callable preference shares, £21m (2013: £21m, 2012: £21m) of dividends were declared and paid on the £300m Step-up Callable Perpetual Reserve Capital Instruments and £0.4m (2013: £17m, 2012: £17m) of dividends were declared and paid on the £300m Step-up Callable Perpetual Preferred Securities.

13. CASH AND BALANCES AT CENTRAL BANKS

	Group
	2014 £m	2013 £m
Cash in hand	1,458	1,214
Balances with central banks	21,104	25,160

	22,562	26,374

Balances with central banks above represent amounts held at the Bank of England and the US Federal Reserve as part of the Santander UK group’s liquidity management activities. This is described further in the Risk Review. In addition, it includes certain minimum cash balances held for regulatory purposes required to be maintained with the Bank of England. At 31 December 2014, these amounted to £318m (2013: £315m).

14. TRADING ASSETS

		Group
		2014 £m	2013 £m
Loans and advances to banks	- securities purchased under resale agreements	785	4,219
	- other(1)	5,151	5,107
Loans and advances to customers	- securities purchased under resale agreements	2,200	4,210
	- other(1)	807	194
Debt securities		7,981	7,859
Equity securities		4,776	705

		21,700	22,294

(1)	Total ‘other’ comprises short-term loans of £816m (2013: £195m) and cash collateral of £5,142m (2013: £5,106m).

Debt securities can be analysed by type of issuer as follows:

		Group
		2014 £m	2013 £m
Issued by public bodies:
- Government securities		7,002	6,631
Issued by other issuers:
- Fixed and floating rate notes(1):	- Government guaranteed	979	1,081
	- Other	—	147

		7,981	7,859

(1)	The FRNs are rated 43% AA+, 57% AA- (2013: 25% AAA, 39% AA+ and 36% AA-).

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2014 £m	2013 £m
Debt securities:
- Listed in the UK	1,315	1,489
- Listed elsewhere	1,906	1,582
- Unlisted(1)	4,760	4,788

	7,981	7,859

Equity securities:
- Listed in the UK	3,169	642
- Listed elsewhere	1,607	63

	4,776	705

(1)	These largely represent Japanese Treasury bonds for which there is no financial listing.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £48m (2013: £80m) and £73m (2013: £32m) respectively.

15. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The Santander UK group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks.

a) Use of derivatives

The Santander UK group transacts derivatives for four primary purposes:

•	to create risk management solutions for customers;

•	to manage the portfolio risks arising from customer business;

•	to manage and hedge the Santander UK group’s own risks; and

•	to generate profits through sales activities.

Under IAS 39, all derivatives are classified as ‘held for trading’ (except for derivatives which are designated as effective hedging instruments in accordance with the detailed requirements of IAS 39) even if this is not the purpose of the transaction. The held for trading classification therefore includes two types of derivatives:

•	those used in sales activities; and

•	those used for risk management purposes but, for various reasons, either the Santander UK group does not elect to claim hedge accounting for or they do not meet the qualifying criteria for hedge accounting. These consist of:

•	non-qualifying hedging derivatives (known as ‘economic hedges’), whose terms match other on-balance sheet instruments but do not meet the technical criteria for hedge accounting, or which use natural offsets within other on-balance sheet instruments containing the same risk features as part of an integrated approach to risk management, and hence do not require the application of hedge accounting to achieve a reduction in income statement volatility;

•	derivatives managed in conjunction with financial instruments designated at fair value (known as the ‘fair value option’). The fair value option is described more fully in the Accounting Policy ‘Financial assets’ and Notes 16 and 31. The Santander UK group’s business model is primarily structured to maximise use of the fair value option, rather than electing to apply hedge accounting, in order to reduce the administrative burden on the Santander UK group associated with complying with the detailed hedge accounting requirements of IAS 39;

•	derivatives that do not meet the qualifying criteria for hedge accounting, including ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness; and

•	derivative contracts that represent the closing-out of existing positions through the use of matching deals.

The following table summarises the activities undertaken, the related risks associated with such activities and the types of derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of derivative

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.

Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.

Borrowing funds in foreign currencies	Sensitivity to changes in foreign exchange rates	Cross currency swaps

Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

The Santander UK group’s derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching deals being utilised to achieve this where necessary. When entering into derivative transactions, the Santander UK group employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.

The hedging classification consists of derivatives that the Santander UK group has chosen to designate as in a hedging relationship because they meet the specific criteria in IAS 39.

All derivatives are required to be held at fair value through profit or loss, and shown in the balance sheet as separate totals of assets and liabilities. A description of how the fair values of derivatives are derived is set out in Note 44. This is described in more detail in the accounting policies ‘Derivative financial instruments’ and ‘Hedge accounting’. Derivative assets and liabilities on different transactions are only set off if the transactions are with the same counterparty, a legal right of set-off or netting exists and the cash flows are intended to be settled on a net basis.

b) Trading derivatives

Most of the Santander UK group’s derivative transactions relate to sales activities and derivative contracts that represent the closing-out of existing positions through the use of matching deals. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Limited positions may be traded actively or be held over a period of time to benefit from expected changes in exchange rates, interest rates, equity prices or other market parameters. Trading includes market-making, positioning and arbitrage activities. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume; positioning means managing market risk positions in the expectation of benefiting from favourable movements in prices, rates or indices; arbitrage involves identifying and profiting from price differentials between markets and products.

Trading derivatives include interest rate, cross currency, equity, property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and options and equity index options.

Commercial Banking and Corporate & Institutional Banking deal with customers who wish to enter into derivative contracts. Any market risk arising from such transactions is hedged by Corporate & Institutional Banking. Corporate & Institutional Banking is responsible for implementing Santander UK group derivative hedging with the external market together with its own trading activities. For trading activities, its objectives are to gain value by:

•	Marketing derivatives to end users and hedging the resulting exposures efficiently; and

•	The management of trading exposure reflected on the Santander UK group’s balance sheet.

As mentioned above, other derivatives classified as held for trading include non-qualifying hedging derivatives (economic hedges), ineffective hedging derivatives and any components of hedging derivatives that are excluded from assessing hedge effectiveness, derivatives managed in conjunction with financial instruments designated at fair value and derivative contracts that represent the closing-out of existing positions through the use of matching deals.

c) Hedging derivatives

The Santander UK group uses derivatives (principally interest rate swaps and cross-currency swaps) for hedging purposes in the management of its own asset and liability portfolios, including fixed-rate lending, fixed-rate asset purchases, medium-term note issues, capital issues, and structural positions. This enables the Santander UK group to optimise the overall cost to it of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

The accounting for these derivatives is described in the accounting policy ‘Hedge accounting’ in Note 1. Such risks may also be managed using natural offsets within other on-balance sheet instruments as part of an integrated approach to risk management.

Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases, the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

The fair values of derivative instruments classified as held for trading and hedging purposes are set out in the following tables. The tables show the contract or underlying principal amounts, and positive and negative fair values of derivatives analysed by contract. The contract/notional amounts of derivatives indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent actual exposures. The fair values represent the price that would be received to sell the derivative asset or paid to transfer the derivative liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions.

As described above, derivatives classified as held for trading consist of those used in sales and trading activities, and those used for risk management purposes, either for which the Santander UK group does not elect to claim hedge accounting or which do not meet the qualifying criteria for hedge accounting. Derivatives classified as held for hedging in the table below consist of those that have been designated as in a hedging relationship in accordance with IAS 39.

	Group
	2014			2013
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	113,977	2,227	3,077	110,425	1,282	2,027
- Foreign exchange swaps, options and forwards	44,786	1,097	542	41,849	1,133	417

	158,763	3,324	3,619	152,274	2,415	2,444

Interest rate contracts:
- Interest rate swaps	589,182	12,782	12,333	512,101	10,739	9,972
- Caps, floors and swaptions	53,341	2,087	1,996	56,230	1,912	1,891
- Futures (exchange traded)	68,434	4	16	31,137	11	36
- Forward rate agreements	91,353	3	42	29,379	1	1

	802,310	14,876	14,387	628,847	12,663	11,900

Equity and credit contracts:
- Equity index swaps and similar products	26,667	1,859	2,451	32,196	2,009	2,947
- Equity index options (exchange traded)	10,681	149	1	13,115	312	1
- Credit default swaps and similar products	66	25	2	158	32	3

	37,414	2,033	2,454	45,469	2,353	2,951

Commodity contracts:
- OTC swaps	18	2	2	54	2	2

	18	2	2	54	2	2

Total derivative assets and liabilities held for trading	998,505	20,235	20,462	826,644	17,433	17,297

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,405	80	82	2,524	46	47
Interest rate contracts:
- Interest rate swaps	80,976	1,600	1,564	105,138	1,578	1,066

	83,381	1,680	1,646	107,662	1,624	1,113

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	20,047	1,008	577	15,507	990	445
Interest rate contracts:
- Interest rate swaps	6,987	98	47	3,856	2	8

	27,034	1,106	624	19,363	992	453

Total derivative assets and liabilities held for hedging	110,415	2,786	2,270	127,025	2,616	1,566

Total recognised derivative assets and liabilities	1,108,920	23,021	22,732	953,669	20,049	18,863

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £2,063m (2013 £2,058m) and £475m (2013: 166m), respectively, and amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,730m (2013: £1,950m) and £485m (2013: £191m), respectively. The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 31 December 2014 amounted to £nil (2013: £nil) and £nil (2013: £nil) respectively, with collateral held exceeding the net position.

In addition, in the ordinary course of business, the Santander UK group entered into long-term interest rate contracts as economic hedges with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 31 December 2014 was £18m (2013: £34m). These long-term interest rate contracts are included within ‘derivatives held for trading - interest rate contracts’ shown above.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
2014	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Traded over the counter £m	Traded on recognised exchanges £m	Traded over the counter £m
Exchange rate contracts	—	—	181,215	181,215	—	4,412	—	4,278
Interest rate contracts	68,434	519,273	302,566	890,273	4	16,570	16	15,982
Equity and credit contracts	10,681	—	26,733	37,414	149	1,884	1	2,453
Commodity contracts	—	—	18	18	—	2	—	2

	79,115	519,273	510,532	1,108,920	153	22,868	17	22,715

2013
Exchange rate contracts	—	—	170,305	170,305	—	3,451	—	2,936
Interest rate contracts	31,137	307,814	398,890	737,841	11	14,232	36	12,938
Equity and credit contracts	13,115	—	32,354	45,469	312	2,041	1	2,950
Commodity contracts	—	—	54	54	—	2	—	2

	44,252	307,814	601,603	953,669	323	19,726	37	18,826

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	Group
	2014 £m	2013 £m	2012 £m
Fair value hedging:
- Losses on hedging instruments	(297)	(281)	(294)
- Gains on hedged items attributable to hedged risks	379	350	464

Fair value hedging ineffectiveness	82	69	170
Cash flow hedging ineffectiveness	(94)	(176)	—

	(12)	(107)	170

The Santander UK group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Hedged cash flows

The following tables show when the Santander UK group’s hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	Group
2014	Up to 1 year £m	1 - 2 years £m	2 - 3 years £m	3 - 4 years £m	4 - 5 years £m	5 - 10 years £m	10 – 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	201	235	258	229	192	456	60	1,631
Forecast payable cash flows	(2,169)	(3,319)	(1,854)	(2,034)	(2,844)	(6,324)	(332)	(18,876)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	183	235	258	229	192	456	60	1,613
Forecast payable cash flows	(2,018)	(3,312)	(1,854)	(2,034)	(2,844)	(6,324)	(332)	(18,718)

2013
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	177	211	267	283	229	681	97	1,945
Forecast payable cash flows	(3,305)	(4,229)	(1,924)	(1,180)	(2,017)	(4,834)	(367)	(17,856)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	177	210	266	279	224	671	96	1,923
Forecast payable cash flows	(3,300)	(4,182)	(1,913)	(1,174)	(1,985)	(4,776)	(362)	(17,692)

There were no transactions for which cash flow hedge accounting had to be ceased during the years ended 31 December 2014 and 2013 as a result of the highly probable cash flows no longer being expected to occur.

During the year, gains and losses transferred from the cash flow hedging reserve to net interest income were a net gain of £112m (2013: gain of £47m, 2012: £nil) and to net trading and other income were a net loss of £539m (2013: loss of £113m, 2012: £nil).

16. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group
	2014 £m	2013 £m
Loans and advances to customers	2,259	2,219
Debt securities	622	528

	2,881	2,747

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis, or where the assets are managed and their performance evaluated on a fair value basis, or where a contract contains one or more embedded derivatives which would otherwise require bifurcation and separate recognition as derivatives.

The following assets have been designated at fair value through profit or loss:

•	Loans and advances to customers, representing loans to housing associations secured on residential property of £1,826m (2013: £1,848m) and other loans of £433m (2013: £371m):

•	Loans to housing associations secured on residential property of £1,826m (2013: £1,848m) which, at the date of their origination, were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at fair value through profit or loss.

•	Other loans of £433m (2013: £371m), representing a portfolio of roll-up mortgages, are managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

•	Debt securities, representing holdings of asset-backed securities of £360m (2013: £316m) and other debt securities of £262m (2013: £212m):

•	Mortgage-backed securities of £226m (2013: £229m), other asset-backed securities of £78m (2013: £29m), and other debt securities of £262m (2013: £212m) principally representing reversionary UK property securities. These securities are managed and their performance evaluated on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.

•	Other asset-backed securities of £56m (2013: £58m) which were issued by Banco Santander entities in Spain. At the date of their acquisition, they were managed, and their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them was provided on that basis to management. Almost all of these securities are now managed on an accruals basis, but are not eligible for reclassification under IAS 39.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2013: £nil) and £54m (2013: £56m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the Santander UK group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure and net exposure to credit risk’ in the ‘Credit Risk Review’ section of the Risk Review.

The net gain during the year attributable to changes in credit risk for loans and advances designated at fair value was £10m (2013: net loss of £98m, 2012: net loss of £99m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 31 December 2014 was £248m (2013: cumulative net loss of £258m).

Debt securities can be analysed by type of issuer as follows:

	Group
	2014 £m	2013 £m
Mortgage-backed securities	226	229
Other asset-backed securities	134	87

	360	316
Other securities	262	212

	622	528

Debt securities can be analysed by listing status as follows:

	Group
	2014 £m	2013 £m
Listed in the UK	302	218
Listed elsewhere	92	88
Unlisted(1)	228	222

	622	528

(1)	Includes Social Housing.

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	18	42	42	233	—	—	—	—	(3)	—
MBS	170	218	218	128	171	218	218	127	(18)	2

	188	260	260	138	171	218	218	127	(21)	2

US
MBS	7	8	8	114	7	10	10	143	1	—

	7	8	8	114	7	10	10	143	1	—

Rest of Europe
ABS	84	92	92	110	96	87	87	91	(17)	(13)
MBS	—	—	—	—	1	1	1	100	—	—

	84	92	92	110	97	88	88	91	(17)	(13)

Total	279	360	360	129	275	316	316	115	(37)	(11)

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
MBS	157	199	199	127	157	203	203	129	(13)	1

	157	199	199	127	157	203	203	129	(13)	1

AA
ABS	14	13	13	93	54	51	51	94	(3)	(4)
MBS	20	27	27	135	20	24	24	120	(4)	1

	34	40	40	118	74	75	75	101	(7)	(3)

A
ABS	73	96	96	132	40	34	34	85	(15)	(9)
MBS	—	—	—	—	1	1	1	100	—	—

	73	96	96	132	41	35	35	85	(15)	(9)

BBB
ABS	15	25	25	167	2	2	2	100	(2)	—
MBS	—	—	—	—	1	1	1	100	—	—

	15	25	25	167	3	3	3	100	(2)	—

Total	279	360	360	129	275	316	316	115	(37)	(11)

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

17. LOANS AND ADVANCES TO BANKS

		Group
		2014 £m	2013 £m
Placements with other banks	- securities purchased under resale agreements	273	273
	- other	1,781	2,013
Amounts due from Banco Santander	- securities purchased under resale agreements	—	50
	- other	3	11
Amounts due from Santander UK group undertakings	- securities purchased under resale agreements	—	—
	- other	—	—

		2,057	2,347

During the years ended 31 December 2014, 2013 and 2012 no impairment losses were incurred.

Loans and advances to banks are repayable as follows:

	Group
Repayable:	2014 £m	2013 £m
On demand	734	1,237
In not more than 3 months	360	72
In more than 3 months but not more than 1 year	73	1
In more than 1 year but not more than 5 years	266	23
In more than 5 years	624	1,014

	2,057	2,347

Loans and advances to banks can be analysed by the geographical location of the issuer or counterparty as follows:

	Group
Country	2014 £m	2013 £m
UK	1,311	1,530
Spain	7	68
France	—	62
Rest of Europe	40	110
US	644	527
Rest of world	55	50

	2,057	2,347

Loans and advances to banks can be analysed by the credit rating of the issuer or counterparty as follows:

	Group
Credit rating(1)	2014 £m	2013 £m
AAA	9	—
AA	68	172
AA-	252	428
A+	4	2
A	1,353	569
A-	289	1,024
BBB	78	152
BB+	4	—

	2,057	2,347

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

18. LOANS AND ADVANCES TO CUSTOMERS

	Group
	2014 £m	2013 £m
Advances secured on residential properties	150,440	148,418
Corporate loans:
- Commercial Business Centre loans	12,603	11,623
- Social housing	5,857	5,748
- Real estate	2,800	3,363
- Large Corporates	5,045	4,790
- Other	2,123	612
- Securities acquired under resale agreement	150	—
- Legacy portfolios in run-off:
- Commercial Mortgages	941	1,153
- Aviation	214	375
- Shipping	161	260
- Other	109	260

	30,003	28,184

Finance leases:
- Consumer finance	2,220	2,048
- Other corporate	314	942
- Legacy portfolios in run-off: Other	105	168

	2,639	3,158

Secured advances	15	—
Other unsecured loans:
- Overdrafts	877	994
- UPLs	3,053	2,859
- Other loans	2,306	1,716

	6,236	5,569

Amounts due from fellow Banco Santander group subsidiaries and joint ventures	797	813
Amounts due from subsidiaries	—	—

Loans and advances to customers	190,130	186,142
Less: impairment loss allowances	(1,439)	(1,555)

Loans and advances to customers, net of impairment loss allowances	188,691	184,587

Repayable:
On demand	925	1,324
In no more than 3 months	2,800	4,594
In more than 3 months but not more than 1 year	4,234	7,590
In more than 1 year but not more than 5 years	26,031	34,669
In more than 5 years	156,140	137,965

Loans and advances to customers	190,130	186,142
Less: impairment loss allowances	(1,439)	(1,555)

Loans and advances to customers, net of impairment loss allowances	188,691	184,587

Movement in impairment loss allowances:

	Group
2014	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2014:
- Observed
- Individual	39	388	—	—	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682

	593	633	44	285	1,555

Charge/(release) to the income statement:
- Observed
- Individual	(12)	116	—	—	104
- Collective	13	(36)	6	277	260
- Incurred but not yet observed	41	(5)	11	(42)	5

	42	75	17	235	369

Write offs and other items(1)	(56)	(150)	(7)	(272)	(485)

At 31 December 2014:
- Observed
- Individual	27	354	—	—	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687

	579	558	54	248	1,439

2013
At 1 January 2013:
- Observed
- Individual	58	624	—	11	693
- Collective	241	110	6	135	492
- Incurred but not yet observed	253	162	34	168	617

	552	896	40	314	1,802

Charge/(release) to the income statement:
- Observed
- Individual	(19)	146	—	(11)	116
- Collective	112	(16)	12	327	435
- Incurred but not yet observed	37	(11)	2	(3)	25

	130	119	14	313	576

Write offs and other items(1)	(89)	(382)	(10)	(342)	(823)

At 31 December 2013:
- Observed
- Individual	39	388	—	—	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682

	593	633	44	285	1,555

2012
At 1 January 2012:
- Observed
- Individual	59	407	—	—	466
- Collective	260	—	6	185	451
- Incurred but not yet observed	159	127	31	195	512

	478	534	37	380	1,429

Charge/(release) to the income statement:
- Observed
- Individual	(1)	432	—	11	442
- Collective	56	110	12	327	505
- Incurred but not yet observed	94	35	4	(27)	106

	149	577	16	311	1,053

Write offs and other items	(75)	(215)	(13)	(377)	(680)

At 31 December 2012:
- Observed
- Individual	58	624	—	11	693
- Collective	241	110	6	135	492
- Incurred but not yet observed	253	162	34	168	617

	552	896	40	314	1,802

(1)	Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1. Mortgage write-offs including this effect were £68m (2013: £103m).

Loans and advances to customers have the following interest rate structures:

	Group
	2014 £m	2013 £m
Fixed rate	95,454	69,038
Variable rate	94,676	117,104
Less: impairment loss allowances	(1,439)	(1,555)

	188,691	184,587

Recoveries:

	Group
	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
2014	3	4	2	102	111

2013	4	8	2	87	101

2012	2	6	2	55	65

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
Gross investment:	2014 £m	2013 £m
Within 1 year	1,190	1,436
Between 1-5 years	1,591	1,840
In more than 5 years	277	363

	3,058	3,639
Less: unearned future finance income	(419)	(481)

Net investment	2,639	3,158

The net investment in finance leases and hire purchase contracts represents amounts recoverable as follows:

	Group
	2014 £m	2013 £m
Within 1 year	1,056	1,259
Between 1-5 years	1,403	1,651
In more than 5 years	180	248

	2,639	3,158

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets to its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £47m (2013: £49m) of unguaranteed residual value at the end of the current lease terms, which is expected to be recovered through re-letting or sale. Contingent rent income of £5m (2013: £11m, 2012: £14m) was earned during the year, which was classified in ‘Interest and similar income’.

Finance lease receivable balances are secured over the asset leased. The Santander UK group is not permitted to sell or repledge the asset in the absence of default by the lessee. The Directors consider that the carrying amount of the finance lease receivables approximates to their fair value.

Included within loans and advances to customers are advances assigned to bankruptcy remote structured entities and Abbey Covered Bonds LLP. These loans provide security to issues of covered bonds and asset or mortgage backed securities made by the Santander UK group. See Note 19 for further details.

19. SECURITISATIONS AND COVERED BONDS

The Santander UK group uses Structured Entities to securitise some of the mortgage and other loans to customers that it originated. The Santander UK group also issues covered bonds, which are guaranteed by a pool of the Santander UK group’s mortgage loans that it has transferred into Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low cost funding, but also to be used as collateral for raising funds via third party bilateral secured funding transactions or for creating collateral which could in the future be used for liquidity purposes. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium term funding; this has allowed the Santander UK group to further diversify its medium term funding investor base. The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December 2014 and 2013 are listed below. The related notes in issue are set out in Note 32.

Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, structured entities or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities, asset backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The structured entities and Abbey Covered Bonds LLP are consolidated in the Santander UK group financial statements as subsidiaries. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the structured entities.

a) Securitisations

The balances of loans and advances to customers subject to securitisation at 31 December 2014 and 2013 under the structures described below were:

	2014	2013
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	9,088	12,389
- Fosse	11,195	14,482
- Langton	8,127	9,647
Other securitisation structures:
- Motor	1,151	1,055

	29,561	37,573

i) Master Trust Structures

The Santander UK group makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator. A funding entity acquires a beneficial interest in the pool of assets held by the trust company with funds borrowed from qualifying structured entities, which at the same time issue asset-backed securities to third-party investors or the Santander UK group. The trust company holds the pool of assets on trust for the funding entity and the originator. The originator holds a beneficial interest over the share of the pool of assets not purchased by the funding entity, known as the seller share.

The Company and its subsidiaries are under no obligation to support any losses that may be incurred by the securitisation companies or holders of the securities and do not intend to provide such further support. Holders of the securities are only entitled to obtain payment of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments, and the holders of the securities have agreed in writing not to seek recourse in any other form.

Santander UK plc and its subsidiaries receive payments from the securitisation companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Santander UK plc and its subsidiaries have no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by Santander UK plc or its subsidiaries at the time of transfer are breached and, in certain cases, if there is a product switch.

Holmes

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Holmes securitisation structure at 31 December 2014 and 2013 were:

		2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Holmes Master Issuer plc – 2010/1	12 November 2010	1,425	875	601	1,934	1,395	601
Holmes Master Issuer plc – 2011/1	9 February 2011	1,064	652	451	1,692	1,295	451
Holmes Master Issuer plc – 2011/2	24 March 2011	—	—	—	161	166	—
Holmes Master Issuer plc – 2011/3	21 September 2011	1,288	1,335	—	1,706	1,760	—
Holmes Master Issuer plc – 2012/1	24 January 2012	1,670	1,119	612	2,176	1,633	612
Holmes Master Issuer plc – 2012/2	17 April 2012	947	805	176	905	758	176
Holmes Master Issuer plc – 2012/3	7 June 2012	618	640	—	615	635	—
Holmes Master Issuer plc – 2012/4	24 August 2012	385	218	181	702	543	181
Holmes Master Issuer plc – 2013/1	30 May 2013	579	500	100	1,021	954	100

Beneficial interest in mortgages held by Holmes Trustees Ltd		1,112	—	—	1,477	—	—

		9,088	6,144	2,121	12,389	9,139	2,121

Less: Held by the Santander UK group						—

Total securitisations (See Note 32)			6,144			9,139

Using a master trust structure, Santander UK plc has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Santander UK plc and Holmes Funding Limited. Proceeds from notes issued to third party investors or the Santander UK group by SPE’s under the Holmes master trust structure have been loaned to Holmes Funding Limited, which in turn used the funds to purchase its referred beneficial interests in the portfolio of assets held by Holmes Trustees Limited. The minimum value of assets required to be held by Holmes Trustees Limited is a function of the notes in issue under the Holmes master trust structure and Santander UK plc’s required minimum share. The Holmes securitisation companies have placed cash deposits totalling £552m (2013: £553m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Limited in the trust assets is therefore reduced by this amount.

Holmes Funding Limited has a beneficial interest of £8bn (2013: £10.9bn) in the residential mortgage loans held by Holmes Trustees Limited, the remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Santander UK plc.

In 2014, there were no mortgage-backed notes issued from Holmes Master Issuer plc (2013: £1.1bn). Mortgage-backed securities totalling £3.1bn (2013: £1.7bn) equivalent were redeemed during the year.

Fosse

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Fosse securitisation structure at 31 December 2014 and 2013 were:

		2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Fosse Master Issuer plc – 2010/1	12 March 2010	1,340	1,017	390	1,633	1,264	390
Fosse Master Issuer plc – 2010/3	27 July 2010	2,332	1,945	501	2,661	2,194	501
Fosse Master Issuer plc – 2011/1	25 May 2011	1,483	590	967	3,527	2,605	967
Fosse Master Issuer plc – 2011/2	6 December 2011	942	754	235	1,064	842	235
Fosse Master Issuer plc – 2012/1	22 May 2012	1,941	1,752	286	2,238	1,980	286
Fosse Master Issuer plc – 2014/1	19 June 2014	996	1,046	—	—	—	—
Beneficial interest in mortgages held by Fosse Master Trust Ltd		2,161	—	—	3,359	—	—

		11,195	7,104	2,379	14,482	8,885	2,379

Less: Held by the Santander UK group			—			—

Total securitisations (See Note 32)			7,104			8,885

The Fosse Master Trust securitisation structure was established in 2006. Notes were issued by Fosse Master Issuer plc to third party investors and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn used the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited.

Both Fosse Funding (No. 1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Fosse Trustee Limited. The minimum value of assets required to be held by Fosse Trustee Limited is a function of the notes in issue under the Fosse master trust structure and Santander UK plc’s required minimum share.

Fosse Master Issuer plc has cash deposits totalling £702m (2013: £351m), which have been accumulated to finance the redemption of a number of securities issued by Fosse Master Issuer plc. Fosse Funding (No.1) Limited’s beneficial interest in the assets held by Fosse Trustee Limited is therefore reduced by this amount.

In 2014, £1bn (2013: £nil) of mortgage-backed notes were issued from Fosse Master Issuer plc. Mortgage-backed notes totalling £2.9bn (2013: £4.9bn) equivalent were redeemed during the year.

Langton

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Langton securitisation structure at 31 December 2014 and 2013 were:

		2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Langton Securities (2010-1) plc (1)	1 October 2010	1,606	—	1,599	1,618	—	1,599
Langton Securities (2010-1) plc (2)	12 October 2010	1,288	—	1,282	1,299	—	1,282
Langton Securities (2010-2) plc (1)	12 October 2010	778	—	775	796	—	786
Langton Securities (2008-1) plc (2)	23 March 2011	1,839	—	1,831	2,198	—	2,171
Langton Securities (2010-2) plc (2)	28 July 2011	1,542	—	1,535	1,470	—	1,452
Beneficial interest in mortgages held by Langton Master Trust Ltd		1,074	—	—	2,266	—	—

		8,127	—	7,022	9,647	—	7,290

The Langton Master Trust securitisation structure was established on 25 January 2008. Notes were issued by Langton Securities (2008-1) plc, Langton Securities (2010-1) plc and Langton Securities (2010-2) plc to Santander UK plc for the purpose of creating collateral to be used for funding and liquidity. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited.

Both Langton Funding (No. 1) Limited and Santander UK plc have a beneficial interest in the mortgages held in trust by Langton Mortgages Trustee Limited. The minimum value of assets required to be held by Langton Mortgages Trustee Limited is a function of the notes in issue under the Langton master trust structure and Santander UK plc’s required minimum share.

In 2014 and 2013, there were no issuances from any of the Langton issuing companies. Mortgage-backed notes totalling £0.3bn (2013: £0.8bn) equivalent were redeemed during the year.

ii) Other securitisation structures

Motor

In 2014, the Santander UK group issued £1bn notes (2013: £0.9bn) through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Outstanding balances of assets securitised and notes in issue (non-recourse finance) under the Motor securitisation structure at 31 December 2014 and 2013 were:

		2014			2013
Securitisation company	Closing date of securitisation	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m	Gross assets securitised £m	Notes in issue £m	Issued to Santander Consumer (UK) plc as collateral £m
Motor 2012 plc	19 September 2012	140	—	154	409	346	221
Motor 2013 plc	19 June 2013	328	173	176	646	498	176
Motor 2014 plc	16 April 2014	683	573	163	—	—	—

		1,151	746	493	1,055	844	397

Less: Held by the Santander UK group			—			—

Total securitisations (See Note 32)			746			844

b) Covered Bonds

The Santander UK group also issues covered bonds. In this structure, Abbey National Treasury Services plc (the ‘Issuer’) issues covered bonds, which are a direct, unsecured and unconditional obligation of the Issuer. The covered bonds benefit from a guarantee from Santander UK plc and Abbey Covered Bonds LLP. The Issuer makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment but which would otherwise be unpaid by the Issuer or Santander UK plc.

Outstanding balances of loans and advances assigned to the covered bond programme at 31 December 2014 and 2013 were:

	2014			2013
	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m	Gross assets assigned £m	Notes in issue £m	Issued to Santander UK plc as collateral £m
Euro 35bn Global Covered Bond Programme	25,598	18,379	—	21,215	18,379	—

Less: Held by the Santander UK group		—			—

Total Covered Bonds (See Note 32)		18,379			18,379

For further information on the Euro 35bn Global Covered Bond Programme, see Note 32.

20. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION

The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of the financial assets concerned.

•	Full derecognition occurs when the Santander UK group transfers its contractual right to receive cash flows from the financial assets, or retains the right but assumes an obligation to pass on the cash flows from the asset, and transfers substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

•	Partial derecognition occurs when the Santander UK group sells or otherwise transfers financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of the Santander UK group’s continuing involvement. There are no assets subject to partial derecognition.

Financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Santander UK group retains a continuing involvement in such transferred assets.

As the substance of the sale and repurchase and securities lending transactions is secured borrowings, the asset collateral continues to be recognised in full and the related liability reflecting the Santander UK group’s obligation to repurchase the transferred assets for a fixed price at a future date is recognised in deposits from banks or customers, as appropriate. As a result of these transactions, the Santander UK group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Santander UK group securitisation transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans and has retained control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets, entering into a derivative transaction with the securitisation vehicle, retaining an interest in the securitisation vehicle or providing a cash reserve fund. Where the Santander UK group has continuing involvement it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group has retained.

The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

	Group
	2014	2014	2013	2013
Nature of transaction	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m	Carrying amount of transferred assets £m	Carrying amount of associated liabilities £m
Sale and repurchase agreements	6,851	5,829	1,177	1,073
Securities lending agreements	626	474	5,196	5,144
Securitisations (See Notes 19 and 32)	21,434	13,994	37,573	18,868

	28,911	20,297	43,946	25,085

21. LOANS AND RECEIVABLES SECURITIES

	Group
	2014 £m	2013 £m
Floating rate notes	—	125
Asset-backed securities	118	880
Collateralised loan obligations	—	75
Other(1)	—	27

Loans and receivables securities	118	1,107
Less: Impairment allowances	—	(6)

Loans and receivables securities, net of impairment allowances	118	1,101

(1)	Comprises mainly of £nil principal protected notes (2013: £25m).

These assets were acquired as part of the transfer of Alliance & Leicester plc to the Santander UK group in 2008 and as part of an alignment of portfolios across the Banco Santander group in 2010 and are being run down. Detailed analysis of these securities is set out below. During the year there was a release of impairment allowance of £6m (2013: £nil).

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2013: £nil) and £7m (2013: £23m) respectively.

Floating rate notes

Floating rate notes can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
Italy	—	—	—	—	76	76	76	100	—	—
Spain	—	—	—	—	27	27	24	89	—	—
Rest of Europe	—	—	—	—	—	—	—	—	—	2
US	—	—	—	—	22	22	21	95	—	(1)

	—	—	—	—	125	125	121	97	—	1

Floating rate notes can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AA	—	—	—	—	48	48	48	100	—	—
A	—	—	—	—	66	66	63	95	—	1
Below BBB	—	—	—	—	11	11	10	91	—	—

	—	—	—	—	125	125	121	97	—	1

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities

Asset-backed securities can be analysed by the geographical location of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Country	£m	£m	£m	%	£m	£m	£m	%	£m	£m
UK
ABS	—	—	—	—	42	42	42	100	—	—
MBS	48	42	47	98	161	151	138	86	2	3

	48	42	47	98	203	193	180	89	2	3

US
ABS	13	11	14	108	309	284	270	87	1	3
MBS	—	—	—	—	21	19	17	81	—	—

	13	11	14	108	330	303	287	87	1	3

Rest of Europe
ABS	57	58	70	123	85	116	110	129	—	1
MBS	—	—	—	—	260	249	226	87	1	14

	57	58	70	123	345	365	336	97	1	15

Rest of world
ABS	8	7	4	50	9	8	6	67	—	—
MBS	—	—	—	—	11	11	10	91	—	—

	8	7	4	50	20	19	16	80	—	—

	126	118	135	107	898	880	819	91	4	21

Asset-backed securities can be analysed by the credit rating of the issuer or counterparty as follows:

	31 December 2014				31 December 2013				Income statement
	Nominal value	Book value	Fair value	Fair value as % of nominal	Nominal value	Book value	Fair value	Fair value as % of nominal	2014	2013
Credit rating(1)	£m	£m	£m	%	£m	£m	£m	%	£m	£m
AAA
ABS	19	16	14	74	318	299	280	88	—	4
MBS	4	4	4	100	302	287	267	88	1	12

	23	20	18	78	620	586	547	88	1	16

AA+
ABS	2	2	2	100	—	—	—	—	—	—
MBS	—	—	—	—	10	10	9	90	—	1

	2	2	2	100	10	10	9	90	—	1

AA
ABS	2	2	4	200	7	6	5	71	—	—
MBS	3	3	2	67	109	102	89	82	—	3

	5	5	6	120	116	108	94	81	—	3

A
ABS	8	8	8	100	13	10	10	77	—	—
MBS	—	—	—	—	25	24	21	84	—	1

	8	8	8	100	38	34	31	82	—	1

BBB
ABS	2	2	2	100	57	52	52	91	—	—
MBS	41	35	41	100	3	3	2	67	—	—

	43	37	43	100	60	55	54	90	—	—

Below BBB
ABS	45	46	58	129	50	83	81	162	1	—
MBS	—	—	—	—	4	4	3	75	2	—

	45	46	58	129	54	87	84	156	3	—

	126	118	135	107	898	880	819	91	4	21

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

Asset-backed securities above include the following:

•	ALT-A US asset-backed securities – securities with book values of £nil (2013: £14m) and fair values of £nil (2013: £13m).

•	Monoline insurer exposures - The Santander UK group has a £nil (2013: £54m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment.

22. AVAILABLE-FOR-SALE SECURITIES

	Group
	2014 £m	2013 £m
Debt securities	8,919	4,981
Equity securities	25	24

	8,944	5,005

Debt securities and equity securities can be analysed by listing status as follows:

	Group
	2014 £m	2013 £m
Debt securities:
- Listed in the UK	5,843	3,403
- Listed elsewhere	2,629	1,106
- Unlisted	447	472

	8,919	4,981

Equity securities:
- Listed in the UK	22	21
- Listed elsewhere	1	1
- Unlisted	2	2

	25	24

Debt securities can be analysed by contractual maturity and the related weighted average yield for the year as follows:

2014	On demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Issued by public bodies:
- UK Government	—	—	—	—	—	—	1,459	978	1,726	4,163
Banks	—	45	—	—	55	112	277	1,548	2,719	4,756

	—	45	—	—	55	112	1,736	2,526	4,445	8,919

Weighted average yield	—	2.07%	—	—	3.14%	2.63%	2.66%	2.03%	2.61%	2.52%

2013
Issued by public bodies:
- UK Government	—	—	—	—	—	—	—	2,284	628	2,912
- Other OECD	—	—	—	—	—	—	—	201	97	298
Banks	—	—	—	—	—	—	189	745	791	1,725
Building societies	—	—	—	—	—	—	46	—	—	46

	—	—	—	—	—	—	235	3,230	1,516	4,981

Weighted average yield	—	—	—	—	—	—	2.61%	2.18%	2.44%	2.28%

The movement in available-for-sale securities can be summarised as follows:

	Group
	2014 £m	2013 £m	2012 £m
At 1 January	5,005	5,483	46
Additions	4,236	2,904	6,338
Redemptions and maturities	(561)	(3,344)	(877)
Amortisation of discount	22	(55)	(18)
Exchange adjustments	7	2	(12)
Movement in fair value	235	15	6

At 31 December	8,944	5,005	5,483

23. INTERESTS IN OTHER ENTITIES

	Group		Company
	2014 £m	2013 £m	2014 £m	2013 £m
Subsidiaries	—	—	12,068	—
Associates	2	4	—	—
Joint ventures	36	23	—	—

	38	27	12,068	—

a) Interests in subsidiaries

Interests in subsidiaries are held at cost subject to impairment. The movement in interests in subsidiaries was as follows:

	Cost £m	Impairment £m	Net book value £m
At 23 September 2013	—	—	—
Additions: Acquisition of shares in Santander UK plc	11,268	—	11,268
Investment in £500m Perpetual Capital Securities issued by Santander UK plc	500	—	500
Investment in £300m Perpetual Capital Securities issued by Santander UK plc	300	—	300

At 31 December 2014	12,068	—	12,068

£500m Perpetual Capital Securities

On 24 June 2014, the Company acquired £500m Perpetual Capital Securities issued by Santander UK plc (the issuer). The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the issuer can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.475% per annum until 24 June 2019; thereafter, the distribution rate resets every five years to a rate 4.291% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the issuer on 24 June 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA.

£300m Perpetual Capital Securities

On 2 December 2014, the Company acquired £300m Perpetual Capital Securities issued by Santander UK plc (the issuer). The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the issuer can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.60% per annum until 24 December 2019; thereafter, the distribution rate resets every five years to a rate 6.066% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the issuer on 24 December 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA.

Principal subsidiaries

The Santander UK group consists of a parent company, Santander UK Group Holdings plc, incorporated in the United Kingdom and a number of subsidiaries and associates held directly and indirectly by Santander UK Group Holdings plc. The principal subsidiaries of the Company that comprise related undertakings under the UK Companies Act 2006 (and so exclude certain securitisation companies) at 31 December 2014 are shown below. The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. In accordance with Section 410(2) of the UK Companies Act 2006, the following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affect the results of the Santander UK group. Full particulars of all subsidiary undertakings will be annexed to the Company’s next annual return in accordance with Section 410(3)(b) of the UK Companies Act 2006.

		% Interest held 2014	Country of incorporation or registration
Principal subsidiary	Nature of business
Santander UK plc	Bank, deposit taker	100	England and Wales
Abbey National International Limited*	Offshore deposit taking	100	Jersey
Abbey National North America LLC*	Commercial paper issue	100	United States
Abbey National Treasury Services plc*	Treasury operations	100	England and Wales
Cater Allen Limited*	Bank, deposit taker	100	England and Wales
Abbey National Treasury Services Overseas Holdings*	Investment	100	England and Wales

*	Held indirectly through subsidiary companies.

Santander UK holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US and the Cayman Islands. Santander UK plc has branches in the Isle of Man and in Jersey.

Interests in consolidated structured entities

Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidates these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note 19 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by the Santander UK group are described below. All the external assets in these entities are included in the financial statements and in relevant Notes of these Consolidated Financial Statements. Other than as set out below, no significant judgements were required with respect to control or significant influence.

i) Guaranteed Investment Products 1 PCC (‘GIP’)

GIP is a Guernsey-incorporated, closed-ended, protected cell company. The objective of each cell is to achieve capital growth for retail investors. In order to achieve the investment objective, GIP, on behalf of the respective cells, has entered into transactions with Santander UK. Santander Guarantee Company, a Santander UK group company, also guarantees the shareholders of cells a fixed return on their investment and/or the investment amount. GIP has no third party assets. Although the share capital is owned by the retail investors, Santander UK continues to have exposure to variable risks and returns through Santander Guarantee Company’s guarantee and has therefore consolidated this entity.

ii) Santander UK Foundation Limited

Santander UK Foundation Limited supports disadvantaged people throughout the UK through the charitable priorities of education and financial capability. The entity was set up by Santander UK and all its revenue arise through donations from Santander UK, and its third party assets are minimal, comprising of available-for-sale assets of £14m (2013: £12m). This entity has been consolidated as Santander UK directs its activities.

b) Interests in associates

Santander UK does not have any individually material interests in associates. As set out in the accounting policies in Note 1, interests in associates are accounted for using the equity method. In the year ended 31 December 2014, Santander UK’s share in the profit after tax of its associates was £nil (2013: £nil). At 31 December 2014, the carrying amount of Santander UK’s interests was £2m (2013: £4m) and its shares of its associates’ commitments and contingent liabilities were £nil (2013: £18m) and £nil (2013: £nil), respectively. Certain of the associates have also invested in structured entities. The amounts are not significant. Management has concluded that the carrying value of the associates represents the maximum exposure to loss after taking into account any interest the associates may have in structured entities.

c) Interests in joint ventures

Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In the year ended 31 December 2014, Santander UK’s share in the profit after tax of its joint ventures was £7m (2013: £3m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2014, the carrying amount of Santander UK’s interest was £36m (2013: £23m). At 31 December 2014 and 2013, the joint ventures had no commitments and contingent liabilities.

d) Interests in unconsolidated structured entities

Structured entities sponsored by the Santander UK group

Santander UK has interests in structured entities which it sponsors but does not control. Santander UK considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity. The structured entities sponsored but not consolidated by Santander UK are as follows. Other than as set out below, no significant judgements were required with respect to control or significant influence.

i) Structured entities which issue shares that back retail structured products

At 31 December 2014, the total value of products issued by these entities was £nil (2013: £11m). Santander UK’s arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. The maximum exposure to these structured entities consists of trading assets (Repurchases held by Santander UK) of £nil (2013: £9m). Santander UK holds no interest in these vehicles, nor does it have any control over, or exposure to the variable returns, and therefore these entities have not been consolidated.

ii) Santander (UK) Common Investment Fund

In 2008, a common investment fund was established to hold the assets of the Santander UK Group Pension Scheme. The Santander (UK) Common Investment Fund is not consolidated by Santander UK, but its assets of £9,393m (2013: £7,878m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. See Note 36 for further information about the entity. As this entity holds the assets of the pension scheme it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is equal to the sum of the carrying amount of the assets held.

iii) Trust preferred entities

The trust preferred entities, Abbey National Capital Trust I and Abbey National Capital LP I are 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc which were set up by Santander UK solely for the issuance of trust preferred securities to third parties and lend the funds on to other Santander UK companies. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Santander UK plc. The terms of the securities do not include any significant restrictions on the ability of Santander UK plc to obtain funds, by dividend or loan, from any subsidiary. The trust preferred entities are not consolidated by Santander UK as Santander UK plc is not exposed to variability of returns from the entities.

Structured entities not sponsored by the Santander UK group

The Santander UK group also has interests in structured entities which it does not sponsor or control. These largely relate to the legacy Treasury asset portfolio and consist of holdings of mortgage and other asset-backed securities issued by entities that were established and/or sponsored by other unrelated financial institutions. Details of these securities are set out in Note 16 ‘Financial assets designated at fair value’ and Note 21 ‘Loans and receivables securities’. Management has concluded that the Santander UK group has no control or significant influence over these entities and that the carrying value of the interests held in these entities represents the maximum exposure to loss.

24. INTANGIBLE ASSETS

a) Goodwill

	Group
	2014 £m	2013 £m
Cost
At 1 January	1,916	1,916
Transfer	—	—

31 December	1,916	1,916

Accumulated impairment
At 1 January	82	82

Net book value	1,834	1,834

Impairment of goodwill

During 2014 and 2013, no impairment of goodwill was recognised. Impairment testing in respect of goodwill allocated to each cash-generating unit (‘CGUs’) is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the CGUs are based on customer groups within the relevant business divisions.

The cash flow projections for each CGU are based on the five year plan prepared for regulatory purposes, based on Santander UK’s 3-Year Plan and approved by the Santander UK plc Board. The assumptions included in the expected future cash flows for each CGU take into consideration the UK economic environment and financial outlook within which the CGU operates. Key assumptions include projected GDP growth rates, the level of interest rates and the level and change in unemployment rates in the UK. The discount rate used to discount the cash flows is based on a pre-tax rate that reflects the weighted average cost of capital allocated by Santander UK to investments in the business division in which the CGUs operates. The growth rate used reflects management’s five-year forecasts, with a terminal growth rate for each year applied thereafter, in line with the estimated long-term average UK GDP growth rate.

Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment of goodwill to be recognised.

The following CGUs include in their carrying values goodwill that comprises the goodwill reported by Santander UK. The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.

2014

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,625	Value in use: cash flow based on 5 year plan	11.7%	2%
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	11.7%	1%
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	11.7%	3%
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	11.7%	2%

		1,834

2013
Retail Banking	Personal financial services	1,169	Value in use: cash flow based on 5 year plan	11.8%	2%
Retail Banking	Credit cards	456	Value in use: cash flow based on 5 year plan	11.8%	3%
Retail Banking	Consumer finance	175	Value in use: cash flow based on 5 year plan	11.8%	1%
Retail Banking	Private banking	30	Value in use: cash flow based on 5 year plan	11.8%	3%
Retail Banking	Other	4	Value in use: cash flow based on 5 year plan	11.8%	2%

		1,834

(1)	Average growth rate based on the five year plan for the first five years and a growth rate of 2.2% (2013: 2.2%) applied thereafter.

In 2014, following the integration of the credit cards business within Santander UK plc its results are no longer separately identified, reviewed or managed and are instead included in the Retail Banking – personal financial services CGU. In 2014, the discount rate decreased by 0.1 percentage points to 11.7% (2013: 11.8%). The decrease reflected changes in current market and economic conditions. In 2014, the change in growth rates reflected Santander UK’s updated strategic priorities in the context of forecast economic conditions.

b) Other intangibles

	Group
	2014 £m	2013 £m
Cost
At 1 January	814	762
Additions	136	81
Disposals	(33)	(29)
Transfers	—	—

At 31 December	917	814

Accumulated amortisation / impairment
At 1 January	313	271
Charge for the year	261	50
Disposals	(10)	(8)
Transfers	—	—

At 31 December	564	313

Net book value	353	501

Other intangible assets consist of computer software. In 2014, an impairment charge of £206m was recognised in respect of software write-offs. The write-offs were for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

25. PROPERTY, PLANT AND EQUIPMENT

	Group
	Property £m	Office fixtures and equipment £m	Computer software £m	Operating lease assets £m	Total £m
Cost:
At 1 January 2014	1,214	845	390	106	2,555
Additions	38	229	1	102	370
Disposals	(13)	(76)	—	(66)	(155)

At 31 December 2014	1,239	998	391	142	2,770

Accumulated depreciation:
At 1 January 2014	150	524	343	17	1,034
Charge for the year	35	116	34	36	221
Disposals	(10)	(54)	—	(45)	(109)

At 31 December 2014	175	586	377	8	1,146

Net book value	1,064	412	14	134	1,624

Cost:
At 1 January 2013	1,143	782	390	118	2,433
Additions	109	81	—	68	258
Disposals	(38)	(18)	—	(80)	(136)

At 31 December 2013	1,214	845	390	106	2,555

Accumulated depreciation:
At 1 January 2013	130	447	303	12	892
Charge for the year	33	91	40	34	198
Disposals	(13)	(14)	—	(29)	(56)

At 31 December 2013	150	524	343	17	1,034

Net book value	1,064	321	47	89	1,521

At 31 December 2014, capital expenditure contracted but not provided for in respect of property, plant and equipment was £nil (2013: £14m). Of the carrying value at the balance sheet date, £209m (2013: £279m) related to assets under construction.

Operating lease assets

Operating lease assets consist of motor vehicles and other assets leased to its corporate customers. Future minimum lease receipts under non-cancellable operating leases are due over the following periods:

	Group
	2014 £m	2013 £m
In no more than 1 year	32	30
In more than 1 year but no more than 5 years	58	46
In more than 5 years	2	1

	92	77

Contingent rent income of £5m (2013: £11m) was recognised in the year.

26. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	Group
	2014 £m	2013 £m
At 1 January	16	34
Income statement charge	(32)	(138)
(Charged)/credited to other comprehensive income:
- retirement benefit obligations	(27)	113
- cash flow hedges	(27)	7

	(54)	120
Eliminated on disposal	11	—

At 31 December	(59)	16

Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to off set and intends to settle on a net basis. The deferred tax assets and liabilities are attributable to the following items:

	Group
	2014 £m	2013 £m
Deferred tax assets/(liabilities)
Pensions and other post-retirement benefits	(25)	108
Accelerated book depreciation	(9)	(20)
IFRS transitional adjustments	22	33
Other temporary differences	(58)	(105)
Tax losses carried forward	11	—

	(59)	16

The deferred tax (liabilities)/assets scheduled above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five year plan (described in Note 24) would not cause a reduction in the deferred tax assets recognised.

        The Santander UK group recognised deferred tax assets in respect of trading losses relating to the former Alliance & Leicester plc business which was transferred to Santander UK plc in May 2010 under Part VII of the Financial Services and Markets Act 2000. HM Revenue & Customs confirmed in 2010 that the availability of losses was unaffected by the transfer. The tax losses were fully utilised during 2013. The Santander UK group and a trading subsidiary Santander Lending Limited have recognised a deferred tax asset of £11m in respect of prior year trading losses which had not been previously recognised. Santander Lending Limited has returned to profitability during 2014 and future profit forecasts are such that recognition criteria under IAS 12 have been met. These tax losses do not time expire.

At 31 December 2014, the Santander UK group had UK capital losses carried forward of £18m (2013: £17m). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. No deferred tax asset has been recognised in respect of these capital losses on the basis that future capital gains required to utilise the losses are not considered probable.

The deferred tax charge in respect of continuing and discontinued operations in the income statement comprises the following temporary differences:

	Group
	2014 £m	2013 £m	2012 £m
Accelerated tax depreciation	—	13	(39)
Pensions and other post-retirement benefits	(107)	(14)	(28)
IFRS transition adjustments	(11)	(20)	(20)
Tax losses carried forward	—	(63)	(93)
Other temporary differences	75	(54)	(63)
Tax losses carried forward	11	—	—

	(32)	(138)	(243)

27. OTHER ASSETS

	Group
	2014 £m	2013 £m
Trade and other receivables	772	737
Prepayments	67	55
Accrued income	14	22
General insurance assets	23	68

	876	882

Included in the above balances are amounts due to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £5m (2013: £2m) and £19m (2013: £27m) respectively.

28. DEPOSITS BY BANKS

	Group
	2014 £m	2013 £m
Items in the course of transmission	308	614
Deposits by banks - securities sold under repurchase agreements	4,797	5,465
Amounts due to Santander UK subsidiaries	—	—
Amounts due to Banco Santander
- securities sold under repurchase agreements	—	50
- other	966	636
Amounts due to fellow Banco Santander subsidiaries
- securities sold under repurchase agreements	—	—
- other	129	1
Deposits held as collateral	758	1,047
Other deposits	1,256	883

	8,214	8,696

Repayable:
On demand	2,708	2,929
In not more than 3 months	336	658
In more than 3 months but not more than 1 year	911	176
In more than 1 year but not more than 5 years	4,142	4,375
In more than 5 years	117	558

	8,214	8,696

29. DEPOSITS BY CUSTOMERS

	Group
	2014 £m	2013 £m
Current and demand accounts:
- interest-bearing	65,517	52,218
- non interest-bearing	353	984
Savings accounts(1)	57,099	55,417
Time deposits	29,270	36,614
Securities sold under repurchase agreements	500	920
Amounts due to Santander UK subsidiaries	—	—
Amounts due to fellow Banco Santander subsidiaries	867	1,014

	153,606	147,167

Repayable:
On demand	130,539	117,036
In no more than 3 months	7,070	8,211
In more than 3 months but not more than 1 year	10,001	14,633
In more than 1 year but not more than 5 years	5,170	6,641
In more than 5 years	826	646

	153,606	147,167

(1)	Includes equity index-linked deposits of £3,058m (2013: £3,983m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £3,058m and £225m, respectively (2013: £3,983m and £235m, respectively).

Savings accounts and time deposits are interest-bearing.

30. TRADING LIABILITIES

	Group
	2014 £m	2013 £m
Deposits by banks - securities sold under repurchase agreements	4,508	7,795
- other(1)	2,715	3,496
Deposits by customers - securities sold under repurchase agreements	4,040	6,329
- other(1)2)	859	740
Short positions in securities and unsettled trades	3,211	2,918

	15,333	21,278

(1)	Comprises cash collateral of £1,905m (2013: £1,841m) and short-term deposits of £1,669m (2013: £2,336m).
(2)	Includes equity index-linked deposits of £nil (2013: £59m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £nil for both commitments (2013: £127m and £17m, respectively).

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £433m (2013: £193m) and to fellow subsidiaries of Banco Santander, S.A. of £84m (2013: £13m).

31. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group
	2014 £m	2013 £m
Debt securities in issue - US$10bn Euro Commercial Paper Programme	854	865
- US$20bn Euro Medium Term Note Programme	464	591
- Euro 10bn Note Certificate and Warrant Programme and Global Structured Solutions Programme	1,517	1,832
Warrants programme	13	119

	2,848	3,407

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a contract contains one or more embedded derivatives that would otherwise require separate recognition.

The ‘fair value option’ has been used where deposits by banks, deposits by customers, debt securities in issue and warrants would otherwise be measured at amortised cost, and any embedded derivatives or associated derivatives used to economically hedge the risk are held at fair value. Where the Santander UK group records its own debt securities in issue at fair value, the fair value is based on quoted prices in an active market for the specific instrument concerned, if available.

When quoted market prices are unavailable, the own debt security in issue is valued using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to the Santander UK group’s liabilities. The change in fair value of issued debt securities attributable to the Santander UK group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer or credit default swaps. Each security is then valued using discounted cash flows, incorporating a LIBOR-based discount curve. The difference in the valuations is attributable to the Santander UK group’s own credit spread. This methodology is applied consistently across all securities where it is believed that counterparties would consider the Santander UK group’s creditworthiness when pricing trades.

Included in the above balances are amounts owed to Banco Santander, S.A. of £29m (2013: £17m) and to fellow subsidiaries of Banco Santander, S.A. of £67m (2013: £172m).

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £1m (2013: net loss of £13m, 2012: net loss of £86m). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 31 December 2014 was £7m (2013: cumulative net loss of £6m).

At 31 December 2014, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £165m (2013: £216m) higher than the carrying value.

US$10bn Euro Commercial Paper Programme

Abbey National Treasury Services plc may from time to time issue commercial paper under the US$10bn Euro Commercial Paper Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealer. The commercial paper ranks at least pari passu with all other unsecured and unsubordinated obligations of Abbey National Treasury Services plc. The payments of all amounts due in respect of the commercial paper have been unconditionally and irrevocably guaranteed by Santander UK plc.

The commercial paper is issued in bearer form, subject to a minimum maturity of 1 day and a maximum maturity of 364 days. The commercial paper may be issued on a discounted basis or may bear fixed or floating rate interest or a coupon calculated by reference to an index or formula. The maximum aggregate nominal amount of all commercial paper outstanding from time to time under the Programme will not exceed US$10bn (or its equivalent in other currencies). The commercial paper is not listed on any stock exchange.

US$20bn Euro Medium Term Note Programme

Santander UK plc and Abbey National Treasury Services plc may from time to time issue notes denominated in any currency as agreed between the issuer and the relevant dealer under the US$20bn Euro Medium Term Note Programme. The payment of all amounts payable in respect of the notes is unconditionally and irrevocably guaranteed by Santander UK plc. The programme provides for issuance of fixed rate notes, floating rate notes, variable interest notes and zero-coupon/discount notes.

The maximum aggregate nominal amount of all notes outstanding under the programme may not exceed US$20bn (or its equivalent in other currencies) subject to any modifications in accordance with the terms of the programme agreement. Notes may be issued in bearer or registered form and can be listed on the London Stock Exchange or any other stock exchange(s) as agreed.

Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme

Abbey National Treasury Services plc may from time to time issue structured notes and redeemable certificates (together the ‘N&C Securities’) and warrants (together with the N&C Securities, the ‘Securities’) denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Note, Certificate and Warrant programme and the Global Structured Solutions Programmes (the ‘Structured Securities Programmes’). The securities are direct, senior and unsecured obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, at least equally with all other present and future senior and unsecured obligations of Abbey National Treasury Services plc. The payment of all amounts due in respect of the Securities has been unconditionally and irrevocably guaranteed by Santander UK plc.

The Structured Securities Programmes provide for the issuance of commodity linked N&C Securities, credit-linked N&C Securities, currency-linked Securities, equity-linked Securities, equity index-linked Securities, fixed rate N&C Securities, floating rate N&C Securities, fund-linked Securities, inflation-linked Securities, property-linked Securities, zero-coupon/discount N&C Securities and any other structured Securities as agreed between Abbey National Treasury Services plc and the relevant dealers. Securities issued under the Structured Securities Programmes are governed by English law.

The maximum aggregate outstanding nominal amount of all N&C Securities and the aggregate issue prices of outstanding warrants from time to time issued under the Structured Securities Programmes will not exceed euro 10bn (or its equivalent in other currencies).

Warrants programme

Abbey National Treasury Services plc established a warrants programme (the ‘Warrants Programme’) in 2009 for the issuance of structured warrants denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers under the Warrants Programme. Warrants are direct, unsecured and unconditional obligations of Abbey National Treasury Services plc that rank pari passu without preference among themselves and, subject as to any applicable statutory provisions or judicial order, rank at least equally with all other present and future unsecured and unsubordinated obligations of Abbey National Treasury Services plc.

In 2012, Abbey National Treasury Services plc discontinued the issue of new warrants under the Warrants Programme as new issuances are being made under the Structured Securities Programmes. The payments of all amounts due in respect of the previously issued warrants have been unconditionally and irrevocably guaranteed by Santander UK plc.

32. DEBT SECURITIES IN ISSUE

	Group
	2014 £m	2013 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	18,379	18,379
- US$20bn Euro Medium Term Note Programme (See Note 31)	11,785	7,690
- US$40bn Euro Medium Term Note Programme	112	156
- US$20bn Commercial Paper Programme	3,510	3,131
- Euro 5bn Guaranteed French Certificates of Deposit Programme	968	890
- Certificates of deposit	3,042	1,756

	37,796	32,002

Securitisation programmes (See Note 19):
- Holmes	6,144	9,139
- Fosse	7,104	8,885
- Motor	746	844

	51,790	50,870

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £64m (2013: £37m) and £285m (2013: £617m) respectively.

Euro 35bn Global Covered Bond Programme

Abbey National Treasury Services plc issues covered bonds under the euro 35bn Global Covered Bond Programme that may be denominated in any currency as agreed between Abbey National Treasury Services plc and the relevant dealers. The programme provides that covered bonds may be listed or admitted to trading, on the official list of the UK Listing Authority and on the London Stock Exchange’s Regulated Market or any other stock exchanges or regulated or unregulated markets. Abbey National Treasury Services plc may also issue unlisted covered bonds and/or covered bonds not admitted to trading on any regulated or unregulated market.

The payments of all amounts due in respect of the covered bonds have been unconditionally guaranteed by Santander UK plc. Abbey Covered Bonds LLP (the ‘LLP’), together with Santander UK plc, has guaranteed payments of interest and principal under the covered bonds pursuant to a guarantee which is secured over the LLP’s portfolio of mortgages and its other assets. Recourse against the LLP under its guarantee is limited to its portfolio of mortgages and such assets.

Covered bonds may be issued in bearer or registered form. The maximum aggregate nominal amount of all covered bonds from time to time outstanding under the programme will not exceed euro 35bn (or its equivalent in other currencies), subject to any modifications in accordance with the programme.

On 11 November 2008, Abbey National Treasury Services plc was admitted to the register of issuers and the programme and the covered bonds issued previously under the programme were admitted to the register of regulated covered bonds, pursuant to Regulation 14 of the Regulated Covered Bonds Regulations 2008 (SI 2008/346).

US$40bn Euro Medium Term Note Programme

In January 2009, it was decided that no further issuance would be made under the US$40bn Euro Medium Term Note Programme. Alliance & Leicester plc issued both senior notes and subordinated notes and from time to time issued notes denominated in any currency as agreed with the relevant dealer under the US$40bn Euro Medium Term Note Programme. The Programme provided for issuance of fixed rate Notes, floating rate notes, index linked notes, dual currency notes and zero-coupon notes. The notes are listed on the London Stock Exchange or may be listed on any other or further stock exchange(s) or may be unlisted, as agreed. The notes were issued in bearer form. The maximum aggregate nominal amount of all notes from time to time outstanding under the Programme did not exceed US$40bn (or its equivalent in other currencies), subject to any modifications in accordance with the terms of the Programme agreement.

The notes were direct, unsecured and unconditional obligations of Alliance & Leicester plc. The notes transferred to Santander UK plc with effect from 28 May 2010 under a business transfer scheme under Part VII of the Financial Services and Markets Act 2000. As a result, the notes are now direct, unsecured and unconditional obligations of Santander UK plc.

US SEC registered debt shelf

Abbey National Treasury Services plc issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the US Securities and Exchange Commission. The notes may be issued in any currency agreed between Abbey National Treasury Services plc and the relevant underwriters in any particular issuance under the registration statement and are issued under the US$20bn Euro Medium Term Note Programme.

US$20bn Commercial Paper Programme

Abbey National North America LLC may from time to time issue unsecured notes denominated in United States dollars as agreed between Abbey National North America LLC and the relevant dealers under the US$20bn US commercial paper programme. The Notes will rank at least pari passu with all other unsecured and unsubordinated indebtedness of Abbey National North America LLC and Santander UK plc. The payments of all amounts due in respect of the Notes have been unconditionally and irrevocably guaranteed by Santander UK plc. The Notes are not redeemable prior to maturity or subject to voluntary prepayment. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed US$20bn (or its equivalent in other currencies).

Euro 5bn Guaranteed French Certificates of Deposit Programme

Santander UK plc may from time to time issue certificates of deposit under the Euro5bn Guaranteed French Certificates of Deposit Programme that may be denominated in any currency as agreed between Santander UK plc and the relevant dealer. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Santander UK plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form, subject to a maximum maturity of 365 days or 366 days in a leap year. The certificates of deposit may bear fixed or floating rate interest. The maximum aggregate nominal amount of all certificates of deposit outstanding from time to time under the programme will not exceed euro 5bn (or its equivalent in other currencies). The certificates of deposit are not listed on any stock exchange.

Certificates of deposit

Santander UK plc may from time to time issue certificates of deposit that may be denominated in any currency as agreed between the parties. The certificates of deposit rank at least pari passu with all other unsecured and unsubordinated obligations of Santander UK plc. The payments of all amounts due in respect of the certificates of deposit have been unconditionally and irrevocably guaranteed by Santander UK plc. The certificates of deposit are issued in bearer form and may bear fixed or floating rate interest. The certificates of deposit are not listed on any stock exchange.

Securitisation programmes

The Santander UK group has provided prime retail mortgage-backed securitised products and other asset-backed securitised products to a diverse investor base through its mortgage and other asset-backed funding programmes, as described in Note 19.

Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained. In addition, the Santander UK group has provided other asset-backed securitised products to investors through the securitisation of auto loan receivables.

An analysis of the above debt securities in issue by issue currency, interest rate and maturity is as follows:

			Group
Issue currency	Interest rate	Maturity	2014 £m	2013 £m
Euro	0.00% - 3.99%	Up to 2014	—	1,951
		Up to 2015	4,039	3,286
		2016 – 2019	8,779	4,864
		2020 – 2029	3,109	2,573
		2030 – 2059	2,494	4,602
	4.00% - 4.99%	Up to 2014	—	866
		2016 – 2019	939	983
		2020 – 2029	2,301	1,840
		2030 – 2059	171	76

US dollar	0.00% - 3.99%	Up to 2014	19	6,495
		Up to 2015	4,825	—
		2016 – 2019	2,944	609
		2020 – 2029	402	416
		2030 – 2039	—	—
		2040 – 2059	4,230	5,953
	4.00% - 5.99%	Up to 2014	—	2
		Up to 2015	33	32
		2016 – 2019	660	632
		2020 – 2029	650	—
		2040 – 2059	168	149

Pounds sterling	0.00% - 3.99%	Up to 2014	—	1,210
		Up to 2015	2,311	855
		2016 – 2019	1,975	970
		2020 – 2029	959	502
		2040 – 2059	5,338	6,187
	4.00% - 5.99%	Up to 2014	—	612
		Up to 2015	—	—
		2016 – 2019	421	426
		2020 – 2029	3,506	3,546
		2040 – 2059	931	524
	6.00% - 6.99%	2014 – 2015	79	82

		Up to 2014	—	—
Other currencies	0.00% - 5.99%	Up to 2015	182	192
		2020 – 2029	147	171
		2040 – 2060	123	264
	6.00% - 6.99%	2050 – 2059	55	—

			51,790	50,870

33. SUBORDINATED LIABILITIES

	Group
	2014 £m	2013 £m
£325m Sterling Preference Shares	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	201	209
Undated subordinated liabilities	1,711	2,104
Dated subordinated liabilities	1,746	1,649

	4,002	4,306

The above securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the preference shares and preferred securities ranks equally with that of the £300m fixed/floating rate non-cumulative callable preference shares, £300m Step-up Callable Perpetual Preferred Securities and £300m Step-up Callable Perpetual Reserve Capital Instruments classified as non-controlling interest, as described in Note 47.

The Santander UK group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2013: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,867m (2013: £691m) and £nil (2013: £1,609m) respectively.

£325m Sterling Preference Shares

Holders of sterling preference shares are entitled to receive a bi-annual non-cumulative preferential dividend payable in sterling out of the distributable profits of Santander UK plc. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996.

On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of Santander UK plc. On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of Santander UK plc available for distribution amongst the members after payment of Santander UK plc’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment. Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of Santander UK plc.

Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of Santander UK plc unless the business of the meeting includes the consideration of a resolution to wind up Santander UK plc or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting. In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities

The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by Santander UK plc and have no fixed redemption date. Santander UK plc has the right to redeem the Tier One Preferred Income Capital Securities whole but not in part on 9 February 2018 or on any coupon payment date thereafter, subject to the prior approval of the PRA. The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% per annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears. Interest payments may be deferred in limited circumstances, such as when the payment would cause Santander UK plc to become insolvent or breach applicable Capital Regulations.

The Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Where interest payments have been deferred, Santander UK plc may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Tier One Preferred Income Capital Securities and the Reserve Capital Instruments.

The Tier One Preferred Income Capital Securities are unsecured securities of Santander UK plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of Santander UK plc. Upon the winding up of Santander UK plc, holders of Tier One Preferred Income Capital Securities will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Santander UK plc then in issue and in priority to all other Santander UK plc shareholders.

Undated subordinated liabilities

	Group
	2014 £m	2013 £m
10.0625% Exchangeable subordinated capital securities	205	205
5.56% Subordinated guaranteed notes (Yen 15,000m)	83	93
5.50% Subordinated guaranteed notes (Yen 5,000m)	28	31
Fixed/Floating Rate subordinated notes (Yen 5,000m)	29	32
10 Year step-up perpetual callable subordinated notes	330	334
7.50% 15 Year step-up perpetual callable subordinated notes	449	471
7.375% 20 Year step-up perpetual callable subordinated notes	212	223
7.125% 30 Year step-up perpetual callable subordinated notes	375	381
Fixed to floating rate perpetual callable subordinated notes	—	334

	1,711	2,104

The 10.0625% exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK plc. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held.

The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Santander UK plc, on 31 January 2015 and each fifth anniversary thereafter. During the year, the Company exercised its option to call these notes. Redemption payment for these notes will be made on 2 February 2015.

The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Santander UK plc, on 27 June 2015 and each fifth anniversary thereafter.

The Fixed/Floating Rate Subordinated notes are redeemable at par, at the option of Santander UK plc, on 27 December 2016 and each interest payment date (quarterly) thereafter.

The 10 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2010 and each fifth anniversary thereafter. The coupon payable on the notes is 4.8138% from 28 September 2010 to 28 September 2015.

The 7.50% 15 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2015 and each fifth anniversary thereafter.

The 7.375% 20 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 28 September 2020 and each fifth anniversary thereafter.

The 7.125% 30 Year step-up perpetual callable subordinated notes are redeemable at par, at the option of Santander UK plc, on 30 September 2030 and each fifth anniversary thereafter.

The Fixed to Floating rate perpetual callable subordinated notes were redeemable at par, at the option of Santander UK plc, on 28 September 2010 and each interest payment date thereafter. During 2014, the Company exercised its options to call these notes and the notes were fully redeemed.

In common with other debt securities issued by Santander UK group companies, the undated subordinated liabilities are redeemable in whole at the option of Santander UK plc, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Dated subordinated liabilities

	Group
	2014 £m	2013 £m
10.125% Subordinated guaranteed bond 2023	96	103
11.50% Subordinated guaranteed bond 2017	68	73
7.95% Subordinated notes 2029 (US$1,000m)	252	217
6.50% Subordinated notes 2030	41	42
8.963% Subordinated notes 2030 (US$1,000m)	182	159
5.875% Subordinated notes 2031	10	10
9.625% Subordinated notes 2023	144	148
5% Subordinated notes 2023 (US$1,500m)	953	897

	1,746	1,649

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination. The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Subordinated liabilities are repayable:

	Group
	2014 £m	2013 £m
In more than 1 year but no more than 5 years	68	74
In more than 5 years	1,678	1,575
Undated	2,256	2,657

	4,002	4,306

34. OTHER LIABILITIES

	Group
	2014 £m	2013 £m
Trade and other payables	1,378	1,012
Accrued expenses	898	849
Deferred income	26	22

	2,302	1,883

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £250m (2013: £164m), other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £50m (2013: £83m).

35. PROVISIONS

	Group
	Conduct remediation
	PPI £m	Other products £m	Regulatory-related £m	Other £m	Total £m
At 1 January 2014	165	222	79	84	550
Additional provisions	95	45	165	111	416
Used during the year	(131)	(128)	(159)	(80)	(498)
Transfers	—	14	—	—	14
Other	—	9	—	—	9

At 31 December 2014	129	162	85	115	491

To be settled:
- Within 12 months	95	142	85	63	385
- In more than 12 months	34	20	—	52	106

	129	162	85	115	491

	Group
	Conduct remediation
	PPI £m	Other products £m	Regulatory-related £m	Other £m	Total £m
At 1 January 2013	382	276	66	71	795
Additional provisions	—	—	147	148	295
Used during the year	(217)	(9)	(134)	(135)	(495)
Provisions released	—	(45)	—	—	(45)

At 31 December 2013	165	222	79	84	550

To be settled:
- Within 12 months	153	222	79	—	454
- In more than 12 months	12	—	—	84	96

	165	222	79	84	550

Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales of products. In calculating the conduct remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Sensitivities relating to the provision for conduct remediation can be found in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1.

(i) Payment Protection Insurance (‘PPI’)

The provision for conduct remediation in respect of PPI represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are as follows:

•	Claim volumes – the estimated number of customer complaints received;

•	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer; and

•	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

•	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future;

•	Actual claims activity registered to date;

•	The level of redress paid to customers, together with a forecast of how this is likely to change over time;

•	The impact on complaints levels of proactive customer contact; and

•	The effect of media coverage on the issue.

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received; uphold rates, the impact of any changes in approach to uphold rates, and any re-evaluation of the estimated population.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years.

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions.

	Cumulative to 31 December 2014	Future expected (unaudited)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	807	147	25,000 =	£12m
Outbound contact (‘000)	335	—	25,000 =	£25m
Outbound contact completion	100%	—	—
Response rate to outbound contact	31%	31%	1% = £1m
Average uphold rate per claim(2)	78%	70%	1% = £3m
Average redress per claim	£1,908	£1,443	£100 =	£6m

(1)	Excludes invalid claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding during the years ended 31 December 2014, 2013 and 2012 were as follows:

	2014 ‘000	2013 ‘000	2012 ‘000
Outstanding at 1 January	14	31	1
Complaints received(1)	246	363	437
Complaints rejected as invalid(2)	(194)	(298)	(258)
Complaints closed - upheld	(46)	(82)	(149)

Outstanding at 31 December	20	14	31

(1)	Includes complaints that were deemed invalid, as there is no record of a relevant PPI policy being held by the customer.
(2)	The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims upheld or rejected above reflect the results of any appeals.

2014 compared with 2013

During 2014, the volume of PPI complaints decreased at a slower rate than in 2013. The provision was reassessed in light of this. A review of recent claims activity indicated that claims are expected to continue for longer than originally anticipated. As a result, the provision was increased by £95m. Monthly PPI redress costs, including related costs, including pro-active customer contact, decreased to an average of £11m per month in 2014, compared to a monthly average of £18m in 2013. Excluding pro-active customer contact, the average monthly redress costs in the fourth quarter of 2014 were £7m. The high proportion of invalid complaints also continued.

2013 compared with 2012

The volume of PPI activity decreased and the number of complaints we received reduced by 29% in 2013, although the high proportion of invalid complaints continued. Monthly PPI redress costs, including related costs, decreased through the year to an average in the fourth quarter of 2013 of £11m per month, compared to a monthly average in the year ended 31 December 2013 of £18m (2012: monthly average of £26m).

(ii) Other products

A provision for conduct remediation has also been recognised in respect of other products. The disclosures that follow with respect to these products reflect the fact that they are individually less significant than PPI.

        The provision for conduct remediation in respect of other products represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them.

Wealth and investment products

During 2012, the FCA (formerly known as the FSA) undertook an industry-wide thematic review of the sale of investment products, and subsequently sales of premium investment funds. The FCA’s review included Santander UK, and identified shortcomings in the collection of customer information and risk profile alignment, and concerns about product suitability, fees and charges. As a result, Santander UK initiated customer contact exercises to provide appropriate redress to customers who had suffered detriment. The redress methodology for remaining phases is under discussion with the FCA. A provision has been recognised in respect of the above sales for redress payments and related costs. At 31 December 2014, the provision was £127m (2013: £110m). The provision was increased by £45m in the year, predominantly in relation to the customer contact exercise.

Interest rate hedging products

In 2012, the FCA identified material failings in the sale of interest rate derivatives to some small and medium sized businesses at the four largest UK banks. The FCA did not identify any mis-selling issues with Santander UK. However, in order to ensure that customers are treated consistently, the FCA requested seven other UK banks (including Santander UK) to undertake a review of the sales of interest rate hedging products to SMEs since 2001.
A provision was initially recognised based on the pilot exercise completed in the second half of 2012 and subsequently revised following the customer contact exercise that commenced in the second quarter of 2013 and ongoing updated guidelines from the FCA. The level of provision is based on full redress i.e. unwinding of the trade (reversal of mark-to-market values) and refund of net interest payments made by customers. Response rates are monitored on a regular basis, and the provision updated accordingly.

The issue continues to be managed down and a modest provision was released in 2014.

Card Protection Plan

In August 2013, the FCA announced that Card Protection Plan Limited (‘CPP’) and 13 banks and credit card issuers, including the Santander UK group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. CPP wrote to affected policyholders to confirm the details of the proposed scheme, which was subsequently approved by a policyholder vote and by the High Court of England and Wales.

A provision was recognised based on the proposed compensation scheme for sales and renewals made from 2005 onwards and operational costs associated with the contact exercise that commenced in the first half of 2014 and customer complaint handling costs. The compensation scheme has now been implemented and the conduct issue has been closed, with only exceptional claims remaining.

Regulatory-related

(i) Financial Services Compensation Scheme (‘FSCS’)

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

Each deposit-taking institution contributes towards the management expenses levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March. In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Santander UK group.

Following the default of a number of deposit takers since 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. The interest on the borrowings with HM Treasury, which are approximately £16bn, are assessed at the higher of 12 month LIBOR plus 100 basis points and the relevant gilt rate published by the Debt Management Office.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will recover any shortfall of the principal by levying the deposit-taking sector in instalments. The first instalment was as expected, in scheme year 2013/14, and the Santander UK group made capital contributions in August 2013 and August 2014.

The FSCS and HM Treasury have agreed that the terms of the repayment of the borrowings will be reviewed every three years in light of market conditions and of the actual repayment from the estates of failed banks. The ultimate amount of any compensation levies to be charged in future years also depends on a number of factors including the level of protected deposits and the population of deposit-taking participants and will be determined at a later date.

Dunfermline Building Society was the first deposit taker to be resolved under the Special Resolution Regime which came into force under the Banking Act 2009. Recoveries are paid to HM Treasury and the FSCS has an obligation to contribute to the costs of the resolution, subject to a statutory cap. This contribution will be discharged in due course through levies on the deposit-taking sector.

For the year ended 31 December 2014, the Santander UK group charged £91m (2013: £88m) to the income statement in respect of the costs of the FSCS. The charge includes the effect of adjustments to provisions made in prior years as a result of more accurate information now being available.

(ii) UK Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the FSCS); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; FSCS liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the UK Bank Levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities.

It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the PRA definition); and repo liabilities secured against sovereign and supranational debt.

        During 2014 a rate of 0.156% was applied (2013: 0.130%). Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The UK Bank Levy is not charged on the first £20bn of chargeable liabilities. The UK Bank Levy will be set at a rate of 0.210% from 1 April 2015. A proportionate increase to 0.105% will be made to the half rate, also with effect from 1 April 2015.

The cost of the UK Bank Levy for 2014 was £74m (2013: £59m). The Santander UK group paid £65m in 2014 (2013: £49m) and provided for a liability of £40m at 31 December 2014 (2013: £31m). The accounting for the UK Bank Levy was not affected by the adoption of IFRIC 21, described in Note 1.

Other

Other provisions principally comprise amounts in respect of vacant property costs, litigation and related expenses, and restructuring expenses. Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market. During 2014, the provision was increased by £55m reflecting additional costs of the ongoing branch de-duplication programme.

36. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	Group
	2014 £m	2013 £m
Assets/(liabilities)
Funded defined benefit pension scheme	315	118
Funded defined benefit pension scheme	(159)	(632)
Unfunded defined benefit pension scheme	(40)	(40)

Total net assets/(liabilities)	116	(554)

Remeasurement gains/(losses) recognised in other comprehensive income during the year were as follows:

	Group
	2014 £m	2013 £m	2012 £m
Remeasurement of defined benefit schemes	(132)	564	183

a) Defined contribution pension schemes

The Santander UK group operates a number of defined contribution pension schemes. The assets of the defined contribution pension schemes are held and administered separately from those of the Santander UK group. The Santander Retirement Plan, an occupational defined contribution scheme, is the plan into which eligible employees are enrolled automatically. The assets of the Santander Retirement Plan are held in separate trustee-administered funds. The defined contribution section of the Alliance & Leicester Pension Scheme was closed to new members employed from 29 May 2010, and was merged on a segregated basis with the Santander (UK) Group Pension Scheme on 1 July 2012.

An expense of £52m (2013: £38m, 2012: £34m) was recognised for defined contribution plans in the year, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the years ended 31 December 2014, 2013 and 2012.

b) Defined benefit pension schemes

The Santander UK group operates a number of defined benefit pension schemes. The main pension scheme is the Santander (UK) Group Pension Scheme, formerly the Abbey National Group Pension scheme. The Abbey National Amalgamated Pension Fund, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme were merged into the Santander (UK) Group Pension scheme on a segregated basis on 1 July 2012. The scheme covers 23% (2013: 24%) of the Santander UK group’s employees, and is a closed funded defined benefit scheme. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

The corporate trustee of the Santander (UK) Group Pension Scheme is Santander (UK) Group Pension Scheme Trustee Limited, a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK plc. The principal duty of the trustees is to act in the best interests of the members of the schemes. The Trustee board comprises seven Directors selected by Santander UK plc, plus seven member-nominated Directors selected from eligible members who apply for the role.

Formal actuarial valuation of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally-qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation for the Santander (UK) Group Pension scheme at 31 March 2013 was finalised in June 2014.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the schemes remains under regular review. Investment decisions are delegated by the Santander (UK) Group Pension Scheme Trustees to a common investment fund, managed by Santander (CF) Trustee Limited, a private limited company owned by seven Trustee directors, four appointed by Santander UK plc and three by Santander (UK) Group Pension Trustee Limited. The Trustee directors’ principal duty, within the investment powers delegated to them is to act in the best interest of the members of the Santander (UK) Group Pension Trustee. Ultimate responsibility for investment strategy rests with the Trustees of the schemes who are required under the Pensions Act 2004 to prepare a statement of investment principles.

The Trustees of the Santander (UK) Group Pension Scheme have developed the following investment principles:

•	To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules;

•	To limit the risk of the assets failing to meet the liabilities, over the long term and on a shorter-term basis as required by prevailing legislation; and

•	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

The Santander UK group’s defined benefit pension schemes expose it to actuarial risks such as investment risk, interest rate risk, longevity risk, salary risk and inflation risk:

Investment risk	The present value of the defined benefit scheme liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on scheme assets is below this rate, it will create a scheme deficit.

Interest rate risk	A decrease in the bond interest rate will increase the scheme liability; however this will be partially offset by an increase in the value of the scheme’s debt investments.

Longevity risk	The present value of the defined benefit scheme liability is calculated by reference to the best estimate of the mortality of scheme participants both during and after their employment. An increase in life expectancy of the scheme participants will increase the scheme’s liability as benefits will be paid for longer.

Salary risk	The present value of the defined benefit scheme’s liability is calculated by reference to the future salaries of scheme participants. As such, an increase in the salary of the scheme participants will increase the scheme’s liability. This risk has been minimised by the introduction of a salary increase cap of 1% p.a. from 1 March 2015.

Inflation risk	An increase in inflation rate will increase the scheme liability as benefits will increase more quickly, accompanied by an expected increase in the return on the scheme’s investments.

The Santander UK group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

The total amount charged/(credited) to the income statement, including any amounts classified as redundancy costs and in discontinued operations was as follows:

	Group
	2014 £m	2013 £m	2012 £m
Net interest expense/(income)	13	1	(12)
Current service cost	34	38	38
Past service credit	(230)	—	—
Administration costs	7	9	8

	(176)	48	34

Following a review of the Santander UK Group pension scheme, pension arrangements for colleagues in that scheme were amended through the introduction of a cap on pensionable pay increases by 1% per annum from 1 March 2015. The impact of this change was a reduction in the defined benefit obligation of £230m, partially offset by one off contribution to the defined contribution scheme for affected member of £10m and implementation costs of £2m. Consequently, a net gain of £218m was recognised in the income statement during the year as set out in Note 6.

The amounts recognised in other comprehensive income for each of the five years indicated were as follows:

	Group
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Return on plan assets (excluding amounts included in net interest expense)	(1,048)	(135)	(117)	(105)	(235)
Actuarial gains arising from changes in demographic assumptions	129	21	—	—	—
Actuarial gains/(losses) arising from experience adjustments	59	22	(28)	136	(76)
Actuarial gains arising from changes in financial assumptions	728	656	328	6	283

Remeasurement of defined benefit pension schemes	(132)	564	183	37	(28)

The net (liability)/asset recognised in the balance sheet was determined as follows:

	Group
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Present value of defined benefit obligation	(9,314)	(8,432)	(7,554)	(7,072)	(6,729)
Fair value of plan assets	9,430	7,878	7,503	7,097	6,556

Net defined benefit asset/(obligation)	116	(554)	(51)	25	(173)

Movements in the present value of defined benefit obligations during the year were as follows:

	Group
	2014 £m	2013 £m
Balance at 1 January	(8,432)	(7,554)
Current service cost	(25)	(29)
Current service cost paid by fellow Banco Santander group subsidiaries	(9)	(9)
Interest cost	(367)	(336)
Employer salary sacrifice contributions	(7)	(5)
Past service cost	230	—
Remeasurement gains/(losses):
- Actuarial losses arising from changes in demographic assumptions	(127)	(21)
- Actuarial losses arising from experience adjustments	(59)	(22)
- Actuarial losses arising from changes in financial assumptions	(728)	(656)
Actual benefit payments	212	200

Balance at 31 December	(9,314)	(8,432)

Movements in the fair value of scheme assets during the year were as follows:

	Group
	2014 £m	2013 £m
Balance at 1 January	7,878	7,503
Interest income	354	335
Remeasurement gains:
- Return on plan assets (excluding amounts included in net interest expense)	1,048	135
Contributions paid	360	105
Contributions paid by fellow Banco Santander group subsidiaries	9	9
Administration costs	(7)	(9)
Actual benefit payments	(212)	(200)

Balance at 31 December	9,430	7,878

Costs of £7m (2013: £8m, 2012: £8m) associated with the management of scheme assets have been deducted from the interest income on plan assets.

The following tables provide information on the composition and fair value of the plan assets at 31 December 2014 and 2013.

31 December 2014

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	490	5	9	—	499	5
Overseas equities	1,621	17	70	1	1,691	18
Corporate bonds	2,482	26	3	—	2,485	26
Government fixed interest bonds	196	2	2	—	198	2
Government index linked bonds	2,580	28	—	—	2,580	28
Property	—	—	1,124	12	1,124	12
Cash	—	—	257	3	257	3
Other	3	—	593	6	596	6

	7,372	78	2,058	22	9,430	100

31 December 2013
UK equities	326	4	5	—	331	4
Overseas equities	1,587	20	8	—	1,595	20
Corporate bonds	2,415	31	—	—	2,415	31
Government fixed interest bonds	208	3	—	—	208	3
Government index linked bonds	2,056	26	—	—	2,056	26
Property	—	—	828	11	828	11
Cash	—	—	207	2	207	2
Other	11	—	227	3	238	3

	6,603	84	1,275	16	7,878	100

Plan assets are stated at fair value based upon quoted prices in active markets with the exception of property funds and those classified under ‘Other’. The ‘Other’ category consists of asset-backed securities, annuities, funds (including private equity funds) and derivatives that are used to protect against exchange rate, equity market, inflation and interest rate movements. The property funds were valued using market valuations prepared by an independent expert. Of the assets in the ‘Other’ category, investments in absolute return funds and foreign exchange, equity and interest rate derivatives were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by scheme actuaries based on the liabilities insured.

The actual gains on scheme assets were £1,402m (2013: £463m, 2012: £467m).

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2014 and 2013. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

The investment policy and performance of the scheme is monitored regularly by Santander UK plc and the Santander (CF) Trustee to ensure that the risk and return profile of investments meets objectives. Any changes to the investment policy are agreed with the Santander (UK) Group Pension Scheme Trustee and documented in the Statement of Investment Policy for the Common Investment Fund.

The strategic asset allocation target is an asset mix based on 25% quoted equities, 50% debt instruments (including gilts, index-linked gilts, and corporate bonds) and 25% property and alternatives. A strategy is in place to manage interest rate and inflation risk relating to the liabilities. At 31 December 2014, the Santander (UK) Group Pension Scheme held interest rate swaps with a gross notional value of £980m (2013: £997m) and inflation swaps with a gross notional value of £1,048m (2013: £1,031m) for the purposes of liability matching.

Funding

In June 2014 in compliance with the Pensions Act 2004, the trustees and the Santander UK group agreed to a new recovery plan (the Defined Benefit Deficit Repair Plan) and schedule of contributions following the finalisation of the 31 March 2013 actuarial valuation. The funding target for this actuarial valuation is for the schemes to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with terms of the trustee agreement, the Santander UK group contributed £321m (2013: £64m) to the schemes in the year, of which £284m was in respect of agreed deficit contributions from 1 July 2014 to 31 March 2016. The agreed schedule of the Santander UK group’s remaining contributions to the schemes comprises contributions of £101m in 2016 and £140m each year from 2017 increasing by 5% to 31 March 2023.

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	Group
	2014%	2013%	2012%
To determine benefit obligations:
- Discount rate for scheme liabilities	3.6	4.5	4.5
- General price inflation	3.0	3.4	2.9
- General salary increase	1.0	3.4	2.9
- Expected rate of pension increase	2.8	3.2	2.8

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	27.9	29.0	28.9
- Females	30.3	29.6	29.5
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	30.2	31.4	31.3
- Females	32.3	31.2	31.1

The rate used to discount the retirement benefit obligation is determined to reflect duration of the liabilities based on the annual yield at 31 December of the sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date, adjusted to match the terms of the scheme liabilities. The inflation assumption is set based on the Bank of England projected inflation rates over the duration of scheme liabilities weighted by projected scheme cash flows.

As part of the latest actuarial valuation, the trustees commissioned an independent analysis of the Santander (UK) Group Pension Scheme’s actual mortality experience and expected mortality experience based on postcode, pension size, type of retirement and gender. This review determined that a different adjustment to the Continuous Mortality Investigation Table S1 Light should be applied for male and female members of the scheme to reflect the expected differences in life expectancy of each group. The adjustment adopted was a loading for the probability of death of 116% for male members and 98% for female members (2013 & 2012: 103% for both male and female members).

Allowance was then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for male and 1.25% for female members (2013 & 2012: Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for males and 1% for females). The assumptions at 31 December 2014 are the same as those used by the scheme actuary in his “neutral” assessment of the scheme at the latest actuarial valuation date.

These combined changes have led to a 1.1 year decrease in assumed male life expectancy and a 0.7 year increase in female life expectancy. The table above shows that a participant retiring at age 60 at 31 December 2014 is assumed to live for, on average, 27.9 years in the case of a male and 30.3 years in the case of a female member. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.

The Santander UK group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the period, offset by actual returns during the period. Period-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all assumptions constant.

		Increase/(decrease)
		2014 £m	2013 £m
Discount rate	Change in pension obligation at year end from a 25 bps increase	(420)	(442)
	Change in pension cost for the year from a 25 bps increase	(19)	(19)
General price inflation	Change in pension obligation at year end from a 25 bps increase	307	290
	Change in pension cost for the year from a 25 bps increase	13	15
General salary increase	Change in pension obligation at year end from a 25 bps increase	n/a	33
Mortality	Change in pension obligation at year end from each additional year of longevity assumed	226	176

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the above sensitivity analyses, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the balance sheet. There was no change in the methods and assumptions used in preparing the sensitivity analyses from prior years.

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December:	£m
2015	225
2016	240
2017	256
2018	274
2019	292
Five years ending 2024	1,791

The average duration of the defined benefit obligation at 31 December 2014 was 20.2 years (2013: 20.3 years) and comprised:

	2014 years	2013 years
Active members	25.9	25.6
Deferred members	24.9	25.5
Retired members	13.9	14.0

37. CONTINGENT LIABILITIES AND COMMITMENTS

	Group
	2014 £m	2013 £m
Guarantees given to by Santander UK plc to its subsidiaries	—	—
Guarantees given to third parties	1,825	1,355
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	6,692	2,672
- More than one year	26,142	26,008
Other contingent liabilities	1	8

	34,660	30,043

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted as part of normal product facilities which are offered to customers.

Formal standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments are also granted as part of normal product facilities which are offered to customers. Retail facilities comprise undrawn facilities granted on flexible mortgages, bank overdrafts and credit cards. On flexible mortgages, the credit limit is set at the point of granting the loan through property value and affordability assessments.

Subsequent assessments are made to ensure that the limit remains appropriate considering any change in the security value or the customer’s financial circumstances. On bank accounts and credit cards, the facilities are granted based on new business risk assessment and are reviewed more frequently based on internal, as well as, external data. The delinquency status of the account would result in the withdrawal of the facility. Corporate facilities comprise standby facilities which are subject to ongoing compliance with covenants and the provision of agreed security. Failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

FSCS

As described in Note 35, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. The EU’s Recovery and Resolution Directive includes a requirement to pre-fund national resolution funds. The quantification and timing of any additional levy as a result of the pre-funding have yet to be determined and hence, although the Santander UK group’s share could be significant, no provision has yet been recognised.

Mortgage representations and warranties

In connection with the residential mortgage securitisations, and covered bond transactions described in Note 19, Santander UK makes representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:

•	The Santander UK group’s ownership of the loan.

•	The validity of any legal charge securing the loan.

•	The effectiveness of title insurance on any property securing the loan.

•	The loan’s compliance with any applicable loan criteria established under the transaction structure.

•	The loan’s compliance with applicable laws.

•	Whether the mortgage property was occupied by the borrower.

•	Whether the mortgage loan was originated in conformity with the originator’s lending criteria.

•	The detailed data concerning the mortgage loan that was included on the mortgage loan schedule.

The specific representations and warranties in relation to the mortgage loans made by the Santander UK group depend on the nature of the transaction and the requirements of the transaction structure. The Santander UK group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Santander UK group’s credit policy explicitly prohibits such lending.

Market conditions and credit-rating agency requirements may also affect representations and warranties the Santander UK group may agree to make upon the sale of the mortgage loans. Details of the outstanding balances under mortgage-backed securitisation transactions sponsored by the Santander UK group’s structured entities are described in Note 19. These outstanding transactions are collateralised by prime residential mortgage loans.

The Santander UK group’s representations and warranties regarding the sold mortgage loans are generally not subject to stated limits in amount or time of coverage. However, contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, the Santander UK group may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or reduce its share in the trust holding the mortgage loans by an amount equivalent to the repurchase price. In the case of a repurchase, the Santander UK group may bear any subsequent credit loss on the mortgage loan. The Santander UK group manages and monitors its securitisation activities closely to minimise potential claims. To date, the Santander UK group has only identified a small number of non-compliant mortgage loans in its securitisation transactions.

Regulatory

The Santander UK group engages in discussion, and co-operates, with the FCA in their supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FCA’s general thematic work and in relation to specific products and services. The position is monitored with particular reference to those reviews currently in progress and where greater clarity can now be ascertained as to the eventual outcome.

Consumer credit

Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations. Claims brought by customers in relation to potential breaches of these requirements could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. It is not possible to provide any meaningful estimate or range of the possible cost.

Taxation

The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010 and during 2013 re-confirmed its unconditional adoption of this code.

Other

As part of the sale of subsidiaries, and as is normal in such circumstances, the Santander UK group has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 40.

Other off-balance sheet commitments

The Santander UK group has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk Review.

Operating lease commitments

	Group
	2014 £m	2013 £m
Rental commitments under non-cancellable operating leases:
- No later than 1 year	67	80
- Later than 1 year but no later than 5 years	227	260
- Later than 5 years	112	223

	406	563

Under the terms of these leases, the Santander UK group has the opportunity to extend its occupation of properties by a minimum of three years subject to 12 months’ notice and lease renewal being available from external landlords during the term of the lease. At expiry, the Santander UK group has the option to reacquire the freehold of certain properties. Santander UK group rental expense comprises:

	Group
	2014 £m	2013 £m	2012 £m
In respect of minimum rentals	67	61	75
Less: sub-lease rentals	—	—	—

	67	61	75

Included in the above Santander UK group rental expense was £nil (2013: £4m) relating to contingent rent expense.

38. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	Group
	2014 £m	2013 £m
Ordinary share capital	11,268	11,268
£500m Perpetual Capital Securities	500	—
£300m Perpetual Capital Securities	300	—

	12,068	11,268

a) Share capital

Issued and fully paid share capital	Ordinary shares of £1 each
	No.	£m
At 31 December 2013 and 31 December 2014	11,267,503,002	11,268

On 23 September 2013, the Company was incorporated with the issuance of 2 ordinary shares of £1 each which formed the initial share capital of the Company and are held by Banco Santander S.A.. On 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to Banco Santander S.A. and Santusa Holding S.L. in exchange for acquiring all of the ordinary shares of Santander UK plc. As described in Note 1, for purposes of IFRS, the transaction has been accounted for in these Consolidated Financial Statements using the principles of merger accounting under UK GAAP resulting in the creation of a merger reserve represented by the difference between the nominal value of the ordinary shares issued and the nominal value of the shares received in exchange together with the existing balance of the share premium account.

b) Other equity instruments

£500m Perpetual Capital Securities

On 24 June 2014, the Company issued £500m Perpetual Capital Securities to its immediate parent company, Banco Santander, S.A.. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.625% per annum until 24 June 2019; thereafter, the distribution rate resets every five years to a rate 4.441% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 June 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK plc issued a similar security. The issuance was 100% subscribed by the Company.

£300m Perpetual Capital Securities

On 2 December 2014, the Company issued £300m Perpetual Capital Securities to its immediate parent company, Banco Santander, S.A.. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from March 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.60% per annum until 24 December 2019; thereafter, the distribution rate resets every five years to a rate 6.066% per annum above the then prevailing 5 year sterling mid swap rate. The Perpetual Capital Securities will be automatically written down and the investors will lose their entire investment in the securities should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Perpetual Capital Securities are redeemable at the option of the Company on 24 December 2019 or on each distribution payment date thereafter. No such redemption may be made without the consent of the PRA. In turn, Santander UK plc issued a similar security. The issuance was 100% subscribed by the Company.

39. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Group
	2014 £m	2013 £m	2012 £m
Profit/(loss) for the year	1,110	890	943

Non-cash items included in net profit:
Depreciation and amortisation	482	248	241
Amortisation of (discounts)/premiums on debt securities	(22)	55	18
Provisions for liabilities and charges	416	215	434
Impairment losses	369	576	1,053
Corporation tax charge	289	211	271
Other non-cash items	(24)	284	(535)
Pension (credit)/charge for defined benefit pension schemes	(204)	29	29

	2,416	2,508	2,454
Changes in operating assets and liabilities:		—
Net change in cash and balances held at central banks	(3)	(112)	(8)
Net change in trading assets	(4,989)	(251)	(2,789)
Net change in derivative assets	(2,972)	10,097	634
Net change in financial assets designated at fair value	(133)	1,064	1,194
Net change in loans and advances to banks and customers	(3,559)	5,681	8,580
Net change in other assets	(6)	1,137	729
Net change in deposits by banks and customers	6,565	(3,002)	(484)
Net change in derivative liabilities	3,869	(9,998)	(319)
Net change in trading liabilities	(5,942)	(21)	(4,629)
Net change in financial liabilities designated at fair value	240	(38)	(21)
Net change in debt securities in issue	310	(1,416)	2,332
Net change in other liabilities	(593)	(1,481)	(1,457)
Effects of exchange rate differences	(613)	702	(1,961)

Net cash flow (used in)/from operating activities before tax	(5,410)	4,870	4,255
Corporation tax paid	(149)	(118)	(231)

Net cash flow (used in)/from operating activities	(5,559)	4,752	4,024

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	Group
	2014 £m	2013 £m
Cash and balances at central banks	22,562	26,374
Less: regulatory minimum cash balances (See Note 13)	(318)	(315)

	22,244	26,059
Net trading other cash equivalents	3,966	9,853
Net non-trading other cash equivalents	1,153	1,267

Cash and cash equivalents	27,363	37,179

c) Sale of subsidiaries, associated undertakings and businesses, and discontinued operations

In 2013, Santander UK plc sold its co-brand credit cards business for cash consideration of £660m. The net assets disposed of consisted of loans to customers of £670m. In 2014, the net cash flows attributable to the operating activities of discontinued operations were £nil (2013: £5m outflow, 2012: £115m inflow). There were no net cash flows attributable to the investing and financing activities of discontinued operations in 2014, 2013 or 2012.

40. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2014 £m	2013 £m
On balance sheet:
Treasury bills and other eligible securities	8,023	6,316
Cash	3,072	2,306
Loans and advances to customers - securitisations and covered bonds (See Note 19)	53,370	57,575
Loans and advances to customers	3,482	172
Debt securities	1,615	1,746
Equity securities	4,032	329

	73,594	68,444

Off balance sheet:
Treasury bills and other eligible securities	17,476	22,753
Debt securities	177	996
Equity securities	1,333	95

	18,986	23,844

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2014 was £21,855m (2013: £28,643m), of which £(7,765)m (2013: £(8,400)m) were classified within ‘loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

As described in Note 19, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 31 December 2014, £1,789m (2013: £1,213m) of loans were so assigned by the Santander UK group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 31 December 2014, the pool of ring-fenced residential mortgages for the covered bond programme was £25,598m (2013: £21,215m).

At 31 December 2014, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £32,373m (2013: £37,247m), including gross issuance of £4,023m (2013: £2,962m) and redemptions of £8,440m (2013: £9,917m). At 31 December 2014, a total of £14,373m (2013: £14,599m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £6,444m at 31 December 2014 (2013: £7,559m), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £22,048m at 31 December 2014 (2013: £12,164m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2014, £3,072m (2013: £2,306m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	Group
	2014 £m	2013 £m
On balance sheet:
Trading liabilities	1,905	1,841
Deposits by banks	1,701	1,671

	3,606	3,512
Off balance sheet:
Trading liabilities	24,207	23,687
Deposits by banks	—	61

	24,207	23,748

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2014, the fair value of such collateral received was £6,956m (2013: £14,408m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £17,251m at 31 December 2014 (2013: £9,340m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2014, £3,606m (2013: £3,512m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit Risk’ section of the Risk Review.

41. SHARE-BASED COMPENSATION

The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Long-Term Incentive Plan and the Deferred Shares Bonus Plan. The Santander UK group’s other current arrangement and scheme, respectively, are free shares awarded to eligible employees and partnership shares. All the share options and awards relate to shares in Banco Santander, S.A.

The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6. The total carrying amount at the end of the year for liabilities arising from share-based payment transactions was £10m (2013: £5.5m), none of which had vested at 31 December 2014 (2013: nil). Cash received from the exercise of share options was £1m (2013: £nil, 2012: £nil).

The main schemes are:

a) Sharesave Schemes

The Santander UK group launched its seventh HM Revenue & Customs approved Sharesave Scheme under Banco Santander, S.A. ownership in September 2014. The first six Sharesave Schemes were launched each year from 2008 to 2013 in the month of September under broadly similar terms as the 2014 Scheme. Under these previous schemes, eligible employees may enter into contracts to save between £5 and £250 per month. After an increase to HMRC allowable savings, under the 2014 scheme, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the expiry of a fixed term of three or five years after the grant date, the employees have the option to use these savings to acquire shares in Banco Santander, S.A. at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the average middle market quoted price of Banco Santander, S.A. shares over the first three dealing days prior to invitation. The vesting of awards under the scheme depends on continued employment with the Banco Santander, S.A. group. Participants in the scheme have six months from the date of vest in which the option can be exercised.

The fair value of each Sharesave option for 2014, 2013 and 2012 has been estimated at the date of acquisition or grant using a Partial Differentiation Equation model with the following assumptions:

	2014	2013	2012
Risk free interest rate	1.56%-1.97%	1.2%-1.7%	0.73%-1.04%
Dividend yield/growth	10.16%-10.82%	16%-19%	16%-17%
Expected volatility of underlying shares based upon implied volatility to the maturity date of each scheme	24.16%-24.51%	32.15%-32.32%	38.62%-39.41%
Expected lives of options granted under 3 and 5 year schemes	3 & 5 years	3 & 5 years	3 & 5 years

With the exception of vesting conditions that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of the employee service so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting conditions are met, provided that the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander, S.A. shares at the strikes and tenors in which the majority of the sensitivities lie.

The following table summarises the movement in the number of share options during the year, together with the changes in weighted average exercise price over the same period.

	Number of options ‘000s	Weighted average exercise price £
2014
Options outstanding at the start of the year	15,895	3.98
Options granted during the year	6,745	4.91
Options exercised during the year	(1,375)	4.36
Options forfeited during the year	(2,143)	4.85

Options outstanding at the end of the year	19,122	4.19

Options exercisable at the end of the year	517	5.28

2013
Options outstanding at the start of the year	14,802	4.23
Options granted during the year	4,340	3.69
Options exercised during the year	(78)	4.02
Options forfeited during the year	(3,169)	4.72

Options outstanding at the end of the year	15,895	3.98

Options exercisable at the end of the year	609	7.22

2012
Options outstanding at the start of the year	11,261	5.37
Options granted during the year	10,012	3.66
Options exercised during the year	(3)	4.56
Options forfeited during the year	(6,468)	5.34

Options outstanding at the end of the year	14,802	4.23

Options exercisable at the end of the year	592	7.22

The weighted average grant-date fair value of options granted under the Employee Sharesave scheme during the year was £0.56 (2013: £0.39, 2012: £0.42). The weighted average share price at the date the share options were exercised was £5.59 (2013: £5.17, 2012: £4.84).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options outstanding at 31 December 2014 and 2013.

	Options outstanding
Range of exercise prices	Weighted average remaining contractual life years	Weighted average exercise price £
2014
Between £3 and £4	2	3.67
Between £4 and £5	3	4.85
Between £6 and £7	1	6.46
Between £7 and £8	—	—
2013
Between £3 and £4	3	3.67
Between £4 and £5	2	4.46
Between £6 and £7	1	6.46
Between £7 and £8	1	7.56

b) Long-Term Incentive Plan (‘LTIP’)

A new LTIP was introduced in 2014 under which conditional cash awards were made to certain Executive Directors, Key Management Personnel and other nominated individuals (all of whom were designated as Code Staff employees) which are converted into shares in Banco Santander, S.A. at the time of vesting. Under the LTIPs granted on 1 July 2011, 1 July 2010, and 1 July 2009, (known as Incentivos Largo Plazo (‘ILP’) 14, 13 and 12) certain Executive Directors, Key Management Personnel (as defined in Note 42) and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A.. No LTIPs were introduced in 2012 or 2013.

The LTIP plans prior to 2014 involved successive three-year cycles of share deliveries to the beneficiaries. The LTIP granted in 2014 involves a one-year performance cycle. Beneficiaries were allocated an initial award determined in GBP which was converted into shares in Banco Santander, S.A. at the time of vesting, in January 2015. The 2014 LTIP vested at 100% based on Banco Santander, S.A.’s relative TSR performance in 2014 versus a comparator group.

For each cycle of the LTIP plans prior to 2014, a maximum number of shares was established for each beneficiary who remains in the Santander UK group’s employment for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered under those LTIP’s are defined by comparing the Banco Santander, S.A. group’s performance with that of a benchmark group of financial institutions and are linked to Banco Santander, S.A.’s Total Shareholder Return (‘TSR’). The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle, and the shares will be delivered within a maximum period of seven months from the end of the cycle. For the 2014 LTIP, the vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander, S.A.’s continuing relative TSR performance to comparators and continuing employment.

For the LTIP plans prior to 2014, the percentage of shares to be delivered is based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions:

	ILP12 and ILP13	ILP14
Banco Santander, S.A.’s place in the TSR ranking	%	%
1st to 5th	100.0	100.0
6th	82.5	86.0
7th	65.0	72.0
8th	47.5	58.0
9th	30.0	44.0
10th	—	30.0
11th and below	—	—

Any benchmark group entity that is acquired by another company, or whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that the maximum percentage of shares will be delivered if Banco Santander, S.A. ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Banco Santander, S.A. ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Banco Santander, S.A. is placed at the median. Linear interpolation will be used for calculating the corresponding percentage for positions between the median and the first quartile.

Plans ILP12, ILP13 and ILP14 matured in 2012, 2013 and 2014, respectively. As established in the plans, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which each plan was tied and, since they fell short of the maximum number established, the unearned options were cancelled. The fair value of each award under the LTIPs has been estimated at the date of acquisition or grant using the same methodology used to value the Sharesave options.

The following table summarises the movement in the number of conditional share awards in ILP13 and ILP14 during 2014 and 2013:

ILP13 and ILP14	2014 No.	2013 No.
Conditional awards outstanding at the beginning of the year	1,536	3,628
Conditional awards exercised during the year	—	—
Conditional awards forfeited or cancelled during the year	(1,536)	(2,092)

Conditional awards outstanding at the end of the year	—	1,536

The weighted average grant-date fair value of conditional share awards granted during 2014 and 2013 was £nil. At 31 December 2014, the weighted average remaining contractual life was £nil (2013: less than one year).

The following table summarises the movement in the value of conditional awards in the 2014 LTIP during 2014:

2014 LTIP	2014 £000
Conditional awards made during the year	5,355
Conditional awards exercised during the year	—
Conditional awards forfeited or cancelled during the year	—

Conditional awards outstanding at the end of the year	5,355

In the case of 2014 LTIP, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander, S.A.’s relative position among the group of benchmark financial institutions.

Employees will be allocated an initial award determined in GBP in 2014. However, the actual level awarded will be calculated at the beginning of 2015 and is subject to our TSR versus the following comparator group of 15 banks in 2014:

Banco Santander, S.A.’s place in the TSR ranking	Percentage of allocation to be awarded %
1st to 8th	100
9th to 12th	50
13th and below	—

Once the award has been made it will be split into three equal amounts and deferred over three years. The amount that could vest each year will depend on our ongoing TSR performance against the same comparator group of 15 banks and the award of each tranche will be subject to the following TSR ranking of the preceding years including 2014:

Banco Santander, S.A.’s place in the TSR ranking	Percentage of maximum shares in that tranche to be delivered %
1st to 4th	100
5th	87.5
6th	75
7th	62.5
8th	50
9th and below	—

See Note 42 for details of conditional share awards made to certain Executive Directors, Other Key Management Personnel and other individuals under the LTIP.

c) Deferred Shares

Deferred incentive awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. During 2014, in compliance with the PRA Remuneration Code, conditional share awards were made to Santander UK employees (either designated as Code Staff or those in the Corporate & Institutional Banking division) who are awarded an annual performance bonus over a threshold level. Such employees receive part of the bonus as a deferred award comprising 50% in shares, and 50% in cash. Any deferred awards, including those in Banco Santander, S.A. shares, are dependent on future service. Deferral of the award is over a three year period, with delivery of equal tranches of shares taking place on or around the anniversary of the initial incentive. For Code Staff, deferred awards in shares are subject to an additional one year retention period from the point of delivery.

Code Staff are required to defer either 40% or 60% of any annual bonus (40% for annual bonus of no more than £500,000, 60% for annual bonus above this amount). Non-Code Staff employees in our Corporate & Institutional Banking division are subject to a graduated system which ensures that those who receive higher value variable pay are required to defer a greater proportion of the award. Vesting of both deferred incentive awards and long-term incentive awards is subject to performance adjustment in the event of deficient performance and prudent financial control provisions in accordance with the PRA Remuneration Code. For Code Staff, any variable remuneration paid after 1 January 2015, will be subject to claw back in line with the PRA Remuneration Code.

d) Other arrangements and schemes

Partnership Shares

The Santander UK group also operates a Partnership Shares scheme for eligible employees under the Share Incentive Plan (‘SIP’) umbrella. Participants can elect to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year following an increase in HMRC allowances in 2014 from the previous £1,500 per tax year) from pre-tax salary to purchase Banco Santander, S.A. shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 1,298,089 shares were outstanding at 31 December 2014 (2013: 880,679 shares).

Closed schemes

At 31 December 2014, 86,835 shares (2013: 77,058) remained outstanding under the closed Alliance & Leicester SIP partnership share scheme. No options remained outstanding and exercisable under the closed Executive Share Option Scheme (2013: 12,000 options, with a weighted average exercise price of £4.54).

42. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The Directors of Santander UK Group Holdings plc did not receive any remuneration in respect of their services to the Company. The remuneration disclosures in these financial statements reflect their remuneration in respect of the Santander UK plc group for 2014, 2013 and 2012.

a) Remuneration of Directors and Other Key Management Personnel

The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

Directors’ remuneration	2014 £	2013 £	2012 £
Salaries and fees	6,697,041	6,183,203	5,799,704
Performance-related payments	5,459,000	4,800,051	4,265,082
Other taxable benefits	—	—	—

Total remuneration excluding pension contributions	12,156,041	10,983,254	10,064,786
Pension contributions	—	—	—
Compensation for loss of office	—	—	—

	12,156,041	10,983,254	10,064,786

Directors and Other Key Management Personnel remuneration
Short-term employee benefits	25,791,902	28,158,177	26,874,911
Post employment benefits	601,409	402,500	—
Other long-term benefits	—	—	—
Termination benefits	—	—	—
Share-based payments	154,506	66,411	220,904

	26,547,817	28,627,088	27,095,815

In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in Note 41.

In 2014, the remuneration, excluding pension contributions, of the highest paid Director, was £3,515,260 (2013: £3,907,783) of which £1,782,000 (2013: £1,878,379) was performance related. There was no accrued pension benefit for the highest paid Director (2013: £nil, 2012: £nil), other than that accrued by, or treated to be accrued by a Spanish subsidiary of Banco Santander, S.A.. No conditional award of shares was made to the highest paid Director under the LTIP during 2014 for services to Santander UK.

b) Retirement benefits

Defined benefit pension schemes are provided to certain employees. See Note 36 for a description of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme of £15,450 p.a. in respect of the qualifying services to Santander UK and based on previous service with Santander UK to 31 May 2009 (2013: £nil). Ex gratia pensions paid to former Directors of Santander UK plc in 2014, which have been provided for previously, amounted to £14,893 (2013: £14,893, 2012: £14,211). In 1992, the Board decided not to award any new such ex gratia pensions.

c) Transactions with Directors, Other Key Management Personnel and each of their connected persons

Directors, Other Key Management Personnel (Defined as the Board of the Company and the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the course of normal banking business.

	2014	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January		14	3,497
Net movements in the year		(4)	271

At 31 December		10	3,768

Deposit, bank and instant access accounts and investments
At 1 January		20	6,420
Net movements in the year		(2)	10,462

At 31 December		18	16,882

	2013
Secured loans, unsecured loans and overdrafts
At 1 January		16	3,833
Net movements in the year		(2)	(336)

At 31 December		14	3,497

Deposit, bank and instant access accounts and investments
At 1 January		19	6,911
Net movements in the year		1	(491)

At 31 December		20	6,420

During the year ended 31 December 2014, three Directors undertook sharedealing transactions through the Santander UK group’s execution-only stockbroker (2013: one Director) with an aggregate net value of £281,243 (2013: £701,863). Any transactions were on normal business terms and standard commission rates were payable.

In 2014 and 2013, no Director held any interest in the shares of any company within Santander UK at any time and no Director exercised or was granted any rights to subscribe for shares in any company within Santander UK. In addition, in 2014 and 2013, no Directors exercised share options over shares in Banco Santander, S.A., the ultimate parent company of the Company.

Secured and unsecured loans are made to Directors, Other Key Management Personnel and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees within the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other Key Management Personnel and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within the Santander UK group. Investments are entered into by Directors, Other Key Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within the Santander UK group.

In 2014, loans were made to four Directors (2013: six Directors), with a principal amount of £819,949 outstanding at 31 December 2014 (2013: £61,883). In 2014, loans were made to six members of Santander UK’s Key Management Personnel (2013: eight), with a principal amount of £2,947,704 outstanding at 31 December 2014 (2013: £3,435,567).

In 2014 and 2013, there were no other transactions, arrangements or agreements with Santander UK in which Directors or Key Management Personnel or persons connected with them had a material interest. In addition, in 2014 and 2013, no Director had a material interest in any contract of significance other than a service contract with Santander UK at any time during the year.

d) Santander Long-Term Incentive Plan

In 2014, three Executive Directors (2013: none, 2012: none) and nine Other Key Management Personnel (2013: none, 2012: none) were granted conditional awards under the Santander LTIP. Under the Santander LTIPs granted on 1 July 2010 and 1 July 2009 certain Executive Directors, Key Management Personnel and other nominated individuals were granted conditional awards of shares in Banco Santander, S.A..

In the case of the 2014 LTIP, employees were allocated an initial award determined in GBP in 2014 which was converted into shares in Banco Santander, S.A. at the time of vesting, in January 2015. The 2014 LTIP vested at 100% based on Banco Santander, S.A.’s relative TSR performance in 2014 versus a comparator group. The vested award will be deferred and payable in equal tranches in 2016, 2017 and 2018 subject to Banco Santander, S.A.’s continuing relative TSR performance to comparators. 0% of the 2010 conditional award vested in July 2013 and 0% of the 2011 conditional award vested in July 2014. In 2014, no LTIP shares awarded in 2011 vested for any Director (2013: none).

43. RELATED PARTY DISCLOSURES

a) Parent undertaking and controlling party

On 10 January 2014, the ordinary shares of Santander UK plc were transferred to the Company, which is therefore now the immediate parent of Santander UK plc. The Company’s immediate and ultimate parent and controlling party is Banco Santander, S.A., a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Banco Santander, S.A., copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN.

b) Transactions with related parties

Transactions with related parties during the year and balances outstanding at the year end:

	Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2014 £m	2013 £m
Ultimate parent	(370)	(395)	(54)	74	98	207	2,119	2,201	(5,339)	(3,737)
Fellow subsidiaries	(520)	(346)	(319)	867	851	717	649	328	(1,961)	(3,697)
Associates & joint ventures	(25)	(19)	(3)	—	—	4	776	788	(6)	(4)

	(915)	(760)	(376)	941	949	928	3,544	3,317	(7,306)	(7,438)

In 2014, the Company issued £800m Perpetual Capital Securities to its immediate parent company, Banco Santander, S.A.. Details of these securities can be found in Note 38. In turn, Santander UK plc issued similar securities. These issuances were 100% subscribed by the Company.

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Banco Santander group companies’ in the Risk Review on pages 273 to 275. In 2013, Banco Santander, S.A. sold 50% of its interest in its international asset management business to US private equity investors. Santander UK plc has guaranteed certain of Banco Santander, S.A.’s obligations under the transaction. Under the terms of the transaction, Santander UK plc’s obligations are fully cash collateralised by Banco Santander, S.A. at all times so that Santander UK plc has no residual credit exposure. The amount of cash collateral in relation to this transaction was £943m at 31 December 2014 (2013: £623m) and has been included in Deposits by banks. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 36. Further information on related party transactions during the year and balances outstanding at the year-end is described in the other Notes.

The above transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

44. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:

	Group
	Held at fair value				Held at amortised cost		Non- financial assets/ liabilities	Total
31 December 2014	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	—	—	—	—	22,562	—	—	22,562
Trading assets	21,700	—	—	—	—	—	—	21,700
Derivative financial instruments	20,235	2,786	—	—	—	—	—	23,021
Financial assets designated at FVTPL	—	—	2,881	—	—	—	—	2,881
Loans and advances to banks	—	—	—	—	2,057	—	—	2,057
Loans and advances to customers	—	—	—	—	188,691	—	—	188,691
Loans and receivables securities	—	—	—	—	118	—	—	118
Available-for-sale securities	—	—	—	8,944	—	—	—	8,944
Macro hedge of interest rate risk	—	—	—	—	963	—	—	963
Interests in other entities	—	—	—	—	—	—	38	38
Intangible assets	—	—	—	—	—	—	2,187	2,187
Property, plant and equipment	—	—	—	—	—	—	1,624	1,624
Retirement benefit assets	—	—	—	—	—	—	315	315
Other assets	—	—	—	—	—	—	876	876

	41,935	2,786	2,881	8,944	214,391	—	5,040	275,977

Liabilities
Deposits by banks	—	—	—	—	—	8,214	—	8,214
Deposits by customers	—	—	—	—	—	153,606	—	153,606
Trading liabilities	15,333	—	—	—	—	—	—	15,333
Derivative financial liabilities	20,462	2,270	—	—	—	—	—	22,732
Financial liabilities designated at FVTPL	—	—	2,848	—	—	—	—	2,848
Debt securities in issue	—	—	—	—	—	51,790	—	51,790
Subordinated liabilities	—	—	—	—	—	4,002	—	4,002
Macro hedge of interest rate risk	—	—	—	—	—	139	—	139
Other liabilities	—	—	—	—	—	—	2,302	2,302
Provisions	—	—	—	—	—	—	491	491
Current tax liabilities	—	—	—	—	—	—	69	69
Deferred tax liabilities	—	—	—	—	—	—	59	59
Retirement benefit obligations	—	—	—	—	—	—	199	199

	35,795	2,270	2,848	—	—	217,751	3,120	261,784

31 December 2013
Assets
Cash & balances at central banks	—	—	—	—	26,374	—	—	26,374
Trading assets	22,294	—	—	—	—	—	—	22,294
Derivative financial instruments	17,433	2,616	—	—	—	—	—	20,049
Financial assets designated at FVTPL	—	—	2,747	—	—	—	—	2,747
Loans and advances to banks	—	—	—	—	2,347	—	—	2,347
Loans and advances to customers	—	—	—	—	184,587	—	—	184,587
Loans and receivables securities	—	—	—	—	1,101	—	—	1,101
Available-for-sale securities	—	—	—	5,005	—	—	—	5,005
Macro hedge of interest rate risk	—	—	—	—	769	—	—	769
Interests in other entities	—	—	—	—	—	—	27	27
Intangible assets	—	—	—	—	—	—	2,335	2,335
Property, plant and equipment	—	—	—	—	—	—	1,521	1,521
Current tax assets	—	—	—	—	—	—	114	114
Deferred tax assets	—	—	—	—	—	—	16	16
Retirement benefit assets	—	—	—	—	—	—	118	118
Other assets	—	—	—	—	—	—	882	882

	39,727	2,616	2,747	5,005	215,178	—	5,013	270,286

Liabilities
Deposits by banks	—	—	—	—	—	8,696	—	8,696
Deposits by customers	—	—	—	—	—	147,167	—	147,167
Trading liabilities	21,278	—	—	—	—	—	—	21,278
Derivative financial liabilities	17,297	1,566	—	—	—	—	—	18,863
Financial liabilities designated at FVTPL	—	—	3,407	—	—	—	—	3,407
Debt securities in issue	—	—	—	—	—	50,870	—	50,870
Subordinated liabilities	—	—	—	—	—	4,306	—	4,306
Other liabilities	—	—	—	—	—	—	1,883	1,883
Provisions	—	—	—	—	—	—	550	550
Current tax liabilities	—	—	—	—	—	—	4	4
Retirement benefit obligations	—	—	—	—	—	—	672	672

	38,575	1,566	3,407	—	—	211,039	3,109	257,696

b) Valuation of financial instruments

Financial instruments that are classified or designated at fair value through profit or loss, including those held for trading purposes, or available-for-sale, and all derivatives are stated at fair value. The fair value of such financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which Santander UK group has access at that date. The fair value of a liability reflects its non-performance risk.

Changes in the valuation of such financial instruments, including derivatives, are included in the line item ‘Net trading and other income’ in the income statement or in ‘Other comprehensive income’ in the statement of comprehensive income as applicable.

(i) Initial measurement

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the valuation is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include significant data from observable markets. Any difference between the transaction price and the value based on a valuation technique where the inputs are not based on data from observable current markets is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.

(ii) Subsequent measurement

The Santander UK group applies the following fair value hierarchy that prioritises the inputs to valuation techniques used in measuring fair value. The hierarchy establishes three categories for valuing financial instruments, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three categories are: quoted prices in active markets (Level 1), internal models based on observable market data (Level 2) and internal models based on other than observable market data (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability.

The Santander UK group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date. Level 1 positions include debt securities, equity securities, exchange traded derivatives and short positions in securities.

Level 2:	Quoted prices in non-active markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 positions include loans and advances to banks, loans and advances to customers, equity securities, exchange rate derivatives, interest rate derivatives, equity and credit derivatives, debt securities, deposits by banks, deposits by customers and debt securities in issue.

Level 3:	Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 positions include exchange rate derivatives, equity and credit derivatives, loans and advances to customers, debt securities, and debt securities in issue.

The Santander UK group assesses active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument. The Santander UK group assesses active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity. The Santander UK group assesses active markets for exchange traded derivatives based on the average daily trading volume both in absolute terms and relative to the market capitalisation for the instrument.

Market activity and liquidity is discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. This information, together with the observation of active trading and the magnitude of the bid-offer spreads allow consideration of the liquidity of a financial instrument.

Underlying assets and liabilities are reviewed to consider the appropriate adjustment to mark the mid-price reported in the trading systems to a fair value. This process takes into account the liquidity of the position in the size of the adjustment required. These liquidity adjustments are presented and discussed at the monthly Risk Forum.

        In determining the appropriate measurement levels, the Santander UK group performs regular analyses on the assets and liabilities. Underlying assets and liabilities are regularly reviewed to determine whether a position should be regarded as illiquid; the most important practical consideration being the observability of trading. Where the bid-offer spread is observable, this is tested against actual trades. Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy. The Santander UK group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques as at the end of the reporting period.

The Santander UK group manages certain groups of financial assets and liabilities on the basis of its net exposure to either market risks or credit risk. As a result it has elected to use the exception under IFRS 13 which permits the fair value measurement of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions.

Financial instruments valued using observable market prices

If a quoted market price in an active market is available for an instrument, the fair value is calculated as the current bid price multiplied by the number of units of the instrument held.

Financial instruments valued using a valuation technique

In the absence of a quoted market price in an active market, management uses internal models to make its best estimate of the price that the market would set for that financial instrument. In order to make these estimations, various techniques are employed, including extrapolation from observable market data and observation of similar financial instruments with similar characteristics. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Chosen valuation techniques incorporate all the factors that market participants would take into account in pricing transactions.

Unrecognised gains as a result of the use of valuation models using unobservable inputs (‘Day One profits’)

The timing of recognition of deferred day one profit and loss is determined individually. It is deferred until either the instrument’s fair value can be determined using market observable inputs or is realised through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognised immediately in the consolidated income statement without immediate reversal of deferred day one profits and losses.

c) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2014 and 2013, including their levels in the fair value hierarchy – level 1, level 2 and level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value.

		Group
		2014					2013
Balance sheet category		Fair value				Carrying value £m	Fair value				Carrying value £m
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m		Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Loans and advances to banks		—	1,210	798	2,008	2,057	—	1,302	1,005	2,307	2,347

Loans and advances to customers	Advances secured on residential property	—	—	151,265	151,265	149,861	—	—	150,000	150,000	147,825
	Corporate loans	—	5,671	23,718	29,389	29,445	—	5,219	21,600	26,819	27,551
	Other advances	—	—	9,464	9,464	9,385	—	—	9,256	9,256	9,211

		—	5,671	184,447	190,118	188,691	—	5,219	180,856	186,075	184,587

Loans and receivables securities		—	135	—	135	118	—	1,016	16	1,032	1,101

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	4,909	—	4,909	4,797	—	5,660	—	5,660	5,465
	Other deposits	—	3,172	671	3,843	3,417	—	2,817	414	3,231	3,231

		—	8,081	671	8,752	8,214	—	8,477	414	8,891	8,696

Deposits by customers	Current and demand accounts	—	—	66,737	66,737	66,737	—	—	54,216	54,216	54,216
	Savings accounts	—	—	57,391	57,391	57,099	—	—	55,903	55,903	55,417
	Time deposits	—	—	29,405	29,405	29,270	—	—	36,874	36,874	36,614
	Securities sold under agreements to repurchase	—	577	—	577	500	—	970	—	970	920

		—	577	153,533	154,110	153,606	—	970	146,993	147,963	147,167

Debt securities in issue	Bonds and medium term notes	—	39,954	—	39,954	37,796	—	32,532	—	32,532	32,002
	Securitisation programmes	—	13,302	746	14,048	13,994	—	18,066	844	18,910	18,868

		—	53,256	746	54,002	51,790	—	50,598	844	51,442	50,870

Subordinated liabilities		—	4,115	—	4,115	4,002	—	4,435	—	4,435	4,306

The fair values and carrying values of loans and advances to customers may be further analysed, between those that are impaired and those that are not impaired, as follows:

		Group
		Impaired		Not impaired		Total
31 December 2014		Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m
Loans and advances to customers	Advances secured on residential property	2,115	2,214	149,150	147,647	151,265	149,861
	Corporate loans	315	431	29,074	29,014	29,389	29,445
	Other loans	25	34	9,439	9,351	9,464	9,385

		2,455	2,679	187,663	186,012	190,118	188,691

31 December 2013
Loans and advances to customers	Advances secured on residential property	2,298	2,402	147,702	145,423	150,000	147,825
	Corporate loans	205	293	26,614	27,258	26,819	27,551
	Other loans	76	108	9,180	9,332	9,256	9,211

		2,579	2,803	183,496	182,013	186,075	184,587

There are no loans and advances to banks that are impaired, and there are no significant balances of loans and receivable securities that are impaired.

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.

Valuation methodology

The fair value of financial instruments is the estimated price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. If a quoted market price is available for an instrument, the fair value is calculated based on the market price. Where quoted market prices are not available, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories, depending on the product type and its components. Further information on fair value measurement can be found in Note 1 and the valuation techniques section below.

Fair value management

The fair value exposures set out in the tables above are managed by using a combination of hedging derivatives and offsetting on balance sheet positions. The approach to specific categories of financial instruments is described below.

Assets:

Cash and balances at central banks

This consists of demand deposits with the Bank of England and the US Federal Reserve, together with cash in tills and ATMs. The carrying amount of cash and balances at central banks is deemed an appropriate approximation of the fair value. These have therefore been excluded from the table above.

Loans and advances to banks

These comprise secured loans, short-term placements with banks including collateral and unsettled financial transactions. The secured loans have been valued on the basis of spreads on credit default swaps for the term of the loans using ‘valuation technique A’ as described in the valuation technique section below. The carrying amount of the other items is deemed a reasonable approximation of their fair value, as the transactions are very short-term in duration.

Loans and advances to customers

The approach to estimating the fair value of the principal products and portfolios of loans and advances to customers has been set out below. This is an area of considerable estimation and uncertainty as there is no observable market and values are significantly affected by customer behaviour.

i) Mortgages

The mortgage portfolio has been stratified into tranches by LTV; LTV being a significant driver of market pricing. The fair values have been estimated by comparing existing contractual interest rates over the weighted average lives with an estimation of new business interest rates based on competitor market information. Adjustments have also been made to:

•	Reduce the weighted average lives of low LTV loans on SVR to reflect the uncertainty inherent in the value that could be achieved, given that the borrower could re-finance at any time. The historic weighted average lives have been reduced from approximately 3 years to 2 years to reflect this.

•	Discount the value of performing loans with a LTV over 90% (with the exception of loans under the UK Government’s Help to Buy scheme) to reflect the higher risk of this part of the portfolio and the fact that this is outside our normal underwriting standards. This is in addition to the use of higher rates within the underlying calculation.

•	For impaired loans we made two further adjustments. The first was to discount the collateral value of loans with over 80% LTV to reflect the significantly higher possibility of re-possession and the lower value that is achieved on repossession. This was done by tranche above 80% LTV. The second was to apply a discount to reflect the fact that the model does not fully take into account the higher risk nature of these loans. For loans over 80%, the discount has been the same 15% used for performing loans over 95% LTV. For impaired loans under 80% LTV, a 5% discount has been used reflecting higher rates available in the market for loans in arrears but with an acceptable LTV.

ii) Other loans

This consists of unsecured personal loans, credit cards, overdrafts and consumer credit (car loans). The weighted average lives of these portfolios are short, and the business was written relatively recently. As a result, contractual interest rates approximate new business interest rates, and therefore no mark-to-market surplus or deficit has been recorded with respect to the performing book with the exception of unsecured personal loans where a small surplus has been recognised based on a comparison of existing contractual interest rates over the weighted average lives with an estimation of new business interest rates. A discount of 30% has been applied to the impaired part of the book.

iii) Corporate lending

The corporate loan portfolio has been stratified by product. For the performing book, the fair values have been estimated by comparing existing margins with an estimation of new business rates for similar loans in terms of segment, maturity and structure. Provisions are considered appropriate for the book that is not impaired. A discount has been applied to impaired loans. Although exits have generally been achieved at carrying value, this does not reflect the discount a purchaser would require. A discount has therefore been applied based on the target return of 10-12% sought by distressed bond funds, who are the typical purchaser of the assets.

With respect to the non-core corporate and legacy portfolios, including commercial mortgages, but except for social housing which is set out below, an exercise has been undertaken to estimate their market value, based on an orderly disposal process over a period of three years. This portfolio is well provided for, and this is reflected in a relatively small mark-to-market deficit. This is evidenced by disposals during 2014 being achieved at carrying value with no additional provisions being required. In addition, the same 30% discount has been applied to the impaired book as for the corporate assets above.

With respect to Social Housing, part of this portfolio is held for historic reasons at fair value. The same methodology has been applied to calculate the fair value of loans held at amortised cost. The fair value of this portion of the portfolio has been determined using ‘valuation technique A’ as described in the valuation technique section below.

Loans and receivables securities

These debt securities consist primarily of floating rate notes, asset-backed securities and collateralised loan obligations. The fair values of the floating rate notes have been determined using ‘’valuation technique A’’ as described in the valuation technique section below. The asset-backed securities and collateralised loan obligations are more complex products and are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash-flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. Disposals of these securities since 2008 have demonstrated that actual sales prices achieved have been close to fair values estimated under this method.

Liabilities:

Deposits by banks

The fair value of deposits by banks, including repos, has been estimated using ‘valuation technique A’ as described in the valuation technique section below.

Deposits by customers

The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value. However, given the long-term and continuing nature of the relationships with the Santander UK group’s customers, the Directors believe there is significant value to the Santander UK group in this source of funds. Certain of the deposit liabilities are at a fixed rate until maturity. The deficit/surplus of fair value over carrying value of these liabilities has been estimated by reference to the market rates available at the balance sheet date for similar deposit liabilities of similar maturities. The fair value of such deposits liabilities has been estimated using ‘valuation technique A’ as described in the valuation technique section below.

Debt securities in issue and subordinated liabilities

Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Other market values have been determined using ‘valuation technique A’ as described in the valuation technique section below.

d) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial asset and liability classes accounted for at fair value at 31 December 2014 and 2013, analysed by the valuation methodology used by the Santander UK group to determine their fair value, including their levels in the fair value hierarchy – level 1, level 2 and level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year, the following financial instruments were transferred between Level 2 and Level 3 in the fair value hierarchy:

•	Bermudan swaptions shown within derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in section i below as ‘instruments 2 and 9’.

•	Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices as a result of market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in section i below as ‘instrument 8’.

During the year ended 31 December 2013, there were no transfers of financial instruments between Levels 2 and 3.

During 2014, there were no transfers of financial instruments between Levels 1 and 2 (2013: Nil).

		Group
		Fair value
Balance sheet category		2014				2013
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique
Assets
Trading assets	Loans and advances to banks	—	5,936	—	5,936	—	9,326	—	9,326	A
	Loans and advances to customers	—	3,007	—	3,007	—	4,404	—	4,404	A
	Debt securities	7,981	—	—	7,981	7,859	—	—	7,859	—
	Equity securities	4,776	—	—	4,776	705	—	—	705	—

Derivative assets	Exchange rate contracts	—	4,407	5	4,412	—	3,437	14	3,451	A
	Interest rate contracts	4	16,550	20	16,574	11	14,232	—	14,243	A & C
	Equity and credit contracts	149	1,757	127	2,033	311	1,911	131	2,353	B & D
	Commodity contracts	—	2	—	2	—	2	—	2	A

Financial assets at FVTPL	Loans and advances to customers	—	2,198	61	2,259	—	2,168	51	2,219	A
	Debt securities	—	402	220	622	—	258	270	528	A & B

AFS financial assets	Equity securities	25	—	—	25	24	—	—	24	—
	Debt securities	8,919	—	—	8,919	4,981	—	—	4,981	—

Total assets at fair value		21,854	34,259	433	56,546	13,891	35,738	466	50,095

Liabilities
Trading liabilities	Deposits by banks	—	7,223	—	7,223	—	11,291	—	11,291	A
	Deposits by customers	—	4,899	—	4,899	—	7,069	—	7,069	A
	Short positions	3,211	—	—	3,211	2,918	—	—	2,918	—

Derivative liabilities	Exchange rate contracts	—	4,278	—	4,278	—	2,936	—	2,936	A
	Interest rate contracts	16	15,976	6	15,998	36	12,938	—	12,974	A & C
	Equity and credit contracts	1	2,408	45	2,454	771	2,132	48	2,951	B & D
	Commodity contracts	—	2	—	2	—	2	—	2	A

Financial liabilities at FVTPL	Debt securities in issue	—	2,835	13	2,848	—	3,370	37	3,407	A

Total liabilities at fair value		3,228	37,621	64	40,913	3,725	39,738	85	43,548

e) Valuation techniques

The main valuation techniques employed in the Santander UK group’s internal models to measure the fair value of the financial instruments disclosed above at 31 December 2014 and 2013 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the years ended 31 December 2014, 2013 and 2012.

A	In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices as appropriate. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B	In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality and mean reversion.

C	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D	In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair values of the financial instruments arising from the Santander UK group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

The estimates thus obtained could vary if other valuation methods or assumptions were used. The Santander UK group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

f) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant in the determination of fair value of the instrument that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Corporate & Institutional Banking. The magnitude and types of fair value adjustment adopted by Corporate & Institutional Banking are listed in the following table:

	2014 £m	2013 £m
Risk-related:
- Bid-offer and trade specific adjustments	34	27
- Uncertainty	18	18
- Credit risk adjustment	32	45

	84	90

Model-related:
- Model limitation	11	12

Day One profits	2	—

	97	102

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads.

(i) Bid-offer and trade specific adjustments

IAS 39 requires that portfolios are marked at bid or offer, as appropriate. Bid prices represent the price at which a long position could be sold and offer prices represent the price at which a short position could be bought back. Valuation models will typically generate mid market values. The bid-offer adjustment reflects the cost that would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the actual position.

The majority of the bid-offer adjustment relates to OTC derivative portfolios. For each portfolio, the major risk types are identified. These may include, inter alia, delta (the sensitivity to changes in the price of an underlying), vega (the sensitivity to changes in volatilities) and basis risk (the sensitivity to changes in the spread between two rates). For each risk type, the net portfolio risks are first classified into buckets, and then a bid-offer spread is applied to each risk bucket based upon the market bid-offer spread for the relevant hedging instrument.

The grouping of risk categories is dependent on the sensitivity factors of the trading portfolio. For example, interest rate risk will be by tenor and options will be by strikes.

The granularity of the risk bucketing is determined by reference to several factors, including the actual risk management practice undertaken by the Santander UK group, the granularity of risk bucketing within the risk reporting process, and the extent of correlation between risk buckets. Within a risk type, the bid-offer adjustment for each risk bucket may be aggregated without offset or limited netting may be applied to reflect correlation between buckets. There is no netting applied between risk types or between portfolios that are not managed together for risk management purposes. There is no netting across legal entities.

As bid-offer spreads vary by maturity and risk type to reflect different spreads in the market, for positions where there is no observable quote, a trade specific adjustment is further made. This is to reflect widened spreads in comparison to proxies due to reduced liquidity or observability. Trade specific adjustments can also be made to incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds or on exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

(ii) Uncertainty

Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective, with less market evidence available from which to determine general market practice. In these circumstances, there exists a range of possible values that the financial instrument or market parameter may assume and an adjustment may be necessary to reflect the likelihood that in estimating the fair value of the financial instrument, market participants would adopt rather more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model. Uncertainty adjustments are derived by considering the potential range of derivative portfolio valuation given the available market data. The objective of an uncertainty adjustment is to arrive at a fair value that is not overly prudent but rather reflects a level of prudence believed to be consistent with market pricing practice.

Uncertainty adjustments are applied to various types of exotic OTC derivative. For example, the mean reversion speed of interest rates may be an important component of an exotic derivative value and an uncertainty adjustment may be taken to reflect the range of possible values that market participants may assume for this parameter.

(iii) Credit risk adjustment

Credit risk adjustments comprise credit valuation adjustments and, with effect from 1 January 2013, debit valuation adjustments:

Credit valuation adjustment

The Santander UK group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the Santander UK group may not receive the full market value of the transactions. The Santander UK group calculates a separate credit risk adjustment for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. The Santander UK group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The Santander UK group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as secondary sources of repayment, as described in Note 21. The description below relates to the credit risk adjustment taken against counterparties other than monolines.

The Santander UK group calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default (‘LGD’)). The timing of the expected losses is reflected by using a discount factor. The calculation is performed over the life of the potential exposure i.e. the credit risk adjustment is measured as a lifetime expected loss.

The expected positive exposure is calculated at a trade level. The main drivers of the expected positive exposure are the size of the risk position with the counterparty along with the prevailing market environment. Probabilities of default are calculated using credit default swap prices where available. Where these are not available, probabilities of default are based upon analysis of historic default rates. The credit rating used for a particular counterparty is that determined by the Santander UK group’s internal credit process. The LGD is calculated at the facility level and takes into account the counterparty characteristics. Credit ratings and LGD are updated by the credit team as new relevant information becomes available and at periodic reviews performed at least annually.

Debit valuation adjustment

The Santander UK group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the Santander UK group believes market participants would take that into account when transacting the respective instrument. In accordance with the requirements of IFRS 13, with effect from 1 January 2013, the approach to measuring the impact of the Santander UK group’s credit risk on an instrument is the same as for third party credit risk. The impact of the Santander UK group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. Consequently, the Santander UK group’s adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’ was £44m at 31 December 2014 (2013: £38m).

For certain types of exotic derivatives where the products are not currently supported by the standard methodology, the Santander UK group adopts an alternative methodology. Alternative methodologies used by the Santander UK group fall into two categories. One method maps transactions against the results for similar products which are accommodated by the standard methodology. Where such a mapping approach is not appropriate, a bespoke methodology is used, generally following the same principles as the standard methodology, reflecting the key characteristics of the instruments but in a manner that is computationally less intensive. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology described previously.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is related to the probability of default of the counterparty. A more detailed description of wrong-way risk is set out below.

The Santander UK group includes all third-party counterparties in the credit risk adjustment calculation and the Santander UK group does not net credit risk adjustments across Santander UK group entities.

Wrong-way risk

Wrong-way risk arises when there is a strong correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. Wrong-way risk can be seen in the following examples:

•	When the counterparty is resident and/or incorporated in an emerging market and seeks to sell a non-domestic currency in exchange for its home currency;

•	When the trade involves the purchase of an equity put option from a counterparty whose shares are the subject of the option;

•	The purchase of credit protection from a counterparty who is closely associated with the reference entity of the credit default swap or total return swap; and

•	The purchase of credit protection on an asset type which is highly concentrated in the exposure of the counterparty selling the credit protection.

Exposure to ‘wrong-way risk’ is limited via internal governance processes and deal pricing. The Santander UK group considers that an appropriate adjustment to reflect wrong-way risk is currently £nil (2013: £nil).

Model-related adjustments

These adjustments are primarily related to internal factors, such as the ability of the Santander UK group’s models to incorporate all material market characteristics. A description of each adjustment type is given below:

(i) Model limitation

Models used for portfolio valuation purposes, particularly for exotic derivative products, may be based upon a simplifying set of assumptions that do not capture all material market characteristics or may be less reliable under certain market conditions. Additionally, markets evolve, and models that were adequate in the past may require development to capture all material market characteristics in current market conditions. In these circumstances, model limitation adjustments are adopted outside the core valuation model. The adjustment methodologies vary according to the nature of the model. The Quantitative Risk Group (‘QRG’), an independent quantitative support function reporting into the Risk Department, highlights the requirement for model limitation adjustments and develops the methodologies employed. Over time, as model development progresses, model limitations are addressed within the core revaluation models and a model limitation adjustment is no longer needed.

Day One profits adjustments

Day One profit adjustments are adopted where the fair value estimated by a valuation model is based on one or more significant unobservable inputs, in accordance with IAS 39. Day One profits adjustments are amounts that have yet to be recognised in the income statement, which represent the difference between a transaction price (i.e. the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition), less amounts subsequently recognised. Day One profits adjustments are calculated and reported on a portfolio basis. The Day One profits adjustments at 31 December 2014 were £2m (2013 and 2012: less than £1m).

g) Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies jointly with the Risk Department and the Finance Department. For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, the Santander UK group will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable.

The factors that are considered in this regard include:

•	The extent to which prices may be expected to represent genuine traded or tradeable prices;

•	The degree of similarity between financial instruments;

•	The degree of consistency between different sources;

•	The process followed by the pricing provider to derive the data;

•	The elapsed time between the date to which the market data relates and the balance sheet date; and

•	The manner in which the data was sourced.

The source of pricing data is considered as part of the process that determines the classification of the level of a financial instrument. Consideration is given to the quality of the information available that provides the current mark-to-model valuation and estimates of how different these valuations could be on an actual trade, taking into consideration how active the market is. For spot assets that cannot be sold due to illiquidity, forward estimates are discounted to provide an estimate of a realisable value over time. All adjustments for illiquid positions are regularly reviewed to reflect changing market conditions.

Internal valuation model review

Models provide a logical framework for the capture and processing of necessary valuation inputs. For fair values determined using a valuation model, the control framework may include, as applicable, independent development or validation of:

•	The logic within valuation models;

•	The inputs to those models;

•	Any adjustments required outside the valuation models; and

•	Where possible, model outputs.

All internal valuation models are validated independently by QRG. A validation report is produced for each model-derived valuation that assesses the mathematical assumptions behind the model and the implementation of the model and its integration within the trading system. Where there is observable market data, the models calibrate to market. Where pricing data is unobservable then the input parameters are regularly reviewed by QRG.

The results of the independent valuation process are presented to the Models Committee UK for formal approval. Various Risk functions are represented including QRG and Trading Market Risk in addition to senior management. The members of the Models Committee UK consider the appropriateness of the model and whether model risk fair value adjustments are required. Any changes to the fair value adjustments methodology must also be approved by the Models Committee UK.

h) Internal models based on observable market data (Level 2)

1. Trading assets

Loans and advances to banks and loans and advances to customers - securities purchased under resale agreements

These instruments consist of reverse repos with both professional non-bank customers and bank counterparties as part of the Santander UK group’s trading activities. The fair value of reverse repos is estimated by using the ‘present value’ method. Future cash flows are evaluated taking into consideration any derivative features of the reverse repos and are then discounted using the appropriate market rates for the applicable maturity and currency. Under these agreements, the Santander UK group receives collateral with a market value equal to, or in excess of, the principal amount loaned. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the counterparty related to these agreements. As the inputs used in the valuation are based on observable market data, these reverse repos are classified within level 2 of the valuation hierarchy.

Loans and advances to banks and loans and advances to customers - other

These instruments consist of term deposits placed which are short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. The fair value of loans and advances to banks and loans and advances to customers is estimated using the ‘present value’ method. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments. As the inputs used in the valuation are based on observable market data, these loans are classified within level 2 of the valuation hierarchy.

2. Derivative assets and liabilities

These instruments consist of exchange rate contracts, interest rate contracts, equity and credit contracts and equity derivatives. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgement, and the inputs used in the models are observable market data such as plain vanilla interest rate swaps and option contracts. As the inputs used in the valuation are based on observable market data, these derivatives are classified within level 2 of the valuation hierarchy.

Certain derivatives which represent cross currency swaps, reversionary property interests, credit default swaps and options and forwards contain significant unobservable inputs or are traded less actively or traded in less-developed markets, and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed in the ‘internal models based on information other than market data’ section below.

3. Financial assets at fair value through profit or loss (‘FVTPL’)

Loans and advances to customers

These instruments consist of loans secured on residential property to housing associations. The fair value of these social housing loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads observable in the social housing loan data. Observable market data include current market spreads for new accepted mandates and bids for comparable loans and are used to support or challenge the benchmark level. This provides a range of reasonably possible estimates of fair value. As the inputs used in the valuation are based on market observable data, these loans are classified within level 2 of the valuation hierarchy.

Certain loans and advances to customers which represent a portfolio of roll-up mortgages contain significant unobservable inputs and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.

Debt securities

These instruments consist of holdings of asset-backed securities. A significant portion of these securities are priced using the ‘present value’ models, based on observable market data e.g. LIBOR, credit spreads. Where there are quoted prices for these instruments, the model value is checked against the quoted prices for reference purposes, but is not used as the fair value as the market for these instruments are lacking in liquidity and depth. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.

Certain debt securities which represent reversionary property securities and securities issued by Banco Santander entities contain significant unobservable inputs, and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.

4. Available-for-sale financial assets – Equity securities

These instruments consist of unquoted equity investments in companies providing infrastructure services to the financial services industry and a small portfolio held within the Santander UK Foundation (which is consolidated by the Santander UK group). In the valuation of equity financial instruments requiring dynamic hedging, proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry.

Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. As the inputs used in the valuation are based on observable market data, these equity securities are classified within level 2 of the valuation hierarchy.

5. Trading liabilities

Deposits by banks and deposits by customers - securities sold under repurchase agreements

These instruments consist of repos with both professional non-bank customers and bank counterparties as part of the Santander UK group’s trading activities. The fair value of repos is estimated using the same technique as those reverse repos in trading assets discussed above. Under these agreements, the Santander UK group is required to provide and maintain collateral with a market value equal to, or in excess of, the principal amount borrowed. As a result, there would be no adjustment, or an immaterial adjustment, to reflect the credit quality of the Santander UK group related to these agreements. As the inputs used in the valuation are based on observable market data, these repos are classified within level 2 of the valuation hierarchy.

Deposits by banks and deposits by customers - other

These instruments consist of certain term and time deposits which tend to be short-term in nature and are both utilised and managed as part of the funding requirements of the trading book. These instruments are valued using the same techniques as those instruments in trading assets - loans and advances to banks and loans and advances to customers discussed above. As the inputs used in the valuation are based on observable market data, these deposits are classified within level 2 of the valuation hierarchy.

6. Financial liabilities at FVTPL

Debt securities in issue

These instruments include commercial paper, medium term notes and other bonds and are valued using the same techniques as those instruments in financial assets at FVTPL - debt securities discussed above. As the inputs used in the valuation are based on observable market data, these debt securities are classified within level 2 of the valuation hierarchy.

Certain debt securities in issue which represent the more exotic senior debt issuances, consisting of power reverse dual currency (‘PRDC’) notes contain significant unobservable inputs and so are classified within level 3 of the valuation hierarchy. The valuation of such instruments is further discussed below.

i) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
Balance sheet line item	Category	Financial instrument product type	2014 £m	2013 £m	2014 £m	2013 £m	2012 £m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	5	14	(1)	(7)	(5)
2. Derivative assets	Interest rate contracts	Bermudan swaptions	20	—	(5)	—	—
3. Derivative assets	Equity and credit contracts	Reversionary property interests	84	71	18	(5)	2
4. Derivative assets	Credit contracts	Credit default swaps	5	13	(7)	(4)	1
5. Derivative assets	Equity contracts	Options and forwards	38	47	(11)	—	—
6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	61	51	15	(6)	3
7. FVTPL	Debt securities	Reversionary property securities	220	212	36	3	10
8. FVTPL	Debt securities	Asset-backed securities	—	58	—	13	4
9. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(6)	—	4	—	—
10. Derivative liabilities	Equity contracts	Options and forwards	(45)	(48)	(11)	8	3
11. FVTPL	Debt securities in issue	Non-vanilla debt securities	(13)	(37)	1	7	7

Total net assets			369	381
Total income					39	9	25

Valuation techniques

1. Derivative assets - Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the PRDC notes issued by the Santander UK group, as described in Instrument 11 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market.

Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable. The significant unobservable inputs for the valuation of these financial instruments are the long-dated FX volatility and the correlation between the underlying assets.

The correlation between the underlying assets is assumed to be zero, as there are no actively traded options from which correlations between the underlying assets could be implied. Furthermore, the zero correlation assumption implies that the sources of the long-dated FX volatility are independent.

Long-dated FX volatility

Long-dated FX volatility is extrapolated from shorter-dated FX volatilities which are directly observable on the market. Short-dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The Santander UK group extrapolates the long-dated FX volatility from the shorter-dated FX volatilities using Black’s model.

FX volatility is modelled as the composition of the domestic interest rate, foreign interest rates and FX spot volatilities using standard Hull-White formulae. The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. Using short-dated FX options, the FX spot volatility is calculated which is then extrapolated to derive the long-dated FX volatility.

2. Derivative assets - Interest rate contracts

These derivatives assets are options giving the holder the right to enter into an interest rate swap on any one of a number of predetermined dates. These Bermudan swaptions are valued using a standard valuation model.

In determining the value of Bermudan swaptions, the main inputs used are market observable information in the vanilla swaption market and a mean reversion parameter. The significant unobservable input for the valuation of these financial instruments is mean reversion.

Mean reversion

The mean reversion input used in valuing Bermudan swaptions reflects the level of de-correlation in the swaption market. This parameter is not directly observable in the market but can be deduced from broker quotes or using expert judgement. An adjustment is made to reflect this uncertainty by stressing the parameter.

3. Derivative assets - Equity and credit contracts

These reversionary property derivatives are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the Santander UK group’s reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Launched in 1984, the Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. The Santander UK group uses the non-seasonally adjusted (‘NSA’) national and regional HPI in its valuation model to avoid any subjective judgement in the adjustment process which is made by Halifax.

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

HPI Spot Rate

The HPI spot rate used in the model is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the Santander UK group’s reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices.

An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the Santander UK group’s reversionary interest portfolio and their assumed index-linked growth, which is based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the Santander UK group’s actual property portfolio from that of the published indices over the time period since the last valuation date.

HPI Forward Growth Rate

Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long-dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.

Mortality Rate

Mortality rates are obtained from tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Santander UK group’s reversionary property products underlying the derivatives. Mortality rates do not have a significant effect on the value of the instruments.
4. Derivative assets - Credit contracts

These derivative assets are credit default swaps held against certain bonds. The credit default swaps are valued using the credit spreads of the referenced bonds. These referenced bonds are valued with the assistance of valuations prepared by an independent, specialist valuation firm as a deep and liquid market does not exist.

In valuing the credit default swaps, the main inputs used to determine the underlying cost of credit are quoted risk premiums and the correlation between the quoted credit derivatives of various issuers. The assumptions relating to the correlation between the values of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected. The other main input is the probability of default of the referenced bonds. The significant unobservable input for the valuation of these financial instruments is the probability of default.

Probability of default

The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

5. Derivative assets - Equity contracts

There are three types of derivatives within this category:

European options – These derivatives are valued using a modified Black-Scholes model where the HPI is log-normally distributed with the forward rates determined from the HPI forward growth.

Asian options – Asian (or average value) options are valued using a modified Black-Scholes model, with an amended strike price and volatility assumption to account for the average exercise period, through a closed form adjustment that reflects the strike price relative to the distribution of stock prices at each relevant date. This is also known as the Curran model.

Forward contracts – Forward contracts are valued using a standard forward pricing model.

The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate.

HPI Spot Rate

The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 3 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate

The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 3 above.

HPI Volatility

Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons. HPI volatility rates do not have a significant effect on the value of the instruments.

6. FVTPL – Loans and advances to customers

These loans and advances to customers represent roll-up mortgages (sometimes referred to as ‘lifetime’ mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The Santander UK group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, the Santander UK group uses a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative pledges’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 3 above. The other parameters do not have a significant effect on the value of the instruments.

7. FVTPL – Debt securities

These debt securities consisting of reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death and is calculated from death rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.

        The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 4 above. An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 3 above.

8. FVTPL – Debt securities

These securities consist of asset-backed securities issued by Banco Santander group entities. Each instrument is valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources. The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.

9. Derivative liabilities - Interest rate contracts

These derivatives are the same as Instrument 2 with the exception that they have a negative fair value.

10. Derivative liabilities - Equity contracts

These derivatives are the same as Instrument 5 with the exception that they have a negative fair value.

11. FVTPL - Debt securities in issue

These debt securities in issue are PRDC notes. These notes are financial structured products where an investor is seeking a better return and a borrower/issuer a lower rate by taking advantage of the interest rate differential between two countries. The note pays a foreign interest rate in the investor’s domestic currency. The power component of the name denotes higher initial coupons and the fact that coupons rise as the domestic/foreign exchange rate depreciates. The power feature comes with a higher risk for the investor. Cash flows may have a digital cap feature where the rate gets locked once it reaches a certain threshold. Other add-on features are barriers such as knockouts and cancellation provisions for the issuer.

These debt securities in issue are valued using a three-factor Gaussian Model. The three factors used in the valuation are domestic interest rates, foreign interest rates and foreign exchange rates. The correlations between the factors are assumed to be zero within the valuation.

The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. A Geometric Brownian Motion model is used for estimating the future distribution of spot foreign exchange rates. The foreign exchange and interest rate volatilities are the most crucial pricing parameters; the model calibrates to the relevant swaption volatility surface.

The significant unobservable inputs for the valuation of these financial instruments are the long dated FX volatility and the correlation between the underlying assets and are the same as Instrument 1.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives £m	Fair value through P&L £m	Total £m	Derivatives £m	Fair value through P&L £m	Total £m
At 1 January 2014	145	321	466	(48)	(37)	(85)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(6)	51	45	(7)	1	(6)
- Foreign exchange and other movements	(7)	(1)	(8)	—	2	2
Transfers in	29	—	29	(10)	—	(10)
Transfers out	—	(58)	(58)	—	—	—
Sales	—	—	—	—	—	—
Settlements	(9)	(32)	(41)	14	21	35

At 31 December 2014	152	281	433	(51)	(13)	(64)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(13)	50	37	(7)	3	(4)

At 1 January 2013	215	345	560	(57)	(86)	(143)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(16)	10	(6)	8	7	15
- Foreign exchange and other movements	(11)	7	(4)	(11)	12	1
Sales	—	(27)	(27)	—	—	—
Settlements	(43)	(14)	(57)	12	30	42

At 31 December 2013	145	321	466	(48)	(37)	(85)

(Losses)/gains recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(27)	17	(10)	(3)	19	16

Total gains or losses are included in ‘Net trading and other income’ (see Note 5).

Financial instrument assets and liabilities at 31 December 2014

Financial instrument assets valued using internal models based on information other than market data were 0.8% (2013: 0.9%) of total assets measured at fair value and 02% (2013: 0.2%) of total assets at 31 December 2014.

Derivative assets increased in 2014 principally due to transfers in. Assets designated at fair value through profit or loss decreased in 2014 due to transfers out and settlements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.2% (2013: 0.2%) of total liabilities measured at fair value and 0.02% (2013: 0.03%) of total liabilities at 31 December 2014.

Derivative liabilities were broadly unchanged in 2014 as transfers in and fair value movements were offset by settlements. Liabilities designated at fair value through profit or loss decreased in 2014 due to settlements.

Financial instrument assets and liabilities at 31 December 2013

Financial instrument assets valued using internal models based on information other than market data were 0.9% (2012: 0.9%) of total assets measured at fair value and 0.2% (2012: 0.2%) of total assets at 31 December 2013.

Derivative assets decreased in 2013 principally due to settlements. Assets designated at fair value through profit or loss were broadly unchanged in 2013 as increases due to fair value movements were offset by sales and settlements.

Financial instrument liabilities valued using internal models based on information other than market data were 0.2% (2012: 0.3%) of total liabilities measured at fair value and 0.03% (2012: 0.1%) of total liabilities at 31 December 2013.

Derivative liabilities decreased in 2013 due to settlements. Liabilities designated at fair value through profit or loss decreased in 2013 due to fair value and foreign exchange movements and settlements.

Gains and losses for the year ended 31 December 2014

Losses of £13m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index, and unfavourable movements in foreign exchange rates. Gains of £50m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio.

Losses of £7m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI Index. Gains of £3m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange. They are fully matched with derivatives.

Gains and losses for the year ended 31 December 2013

Losses of £27m in respect of derivative assets principally reflected changes in credit spreads and the HPI Index, and unfavourable movements in foreign exchange rates. Gains of £17m in respect of assets designated at fair value through profit or loss principally reflected the mark-to-market volatility on the reversionary property securities arising from a continued low interest rate environment, changes in the HPI index and a maturing portfolio.

Losses of £3m in respect of derivative liabilities principally reflected changes in credit spreads and the HPI Index. Gains of £19m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange. They are fully matched with derivatives.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any hedged positions.

31 December 2014

Balance sheet note line item and product	Fair value £m	Significant unobservable input			Shift	Reflected in income statement
		Assumption description	Assumption value			Favourable changes £m	Unfavourable changes £m
			Range(1)	Weighted average
2. Derivative assets – Interest rate contracts:	20	Mean reversion	0%-4%	4%	1%	2	(2)
- Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	84	HPI Forward growth rate	0%-5%	2.63%	1%	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	630 (2)	10%	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0.1%-0.9%	0.2%	20%	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	38	HPI Forward growth rate	0%-5%	2.14%	1%	3	(3)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10%	1	—
6. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.78%	1%	2	(2)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	220	HPI Forward growth rate	0%-5%	2.63%	1%	16	(16)
– Reversionary property securities		HPI Spot rate	n/a	630 (2)	10%	20	(20)
9. Derivative liabilities – Interest rate contracts:	(6)	Mean reversion	0%-4%	4%	1%	1	(1)
- Bermudan swaptions
10. Derivative liabilities – Equity contracts:	(45)	HPI Forward growth rate	0%-5%	2.14%	1%	4	(4)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10%	14	(16)
31 December 2013
3. Derivative assets – Equity and credit contracts:	71	HPI Forward growth rate	0%-5%	2.67%	1%	11	(11)
– Reversionary property derivative		HPI Spot rate	n/a	578 (2)	10%	8	(8)
4. Derivative assets – Credit contracts:	13	Probability of default	0.1%-1.2%	0.7%	20%	3	(3)
– Credit default swaps
5. Derivative assets – Equity contracts:	47	HPI Forward growth rate	0%-5%	1.62%	1%	5	(5)
– Options and forwards		HPI Spot rate	n/a	565 (2)	10%	11	(10)
6. FVTPL – Loans and advances to customers:	51	HPI Forward growth rate	0%-5%	2.85%	1%	1	(1)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	212	HPI Forward growth rate	0%-5%	2.67%	1%	15	(16)
– Reversionary property securities		HPI Spot rate	n/a	578 (2)	10%	20	(20)
8. FVTPL – Debt securities:	58	Credit spread	0%-15%	5%	10%	6	(6)
– Mortgage-backed securities
10. Derivative liabilities – Equity contracts:	(48)	HPI Forward growth rate	0%-5%	1.62%	1%	2	(2)
– Options and forwards		HPI Spot rate	n/a	565 (2)	10%	7	(10)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 31 December 2014 and 2013.

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 11) and related exchange rate derivatives (instrument 1), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

j) Maturities of financial assets, liabilities and off-balance sheet commitments

The table below analyses the maturities of the undiscounted cash flows relating to financial assets, liabilities and off-balance sheet commitments of the Santander UK group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits.

There are no significant financial liabilities related to financial guarantee contracts. This table is not intended to show the liquidity of the Santander UK group.

	Group
31 December 2014	On Demand £m	Within 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9 months to 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Assets
Cash and balances at central banks	22,244	—	—	—	318	—	—	—	—	22,562
Trading assets	5,749	608	4,981	796	1,445	1,410	449	830	5,996	22,264
Derivative financial instruments	47	514	441	365	517	865	1,637	3,330	16,889	24,605
Financial assets designated at FVTPL	—	—	—	—	—	—	46	244	2,841	3,131
Loans and advances to banks	772	11	353	75	—	—	—	309	842	2,362
Loans and advances to customers	957	—	2,825	—	4,331	—	—	29,127	197,563	234,803
Loans and receivables securities	—	—	—	—	—	—	—	—	124	124
Available-for-sale securities	—	45	—	—	56	114	1,805	2,654	5,314	9,988
Macro hedge of interest rate risk	—	3	4	5	6	10	52	212	718	1,010

Total financial assets	29,769	1,181	8,604	1,241	6,673	2,399	3,989	36,706	230,287	320,849

Liabilities
Deposits by banks	2,709	188	157	422	497	24	3,353	834	121	8,305
Deposits by customers	130,540	2,839	4,275	2,872	3,309	3,942	3,460	1,830	871	153,938
Trading liabilities	3,594	5,991	2,904	36	100	1	15	492	2,224	15,357
Derivative financial instruments:
- Held for trading	63	390	328	380	568	972	1,595	3,052	15,231	22,579
- Held for hedging(1)	—	6	16	49	19	52	107	320	1,123	1,692
Financial liabilities designated at FVTPL	—	313	707	227	108	77	331	457	686	2,906
Debt securities in issue	—	2,185	4,712	3,779	806	1,260	5,415	13,018	33,584	64,759
Subordinated liabilities	—	453	36	53	53	56	217	878	4,525	6,271
Macro hedge of interest rate risk	—	—	—	1	4	3	29	(8)	120	149

Total financial liabilities	136,906	12,365	13,135	7,819	5,464	6,387	14,522	20,873	58,485	275,956

Off-balance sheet commitments given	13,126	737	1,334	563	172	3,192	1,168	9,725	7,007	37,024

31 December 2013
Assets
Cash and balances at central banks	26,036	—	—	—	315	—	—	—	—	26,351
Trading assets	5,807	—	—	—	—	32	14,209	1,677	1,701	23,426
Derivative financial instruments	137	313	490	692	736	1,714	1,823	14,005	855	20,765
Financial assets designated at FVTPL	—	—	—	—	—	—	2	60	3,199	3,261
Loans and advances to banks	1,237	69	3	—	1	—	23	—	1,037	2,370
Loans and advances to customers	1,324	2,049	2,567	2,537	2,224	3,008	9,276	29,213	163,356	215,554
Loans and receivables securities	—	—	—	—	—	—	106	77	1,099	1,282
Available-for-sale securities	9	—	—	—	—	—	—	2,911	2,602	5,522
Macro hedge of interest rate risk	—	—	—	2	18	3	27	117	995	1,162

Total financial assets	34,550	2,431	3,060	3,231	3,294	4,757	25,466	48,060	174,844	299,693

Liabilities
Deposits by banks	2,929	195	477	189	22	19	602	3,953	592	8,978
Deposits by customers	117,036	2,649	5,640	3,962	4,355	6,532	3,362	3,498	691	147,725
Trading liabilities	1,885	11,504	4,631	255	204	304	277	1,279	1,224	21,563
Derivative financial instruments:
- Held for trading	159	239	362	302	440	758	1,774	3,252	11,662	18,948
- Held for hedging(1)	—	35	30	72	75	28	270	261	929	1,700
Financial liabilities designated at FVTPL	—	141	584	214	107	434	370	738	907	3,495
Debt securities in issue	—	2,302	2,904	3,292	2,203	1,598	5,148	10,261	35,864	63,572
Subordinated liabilities	—	83	40	59	59	63	241	775	5,238	6,558

Total financial liabilities	122,009	17,148	14,668	8,345	7,465	9,736	12,044	24,017	57,107	272,539

Off-balance sheet commitments given	11,049	444	1,427	3,634	110	380	2,017	7,080	6,846	32,987

(1)	Comprises the derivative liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.
(2)	Equity has no maturity and therefore has been classified in the ‘over five years’ column.

As the above table is based on contractual maturities, no account is taken of a customer’s ability to repay early where it exists or call features related to subordinated liabilities. The repayment terms of debt securities may be accelerated in line with the covenants described in Note 32. In addition, no account is taken of the possible early repayment of the Santander UK group’s mortgage-backed non-recourse finance which is redeemed by the Santander UK group as funds become available from redemptions of the residential mortgages. The Santander UK group has no control over the timing and amount of redemptions of residential mortgages.

45. OFFSETTING FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 32 Financial Instruments: Presentation, the Santander UK group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

•	All financial assets and liabilities that are reported net on the balance sheet; and

•	All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

For derivative contracts, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur. Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

For repurchase and reverse repurchase agreements and other similar secured lending and borrowing, the ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

The Santander UK group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables below do not purport to represent the Santander UK group’s actual credit exposure.

	Group
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
31 December 2014	Gross amounts £m	Amounts offset £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral(1) £m	Net amount £m	Assets not subject to enforceable netting arrangements(2) £m	Balance sheet total(3) £m
Derivative financial assets	27,348	(4,879)	22,469	(19,149)	(1,340)	1,980	552	23,021
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	8,487	(5,502)	2,985	(810)	(2,175)	—	—	2,985
- Loans and advances to banks	273	—	273	—	(273)	—	—	273
Loans and advances to customers and banks(4)	8,220	(1,623)	6,597	—	—	6,597	183,878	190,475

Total assets	44,328	(12,004)	32,324	(19,959)	(3,788)	8,577	184,430	216,754

Derivative financial liabilities	26,850	(4,879)	21,971	(19,149)	(2,499)	323	761	22,732
Repurchase, securities lending & similar agreements:
- Trading liabilities	13,577	(5,502)	8,075	(605)	(7,470)	—	473	8,548
- Deposits by banks	5,297	—	5,297	(205)	(5,092)	—	—	5,297
Deposits by customers and banks(4)	1,623	(1,623)	—	—	—	—	156,523	156,523

Total liabilities	47,347	(12,004)	35,343	(19,959)	(15,061)	323	157,757	193,100

31 December 2013
Derivative financial assets	21,104	(1,832)	19,272	(15,443)	(1,688)	2,141	777	20,049
Reverse repurchase, securities borrowing & similar agreements:
- Trading assets	18,622	(10,215)	8,407	(3,372)	(5,035)	—	22	8,429
- Loans and advances to banks	323	—	323	—	(323)	—	—	323
Loans and advances to customers and banks(4)	8,154	(1,890)	6,264	—	—	6,264	180,347	186,611

Total assets	48,203	(13,937)	34,266	(18,815)	(7,046)	8,405	181,146	215,412

Derivative financial liabilities	20,512	(1,832)	18,680	(15,443)	(1,872)	1,365	183	18,863
Repurchase, securities lending & similar agreements:
- Trading liabilities	24,339	(10,215)	14,124	(3,235)	(10,889)	—	—	14,124
- Deposits by banks	5,933	—	5,933	(137)	(5,796)	—	502	6,435
Deposits by customers and banks(4)	3,975	(1,890)	2,085	—	—	2,085	147,343	149,428

Total liabilities	54,759	(13,937)	40,822	(18,815)	(18,557)	3,450	148,028	188,850

(1)	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
(2)	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
(3)	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
(4)	The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages and film deals which are classified as either and that are subject to netting.

46. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Santander UK group’s regulatory filings at 31 December 2014, following the adoption of CRD IV with effect from 1 January 2014. Comparative information for 2013 is not presented as Santander UK only became regulated on 10 January 2014.

Capital management and capital allocation

Santander UK plc and its subsidiaries are a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the PRA (as a UK authorised bank) and Banco de España (the Bank of Spain) (as a member of the Banco Santander group). As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the PRA that it can withstand liquidity and capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the PRA exercises oversight through its rules and regulations on the Santander UK Board and senior management appointments.

The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the CEO and from him to specific individuals who are members of the Santander UK Capital Committee.

The Capital Committee adopts a centralised capital management approach that is driven by the Santander UK group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s risk appetite, the management strategy for each of the Santander UK group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements. This approach is reviewed annually as part of the Santander UK group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).

The Santander UK group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly by the Capital Committee. Capital requirements are also reviewed as part of the ICAAP while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) process. To support its capital and senior debt issuance programmes, Santander UK plc is rated on a stand alone basis from Banco Santander, S.A..

On an ongoing basis, and in accordance with the latest ICAAP review, the Santander UK group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process which generates the Santander UK group’s strategic 3-Year Plan. Alongside this plan, the Santander UK group develops a series of macro economic scenarios to stress test its capital requirements and confirm that it has adequate regulatory capital resources to meet its projected and stressed regulatory capital requirement and to meet its obligations as they fall due. Internally assigned buffers augment the various regulatory minimum capital criteria. Buffers are held in order to ensure there is sufficient time for management actions to be implemented against unexpected movements.

Decisions on the allocation of capital resources are conducted as part of the Santander UK group’s strategic three year planning process based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.

This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Santander UK group’s capital needs.

Capital adequacy

The Santander UK group manages its capital on a Basel III basis. During the year ended 31 December 2014, the Santander UK group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Group capital

2014 £m
Core Equity Tier 1 (‘CET 1’) capital before regulatory adjustments	13,054
Regulatory adjustments to CET 1 capital	(3,298)

CET 1 capital	9,756
Additional Tier 1 (‘AT1’) capital	1,866
Total regulatory adjustments to AT1 capital	(117)

Tier 1 capital	11,505

Tier 2 capital	3,072
Total regulatory adjustments to T2 capital	(322)

Total capital	14,255

Tier 1 includes audited profits for the year ended 31 December 2014 after adjustment to comply with PRA rules. Tier 1 deductions primarily relate to goodwill and expected losses. The expected losses deduction represents the difference between expected loss calculated in accordance with the Santander UK group’s CRD IV Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. The Santander UK group’s accounting policy for impairment loss allowances is set out in Note 1. Regulatory expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances under IFRS which only reflect losses incurred at the balance sheet date. In addition, the Santander UK group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. Tier 2 deductions also represent expected losses and securitisation positions described above.

47. NON-CONTROLLING INTERESTS

	Group
	2014 £m	2013 £m
£300m fixed/floating rate non-cumulative callable preference shares	35	300
£300m Step-up Callable Perpetual Reserve Capital Instruments	297	297
£300m Step Up Callable Perpetual Preferred Securities	7	7

	339	604

Non-controlling interests represent preference shares, reserve capital instruments and perpetual preferred securities issued by Santander UK plc, a subsidiary of the Company.

£300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares

The preference shares entitle the holders to a fixed non-cumulative dividend, at the discretion of Santander UK plc, of 6.22% per annum payable annually from 24 May 2010 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of Santander UK plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the PRA.

As part of a capital management exercise, 88% of the preference shares were purchased in the market on 16 December 2014.

£300m Step-up Callable Perpetual Reserve Capital Instruments

The £300 million Step-up Callable Perpetual Reserve Capital Instruments were issued in 2001 by Santander UK plc. Reserve Capital Instruments are redeemable by Santander UK plc on 14 February 2026 or on any coupon payment date thereafter, subject to the prior approval of the PRA and provided that the auditors have reported to the trustee within the previous six months that the solvency condition is met. The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five-year benchmark gilt rate. Interest payments may be deferred by Santander UK plc.

The Reserve Capital Instruments are not redeemable at the option of the holders and the holders do not have any rights against other Santander UK group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed. Where interest payments have been deferred, Santander UK plc may not declare or pay dividends on or redeem or repurchase any junior securities until it next makes a scheduled payment on the Reserve Capital Instruments and Tier One Preferred Income Capital Securities.

The Reserve Capital Instruments are unsecured securities of Santander UK plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding loan capital of Santander UK plc. Upon the winding up of Santander UK plc, holders of Reserve Capital Instruments will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Santander UK plc then in issue and in priority to all other Santander UK plc shareholders.

£300m Step-up Callable Perpetual Preferred Securities

The £300m Step Up Callable Perpetual Preferred Securities are perpetual securities and pay a coupon on 22 March each year. At each payment date, Santander UK plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Santander UK plc may not pay a dividend on any share until it next makes a coupon payment (including payment of any deferred coupons). Santander UK plc can be obliged to make payment in the event of winding up. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The Perpetual Preferred securities are redeemable at the option of Santander UK plc on 22 March 2016 or on each payment date thereafter. No such redemption may be made without the consent of the PRA.

Movements in non-controlling interests were as follows:

	Group
	2014 £m	2013 £m
At 1 January	604	894
Repurchases	(265)	(290)

At 31 December	339	604

48. EVENTS AFTER THE BALANCE SHEET DATE

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (‘SCUK’) entered into an agreement with Banque PSA Finance, S.A. (‘BPF’), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (‘PSA’). PSA, BPF and SCUK have set up a corporation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry.

On 24 March 2015, the ordinary share capital of the Company was reduced by £4,207,503,002 by the cancellation of 4,207,503,002 £1 ordinary shares in issue. This amount of £4,207,503,002 was credited to distributable reserves. The purpose of this capital reduction was to facilitate the payment of ordinary and preference dividends. As a consequence of the capital reduction, in the consolidated financial statements the merger reserve has been eliminated against retained earnings. The elimination of the merger reserve in the consolidated financial statements had no impact on the Company’s distributable reserves.

On 25 March 2015, the Company was re-registered from a private limited company to a public limited company.

Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Income Statement

For the six months ended 30 June 2015 and 2014

	Notes	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Interest and similar income		3,371	3,421
Interest expense and similar charges		(1,588)	(1,748)

Net interest income		1,783	1,673

Fee and commission income		570	534
Fee and commission expense		(193)	(169)

Net fee and commission income		377	365

Net trading and other income	3	123	154

Total operating income		2,283	2,192

Administration expenses	4	(1,065)	(876)
Depreciation, amortisation and impairment	5	(136)	(347)

Total operating expenses excluding impairment losses, provisions and charges		(1,201)	(1,223)

Impairment losses on loans and advances	6	(57)	(172)
Provisions for other liabilities and charges	24	(97)	(252)

Total operating impairment losses, provisions and charges		(154)	(424)

Profit before tax		928	545
Tax on profit	7	(195)	(107)

Profit after tax for the period		733	438

Attributable to:
Equity holders of the parent		698	398
Non-controlling interest		35	40

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2015 and 2014

	Notes	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Profit for the period		733	438

Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities:
- Net gains on available-for-sale securities		13	38
- Net gains on available-for-sale securities transferred to profit or loss on sale		(8)	—
- Tax on above items		(1)	(8)

		4	30

Cash flow hedges:
- Net losses on cash flow hedges		(1,485)	(329)
- Net losses on cash flow hedges transferred to profit or loss		1,321	601
- Tax on above items		33	(58)

		(131)	214

Exchange differences on translation of foreign operations		1	1

Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently		(126)	245

Other comprehensive income that will not be reclassified to profit or loss subsequently:
Remeasurement of defined benefit pension obligations	25	17	128
Tax on above item		(3)	(26)

Net other comprehensive income that will not be reclassified to profit or loss subsequently		14	102

Total other comprehensive (expense)/income for the period net of tax		(112)	347

Total comprehensive income for the period		621	785

Attributable to:
Equity holders of the parent		586	745
Non-controlling interest		35	40

The accompanying Notes to the Financial Statements and the reviewed sections of the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Balance Sheet

At 30 June 2015 and 31 December 2014

	Notes	30 June 2015 £m	31 December 2014 £m
Assets
Cash and balances at central banks		15,218	22,562
Trading assets	9	25,625	21,700
Derivative financial instruments	10	20,589	23,021
Financial assets designated at fair value	11	2,729	2,881
Loans and advances to banks	12	2,504	2,057
Loans and advances to customers	13	194,937	188,691
Loans and receivables securities		66	118
Available-for-sale securities	15	9,096	8,944
Macro hedge of interest rate risk		743	963
Interests in other entities	16	40	38
Intangible assets	17	2,210	2,187
Property, plant and equipment	18	1,571	1,624
Current tax assets		36	—
Deferred tax assets		—	—
Retirement benefit assets	25	349	315
Other assets		1,517	876

Total assets		277,230	275,977

Liabilities
Deposits by banks	19	7,252	8,214
Deposits by customers		158,150	153,606
Trading liabilities	20	15,491	15,333
Derivative financial instruments	10	22,015	22,732
Financial liabilities designated at fair value	21	2,502	2,848
Debt securities in issue	22	49,384	51,790
Subordinated liabilities	23	3,601	4,002
Macro hedge of interest rate risk		39	139
Other liabilities		2,828	2,302
Provisions	24	461	491
Current tax liabilities		2	69
Deferred tax liabilities		95	59
Retirement benefit obligations	25	210	199

Total liabilities		262,030	261,784

Equity
Share capital and other equity instruments	27	8,605	12,068
Retained earnings		6,069	4,056
Merger reserve		—	(2,543)
Other reserves		147	273

Total shareholders’ equity		14,821	13,854
Non-controlling interest		379	339

Total liabilities and equity		277,230	275,977

The accompanying Notes to the Financial Statements and the reviewed sections of the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2015 and 2014

				Other reserves
	Notes	Share capital & other equity instruments £m	Merger reserve £m	Available for sale £m	Cash flow hedging £m	Foreign currency translation £m	Retained earnings £m	Total £m	Non-controlling interest £m	Total £m
1 January 2015		12,068	(2,543)	(2)	262	13	4,056	13,854	339	14,193
Total comprehensive income/(expense) for the period:
- Profit for the period		—	—	—	—	—	698	698	35	733
Other comprehensive income/(expense) for the period:
- Net gains on available-for-sale securities		—	—	13	—	—	—	13	—	13
- Net gains on available-for-sale securities transferred to P&L		—	—	(8)	—	—	—	(8)	—	(8)
- Net losses on cash flow hedges		—	—	—	(1,485)	—	—	(1,485)	—	(1,485)
- Net losses on cash flow hedges transferred to P&L		—	—	—	1,321	—	—	1,321	—	1,321
- Remeasurement of defined benefit pension obligations	25	—	—	—	—	—	17	17	—	17
- Exchange differences on translation of foreign operations		—	—	—	—	1	—	1	—	1
- Tax on other comprehensive income/(expense)		—	—	(1)	33	—	(3)	29	—	29

Other comprehensive income/(expense) for the period net of tax		—	—	4	(131)	1	14	(112)	—	(112)

Acquisition of subsidiary with non-controlling interest	35	—	—	—	—	—	—	—	111	111
Capital reduction	27	(4,208)	2,543	—	—	—	1,665	—	—	—
Issue of Fixed Rate Reset Perpetual AT1 Capital Securities	27	745	—	—	—	—	—	745	—	745
Repurchase of non-controlling interests	33	—	—	—	—	—	(16)	(16)	(83)	(99)
Tax on non-controlling interests	33	—	—	—	—	—	12	12	—	12
Dividends on ordinary shares	8	—	—	—	—	—	(314)	(314)	—	(314)
Dividends on other equity instruments	8	—	—	—	—	—	(46)	(46)	—	(46)
Dividends on non-controlling interests	8	—	—	—	—	—	—	—	(23)	(23)

30 June 2015		8,605	—	2	131	14	6,069	14,821	379	15,200

1 January 2014		11,268	(2,543)	(23)	(110)	17	3,377	11,986	604	12,590
Total comprehensive income/(expense) for the period:
- Profit for the period		—	—	—	—	—	398	398	40	438
Other comprehensive income/(expense) for the period:
- Net gains on available-for-sale securities		—	—	38	—	—	—	38	—	38
- Net losses on cash flow hedges		—	—	—	(329)	—	—	(329)	—	(329)
- Net losses on cash flow hedges transferred to P&L		—	—	—	601	—	—	601	—	601
- Remeasurement of defined benefit pension obligations	25	—	—	—	—	—	128	128	—	128
- Exchange differences on translation of foreign operations		—	—	—	—	1	—	1	—	1
- Tax on other comprehensive income		—	—	(8)	(58)	—	(26)	(92)	—	(92)

Other comprehensive income for the period net of tax		—	—	30	214	1	102	347	—	347

Issue of Perpetual Capital Securities	27	500	—	—	—	—	—	500	—	500
Dividends on ordinary share	8	—	—	—	—	—	(237)	(237)	—	(237)
Dividends on non-controlling interests	8	—	—	—	—	—	—	—	(40)	(40)

30 June 2014		11,768	(2,543)	7	104	18	3,640	12,994	604	13,598

The accompanying Notes to the Financial Statements and the reviewed sections of the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2015 and 2014

	Notes	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Cash flows (used in)/from operating activities
Profit for the period		733	438
Adjustments for:
Non-cash items included in profit		1,463	918
Change in operating assets		(6,420)	(1,864)
Change in operating liabilities		1,836	1,379
Corporation taxes paid		(235)	(25)
Effects of exchange rate differences		(2,058)	(1,098)

Net cash flow used in operating activities	28	(4,681)	(252)

Cash flows (used in)/from investing activities
Investments in other entities	16, 35	(111)	—
Purchase of property, plant and equipment and intangible assets	17, 18	(119)	(147)
Proceeds from sale of property, plant and equipment and intangible assets		10	17
Purchase of available-for-sale securities		(915)	(3,193)
Proceeds from sale and redemption of available-for-sale securities		616	418

Net cash flow used in investing activities		(519)	(2,905)

Cash flows (used in)/from financing activities
Issue of Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities	27	750	500
Issuance costs of Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities		(5)	—
Issue of debt securities		7,599	10,983
Repayment of debt securities		(10,472)	(12,046)
Repurchase of non-controlling interests	33	(83)	—
Dividends paid on ordinary shares	8	(250)	(210)
Dividends paid on preference shares classified in equity	8	(2)	(19)
Dividends paid on Reserve Capital Instruments	8	(21)	(21)
Dividends paid on Perpetual Capital Securities	8	(46)	—

Net cash flow used in financing activities		(2,530)	(813)

Net decrease in cash and cash equivalents		(7,730)	(3,970)

Cash and cash equivalents at beginning of the period		27,363	37,179
Effects of exchange rate changes on cash and cash equivalents		(628)	(579)

Cash and cash equivalents at the end of the period	28	19,005	32,630

The accompanying Notes to the Financial Statements and the reviewed sections of the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

1. ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements are prepared for Santander UK Group Holdings plc (the ‘Company’) and the Santander UK Group Holdings plc group (the ‘Santander UK group’) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.

Santander UK Group Holdings plc is a public limited company, incorporated in England and Wales having a registered office in England. It is a financial services holding company.

Basis of preparation

The financial information in these Condensed Consolidated Interim Financial Statements does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2014 have been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) of the UK Companies Act 2006.

On 10 January 2014, the Company became the parent company of Santander UK plc and its subsidiaries through an exchange of shares with the shareholders of Santander UK plc which resulted in the issuance of shares of the Company in exchange for the ordinary shares of Santander UK plc (the ‘transaction’). This transaction, which resulted in the Company becoming the new immediate holding company of Santander UK plc, constitutes a group reconstruction and, as a transaction between entities under common control, falls outside the scope of IFRS 3 ‘Business Combinations’ and there is no other authoritative guidance for such situations under IFRS. In the absence of such authoritative guidance under IFRS, the transaction has been accounted for in these consolidated financial statements using the principles of merger accounting under UK GAAP which results in the net assets of Santander UK plc being recorded at carrying value and presented as if the Company and Santander UK plc had always been part of the same consolidated group. This policy, which does not conflict with IFRS, reflects the economic substance of the transaction.

Although the group reconstruction did not become effective until 10 January 2014 as mentioned above, the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2015 and 30 June 2014 have been presented to effect the transaction retrospectively as if the Company and Santander UK plc had always been part of the same consolidated group and have been prepared as set out below:

•	The assets and liabilities reflect the historical carrying amounts of the consolidated financial statements of the Santander UK plc group.

•	The results and cash flows reflect the results and cash flows of the Condensed Consolidated Interim Financial Statements of the Santander UK plc group.

•	Total shareholders’ equity is comprised as follows:

•	Share capital and other equity instruments represent the share capital issued by the Company, including shares issued for the transaction.

•	Merger reserve represents the difference between shares issued by the Company for the transaction and the ordinary share capital and share premium reserve of Santander UK plc.

•	Retained earnings reflect the historical carrying amounts of the Condensed Consolidated Interim Financial Statements of the Santander UK plc group.

•	Other reserves reflect the historical carrying amounts of the Condensed Consolidated Interim Financial Statements of the Santander UK plc group.

•	Certain other equity instruments other than ordinary shares presented within share capital and other equity instruments in the Santander UK plc group’s balance sheet have been recognised and presented as non-controlling interests in the Santander UK group Condensed Consolidated Interim Financial Statements.

Compliance with International Financial Reporting Standards

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’) and adopted by the European Union, and the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (‘FCA’). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of the Santander UK group for the year ended 31 December 2014 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) of the IASB (together ‘IFRS’). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2014 Annual Report. Copies of the Santander UK group’s 2014 Annual Report are available on the Santander UK group’s website or upon request from Investor Relations, Santander UK plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

The British Bankers’ Association Code for Financial Reporting Disclosure

The British Bankers’ Association Code for Financial Reporting Disclosure (the ‘Disclosure Code’) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Santander UK group has adopted the Disclosure Code and these Condensed Consolidated Interim Financial Statements have been prepared in compliance with the Disclosure Code’s principles.

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)	IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement and the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these Condensed Consolidated Interim Financial Statements.

b)	IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Condensed Consolidated Interim Financial Statements.

c)	There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the Santander UK group’s Condensed Consolidated Interim Financial Statements until a detailed review has been completed.

The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management of the Santander UK group, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

GOING CONCERN

The Directors have assessed the ability of the Santander UK group to continue as a going concern and confirm they are satisfied that the Santander UK group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis of accounting for preparing the Condensed Consolidated Interim Financial Statements.

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

There have been no significant changes in the basis upon which estimates have been determined compared to that applied in the 2014 Annual Report.

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

•	Retail Banking;

•	Commercial Banking;

•	Corporate & Institutional Banking; and

•	Corporate Centre.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

•	Retail Banking business activities remain broadly unchanged, offering a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners) through a network of branches and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards and personal loans as well as a range of insurance products. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business.

•	Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

•	Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions) from a product perspective. It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives and property derivatives. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

•	Corporate Centre predominantly consists of the non-core corporate and legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches. It includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition and structure, and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities. The segment information reviewed by the Board is prepared on a statutory basis of accounting.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and internal UK transfer pricing adjustments have been reflected in the performance of each segment. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on the Santander UK group’s cost of wholesale funding.

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest income to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

30 June 2015	Retail Banking £m	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,588	221	39	(65)	1,783
Non-interest income	264	72	151	13	500

Total operating income/(expense)	1,852	293	190	(52)	2,283

Administration expenses	(792)	(149)	(123)	(1)	(1,065)
Depreciation, amortisation and impairment	(98)	(30)	(8)	—	(136)

Total operating expenses excluding impairment losses, provisions and charges	(890)	(179)	(131)	(1)	(1,201)

Impairment (losses)/releases on loans and advances	(85)	(20)	21	27	(57)
Provisions for other liabilities and charges	(95)	(2)	—	—	(97)

Total operating impairment losses, provisions and charges	(180)	(22)	21	27	(154)

Profit/(loss) before tax	782	92	80	(26)	928

Revenue from external customers	2,244	367	214	(542)	2,283
Inter-segment revenue	(392)	(74)	(24)	490	—

Total operating income/(expense)	1,852	293	190	(52)	2,283

Customer loans	162,555	20,037	5,712	7,859	196,163
Total assets(1)	167,378	20,037	38,548	51,267	277,230

Customer deposits	134,141	16,604	2,159	4,214	157,118
Total liabilities	137,837	16,604	34,182	73,407	262,030

Average number of staff(2)	17,741	2,006	884	8	20,639

30 June 2014
Net interest income/(expense)	1,486	173	38	(24)	1,673
Non-interest income	282	55	144	38	519

Total operating income	1,768	228	182	14	2,192

Administration (expenses)/recoveries	(752)	(131)	(112)	119	(876)
Depreciation, amortisation and impairment	(112)	(28)	(1)	(206)	(347)

Total operating expenses excluding impairment losses, provisions and charges	(864)	(159)	(113)	(87)	(1,223)

Impairment losses on loans and advances	(107)	(54)	(2)	(9)	(172)
Provisions for other liabilities and charges	(257)	5	—	—	(252)

Total operating impairment losses, provisions and charges	(364)	(49)	(2)	(9)	(424)

Profit/(loss) before tax	540	20	67	(82)	545

Revenue from external customers	2,233	308	212	(561)	2,192
Inter-segment revenue	(465)	(80)	(30)	575	—

Total operating income	1,768	228	182	14	2,192

31 December 2014
Customer loans	158,515	18,637	5,224	8,276	190,652
Total assets(1)	163,430	18,637	38,301	55,609	275,977

Customer deposits	129,584	15,327	2,325	5,174	152,410
Total liabilities	132,541	15,327	36,359	77,557	261,784

Average number of staff(2)	17,682	1,849	724	8	20,263

(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.

3. NET TRADING AND OTHER INCOME

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net trading and funding of other items by the trading book	100	194
Net income from operating lease assets	22	21
Net (losses)/gains on assets designated at fair value through profit or loss	(4)	113
Net losses on liabilities designated at fair value through profit or loss	(27)	(82)
Net gains/(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	22	(71)
Net share of profit from associates and joint ventures	6	4
Net profit on sale of available-for-sale assets	8	—
Net losses on sale of property, plant and equipment	(3)	—
Hedge ineffectiveness and other	(1)	(25)

	123	154

‘Net trading and funding of other items by the trading book’ includes fair value losses of £7m (six months ended 30 June 2014: £15m) on embedded derivatives bifurcated from certain equity index-linked deposits. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £8m (six months ended 30 June 2014: £16m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (six months ended 30 June 2014: £1m). In June 2015, as part of a capital management exercise, Santander UK plc purchased certain of its debt instruments pursuant to a tender offer. This had no significant impact on the income statement.

4. ADMINISTRATION EXPENSES

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Staff costs:
Wages and salaries	370	338
Performance-related payments:	86	77
Social security costs	47	44
Pensions costs: - defined contribution plans	24	30
- defined benefit plans:
- past service credit	1	(230)
- other	16	14
Other share-based payments	—	—
Other personnel costs	29	35

	573	308
Property, plant and equipment expenses	91	97
Information technology expenses	195	243
Other administration expenses	206	228

	1,065	876

In 2014, a net gain of £218m arose as a result of scheme changes that limit future defined benefit pension entitlements and provide for the longer term sustainability of our staff pension arrangement, as set out in Note 25. The net gain comprised a past service credit of £230m, partially offset by a one-off contribution to the defined contribution scheme for affected members of £10m, both classified in pensions costs, and implementation costs of £2m classified in other administration expenses.

5. DEPRECIATION, AMORTISATION AND IMPAIRMENT

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Depreciation of property, plant and equipment	107	110
Amortisation and impairment of intangible assets	29	237

	136	347

Amortisation and impairment of intangible assets in 2014 included £206m in respect of the impairment of software, as set out in Note 17. There was no impairment in the six months ended 30 June 2015.

6. IMPAIRMENT LOSSES AND PROVISIONS

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 13)	101	220
- loans and advances to banks (Note 12)	—	—
- loans and receivables securities	—	—
Recoveries of loans and advances (Note 13)	(44)	(48)

	57	172

Impairment losses on available-for-sale financial assets (Note 15)	—	—

Provisions for other liabilities and charges (Note 24)	97	252

Total impairment losses and provisions charged to the income statement	154	424

7. TAXATION

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Current tax:
UK corporation tax on profit for the period	164	40
Adjustments in respect of prior years	(11)	(4)

Total current tax	153	36

Deferred tax:
Origination and reversal of temporary differences	38	79
Change in rate of UK corporation tax	—	(7)
Adjustments in respect of prior years	4	(1)

Total deferred tax	42	71

Tax on profit	195	107

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate for the year of 21.6% (2014: 21.2%). The standard rate of UK corporation tax was 20.25% (2014: 21.5%). The standard rate of UK corporation tax was reduced from 21% to 20% with effect from 1 April 2015. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Profit before tax	928	545

Tax calculated at a tax rate of 20.25% (six months ended 30 June 2014: 21.5%)	188	118
Non-deductible preference dividends paid	1	1
Non-deductible UK Bank Levy	12	7
Other non-equalised items	4	(4)
Effect of non-UK profits and losses	(1)	(1)
Utilisation of capital losses for which credit was not previously recognised	(2)	(2)
Effect of change in tax rate on deferred tax provision	—	(7)
Adjustment to prior year provisions	(7)	(5)

Tax charge	195	107

The Summer Budget 2015 was delivered on 8 July 2015 and announced further reductions in the Corporation Tax rate from 20% to 19% by 2017 and to 18% by 2020. In addition, it is proposed that an 8% surcharge will apply to banking companies from 1 January 2016. As these changes were not substantially enacted by the balance sheet date, the effects are not included in the Condensed Consolidated Interim Financial Statements.

8. DIVIDENDS

a) Ordinary share capital

Dividends of £250m (2014: £210m) were paid on the Company’s ordinary shares in issue during the period. An interim dividend of £314m was approved on 23 June 2015 on the Company’s ordinary shares in issue.

b) Other equity instruments

The quarterly dividends of £25m and £8m (2014: £nil) on the £500m Perpetual Capital Securities were paid on 24 March and 24 June 2015; the quarterly dividends of £7m and £6m (2014: £nil) on the £300m Perpetual Capital Securities were paid on 24 March and 24 June 2015.

Distributable items

The £500m and £300m Perpetual Capital Securities (as well as the £750m Perpetual Capital Securities issued in June 2015) qualify as Additional Tier 1 (‘AT1’) securities for regulatory capital purposes. AT1 distributions may only be paid out of distributable items under the CRD IV regulations. At 30 June 2015, Santander UK Group Holdings plc had £4,217m of distributable items as defined under CRD IV. Distributable items at 30 June 2015 comprised:

£m
Retained earnings at 31 March 2015	4,207
Dividends approved since 1 April 2015:
Additional Tier 1 Capital Securities	(14)
Tax on above item	3
Ordinary shares	(314)
Dividends receivable since 1 April 2015:
Investment in Additional Tier 1 Capital Securities	14
Tax on above item	(3)
Investment in Ordinary shares of subsidiary	325
Net loss for the 3 months to 30 June 2015 (Company)	(1)

Distributable items at 30 June 2015(1)	4,217

(1)	Distributable items are equivalent to distributable profits under the UK Companies Act 2006.

Retained earnings at 31 March 2015 is based on the relevant accounts of Santander UK Group Holdings plc at 31 March 2015 which have been filed with Companies House.

c) Non-controlling interest

The annual dividend of £21m (2014: £21m) on the Step-Up Callable Perpetual Reserve Capital Instruments was paid on 14 February 2015; the annual dividend of £0.4m (2014: £0.4m) on the £300m Step-up Callable Perpetual Preferred Securities, was paid on 22 March 2015; and the annual dividend of £2m (2014: £19m) on the £300m fixed/floating rate non-cumulative callable preference shares was paid on 24 May 2015.

9. TRADING ASSETS

		30 June 2015 £m	31 December 2014 £m
Loans and advances to banks	- securities purchased under resale agreements	1,743	785
	- other(1)	5,387	5,151
Loans and advances to customers	- securities purchased under resale agreements	4,037	2,200
	- other(1)	1,580	807
Debt securities		5,879	7,981
Equity securities		6,999	4,776

		25,625	21,700

(1)	Total ‘other’ comprises short-term loans of £612m (2014: £816m) and cash collateral of £6,355m (2014: £5,142m).

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £84m (2014: £48m) and £64m (2014: £73m) respectively.

10. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The Santander UK group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks. Details of the Santander UK group’s use of derivatives are set out in Note 15 to the Consolidated Financial Statements.

	30 June 2015			31 December 2014
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	121,092	3,271	4,031	113,977	2,227	3,077
- Foreign exchange swaps, options and forwards	39,395	938	545	44,786	1,097	542

	160,487	4,209	4,576	158,763	3,324	3,619

Interest rate contracts:
- Interest rate swaps	549,961	10,434	10,187	589,182	12,782	12,333
- Caps, floors and swaptions	51,564	1,872	1,658	53,341	2,087	1,996
- Futures (exchange traded)	87,932	74	14	68,434	4	16
- Forward rate agreements	88,517	5	39	91,353	3	42

	777,974	12,385	11,898	802,310	14,876	14,387

Equity and credit contracts:
- Equity index swaps and similar products	26,032	1,906	2,329	26,667	1,859	2,451
- Equity index options (exchange traded)	13,526	230	1	10,681	149	1
- Credit default swaps and similar products	55	24	2	66	25	2

	39,613	2,160	2,332	37,414	2,033	2,454

Commodity contracts:
- OTC swaps	—	—	—	18	2	2

	—	—	—	18	2	2

Total derivative assets and liabilities held for trading	978,074	18,754	18,806	998,505	20,235	20,462

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	2,602	3	217	2,405	80	82
Interest rate contracts:
- Interest rate swaps	71,661	1,274	1,204	80,976	1,600	1,564

	74,263	1,277	1,421	83,381	1,680	1,646

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	19,063	463	1,741	20,047	1,008	577
Interest rate contracts:
- Interest rate swaps	6,860	95	46	6,987	98	47
Equity derivative contracts
- Equity derivatives	46	—	1	—	—	—

	25,969	558	1,788	27,034	1,106	624

Total derivative assets and liabilities held for hedging	100,232	1,835	3,209	110,415	2,786	2,270

Total recognised derivative assets and liabilities	1,078,306	20,589	22,015	1,108,920	23,021	22,732

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,912m (2014: £2,063m) and £457m (2014: £475m), respectively, and amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,979m (2014: £1,730m) and £433m (2014: £485m), respectively. The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 30 June 2015 amounted to £nil (2014: £nil) and £16m (2014: £nil) respectively, with collateral held exceeding the net position.

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional				Asset		Liability
		Traded over the counter
30 June 2015	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Traded over the counter £m	Traded on recognised exchanges £m	Traded over the counter £m
Exchange rate contracts	—	—	182,152	182,152	—	4,675	—	6,534
Interest rate contracts	87,932	465,771	302,792	856,495	74	13,680	14	13,134
Equity and credit contracts	13,526	—	26,133	39,659	230	1,930	1	2,332
Commodity contracts	—	—	—	—	—	—	—	—

	101,458	465,771	511,077	1,078,306	304	20,285	15	22,000

31 December 2014
Exchange rate contracts	—	—	181,215	181,215	—	4,412	—	4,278
Interest rate contracts	68,434	519,273	302,566	890,273	4	16,570	16	15,982
Equity and credit contracts	10,681	—	26,733	37,414	149	1,884	1	2,453
Commodity contracts	—	—	18	18	—	2	—	2

	79,115	519,273	510,532	1,108,920	153	22,868	17	22,715

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Fair value hedging:
- Gains on hedging instruments	20	27
- Gain/(losses) on hedged items attributable to hedged risks	24	(7)

Fair value hedging ineffectiveness	44	20
Cash flow hedging ineffectiveness	(51)	(44)

	(7)	(24)

The Santander UK group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

11. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	30 June 2015 £m	31 December 2014 £m
Loans and advances to customers	2,162	2,259
Debt securities	567	622

	2,729	2,881

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2014: £nil) and £45m (2014: £54m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the Santander UK group having a charge over the residential properties in respect of lending to housing associations. See ‘Maximum exposure and net exposure to credit risk’ in the ‘Credit Risk Review’ section of the Risk Review.

The net gain during the period attributable to changes in credit risk for loans and advances designated at fair value was £25m (six months ended 30 June 2014: net gain of £10m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 30 June 2015 was £223m (31 December 2014: cumulative net loss of £248m).

12. LOANS AND ADVANCES TO BANKS

		30 June 2015 £m	31 December 2014 £m
Placements with other banks	- securities purchased under resale agreements	909	273
	- other	1,593	1,781
Amounts due from Banco Santander	- securities purchased under resale agreements	—	—
	- other	2	3

		2,504	2,057

13. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2015 £m	31 December 2014 £m
Loans and advances to customers	195,198	189,333
Amounts due from fellow Banco Santander group subsidiaries and joint ventures	1,068	797

Loans and advances to customers	196,266	190,130
Less: impairment loss allowances	(1,329)	(1,439)

Loans and advances to customers, net of impairment loss allowances	194,937	188,691

Movement in impairment loss allowances:

30 June 2015	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2015:
- Observed
- Individual	27	354	—	—	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687

	579	558	54	248	1,439

Charge/(release) to the income statement:
- Observed
- Individual	(1)	(17)	—	—	(18)
- Collective	(7)	17	6	126	142
- Incurred but not yet observed	1	(27)	2	1	(23)

	(7)	(27)	8	127	101

Write offs and other items(1)	(15)	(72)	(1)	(123)	(211)

At 30 June 2015:
- Observed
- Individual	26	271	—	—	297
- Collective	199	69	10	83	361
- Incurred but not yet observed	332	119	51	169	671

	557	459	61	252	1,329

31 December 2014
At 1 January 2014:
- Observed
- Individual	39	388	—	—	427
- Collective	264	94	8	80	446
- Incurred but not yet observed	290	151	36	205	682

	593	633	44	285	1,555

Charge/(release) to the income statement:
- Observed
- Individual	(12)	116	—	—	104
- Collective	13	(36)	6	277	260
- Incurred but not yet observed	41	(5)	11	(42)	5

	42	75	17	235	369

Write offs and other items(1)	(56)	(150)	(7)	(272)	(485)

At 31 December 2014:
- Observed
- Individual	27	354	—	—	381
- Collective	221	58	7	85	371
- Incurred but not yet observed	331	146	47	163	687

	579	558	54	248	1,439

(1)	Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy on page F-14. Mortgage write-offs including this effect were £20m (six months ended 30 June 2014: £33m).

Recoveries:

	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
30 June 2015	1	1	1	41	44

30 June 2014	2	4	1	41	48

14. SECURITISATIONS AND COVERED BONDS

a) Securitisations

i) Master Trust Structures

Holmes

In the first half of 2015, there were no issuances from Holmes Master Issuer plc (2014: £nil). Mortgage-backed notes totalling £2.1bn (2014: £3.1bn) equivalent were redeemed during the period.

Fosse

In the first half of 2015, there were issuances of £1bn from Fosse Master Issuer plc (2014: £1bn). Mortgage-backed notes totalling £3.6bn (2014: £2.9bn) equivalent were redeemed during the period.

ii) Other securitisation structures

Motor

In the first half of 2015, the Santander UK group issued £1bn notes (2014: £1bn) through pass-through stand-alone vehicles for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

Auto ABS UK Loans plc

As part of the acquisition of PSA Finance UK Limited in the first half of 2015, as described in Note 35, the Santander UK group recognised £1.2bn notes issued through Auto ABS UK Loans plc, a pass-through stand-alone vehicle for the securitisation of receivables derived from credit agreements with retail customers for the purchases of financed vehicles.

b) Covered Bonds

At 30 June 2015, gross assets assigned amounted to £24,103m (2014: £25,598m) and notes in issue amounted to £15,507m (2014: £18,379m).

15. AVAILABLE-FOR-SALE SECURITIES

	30 June 2015 £m	31 December 2014 £m
Debt securities	9,062	8,919
Equity securities	34	25

	9,096	8,944

16. INTERESTS IN OTHER ENTITIES

Santander UK Group Holdings plc has interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 23 to the Consolidated Financial Statements. The unconsolidated structured entities include Abbey National Capital Trust I and Abbey National Capital LP I, which are 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Santander UK plc. The terms of the securities do not include any significant restrictions on the ability of Santander UK plc to obtain funds, by dividend or loan, from any subsidiary.

Interests in subsidiaries

On 1 June 2015, the deposit taking business of Abbey National International Limited (‘ANIL’) was transferred to Santander UK plc Jersey branch. This followed the sanctioning by the Royal Court of Jersey on 8 May 2015 of a transfer scheme prepared under Article 48D of, and the Schedule to the Banking Business (Jersey) Law 1991. From that date, ANIL was no longer considered a principal subsidiary of the Santander UK group.

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc purchased 50% of the shares of PSA Finance UK Limited, a company that offers a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. For further details on the acquisition, see Note 35. PSA Finance UK Limited has been consolidated as Santander UK directs its activities.

17. INTANGIBLE ASSETS

During the period, the Santander UK group spent £52m (six months ended 30 June 2014: £7m) on additions to its computer software. The Santander UK group disposed of £nil (six months ended 30 June 2014: £nil) of computer software and recognised an impairment charge of £nil (six months ended 30 June 2014: £206m) in respect of software write-offs. The write-offs were for the decommissioning of redundant systems following the implementation of our new digital platform and the completion of our product simplification programme.

18. PROPERTY, PLANT AND EQUIPMENT

During the period, the Santander UK group spent £13m (six months ended 30 June 2014: £23m) on the refurbishment of its branches and office premises, £44m (six months ended 30 June 2014: £83m) on additions to its office fixtures and equipment, £nil (six months ended 30 June 2014: £4m) on computer software and £10m (six months ended 30 June 2014: £30m) on the acquisition of operating lease assets. The Santander UK group disposed £9m (six months ended 30 June 2014: £nil) of property, £6m (six months ended 30 June 2014: £8m) of office fixtures and equipment, £1m (six months ended 30 June 2014: £nil) of computer software and £11m (six months ended 30 June 2014: £38m) of operating lease assets during the period.

At 30 June 2015, capital expenditure contracted, but not provided for was £nil (2014: £nil) in respect of property, plant and equipment. Assets under construction with a total value of £96m (2014: £209m) are included in the total carrying value of property, plant and equipment at the balance sheet date.

19. DEPOSITS BY BANKS

	30 June 2015 £m	31 December 2014 £m
Items in the course of transmission	357	308
Deposits by banks - securities sold under repurchase agreements	4,188	4,797
Amounts due to Banco Santander
- securities sold under repurchase agreements	115	—
- other	951	966
Amounts due to fellow Banco Santander subsidiaries
- securities sold under repurchase agreements	—	—
- other	128	129
Deposits held as collateral	386	758
Other deposits	1,127	1,256

	7,252	8,214

20. TRADING LIABILITIES

	30 June 2015 £m	31 December 2014 £m
Deposits by banks - securities sold under repurchase agreements	3,615	4,508
- other(1)	1,523	2,715
Deposits by customers - securities sold under repurchase agreements	5,189	4,040
- other(1)	636	859
Short positions in securities and unsettled trades	4,528	3,211

	15,491	15,333

(1)	Comprises cash collateral of £1,104m (2014: £1,905m) and short-term deposits of £1,055m (2014: £1,669m).

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £71m (2014: £433m) and to fellow subsidiaries of Banco Santander, S.A. of £87m (2014: £84m).

21. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	30 June 2015 £m	31 December 2014 £m
Debt securities in issue - US$10bn Euro Commercial Paper Programme	835	854
- US$20bn Euro Medium Term Note Programme	363	464
- Euro 10bn Note Certificate and Warrant Programme and Global Structured Solutions Programme	1,292	1,517
Warrants programme	12	13

	2,502	2,848

Included in the above balances are amounts owed to Banco Santander, S.A. of £21m (2014: £29m) and to fellow subsidiaries of Banco Santander, S.A. of £nil (2014: £67m).

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the period attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £20m (six months ended 30 June 2014: net loss of £8m). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 30 June 2015 was £13m (31 December 2014: cumulative net loss of £7m).

At 30 June 2015, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £126m (2014: £165m) higher than the carrying value.

22. DEBT SECURITIES IN ISSUE

	30 June 2015 £m	31 December 2014 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	15,507	18,379
- US$20bn Euro Medium Term Note Programme (See Note 21)	15,051	11,785
- US$40bn Euro Medium Term Note Programme	80	112
- US$20bn Commercial Paper Programme	3,066	3,510
- Euro 5bn Guaranteed French Certificates of Deposit Programme	557	968
- Certificates of deposit	3,653	3,042

	37,914	37,796

Securitisation programmes (See Note 14):
- Holmes	4,062	6,144
- Fosse	5,366	7,104
- Motor	1,032	746
- Auto ABS UK	1,010	—

	49,384	51,790

Included in the above balances are amounts owed to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £73m (2014: £64m) and £125m (2014: £285m) respectively.

US$20bn Commercial Paper Programme

On 1 July 2015, Abbey National Treasury Services plc, US Branch set up a US$20bn Commercial Paper Programme for the issuance of commercial paper. The new programme will replace the Abbey National North America LLC (‘ANNA LLC’) US$20bn Commercial Paper Programme, and ANNA LLC will not issue any further commercial paper going forward.

23. SUBORDINATED LIABILITIES

	30 June 2015 £m	31 December 2014 £m
£325m Sterling Preference Shares	344	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	2	201
Undated subordinated liabilities	1,616	1,711
Dated subordinated liabilities	1,639	1,746

	3,601	4,002

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,322m (2014: £1,867m) and £nil (2014: £nil) respectively.

£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities

As part of a capital management exercise, 99% of the outstanding Tier One Preferred Income Capital Securities were purchased on 11 June 2015.

Dated subordinated liabilities

As part of a capital management exercise, 43% of the outstanding 8.963% Non-cumulative Trust Preferred Securities (8.963% Subordinated notes 2030) were purchased on 11 June 2015.

24. PROVISIONS

	Conduct remediation
	PPI £m	Other products £m	Regulatory-related £m	Other £m	Total £m
At 1 January 2015	129	162	85	115	491
Additional provisions	—	14	74	9	97
Used during the period	(56)	(17)	(33)	(21)	(127)

At 30 June 2015	73	159	126	103	461

To be settled:
- Within 12 months	62	139	126	26	353
- In more than 12 months	11	20	—	77	108

	73	159	126	103	461

At 1 January 2014	165	222	79	84	550
Additional provisions	95	45	165	111	416
Used during the year	(131)	(128)	(159)	(80)	(498)
Transfers	—	14	—	—	14
Other	—	9	—	—	9

At 31 December 2014	129	162	85	115	491

To be settled:
- Within 12 months	95	142	85	63	385
- In more than 12 months	34	20	—	52	106

	129	162	85	115	491

a) Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales of products. In calculating the conduct remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Sensitivities relating to the provision for conduct remediation can be found in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements.

(i) Payment Protection Insurance (‘PPI’)

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions.

	Cumulative to 30 June 2015	Future expected (unreviewed)	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	855	100	25,000 =	£11m
Outbound contact (‘000)	372	—	25,000 =	£27m
Outbound contact completion	100%	—	—
Response rate to outbound contact	38%	38%	1% = £0.2m
Average uphold rate per claim(2)	82%	74%	1% = £2m
Average redress per claim	1,914	1,444	£100 =	£4m

(1)	Excludes invalid claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding in the six months ended 30 June 2015 and the year ended 31 December 2014 were as follows:

	30 June 2015 ‘000	31 December 2014 ‘000
Outstanding at 1 January	20	14
Complaints received(1)	111	246
Complaints rejected as invalid(2)	(83)	(194)
Complaints closed - upheld	(24)	(46)

Outstanding at 30 June/31 December	24	20

(1)	Includes complaints that were deemed invalid, as there is no record of a relevant PPI policy being held by the customer.
(2)	The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims upheld or rejected above reflect the results of any appeals.

30 June 2015 compared with 31 December 2014

Monthly utilisation, including pro-active customer contact, during the six months ended 30 June 2015 decreased to £9m per month, against an average of £11m in the year ended 31 December 2014. Excluding pro-active customer contact, the average redress costs in the six months ended 30 June 2015 were £6m per month (six months ended 30 June 2014: £6m). The high proportion of invalid complaints also continued.

(ii) Other products

A provision for conduct remediation has also been recognised in respect of other products. The provision for conduct remediation in respect of other products represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs. A number of uncertainties remain as to the eventual costs with respect to conduct remediation in respect of these products given the inherent difficulties in determining the number of customers involved and the amount of any redress to be provided to them.

Wealth and investment products

During 2012, the FCA (formerly known as the FSA) undertook an industry-wide thematic review of the sale of investment products, and subsequently sales of premium investment funds. The FCA’s review included Santander UK, and identified shortcomings in the collection of customer information and risk profile alignment, and concerns about product suitability, fees and charges. As a result, Santander UK initiated customer contact exercises to provide appropriate redress to customers who had suffered detriment. The redress methodology for remaining phases is under discussion with the FCA. A provision has been recognised in respect of the above sales for redress payments and related costs. At 30 June 2015, the provision was £127m (31 December 2014: £127m).

Interest rate hedging products

In 2012, the FCA identified material failings in the sale of interest rate derivatives to some small and medium sized businesses at the four largest UK banks. The FCA did not identify any mis-selling issues with Santander UK. However, in order to ensure that customers are treated consistently, the FCA requested seven other UK banks (including Santander UK) to undertake a review of the sales of interest rate hedging products to SMEs since 2001.

A provision was initially recognised based on the pilot exercise completed in the second half of 2012 and subsequently revised following the customer contact exercise that commenced in the second quarter of 2013 and ongoing updated guidelines from the FCA. The level of provision is based on full redress i.e. unwinding of the trade (reversal of mark-to-market values) and refund of net interest payments made by customers. Response rates are monitored on a regular basis, and the provision updated accordingly. The issue continues to be managed down.

b) Regulatory-related

(i) Financial Services Compensation Scheme (‘FSCS’)

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms. The FSCS charge recognised in the six months ended 30 June 2015 was £74m (six months ended 30 June 2014: £100m).

(ii) UK Bank Levy

The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet of a Relevant Group at the end of a chargeable period. The Relevant Group for this purpose is a Foreign Banking Group whose ultimate parent is Banco Santander, S.A.. The UK Bank Levy is calculated principally on the consolidated balance sheet of the UK sub-group parented by the Company. During 2014, a rate of 0.156% was applied but with effect from 1 April 2015, the Finance Act 2015 increased the rate to 0.21%, resulting in a rate of 0.1967% for 2015. The current year impact of the UK Bank Levy has not been reflected in these results in accordance with IFRS. Under IFRS, these charges for the year may only be recognised on the last day of the year, not accrued over the period. The cost of the UK Bank Levy for 2014 was £74m.

In addition to the corporation tax changes the Budget in 8 July 2015 also announced a reduction to the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021. These changes have not been substantially enacted.

c) Other

Other provisions principally comprise amounts in respect of vacant property costs, litigation and related expenses, and restructuring expenses. Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market.

25. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	30 June 2015 £m	31 December 2014 £m
Assets/(liabilities)
Funded defined benefit pension scheme	349	315
Funded defined benefit pension scheme	(169)	(159)
Unfunded defined benefit pension scheme	(41)	(40)

Total net assets	139	116

Remeasurement (gains)/losses recognised in other comprehensive income during the period were as follows:

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Remeasurement of defined benefit schemes	(17)	(128)

a) Defined contribution pension schemes

An expense of £24m (six months ended 30 June 2014: £30m) was recognised for defined contribution plans in the period, and is included in staff costs classified within administration expenses in the Condensed Consolidated Income Statement. None of this amount was recognised in respect of key management personnel for the six months ended 30 June 2015 and 30 June 2014.

b) Defined benefit pension schemes

The total amount charged/(credited) to the income statement, including any amounts classified as redundancy costs was as follows:

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest (income)/ expense	(3)	12
Current service cost	20	19
Past service credit	1	(230)
Administration costs	2	3

	20	(196)

During the first half of 2014, following a review of the Santander UK Group pension scheme, pension arrangements for colleagues in that scheme were amended through the introduction of a cap on pensionable pay increases by 1% per annum from 1 March 2015. The impact of this change was a reduction in the defined benefit obligation of £230m, partially offset by one off contributions to the defined contribution scheme for affected member of £10m and implementation costs of £2m. Consequently, a net gain of £218m was recognised in the income statement during the period as set out in Note 4.

The amounts recognised in other comprehensive income for the period were as follows:

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Return on plan assets (excluding amounts included in net interest expense)	10	(219)
Actuarial gains arising from changes in demographic assumptions	—	—
Actuarial gains arising from experience adjustments	(21)	(10)
Actuarial (gains)/losses arising from changes in financial assumptions	(3)	101
Cumulative actuarial reserve acquired with subsidiary	(3)	—

Remeasurement of defined benefit pension schemes	(17)	(128)

The net (liability)/asset recognised in the balance sheet was determined as follows:

	30 June 2015 £m	31 December 2014 £m
Present value of defined benefit obligation	(9,403)	(9,314)
Fair value of plan assets	9,542	9,430

Net defined benefit asset	139	116

Movements in the present value of defined benefit obligations during the period were as follows:

	30 June 2015 £m	31 December 2014 £m
Balance at 1 January	(9,314)	(8,432)
Assumed through business combinations	(33)	—
Current service cost	(15)	(25)
Current service cost paid by fellow Banco Santander group subsidiaries	(5)	(9)
Interest cost	(169)	(367)
Employer salary sacrifice contributions	(3)	(7)
Past service cost	(1)	230
Remeasurement gains/(losses):
- Actuarial losses arising from changes in demographic assumptions	—	(129)
- Actuarial gains/(losses) arising from experience adjustments	21	(59)
- Actuarial gains/(losses) arising from changes in financial assumptions	3	(728)
Actual benefit payments	113	212

Balance at 30 June/31 December	(9,403)	(9,314)

Movements in the fair value of scheme assets during the period were as follows:

	30 June 2015 £m	31 December 2014 £m
Balance at 1 January	9,430	7,878
Acquired through business combinations	41	—
Interest income	172	354
Remeasurement (losses)/gains:
- Return on plan assets (excluding amounts included in net interest expense)	(10)	1,048
Contributions paid	19	360
Contributions paid by fellow Banco Santander group subsidiaries	5	9
Administration costs	(2)	(7)
Actual benefit payments	(113)	(212)

Balance at 30 June/31 December	9,542	9,430

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all assumptions constant.

		Increase/(decrease)
		30 June 2015 £m	31 December 2014 £m
Discount rate	Change in pension obligation at period end from a 25 bps increase	(496)	(420)
	Change in pension cost for the period from a 25 bps increase	(19)	(19)
General price inflation	Change in pension obligation at period end from a 25 bps increase	314	307
	Change in pension cost for the period from a 25 bps increase	13	13
General salary increase	Change in pension obligation at period end from a 25 bps increase	n/a	n/a
Mortality	Change in pension obligation at period end from each additional year of longevity assumed	271	226

26. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2015 £m	31 December 2014 £m
Guarantees given to third parties	1,436	1,825
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	6,591	6,692
- More than one year	27,304	26,142
Other contingent liabilities	—	1

	35,331	34,660

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Guarantees given to third parties

Guarantees given to third parties consist primarily of letters of credit, bonds and guarantees granted as part of normal product facilities which are offered to customers.

Formal standby facilities, credit lines and other commitments

Standby facilities, credit lines and other commitments are also granted as part of normal product facilities which are offered to customers. Retail facilities comprise undrawn facilities granted on flexible mortgages, bank overdrafts and credit cards. On flexible mortgages, the credit limit is set at the point of granting the loan through property value and affordability assessments.

Subsequent assessments are made to ensure that the limit remains appropriate considering any change in the security value or the customer’s financial circumstances. On bank accounts and credit cards, the facilities are granted based on new business risk assessment and are reviewed more frequently based on internal, as well as, external data. The delinquency status of the account would result in the withdrawal of the facility. Corporate facilities comprise standby facilities which are subject to ongoing compliance with covenants and the provision of agreed security. Failure to comply with these terms can result in the withdrawal of the unutilised facility headroom.

FSCS

As described in Note 24, the Santander UK group participates in the UK’s national resolution scheme, the FSCS, and is thus subject to levies to fund the FSCS. The EU’s Recovery and Resolution Directive includes a requirement to pre-fund national resolution funds. The quantification and timing of any additional levy as a result of the pre-funding have yet to be determined and hence, although the Santander UK group’s share could be significant, no provision has yet been recognised.

Mortgage representations and warranties

In connection with its residential mortgage securitisations, and covered bond transactions, Santander UK plc makes representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:

•	Santander UK plc’s ownership of the loan

•	The validity of the legal charge securing the loan

•	The effectiveness of title insurance on the property securing the loan

•	The loan’s compliance with applicable laws

•	Whether the mortgage loan was originated in conformity with the originator’s lending criteria.

The specific representations and warranties in relation to the mortgage loans made by Santander UK plc depend on the nature of the transaction and the requirements of the transaction structure. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. Santander UK plc’s credit policy explicitly prohibits such lending.

Market conditions and credit-rating agency requirements may also affect representations and warranties Santander UK plc may agree to make upon the sale of the mortgage loans. Santander UK plc’s representations and warranties regarding the sold mortgage loans are generally not subject to stated limits in amount or time of coverage. However, contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, Santander UK plc may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or reduce its share in the trust holding the mortgage loans by an amount equivalent to the repurchase price. In the case of a repurchase, Santander UK plc may bear any subsequent credit loss on the mortgage loan. Santander UK plc manages and monitors its securitisation activities closely to minimise potential claims. To date, Santander UK plc has only identified a small number of non-compliant mortgage loans in its securitisation transactions.

Regulatory

The Santander UK group engages in discussion, and co-operates, with the FCA and other bodies in their supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of general thematic work and in relation to specific products and services. The position will be monitored with particular reference to those reviews currently in progress and where it is not yet possible to reliably determine their outcome.

Consumer credit

Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations. Claims brought by customers in relation to potential breaches of these requirements could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. It is not possible to provide any meaningful estimate or range of the possible cost.

A 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Limited held that the non-disclosure of commissions on a single premium PPI policy made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. The FCA is considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision and the Santander UK group, as are other lenders, is in active dialogue with the FCA and the FOS on this issue. At this stage, given the uncertainty regarding the application of the Plevin decision, it is not currently possible to determine the financial impact for the Santander UK group.

Taxation

The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010 and during 2013 re-confirmed its unconditional adoption of this code.

Other

As part of the sale of subsidiaries, and as is normal in such circumstances, Santander UK has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 29.

Other off-balance sheet commitments

Santander UK has commitments to lend at fixed interest rates which expose it to interest rate risk. For further information, see the Risk Review.

Operating lease commitments

There have been no significant changes to the operating lease commitments as set out in Note 37 to the Consolidated Financial Statements.

27. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	30 June 2015 £m	31 December 2014 £m
Ordinary share capital	7,060	11,268
£500m Perpetual Capital Securities	500	500
£300m Perpetual Capital Securities	300	300
£750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities	745	—

	8,605	12,068

a) Ordinary share capital

Issued and fully paid share capital	Ordinary shares of £1 each
	No.	£m
At 1 January 2015 and 31 December 2014	11,267,503,002	11,268
Cancellation and extinguishment of shares	(4,207,503,002)	(4,208)

At 30 June 2015	7,060,000,000	7,060

On 24 March 2015, the issued share capital of the Company was reduced by £4,207,503,002 to £7,060,000,000 by cancelling and extinguishing 4,207,503,002 ordinary shares of £1 each. This amount was credited to the Company’s retained earnings and forms part of the Company’s distributable reserves.

b) Other equity instruments

£750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities

On 10 June 2015, the Company issued £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities, of which £650m was subscribed by third party investors and £100m by the Company’s immediate parent, Banco Santander, S.A.. The securities are perpetual and pay a distribution rate on 24 March, June, September and December, commencing from September 2015. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 7.375% per annum until 24 June 2022; thereafter, the distribution rate resets every five years to a rate 5.543% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities are redeemable at the option of the Company on 24 June 2022 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

28. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Profit for the period	733	438

Non-cash items included in profit:
Depreciation and amortisation	136	347
Amortisation of premiums/(discounts) on debt securities	30	—
Provisions for liabilities and charges	97	252
Impairment losses	101	220
Corporation tax charge	195	107
Other non-cash items	888	208
Pension charge/(credit) for defined benefit pension schemes	16	(216)

	2,196	1,356
Changes in operating assets and liabilities:
Net change in cash and balances held at central banks	(13)	—
Net change in trading assets	(4,669)	(1,202)
Net change in derivative assets	2,432	890
Net change in financial assets designated at fair value	151	(33)
Net change in loans and advances to banks and customers	(3,724)	(1,084)
Net change in other assets	(597)	(435)
Net change in deposits by banks and customers	2,515	4,294
Net change in derivative liabilities	(717)	167
Net change in trading liabilities	161	(3,434)
Net change in financial liabilities designated at fair value	14	307
Net change in debt securities in issue	3	1,130
Net change in other liabilities	(140)	(1085)
Effects of exchange rate differences	(2,058)	(1,098)

Net cash flow used in operating activities before tax	(4,446)	(227)
Corporation tax paid	(235)	(25)

Net cash flow used in operating activities	(4,681)	(252)

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	30 June 2015 £m	31 December 2014 £m
Cash and balances at central banks	15,218	22,562
Less: regulatory minimum cash balances	(331)	(318)

	14,887	22,244
Net trading other cash equivalents	3,181	3,966
Net non-trading other cash equivalents	937	1,153

Cash and cash equivalents	19,005	27,363

c) Acquisition of subsidiaries

Consideration paid in connection with the acquisition of PSA Finance UK Limited on 3 February 2015 that was satisfied by cash and cash equivalents is set out in Note 35.

29. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	30 June 2015 £m	31 December 2014 £m
On balance sheet:
Treasury bills and other eligible securities	6,455	8,023
Cash	3,728	3,072
Loans and advances to customers - securitisations and covered bonds (See Note 14)	51,164	53,370
Loans and advances to customers	3,672	3,482
Debt securities	1,136	1,615
Equity securities	5,510	4,032

	71,665	73,594

Off balance sheet:
Treasury bills and other eligible securities	14,905	17,476
Debt securities	675	177
Equity securities	796	1,333

	16,376	18,986

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 30 June 2015 was £18,078m (2014: £21,855m), of which £7,114m (2014: £7,765m) were classified within ‘loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds

Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 30 June 2015, £1,003m (2014: £1,789m) of loans were so assigned by the Santander UK group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 30 June 2015, the pool of ring-fenced residential mortgages for the covered bond programme was £24,103m (2014: £25,598m).

At 30 June 2015, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £26,832m (2014: £32,373m), including gross issuance of £2,883m (2014: £4,023m) and redemptions of £7,942m (2014: £8,440m). At 30 June 2015, a total of £12,347m (2014: £14,373m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £5,987m at 30 June 2015 (2014: £6,444m), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £22,185m at 30 June 2015 (2014: £22,048m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 30 June 2015, £3,728m (2014: £3,072m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

b) Collateral accepted as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	30 June 2015 £m	31 December 2014 £m
On balance sheet:
Trading liabilities	1,104	1,905
Deposits by banks	1,319	1,701

	2,423	3,606
Off balance sheet:
Trading liabilities	21,074	24,207
Deposits by banks	150	—

	21,224	24,207

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 30 June 2015, the fair value of such collateral received was £7,010m (2014: £6,956m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £14,214m at 30 June 2015 (2014: £17,251m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 30 June 2015, £2,423m (2014: £3,606m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit Risk’ section of the Risk Review.

30. RELATED PARTY DISCLOSURES

The financial position and performance of the Santander UK group have not been materially affected in the first six months of the year by any related party transactions, or changes to related party transactions, except as disclosed in the other Notes to these Condensed Consolidated Interim Financial Statements or otherwise described below.

Further information on balances due from/(to) other Banco Santander group companies is set out in the section ‘Balances with other Banco Santander group companies’ in the Risk Review on pages 273 to 276. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 25. Further information on related party transactions during the period and balances outstanding at the period-end is described in the other Notes.

These transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

31. FINANCIAL INSTRUMENTS

a) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2015 and 31 December 2014, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value.

		30 June 2015					31 December 2014
Balance sheet category		Fair value				Carrying value £m	Fair value				Carrying value £m
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m		Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Loans and advances to banks		—	2,010	411	2,421	2,504	—	1,210	798	2,008	2,057

Loans and advances to customers	Advances secured on residential property	—	—	153,685	153,685	150,623	—	—	151,265	151,265	149,861
	Corporate loans	—	5,810	24,411	30,221	30,512	—	5,671	23,718	29,389	29,445
	Other advances	—	—	13,895	13,895	13,802	—	—	9,464	9,464	9,385

		—	5,810	191,991	197,801	194,937	—	5,671	184,447	190,118	188,691

Loans and receivables securities		—	81	—	81	66	—	135	—	135	118

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	4,458	—	4,458	4,303	—	4,909	—	4,909	4,797
	Other deposits	—	2,374	584	2,958	2,949	—	3,172	671	3,843	3,417

		—	6,832	584	7,416	7,252	—	8,081	671	8,752	8,214

Deposits by customers	Current and demand accounts	—	—	65,187	65,187	65,187	—	—	66,737	66,737	66,737
	Savings accounts	—	—	59,137	59,137	58,843	—	—	57,391	57,391	57,099
	Time deposits	—	—	33,755	33,755	33,616	—	—	29,405	29,405	29,270
	Securities sold under agreements to repurchase	—	507	—	507	504	—	577	—	577	500

		—	507	158,079	158,586	158,150	—	577	153,533	154,110	153,606

Debt securities in issue	Bonds and medium term notes	—	39,470	—	39,470	37,914	—	39,954	—	39,954	37,796
	Securitisation programmes	—	10,684	1,010	11,694	11,470	—	13,302	746	14,048	13,994

		—	50,154	1,010	51,164	49,384	—	53,256	746	54,002	51,790

Subordinated liabilities		—	3,773	—	3,773	3,601	—	4,115	—	4,115	4,002

b) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial asset and liability classes accounted for at fair value at 30 June 2015 and 31 December 2014, analysed by the valuation methodology used by the Santander UK group to determine their fair value, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the six months ended 30 June 2015 and the year ended 31 December 2014, there were no transfers of financial instruments between Levels 1 and 2 in the fair value hierarchy.

During the six months ended 30 June 2015, there were no transfers of financial instruments between Levels 2 and 3 in the fair value hierarchy. During the year ended 31 December 2014, the following financial instruments were transferred between Level 2 and Level 3 in the fair value hierarchy:

•	Bermudan swaptions shown within derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in Note 44(i) to the Consolidated Financial Statements.

•	Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices as a result of market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in Note 44(i) to the Consolidated Financial Statements.

		Fair value
Balance sheet category		30 June 2015				31 December 2014
		Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Valuation technique
Assets
Trading assets	Loans and advances to banks	—	7,130	—	7,130	—	5,936	—	5,936	A
	Loans and advances to customers	—	5,617	—	5,617	—	3,007	—	3,007	A
	Debt securities	5,879	—	—	5,879	7,981	—	—	7,981	—
	Equity securities	6,999	—	—	6,999	4,776	—	—	4,776	—

Derivative assets	Exchange rate contracts	—	4,668	7	4,675	—	4,407	5	4,412	A
	Interest rate contracts	74	13,667	13	13,754	4	16,550	20	16,574	A & C
	Equity and credit contracts	230	1,810	120	2,160	149	1,757	127	2,033	B & D
	Commodity contracts	—	—	—	—	—	2	—	2	A

Financial assets at FVTPL	Loans and advances to customers	—	2,102	60	2,162	—	2,198	61	2,259	A
	Debt securities	—	356	211	567	—	402	220	622	A & B

AFS financial assets	Equity securities	34	—	—	34	25	—	—	25	—
	Debt securities	9,062	—	—	9,062	8,919	—	—	8,919	—

Total assets at fair value		22,278	35,350	411	58,039	21,854	34,259	433	56,546

Liabilities
Trading liabilities	Deposits by banks	—	5,138	—	5,138	—	7,223	—	7,223	A
	Deposits by customers	—	5,825	—	5,825	—	4,899	—	4,899	A
	Short positions	4,528	—	—	4,528	3,211	—	—	3,211	—

Derivative liabilities	Exchange rate contracts	—	6,534	—	6,534	—	4,278	—	4,278	A
	Interest rate contracts	14	13,129	5	13,148	16	15,976	6	15,998	A & C
	Equity and credit contracts	1	2,297	35	2,333	1	2,408	45	2,454	B & D
	Commodity contracts	—	—	—	—	—	2	—	2	A

Financial liabilities at FVTPL	Debt securities in issue	—	2,493	9	2,502	—	2,835	13	2,848	A

Total liabilities at fair value		4,543	35,416	49	40,008	3,228	37,621	64	40,913

c) Valuation techniques

The main valuation techniques employed in the Santander UK group’s internal models to measure the fair value of the financial instruments disclosed above at 30 June 2015 and 31 December 2014 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during the six months ended 30 June 2015 and the year ended 31 December 2014.

A	In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices as appropriate. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B	In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality and mean reversion.

C	In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), the Black model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D	In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair values of the financial instruments arising from the Santander UK group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

The estimates thus obtained could vary if other valuation methods or assumptions were used. The Santander UK group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

d) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant in the determination of fair value of the instrument that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Corporate & Institutional Banking. The magnitude and types of fair value adjustment adopted by Corporate & Institutional Banking are listed in the following table:

	30 June 2015 £m	31 December 2014 £m
Risk-related:
- Bid-offer and trade specific adjustments	37	34
- Uncertainty	37	18
- Credit risk adjustment	36	32

	110	84

Model-related:
- Model limitation	10	11

Day One profits	1	2

	121	97

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section on page F-84.

e) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
Balance sheet line item	Category	Financial instrument product type	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	30 June 2014 £m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	7	5	2	(1)
2. Derivative assets	Interest rate contracts	Bermudan swaptions	13	20	(5)	(4)
3. Derivative assets	Equity and credit contracts	Reversionary property interests	80	84	(2)	6
4. Derivative assets	Credit contracts	Credit default swaps	5	5	(1)	3
5. Derivative assets	Equity contracts	Options and forwards	35	38	(1)	(8)
6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	60	61	—	2
7. FVTPL	Debt securities	Reversionary property securities	211	220	5	14
9. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(5)	(6)	(1)	2
10. Derivative liabilities	Equity contracts	Options and forwards	(35)	(45)	(3)	(5)
11. FVTPL	Debt securities in issue	Non-vanilla debt securities	(9)	(13)	(2)	1

Total net assets			362	369

Total (expense)/income					(8)	10

Valuation techniques

There have been no significant changes to the valuation techniques as set out in Note 44(i) to the Consolidated Financial Statements.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives £m	Fair value through P&L £m	Total £m	Derivatives £m	Fair value through P&L £m	Total £m
At 1 January 2015	152	281	433	(51)	(13)	(64)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(7)	5	(2)	(4)	(2)	(6)
- Foreign exchange and other movements	—	—	—	—	—	—
Settlements	(5)	(15)	(20)	15	6	21

At 30 June 2015	140	271	411	(40)	(9)	(49)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the period	(7)	5	(2)	(4)	(2)	(6)

At 1 January 2014	145	321	466	(48)	(37)	(85)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(6)	51	45	(7)	1	(6)
- Foreign exchange and other movements	(7)	(1)	(8)	—	2	2
Transfers in	29	—	29	(10)	—	(10)
Transfers out	—	(58)	(58)	—	—	—
Settlements	(9)	(32)	(41)	14	21	35

At 31 December 2014	152	281	433	(51)	(13)	(64)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	(13)	50	37	(7)	3	(4)

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any hedged positions.

30 June 2015

Balance sheet note line item and product	Fair value £m	Significant unobservable input			Shift %	Reflected in income statement
		Assumption description	Assumption value			Favourable changes £m	Unfavourable changes £m
			Range(1)	Weighted average
2. Derivative assets – Interest rate contracts:	13	Mean reversion	0%-4%	2%	1	1	(1)
- Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	80	HPI Forward growth rate	0%-5%	2.43%	1	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	659 (2)	10	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0%-11.9%	0.33%	20	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	35	HPI Forward growth rate	0%-5%	1.38%	1	3	(3)
– Options and forwards		HPI Spot rate	n/a	643 (2)	10	6	(4)
6. FVTPL – Loans and advances to customers:	60	HPI Forward growth rate	0%-5%	2.69%	1	2	(2)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	211	HPI Forward growth rate	0%-5%	2.43%	1	15	(15)
– Reversionary property securities		HPI Spot rate	n/a	659 (2)	10	20	(20)
9. Derivative liabilities – Interest rate contracts:	(5)	Mean reversion	0%-4%	2%	1	1	(1)
- Bermudan swaptions
10. Derivative liabilities – Equity contracts:	(35)	HPI Forward growth rate	0%-5%	1.38%	1	4	(4)
– Options and forwards		HPI Spot rate	n/a	643 (2)	10	9	(11)
31 December 2014
2. Derivative assets – Interest rate contracts:	20	Mean reversion	0%-4%	4%	1	2	(2)
- Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	84	HPI Forward growth rate	0%-5%	2.63%	1	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	630 (2)	10	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0.1%-0.9%	0.2%	20	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	38	HPI Forward growth rate	0%-5%	2.14%	1	3	(3)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10	1	—
6. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.78%	1	2	(2)
– Roll-up mortgage portfolio
7. FVTPL – Debt securities:	220	HPI Forward growth rate	0%-5%	2.63%	1	16	(16)
– Reversionary property securities		HPI Spot rate	n/a	630 (2)	10	20	(20)
9. Derivative liabilities – Interest rate contracts:	(6)	Mean reversion	0%-4%	4%	1	1	(1)
- Bermudan swaptions
10. Derivative liabilities – Equity contracts:	(45)	HPI Forward growth rate	0%-5%	2.14%	1	4	(4)
– Options and forwards		HPI Spot rate	n/a	607 (2)	10	14	(16)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 30 June 2015 and 31 December 2014.

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 11) and related exchange rate derivatives (instrument 1), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

32. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Santander UK group’s regulatory filings at 30 June 2015.

a) Capital adequacy

The Santander UK group manages its capital on a CRD IV basis. During the six months ended 30 June 2015 and the year ended 31 December 2014, the Santander UK group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

b) Group capital

	30 June 2015 £m	31 December 2014 £m
Common Equity Tier 1 (‘CET 1’) capital before regulatory adjustments	13,399	13,054
Regulatory adjustments to CET 1 capital	(3,423)	(3,298)

CET 1 capital	9,976	9,756
Additional Tier 1 (‘AT1’) capital	2,246	1,866
Total regulatory adjustments to AT1 capital	(163)	(117)

Tier 1 capital	12,059	11,505

Tier 2 capital	2,895	3,072
Total regulatory adjustments to Tier 2 capital	(627)	(322)

Total capital	14,327	14,255

During the first half of 2015, CET 1 capital increased by £220m to £9,976m (2014: £9,756m). This was largely due to profits for the period attributable to equity holders of the parent of £697m, less interim ordinary dividends approved of £314m. During the first half of 2015, the increase in AT1 capital was due to the issuance of £750m Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities (net of issuance costs) as detailed in Note 27.

33. NON-CONTROLLING INTERESTS

	30 June 2015 £m	31 December 2014 £m
£300m fixed/floating rate non-cumulative callable preference shares	14	35
£300m Step-up Callable Perpetual Reserve Capital Instruments	235	297
£300m Step Up Callable Perpetual Preferred Securities	7	7
PSA Finance UK Limited	123	—

	379	339

Non-controlling interests represent preference shares, reserve capital instruments and perpetual preferred securities issued by Santander UK plc, a subsidiary of the Company and a 50% ordinary shareholding in PSA Finance UK Limited, see Note 35 for further information.

£300m Fixed/Floating Rate Non-Cumulative Callable Preference Shares

As part of a capital management exercise, 60% of the preferences shares were purchased on 11 June 2015.

£300m Step-up Callable Perpetual Reserve Capital Instruments

As part of a capital management exercise, 21% of the Perpetual Reserve Capital Instruments were purchased on 11 June 2015.

34. EVENTS AFTER THE BALANCE SHEET DATE

None.

35. ACQUISITION OF PSA FINANCE UK LIMITED

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (‘SCUK’) entered into an agreement with Banque PSA Finance, S.A. (‘BPF’), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (‘PSA’). PSA, BPF and SCUK have set up a cooperation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. SCUK has control over PSA through its ability to direct the activities that most significantly affect SCUK’s returns.

The aggregate consideration paid by SCUK for the shares was £111m. The following table shows the amounts recognised at the acquisition date for the net assets acquired:

Net assets acquired:	£m
Assets
Loans and advances to banks and customers	2,461
Other assets, tax assets and lease assets	60
Liabilities
Deposits by customers	(1,219)
Debt securities in issue	(1,014)
Other liabilities, tax liabilities, provisions, and retirement benefit obligations	(66)

Net identified assets and liabilities	222
Non-controlling interest (50%)	(111)

Consideration	111

Satisfied by:
Cash and cash equivalents	111
Less: Cash and cash equivalents in business acquired	—

Net cash outflow	111

The amounts shown above are provisional as the purchase price allocation for this transaction is still being finalised.

Financial effect of the acquisition

The total operating income and profit before tax included in the Condensed Consolidated Income Statement for the six months ended 30 June 2015 contributed by the PSA business since the acquisition (before deducting non-controlling interests) were £46m and £31m, respectively. Had PSA been consolidated from 1 January 2015, Santander UK would have included total operating income of £56m and profit before tax of £38m (before deducting non-controlling interests) for the period.